As filed with the Securities and Exchange Commission on October 1, 2014

Registration No.         333-

811- 21427

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933	X

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 30

SEPARATE ACCOUNT VA U

(Exact Name of Registrant)

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Western Reserve Life Assurance Co. of Ohio)

4333 Edgewood Road NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (800) 355-8511

Alison Ryan, Esq.

Transamerica Premier Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:       Units of interest in a separate account under flexible premium individual deferred variable annuity contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

WRL FREEDOM PREMIER® III VARIABLE ANNUITY

Issued by

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

Separate Account VA U

Supplement Dated October 1, 2014

to the

Prospectus dated May 1, 2014

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Premier Life Insurance Company (“TPLIC” or the “Company”) is amending the prospectus for WRL Freedom Premier® III Variable Annuity policies (the “Policies”) for the purpose of providing information regarding the merger (the “Merger”) of the insurance company on your Policy, Western Reserve Life Assurance Co. of Ohio (“Western Reserve”), with and into TPLIC.

Western Reserve no longer sells the Policies. Following the Merger, TPLIC will not sell the former Western Reserve Policies.

Effective on or about October 1, 2014, Western Reserve merged with and into its affiliate TPLIC. Before the Merger, Western Reserve was the insurance company on the Policies. Upon consummation of the Merger, Western Reserve’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of Western Reserve, including Separate Account VA U (the “separate account”) that funds the Policies, and the assets of the separate account. As a result of the merger, TPLIC became responsible for all liabilities and obligations of Western Reserve, including those created under the Policies. The Policies have thereby become flexible premium individual deferred variable annuity policies funded by a separate account of TPLIC.

The Merger did not affect the terms of, or the rights and obligations under, your Policy, other than to change the company that provides your Policy benefits from Western Reserve to TPLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TPLIC that reflects the change from Western Reserve to TPLIC. Until we amend all forms we use that are related to the Policies, we may still reflect Western Reserve in correspondence and disclosure to you.

The following are the available investment options:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Access One Trust
Access VP High Yield FundSM	Access VP High Yield FundSM	ProFund Advisors LLC
AllianceBernstein Variable Products Series Fund, Inc. – Class B
AllianceBernstein Balanced Wealth Strategy Portfolio	AllianceBernstein Balanced Wealth Strategy Portfolio	AllianceBernstein L.P.
Fidelity® Variable Insurance Products Fund – Service Class 2
Fidelity® VIP Index 500 Portfolio	Fidelity® VIP Index 500 Portfolio	Fidelity Management & Research Company and Geode Capital Management, LLC as subadvisor
ProFunds
ProFund VP Asia 30	ProFund VP Asia 30	ProFund Advisors LLC
ProFund VP Basic Materials	ProFund VP Basic Materials	ProFund Advisors LLC
ProFund VP Bull	ProFund VP Bull	ProFund Advisors LLC
ProFund VP Consumer Services	ProFund VP Consumer Services	ProFund Advisors LLC
ProFund VP Emerging Markets	ProFund VP Emerging Markets	ProFund Advisors LLC
ProFund VP Europe 30	ProFund VP Europe 30	ProFund Advisors LLC

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar	ProFund Advisors LLC
ProFund VP Financials	ProFund VP Financials	ProFund Advisors LLC
ProFund VP International	ProFund VP International	ProFund Advisors LLC
ProFund VP Japan	ProFund VP Japan	ProFund Advisors LLC
ProFund VP Mid-Cap	ProFund VP Mid-Cap	ProFund Advisors LLC
ProFund VP Money Market	ProFund VP Money Market	ProFund Advisors LLC
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100	ProFund Advisors LLC
ProFund VP Oil & Gas	ProFund VP Oil & Gas	ProFund Advisors LLC
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals	ProFund Advisors LLC
ProFund VP Precious Metals	ProFund VP Precious Metals	ProFund Advisors LLC
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets	ProFund Advisors LLC
ProFund VP Short International	ProFund VP Short International	ProFund Advisors LLC
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100	ProFund Advisors LLC
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap	ProFund Advisors LLC
ProFund VP Small-Cap	ProFund VP Small-Cap	ProFund Advisors LLC
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value	ProFund Advisors LLC
ProFund VP Telecommunications	ProFund VP Telecommunications	ProFund Advisors LLC
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap	ProFund Advisors LLC
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus	ProFund Advisors LLC
ProFund VP Utilities	ProFund VP Utilities	ProFund Advisors LLC
Transamerica Series Trust - Service Class
TA Aegon High Yield Bond	Transamerica Aegon High Yield Bond VP	Aegon USA Investment Management, LLC
TA Aegon Money Market	Transamerica Aegon Money Market VP	Aegon USA Investment Management, LLC
TA Aegon Tactical Vanguard ETF – Balanced	Transamerica Aegon Active Asset Allocation – Moderate VP	Aegon USA Investment Management, LLC
TA Aegon Tactical Vanguard ETF – Conservative	Transamerica Aegon Active Asset Allocation – Conservative VP	Aegon USA Investment Management, LLC
TA Aegon Tactical Vanguard ETF – Growth	Transamerica Aegon Active Asset Allocation – Moderate Growth VP	Aegon USA Investment Management, LLC
TA Aegon U.S. Government Securities	Transamerica Aegon U.S. Government Securities VP	Aegon USA Investment Management, LLC
TA AllianceBernstein Dynamic Allocation	Transamerica AllianceBernstein Dynamic Allocation VP	AllianceBernstein L.P.
TA Asset Allocation - Conservative	Transamerica Asset Allocation – Conservative VP	Aegon USA Investment Management, LLC
TA Asset Allocation – Growth	Transamerica Asset Allocation – Growth VP	Aegon USA Investment Management, LLC
TA Asset Allocation - Moderate	Transamerica Asset Allocation – Moderate VP	Aegon USA Investment Management, LLC
TA Asset Allocation - Moderate Growth	Transamerica Asset Allocation – Moderate Growth VP	Aegon USA Investment Management, LLC
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
TA BlackRock Tactical Allocation	Transamerica BlackRock Tactical Allocation VP	BlackRock Financial Management, Inc.
TA Clarion Global Real Estate Securities	Transamerica Clarion Global Real Estate Securities VP	CBRE Clarion Securities LLC
TA International Moderate Growth	Transamerica International Moderate Growth VP	Aegon USA Investment Management, LLC
TA JPMorgan Core Bond	Transamerica JPMorgan Core Bond VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Tactical Allocation	Transamerica JPMorgan Tactical Allocation VP	J.P. Morgan Investment Management Inc.
TA Janus Balanced	Transamerica Janus Balanced VP	Janus Capital Management LLC
TA Jennison Growth	Transamerica Jennison Growth VP	Jennison Associates LLC
TA Legg Mason Dynamic Allocation - Balanced	Transamerica Legg Mason Dynamic Allocation - Balanced VP	QS Legg Mason Global Asset Allocation, LLC
TA Legg Mason Dynamic Allocation - Growth	Transamerica Legg Mason Dynamic Allocation - Growth VP	QS Legg Mason Global Asset Allocation, LLC
TA MFS International Equity	Transamerica MFS International Equity VP	MFS® Investment Management
TA Market Participation Strategy	Transamerica Market Participation Strategy VP	Quantitative Management Associates LLC
TA Morgan Stanley Capital Growth	Transamerica Morgan Stanley Capital Growth VP	Morgan Stanley Investment Management Inc.
TA Morgan Stanley Mid-Cap Growth	Transamerica Morgan Stanley Mid-Cap Growth VP	Morgan Stanley Investment Management Inc.
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TA PIMCO Tactical - Balanced	Transamerica PIMCO Tactical - Balanced VP	Pacific Investment Management Company LLC
TA PIMCO Tactical - Conservative	Transamerica PIMCO Tactical - Conservative VP	Pacific Investment Management Company LLC
TA PIMCO Tactical – Growth	Transamerica PIMCO Tactical - Growth VP	Pacific Investment Management Company LLC
TA PIMCO Total Return	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
TA Systematic Small/Mid Cap Value	Transamerica Systematic Small/Mid Cap Value VP	Systematic Financial Management L.P.
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
TA Vanguard ETF – Aggressive Growth	Transamerica Vanguard ETF Portfolio – Aggressive Growth VP	Aegon USA Investment Management, LLC
TA Vanguard ETF – Balanced	Transamerica Vanguard ETF Portfolio – Balanced VP	Aegon USA Investment Management, LLC
TA Vanguard ETF – Conservative	Transamerica Vanguard ETF Portfolio – Conservative VP	Aegon USA Investment Management, LLC
TA Vanguard ETF – Growth	Transamerica Vanguard ETF Portfolio – Growth VP	Aegon USA Investment Management, LLC
TA WMC US Growth	Transamerica WMC US Growth VP	Wellington Management Company, LLP

   Additional Information:

    Effective open of business September 17, 2012, the following subaccount closed to new investments:

Franklin Templeton Variable Insurance Products Trust – Class 4
Franklin Founding Funds Allocation VIP Fund	Franklin Founding Funds Allocation VIP Fund	Franklin Templeton Services, LLC

The following hereby replaces the Other Information - Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy. Although it is possible that the outcome of any such examination could have a material adverse impact on results of TPLIC’s operations in any particular reporting period as the proceedings are resolved, TPLIC believes that it has adequately reserved for the unclaimed matters described here.

The following hereby replaces the Other Information - Western Reserve Life Assurance Co. Of Ohio section of the prospectus:

Transamerica Premier Life Insurance Company

Transamerica Premier Life Insurance Company (formerly known as Monumental Life Insurance Company) was incorporated under the laws of the State of Maryland on March 5, 1858. It was redomesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

On July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

The following hereby replaces the Other Information - The Separate Account section of the prospectus:

The Separate Account

The Company established a separate account, called Separate Account VA U, under the laws of the State of Ohio on August 4, 2003. Effective on October 1, 2014, the Separate Account VA U was re-domesticated under the laws of the State of Iowa and reestablished under TPLIC. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income, gains or losses.

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of an underlying fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, the portion of the assets of the separate account equal to the reserves and other policy liabilities with respect to the separate account are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

WRL FREEDOM PREMIER® III VARIABLE ANNUITY

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Separate Account VA U

Supplement Dated May 1, 2014

to the

Prospectus dated May 1, 2014

We will not accept any premium payment that is allocated to the fixed account or the dollar cost averaging fixed account in excess of $5,000. We also will not accept any premium payment or transfer which would result in the aggregate policy value in the fixed account and the dollar cost averaging fixed account exceeding $5,000.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

WRL Freedom Premier® III Variable Annuity dated May 1, 2014

WRL FREEDOM PREMIER® III VARIABLE ANNUITY

Issued Through

SEPARATE ACCOUNT VA U

By

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Prospectus

May 1, 2014

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Western Reserve Life Assurance Co. of Ohio. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

An optional Premium Enhancement Rider is available at the time you purchase your policy. If you elect this rider, the Company will add a credit to your policy value for each premium payment that you make. There is an extra charge for this rider. Generally, an annuity with a premium enhancement will have higher overall expenses than a similar annuity without a premium enhancement; the amount credited under the premium enhancement may be more than offset by the additional fees and charges associated with the premium enhancement rider. You should always consider the expenses along with the features and enhancements to be sure that any annuity meets your financial needs and goals.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the WRL Freedom Premier® III Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated May 1, 2014. Please call us at (800) 851-9777 or write us at: Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The subaccounts available under this policy invest in underlying funds of the Portfolio companies listed below:

ACCESS ONE TRUST

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

FIDELITY® VARIABLE INSURANCE PRODUCTS FUND

PROFUNDS

TRANSAMERICA SERIES TRUST

For a complete list of the available subaccounts, please refer to “Appendix - Portfolios Associated with the Subaccounts”. For more information on the underlying funds, please refer to the prospectus for the underlying fund.

TABLE OF CONTENTS continued

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value — The policy value increased or decreased by any excess interest adjustment.

Administrative Office — Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 851-9777. All premium payments, loan repayments, correspondence and notices should be sent to this address.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuitize (Annuitization) — When you switch from the accumulation phase to the income phase and we begin to make annuity payments to you (or your designee).

Annuity Commencement Date — The date upon which annuity payments are to commence.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Cash Value — The adjusted policy value less any applicable surrender charge.

Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account — One or more investment options under the policy that are part of the Company’s general assets and are not in the separate account.

Free Amount — The amount that can be withdrawn each year without incurring any surrender charges or excess interest adjustments.

Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits Rider.

Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the owner in the information that we require to issue a policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

—	premium payments; minus
—	gross partial surrenders (partial surrenders plus or minus excess interest adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus
—	interest credited in the fixed account; plus

—	accumulated gains in the separate account; minus
—	accumulated losses in the separate account; minus
—	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Separate Account — Separate Account VA U, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio.

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made on each business day.

Written Notice — Written notice, signed by the owner, that gives the Company the information it requires and is received in good order at the Administrative Office. For some transactions, the Company may accept an electronic notice such as telephone instructions or any other means acceptable to the Company. Such electronic notice must meet the requirements for good order that the Company establishes for such notices.

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

THE ANNUITY POLICY

The flexible premium deferred variable annuity policy offered by Western Reserve Life Assurance Co. of Ohio (the Company, we, us, or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: various subaccounts of the separate account and the fixed account of the Company. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy currently offers subaccounts that are listed in the “Appendix – Portfolios Associated with the Subaccounts” in this prospectus. Each subaccount invests exclusively in shares of one of the underlying fund portfolios. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that the Company guarantees.

The policy, like all deferred annuity policies, has two phases: the “accumulation phase” and the “income phase.” During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the policy. The income phase occurs when you annuitize and begin receiving regular annuity payments from your policy. The money you can accumulate during the accumulation phase will largely determine the payments you receive during the income phase.

PURCHASE

The initial premium payment for nonqualified policies must be at least $5,000 or more, and at least $1,000 for qualified policies, under most circumstances. You must obtain prior Company approval to purchase a policy with an amount less than the stated minimum. You can generally add as little as $50 at any time during the accumulation phase.

INVESTMENT CHOICES

You can allocate your premium payments to one of several underlying fund portfolios listed in the “Appendix – Portfolios Associated with the Subaccounts” in this prospectus and described in the underlying fund prospectuses. Depending upon their investment performance, you can make or lose money in any of the subaccounts.

You can also allocate your premium payments to the fixed account.

We currently allow you to transfer money between any of the investment choices during the accumulation phase. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year and to impose restrictions and limitations on transfers.

EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 8.50% of premium payments surrendered within eight years after the premium is paid. We will calculate surrender charges by taking the earnings, if any, out before premium payments. If you select the Life with Emergency CashSM annuity payment option, then you can surrender your policy after annuity payments have begun. A surrender charge of up to 4% of adjusted policy value will apply during the first four years after the annuity commencement date.

Full surrenders, partial surrenders, and transfers from a guaranteed period option of the fixed account may also be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account prior to the end of the guaranteed period option.

We deduct daily mortality and expense risk fees and administrative charges from the assets in each subaccount during the accumulation phase, at an annual rate (as a percentage of the subaccount’s value) that depends on the death benefit option that you select, as follows:

—	1.25% if you do not choose an optional guaranteed minimum death benefit
—	1.30% if you choose the Return of Premium Death Benefit
—	1.50% if you choose the Annual Step-Up Death Benefit
—	1.55% if you choose the 5% Annually Compounding Death Benefit
—	1.65% if you choose the Double Enhanced Death Benefit

During the accumulation phase, we deduct an annual service charge of no more than $30 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial surrenders, is at least $50,000.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable. State premium taxes currently range from 0% to 3.50%, depending on the state.

If you elect the Initial Payment Guarantee feature when you annuitize, then there is a daily fee (during the income phase) currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts.

If you elect the Premium EnhancementSM Rider, then there is a fee equal to an annual rate of 0.25% (0.15% if the optional Liquidity Rider, which also has a fee, is also elected) of the daily net asset value in the subaccounts.

We deduct a daily fund facilitation fee from the assets in certain investment choices at an annual rate (as a percentage of the subaccount’s value) as follows:

—	0.20% AllianceBernstein Balanced Wealth Strategy Portfolio - Class B
—	0.15% Franklin Founding Funds Allocation VIP Fund - Class 4

If you elect the Beneficiary Earnings Enhancement - Extra II (“BEE -Extra II”), then there is an annual rider fee during the accumulation phase of 0.55% of the policy value.

If you elect the Living Benefits Rider, then there is an annual rider fee during the accumulation phase of 1.25% of the “principal back” total withdrawal base on each anniversary (“rider anniversary”) of the date the rider was elected.

If you elect the Liquidity Rider, then there is a fee equal to an annual rate of 0.50% of the daily net asset value in the subaccounts. This fee is only charged for the first four years.

The value of the net assets of the subaccounts will reflect the management fee and other expenses incurred by the underlying fund portfolios.

ACCESS TO YOUR MONEY

You can generally take out $500 or more anytime during the accumulation phase (except under certain qualified policies).

You may generally take out up to the free amount free of surrender charges. Amounts surrendered in excess of this free amount may be subject to surrender charges and/or excess interest adjustments. You may have to pay income tax and a tax penalty on any money you take out.

If you have policy value in the fixed account, you may take out any cumulative interest credited free of excess interest adjustments.

Access to amounts held in qualified policies may be restricted or prohibited by law or regulation or the terms of the policy.

Surrenders are not generally permitted during the income phase unless you elect the Life with Emergency CashSM annuity payment option.

Partial surrenders will reduce your policy value. Depending on its amount and timing, a partial surrender may considerably reduce or eliminate some of the benefits and guarantees provided by your Policy. You should carefully consider whether a partial surrender under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial and full surrenders (generally) on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

ANNUITY PAYMENTS

(THE INCOME PHASE)

The policy allows you to receive income under one of several annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, then the dollar amount of your annuity payments may go up or down. However, the Initial Payment Guarantee is available for an extra fee and it guarantees a minimum amount for each annuity payment.

DEATH BENEFIT

If the sole annuitant dies before the income phase begins, then the beneficiary will generally receive a death benefit. If the owner is not the annuitant, then no death benefit is paid if the owner dies; however required distribution rules require that the policy value be distributed upon the death of any owner.

Naming different persons as owner and annuitant can affect to whom and whether amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

When you purchase a policy you may generally choose an optional guaranteed minimum death benefit:

—	Double Enhanced Death Benefit
—	5% Annually Compounding Death Benefit
—	Annual Step-Up Death Benefit
—	Return of Premium Death Benefit

Charges are lower if you do not choose an optional guaranteed minimum death benefit.

After the policy is issued, a guaranteed minimum death benefit cannot be added, and the death benefit cannot be changed.

The death benefit is paid first to a surviving owner, if any; it is paid only to the beneficiary if there is no surviving owner.

TAXES

Earnings, if any, are generally not taxed until taken out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. For nonqualified and certain qualified policies, payments during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. For qualified policies, payments during the income phase are, in many cases, considered as all taxable income. If you are younger than 59 1⁄2 when you take money out, you may incur a 10% federal penalty tax on the taxable earnings.

ADDITIONAL FEATURES

This policy has additional features that might interest you. These features may not be available for all policies, may vary for certain policies, may not each be available in combination with other optional benefits under the policy, and may not be suitable for your particular situation.

These features include, but are not limited to, the following:

—	You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the “Systematic Payout Option” (“SPO”). Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.
—	You can elect an optional feature at the time of annuitization that guarantees your variable annuity payments will never be less than a percentage of the initial variable annuity payment. This feature is called the “Initial Payment Guarantee” (“IPG”). There is an extra charge for this feature.
—	You may elect an optional rider that might pay an additional amount on top of the policy death benefit, in certain circumstances. This feature is called the “Beneficiary Earnings Enhancement - Extra II” (“BEE - Extra II”). There is an extra charge for this rider.
—	Under certain medically related circumstances, you may surrender all or a portion of the policy value without any surrender charge or excess interest adjustment. This feature is called the “Nursing Care and Terminal Condition Withdrawal Option.”
—	Under certain unemployment circumstances, you may surrender all or a portion of the policy value free of any surrender charges or excess interest adjustments. This feature is called the “Unemployment Waiver.”
—	You may generally make transfers and/or change the allocation of additional premium payments by telephone or other electronic means acceptable to the Company. We may restrict or eliminate this feature.
—	You can arrange to automatically transfer money (at least $500 per transfer) monthly or quarterly from certain investment choices into one or more subaccounts. This feature is known as “Dollar Cost Averaging.”
—	We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called “Asset Rebalancing.”
—	You may elect to purchase an optional rider which provides you with a guaranteed minimum accumulation benefit and a guaranteed lifetime withdrawal benefit. This feature is called the “Living Benefits Rider.” If you elect this rider, we will monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts back and forth between investment choices that we designate and the variable investment choices that you have selected. You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.
—	You may elect an optional rider that reduces the number of years each premium payment is subject to surrender charges. You can only elect this rider at the time you purchase your policy. This feature is called the “Liquidity Rider.” There is an extra charge for this rider.
—	You may elect to purchase an optional rider in which the initial premium payment and each subsequent premium payment will receive a premium enhancement that is added to your policy value. You may only elect this rider at the time you purchase your policy (age limitations may apply). This feature is called the Premium EnhancementSM Rider. There is an extra charge for this rider.

OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account; if state law requires, we will refund your original premium payment(s). The policy will then be deemed void.

No Probate. Usually, the person receiving the death benefit under this policy will not have to go through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment, market timing, or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this policy, unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, and additional features, make this policy appropriate for your needs.

State Variations. Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, issue age limitations, and the general availability of riders. This prospectus describes the material rights and obligations of a policy owner, and the maximum fees and charges for all policy features and benefits are set forth in the fee table of this prospectus. See your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy. See your agent or contact us for specific information that is applicable to your state.

Financial Statements. Financial Statements for the Company and the subaccounts are in the SAI. Condensed financial information for the subaccounts (those in operation by year end December 31, 2013) are in “Appendix – Condensed Financial Information” to this prospectus and the SAI.

INQUIRIES

If you need more information or want to make a transaction, please contact us at:

Western Reserve Life Assurance Co. of Ohio

Administrative Office

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(800) 851-9777

All premium payments, loan repayments, correspondence and notices should be sent to this address.

You may check your policy at www.westernreserve.com. Follow the logon procedures. We cannot guarantee that you will be able to access this site.

You should protect your logon information, because on-line (or telephone) options may be available and could be made by anyone who knows your logon information. We may not be able to verify that the person providing instructions using your logon information is you or someone authorized by you.

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. State premium taxes may also be deducted. Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
Base Policy	8.50%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $30 per policy
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee	1.10%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.25%
Optional Separate Account Expenses: (You may only elect one of the guaranteed minimum death benefits listed below)
Double Enhanced Death Benefit	0.40%
5% Annually Compounding Death Benefit	0.30%
Annual Step-Up Death Benefit	0.25%
Return of Premium Death Benefit	0.05%
Liquidity Rider	0.50%
Fund Facilitation Fee	0.20%
Premium Enhancement Rider	0.25%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	2.35%

Optional Rider Fees:
Beneficiary Earnings Enhancement - Extra II (annual charge based on policy value)	0.55%
Living Benefits Rider (annual charge - a % of Principal Back Total Withdrawal Base)	1.25%
Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees - No Longer Available for Sales:
5 for LifeSM Rider (annual charge - a % of Total Withdrawal Base)	1.35%
5 for LifeSM with Growth (with additional death benefit)	1.60%
5 for LifeSM with Growth (without additional death benefit)	1.35%
Income SelectSM for Life - Single and Joint Life Option (annual charge - a % of Total Withdrawal Base)
Base Benefit (Single Life)	1.15%
Base Benefit (Joint Life)	1.35%
Additional Benefits available with Income SelectSM for Life Rider
Growth Benefit (Single Life)	0.25%
Growth Benefit (Joint Life)	0.50%
Death Benefit (Single Life)	0.25%
Death Benefit (Joint Life)	0.20%
Income EnhancementSM Benefit (Single Life)	0.10%
Income EnhancementSM (Joint Life)	0.20%
Total Income SelectSM for Life Rider (Single Life) Fees with Highest Combination of Benefits	1.75%
Total Income SelectSM for Life Rider (Joint Life) Fees with Highest Combination of Benefits	2.25%
Retirement Income ChoiceSM Rider - Single Life Option (annual charge - a % of Withdrawal Base)
Base Benefit (Maximum)	2.10%
Base Benefit (Current)	1.35%
Additional Benefits available with the Retirement Income ChoiceSM Rider:
Death Benefit	0.25%
Income EnhancementSM Benefit	0.15%
Maximum Total Retirement Income ChoiceSM Rider Fees (Single Life) with Highest Combination of Benefits	2.50%
Current Total Retirement Income ChoiceSM Rider Fees (Single Life) with Highest Combination of Benefits	1.75%
Retirement Income ChoiceSM Rider - Joint Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	2.40%
Base Benefit (Current)	1.65%
Additional Benefits available with the Retirement Income ChoiceSM Rider:
Death Benefit	0.20%
Income EnhancementSM Benefit	0.30%
Maximum Total Retirement Income ChoiceSM Rider Fees (Joint Life) with Highest Combination of Benefits	2.90%
Current Total Retirement Income ChoiceSM Rider Fees (Joint Life) with Highest Combination of Benefits	2.15%

Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider - Single Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	2.40%
Base Benefit (Current)	1.65%
Additional Benefits available with the Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider:
Death Benefit	0.25%
Income EnhancementSM Benefit	0.15%
Maximum Total Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	2.80%
Current Total Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	2.05%
Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider - Joint Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	2.40%
Base Benefit (Current)	1.65%
Additional Benefits available with the Retirement Income ChoiceSM with Double Withdrawal Base Benefit Rider:
Death Benefit	0.20%
Income EnhancementSM Benefit	0.30%
Maximum Total Retirement Income ChoiceSM with Double Initial Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits	2.90%
Current Total Retirement Income ChoiceSM with Double Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits	2.15%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2013 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	0.35%
Highest Gross	2.45%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2013, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the Living Benefits Rider, highest Fund Facilitation Fee, Annual Step-Up Death Benefit, and Beneficiary Earnings Enhancement - Extra II Rider (as of May 1, 2014). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples (Highest Gross):

If the policy is surrendered at the end of the applicable time period (without Liquidity Rider):

1 Year	$1344
3 Years	$2356
5 Years	$3308
10 Years	$5624

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (without Liquidity Rider):

1 Year	$579
3 Years	$1726
5 Years	$2858
10 Years	$5624

If the policy is surrendered at the end of the applicable time period (with Liquidity Rider):

1 Year	$1393
3 Years	$2493
5 Years	$3026
10 Years	$5747

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (with Liquidity Rider):

1 Year	$628
3 Years	$1863
5 Years	$3026
10 Years	$5747

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Owner Transaction Expenses:

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium payment, regardless of how policy value is allocated among the investment options. The surrender charge decreases based on the number of years since the premium payment was made.

If you select the Life with Emergency CashSM annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See EXPENSES.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, including overnight delivery; duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in the AllianceBernstein Balanced Wealth Strategy Portfolio - Class B (0.20%) and the Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 (0.15%).

We charge a fund facilitation fee in order to make certain subaccounts available as investment choices under the policies. We apply the fee to subaccounts that invest in underlying funds that do not provide us with the amount of revenue we require in order for us to meet our expenses and revenue targets. This fee is assessed daily based on the net asset value of subaccounts that we specify.

Liquidity Rider: This fee is only charged for the first four policy years.

Optional Premium Enhancement Rider: This fee (0.25%) (0.15% if the optional Liquidity Rider, which also has a fee, is also elected) is in addition to the mortality and expense risk fee.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses, the Double Enhanced Death Benefit fee, the Liquidity Rider fee, the Premium EnhancementSM Rider (0.15% if the Liquidity Rider is also elected), plus the Fund Facilitation Fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.

Optional Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Beneficiary Earnings Enhancement - Extra II: This annual fee is a percentage of the policy value and is only deducted during the accumulation phase.

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees:

Living Benefits Rider: The annual fee is a percentage of the “principal back” Total Withdrawal Base. The “principal back” Total Withdrawal Base on the rider date is the policy value (less any premium enhancements if the rider is added in the first policy year). After the rider date, the “principal back” Total Withdrawal Base is equal to: the “principal back” Total Withdrawal Base on the rider date; plus subsequent premium payments; less subsequent “principal back” adjusted partial withdrawals.

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees - No Longer Available

5 for LifeSM Rider, 5 for LifeSM with Growth Rider and Income SelectSM for Life Rider - base benefit: The annual fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent Withdrawal Base adjustments. The Withdrawal Base may be referred to as “Total Withdrawal Base” in your policy statement and other documents.

Income SelectSM for Life Rider - Additional Benefits (Single Life and Joint Life Options): You may elect the Income SelectSM for Life Rider with one or more of the following options - Growth Option, Additional Death Payment Option and Joint Life Option. The charge for each of these options is a percentage of the withdrawal base and is in addition to the Income SelectSM for Life Rider base benefit fee.

Retirement Income ChoiceSM Rider and Retirement Income ChoiceSM with Double Withdrawal Base Benefit Rider: The fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value. During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary; plus subsequent premium payments, less subsequent Withdrawal Base adjustments.

Retirement Income ChoiceSM Rider and Retirement Income ChoiceSM with Double Withdrawal Benefit Rider -Additional Benefits (Single Life and Joint Life Options): You may elect the Retirement Income ChoiceSM Rider and Retirement Income ChoiceSM with Double Withdrawal Benefit Rider with one or more of the following options - Death Benefit or Income EnhancementSM Benefit. The charge for each of these options is a percentage of the Withdrawal Base and is in addition to the base benefit fee.

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisors or managers, and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

Expense Examples:

Expense Examples: The Example does not reflect premium tax charges, special service fees, or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

Annuitization: You cannot annuitize before the fourth policy anniversary.

THE ANNUITY POLICY

This prospectus describes the WRL Freedom Premier® III Variable Annuity policy offered by the Company. This prospectus generally describes policies issued on or after the date of this prospectus. Policies issued before that date may have different features (such as different death benefits or annuity payment options) and different charges.

An annuity is a contract between you, the owner, and an insurance company (in this case the Company), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a flexible premium deferred variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional premium payments of $50 or more until the annuity commencement date. You are not required to make any additional premium payments.

The policy is a “variable” annuity because the value of your policy can go up or down based on the performance of your subaccounts. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your subaccounts. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive from the separate account also depends upon the investment performance of your subaccounts for the income phase. However, if you annuitize under the Initial Payment Guarantee feature, then you will receive stabilized annuity payments that will never be less than a percentage of your initial variable annuity payment. There is an extra charge for this feature.

The policy also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your contract is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this contract, you represent and warrant that you are not using the contract, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.

PURCHASE

Policy Issue Requirements

The Company will not issue a policy unless:

—	the Company receives in good order (See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order) all information needed to issue the policy;
—	the Company receives in good order (at our Administrative Office) a minimum initial premium payment; and
—	the annuitant, owner, and any joint owner are age 90 or younger (the limit may be lower for qualified policies).

We reserve the right to reject any application or premium payment.

Premium Payments

You should make checks for premium payments payable only to Western Reserve Life Assurance Co. of Ohio and send them to the Administrative Office. Your check must be honored in order for us to pay any associated annuity payments and benefits due under the policy.

We do not accept cash. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Western Reserve Life Assurance Co. of Ohio, however, in some circumstances, at our discretion we may accept third party checks that are from a rollover or transfer from other financial institutions. Any third party checks not accepted by our company will be returned.

We reserve the right to reject or accept any form of payment. Any unacceptable forms of payment will be returned.

Initial Premium Requirements

The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. You must obtain prior company approval to purchase a policy with an amount less than the stated minimum. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium payment must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information in good order. If we are unable to credit your initial premium payment, we will contact you or your financial intermediary, if applicable, within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is generally the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

There may be delays in our receipt of applications that are outside of our control (for example, because of the failure of the selling broker/dealer or sales agent to forward the application to us promptly, or because of delays in determining whether the policy is suitable for you). Any such delays will affect when your policy can be issued and your premium allocated among your investment choices.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can generally make additional premium payments as often as you like during the accumulation phase. Additional premium payments must be at least $50. We will credit additional premium payments to your policy as of the business day we receive your premium and required information in good order at our Administrative Office. Additional premium payments must be received before the close of a regular business session of the New York Stock Exchange (usually 4:00 p.m. Eastern time) to get same-day pricing of the additional premium payment.

Maximum Total Premium Payments

For issue ages 0-80, we reserve the right to require prior approval of any cumulative premium payments over $1,000,000 (this includes subsequent premium payments) for policies with the same owner or same annuitant issued by us or an affiliate. For issue ages over 80, we reserve the right to require prior approval of any cumulative premium payments over $500,000 (this includes subsequent premium payments) for policies with the same owner or same annuitant issued by us or an affiliate.

Allocation of Premium Payments

When you purchase a policy, we will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate premium payments to the Dollar Cost Averaging program, you must give us instructions regarding the subaccount(s) to which transfers are to be made.

You may change allocations for future additional premium payments by sending written instructions to our Administrative Office, or by telephone, or other electronic means acceptable to the Company subject to the limitations described under “Telephone and Electronic Transactions”. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

You could lose the amount you allocate to the variable subaccounts.

The Company reserves the right to restrict or refuse any premium payment.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of regular trading on the New York Stock Exchange on each business day and ends at the close of regular trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange usually closes at 4:00 p.m., Eastern time. Holidays are generally not business days.

INVESTMENT CHOICES

The WRL Freedom Premier® III Variable Annuity offers you a means of investing in various underlying fund portfolios offered by different investment companies (by investing in the corresponding subaccounts). The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this Policy are listed in the “Appendix - Portfolios Associated with the Subaccounts”.

The general public may not purchase shares of any of these underlying fund portfolios. The names and investment objectives and policies may be similar to other portfolios managed by the same investment advisor or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

More detailed information, including an explanation of the portfolios’ fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which accompany this prospectus. You should read the prospectuses for the underlying fund portfolios carefully before you invest.

Note: If you received a summary prospectus for any of the portfolios listed in “Appendix - Portfolios Associated with the Subaccounts”, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

Selection of Underlying Fund Portfolios

The underlying fund portfolios offered through this product are selected by the Company, and the Company may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see “Revenue We Receive.” We review the portfolios periodically and may remove a portfolio, or limit its availability to new premium payments and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from owners. We have included the Transamerica Series Trust (“TST”) underlying fund portfolios at least in part because they are managed by one of our affiliates, Transamerica Asset Management, Inc. (“TAM”).

We have developed this variable annuity product in cooperation with one or more distributors, and may include certain underlying fund portfolios based on their recommendations. Their selection criteria may differ from our selection criteria.

You are responsible for choosing the subaccounts which invest in the underlying fund portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the underlying fund portfolios that are available to you, including each underlying fund portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the Fund’s website provide more current information, including information about any regulatory actions or investigations relating to a Fund or underlying fund portfolio. After you select underlying fund portfolios for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your policy resulting from the performance of the underlying fund portfolios you have chosen.

We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. We reserve the right, subject to compliance with applicable law, to make certain changes to the separate account and its investments. We reserve the right to add new portfolios (or portfolio classes), close existing portfolios (or portfolio classes), or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. We will not add, delete or substitute any underlying fund portfolio shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

We reserve the right to limit the number of subaccounts you are invested in at any one time.

If you elect certain optional riders, you will be subject to investment restrictions. In the future, we may change the investment restrictions.

Addition, Deletion, or Substitution of Investment Options

The Company cannot and does not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. The Company retains the right, subject to any applicable law, to make certain changes in the separate account and its investment options. The Company reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying fund portfolios, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in the Company’s judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, as amended, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission (“SEC”). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity policies, or from affecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by the Company. Each additional subaccount will purchase shares in an underlying fund portfolio, or other investment vehicle. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, the Company will notify you and request a reallocation of the amounts invested in the eliminated subaccount.

Similarly, we may, at our discretion, close a subaccount to new investments. Any subsequent premium payments, (including dollar cost averaging transactions) or transfers (including asset rebalance programs transactions) into a closed subaccount will be re-allocated to the remaining available investment choices according to the investment allocation instructions you previously provided. If your previous investment allocation instructions do not include any available investment choices, we will require new instructions. If we do not receive new instructions, the requested transaction will be canceled and any premium payment will be returned. Under asset rebalance programs the value remaining in the closed subaccount will be excluded from any future rebalancing. The value of the closed subaccount will continue to fluctuate due to portfolio performance, and may exceed the original rebalance percentages you requested. As you consider your overall investment strategy within your annuity, you should also consider whether or not to re-allocate the value remaining in the closed subaccount to another investment choice. If you decide to re-allocate the value of the closed subaccount, you will need to provide us with instructions to achieve your goal. Under certain situations involving annuitizations (e.g., policy reached maximum annuity commencement date) if an investment choice is closed to new investment, the amount that would have been allocated thereto will instead be used to purchase annuity units pro-rata in the other investment choices you have purchased annuity units in and which are open to new investment. Moreover, in certain situations involving death benefit adjustments for continued policies, if an investment choice is closed to new investment, the amount that would have been allocated thereto will instead be allocated pro-rata to the other investment choices you have value allocated to and which are open to new investment.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, the Company also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts, or (5) add new underlying fund portfolios, or substitute a new underlying fund portfolio for an existing underlying fund portfolio.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the Company’s general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Surrenders, withdrawals, transfers, and amount applied to an annuity payment option from a guaranteed period option of the fixed account are generally subject to an excess interest adjustment (except at the end of the guaranteed period). See ACCESS TO YOUR MONEY - Excess Interest Adjustment for more information about when an excess interest adjustment applies. This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below the guaranteed minimum.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable non-forfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with the Company’s other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase. The interest credited as well as principal invested in the fixed account is based on our claims-paying ability.

We reserve the right to refuse any premium payment or transfer to the fixed account.

Transfers

During the accumulation phase, you may make transfers to or from any investment choice within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:

—	Transfers at the end of a guaranteed period. No excess interest adjustment will apply.
—	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.
—	Other than at the end of a guaranteed period, transfers of amounts from the guaranteed period option in excess of amounts equal to interest credited, are subject to an excess interest adjustment. If it is a negative adjustment, the maximum amount you can transfer in any one policy year is 25% of the amount in that guaranteed period option, less any previous transfers during the current policy year. If it is a positive adjustment, we do not limit the amount that you can transfer. (Note: This restriction may prolong the period of time it takes to transfer the full amount in the guaranteed period option of the fixed account. You should carefully consider whether investment in the fixed account meets your needs and investment criteria.)

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account must be at least $50. If less than $500 remains as a result of the transfer, then we reserve the right to include that amount in the transfer. Transfer requests must be received in good order while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

The number of transfers permitted may be limited and a $10 charge for each transfer in excess of 12 in any policy year may apply. We reserve the right to prohibit transfers to the fixed account.

During the income phase, you may transfer values out of any subaccount; however, you cannot transfer values out of the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the subaccount from which the transfer is being made.

Transfers made by telephone, or other electronic means acceptable to the Company, are subject to the limitations described below under “Telephone and Electronic Transactions.”

Market Timing and Disruptive Trading

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity policy was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

For policies with Portfolio Allocation Method, the effect of transfers pursuant thereto may be considered disruptive for certain underlying fund portfolios. As a result, policy owners using Portfolio Allocation Method may have to change their selected underlying fund portfolios.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

—	impose redemption fees on transfers; or
—	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or
—	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Investment Restrictions

If you elect certain optional riders, you will be subject to investment restrictions. In the future, we may change the investment restrictions.

Certain underlying fund portfolios may employ investment strategies that are intended to reduce the risk of loss and/or mange volatility. These investment strategies also may dampen the performance of the funds, which in turn will affect your policy value and the value of the benefit under your optional rider. Investment options not available with your optional rider may offer the potential for higher investment returns.

Certain underlying fund portfolios may be selected as permitted investments under each optional rider, in part, to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under that optional rider. In addition, these underlying fund portfolios may enable us to more efficiently manage the financial risks we bear under the guarantees provided by the optional riders.

For more information about the underlying fund portfolios and the investment strategies they employ, please refer to the underlying fund portfolios’ current prospectuses.

ProFunds and Access Subaccounts. The restrictions above do not apply to ProFunds nor Access subaccounts.

Because the above restrictions do not apply to the ProFunds nor Access subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management, and increased expenses).

Third Party Investment Services

Western Reserve or an affiliate may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ.

Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve, therefore, takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties.

Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

Note carefully:

—	Western Reserve does not offer, and does not engage any third parties to offer, investment allocation services of any type for use with the Policy.

—	Western Reserve is not party to any agreement that you may have with any third parties that offer investment allocation services for use with your Policy. Western Reserve is not responsible for any recommendations such investment advisers make, any investment strategies they choose to follow, or any specific transfers they make on your behalf.
—	Any fee that is charged by third parties offering investment allocation services for use with your Policy is in addition to the fees and expenses that apply under your Policy.
—	If you make withdrawals of policy value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain age 59 1⁄2.

EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charges

During the accumulation phase, you can surrender part or all of the cash value (restrictions may apply to qualified policies). We may apply a surrender charge to compensate us for expenses relating to sales, including commissions to registered representatives and other promotional expenses.

You can surrender up to the greater of (i) 10% of your premium payments or (ii) any gains in the policy once each year free of surrender charges. This amount is referred to as the free amount and is determined at the time of surrender. (The free amount is not cumulative, so not surrendering anything in one year does not increase the surrender charge free amount in subsequent years.) If the surrender is in excess of this free amount, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount.

The following schedule shows the surrender charges that apply during the eight years following payment of each premium payment:

Number of Years Since Premium Payment Date	Surrender Charge (as a percentage of premium surrendered)
0 - 1	8.5%
1 - 2	8%
2 - 3	7%
3 - 4	6%
4 - 5	5%
5 - 6	4%
6 - 7	3%
7 - 8	2%
more than 8	0%

For example, assume your premium is $100,000 and your policy value is $106,000 at the beginning of the second policy year and you surrender $30,000. Since that amount is more than your free amount ($10,000), you would pay a surrender charge of $1,600 on the remaining $20,000 [8% of ($30,000 - $10,000)].

Likewise, assume your policy value is $80,000 (premium payments $100,000) at the beginning of the second policy year and you surrender your policy. You would pay a surrender charge of $7,200 [8% of ($100,000 - ($100,000 x 10%))].

You can generally choose to receive the full amount of a requested partial surrender by directing us to deduct any applicable surrender charge (and any applicable excess interest adjustment) from your remaining policy value. You receive your cash value upon full surrender.

For surrender charge purposes, earnings are considered to be surrendered first, then the oldest premium is considered to be surrendered next.

Surrender charges are waived if you surrender money under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver.

Keep in mind that surrenders may be taxable and, if made before age 59 1⁄2, may be subject to a 10% federal penalty tax. For tax purposes, surrenders from nonqualified policies are considered to come from taxable earnings first.

An optional rider is available which reduces the number of years a surrender charge applies to each premium payment. There is an extra charge for this rider. See “Liquidity Rider”.

Life with Emergency CashSM Surrender Charge

If you select the Life with Emergency CashSM annuity payment option, then you can surrender your policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the annuity commencement date (no matter which policy or variation thereof you previously purchased). The following schedule shows the current surrender charge:

Number of Years Since Annuity Commencement Date	Surrender Charge (as a % of adjusted policy value surrendered)
0 – 1	4%
1 – 2	3%
2 – 3	2%
3 – 4	1%
more than 4	0%

We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time you annuitize under the Life with Emergency CashSM annuity payment option.

Note carefully the following three things about this surrender charge:

—	this surrender charge is measured from the annuity commencement date and not from the premium payment date;
—	this surrender charge is a percentage of the adjusted policy value surrendered and not a percentage of premium; and

—	under this payment option, there is no surrender charge free amount.

Liquidity Rider Surrender Charge Schedule. The following schedule shows the surrender charges that apply if the Liquidity Rider is elected:

Number of Years Since Premium Payment Date	Surrender Charge (as a percentage of premium surrendered)
0 – 1	8.5%
1 – 2	8%
2 – 3	7%
3 – 4	6%
more than 4	0%

Excess Interest Adjustment

Surrenders, withdrawals, transfers, amounts applied when a death benefit is calculated, and amounts applied to an annuity option from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also apply to amounts applied to an annuity payment option. Please see “Appendix -Excess Interest Adjustment Examples” for an example showing the effect of a hypothetical excess interest adjustment calculation. The excess interest adjustment plays a role in calculating the total interest credited to the fixed account.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy (including distribution related expenses), and assuming the risk that the current charges will be insufficient in the future to cover costs of selling, distributing and administering the policy.

During the accumulation phase:

—	For the Account Value Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.10%.
—	For the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.15%.
—	For the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.35%.
—	For the 5% Annually Compounding Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.40%.
—	For the Double Enhanced Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.50%.

During the income phase, the mortality and expense risk fee is at an annual rate of 1.10%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

—	you begin receiving annuity payments;
—	you surrender the policy; or
—	a death benefit is paid.

State premium taxes currently range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Special Service Fees

We will deduct a charge for special services you request.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the annuity commencement date. If you make more than 12 transfers per policy year, we reserve the right to charge $10 for each additional transfer. Premium payments, Asset Rebalancing, and Dollar Cost Averaging transfers do not count as one of your free transfers. All transfer requests made at the same time are treated as a single transfer.

Service Charge

During the accumulation phase, an annual service charge of $35 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial surrenders, is at least $50,000.

Administrative Charges

We deduct a daily administrative charge to cover the costs of supporting and administering the policy (including certain distribution-related expenses). This charge is equal to an annual rate of 0.15% of the daily net asset value of each subaccount during both the accumulation phase and the income phase.

Initial Payment Guarantee

If you elect the Initial Payment Guarantee feature at the time of annuitization, there is a fee (during the income phase) currently at an annual rate of 1.25% of the daily net asset value. This fee may be higher or lower at the time you annuitize and elect the feature.

Fund Facilitation Fee

We charge a fund facilitation fee in order to make certain funds available as investment choices under the policies. We apply the fee to funds that do not provide us with the amount of revenue we require in order for us to meet our expenses and revenue targets. This fee is assessed daily based on the net asset value of subaccounts that we specify. The fund facilitation fee, expressed as an annual rate is:

—	0.20% AllianceBernstein Balanced Wealth Strategy Portfolio - Class B
—	0.15% Franklin Founding Funds Allocation VIP Fund - Class 4

Liquidity Rider

If you elect the Liquidity Rider, then there is a rider fee at an annual rate of 0.50% of the daily net asset value for the first four policy years.

Premium EnhancementSM Rider

If you elect the Premium EnhancementSM Rider, then there is a rider fee at an annual rate of 0.25% (0.15% if the optional Liquidity Rider, which also has a fee, is also elected) of the daily net asset value. In addition to the rider fee, the Company may use a portion of the mortality and expense risk fee, administrative charge and/or the surrender charge to pay the premium enhancement.

Beneficiary Earnings Enhancement - Extra II

If you elect the Beneficiary Earnings Enhancement - Extra II, there is an annual rider fee during the accumulation phase of 0.55% of the policy value. The rider fee will be deducted on each rider anniversary and upon termination of the rider during the accumulation phase. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice.

Living Benefits Rider

If you elect the Living Benefits Rider, there is an annual rider fee of 1.25% of the “principal back” total withdrawal base on each rider anniversary before annuitization. We will also deduct the rider fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice. Generally, the rider fee is deducted even if your policy value exceeds your total withdrawal base.

We will continue to calculate the rider fee using the “principal back” total withdrawal base even after the “principal back” minimum remaining withdrawal amount reaches zero. The “principal back” total withdrawal base is always greater than or equal to the “for life” total withdrawal base.

Portfolio Fees and Expenses

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund portfolios. The lowest and highest underlying fund portfolio expenses for the previous calendar year are found in the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES section of this prospectus. See the prospectuses for the underlying fund portfolios for more information.

Reduced Fees and Charges

We may at our discretion, reduce or eliminate certain fees and charges for certain policies (including employer-sponsored savings plans) which may result in decreased costs and expenses.

Revenue We Receive

This prospectus describes generally the payments that we (and/or our affiliates) may directly or indirectly receive from the underlying fund portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we (and/or our affiliates) provide and expenses we incur in offering and selling our variable insurance products. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below. While only certain of the types of payments described below may be made in connection with your particular policy, all such payments may nonetheless influence or impact actions we (and/or our affiliates) take, and recommendations we (and our affiliates) make, regarding each of the variable insurance products that we (and our affiliates) offer, including your policy.

We (and/or our affiliates) may receive some or all of the following types of payments:

• Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the policies, indirectly receive 12b-1 fees from certain underlying fund portfolios available as investment options under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.45% of the average daily assets of the certain underlying fund portfolios attributable to the policies and to certain other variable insurance products that we and our affiliates issue.

• Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, subadviser, administrator and/or distributor (or affiliates thereof) of the underlying fund portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or subadviser realized on the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we

(or our affiliates) receive is generally based on a percentage of the assets of the particular underlying fund portfolios attributable to the policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis. Please Note: Some of the underlying funds listed in the chart below may not currently be available under your policy:

Incoming Payments to the Company and/or TCI
Fund	Maximum Fee % of assets
TRANSAMERICA SERIES TRUST	0.25%
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.	0.25%
ACCESS ONE TRUST	0.50%
PROFUNDS	0.50%
FIDELITY ® VARIABLE INSURANCE PRODUCTS FUND	0.30%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST	0.50%

NOTES TO INCOMING PAYMENTS TABLE:

Maximum Fee % of Assets: Payments are based on a percentage of the average assets of each underlying fund portfolio owned by the subaccounts available under this policy and under certain other variable insurance products offered by our affiliates and us. We and/or TCI may continue to receive 12b-1 fees and administrative fees on funds that invest in subaccounts that are closed to new premium payments, depending on the terms of the agreements supporting those payments and on the services provided.

TST: Because TST is managed by TAM, an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or arrangements may be entered into for a variety of purposes, such as to allocate resources to us and to provide administrative services to the policyholders who invest in subaccounts that invest in the TST underlying fund portfolios. These payments or arrangements may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST portfolio is sub-advised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are sub-advised by non-affiliated entities. During 2013 we and TCI received $15,856,243.12 in benefits from TAM pursuant to these arrangements. This includes the 0.25% amount in the above chart. We anticipate receiving comparable amounts in the future.

Fidelity® Variable Insurance Products Fund: We receive this percentage once $100 million in fund shares are held by the subaccounts of the Company and its affiliates.

Other Payments. We and our affiliates, including TCI and Transamerica Financial Advisors, Inc. (“TFA”), also directly or indirectly receives additional amounts or different percentages of assets under management from certain advisers and subadvisers to the underlying fund portfolios (or their affiliates) with regard to variable insurance products and/or mutual funds that are issued by us and our affiliates. These amounts may be derived, in whole or in part, from the profits the investment adviser or subadviser receives from the advisory fee deducted from underlying fund portfolio assets. Owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees. Certain advisers and subadvisers of the underlying fund portfolios (or their affiliates):

—	may each directly or indirectly pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and subadvisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences as well as internal and external meetings and events that are attended by TCI’s wholesalers and/or other TCI employees.
—	may pay TFA varying amounts to obtain access to TFA’s wholesaling and selling representatives;
—	may provide our affiliates and/or selling firms with wholesaling services to assist us in the distribution of the policies.
—	may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the underlying fund portfolios and to assist with their promotional efforts. The amounts may be significant and these arrangements provide the adviser or subadviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the policies.

For the calendar year ended December 31, 2013, TCI or its affiliates received total revenue sharing payments in the amount of $5,212,365.52 from the following Fund managers and/or subadvisers to participate in TCI’s events: Aegon USA Investment Management • Alliance Bernstein Investments • American Funds • BlackRock Investment Management, LLC. • Fidelity Investments • Franklin Templeton Investments • Hanlon Investment Management Inc. • ING Clarion Real Estate Securities • Janus Capital • Jennison Associates • JP Morgan Asset Management • Legg Mason Capital Management • Logan Circle Investment Partners • Madison Asset Management • MFS • Morgan Stanley Investment Management • Morningstar Advisors • Natixis Global Asset Management • Neuberger Berman • Oppenheimer Funds • Pacific Investment Management Company • Ranger Investments • Schroder • Suntrust Investments • Systematic Financial Management • TS&W • Vanguard • Wellington Management Company.

Please note some of the aforementioned managers and/or subadvisers may not be associated with underlying fund portfolios currently available in this product.

Proceeds from certain of these payments by the underlying fund portfolios, the advisers, the subadvisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the underlying fund portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the policies, see OTHER INFORMATION - Distribution of the Policies in this prospectus.

ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in the following ways:

—	by making a surrender (either a full or partial surrender); or
—	by taking systematic payouts (See ADDITIONAL FEATURES - Systematic Payout Option for more details).

Surrenders

If you take a full surrender, you will receive your cash value.

If you want to take a partial surrender, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the surrender from each of the investment choices in proportion to the policy value.

You may elect to take up to the free amount once each policy year without incurring a surrender charge. Remember that any surrender you take will reduce the policy value, and the amount of the death benefit. See DEATH BENEFIT, for more details. A partial surrender also may have a negative impact on certain other benefits and guarantees of your policy.

Surrenders from qualified policies may be restricted or prohibited.

Surrenders may be subject to a surrender charge. Surrenders from the fixed account may be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any surrenders you make.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either full or partial, unless you elect a Life with Emergency CashSM payment option.

If your policy was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either full or partial.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven days from the date we receive in good order all required information at our Administrative Office. We may defer such payment from the separate account if:

—	the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;
—	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
—	the SEC permits a delay for the protection of owners.

Transfers of amounts from the subaccounts also may be deferred under these circumstances. In addition, if, pursuant to SEC rules, the Transamerica Aegon Money Market VP portfolio suspends payment of redemption proceeds in connection with a liquidation of the portfolio, then we may delay payment of any transfer, surrender (either full or partial), loan, or death benefit from the TA Aegon Money Market subaccount until the portfolio is liquidated.

Any payment or transfer request which is not in good order will cause a delay. See OTHER INFORMATION -Sending Forms and Transaction Requests in Good Order.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” an owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for surrenders (either full or partial), or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium payment check has cleared your bank.

Excess Interest Adjustment

Surrenders (full and partial), transfers, and amounts applied to an annuity option from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a transfer or surrender (either full or partial) if the guaranteed interest rate set by the Company for the applicable period has risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value (but not below the excess interest adjustment floor described in “Appendix - Excess Interest Adjustment Examples”). However, if the guaranteed interest rate for the applicable period has fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrender or transfer. Please see “Appendix - Excess Interest Adjustment Examples” to see how the excess interest adjustment is calculated and illustrative examples using hypothetical values.

Any amount surrendered in excess of the cumulative interest credited is generally subject to an excess interest adjustment. An excess interest adjustment may also be made on amounts applied to an annuity payment option.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S = Is the amount (before surrender charges, premium taxes and the application of any Guaranteed Minimum Death Benefits, if any) being surrendered, withdrawn, transferred, paid upon death, or applied to an income option that is subject to the excess interest adjustment;

G = Is the guaranteed interest rate for the guaranteed period applicable to “S”;

C = Is the current guaranteed interest rate then being offered on new premium payments for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month, plus up to

0.25%; and

M = Number of months remaining in the current option period for “S”, rounded up to the next higher whole number of months.

* = multiplication

Please see “Appendix - Excess Interest Adjustment Examples” for more detailed information concerning the excess interest adjustment calculation.

There will be no excess interest adjustment on any of the following:

—	surrenders of cumulative interest credited;
—	Nursing Care and Terminal Condition Withdrawal Option surrenders;
—	Unemployment Waiver surrenders;
—	transfers from a Dollar Cost Averaging fixed source;
—	surrenders to satisfy any minimum distribution requirements; and
—	Systematic Payout Option payments, which do not exceed cumulative interest credited at the time of payment.

Please note that in these circumstances you will not receive a higher cash value if interest rates have fallen nor will you receive a lower cash value if interest rates have risen.

The excess interest adjustment may vary for certain policies and may not be applicable for all policies.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

—	Any surrenders over $250,000;
—	Certain surrenders on or within 15 days of an address change;
—	Any surrender request made on or within 15 days of an ownership change;
—	Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;
—	Any surrender when the Company does not have an originating or guaranteed signature on file;
—	Any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 851-9777.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

ANNUITY PAYMENTS (THE INCOME PHASE)

You can generally change the annuity commencement date by giving us 30 days notice with the new date or age. The latest annuity commencement date generally cannot be after the date specified in your policy unless a later date is agreed to by us. The earliest annuity commencement date is at least 30 days after you purchase your policy.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse is eligible to and elects to continue the policy).

After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. If the adjusted policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

In deciding on which annuity payment option to elect, you must decide if fixed or variable payments are better for you. If you choose to receive fixed payments, then the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) you select. The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain constant. If actual investment performance (net of fees and expenses) exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance (net of fees and expenses) is lower than the assumed investment return, the amount of the variable annuity payments would decrease. Please note that these changes only occur annually under the Initial Payment Guarantee.

You must also decide if you want your annuity payments to be guaranteed for the annuitant’s lifetime, a period certain, or a combination thereof. Generally, payments will be lower if you combine a period certain, guaranteed amount, or liquidity with a lifetime guarantee (e.g., Life Income with 10 years Certain and Life with Guaranteed Return of Policy proceeds). Likewise, annuity payments will also generally be lower the longer the period certain (because you are guaranteed payments for a longer time).

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin.

The annuity payment options are explained below. Some options are fixed only.

Income for a Specified Period (fixed only). We will make level annuity payments only for a fixed period. No funds will remain at the end of the period. If your policy is a qualified policy, this annuity payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

Income of a Specified Amount (fixed only). Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level annuity payments followed by a smaller final annuity payment.

If your policy is a qualified policy, this annuity payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

Life Income. You may choose between:

—	No Period Certain (fixed or variable) - Payments will be made only during the annuitant’s lifetime. The last annuity payment will be the payment immediately before the annuitant’s death.
—	10 Years Certain (fixed or variable) - Payments will be made for the longer of the annuitant’s lifetime or ten years.
—	Guaranteed Return of Policy Proceeds (fixed only) - Payments will be made for the longer of the annuitant’s lifetime or until the total dollar amount of annuity payments we made to you equals the annuitized amount (i.e., the adjusted policy value).
—	Life with Emergency CashSM (fixed or variable)-Payments will be made during the annuitant’s lifetime. With the Life with Emergency CashSM feature, you are able to surrender all or a portion of the Life with Emergency CashSM benefit (unlike all other life annuitization options which are not surrenderable). The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency CashSM benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the adjusted policy value surrendered (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this annuity payment option. The Life with Emergency CashSM benefit will continue through age 100 of the annuitant.

The Life with Emergency CashSM benefit is also a death benefit that is paid upon the death of the annuitant and is generally equal to the surrender value (i.e., the amount that would be available for surrender according to the Life with Emergency CashSM benefit schedule) without any surrender charges. For qualified policies the death benefit ceases on the date the annuitant reaches the IRS age limitation.

Joint and Survivor Annuity. You may choose:

—	No Period Certain (fixed or variable) - Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Annuity payments will be made as long as either person is living.
—	10 Year Certain (fixed only) - Payments will be made for the longer of the lifetime of the annuitant and joint annuitant or ten years.
—

Life with Emergency CashSM (fixed or variable) - Payments will be made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living. With the Life with Emergency CashSM feature, you are able to surrender all or a portion of the Life with Emergency CashSM benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency CashSM benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the adjusted policy value surrendered (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this annuity payment option. The Life with Emergency CashSM benefit will continue through age 100 of the surviving joint annuitant.

The Life with Emergency CashSM benefit is also a death benefit that is paid upon the death of the surviving joint annuitant and is generally equal to the surrender value without any surrender charges. For qualified policies the death benefit ceases on the date the surviving joint annuitant reaches the IRS joint age limitation.

Other annuity payment options may be arranged by agreement with the Company. Some annuity payment options may not be available for all policies, all ages or we may limit certain annuity payment options to ensure they comply with the applicable tax law provisions.

NOTE CAREFULLY

IF:

—	you choose Life Income with No Period Certain or a Joint and Survivor Annuity with No Period Certain; and
—	the annuitant dies (or both joint annuitants die) before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

—	we may make only one (two, three, etc.) annuity payments.

IF:

—	you choose Income for a Specified Period, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and
—	the person receiving annuity payments dies prior to the end of the guaranteed period;

THEN:

—	the remaining guaranteed annuity payments will be continued to a new payee, or their present value may be paid in a single sum.

However, IF:

—	you choose Life with Emergency CashSM; and
—	the annuitant dies (if both joint annuitants die) before age 101;

THEN:

—	a Life with Emergency CashSM death benefit will be paid.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee’s address of record. The person receiving annuity payments is responsible for keeping the Company informed of his/her current address.

You must annuitize your policy no later than the maximum annuity commencement date specified in your policy (earlier for certain distribution channels) or a later date if agreed to by us. If you do not elect an annuity payment option, the default option will be Life with 10 Years Certain (subject to certain exceptions for qualified policies). Please note, all optional benefits (including guaranteed minimum death benefits and living benefits) terminate upon annuitization.

DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies during the accumulation phase. If there is a surviving owner(s) when the annuitant dies, the surviving owner(s) will receive the death benefit instead of the listed beneficiary. The person receiving the death benefit may choose an annuity payment option (if you pick a variable annuity payment option fees and expenses will apply), or may choose to receive the death benefit via partial withdrawals, or lump sum withdrawal. The guarantees of these death benefits are based on our claims-paying ability.

We will determine the amount of and pay the death benefit proceeds, if any are payable on a policy, upon receipt at our Administrative Office of satisfactory proof of the annuitant’s death, directions regarding how to pay the death benefit, and any other documents, forms and information that we need (collectively referred to as “due proof of death”). For policies with multiple beneficiaries, we will pay the first beneficiary to provide us with due proof of death their share of the death proceeds. We will not pay any remaining beneficiary their share until we receive due proof of death from that beneficiary. Such beneficiaries continue to bear the investment risk until they submit due proof of death. Please note, we may be required to remit the death benefit proceeds to a state prior to receiving “due proof of death.” See OTHER INFORMATION - Abandoned or Unclaimed Property.

Please Note: Such due proof of death must be received in good order to avoid a delay in processing the death benefit claim. Due proof requires selecting a payment option. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

The death benefit proceeds remain invested in the separate account in accordance with the allocations made by the policy owner until the beneficiary has provided us with due proof of death. Once the Company receives due proof of death, investments in the separate account may be reallocated in accordance with the beneficiary’s instructions.

The Company may permit the beneficiary to give a “one-time” written instruction to reallocate the policy value in the separate account to the money market fund after the death of the annuitant. If there is more than one beneficiary, all beneficiaries must agree to the reallocation instructions. This one-time reallocation will be permitted if the beneficiary provides satisfactory evidence of the annuitant’s death.

When We Pay A Death Benefit

We will pay a death benefit IF:

—	you are both the annuitant and sole owner of the policy; and
—	you die before the annuity commencement date.

We will pay a death benefit to you (owner) IF:

—	you are not the annuitant; and
—	the annuitant dies before the annuity commencement date.

If the only person receiving the death benefit is the surviving spouse of the owner, then he or she may elect, if eligible, to continue the policy as the new annuitant and owner, instead of receiving the death benefit. See DEATH BENEFIT - Spousal Continuation. All surrender charges will be waived.

When We Do Not Pay A Death Benefit

We will not pay a death benefit IF:

—	you are not the annuitant; and
—	you die prior to the annuity commencement date.

Please note the new owner (unless it is the deceased owner’s spouse) must generally surrender the policy within five years of your death.

Distribution requirements apply to the policy value upon the death of any owner. Generally, upon the owner’s death (who is not the annuitant) the entire interest must be distributed within five years. See TAX INFORMATION for a more detailed discussion of the distribution requirements under the Code.

Deaths After the Annuity Commencement Date

The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:

—	you are not the annuitant; and
—	you die on or after the annuity commencement date; and
—	the entire interest in the policy has not been paid;

THEN:

—	the remaining portion of such interest in the policy will continue to be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

IF:

—	you are the owner and annuitant; and
—	you die after the annuity commencement date; and
—	the annuity payment option you selected did not have or no longer has a guaranteed period;

THEN:

—	no additional payments will be made (there is no death benefit).

NOTE: If you elect the Life with Emergency CashSM and the annuitant dies before age 101, then a Life with Emergency CashSM death benefit equaling the amount available for surrender will be paid.

IF:

—	annuity payments are being made under the Life with Emergency CashSM; and
—	the annuitant dies before age 101 (or earlier, if a qualified policy);

THEN:

—	a Life with Emergency CashSM death benefit will be paid.

Succession of Ownership

If an owner (who is not the annuitant) dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

—	any surviving owner;
—	primary beneficiary;
—	contingent beneficiary; or
—	owner’s estate.

Spousal Continuation

If the sole primary beneficiary is the spouse, upon the owner’s or the annuitant’s death, the beneficiary may elect to continue the policy in his or her own name. Upon the annuitant’s death if such election is made, the policy value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the annuitant. Any excess of the death benefit amount over the policy value will be allocated to each applicable investment option in the ratio that the policy value in the investment option bears to the total policy value. The terms and conditions of the policy that applied prior to the annuitant’s death will continue to apply, with certain exceptions described in the policy. For purposes of the death benefit on the continued policy, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit are reset on the date the spouse continues the policy. See TAX INFORMATION - Same Sex Relationships for more information concerning spousal continuation involving the same sex spouses.

For these purposes, if the sole primary beneficiary of the policy is a revocable grantor trust and the spouse of the owner/annuitant is the sole grantor, trustee, and beneficiary of the trust and the trust is using the spouse of the owner/annuitant’s social security number at the time of claim, she or he shall be treated as the owner/annuitant’s spouse. In those circumstances, the owner/annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provisions of the policy.

For these purposes, if the owner is an individual retirement account within the meaning of IRC sections 408 or 408A and if the annuitant’s spouse is the sole primary beneficiary of the annuitant’s interest in such account, the annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provisions of the policy.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option, if any, you choose when you buy the policy. The “base policy” death benefit will generally be the greater of:

—	the account value which is the greater of the policy value or cash value on the date we receive the required information in good order at our Administrative Office;
—	minimum required cash value; and
—	the guaranteed minimum death benefit (discussed below), plus premium payments, less adjusted partial surrenders, from the date of death to the date the death benefit is paid. Please see “Appendix - Death Benefit” for illustrative examples regarding Death Benefit calculations.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit

NOTE: The following generally applies, depending on the state of issue.

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Double Enhanced Death Benefit

The death benefit under this option is the greater of 1 or 2 below:

1.	The 5% Annually Compounding through age 80 Death Benefit, which is equal to:
—	the total premium payments; less
—	any adjusted partial surrenders;
—	accumulated at an effective annual rate of 5% from each premium payment date and each surrender date to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday.

2.	The Annual Step-Up through age 80 Death Benefit, which is equal to:
—	the largest policy value on the policy date or on any policy anniversary before the earlier of the annuitant’s date of death or the annuitant’s 86th birthday; plus
—	any premium payments since the date of any policy anniversary with the largest policy value; minus
—	any adjusted partial surrenders since the date of the policy anniversary with the largest policy value.

This benefit is not available if the owner or annuitant is age 76 or older on the policy date. There is an extra charge for this death benefit of 0.40% annually.

5% Annually Compounding Death Benefit

The 5% Annually Compounding Death Benefit is equal to:

—	The premium payments; less
—	Any adjusted partial withdrawals;

Accumulated at an effective annual rate of 5% from the premium payment date or partial withdrawal date to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday.

This benefit is not available if the owner or annuitant is age 76 or older on the policy date. There is an extra charge for this death benefit of 0.30% annually.

Annual Step-Up Death Benefit

Under this option, on each policy anniversary prior to your 86th birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. This “step-up” death benefit is equal to:

—	the largest policy value on the policy date or on any policy anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 86th birthday; plus
—	any premium payments since the date of any policy anniversary with the largest policy value; minus
—	any adjusted partial surrenders (please see “Appendix - Death Benefit”) since the date of the policy anniversary with the largest policy value.

The Annual Step-Up Death Benefit is not available if you or the annuitant is 81 or older on the policy date. There is an extra charge for this death benefit of 0.25% annually.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

—	total premium payments; less
—	any adjusted partial surrenders (please see “Appendix - Death Benefit”) as of the date of death.

This benefit is not available if you or the annuitant is 91 or older on the policy date. There is an extra charge for this death benefit of 0.05% annually.

Please note: You will not receive an optional guaranteed minimum death benefit if you do not choose one when you purchase your policy. The guarantees of these death benefits are based on our claims-paying ability.

The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering a guaranteed minimum death benefit at any time.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than the total premium payments.

The formula used to calculate the adjusted partial surrender amount, is: adjusted partial surrender = (amount of the gross partial surrender * value of the current death proceeds immediately prior to the gross partial surrender ) / policy value immediately prior to the gross surrender.

We have included a detailed explanation of this adjustment with examples in the “Appendix - Death Benefit.” This is referred to as “adjusted partial surrender” in your policy. If you have a qualified policy, minimum required distributions rules may require you to request a partial surrender.

TAX INFORMATION

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. The federal income tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the policy value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or an employer sponsored retirement program, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or nonqualified, until a distribution occurs (either as a surrender, withdrawal, or as annuity payments). Under certain circumstances, however, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be considered in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of the Policy

Diversification Requirements. In order for a nonqualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The owners bear the risk that the entire contract could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed within 5 years after such owner’s date of death or be used to provide payments to a designated beneficiary beginning within one year of such owner’s death that will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if upon such owner’s death prior to the annuity starting date, such owner’s surviving spouse is the sole beneficiary, under the nonqualified policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of Annuities

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value, and in the case of a qualified policy, any portion of an interest in the plan, generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these with a competent tax adviser. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity contract if the policy has not been annuitized before that age. You should consult with a tax adviser about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

—	Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.
—	Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Partial Withdrawals - Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy,” which is generally your premiums paid (adjusted for any prior surrenders or portions thereof that were not taxable). Partial withdrawals are generally treated first as taxable income to the extent of the excess in the policy over the “investment in the policy.” In general, loans, pledges, and assignments are taxed in the same manner as partial withdrawals and surrenders. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your policy value immediately before the surrender may have to be increased by any positive excess interest adjustments that result from the surrender. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that surrendered earnings may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals will be exempt from the penalty tax. They include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982. Regarding the disability exception, because the Company cannot verify that the owner is disabled, the Company will report such withdrawals to the IRS as early withdrawals with no known exception.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Non-Qualified Stretch Annuity

In certain instances a non-spousal beneficiary may be permitted to elect a “stretch” annuity option as a means of disbursing death proceeds from a non-qualified annuity. the only method the Company uses for making distribution payments from a non-qualified “stretch” annuity is the required minimum distribution method as set forth in Revenue Ruling 2002-62. the applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

Guaranteed Lifetime Withdrawal Benefits

For policies with a guaranteed lifetime withdrawal benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as contract holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a tax adviser before purchasing this policy as a qualified policy.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your policies.

Partial Annuitization

Under a tax provision enacted in 2010, if part of a non-qualified annuity policy’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the policy is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the policy to a payment option, we will treat those payments as withdrawals for tax purposes.

Tax-Free Exchanges

Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity policy for another annuity contract or a qualified long-term care insurance contract. Generally, an annuity policy issued in an exchange for another annuity policy is treated as new for purposes of the penalty and distribution at death rules.

If the initial contribution is made as a result of an exchange or surrender of another annuity policy, we may require that you provide information relating to the federal income tax status of the previous annuity policy to us.

Revenue Procedure 2011-38 significantly eases the restrictions on partial transfers previously adopted by the IRS. Under Rev. Proc. 2011-38, a partial exchange will be treated as tax-free under Section 1035 of the Code if there are no distributions, from either annuity, within 180 days of the partial 1035 exchange and annuity payments that satisfy the newly enacted partial annuitization rule of Section 72(a)(2) of the code will not be treated as a distribution from either the old or new policy.

Pursuant to interim guidance provided in IRS Notice 2011-68, the IRS confirmed that it is permissible to partially exchange a portion of the cash surrender value of an annuity for a qualified long-term care insurance contract, provided that the requirements of Section 1035 are met. However, further guidance is needed regarding the application of Rev. Proc. 2011-38 to such transfers. Please discuss the tax consequences of any contemplated 1035 exchange transaction with a competent tax adviser.

Medicare Tax

Beginning in 2013, distributions from nonqualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. The Company is required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from qualified policies are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. As such, distributions from your qualified policy could cause your other investment income to be subject to the tax. Please consult a tax adviser for more information.

Same Sex Relationships

Section 3 of the Federal Defense of Marriage Act was recently ruled unconstitutional and the Internal Revenue Service adopted a rule in response thereto recognizing the marriage of same sex individuals validly entered into in a jurisdiction that authorizes same sex marriages, even if the individuals are domiciled in a jurisdiction that does not recognize the marriage. The Internal Revenue Service also ruled that the term “spouse” does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a marriage under the laws of that jurisdiction. The Company intends to administer the policy consistent with these rulings until further guidance is provided. Therefore, exercise of the spousal continuation provisions of this policy or any riders by persons who do not meet the definition of “spouse” under federal law – e.g., domestic and civil union partners – may have adverse tax consequences.

Please note the jurisdiction where you are domiciled may not recognize same sex marriage which may limit your ability to take advantage of certain benefits provided to spouses under the policy. There are several unanswered questions regarding the scope and impact of this ruling and the subsequent guidance provided by the Internal Revenue Service. Please consult a tax adviser for more information on this subject.

Taxation of Surrenders and Partial Withdrawals - Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non-deductible premium payments made by you or on your behalf. If you do not have any non-deductible premium payments, your investment in the contract will be treated as zero.

The IRS has not reviewed this policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements. The actuarial present value of death and/or living benefit options and riders elected may need to be considered in calculating minimum required distributions. Consult a competent tax adviser before purchasing an optional living or death benefit.

In addition, a penalty tax may be assessed on amounts surrendered from the policy prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a tax adviser for more information regarding the application of these exceptions to your circumstances. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; (2) if distributed via partial withdrawals, these amounts are taxed in the same manner as partial surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity starting dates, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, exchange or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Separate Account Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

Beginning in 2013, the federal estate tax, gift tax and generation-skipping transfer (“GST”) tax exemptions and maximum rates are $5,000,000 indexed for inflation (currently $5,340,000) and 40% respectively.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

Beginning in July of 2014, we may be required to withhold at a rate of 30% under FATCA on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective foreign entities are advised to consult with a competent tax adviser regarding the application of FATCA to their particular situation.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code or to an annuity that is a qualified funding asset as defined in the Code Section 130(d) of the Code. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) subject to special rules, the total premium payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16)

of the Code; (iv) annuity payments or partial surrenders according to the requirements in the IRS regulations must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1⁄2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1⁄2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is the deductible amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following: attaining age 59 1⁄2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to Federal Insurance Contributions Act (FICA or Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the policy in connection with Section 403(b) plans may wish to consult with their tax adviser.

Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities, and certain affiliates of such entities, and tax exempt organizations. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable and are subject to federal income tax withholding as wages. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Qualified Plan Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1⁄2 or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 70 1⁄2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a tax adviser before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or tax adviser if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.

ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular surrenders (i.e., partial surrenders) from your policy by using the systematic payout option. Under this option, you can receive the greater of (1) or (2), divided by the number of surrenders made per year, where: (1) up to 10% of your premium payments (reduced by prior surrenders in that policy year); and (2) is any gains in the policy. For amounts greater than 10% of your premium payments, you must receive prior Company approval. The amount of your payment is established when you select the option. The amount available is recalculated on each policy anniversary thereafter while the Systematic Payout Option is in effect.

This amount may be taken free of surrender charges. Any systematic withdrawal in excess of the cumulative interest credited from the guaranteed period options at the time of the withdrawal may be subject to an excess interest adjustment. Any systematic withdrawal in excess of your remaining surrender charge free amount may be subject to a surrender charge.

Systematic surrenders can be made monthly, quarterly, semi-annually, or annually. Each surrender must be at least $50. Monthly and quarterly surrenders must generally be made by electronic funds transfer directly to your checking or savings account.

If you request an additional surrender that exceeds the surrender charge free amount while a Systematic Payout Option is in effect, then the Systematic Payout Option will terminate. If the request does not exceed the surrender charge free amount, future systematic payment will be recalculated based on the remaining free amounts.

Keep in mind that surrenders under the systematic payout option may be taxable, and if made before age 59 1⁄2, may be subject to a 10% federal penalty tax. There is no charge for this benefit.

Initial Payment Guarantee

You may only elect to purchase the Initial Payment Guarantee which provides annually stabilized payments that are guaranteed to never be less than a percentage of the initial variable annuity payment at the time you annuitize your policy. You cannot terminate this payment guarantee (or eliminate the charge for it) after you have elected it. The guarantee only applies to variable annuity payments. There is an additional charge for this guarantee.

The Initial Payment Guarantee does not establish or guarantee the performance of any subaccount.

Under the Initial Payment Guarantee, you receive annuity payments that are stabilized - that is, held level throughout each policy year - and are guaranteed to never be less than a percentage of the initial payment. The guaranteed percentage is subject to change from time to time; however once you annuitize, the guaranteed percentage will not change during the life of the Initial Payment Guarantee. Contact us for the current guaranteed percentage.

The payment amount is adjusted once each year (on the anniversary of your annuity commencement date) to reflect the investment performance of your selected investment choice(s) over the preceding year (but your payment will not be less than the guaranteed minimum).

Fee. There is a charge for the Initial Payment Guarantee, which is in addition to the base product mortality and expense risk fee and administrative charge. This fee is reflected in the amount of the annuity payments that you receive if you select the Initial Payment Guarantee. It is reflected in the calculation of the annuity unit values (i.e., your payment is “net” the initial payment guarantee fee, mortality and expense risk fee, and administrative charges).

The Initial Payment Guarantee fee is currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts. We can change the fee, and you pay whatever the fee is when you annuitize.

Other Terms and Conditions. The Initial Payment Guarantee uses a 5% assumed investment return to calculate your annuity payments. This means that the dollar amount of the annuity payments will remain level if the investment return (net of fees and expenses) exactly equals 5%. The payments will increase if actual investment performance (net of fees and expenses) exceeds the assumed investment return, and decrease if actual performance is below the assumed investment return (but not below the guaranteed level).

Termination. The Initial Payment Guarantee is irrevocable.

The Initial Payment Guarantee may vary for certain policies and may not be available for all policies, in all states or at all times.

Liquidity Rider

The optional Liquidity Rider reduces the number of years each premium payment is subject to surrender charges. You can only elect this rider at the time you purchase the policy.

Rider Fee. A rider fee equal to an effective annual rate of 0.50% of the daily net asset value in the separate account is deducted in calculating the accumulation unit values. The rider fee is only charged for the first four policy years.

Accumulation Unit Values. We intend to administer the removal of the Liquidity Rider fee by changing to a different class of accumulation units. This will result in adjusting the number of accumulation units and adjusting the unit value of the subaccounts in which you were invested once the Liquidity Rider fee is no longer charged. The elimination of the fee and the adjustment in the number of accumulation units and unit values will not affect policy values.

Termination. The rider is irrevocable.

Please note:

—	This feature terminates upon annuitization and there is a mandatory annuitization date.
—	We may credit interest in the fixed account at a lower rate if you select this rider.

The Liquidity Rider may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a benefit, please contact your financial intermediary or our Administrative Office.

Premium EnhancementSM Rider

An optional Premium EnhancementSM Rider is available at the time you buy your policy. If you elect this rider, each premium payment will receive a premium enhancement that the Company adds to your policy value. We may change the enhancement rate at any time. Under certain circumstances, you might forfeit (or lose) the premium enhancement.

Generally, an annuity with a premium enhancement may have higher expenses than a similar annuity without a premium enhancement. Accordingly, you should always consider the expenses along with the features and enhancements to be sure any annuity meets your financial needs and goals.

You may only elect the Premium EnhancementSM Rider at the time you buy your policy. If you elect the premium enhancement rider, the initial premium payment and each subsequent premium payment will receive a premium enhancement which is added to the policy value. The premium enhancement is currently 4% (currently 2% if the Liquidity Rider is also elected) of the amount of the premium payment; however, we may change the enhancement rate at any time. The amount of the premium enhancement is not considered a premium payment and therefore may not be included in the calculation of certain policy features. No premium enhancement will apply if the policy is canceled pursuant to the right to cancel provision.

The Company may take back or “recapture” the full dollar amount of any premium enhancement upon the occurrence of any of the following events:

—	exercise of the right to cancel option;
—	exercise of the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver within one year from the time we apply the premium enhancement;
—	a death benefit is payable within one year from the time we apply the premium enhancement; or
—	annuitization within one year from the time we apply the premium enhancement.

Please note: If we recapture the premium enhancement, it will be the dollar amount that we added to the policy, not a percentage of your policy value at the time of recapture. Thus, if your policy is worth less (or more) than at the time of purchase, the effect of the recapture on your policy value on a percentage basis may be greater (or less) than the original percentage added. You bear the investment risk on the premium enhancement.

Rider Fee. There is a daily charge for the Premium EnhancementSM Rider at an annual rate of 0.25% (0.15% if Liquidity Rider is also elected) of the assets in each subaccount. In addition to the rider fee, the Company expects to use a portion of the mortality and expense risk fee, administrative charge and/or the surrender charge to pay the premium enhancement.

Other Terms and Conditions: If you elect this rider, you are not able to elect the Double Enhanced Death Benefit or the 5% Annually Compounding Death Beneft. Please consult your registered representative for information concerning any such limitations.

Termination. The rider is irrevocable.

The Internal Revenue Code generally requires that interests in a qualified policy be nonforfeitable, and it is unclear whether the premium enhancement feature is consistent with those requirements. Consult a tax advisor before purchasing this policy as a qualified policy.

The Premium EnhancementSM Rider may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a benefit, please contact your financial intermediary or our Administrative Office.

Beneficiary Earnings Enhancement - Extra II

The optional Beneficiary Earnings Enhancement - Extra II rider pays an additional amount (based on the benefit base) when a death benefit is payable during the accumulation phase under your policy, in certain circumstances. The Beneficiary Earnings Enhancement - Extra II is only available for issue ages through age 75. Please Note: This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

Beneficiary Earnings Enhancement - Extra II Benefit Amount. An additional death benefit is only payable if a death benefit is paid on the base policy to which the rider is attached. The amount of the additional benefit is dependent on the amount of time that has passed since the rider date as follows:

—	If a death benefit is payable within the first five years after the rider date, the additional benefit amount will be equal to the sum of all Additional Death Distribution+ rider fees paid since the rider date.
—	If a death benefit is payable after five years following the rider date, the additional benefit will be equal to the rider benefit base multiplied by the rider benefit percentage.

The rider benefit base at any time is equal to the policy value less any premium payments added after the rider date.

The rider benefit percentage may vary but equals 30% for issue ages 0 - 70 and 20% for issue ages 71 - 75, based on the annuitant’s age.

No benefit is payable under the Beneficiary Earnings Enhancement - Extra II if the policy value on the date the death benefit is paid is less than the premium payments after the rider date.

For purposes of computing taxable gains, both the death benefit payable under the policy and the additional benefit will be considered.

Please see “Appendix - Beneficiary Earnings Enhancement - Extra II” for an example that illustrates the additional death benefit payable as well as the effect of a partial surrender on the Beneficiary Earnings Enhancement - Extra II benefit amount.

Spousal Continuation. If a spouse is eligible to and elects to continue the policy as the new owner instead of receiving the death benefit and Beneficiary Earnings Enhancement - Extra II, then the spouse will generally receive a one-time policy value increase equal to the Beneficiary Earnings Enhancement - Extra II. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider through age 75 if the Additional Death Distribution+ benefit is still being offered. Certain owners may have the option to continue the rider without receiving the one-time policy value increase. See TAX INFORMATION - Tax Status of the Policy - Distribution Requirements. (The payment of a death benefit under the policy is triggered by the death of the annuitant.)

Rider Fee. A rider fee, currently 0.55% of the policy value, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider.

Please note: the rider fee is deducted pro rata from each investment choice. The fee is deducted even during periods when the rider would not pay any benefits.

Termination. The rider will remain in effect until:

—	you cancel it by notifying our Administrative Office in writing in good order,
—	the policy is annuitized or surrendered, or
—	the additional death benefit is paid or added to the policy value under a spousal continuation.

If terminated no more than 90 days after policy issue, you may re-elect the Beneficiary Earnings Enhancement -Extra II if it is still being offered, immediately. However, if it is terminated more than 90 days after the policy issue date, the Additional Death Distribution+ may not be re-elected, if it is still being offered, for one year. Please note that if the rider is terminated and then re-elected, the new rider will have its own fees, benefits and features as well as a new rider date which may affect the rider benefit.

Please note: This feature terminates upon annuitization and there is a maximum annuity commencement date.

The Beneficiary Earnings Enhancement - Extra II may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a benefit, please contact your financial intermediary or our Administrative Office.

Nursing Care and Terminal Condition Withdrawal Option

No surrender charges or excess interest adjustments will apply if you make a surrender ($1,000 minimum), under certain circumstances, because you or your spouse has been:

—	confined in a hospital or nursing facility for 30 days in a row after the policy issue date; or
—	diagnosed with a terminal condition after the policy issue date (usually a life expectancy of 12 months or less).

You may exercise this benefit at any time during the accumulation phase. This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person. There is no restriction on the maximum amount you may surrender under this benefit. There is no charge for this benefit.

The Nursing Care and Terminal Condition Withdrawal Option may vary for certain policies and may not be available for all policies, in all states or at all times.

Unemployment Waiver

No surrender charges or excess interest adjustments will apply to surrenders after you or your spouse become unemployed in certain circumstances: because you were terminated, laid off, or otherwise lost your job involuntarily. In order to qualify, you (or your spouse, whichever is applicable) must have been:

—	employed full time for at least two years prior to becoming unemployed;
—	employed full time on the policy date;
—	unemployed for at least 60 days in a row at the time of surrender;
—	must have a minimum cash value at the time of surrender of $5,000; and
—	you (or your spouse) must be receiving unemployment benefits.

You must provide written proof from your State’s Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of surrender.

You may select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person. There is no charge for this benefit.

There is no restriction on the maximum amount you may surrender under this benefit.

The Unemployment Waiver may vary for certain policies and may not be available for all policies, in all states or at all times.

Telephone and Electronic Transactions

Currently, certain transactions may be made by telephone or other electronic means acceptable to us upon our receipt of the appropriate authorization. We may discontinue this option at any time. To access information and perform transactions electronically, we require you to create an account with a username and password, and to maintain a valid e-mail address.

We will not be liable for following instructions communicated by telephone or electronically we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record conversations with you. We may also require written confirmation of the request. When someone contacts our

Administrative Office and follows our procedures, we will assume you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of any loss, theft or unauthorized use of your password.

Telephone and other electronic transactions must be received while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider’s, or your financial representative’s can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request if the volume of transactions is unusually high, we might not have anyone available, or lines available, to take you transaction. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

We reserve the right to revoke your telephone and other electronic transaction privileges at any time without revoking all owners’ privileges. We may deny telephone and electronic transaction privileges to market timers or disruptive traders.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically make transfers into one or more variable subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss.

There are two Dollar Cost Averaging programs available under your policy:

—	Traditional - You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started. A minimum of $500 per transfer is required. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly. You can elect to transfer from the fixed account, money market or other specified subaccount.
—	Special - You may only elect either a six or twelve month program. Transfers will begin as soon as the program is started. You cannot transfer from another investment choice into a Special Dollar Cost Averaging program. This program is only available for new premium payments, requires transfers from a fixed source, and may credit a higher or lower interest rate than a traditional program. A minimum of $500 per transfer is required ($3,000 or $6,000 to start a 6-month or 12-month program, respectively).

A Dollar Cost Averaging program will begin once we have received in good order all necessary information and the minimum required amount. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order. Please note: Dollar Cost Averaging programs will not begin on the 29th, 30th, or 31st. If a program would have started on one of those dates, it will start on the 1st business day of the following month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

NOTE CAREFULLY:

New Dollar Cost Averaging instructions are required to start a new Dollar Cost Averaging program once the previous Dollar Cost Averaging program has completed. Additional premium payments, absent new allocation instructions, received after a Dollar Cost Averaging program has completed, will be allocated according to the current premium payment allocations at that time but will not reactivate a completed Dollar Cost Averaging Program.

IF:

—	we do not receive all necessary information to begin or restart a Dollar Cost Averaging program;

THEN:

—	any amount allocated to a fixed source will be invested in that fixed source but will be transferred to the money market investment option within 30 days of allocation to fixed source if new Dollar Cost Averaging instructions are not received;
—	any amount in a variable source will be invested in that variable source and will remain in that variable investment option; and
—	new Dollar Cost Averaging instructions will be required to begin a Dollar Cost Averaging program.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions. Transfers from a Dollar Cost Averaging fixed source are not subject to an excess interest adjustment. A Dollar Cost Averaging program can be used in conjunction with Asset Rebalancing and a guaranteed lifetime withdrawal benefit (subject to any investment restrictions involving the source). There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies and may not be available for all policies, in all states or at all times. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time. However, we will not rebalance if you are in the Dollar Cost Averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. New instructions are required to start asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually. Asset rebalancing can be used in conjunction with a guaranteed lifetime withdrawal benefit. Please note, any amounts rebalanced may be immediately transferred to the PAM investment choices as applicable under the Portfolio Allocation Method. There is no charge for this benefit.

Guaranteed Lifetime Withdrawal Benefits

Important aspects of each of these riders are summarized in the “Appendix - Guaranteed Lifetime Withdrawal benefit Comparison Table” and are described in more detail below. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

The following benefits are no longer available, but if you have previously elected one of these riders you can still upgrade:

—	5 for LifeSM Rider
—	5 for LifeSM with Growth Rider
—	Income SelectSM for Life Rider
—	Retirement Income ChoiceSM Rider
—	Retirement Income Choice® with Double Withdrawal Base Benefit Rider

See Rider Grid for additional information on each of these riders.

Living Benefits Rider

You may elect to purchase the optional Living Benefits Rider (also known as Guaranteed Principal Solution Rider) which provides you with a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. The Living Benefits Rider is only available during the accumulation phase. The Living Benefits Rider is only available for annuitant issue ages through age 0-80. The maximum issue age may be lower if required by state law. Please Note: This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

You should view the Living Benefits Rider as a way to permit you to invest in variable investment choices while still having your policy value and liquidity protected to the extent provided by the Living Benefits Rider.

Please note:

—	If you elect this rider, then you cannot also elect the Double Enhanced Death Benefit nor the 5% Annually Compounding Death Benefit options.
—	Certain protections under the rider are available only if you hold the rider for ten years.
—	If you elect the rider, we will monitor your policy value and we may transfer amounts back and forth between specified investment choices under the policy (including guaranteed period options in the fixed account) and the variable investment choices you choose, according to a mathematical model that we will use to assist us in managing portfolio risk and supporting the guarantees under the rider. See “Portfolio Allocation Method” below.
—	Any such transfers out of a guaranteed period option may be subject to an excess interest adjustment. We intend to include among the specified investment choices fixed account options to which excess interest adjustments do not apply. (See “Portfolio Allocation Method,” below.)
—	You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.
—	We have designed this rider for you to take withdrawals each rider year that are less than or equal to the maximum annual withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the maximum annual withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

—	Because the guaranteed minimum withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the maximum annual withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take the maximum advantage of the tax deferral aspect of the policy.
—	The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Living Benefits Rider for a qualified policy.

Guaranteed Minimum Accumulation Benefit of Living Benefit Rider

If you elect the Living Benefits Rider, we will provide a guaranteed future value. This benefit is intended to provide a level of protection regardless of the performance of the variable investment choices you select.

Guaranteed Future Value. We guarantee that, on the guaranteed future value date (ten years after you elect the rider), your policy value will at least equal your guaranteed future value. The guaranteed future value on the rider date (i.e., the date the rider is added to the policy) is the policy value(less any premium enhancements if the rider is added in the first policy year). After the rider date and before the guaranteed future value date, the guaranteed future value is equal to:

—	the guaranteed future value on the rider date; plus
—	a percentage of subsequent premium payments (as described below); less
—	subsequent adjusted partial withdrawals (as described below).

After the guaranteed future value date, the guaranteed future value equals zero.

Subsequent Premium Payments. The percentage of subsequent premium payments that will be added to the guaranteed future value is as follows:

Percent of subsequent premium payments
Rider Year	added to guaranteed future value
1	100%
2	90%
3	80%
4	70%
5	60%
6	50%
7	50%
8	50%
9	50%
10	0%

Guaranteed Future Value Adjusted Partial Withdrawals. If you take a partial withdrawal, even withdrawals under the guaranteed minimum withdrawal benefits, it will reduce your guaranteed future value. The amount of the reduction is referred to as the adjusted partial withdrawal amount, which will be equal to the greater of:

—	the guaranteed future value immediately prior to the withdrawal multiplied by the percentage reduction in the policy value resulting from the gross partial withdrawal; or
—	the gross partial withdrawal amount.

(The gross partial withdrawal amount is the amount you request, plus any may be subject to excess interest adjustments; and that may be applicable.)

In other words, if your policy value is greater than the guaranteed future value at the time you make a partial withdrawal, then your guaranteed future value is reduced by the same amount we reduce your policy value. However, if your policy value is less than the guaranteed future value at the time you make a partial withdrawal, then your guaranteed future value will be reduced by more than the amount we reduce your policy value.

See the “Appendix—Living Benefits Rider Adjusted Partial Withdrawals” to this prospectus for examples showing the effect of hypothetical withdrawals in more detail, including withdrawals that reduce the guaranteed future value by more than the amount of the gross partial withdrawal.

Guaranteed Minimum Accumulation Benefit. On the guaranteed future value date (ten years after you elect the rider), if the policy value is less than the guaranteed future value, we will add an amount equal to the difference to your policy value (the policy value will then be subject to investment risk). This addition will not increase your “principal back” or “for life” total withdrawal bases. After the guaranteed future value date, the guaranteed minimum accumulation benefit will terminate.

Example. Assume you make a single premium payment of $100,000 and you do not make any withdrawals or additional premium payments. If, on the guaranteed future value date, your policy value has declined to $90,000 because of negative investment performance, then we will add $10,000 ($100,000 – $90,000) to your policy value.

Please note: You do not have any protection under the guaranteed minimum accumulation benefit unless you hold the policy with the rider for ten years. If you think that you may terminate the policy or elect to start receiving annuity payments (or if you must begin taking required minimum distributions) before the guaranteed future value date, electing the rider may not be in your best interests.

Guaranteed Minimum Withdrawal Benefit of Living Benefit Rider

If you elect the Living Benefits Rider, we will provide a maximum annual withdrawal amount (first as withdrawals from your policy value or, if necessary, as payments from us) regardless of your policy value. This benefit is intended to provide a level of benefits regardless of the performance of the variable investment choices you select.

Withdrawal Guarantees. We account for the withdrawals you take under the rider by applying two different withdrawal guarantees:

—	“principal back,” for withdrawals of up to 7% of your total withdrawal base.
—	“for life,” for withdrawals of up to 5% of your total withdrawal base.

When you make a withdrawal, you do not need to specify it as being under either withdrawal guarantee. Any withdrawals that you take while the rider is in effect could have different impacts under each of the withdrawal guarantees - on your maximum annual withdrawal amount, on your total withdrawal base, and on your minimum remaining withdrawal amount. For example, withdrawals that are compliant with the “principal back” maximum withdrawal amount could result in excess withdrawals under the “for life” withdrawal guarantee and, consequently, would reduce the maximum annual withdrawal amount, the total withdrawal base, and the minimum remaining withdrawal amount under the “for life” withdrawal guarantee. (See Adjusted Partial Withdrawals below.)

Example. Assume you make a single premium payment of $100,000 and you have not made any withdrawals or additional premium payments. If you withdraw $6,000, that would be an excess withdrawal of $1,000 ($6,000 - $5,000) under the for life guarantee but not under the principal back guarantee.

Your ability to change the frequency or amount of your withdrawals ceases if your policy value reaches zero.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion. See “Appendix - Living Benefits Rider Adjusted Partial Withdrawals,” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount.

Please note:

—	Any amount withdrawn in a rider year (including any may be subject to excess interest adjustments; and) in excess of the maximum withdrawal amount is an excess withdrawal.
—	The amount of your excess withdrawal will impact the maximum annual withdrawal amount, total withdrawal base, and minimum remaining withdrawal amount under each guarantee on a greater than dollar-for-dollar basis. (See Maximum Annual Withdrawal Benefit, Total Withdrawal Base, and Minimum Remaining Withdrawal Amount, below.)

Withdrawals under the guaranteed minimum withdrawal benefit also:

—	reduce your policy value;
—	reduce the guaranteed future value;
—	reduce your death benefit and other benefits;
—	may be subject to may be subject to excess interest adjustments; and; and
—	may be subject to income taxes and federal tax penalties (See TAX INFORMATION)

Maximum Annual Withdrawal Amount. Under this benefit:

—	you can withdraw up to 7% of your “principal back” total withdrawal base each rider year until your “principal back” minimum remaining withdrawal amount reaches zero;

Example. Assume you make a single premium payment of $100,000 and that you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has declined to $70,000 solely because of negative investment performance. You could still receive up to $7,000 (7% of $100,000) each rider year for the next fourteen years and $2,000 in the year immediately thereafter so you would get back your full $100,000 (assuming that you do not withdraw more than $7,000 in any one rider year).

—	or, you can withdraw up to 5% of your “for life” total withdrawal base each rider year starting with the rider anniversary immediately following the annuitant’s 59th birthday and lasting until the annuitant’s death, unless your “for life” minimum remaining withdrawal amount reaches zero because of “excess withdrawals” (see Adjusted Partial Withdrawals, below). A penalty tax may be assessed on amounts surrendered from the policy before the annuitant reaches age 59 1⁄2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 55 years old. Assume you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has declined to $70,000 solely because of negative investment performance. You could still receive up to $5,000 (5% of $100,000) each rider year for the rest of your life (assuming that you do not withdraw more than $5,000 in any one rider year).

You can receive up to the maximum annual withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary, as payments from us) under this rider regardless of your policy value; however, once your policy value reaches zero you cannot make premium payments, and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to continue withdrawals under this rider after your policy value reaches zero, you must select an amount (which cannot exceed the maximum annual withdrawal amount at that time) and frequency (annually, semi-annually, quarterly or monthly) of future withdrawals. Once selected, the amount and frequency of future withdrawals cannot be changed.

Please note:

—	Withdrawals under the 5% “for life” guarantee cannot begin until after the rider anniversary following the annuitant’s 59th birthday.
—	Any withdrawal before the rider anniversary following the annuitant’s 59th birthday will reduce the benefits under the 5% “for life” guarantee.
—	The maximum annual withdrawal amounts described above (the 7% “principal back” and 5% “for life”) are based on rider years, not calendar or policy years (if different from rider years).
—	You cannot carry over any portion of your maximum annual withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the maximum annual withdrawal amount during a rider year, you cannot take more than the maximum annual withdrawal amount in the next rider year and maintain the rider’s guarantees.
—	Excess withdrawals may cause you to lose the benefit of the rider.
—	If you have a qualified policy, minimum required distribution rules may force you to take excess withdrawals to avoid the imposition of a 50% excise tax. Further, some qualified policies have withdrawal restrictions that may (with limited exceptions) prevent you from taking withdrawals before age 59 1⁄2. You should consult a tax advisor before purchasing this rider with a qualified policy.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value(less any premium enhancements if the rider is added in the first policy year). After the rider date, the total withdrawal base is equal to:

—	the total withdrawal base on the rider date; plus

—	subsequent premium payments; less
—	subsequent adjusted partial withdrawals (as described below).

We will calculate separate total withdrawal bases for the “principal back” and “for life” guarantees.

Please note: We determine the total withdrawal base solely to calculate the maximum annual withdrawal amount. Your total withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

Minimum Remaining Withdrawal Amount. The minimum remaining withdrawal amount represents the total amount of guaranteed withdrawals still available under the rider. The minimum remaining withdrawal amount on the rider date is the policy value(less any premium enhancements if the rider is added in the first policy year). After the rider date, the minimum remaining withdrawal amount is equal to:

•	the minimum remaining withdrawal amount on the rider date; plus
•	subsequent premium payments; less
•	subsequent adjusted partial withdrawals (as described below).

We will calculate separate minimum remaining withdrawal amounts for the “principal back” and “for life” guarantees. It is important to calculate separate minimum remaining withdrawal amounts because they can provide different payment amounts not only upon reaching exhaustion but also in certain situations involving continuation after the annuitant’s death.

Adjusted Partial Withdrawals. Each rider year, for each withdrawal guarantee (i.e., “principal back” and “for life”), gross partial withdrawals (the amount that you request be withdrawn, plus any may be subject to excess interest adjustments; and that may be applicable) up to the maximum annual withdrawal amount for that withdrawal guarantee, will reduce the minimum remaining withdrawal amount for that withdrawal guarantee on a dollar-for-dollar basis, but will not reduce the total withdrawal base for that withdrawal guarantee. For each withdrawal guarantee, gross partial withdrawals in excess of the maximum annual withdrawal amount for that withdrawal guarantee will reduce the total withdrawal base and minimum remaining withdrawal amount for that withdrawal guarantee by a pro rata amount (possibly to zero). See “Appendix - Living Benefits Rider Adjusted Partial Withdrawals,” which provides examples showing the effect of a withdrawal. Excess withdrawals may cause you to lose the withdrawal guarantees under this rider.

Please note: Gross partial withdrawals that are compliant with the “principal back” withdrawal guarantee (i.e., withdrawals of the “principal back” maximum annual withdrawal amount) and any partial withdrawal before the rider anniversary following the annuitant’s 59th birthday, will result in an excess partial withdrawal under the “for life” guarantee, and will reduce the “for life” maximum annual withdrawal amount, the “for life” total withdrawal base, and the “for life” minimum remaining withdrawal amount. Such reduction may be on a greater than dollar-for-dollar basis if the policy value is less than the applicable base.

Rider Fee. A rider fee, 1.25% of the “principal back” total withdrawal base on each rider anniversary, is charged annually before annuitization. We will also deduct the rider fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice. Generally, the rider fee is deducted regardless of your values (i.e., even if your policy value exceeds your total withdrawal base).

We will continue to calculate the rider fee using the “principal back” total withdrawal base even after the “principal back” minimum remaining withdrawal amount reaches zero. The “principal back” total withdrawal base is always greater than or equal to the “for life” total withdrawal base.

Please note: Because the rider fee is a percentage of your “principal back” total withdrawal base on each rider anniversary, the fee can be substantially more than 1.25% of your policy value if that total withdrawal base is higher than your policy value.

Portfolio Allocation Method

If you elect the Living Benefits Rider, the Portfolio Allocation Method (“PAM”) will automatically be in effect. PAM is designed to help manage portfolio risk and support the guarantees under the Living Benefits Rider. Using PAM, we will monitor your policy value and may transfer amounts back and forth between the PAM TA Aegon U.S. Government Securities - Service Class subaccount (which invests in the Transamerica Aegon U.S. Government Securities VP - Service Class portfolio of the Transamerica Series Trust) or certain guaranteed period options of the fixed account (each a “PAM investment choice” and collectively, the “PAM investment choices”) and the variable investment choices you choose. You should read the underlying fund prospectus for the variable PAM investment choice(s) carefully before you elect the Living Benefits Rider. We will transfer amounts from your variable investment choices to the PAM investment choices to the extent we deem necessary to support the guarantees under the rider. We will transfer amounts to the PAM investment choices proportionally from all your variable investment choices. Currently, PAM transfers are being made to the PAM TA Aegon U.S. Government Securities - Service Class subaccount. We will not transfer amounts to the PAM investment choices if your policy is greater than guarantees under the rider.

PAM is designed to help reduce portfolio risk associated with negative performance. Using PAM, we will transfer amounts from your variable investment choices to the PAM investment choices to the extent we deem necessary to help manage portfolio risk and support the guarantees under the Living Benefits Rider. You should not view the Living Benefits Rider nor PAM as a “market timing” or other type of investment program designed to enhance your policy value. If you choose this rider, it may result in a lower policy value in certain situations. If policy value is transferred from your chosen variable investment choices to the PAM investment choices, less of your policy value may be available to participate in any future positive investment performance of your variable investment choices. This may potentially provide a lower policy value than if you did not select the Living Benefits Rider.

Under PAM, the mathematical model compares a number of interrelated factors including your policy value and the guarantees under the rider to be provided in the future. The mathematical model also uses assumptions for interest rates, the duration of the policy and stock market volatility. The following table sets forth the most influential of these factors and indicates how each one (assuming all other factors remain constant) could trigger a transfer into or out of the PAM subaccounts.

Factor	Direction of Transfer
Policy Value Increases	Transfer to the investment options
Policy Value Decreases	Transfer to the PAM subaccounts
Interest Rates Increase	Transfer to the investment options
Volatility Increases	Transfer to the PAM subaccounts

The amount of the transfer will vary depending on the magnitude and direction of the change in these factors. We may transfer some or all of your policy value to or from the PAM investment choices.

Transactions you make also affect the number of PAM transfers including:

—	additional premium payments; and
—	excess withdrawals.

These transactions will change the policy value relative to the guarantees under the rider and may result in additional PAM transfers.

You may not allocate premium payments to, nor transfer policy value into or out of, the PAM investment choices. PAM transfers are not subject to any transfer fee and do not count against the number of any free transfers we allow. Transfers out of a fixed account PAM investment choice are at our discretion and may be subject to an excess interest adjustment if the transfer occurs before the end of a guarantee period. Any transfer to your variable investment choices will be allocated into your variable investment choices in proportion to the amount of policy value in each variable investment choice.

Generally, transfers to the PAM investment choices first occur when the policy value drops by a cumulative amount of 3% to 5% over any period of time, although we may make transfers to the PAM investment choices when the policy value drops by a cumulative amount of less than 3% in relation to the guarantees. If the policy value continues to fall, more transfers to the PAM investment choices will occur. When a transfer occurs, the transferred policy value is allocated to the PAM investment choice(s) we deem appropriate. The policy value allocated to the PAM investment choices will remain there unless the performance of your chosen investment choices recovers sufficiently to enable us to transfer amounts back to your investment choices while maintaining the guarantees under the Living Benefits Rider. This generally occurs when the policy value increases by 5% to 10% in relation to the guarantees, although we may require a larger increase before transferring amounts back to your investment options.

The Daily Rebalancing Formula Under the Mathematical Model: As noted above, to limit our exposure under the rider, we transfer policy value from your investment options to the PAM subaccounts, to the extent called for by a mathematical model that will not change once you purchase the policy. We do this in order to minimize the need to provide payments (for example, when your policy value goes to zero by other than an excess withdrawal), or to extend the time before any payment is required. When payments become more likely (because your policy value is approaching zero), the mathematical model will tend to allocate more policy value to the PAM subaccounts. If, on the other hand, the policy value is much higher than the guarantees under the rider, then payments may not be necessary, and therefore, the mathematical model will tend to allocate more policy value to the investment options.

Each business day the mathematical model computes a “target allocation,” which is the portion of the policy value that is to be allocated to the investment options.

The target allocation depends on several factors, including the policy value as compared to the guarantees under the rider, the time until payments are likely required, and interest rates. However, as time passes, these factors change. Therefore, the target allocation changes from one business day to the next.

See “Appendix - PAM Method Transfers” for more detail regarding the workings of the mathematical model.

Upgrades

Prior to the annuitant’s 86th birthday and after the third rider anniversary, you can upgrade the total withdrawal base and guaranteed future value to the policy value by providing us the required notice. The minimum remaining withdrawal amounts will also be upgraded to the policy value and the maximum annual withdrawal amounts will be recalculated.

If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, guaranteed future value date, and its own rider fee percentage (which may be higher than your current rider fee percentage). The “principal back” and “for life” withdrawal percentages will not change. The new rider date will be the date the Company receives all necessary information.

Annuitization

If you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments equal to your 5% “for life” maximum annual withdrawal amount.

Termination

The Living Benefits Rider will terminate upon the earliest of the following:

—	the date we receive written notice from you in good order requesting termination of the Living Benefits Rider (you may not terminate the rider before the third rider anniversary);
—	annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your 5% “for life” maximum annual withdrawal amount);
—	the date the policy to which this rider is attached is assigned or the owner is changed without our approval;
—	the date an excess withdrawal reduces your policy to zero; or
—	termination of your policy.

Please note: This feature terminates upon annuitization and there is a maximum annuity commencement date.

The Living Benefits Rider may vary for certain policies, may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly. for more information on the options available for electing a benefit, please contact your financial intermediary or our Administrative Office.

OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can generally change the owner at any time by notifying us in writing at our Administrative Office. There maybe limitations on your ability to change the ownership of a qualified plan. An ownership change may be a taxable event.

Beneficiary

The beneficiary designation will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to the Company. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by the Company. The Company will not be liable for any payment made before the written notice is received in our Administrative Office. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally. If, upon the death of the annuitant, there is a surviving owner(s), then the surviving owner(s) automatically takes the place of any beneficiary designation.

Right to Cancel Period

You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days after you receive the policy (for replacements the right cancel period is generally 30 days), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account. You bear the risk of any decline in policy value during the right to cancel period. However, if state law requires, we will refund your original premium payment(s). We will pay the refund within seven days after we receive in good order within the applicable period at our Administrative Office, written notice of cancellation and the returned policy. The policy will then be deemed void.

Assignment

You can also generally assign the policy any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment in good order at our Administrative Office and approve it. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that an assignment will be effective only upon acceptance by us, and to refuse assignments or transfers at any time on a non-discriminatory basis. We will not be liable for any payment or other action we take in accordance with the policy before we approve the assignment. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

Sending Forms and Transaction Requests in Good Order

We cannot process your requests for transactions relating to the policy until they are received in good order. “Good order” means the actual receipt of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extent applicable to the transaction: your completed application; the policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccounts affected by the requested transaction; the signatures of all owners (exactly as registered on the Policy) if necessary; Social Security Number or Taxpayer I.D.; and any other information or supporting documentation that we may require, including any spousal or joint owner’s consents. With respect to purchase requests, “good order” also generally includes receipt of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

“Received” or receipt in good order generally means that everything necessary must be received by us, at our Administrative Office specified in the Glossary of Terms. We reserve the right to reject electronic transactions that do not meet our requirements.

Regulatory Modifications to Policy

We reserve the right to amend the policy or any riders attached thereto as necessary to comply with specific direction provided by state or federal regulators, through change of law, rule, regulation, bulletin, regulatory directives or agreements.

Certain Offers

We may pay you more than your current cash value for your voluntary participation in certain offerings. We will notify you of the terms of any such offers.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying fund portfolios. The underlying fund portfolios are not limited to selling their shares to this separate account and can accept investments from any insurance company separate account or qualified retirement plan. Since the underlying fund portfolios are available to registered separate accounts offering variable annuity products of the Company, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including the Company, agree to take any necessary steps to resolve the matter. This may include removing their separate accounts from the underlying fund portfolios. See the underlying fund portfolios prospectuses for more details.

Exchanges and Reinstatements

You can generally exchange one annuity policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, then you may pay a surrender charge on the other annuity, and there may be a new surrender charge period under this annuity and other charges may be higher (or lower) and the benefits under this annuity may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

You may surrender your policy and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your policy after such a transfer and in certain limited circumstances we will allow you to do so by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

To the extent required by law, the Company will vote all shares of the underlying fund portfolios held in the separate account in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. Accordingly, it is possible for a small number of owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large policy values. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

Western Reserve Life Assurance Co. of Ohio

Western Reserve Life Assurance Co. of Ohio was incorporated under the laws of the State of Ohio on October 1, 1957. It is engaged in the business of writing life insurance policies and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico, and all states except New York.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

Financial Condition of the Company

We pay benefits under your policy from our general account assets and/or from your policy value held in the separate account. It is important that you understand that payments of the benefits depend upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your policy value that is allocated to the subaccounts of the separate account. Your policy value in those subaccounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to guaranteed period options of the fixed account, which are supported by the assets in our general account. Any guarantees under a policy that exceed policy value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the policy in excess of policy value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligation we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance as well as the financial statements of the separate account - are located in the statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI’s available on the SEC’s website at http://www.sec.gov. Our financial strength can be found on our website.

The Separate Account

The Company established a separate account, called Separate Account VA U, under the laws of the State of Ohio on August 4, 2003. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income, gains or losses.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

The Funds

At the time you purchase your policy, you may allocate your premium to subaccounts. These are subdivisions of our separate account, an account that keeps your policy assets separate from our company assets. The subaccounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These are not the same mutual funds that you buy through your investment professional even though they may have similar investment strategies and the same portfolio managers. Each underlying fund portfolio has varying degrees of investment risk. Underlying fund portfolios are also subject to separate fees and expenses such as management fees and operating expenses. “Master-feeder” or “fund of funds” invest substantially all of their assets in other funds and will therefore bear a pro-rata share of fees and expenses incurred by both funds. This will reduce your investment return. Read the underlying fund portfolio prospectuses carefully before investing. We do not guarantee the investment results of any underlying fund portfolio. Certain underlying fund portfolios may not be available in all states and in all share classes. Please see “Appendix - Portfolios Associated with the Subaccounts” for additional information.

Distribution of the Policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate, Transamerica Capital, Inc. (TCI), for the distribution and sale of the policies. We pay commissions to TCI which are passed through to selling firms. (See below). We also pay TCI an “override” that is a percentage of total commissions paid on sales of our policies which is not passed through to the selling firms and we may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the policies. TCI markets the policies through bank affiliated firms, national brokerage firms, regional and independent broker-dealers and independent financial planners.

We have discontinued new sales of the policies. You may, however, continue to make premium payments to fund your policy pursuant to its terms, and exercise all other rights and options under your policy - such as reallocating your policy value among investment options, making surrenders (full or partial), and making changes of ownership of your policy.

Compensation to Broker-Dealers Who Sold the Policies. The policies have been offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the policies. We pay ongoing commissions through TCI to the selling firms for their past sales of the policies.

A limited number of affiliated and unaffiliated broker-dealers were paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at the selling firms. We also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to the policies that have already been purchased.

The selling firms that have selling agreements with us and TCI were paid commissions for the promotion and sale of the policies according to one or more schedules. The amount and timing of commissions varies depending on the selling agreement, but the maximum commission is 8.65% of premium payment (additional amounts may be paid as overrides to wholesalers).

To the extent permitted by Financial Industry Regulatory Authority (FINRA) rules, Western Reserve, Transamerica Financial Advisors, Inc. (TFA) and other affliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives that may be based, in part on premiums paid after the initial premium. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below.

The sales representative who sold you the policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may continue to receive in connection with your policy. Also inquire about any ongoing revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

You should be aware that a selling firm or its sales representatives may have received different compensation or incentives for selling one product over another. In some cases, these differences may have created an incentive for the selling firm or its sales representatives to have recommended or sold this policy to you.

Special Compensation For Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Western Reserve’s main distribution channel is TFA, an affiliate, who sell Western Reserve products.

Western Reserve covers the cost of TFA’s various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and computer systems, that are provided directly to TFA. These facilities and services are necessary for TFA’s administration and operation, and Western Reserve is compensated by TFA for these expenses based on TFA’s usage. In addition, Western Reserve and other affiliates pay for certain sales expenses of TFA, including the costs of preparing and producing prospectuses and sales promotional materials for the policy.

TFA pays its branch managers a portion of the commissions received from Western Reserve for the sale of the policies. Sales representatives receive a portion of the commissions for their sales of policies in accordance with TFA’s internal compensation programs.

Sales representatives and their managers at TFA may receive, directly or indirectly, additional cash benefits and non-cash compensation or reimbursements from us or our affiliates. Additional compensation or reimbursement arrangements may include payments in connection with TFA’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments, loans, loan guaranties, or loan forgiveness to assist a firm or a representative in connection with systems, operating, marketing and other business expenses. The amounts may be significant and may provide us with increased access to the sales representatives.

In addition, TFA’s managers and/or sales representatives who meet certain productivity standards may be eligible for additional compensation. Sales of the policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain cash and non-cash benefits, and may provide such persons with special incentive to sell our policies. For example, TFA’s registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of Aegon N.V. (Western Reserve’s ultimate parent) by allocating a portion of the commissions they earn to purchase such shares. A portion of the contributions of commissions by TFA’s representatives may be matched by TFA.

TFA’s registered representatives may also be eligible to participate in a stock option and award plan. Registered representatives who meet certain production goals will be issued options on the stock of Aegon N.V.

Additional Compensation that We, TCI and/or our Affiliates Pay to Selected Selling Firms. We may continue to pay certain selling firms additional cash amounts for “preferred product” treatment of the policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. These special compensation arrangements are not offered to all selling firms, and the terms of such arrangements may differ between selling firms.

Special compensation arrangements are calculated in different ways by different selling firms and may be based on past sales of the Policies or other criteria.

Overrides we paid on certain products to our affiliates, TFA and Life Investors Financial Group, in 2013.

No specific charge is assessed directly to Policy owners or the separate account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the policy and other corporate revenue.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms

The Policy - General Provisions

Certain Federal Income Tax Consequences

Investment Experience

Performance

Historical Performance Data

Published Ratings

State Regulation of Western Reserve Life Assurance Co. of Ohio

Administration

Records and Reports

Distribution of the Policies

Voting Rights

Other Products

Custody of Assets

Independent Registered Public Accounting Firm

Other Information

Financial Statements*

Appendix A - Condensed Financial Information

*	Not included in the refiled Statement of Additional Information dated May, 1 2014.

APPENDIX

UNDERLYING FUND PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

Please Note: The Company reserves the right to change investment choices made by purchasers of the Living Benefits Rider as we deem necessary to support the guarantees under this rider.

SUBACCOUNT(1)	UNDERLYING FUND PORTFOLIO	ADVISOR/SUBADVISOR
ACCESS ONE TRUST
Access VP High Yield FundSM	Access VP High Yield FundSM	ProFund Advisors LLC
Investment Objective: To correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B	AllianceBernstein Balanced Wealth Strategy Portfolio - Class B	AllianceBernstein L.P.
Investment Objective: Maximize total return consistent with the Adviser’s determination of reasonable risk.
FIDELITY ® VARIABLE INSURANCE PRODUCTS FUND
Fidelity ® VIP Index 500 Portfolio – Service Class 2	Fidelity ® VIP Index 500 Portfolio – Service Class 2	Fidelity Management & Research Company and Geode Capital Management, LLC as subadviser
Investment Objective: Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500 ® Index.
PROFUNDS
ProFund VP Asia 30	ProFund VP Asia 30	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Asia 30 Index.
ProFund VP Basic Materials	ProFund VP Basic Materials	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Basic MaterialsSM.
ProFund VP Bull	ProFund VP Bull	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500 ® Index.
ProFund VP Consumer Services	ProFund VP Consumer Services	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Consumer ServicesSM Index.
ProFund VP Emerging Markets	ProFund VP Emerging Markets	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of The Bank of New York Mellon Emerging Markets 50 ADR ® Index.
ProFund VP Europe 30	ProFund VP Europe 30	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index.
ProFund VP Falling US Dollar	ProFund VP Falling US Dollar	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the basket of currencies included in the U.S. Dollar Index
ProFund VP Financials	ProFund VP Financials	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. FinancialsSM Index.
ProFund VP International	ProFund VP International	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Morgan Stanley Capital International Europe Australasia Far East (“MSCI EAFE”) Index.
ProFund VP Japan	ProFund VP Japan	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Nikkei 225 Stock Average.
ProFund VP Mid-Cap	ProFund VP Mid-Cap	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the S&P MidCap 400 ® .
ProFund VP Money Market (2)	ProFund VP Money Market (2)	ProFund Advisors LLC
Investment Objective: Seeks a high level of current income consistent with liquidity and preservation of capital.
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the NASDAQ-100 Index.

UNDERLYING FUND PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS — (CONTINUED)

SUBACCOUNT(1)	UNDERLYING FUND PORTFOLIO	ADVISOR/SUBADVISOR
ProFund VP Oil & Gas	ProFund VP Oil & Gas	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Oil and GasSM Index.
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. PharmaceuticalsSM Index.
ProFund VP Precious Metals	ProFund VP Precious Metals	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones Precious MetalsSM Index.
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of The Bank of New York Mellon Emerging Markets 50 ADR ® Index.
ProFund VP Short International	ProFund VP Short International	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of Morgan Stanley Capital International Europe Australasia Far East (“MSCI EAFE”) Index.
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of the NASDAQ-100 ® Index.
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of Russell 2000 ® Index.
ProFund VP Small-Cap	ProFund VP Small-Cap	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Russell 2000 ® Index.
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the S&P SmallCap 600 ® Value Index.
ProFund VP Telecommunications	ProFund VP Telecommunications	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. TelecommunicationsSM Index.
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to twice (200%) of the daily performance of the Russell 2000 ® Index.
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Russell 2000 ® Index.
ProFund VP Utilities	ProFund VP Utilities	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to one and one quarter (125%) the movement of the most recently issued 30-Year U.S. Treasury Bond.
TRANSAMERICA SERIES TRUST
TA Aegon High Yield Bond - Service Class	Transamerica Aegon High Yield Bond VP – Service Class	Aegon USA Investment Management, LLC
Investment Objective: High level of current income by investing in high-yield debt securities.
TA Aegon Money Market - Service Class(2)	Transamerica Aegon Money Market VP – Service Class(2)	Aegon USA Investment Management, LLC
Investment Objective: Invests in high quality, U.S. dollar-denominated short-term money market instruments.
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	Transamerica Aegon Active Asset Allocation - Moderate VP - Service Class	Aegon USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	Transamerica Aegon Active Asset Allocation - Conservative VP - Service Class	Aegon USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.

UNDERLYING FUND PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS — (CONTINUED)

SUBACCOUNT(1)	UNDERLYING FUND PORTFOLIO	ADVISOR/SUBADVISOR
TA Aegon Tactical Vanguard ETF - Growth - Service Class	Transamerica Aegon Active Asset Allocation - Moderate Growth VP - Service Class	Aegon USA Investment Management, LLC
Investment Objective: Capital appreciation with current income as secondary objective.
TA Aegon U.S. Government Securities - Service Class	Transamerica Aegon U.S. Government Securities VP – Service Class	Aegon USA Investment Management, LLC
Investment Objective: High level of total return as is consistent with prudent investment strategies.
TA AllianceBernstein Dynamic Allocation - Service Class	Transamerica AllianceBernstein Dynamic Allocation VP - Service Class	Alliance Bernstein L.P.
Investment Objective: Capital appreciation and current income.
TA Asset Allocation - Conservative - Service Class	Transamerica Asset Allocation - Conservative VP – Service Class	Aegon USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA Asset Allocation - Growth - Service Class	Transamerica Asset Allocation - Growth VP – Service Class	Aegon USA Investment Management, LLC
Investment Objective: Long-term capital appreciation.
TA Asset Allocation - Moderate - Service Class	Transamerica Asset Allocation - Moderate VP – Service Class	Aegon USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.
TA Asset Allocation - Moderate Growth - Service Class	Transamerica Asset Allocation - Moderate Growth VP – Service Class	Transamerica Asset Management, Inc.
Investment Objective: Capital appreciation with current income as a secondary objective.
TA Barrow Hanley Dividend Focused - Service Class	Transamerica Barrow Hanley Dividend Focused VP – Service Class	Barrow, Hanley, Mewhinney, & Strauss, LLC
Investment Objective: Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.
TA BlackRock Tactical Allocation - Service Class(3)	Transamerica BlackRock Tactical Allocation VP - Service Class(3)	BlackRock Financial Management, Inc.
Investment Objective: Capital appreciation with current income as secondary objective.
TA Clarion Global Real Estate Securities - Service Class	Transamerica Clarion Global Real Estate Securities VP – Service Class	CBRE Clarion Securities, LLC
Investment Objective: Long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.
TA International Moderate Growth - Service Class	Transamerica International Moderate Growth VP – Service Class	Aegon USA Investment Management, LLC
Investment Objective: Capital appreciation with current income as a secondary objective.
TA JPMorgan Core Bond - Service Class	Transamerica JPMorgan Core Bond VP - Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Total return, consisting of current income and capital appreciation.
TA JPMorgan Enhanced Index - Service Class	Transamerica JPMorgan Enhanced Index VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Earn a total return modestly in excess of the total return performance of the Standard & Poor’s 500 Index (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500 Index.
TA JPMorgan Tactical Allocation - Service Class	Transamerica JPMorgan Tactical Allocation VP - Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Current income and preservation of capital.
TA Janus Balanced - Service Class	Transamerica Janus Balanced VP – Service Class	Janus Capital Management LLC
Investment Objective: Long-term capital growth, consistent with preservation of capital and balanced by current income.

UNDERLYING FUND PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS — (CONTINUED)

SUBACCOUNT(1)	UNDERLYING FUND PORTFOLIO	ADVISOR/SUBADVISOR
TA Jennison Growth - Service Class	Transamerica Jennison Growth VP– Service Class	Jennison Associates LLC
Investment Objective: Long-term growth of capital.
TA Legg Mason Dynamic Allocation - Balanced - Service Class	Transamerica Legg Mason Dynamic Allocation - Balanced VP - Service Class	Legg Mason Global Asset Allocation, LLC
Investment Objective:Seeks capital appreciation and income.
TA Legg Mason Dynamic Allocation - Growth - Service Class	Transamerica Legg Mason Dynamic Allocation - Growth VP - Service Class	Legg Mason Global Asset Allocation, LLC
Investment Objective: Seeks capital appreciation and income.
TA MFS International Equity - Service Class	Transamerica MFS International Equity VP – Service Class	MFS ® Investment Management
Investment Objective: Long-term capital appreciation.
TA Market Participation Strategy - Service Class	Transamerica Market Participation Strategy VP - Service Class	Quantitative Management Associates LLC
Investment Objective: Seeks capital appreciation.
TA Morgan Stanley Capital Growth - Service Class	Transamerica Morgan Stanley Capital Growth VP – Service Class	Morgan Stanley Investment Management Inc.
Investment Objective: Maximize long-term growth.
TA Morgan Stanley Mid Cap Growth - Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP – Service Class	Morgan Stanley Investment Management Inc.
Investment Objective: Capital appreciation.
TA Multi-Managed Balanced - Service Class	Transamerica Multi-Managed Balanced VP – Service Class	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC
Investment Objective: High total investment return through investments in a broadly diversified portfolio of stock, bonds and money market instruments.
TA PIMCO Tactical - Balanced - Service Class	Transamerica PIMCO Tactical – Balanced VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Seeks a combination of capital appreciation and income.
TA PIMCO Tactical - Conservative - Service Class	Transamerica PIMCO Tactical – Conservative VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Seeks a combination of capital appreciation and income.
TA PIMCO Tactical - Growth - Service Class	Transamerica PIMCO Tactical – Growth VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Seeks a combination of capital appreciation and income.
TA PIMCO Total Return - Service Class	Transamerica PIMCO Total Return VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum total return consistent with preservation of capital and prudent investment management.
TA Systematic Small Mid Cap Value - Service Class	Transamerica Systematic Small/Mid Cap Value VP – Service Class	Systematic Financial Management L.P.
Investment Objective: Maximize total return.
TA T. Rowe Price Small Cap - Service Class	Transamerica T. Rowe Price Small Cap VP – Service Class	T. Rowe Price Associates, Inc.
Investment Objective: Long-term growth of capital by investing primarily in common stocks of small growth companies.
TA Vanguard ETF - Aggressive Growth - Service Class	Transamerica Vanguard ETF Portfolio - Aggressive Growth VP - Service Class	Aegon USA Investment Management, LLC
Investment Objective: Long-term capital appreciation.
TA Vanguard ETF - Balanced - Service Class	Transamerica Vanguard ETF Portfolio - Balanced VP - Service Class	Aegon USA Investment Management, LLC
Investment Objective: Balance capital appreciation and income.
TA Vanguard ETF - Conservative - Service Class	Transamerica Vanguard ETF Portfolio - Conservative VP - Service Class	Aegon USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA Vanguard ETF - Growth - Service Class	Transamerica Vanguard ETF Portfolio - Growth VP - Service Class	Aegon USA Investment Management, LLC

UNDERLYING FUND PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS — (CONTINUED)

SUBACCOUNT(1)	UNDERLYING FUND PORTFOLIO	ADVISOR/SUBADVISOR
Investment Objective: Capital appreciation as a primary objective and income as a secondary objective.
TA WMC Diversified Growth - Service Class	Transamerica WMC Diversified Growth VP – Service Class	Wellington Management Company, LLP
Investment Objective: Maximize long-term growth.

(1)	Some subaccounts may be available for certain policies and may not be available for all policies. You should work with your registered representative to decide which subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs; financial objectives; investment goals; time horizons; and risk tolerance.
(2)	There can be no assurance that the Transamerica AEGON Money Market VP - Service Class portfolio or the ProFund Money Market VP portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of policy charges, the yield on the TA AEGON Money Market - Service Class subaccount or the ProFund Money Market VP subaccount may become extremely low and possibly negative.
(3)	Effective on or about May 1, 2014, Transamerica Hanlon Income VP merged into Transamerica BlackRock Tactical Allocation VP.

Certain subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any subaccount at any time. In some cases, a subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a subaccount, please contact your financial intermediary or our Administrative Office.

CLOSED INVESTMENT OPTIONS:

Effective open of business September 17, 2012, the following subaccount is closed to new investments:

SUBACCOUNT	UNDERLYING FUND PORTFOLIO	ADVISOR/SUBADVISOR
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Founding Funds Allocation VIP Fund - Class 4(1)	Franklin Founding Funds Allocation VIP Fund - Class 4(1)	Franklin Templeton Services, LLC
Investment Objective: Capital appreciation with a secondary goal of income.

(1)	Effective on or about May 1, 2014, Franklin Templeton VIP Founding Funds Allocation Fund was renamed Franklin Founding Funds Allocation Fund.

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit value information for accumulation units outstanding for policies with the highest total separate account expenses and policies with the lowest total separate account expenses (excluding any applicable fund facilitation fees) available on December 31, 2013. Should the total separate account expense applicable to your policy fall between the highest and lowest charges, AND you wish to see a copy of the Condensed Financial Information applicable to your policy, such information is contained in the SAI. You can obtain a copy of the SAI FREE OF CHARGE by contacting us at:

calling:	1-800-851-9777
writing:	Western Reserve Life Assurance Co. of Ohio
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.406273	$1.514603	0.000
Subaccount Inception Date September 6, 2007	2012	$1.258849	$1.406273	0
	2011	$1.251501	$1.258849	0
	2010	$1.098521	$1.251501	0
	2009	$0.959798	$1.098521	0
	2008	$1.028245	$0.959798	0
	2007	$1.000000	$1.028245	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.391388	$1.580665	0.000
Subaccount Inception Date November 10, 2008	2012	$1.256225	$1.391388	0
	2011	$1.326218	$1.256225	0
	2010	$1.230654	$1.326218	0
	2009	$1.012092	$1.230654	0
	2008	$1.000000	$1.012092	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.223024	$1.579326	0.000
Subaccount Inception Date January 12, 2004	2012	$1.080544	$1.223024	0
	2011	$1.084376	$1.080544	0
	2010	$0.965473	$1.084376	0
	2009	$0.780861	$0.965473	0
	2008	$1.269439	$0.780861	0
	2007	$1.232995	$1.269439	1,163
	2006	$1.091009	$1.232995	0
	2005	$1.065846	$1.091009	0
	2004	$1.000000	$1.065846	9,207
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.466827	$1.773400	0.000
Subaccount Inception Date November 10, 2008	2012	$1.303046	$1.466827	0
	2011	$1.355619	$1.303046	3,090
	2010	$1.257960	$1.355619	3,119
	2009	$0.989426	$1.257960	0
	2008	$1.000000	$0.989426	0
ProFund VP Asia 30	2013	$0.763351	$0.859165	0.000
Subaccount Inception Date September 6, 2007	2012	$0.675328	$0.763351	0
	2011	$0.944944	$0.675328	0
	2010	$0.847396	$0.944944	0
	2009	$0.561360	$0.847396	0
	2008	$1.166180	$0.561360	8,028
	2007	$1.000000	$1.166180	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Basic Materials	2013	$0.928241	$1.076191	0.000
Subaccount Inception Date September 6, 2007	2012	$0.874124	$0.928241	0
	2011	$1.064896	$0.874124	0
	2010	$0.838715	$1.064896	0
	2009	$0.527647	$0.838715	0
	2008	$1.109701	$0.527647	0
	2007	$1.000000	$1.109701	0
ProFund VP Bull	2013	$0.851928	$1.082174	0.000
Subaccount Inception Date June 21, 2007	2012	$0.764191	$0.851928	0
	2011	$0.780583	$0.764191	0
	2010	$0.708272	$0.780583	0
	2009	$0.581850	$0.708272	0
	2008	$0.953648	$0.581850	0
	2007	$1.000000	$0.953648	0
ProFund VP Consumer Services	2013	$1.152209	$1.577673	0.000
Subaccount Inception Date September 6, 2007	2012	$0.964042	$1.152209	0
	2011	$0.933413	$0.964042	0
	2010	$0.785465	$0.933413	0
	2009	$0.613396	$0.785465	0
	2008	$0.913248	$0.613396	0
	2007	$1.000000	$0.913248	0
ProFund VP Emerging Markets	2013	$0.783158	$0.717428	0.000
Subaccount Inception Date September 6, 2007	2012	$0.750756	$0.783158	0
	2011	$0.955070	$0.750756	0
	2010	$0.888770	$0.955070	0
	2009	$0.559189	$0.888770	0
	2008	$1.144697	$0.559189	0
	2007	$1.000000	$1.144697	0
ProFund VP Europe 30	2013	$0.745589	$0.887818	0.000
Subaccount Inception Date September 6, 2007	2012	$0.653280	$0.745589	0
	2011	$0.732383	$0.653280	0
	2010	$0.728925	$0.732383	0
	2009	$0.562841	$0.728925	0
	2008	$1.026865	$0.562841	0
	2007	$1.000000	$1.026865	0
ProFund VP Falling US Dollar	2013	$0.874615	$0.838983	0.000
Subaccount Inception Date September 6, 2007	2012	$0.900461	$0.874615	0
	2011	$0.945525	$0.900461	0
	2010	$0.991504	$0.945525	0
	2009	$0.980322	$0.991504	0
	2008	$1.055447	$0.980322	0
	2007	$1.000000	$1.055447	0
ProFund VP Financials	2013	$0.525504	$0.679470	0.000
Subaccount Inception Date September 6, 2007	2012	$0.430411	$0.525504	0
	2011	$0.510236	$0.430411	0
	2010	$0.469849	$0.510236	0
	2009	$0.417323	$0.469849	0
	2008	$0.862062	$0.417323	0
	2007	$1.000000	$0.862062	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP International	2013	$0.672212	$0.786346	0.000
Subaccount Inception Date September 6, 2007	2012	$0.592352	$0.672212	0
	2011	$0.706370	$0.592352	0
	2010	$0.669316	$0.706370	0
	2009	$0.548531	$0.669316	0
	2008	$1.007921	$0.548531	0
	2007	$1.000000	$1.007921	0
ProFund VP Japan	2013	$0.500045	$0.725656	0.000
Subaccount Inception Date September 6, 2007	2012	$0.415501	$0.500045	0
	2011	$0.521017	$0.415501	0
	2010	$0.569417	$0.521017	0
	2009	$0.527204	$0.569417	0
	2008	$0.910459	$0.527204	0
	2007	$1.000000	$0.910459	0
ProFund VP Mid-Cap	2013	$0.983858	$1.259718	0.000
Subaccount Inception Date September 6, 2007	2012	$0.869927	$0.983858	0
	2011	$0.927392	$0.869927	0
	2010	$0.763677	$0.927392	0
	2009	$0.587088	$0.763677	0
	2008	$0.973154	$0.587088	0
	2007	$1.000000	$0.973154	0
ProFund VP Money Market	2013	$0.914054	$0.894989	0.000
Subaccount Inception Date June 21, 2007	2012	$0.933636	$0.914054	0
	2011	$0.953466	$0.933636	0
	2010	$0.973768	$0.953466	0
	2009	$0.994394	$0.973768	0
	2008	$1.007387	$0.994394	0
	2007	$1.000000	$1.007387	0
ProFund VP NASDAQ-100	2013	$1.160352	$1.525279	0.000
Subaccount Inception Date June 21, 2007	2012	$1.019881	$1.160352	0
	2011	$1.026815	$1.019881	0
	2010	$0.887035	$1.026815	0
	2009	$0.596082	$0.887035	0
	2008	$1.058754	$0.596082	0
	2007	$1.000000	$1.058754	0
ProFund VP Oil & Gas	2013	$0.882846	$1.072300	0.000
Subaccount Inception Date September 6, 2007	2012	$0.876529	$0.882846	0
	2011	$0.875668	$0.876529	0
	2010	$0.759572	$0.875668	0
	2009	$0.671793	$0.759572	0
	2008	$1.088496	$0.671793	0
	2007	$1.000000	$1.088496	0
ProFund VP Pharmaceuticals	2013	$1.100952	$1.418658	0.000
Subaccount Inception Date September 6, 2007	2012	$1.005543	$1.100952	0
	2011	$0.884437	$1.005543	0
	2010	$0.899171	$0.884437	0
	2009	$0.785740	$0.899171	0
	2008	$0.997231	$0.785740	0
	2007	$1.000000	$0.997231	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Precious Metals	2013	$0.908322	$0.551777	0.000
Subaccount Inception Date September 6, 2007	2012	$1.085918	$0.908322	0
	2011	$1.373066	$1.085918	0
	2010	$1.055125	$1.373066	0
	2009	$0.796458	$1.055125	0
	2008	$1.175140	$0.796458	0
	2007	$1.000000	$1.175140	0
ProFund VP Short Emerging Markets	2013	$0.393474	$0.384303	0.000
Subaccount Inception Date September 6, 2007	2012	$0.462286	$0.393474	0
	2011	$0.426711	$0.462286	0
	2010	$0.534313	$0.426711	0
	2009	$1.064291	$0.534313	0
	2008	$0.822242	$1.064291	0
	2007	$1.000000	$0.822242	0
ProFund VP Short International	2013	$0.589164	$0.455590	0.000
Subaccount Inception Date September 6, 2007	2012	$0.753851	$0.589164	0
	2011	$0.756382	$0.753851	0
	2010	$0.905776	$0.756382	0
	2009	$1.327147	$0.905776	0
	2008	$0.980805	$1.327147	0
	2007	$1.000000	$0.980805	0
ProFund VP Short NASDAQ-100	2013	$0.439645	$0.303838	0.000
Subaccount Inception Date September 6, 2007	2012	$0.553120	$0.439645	0
	2011	$0.631102	$0.553120	0
	2010	$0.817971	$0.631102	0
	2009	$1.408137	$0.817971	0
	2008	$0.970869	$1.408137	0
	2007	$1.000000	$0.970869	0
ProFund VP Short Small-Cap	2013	$0.425997	$0.286688	0.000
Subaccount Inception Date June 21, 2007	2012	$0.537044	$0.425997	0
	2011	$0.603410	$0.537044	0
	2010	$0.867489	$0.603410	0
	2009	$1.310365	$0.867489	0
	2008	$1.078809	$1.310365	0
	2007	$1.000000	$1.078809	0
ProFund VP Small-Cap	2013	$0.892755	$1.198945	0.000
Subaccount Inception Date June 21, 2007	2012	$0.794826	$0.892755	0
	2011	$0.860555	$0.794826	0
	2010	$0.704425	$0.860555	0
	2009	$0.570771	$0.704425	0
	2008	$0.902669	$0.570771	0
	2007	$1.000000	$0.902669	0
ProFund VP Small-Cap Value	2013	$0.932593	$1.256931	0.000
Subaccount Inception Date September 6, 2007	2012	$0.820218	$0.932593	0
	2011	$0.873672	$0.820218	0
	2010	$0.730891	$0.873672	0
	2009	$0.620102	$0.730891	0
	2008	$0.913929	$0.620102	0
	2007	$1.000000	$0.913929	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Telecommunications	2013	$0.826900	$0.907190	0.000
Subaccount Inception Date September 6, 2007	2012	$0.725007	$0.826900	0
	2011	$0.726988	$0.725007	0
	2010	$0.641912	$0.726988	0
	2009	$0.610986	$0.641912	0
	2008	$0.951773	$0.610986	0
	2007	$1.000000	$0.951773	0
ProFund VP UltraSmall-Cap	2013	$0.588046	$1.074573	0.000
Subaccount Inception Date September 6, 2007	2012	$0.463844	$0.588046	0
	2011	$0.583749	$0.463844	0
	2010	$0.401692	$0.583749	0
	2009	$0.292726	$0.401692	0
	2008	$0.884450	$0.292726	0
	2007	$1.000000	$0.884450	0
ProFund VP U.S. Government Plus	2013	$1.562575	$1.237327	0.000
Subaccount Inception Date September 6, 2007	2012	$1.580941	$1.562575	0
	2011	$1.125166	$1.580941	0
	2010	$1.043758	$1.125166	0
	2009	$1.582372	$1.043758	0
	2008	$1.079358	$1.582372	0
	2007	$1.000000	$1.079358	0
ProFund VP Utilities	2013	$0.921987	$1.022744	0.000
Subaccount Inception Date September 6, 2007	2012	$0.940586	$0.921987	0
	2011	$0.817614	$0.940586	0
	2010	$0.788283	$0.817614	0
	2009	$0.727172	$0.788283	0
	2008	$1.071923	$0.727172	0
	2007	$1.000000	$1.071923	0
TA Aegon High Yield Bond - Service Class	2013	$1.528105	$1.590604	0.000
Subaccount Inception Date January 12, 2004	2012	$1.333148	$1.528105	0
	2011	$1.302643	$1.333148	0
	2010	$1.186292	$1.302643	0
	2009	$0.825140	$1.186292	0
	2008	$1.130922	$0.825140	0
	2007	$1.135744	$1.130922	0
	2006	$1.048749	$1.135744	0
	2005	$1.055385	$1.048749	0
	2004	$1.000000	$1.055385	0
TA Aegon Money Market - Service Class	2013	$0.955372	$0.935312	0.000
Subaccount Inception Date January 12, 2004	2012	$0.975988	$0.955372	0
	2011	$0.996872	$0.975988	40,265
	2010	$1.018251	$0.996872	40,647
	2009	$1.040021	$1.018251	60,825
	2008	$1.039945	$1.040021	76,717
	2007	$1.014082	$1.039945	0
	2006	$0.991496	$1.014082	1,458
	2005	$0.986822	$0.991496	1,377
	2004	$1.000000	$0.986822	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.015345	$1.104454	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.015345	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.050298	$1.100898	0.000
Subaccount Inception Date December 9, 2011	2012	$1.004866	$1.050298	0
	2011	$0.000000	$1.004866	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.073184	$1.224019	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988136	$1.073184	0
	2011	$0.000000	$0.988136	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.228820	$1.173037	0.000
Subaccount Inception Date January 12, 2004	2012	$1.197133	$1.228820	0
	2011	$1.139760	$1.197133	4,661
	2010	$1.117090	$1.139760	4,705
	2009	$1.095137	$1.117090	4,750
	2008	$1.041517	$1.095137	4,793
	2007	$1.005871	$1.041517	0
	2006	$0.996944	$1.005871	0
	2005	$0.998533	$0.996944	0
	2004	$1.000000	$0.998533	0
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.228820	$1.173037	0.000
Subaccount Inception Date January 12, 2004	2012	$1.197133	$1.228820	0
	2011	$1.139760	$1.197133	0
	2010	$1.117090	$1.139760	0
	2009	$1.095137	$1.117090	29,895
	2008	$1.041517	$1.095137	36,715
	2007	$1.005871	$1.041517	0
	2006	$0.996944	$1.005871	0
	2005	$1.000000	$0.996944	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.183134	$1.238002	0.000
Subaccount Inception Date January 12, 2004	2012	$1.142493	$1.183134	0
	2011	$1.147895	$1.142493	0
	2010	$1.074255	$1.147895	0
	2009	$0.836617	$1.074255	0
	2008	$1.356590	$0.836617	0
	2007	$1.171638	$1.356590	2,203
	2006	$1.081561	$1.171638	2,218
	2005	$1.066963	$1.081561	2,253
	2004	$1.000000	$1.066963	2,195
TA Asset Allocation - Conservative - Service Class	2013	$1.258742	$1.344279	0.000
Subaccount Inception Date January 12, 2004	2012	$1.199616	$1.258742	0
	2011	$1.197129	$1.199616	0
	2010	$1.124923	$1.197129	0
	2009	$0.919985	$1.124923	0
	2008	$1.195769	$0.919985	221,256
	2007	$1.150874	$1.195769	222,480
	2006	$1.077074	$1.150874	223,710
	2005	$1.047686	$1.077074	224,948
	2004	$1.000000	$1.047686	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Growth - Service Class	2013	$1.207599	$1.494157	0.000
Subaccount Inception Date January 12, 2004	2012	$1.097686	$1.207599	0
	2011	$1.188966	$1.097686	0
	2010	$1.059340	$1.188966	0
	2009	$0.835330	$1.059340	0
	2008	$1.416539	$0.835330	1,170
	2007	$1.345767	$1.416539	221,881
	2006	$1.192441	$1.345767	231,567
	2005	$1.088240	$1.192441	230,921
	2004	$1.000000	$1.088240	189,843
TA Asset Allocation - Moderate - Service Class	2013	$1.294563	$1.435014	0.000
Subaccount Inception Date January 12, 2004	2012	$1.212106	$1.294563	0
	2011	$1.234505	$1.212106	3,358
	2010	$1.144970	$1.234505	3,390
	2009	$0.926794	$1.144970	42,481
	2008	$1.282832	$0.926794	45,169
	2007	$1.216483	$1.282832	97,938
	2006	$1.117290	$1.216483	98,197
	2005	$1.065294	$1.117290	54,973
	2004	$1.000000	$1.065294	52,510
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.273149	$1.483703	0.000
Subaccount Inception Date January 12, 2004	2012	$1.178414	$1.273149	0
	2011	$1.231734	$1.178414	11,196
	2010	$1.119357	$1.231734	11,303
	2009	$0.894203	$1.119357	73,862
	2008	$1.361874	$0.894203	74,620
	2007	$1.293548	$1.361874	69,211
	2006	$1.163732	$1.293548	69,288
	2005	$1.083498	$1.163732	69,370
	2004	$1.000000	$1.083498	142,308
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.276367	$1.623439	0.000
Subaccount Inception Date January 12, 2004	2012	$1.169776	$1.276367	0
	2011	$1.166224	$1.169776	0
	2010	$1.081516	$1.166224	0
	2009	$0.971541	$1.081516	0
	2008	$1.505275	$0.971541	0
	2007	$1.473739	$1.505275	13,724
	2006	$1.290803	$1.473739	31,283
	2005	$1.139257	$1.290803	28,941
	2004	$1.000000	$1.139257	1,608
TA Clarion Global Real Estate Securities - Service Class	2013	$1.708885	$1.734942	0.000
Subaccount Inception Date January 12, 2004	2012	$1.396891	$1.708885	0
	2011	$1.518102	$1.396891	0
	2010	$1.344944	$1.518102	0
	2009	$1.032939	$1.344944	0
	2008	$1.835126	$1.032939	0
	2007	$2.013912	$1.835126	11,143
	2006	$1.449514	$2.013912	52,020
	2005	$1.308141	$1.449514	24,961
	2004	$1.000000	$1.308141	59

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Hanlon Income - Service Class(3)	2013	$1.003216	$1.010926	0.000
Subaccount Inception Date November 19, 2009	2012	$0.990534	$1.003216	0
	2011	$0.982979	$0.990534	0
	2010	$1.002928	$0.982979	0
	2009	$0.999942	$1.002928	0
TA International Moderate Growth - Service Class	2013	$0.925351	$1.018790	0.000
Subaccount Inception Date May 1, 2006	2012	$0.840438	$0.925351	0
	2011	$0.928429	$0.840438	9,893
	2010	$0.860268	$0.928429	9,987
	2009	$0.679492	$0.860268	10,081
	2008	$1.090028	$0.679492	4,879
	2007	$1.026410	$1.090028	0
	2006	$1.000000	$1.026410	0
TA Janus Balanced - Service Class	2013	$0.956003	$1.113878	0.000
Subaccount Inception Date November 19, 2009	2012	$0.868145	$0.956003	0
	2011	$0.994274	$0.868145	0
	2010	$0.985097	$0.994274	0
	2009	$0.986557	$0.985097	0
TA Jennison Growth - Service Class	2013	$1.147335	$1.542145	0.000
Subaccount Inception Date April 29, 2010	2012	$1.015629	$1.147335	0
	2011	$1.045494	$1.015629	0
	2010	$0.000000	$1.045494	0
TA JPMorgan Core Bond - Service Class	2013	$1.344136	$1.287826	0.000
Subaccount Inception Date January 12, 2004	2012	$1.310863	$1.344136	0
	2011	$1.248565	$1.310863	0
	2010	$1.181000	$1.248565	0
	2009	$1.102912	$1.181000	0
	2008	$1.070470	$1.102912	0
	2007	$1.025765	$1.070470	0
	2006	$1.011061	$1.025765	0
	2005	$1.011824	$1.011061	0
	2004	$1.000000	$1.011824	0
TA JPMorgan Enhanced Index - Service Class	2013	$1.207170	$1.561526	0.000
Subaccount Inception Date January 12, 2004	2012	$1.062286	$1.207170	0
	2011	$1.079957	$1.062286	0
	2010	$0.960504	$1.079957	0
	2009	$0.758725	$0.960504	0
	2008	$1.240601	$0.758725	0
	2007	$1.215139	$1.240601	1,459
	2006	$1.079630	$1.215139	1,469
	2005	$1.068598	$1.079630	6,462
	2004	$1.000000	$1.068598	1,455
TA JPMorgan Tactical Allocation - Service Class	2013	$1.031007	$1.062703	0.000
Subaccount Inception Date January 12, 2004	2012	$0.980096	$1.031007	0
	2011	$0.967770	$0.980096	0
	2010	$0.992719	$0.967770	0
	2009	$0.975597	$0.992719	0
	2008	$1.045224	$0.975597	0
	2007	$1.075322	$1.045224	11,497
	2006	$1.071874	$1.075322	11,562
	2005	$1.045464	$1.071874	13,099
	2004	$1.000000	$1.045464	3,101

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.004616	$1.075675	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.004616	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$0.999685	$1.131395	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$0.999685	0
TA Market Participation Strategy - Service Class	2013	$0.987937	$1.105396	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.987937	0
TA MFS International Equity - Service Class	2013	$0.925788	$1.067339	0.000
Subaccount Inception Date May 1, 2007	2012	$0.776043	$0.925788	0
	2011	$0.882929	$0.776043	0
	2010	$0.817640	$0.882929	0
	2009	$0.631608	$0.817640	0
	2008	$1.001011	$0.631608	0
	2007	$1.000000	$1.001011	0
TA Morgan Stanley Capital Growth - Service Class	2013	$1.191192	$1.724540	0.000
Subaccount Inception Date January 12, 2004	2012	$1.056328	$1.191192	0
	2011	$1.147722	$1.056328	0
	2010	$0.922505	$1.147722	0
	2009	$0.738706	$0.922505	0
	2008	$1.189197	$0.738706	0
	2007	$1.205695	$1.189197	1,227
	2006	$1.041089	$1.205695	1,235
	2005	$1.024427	$1.041089	9,637
	2004	$1.000000	$1.024427	4,850
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.432400	$1.946738	0.000
Subaccount Inception Date January 12, 2004	2012	$1.345307	$1.432400	0
	2011	$1.476301	$1.345307	0
	2010	$1.128928	$1.476301	0
	2009	$0.720204	$1.128928	0
	2008	$1.373698	$0.720204	0
	2007	$1.148073	$1.373698	1,953
	2006	$1.070067	$1.148073	1,897
	2005	$1.018533	$1.070067	1,514
	2004	$1.000000	$1.018533	1,519
TA Multi-Managed Balanced - Service Class	2013	$1.472806	$1.697795	0.000
Subaccount Inception Date January 12, 2004	2012	$1.338683	$1.472806	0
	2011	$1.317954	$1.338683	0
	2010	$1.086724	$1.317954	0
	2009	$0.881468	$1.086724	0
	2008	$1.335547	$0.881468	0
	2007	$1.203448	$1.335547	2,490
	2006	$1.130448	$1.203448	2,413
	2005	$1.071240	$1.130448	1,928
	2004	$1.000000	$1.071240	1,932
TA PIMCO Tactical - Balanced - Service Class	2013	$0.900943	$0.986468	0.000
Subaccount Inception Date November 19, 2009	2012	$0.911464	$0.900943	0
	2011	$0.963867	$0.911464	0
	2010	$1.019905	$0.963867	0
	2009	$0.998145	$1.019905	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Tactical - Conservative - Service Class	2013	$0.881399	$0.933223	0.000
Subaccount Inception Date November 19, 2009	2012	$0.886923	$0.881399	0
	2011	$0.978988	$0.886923	0
	2010	$1.021652	$0.978988	0
	2009	$0.997251	$1.021652	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.846045	$0.967421	0.000
Subaccount Inception Date November 19, 2009	2012	$0.858399	$0.846045	0
	2011	$0.992054	$0.858399	0
	2010	$1.020574	$0.992054	0
	2009	$0.996383	$1.020574	0
TA PIMCO Total Return - Service Class	2013	$1.341426	$1.276874	0.000
Subaccount Inception Date January 12, 2004	2012	$1.276905	$1.341426	0
	2011	$1.231056	$1.276905	8,043
	2010	$1.175967	$1.231056	8,119
	2009	$1.037788	$1.175967	8,196
	2008	$1.093790	$1.037788	4,656
	2007	$1.027020	$1.093790	0
	2006	$1.009682	$1.027020	0
	2005	$1.010797	$1.009682	0
	2004	$1.000000	$1.010797	0
TA Systematic Small Mid Cap Value - Service Class	2013	$1.934372	$2.576106	0.000
Subaccount Inception Date May 1, 2004	2012	$1.702992	$1.934372	0
	2011	$1.790725	$1.702992	0
	2010	$1.406519	$1.790725	0
	2009	$1.005424	$1.406519	35,471
	2008	$1.742427	$1.005424	94,944
	2007	$1.431040	$1.742427	115,558
	2006	$1.240690	$1.431040	54,834
	2005	$1.118916	$1.240690	27,593
	2004	$1.000000	$1.118916	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.510310	$2.124643	0.000
Subaccount Inception Date January 12, 2004	2012	$1.336899	$1.510310	0
	2011	$1.345227	$1.336899	0
	2010	$1.025008	$1.345227	0
	2009	$0.756911	$1.025008	0
	2008	$1.215900	$0.756911	0
	2007	$1.136762	$1.215900	9,507
	2006	$1.123612	$1.136762	9,559
	2005	$1.039589	$1.123612	24,628
	2004	$1.000000	$1.039589	3,788
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.230226	$1.530377	0.000
Subaccount Inception Date November 19, 2009	2012	$1.078183	$1.230226	0
	2011	$1.146248	$1.078183	0
	2010	$1.023437	$1.146248	0
	2009	$0.999942	$1.023437	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.060992	$1.157401	0.000
Subaccount Inception Date May 1, 2008	2012	$0.999957	$1.060992	0
	2011	$1.006651	$0.999957	0
	2010	$0.928956	$1.006651	0
	2009	$0.814316	$0.928956	0
	2008	$1.000000	$0.814316	0

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Vanguard ETF - Conservative - Service Class	2013	$1.126394	$1.185061	0.000
Subaccount Inception Date November 19, 2009	2012	$1.079305	$1.126394	0
	2011	$1.068541	$1.079305	3,843
	2010	$0.997500	$1.068541	3,879
	2009	$0.999942	$0.997500	0
TA Vanguard ETF - Growth - Service Class	2013	$1.013286	$1.178251	0.000
Subaccount Inception Date May 1, 2008	2012	$0.927966	$1.013286	0
	2011	$0.958745	$0.927966	9,488
	2010	$0.866647	$0.958745	9,578
	2009	$0.718684	$0.866647	5,169
	2008	$1.000000	$0.718684	0
TA WMC Diversified Growth - Service Class	2013	$1.225013	$1.584590	0.000
Subaccount Inception Date January 12, 2004	2012	$1.108874	$1.225013	0
	2011	$1.1789969	$1.108874	0
	2010	$1.025127	$1.178999	0
	2009	$0.812400	$1.025127	0
	2008	$1.541951	$0.812400	0
	2007	$1.357490	$1.541951	965
	2006	$1.279356	$1.357490	49,064
	2005	$1.123845	$1.279356	5,704
	2004	$1.000000	$1.123845	989

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.474115	$1.601776	221,331.876
Subaccount Inception Date September 6, 2007	2012	$1.307897	$1.474115	228,057
	2011	$1.288829	$1.307897	405,894
	2010	$1.121335	$1.288829	441,633
	2009	$0.971112	$1.121335	2,014,855
	2008	$1.031187	$0.971112	2,581,435
	2007	$1.000000	$1.031187	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.443222	$1.654100	210,164.830
Subaccount Inception Date November 10, 2008	2012	$1.291502	$1.443222	184,492
	2011	$1.351492	$1.291502	192,926
	2010	$1.243091	$1.351492	204,158
	2009	$1.013344	$1.243091	244,935
	2008	$1.000000	$1.013344	0
Fidelity ® VIP Index 500 Portfolio - Service Class 2	2013	$1.324155	$1.725119	2,201,582.023
Subaccount Inception Date January 12, 2004	2012	$1.159538	$1.324155	2,088,838
	2011	$1.153421	$1.159538	1,705,668
	2010	$1.071906	$1.153421	2,008,075
	2009	$0.816018	$1.017906	1,965,013
	2008	$1.314839	$0.816018	1,464,748
	2007	$1.265780	$1.314839	1,171,464
	2006	$1.110169	$1.265780	773,524
	2005	$1.075035	$1.110169	702,915
	2004	$1.000000	$1.075035	382,634

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.521487	$1.855818	331,538.641
Subaccount Inception Date November 10, 2008	2012	$1.339660	$1.521487	336,808
	2011	$1.381473	$1.339660	367,387
	2010	$1.270689	$1.381473	397,173
	2009	$0.990648	$1.270689	382,637
	2008	$1.000000	$0.990648	208,139
ProFund VP Asia 30	2013	$0.800267	$0.908728	400,779.532
Subaccount Inception Date September 6, 2007	2012	$0.701708	$0.800267	417,511
	2011	$0.973197	$0.701708	322,804
	2010	$0.865066	$0.973197	524,218
	2009	$0.568013	$0.865066	1,049,044
	2008	$1.169526	$0.568013	212,811
	2007	$1.000000	$1.169526	288,851
ProFund VP Basic Materials	2013	$0.973102	$1.138238	119,609.887
Subaccount Inception Date September 6, 2007	2012	$0.908253	$0.973102	143,541
	2011	$1.096729	$0.908253	335,270
	2010	$0.856179	$1.096729	499,955
	2009	$0.533888	$0.856179	857,842
	2008	$1.112879	$0.533888	382,888
	2007	$1.000000	$1.112879	842,640
ProFund VP Bull	2013	$0.894706	$1.146615	221,335.911
Subaccount Inception Date June 21, 2007	2012	$0.795470	$0.894706	164,701
	2011	$0.805386	$0.795470	287,200
	2010	$0.724345	$0.805386	1,153,911
	2009	$0.589809	$0.724345	2,125,316
	2008	$0.958122	$0.589809	211,856
	2007	$1.000000	$0.958122	138,272
ProFund VP Consumer Services	2013	$1.207876	$1.668594	51,300.246
Subaccount Inception Date September 6, 2007	2012	$1.001669	$1.207876	20,376
	2011	$0.961312	$1.001669	74,783
	2010	$0.801823	$0.961312	97,926
	2009	$0.620653	$0.801823	7,840
	2008	$0.915866	$0.620653	756
	2007	$1.000000	$0.915866	0
ProFund VP Emerging Markets	2013	$0.821051	$0.758821	339,203.958
Subaccount Inception Date September 6, 2007	2012	$0.780111	$0.821051	875,923
	2011	$0.983661	$0.780111	549,159
	2010	$0.907315	$0.983661	1,978,622
	2009	$0.565820	$0.907315	1,537,458
	2008	$1.147982	$0.565820	239,872
	2007	$1.000000	$1.147982	91,400
ProFund VP Europe 30	2013	$0.781615	$0.938992	5,957.181
Subaccount Inception Date September 6, 2007	2012	$0.678785	$0.781615	411,887
	2011	$0.754274	$0.678785	8,020
	2010	$0.744107	$0.754274	15,590
	2009	$0.569495	$0.744107	97,662
	2008	$1.029815	$0.569495	10,721
	2007	$1.000000	$1.029815	1,187,307

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Falling US Dollar	2013	$0.916826	$0.887300	28,617.467
Subaccount Inception Date September 6, 2007	2012	$0.935558	$0.916826	158,388
	2011	$0.973759	$0.935558	91,820
	2010	$1.012123	$0.973759	88,464
	2009	$0.991895	$1.012123	116,465
	2008	$1.058469	$0.991895	62,681
	2007	$1.000000	$1.058469	18,740
ProFund VP Financials	2013	$0.550953	$0.718705	246,674.941
Subaccount Inception Date September 6, 2007	2012	$0.447260	$0.550953	30,540
	2011	$0.525537	$0.447260	181,411
	2010	$0.479671	$0.525537	167,793
	2009	$0.422279	$0.479671	303,789
	2008	$0.864541	$0.422279	344,881
	2007	$1.000000	$0.864541	2,573
ProFund VP International	2013	$0.704705	$0.831687	369,752.845
Subaccount Inception Date September 6, 2007	2012	$0.615484	$0.704705	261,676
	2011	$0.727485	$0.615484	259,691
	2010	$0.683262	$0.727485	1,064,335
	2009	$0.555013	$0.683262	1,321,653
	2008	$1.010814	$0.555013	102,857
	2007	$1.000000	$1.010814	65,581
ProFund VP Japan	2013	$0.524228	$0.767516	793,100.988
Subaccount Inception Date September 6, 2007	2012	$0.431731	$0.524228	264,392
	2011	$0.536602	$0.431731	161,124
	2010	$0.581286	$0.536602	379,393
	2009	$0.533450	$0.581286	683,516
	2008	$0.913075	$0.533450	4,825
	2007	$1.000000	$0.913075	45,859
ProFund VP Mid-Cap	2013	$1.031397	$1.332335	270,749.810
Subaccount Inception Date September 6, 2007	2012	$0.903887	$1.031397	261,847
	2011	$0.955120	$0.903887	386,421
	2010	$0.779583	$0.955120	154,247
	2009	$0.594038	$0.779583	457,573
	2008	$0.975945	$0.594038	179,947
	2007	$1.000000	$0.975945	0
ProFund VP Money Market	2013	$0.959950	$0.948280	956,549.192
Subaccount Inception Date June 21, 2007	2012	$0.971777	$0.959950	1,037,556
	2011	$0.983747	$0.971777	1,485,073
	2010	$0.995824	$0.983747	2,016,957
	2009	$1.007962	$0.995824	3,643,672
	2008	$1.012111	$1.007962	9,062,041
	2007	$1.000000	$1.012111	7,426,750
ProFund VP NASDAQ-100	2013	$1.218600	$1.616075	116,374.553
Subaccount Inception Date June 21, 2007	2012	$1.061595	$1.218600	135,043
	2011	$1.059422	$1.061595	406,280
	2010	$0.907150	$1.059422	64,147
	2009	$0.604236	$0.907150	39,919
	2008	$1.063719	$0.604236	311,304
	2007	$1.000000	$1.063719	51,137

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Oil & Gas	2013	$0.925508	$1.134113	218,022.249
Subaccount Inception Date September 6, 2007	2012	$0.910747	$0.925508	342,487
	2011	$0.901861	$0.910747	573,061
	2010	$0.775399	$0.901861	1,257,252
	2009	$0.679741	$0.775399	1,176,034
	2008	$1.091613	$0.679741	926,455
	2007	$1.000000	$1.091613	307,483
ProFund VP Pharmaceuticals	2013	$1.154092	$1.500340	48,122.482
Subaccount Inception Date September 6, 2007	2012	$1.044740	$1.154092	25,748
	2011	$0.910845	$1.044740	81,873
	2010	$0.917860	$0.910845	11,878
	2009	$0.795015	$0.917860	35,954
	2008	$1.000086	$0.795015	104,014
	2007	$1.000000	$1.000086	0
ProFund VP Precious Metals	2013	$0.952241	$0.583608	198,301.403
Subaccount Inception Date September 6, 2007	2012	$1.128344	$0.952241	474,150
	2011	$1.414152	$1.128344	565,890
	2010	$1.077132	$1.414152	687,242
	2009	$0.805899	$1.077132	623,819
	2008	$1.178522	$0.805899	481,357
	2007	$1.000000	$1.178522	54,506
ProFund VP Short Emerging Markets	2013	$0.412497	$0.406464	17,244.266
Subaccount Inception Date September 6, 2007	2012	$0.480343	$0.412497	22,522
	2011	$0.439474	$0.480343	42,942
	2010	$0.545435	$0.439474	60,543
	2009	$1.076853	$0.545435	57,774
	2008	$0.824593	$1.076853	91,631
	2007	$1.000000	$0.824593	0
ProFund VP Short International	2013	$0.617627	$0.481853	24,195.468
Subaccount Inception Date September 6, 2007	2012	$0.783257	$0.617627	31,757
	2011	$0.778993	$0.783257	17,340
	2010	$0.924617	$0.778993	27,122
	2009	$1.342812	$0.924617	48,016
	2008	$0.983612	$1.342812	151,606
	2007	$1.000000	$0.983612	16,120
ProFund VP Short NASDAQ-100	2013	$0.460888	$0.321349	181,729.289
Subaccount Inception Date September 6, 2007	2012	$0.574699	$0.460888	74,934
	2011	$0.649954	$0.574699	41,118
	2010	$0.834974	$0.649954	40,907
	2009	$1.424720	$0.834974	40,870
	2008	$0.973637	$1.424720	127,728
	2007	$1.000000	$0.973637	14,232
ProFund VP Short Small-Cap	2013	$0.447384	$0.303775	41,067.132
Subaccount Inception Date June 21, 2007	2012	$0.559005	$0.447384	44,091
	2011	$0.622574	$0.559005	34,475
	2010	$0.877140	$0.622574	39,548
	2009	$1.328218	$0.887140	29,070
	2008	$1.083859	$1.328218	45,742
	2007	$1.000000	$1.083859	13,154

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Small-Cap	2013	$0.937603	$1.270367	228,844.050
Subaccount Inception Date June 21, 2007	2012	$0.827356	$0.937603	129,994
	2011	$0.887899	$0.827356	163,979
	2010	$0.720411	$0.887899	98,804
	2009	$0.578583	$0.720411	46,922
	2008	$0.906913	$0.578583	5,946
	2007	$1.000000	$0.906913	8,258
ProFund VP Small-Cap Value	2013	$0.977667	$1.329389	296,890.683
Subaccount Inception Date September 6, 2007	2012	$0.852241	$0.977667	310,406
	2011	$0.899795	$0.852241	199,763
	2010	$0.746137	$0.899795	4,933
	2009	$0.627447	$0.746137	123,972
	2008	$0.916559	$0.627447	192,472
	2007	$1.000000	$0.916559	20,893
ProFund VP Telecommunications	2013	$0.866807	$0.959430	2,232.659
Subaccount Inception Date September 6, 2007	2012	$0.753277	$0.866807	0
	2011	$0.748692	$0.753277	0
	2010	$0.655268	$0.748692	0
	2009	$0.618208	$0.655268	0
	2008	$0.954517	$0.618208	1,170
	2007	$1.000000	$0.954517	1,170
ProFund VP UltraSmall-Cap	2013	$0.616492	$1.136545	94,927.452
Subaccount Inception Date September 6, 2007	2012	$0.481978	$0.616492	273,655
	2011	$0.601225	$0.481978	533,798
	2010	$0.410092	$0.601225	523,490
	2009	$0.296207	$0.410092	86,391
	2008	$0.887004	$0.296207	51,388
	2007	$1.000000	$0.887004	0
ProFund VP U.S. Government Plus	2013	$1.637938	$1.308554	21,283.161
Subaccount Inception Date September 6, 2007	2012	$1.642527	$1.637938	280,192
	2011	$1.158751	$1.642527	152,475
	2010	$1.065458	$1.158751	270,648
	2009	$1.601015	$1.065458	217,807
	2008	$1.082444	$1.601015	408,948
	2007	$1.000000	$1.082444	595,500
ProFund VP Utilities	2013	$0.966521	$1.081680	105,154.127
Subaccount Inception Date September 6, 2007	2012	$0.977292	$0.966521	119,216
	2011	$0.842042	$0.977292	274,258
	2010	$0.804692	$0.842042	540,184
	2009	$0.735767	$0.804692	532,225
	2008	$1.074995	$0.735767	430,863
	2007	$1.000000	$1.074995	1,362,559
TA Aegon High Yield Bond - Service Class	2013	$1.654386	$1.737357	704,887.665
Subaccount Inception Date January 12, 2004	2012	$1.430544	$1.654386	1,273,570
	2011	$1.385541	$1.430544	1,750,932
	2010	$1.250662	$1.385541	2,371,251
	2009	$0.862263	$1.250662	2,394,617
	2008	$1.171341	$0.862263	302,315
	2007	$1.165918	$1.171341	494,975
	2006	$1.067163	$1.165918	1,546,606
	2005	$1.064471	$1.067163	285,552
	2004	$1.000000	$1.064471	280,788

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Aegon Money Market - Service Class	2013	$1.034383	$1.021635	4,449,750.063
Subaccount Inception Date January 12, 2004	2012	$1.047274	$1.034383	4,956,942
	2011	$1.060336	$1.047274	5,341,317
	2010	$1.086807	$1.060336	5,559,088
	2009	$1.077129	$1.073504	7,115,831
	2008	$1.060336	$1.086807	12,819,367
	2007	$1.041050	$1.077129	3,860,358
	2006	$1.008922	$1.041050	2,299,227
	2005	$0.995342	$1.008922	3,530,333
	2004	$1.000000	$0.995342	3,399,298
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.021367	$1.120885	288,431.224
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.021367	72,732
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.060225	$1.121184	84,019.276
Subaccount Inception Date December 9, 2011	2012	$1.005379	$1.060225	156,365
	2011	$0.000000	$1.005379	70,841
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.083331	$1.246566	349,183.948
Subaccount Inception Date December 12, 2011	2012	$0.988642	$1.083331	563,451
	2011	$0.000000	$0.988642	817,314
TA Aegon U.S. Government Securities - Service Class	2013	$1.330409	$1.281317	1,122,927.816
Subaccount Inception Date January 12, 2004	2012	$1.284635	$1.330409	1,216,064
	2011	$1.212326	$1.284635	1,523,426
	2010	$1.177734	$1.212326	2,025,780
	2009	$1.144422	$1.177734	3,275,827
	2008	$1.078770	$1.144422	3,687,242
	2007	$1.032619	$1.078770	574,423
	2006	$1.014459	$1.032619	385,218
	2005	$1.007147	$1.014459	384,076
	2004	$1.000000	$1.007147	525,455
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.330409	$1.281317	2,733,983.736
Subaccount Inception Date January 12, 2004	2012	$1.284635	$1.330409	10,607,979
	2011	$1.212326	$1.284635	18,293,268
	2010	$1.177734	$1.212326	11,370,248
	2009	$1.144422	$1.177734	22,528,930
	2008	$1.078770	$1.144422	39,589,434
	2007	$1.032619	$1.078770	1,112,969
	2006	$1.014459	$1.032619	28,050
	2005	$1.007147	$1.014459	10,986
	2004	$1.000000	$1.007147	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.280942	$1.352255	170,595.907
Subaccount Inception Date January 12, 2004	2012	$1.225976	$1.280942	230,561
	2011	$1.220941	$1.225976	349,720
	2010	$1.132561	$1.220941	545,165
	2009	$0.874260	$1.132561	419,572
	2008	$1.405090	$0.874260	288,654
	2007	$1.202787	$1.405090	530,552
	2006	$1.100560	$1.202787	530,249
	2005	$1.076169	$1.100560	505,776
	2004	$1.000000	$1.076169	213,495

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Conservative - Service Class	2013	$1.362798	$1.468338	7,689,238.720
Subaccount Inception Date January 12, 2004	2012	$1.287289	$1.362798	10,257,282
	2011	$1.273329	$1.287289	12,285,752
	2010	$1.185987	$1.273329	14,337,557
	2009	$0.961384	$1.185987	15,502,489
	2008	$1.238522	$0.961384	14,037,704
	2007	$1.181464	$1.238522	14,733,665
	2006	$1.095988	$1.181464	14,430,621
	2005	$1.056719	$1.095988	12,235,089
	2004	$1.000000	$1.056719	7,503,001
TA Asset Allocation - Growth - Service Class	2013	$1.307466	$1.632087	10,811,892.751
Subaccount Inception Date January 12, 2004	2012	$1.177930	$1.307466	10,238,734
	2011	$1.264654	$1.177930	11,696,908
	2010	$1.116857	$1.264654	15,181,274
	2009	$0.872926	$1.116857	15,927,880
	2008	$1.467189	$0.872926	17,511,200
	2007	$1.381527	$1.467189	26,847,935
	2006	$1.213363	$1.381527	25,275,163
	2005	$1.097614	$1.213363	20,537,855
	2004	$1.000000	$1.097614	10,035,215
TA Asset Allocation - Moderate - Service Class	2013	$1.401568	$1.567448	19,729,685.644
Subaccount Inception Date January 12, 2004	2012	$1.300675	$1.401568	22,836,776
	2011	$1.313064	$1.300675	25,710,804
	2010	$1.207111	$1.313064	30,569,400
	2009	$0.968489	$1.207111	33,189,185
	2008	$1.328693	$0.968489	31,000,297
	2007	$1.248802	$1.328693	44,798,869
	2006	$1.136894	$1.248802	44,855,307
	2005	$1.074467	$1.136894	38,446,637
	2004	$1.000000	$1.074467	22,424,620
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.378382	$1.620602	43,320,557.801
Subaccount Inception Date January 12, 2004	2012	$1.264525	$1.378382	46,154,269
	2011	$1.310122	$1.264525	48,152,656
	2010	$1.180114	$1.310122	57,562,132
	2009	$0.934434	$1.180114	61,642,497
	2008	$1.410558	$0.934434	55,363,989
	2007	$1.327918	$1.410558	74,341,269
	2006	$1.184151	$1.327918	66,333,637
	2005	$1.092831	$1.184151	45,633,076
	2004	$1.000000	$1.092831	18,940,718
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.381944	$1.773358	1,834,005.498
Subaccount Inception Date January 12, 2004	2012	$1.255325	$1.381944	2,181,404
	2011	$1.240502	$1.255325	2,553,954
	2010	$1.140256	$1.240502	2,614,543
	2009	$1.015281	$1.140256	1,791,254
	2008	$1.559110	$1.015281	1,200,379
	2007	$1.512915	$1.559110	1,811,798
	2006	$1.313474	$1.512915	2,342,337
	2005	$1.149081	$1.313474	1,053,249
	2004	$1.000000	$1.149081	180,932

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Clarion Global Real Estate Securities - Service Class	2013	$1.850162	$1.895088	658,309.150
Subaccount Inception Date January 12, 2004	2012	$1.498986	$1.850162	796,458
	2011	$1.614717	$1.498986	974,947
	2010	$1.417950	$1.614717	1,216,468
	2009	$1.079416	$1.417950	1,350,507
	2008	$1.900683	$1.079416	1,418,373
	2007	$2.067380	$1.900683	2,679,802
	2006	$1.474943	$2.067380	3,805,594
	2005	$1.319407	$1.474943	2,790,656
	2004	$1.000000	$1.319407	1,226,832
TA Hanlon Income - Service Class(3)	2013	$1.031280	$1.048457	677,136.581
Subaccount Inception Date November 19, 2009	2012	$1.009231	$1.031280	1,411,159
	2011	$0.992741	$1.009231	1,682,508
	2010	$0.999966	$0.992741	1,885,538
	2009	$0.988719	$1.003976	868,893
TA International Moderate Growth - Service Class	2013	$0.981688	$1.090423	4,564,544.862
Subaccount Inception Date May 1, 2006	2012	$0.883713	$0.981688	4,529,489
	2011	$0.967652	$0.883713	5,183,058
	2010	$0.888717	$0.967652	6,082,627
	2009	$0.695766	$0.888717	6,096,936
	2008	$1.106246	$0.695766	5,478,470
	2007	$1.032458	$1.106246	3,391,652
	2006	$1.000000	$1.032458	1,315,507
TA Janus Balanced - Service Class	2013	$0.982791	$1.155268	182,140.687
Subaccount Inception Date November 19, 2009	2012	$0.884565	$0.982791	313,521
	2011	$1.004166	$0.884565	472,186
	2010	$0.986128	$1.004166	398,239
	2009	$0.986582	$0.986128	150,599
TA Jennison Growth - Service Class	2013	$1.174851	$1.593152	637,753.602
Subaccount Inception Date April 29, 2010	2012	$1.030779	$1.174851	502,931
	2011	$1.051746	$1.030779	842,570
	2010	$1.000000	$1.051746	525,851
TA JPMorgan Core Bond - Service Class	2013	$1.455279	$1.406710	1,452,290.590
Subaccount Inception Date January 12, 2004	2012	$1.406679	$1.455279	1,951,440
	2011	$1.328057	$1.406679	1,849,625
	2010	$1.245121	$1.328057	1,469,967
	2009	$1.152552	$1.245121	2,539,400
	2008	$1.108765	$1.152552	1,864,431
	2007	$1.053040	$1.108765	960,657
	2006	$1.028816	$1.053043	1,134,018
	2005	$1.020550	$1.028816	790,305
	2004	$1.000000	$1.020550	578,796
TA JPMorgan Enhanced Index - Service Class	2013	$1.306956	$1.705616	329,222.515
Subaccount Inception Date January 12, 2004	2012	$1.139915	$1.306956	422,921
	2011	$1.148696	$1.139915	671,681
	2010	$1.012639	$1.148696	651,573
	2009	$0.792868	$1.012639	666,162
	2008	$1.284944	$0.792868	571,446
	2007	$1.247416	$1.284944	1,167,784
	2006	$1.098576	$1.247416	796,705
	2005	$1.077814	$1.098576	1,054,002
	2004	$1.000000	$1.077814	1,591,931

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Tactical Allocation - Service Class	2013	$1.116248	$1.160798	1,203,328.480
Subaccount Inception Date January 12, 2004	2012	$1.051731	$1.116248	1,579,756
	2011	$1.029388	$1.051731	1,711,382
	2010	$1.046616	$1.029388	1,705,440
	2009	$1.019485	$1.046616	2,148,782
	2008	$1.082598	$1.019485	2,270,517
	2007	$1.038970	$1.082598	3,722,063
	2006	$1.090700	$1.103897	4,817,706
	2005	$1.054486	$1.090700	5,230,056
	2004	$1.000000	$1.054486	2,845,832
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.005610	$1.091668	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.005610	7,285
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.010575	$1.148224	7,239.396
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.010575	0
TA Market Participation Strategy - Service Class	2013	$0.990454	$1.118056	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.990454	0
TA MFS International Equity - Service Class	2013	$0.973474	$1.132291	570,312.870
Subaccount Inception Date May 1, 2007	2012	$0.808799	$0.973474	844,244
	2011	$0.912098	$0.808799	394,834
	2010	$0.837217	$0.912098	559,169
	2009	$0.641028	$0.837217	678,811
	2008	$1.006958	$0.641028	529,812
	2007	$1.000000	$1.006958	583,903
TA Morgan Stanley Capital Growth - Service Class	2013	$1.289660	$1.883676	618,197.936
Subaccount Inception Date January 12, 2004	2012	$1.133526	$1.289660	514,894
	2011	$1.220767	$1.133526	666,117
	2010	$0.972590	$1.220767	735,092
	2009	$0.771946	$0.972590	586,987
	2008	$1.231692	$0.771946	674,328
	2007	$1.237717	$1.231692	1,178,963
	2006	$1.059368	$1.237717	1,211,730
	2005	$1.033259	$1.059368	1,239,124
	2004	$1.000000	$1.033259	1,141,234
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.550846	$2.126418	1,117,901.065
Subaccount Inception Date January 12, 2004	2012	$1.443654	$1.550846	1,088,609
	2011	$1.570290	$1.443654	1,772,609
	2010	$1.190239	$1.570290	1,187,442
	2009	$0.752635	$1.190239	1,002,759
	2008	$1.422831	$0.752635	932,011
	2007	$1.178603	$1.422831	1,235,573
	2006	$1.088865	$1.178603	1,142,007
	2005	$1.027325	$1.088865	914,108
	2004	$1.000000	$1.027325	846,034

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Multi-Managed Balanced - Service Class	2013	$1.594619	$1.854567	2,366,405.134
Subaccount Inception Date January 12, 2004	2012	$1.436567	$1.594619	2,447,210
	2011	$1.401893	$1.436567	1,651,397
	2010	$1.145766	$1.401893	1,523,341
	2009	$0.921155	$1.145766	978,220
	2008	$1.383300	$0.921155	725,686
	2007	$1.235435	$1.383300	775,121
	2006	$1.150301	$1.235435	643,570
	2005	$1.080469	$1.150301	441,236
	2004	$1.000000	$1.080469	426,075
TA PIMCO Tactical - Balanced - Service Class	2013	$0.926172	$1.023106	47,795.754
Subaccount Inception Date November 19, 2009	2012	$0.928682	$0.926172	42,119
	2011	$0.973440	$0.928682	59,974
	2010	$1.020966	$0.973440	71,396
	2009	$0.998169	$1.020966	45,886
TA PIMCO Tactical - Conservative - Service Class	2013	$0.906072	$0.967874	91,301.107
Subaccount Inception Date November 19, 2009	2012	$0.903681	$0.906072	200,887
	2011	$0.988719	$0.903681	223,822
	2010	$1.022718	$0.988719	214,130
	2009	$0.997275	$1.022718	47,837
TA PIMCO Tactical - Growth - Service Class	2013	$0.869734	$1.003354	61,935.462
Subaccount Inception Date November 19, 2009	2012	$0.874623	$0.869734	85,138
	2011	$1.001907	$0.874623	323,710
	2010	$1.021637	$1.001907	332,226
	2009	$0.996407	$1.021637	199,805
TA PIMCO Total Return - Service Class	2013	$1.452362	$1.394769	3,008,733.158
Subaccount Inception Date January 12, 2004	2012	$1.370261	$1.452362	4,211,713
	2011	$1.309459	$1.370261	3,671,385
	2010	$1.239836	$1.309459	4,579,432
	2009	$1.084505	$1.239836	4,443,066
	2008	$1.132924	$1.084505	1,948,494
	2007	$1.054338	$1.132924	1,535,592
	2006	$1.027433	$1.054338	1,379,971
	2005	$1.019517	$1.027433	1,409,730
	2004	$1.000000	$1.019517	647,922
TA Systematic Small Mid Cap Value - Service Class	2013	$2.088615	$2.806218	2,012,992.038
Subaccount Inception Date May 1, 2004	2012	$1.822494	$2.088615	1,238,405
	2011	$1.899527	$1.822494	1,506,730
	2010	$1.478853	$1.899527	1,852,836
	2009	$1.047827	$1.478853	1,964,794
	2008	$1.799817	$1.047827	1,674,005
	2007	$1.465093	$1.799817	2,852,907
	2006	$1.259050	$1.465093	1,606,608
	2005	$1.125499	$1.259050	1,612,485
	2004	$1.000000	$1.125499	280,786

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA T. Rowe Price Small Cap - Service Class	2013	$1.635162	$2.320709	820,413.450
Subaccount Inception Date January 12, 2004	2012	$1.434603	$1.635162	562,194
	2011	$1.430843	$1.434603	554,126
	2010	$1.080651	$1.430843	1,094,480
	2009	$0.790971	$1.080651	872,475
	2008	$1.259355	$0.790971	790,910
	2007	$1.166953	$1.259355	831,582
	2006	$1.143320	$1.166953	1,396,740
	2005	$1.048551	$1.143320	2,664,103
	2004	$1.000000	$1.048551	424,410
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.264668	$1.587193	1,738.183
Subaccount Inception Date November 19, 2009	2012	$1.098560	$1.264668	4,321
	2011	$1.157637	$1.098560	5,178
	2010	$1.024505	$1.157637	0
	2009	$0.999966	$1.024505	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.105780	$1.216975	142,856.944
Subaccount Inception Date May 1, 2008	2012	$1.032943	$1.105780	289,436
	2011	$1.030714	$1.032943	56,618
	2010	$0.942791	$1.030714	87,451
	2009	$0.819159	$0.942791	99,721
	2008	$1.000000	$0.819159	2,879
TA Vanguard ETF - Conservative - Service Class	2013	$1.157932	$1.229059	80,222.512
Subaccount Inception Date November 19, 2009	2012	$1.099705	$1.157932	135,531
	2011	$1.079160	$1.099705	0
	2010	$0.998540	$1.079160	0
	2009	$0.999966	$0.998540	0
TA Vanguard ETF - Growth - Service Class	2013	$1.056043	$1.238886	1,046,392.037
Subaccount Inception Date May 1, 2008	2012	$0.958559	$1.056043	784,805
	2011	$0.981646	$0.958559	937,445
	2010	$0.879543	$0.981646	989,659
	2009	$0.722951	$0.879543	744,138
	2008	$1.000000	$0.722951	571,628
TA WMC Diversified Growth - Service Class	2013	$1.326303	$1.730856	2,228,223.236
Subaccount Inception Date January 12, 2004	2012	$1.189919	$1.326303	2,308,819
	2011	$1.254035	$1.189919	2,808,294
	2010	$1.080773	$1.254035	2,590,586
	2009	$0.848962	$1.080773	2,979,820
	2008	$1.597073	$0.848962	2,886,962
	2007	$1.393568	$1.597073	4,966,750
	2006	$1.301820	$1.393568	5,004,670
	2005	$1.133532	$1.301820	3,094,460
	2004	$1.000000	$1.133532	2,090,656

(1)	The beginning and ending AUV for this fund also reflects a 0.20% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.
(2)	The beginning and ending AUV for this fund also reflects a 0.15% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.
(3)	Effective on or about May 1, 2014, Transamerica Hanlon Income VP merged into Transamerica BlackRock Tactical Allocation VP.

CONDENSED FINANCIAL INFORMATION — (Continued)

Transamerica BlackRock Tactical Allocation VP had not commenced operations as of December 31, 2013, therefore, comparable data is not available.

APPENDIX

EXCESS INTEREST ADJUSTMENT EXAMPLES

Surrenders (full and partial), transfers, and amounts applied to an annuity option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment (“EIA”). At the time you request a surrender, if the guaranteed interest rate set by the Company has risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if the guaranteed interest rate set by us has fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial surrenders and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S	=	Gross amount being surrendered that is subject to the excess interest adjustment
G	=	Guaranteed interest rate in effect for the policy
M	=	Number of months remaining in the current option period, rounded up to the next higher whole number of months.
C	=

Current guaranteed interest rate then being offered on new

premiums for the next longer option period than “M”. If

this policy form or such an option period is no longer offered,

“C” will be the U.S. Treasury rate for the next longer maturity

(in whole years) than “M” on the 25th day of the previous

calendar month, plus up to 2% (the amount of the

“adjustment” will be based on an actuarial risk based analysis considering a number of financial criteria including the

prevailing interest rate environment).

*	=	multiplication

The following examples are for illustrative purposes only and are calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal. In the following examples ^ denotes exponentiation. Please note the exponentiation represents the compounding of the interest rate.

Excess Interest Adjustment Examples — (Continued)

Example 1 (Full Surrender, rates increase by 3%):

Single premium payment:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .085
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.085) * (42/12)
= -5,250.00, but excess interest adjustment cannot cause the adjusted policy value to fall below the excess interest adjustment floor, so the adjustment is limited to 51,129.21 - 54,181.21 = -3,052.00
Adjusted policy value	= policy value + excess interest adjustment = 54,181.21 + (-3,052.00) = 51,129.21
Upon full surrender of the policy, the net surrender value (adjusted policy value less any surrender charge) will never be less than that required by the non-forfeiture laws of your state.

Excess Interest Adjustment Examples — (Continued)

Example 2 (Full Surrender, rates decrease by 1%):

Single premium payment:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .045
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.045) * (42/12) = 1,750.00
Adjusted policy value	= 54,181.21 + 1,750.00 = 55,931.21
Upon full surrender of the policy, the net surrender value will never by less than that required by the non-forfeiture laws of your state. For the purpose of these illustrations no surrender charges are assumed.

On a partial surrender, the Company will pay the policyholder the full amount of surrender requested (as long as the policy value is sufficient). Amounts surrendered will reduce the policy value by an amount equal to:

R - E + SC

R	=	the requested partial surrender;
E	=	the excess interest adjustment; and
SC	=	the surrender charges on (EPW - E); where
EPW	=	the excess partial withdrawal amount.

Excess Interest Adjustment Examples — (Continued)

Example 3 (Partial Surrender, rates increase by 1%):

Single premium payment:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .065
M = 42
Excess interest adjustment	= 15,818.79 * (.055 - .065) * (42/12) = -553.66
Remaining policy value at middle of policy year 2	= 54,181.21 - (R - E + surrender charge) = 54,181.21 - (20,000.00 - (-553.66) + 0.00) = 33,627.55

Example 4 (Partial Surrender, rates decrease by 1%):

Single premium payment:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .045
M = 42
Excess interest adjustment	= 15,818.79 * (.055 - .045) * (42/12) = 553.66
Remaining policy value at middle of policy year 2	= 54,181.21 - (R - E + surrender charge) = 54,181.21 - (20,000.00 – 553.66 + 0.00) = 34,734.87

APPENDIX

DEATH BENEFIT

Adjusted Partial Surrender. If you make a partial surrender (withdrawal), then your guaranteed minimum death benefit is reduced by an amount called the adjusted partial surrender. The amount of the reduction depends on the relationship between your death benefit and policy value. The adjusted partial surrender is equal to (1) multiplied by (2) divided by (3), where:

(1)	is the amount of the gross partial surrender;
(2)	is the value of the current death proceeds immediately prior to the gross partial surrender;
(3)	is the policy value immediately prior to the gross partial surrender.

The following examples describe the effect of a surrender on the guaranteed minimum death benefit and policy value.

Example 1 (Assumed Facts for Example)

Current guaranteed minimum death benefit before surrender	$75,000
Current policy value before surrender	$50,000
Current death proceeds	$75,000
Remaining guaranteed minimum death benefit adjustment free amount	$0
Total Gross Partial Surrender	$15,494
Adjusted partial surrender = 15,494 * 75,000 / 50,000	$23,241
New guaranteed minimum death benefit (after surrender) = 75,000 – 23,241	$51,759
New policy value (after surrender) = 50,000 - 15,494	$34,506

Summary:

Reduction in guaranteed minimum death benefit	= $23,241
Reduction in policy value	= $15,494

* This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

** The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the surrender.

Death Benefit — (Continued)

Example 2 (Assumed Facts for Example)

Current guaranteed minimum death benefit before surrender	$50,000
Current policy value before surrender	$75,000
Current death proceeds	$75,000
Remaining guaranteed minimum death benefit adjustment free surrender amount	$0
Total Gross Partial Surrender	$15,556
Adjusted partial surrender = 15,556 * 75,000 / 75,000	$15,556
New guaranteed minimum death benefit (after surrender) = 50,000 - 15,556	$34,444
New policy value (after surrender) = 75,000 - 15,556	$59,444

Summary:

Reduction in guaranteed minimum death benefit	= $15,556
Reduction in policy value	= $15,556

* This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

** The guaranteed minimum death benefit and policy value are reduced by the same amount because the policy value was higher than the guaranteed minimum death benefit just prior to the surrender.

Death Benefit — (Continued)

Hypothetical Example

In this example, certain death benefit values at various points in time are depicted based on hypothetical assumed rates of performance. This example is for illustrative purposes only and assumes a single $100,000 premium payment by a sole owner and annuitant who is age 50. It further assumes no subsequent premium payments or withdrawals.

	Net Rate of	Return of		Greater of 5% &
End of Year	Return for Fund*	Premium	Annual Step-Up	Monthly Step-Up**
Issue	N/A	$100,000	$100,000	$100,000
1	-4%	$100,000	$100,000	$105,000
2	18%	$100,000	$110,093	$110,250
3	15%	$100,000	$124,955	$124,431
4	-7%	$100,000	$124,955	$124,431
5	2%	$100,000	$124,955	$127,628
6	10%	$100,000	$124,955	$134,010
7	14%	$100,000	$140,257	$140,710
8	-3%	$100,000	$140,257	$147,746
9	17%	$100,000	$154,706	$155,133
10	6%	$100,000	$161,668	$162,889

* The assumed rate does reflect the deduction of a hypothetical fund fee but does not reflect the deduction of any other fees, charges or taxes. The death benefit values do reflect the deduction of hypothetical base policy fees and hypothetical death benefit fees. Different hypothetical returns and fees would produce different results.

** For years 1-2, the cumulative portion is higher, for the remaining years the step-up portion is higher (if the hypothetical returns for these years had been lower, the cumulative portion would be larger than the step-up portion).

APPENDIX

BENEFICIARY EARNINGS ENHANCEMENT - EXTRA II RIDER

Assume the Beneficiary Earnings Enhancement - Extra II is added to a new policy opened with $100,000 initial premium payment. The annuitant is less than age 71 on the rider date. On the first and second rider anniversaries, the policy value is $110,000 and $95,000 respectively when the rider fees are deducted. The annuitant adds a $25,000 premium payment in the 3rd rider year when the policy value is equal to $115,000 and then takes a withdrawal of $35,000 during the 4th rider year when the policy value is equal to $145,000. After 5 years, the policy value is equal to $130,000 and the death proceeds are equal to $145,000.

Example 1

Account value on rider date (equals initial policy value since new policy)	$100,000
Additional death benefit during first rider year	$0
Rider fee on first rider anniversary (= rider fee * policy value = 0.55% * $110,000)	$605
Additional death benefit during 2nd rider year (= sum of total rider fees paid)	$605
Rider fee on second rider anniversary (= rider fee * policy value = 0.55% * $95,000)	$522.50
Additional death benefit during 3rd rider year (= sum of total rider fees paid = $605 + $522.50)	$1,127.50
Rider benefit base in 3rd rider year prior to premium addition (= account value less premiums added since rider date = $115,000 – $0)	$115,000
Rider benefit base in 3rd rider year after premium addition (= $140,000 - $25,000)	$115,000
Rider benefit base in 4th rider year prior to withdrawal (= account value less premiums added since rider date = $145,000 - $25,000)	$120,000
Rider benefit base in 4th rider year after withdrawal = (account value less premiums added since rider date =$110,000 - $25,000)	$85,000
Rider benefit base in 5th rider year (= $130,000 - $25,000)	$105,000
Additional death benefit = rider benefit percentage * rider benefit base = 30% * $105,000	$31,500
Total death proceeds in 5th rider year (= base policy death proceeds + additional death benefit amount = $145,000 + $31,500)	$176,500

APPENDIX

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS

The following examples show the effect of withdrawals on the benefits under the Living Benefits Rider.

GUARANTEED MINIMUM ACCUMULATION BENEFIT

Gross partial withdrawals will reduce the guaranteed future value by an amount equal to the greater of:

1)	the gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:

A	is the amount of gross partial withdrawal;
B	is the policy value immediately prior to the gross partial withdrawal; and
C	is the guaranteed future value immediately prior to the gross partial withdrawal.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed minimum accumulation benefit.

EXAMPLE 1:

Assumptions:

Policy value prior to withdrawal (“PV”) = $90,000

Guaranteed future value prior to withdrawal (“GFV”) = $100,000

Gross withdrawal amount (“WD”) = $10,000

Step One.   What is the pro rata value of the amount withdrawn?

1.	Formula is (WD / PV) * GFV = pro rata amount
2.	($10,000 / $90,000) * $100,000 = $11,111.11

Step Two.   Which is larger, the $10,000 withdrawal or the $11,111.11 pro rata amount?

$11,111.11 pro rata amount

Step Three.   After the withdrawal is taken, what will be new guaranteed future value?

$100,000 - $11,111.11 = $88,888.89

Result. If no more withdrawals are taken, the guaranteed future value on the 10th rider anniversary is $88,888.89.

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

EXAMPLE 2:

Assumptions:

PV = $120,000

GFV= $100,000

WD= $10,000

Step One.   What is the pro rata value of the amount withdrawn?

1.	Formula is (WD / PV) * GFV = pro rata amount
2.	($10,000 / $120,000) * $100,000 = $8,333.33

Step Two.   Which is larger, the $10,000 withdrawal or the $8,333.33 pro rata amount?

$10,000 withdrawal

Step Three.   After the withdrawal is taken, what will be new guaranteed future value?

$100,000 - $10,000 = $90,000

Result. If no more withdrawals are taken, the guaranteed future value on the 10th Rider Anniversary is $90,000.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

Total Withdrawal Base.  Gross partial withdrawals up to the maximum annual withdrawal amount will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount will reduce the total withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);
B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and
C	is the total withdrawal base prior to the withdrawal of the excess amount.

Minimum Remaining Withdrawal Amount.  Gross partial withdrawals up to the maximum annual withdrawal amount will reduce the minimum remaining withdrawal amount by the same amount (dollar-for-dollar). Gross partial withdrawals in excess of the maximum annual withdrawal amount will reduce the minimum remaining withdrawal amount by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and
2)	a pro rata amount, the result of (A / B) * C, where:

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);
B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and
C	is the minimum remaining withdrawal amount after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed lifetime withdrawal benefit.

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Minimum remaining withdrawal amount (“MRWA”)
2.	Total withdrawal base (“TWB”)
3.	Maximum annual withdrawal amount (“MAWA”)

EXAMPLE 1 (7% “PRINCIPAL BACK”):

Assumptions:

TWB = $100,000

MRWA = $100,000

7% WD would be $7,000 (7% of the current $100,000 total withdrawal base)

WD = $7,000

Excess withdrawal (“EWD”) = None

PV = $100,000

You = Owner and Annuitant (Age 60)

Step One.  Is any portion of the withdrawal greater than the “principal back” maximum annual withdrawal amount?

No. There is no excess withdrawal under the “principal back” guarantee if no more than $7,000 is withdrawn.

Step Two.   What is the minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $7,000 (there is no excess to deduct)
2.	$100,000 - $7,000 = $93,000.

Result. In this example, because no portion of the withdrawal was in excess of $7,000, the “principal back” total withdrawal base does not change and the “principal back” minimum remaining withdrawal amount is $93,000.00.

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

EXAMPLE 2 (7% “PRINCIPAL BACK”):

Assumptions:

TWB = $100,000

MRWA = $100,000

7% WD would be $7,000 (7% of the current $100,000 total withdrawal base)

WD = $8,000

EWD = $1,000 ($8,000 - $7,000)

PV = $90,000

You = Owner and Annuitant (Age 60)

Step One.  Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $8,000 - $7,000 = $1,000 (the excess withdrawal amount)

Step Two.  Calculate how much of the “principal back” minimum remaining withdrawal amount is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 7% WD)) * (MRWA - 7% WD)
2.	($1,000 / ($90,000 - $7,000)) * ($100,000 - $7,000) = $1,120.48

Step Three.   Which is larger, the actual $1,000 excess withdrawal amount or the $1,120.48 pro rata amount?

$1,120.48 pro rata amount

Step Four.  What is the “principal back” minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $7,000 + $1,120.48 (pro rata excess) = $8,120.48
2.	$100,000 - $8,120.48 = $91,879.52

Result. The “principal back” minimum remaining withdrawal amount is $91,879.52.

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted as well as a new lower maximum annual withdrawal amount. Had the withdrawal for this example not been more than $7,000, the “principal back” total withdrawal base would remain at $100,000 and the “principal back” maximum annual withdrawal amount would be $7,000. However, because an excess withdrawal has been taken, the total withdrawal base is also changed (this is the amount the 7% is based on).

New “principal back” total withdrawal base:

Step One.  The total withdrawal base is only reduced by the excess withdrawal amount or the pro rata amount if greater.

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

Step Two.  Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 7% WD)) * TWB before any adjustments
2.	($1,000 / ($90,000 - $7,000)) * $100,000 = $1,204.82

Step Three.  Which is larger, the actual $1,000 excess withdrawal amount or the $1,204.82 pro rata amount?

$1,204.82 pro rata amount.

Step Four.  What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $1,204.82 = $98,795.18

Result. The new “principal back” total withdrawal base is $98,795.18

New “principal back” maximum annual withdrawal amount:

Because the “principal back” total withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new maximum annual withdrawal amount for the 7% “principal back” guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One.  What is the new “principal back” maximum annual withdrawal amount?

$98,795.18 (the adjusted total withdrawal base) * 7% = $6,915.66

Result. Going forward, the maximum you can take out in a rider year is $6,915.66 without causing an excess withdrawal for the “principal back” guarantee and further reduction of the “principal back” total withdrawal base.

EXAMPLE 3 (5% “FOR LIFE”):

Assumptions:

TWB = $100,000

MRWA = $100,000

5% WD would be $5,000 (5% of the current $100,000 total withdrawal base)

WD = $5,000

Excess withdrawal (“EWD”) = None

PV = $100,000

You = Owner and Annuitant (Age 60)

Step One.  Is any portion of the withdrawal greater than the “for life” maximum annual withdrawal amount?

No. There is no excess withdrawal under the “for life” guarantee if no more than $5,000 is withdrawn.

Step Two.  What is the minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $5,000 (there is no excess to deduct).

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

2.	$100,000 - $5,000 = $95,000.

Result. In this example, because no portion of the withdrawal was in excess of $5,000, the “for life” total withdrawal base does not change and the “for life” minimum remaining withdrawal amount is $95,000.00.

EXAMPLE 4 (5% “FOR LIFE”):

Assumptions:

TWB = $100,000

MRWA = $100,000

5% WD would be $5,000 (5% of the current $100,000 total withdrawal base)

WD = $7,000

EWD = $2,000 ($7,000 - $5,000)

PV = $90,000

You = Owner and Annuitant (Age 60)

Step One.  Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $7,000 - $5,000 = $2,000 (the excess withdrawal amount)

Step Two.  Calculate how much of the “for life” minimum remaining withdrawal amount is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 5% WD)) * (MRWA - 5% WD)
2.	($2,000 / ($90,000 - $5,000)) * ($100,000 - $5,000) = $2,235.29

Step Three.  Which is larger, the actual $2,000 excess withdrawal amount or the $2,235.29 pro rata amount?

$2,235.29 pro rata amount

Step Four.  What is the “for life” minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $5,000 + $2,235.29 (pro rata excess) = $7,235.29
2.	$100,000 - $7,235.29 = $92,764.71

Result. The “for life” minimum remaining withdrawal amount is $92,764.71.

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted as well as a new lower maximum annual withdrawal amount. Had the withdrawal for this example not been more than $5,000, the “for life” total withdrawal base would remain at $100,000 and the “for life” maximum annual withdrawal amount would be $5,000. However, because an excess withdrawal has been taken, the total withdrawal base is also changed (this is the amount the 5% is based on).

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

New “for life” total withdrawal base:

Step One.  The total withdrawal base is only reduced by the excess withdrawal amount or the pro rata amount if greater.

Step Two.  Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 5% WD)) * TWB before any adjustments
2.	($2,000 / ($90,000 - $5,000)) * $100,000 = $2,352.94

Step Three.  Which is larger, the actual $2,000 excess withdrawal amount or the $2,352.94 pro rata amount?

$2,352.94 pro rata amount.

Step Four.  What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $2,352.94 = $97,647.06

Result. The new “for life” total withdrawal base is $97,647.06

New “for life” maximum annual withdrawal amount:

Because the “for life” total withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new maximum annual withdrawal amount for the 5% “for life” guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One.  What is the new “for life” maximum annual withdrawal amount?

$97,647.06 (the adjusted total withdrawal base) * 5% = $4,882.35

Result. Going forward, the maximum you can take out in a rider year is $4,882.35 without causing an excess withdrawal for the “for life” guarantee and further reduction of the “for life” total withdrawal base.

APPENDIX

PAM METHOD TRANSFERS

To make the Living Benefits Rider available, we monitor your policy value and guarantees under the rider daily and periodically transfer amounts between your selected investment options and the PAM Subaccount. We determine the amount and timing of PAM Method transfers between the investment options and the PAM Subaccount according to a mathematical model.

The mathematical model is designed to calculate how much of your policy value should be allocated to the PAM Subaccount. Based on this calculation, transfers into or out of the PAM Subaccount will occur (subject to the previously disclosed thresholds). The formula is:

Percent of Policy Value required in PAM Subaccount (or X) = e-Dividend*Time *(1- NormDist(d1))

where:

e = Base of the Natural Logarithm

NormDist = Cumulative Standard Normal Distribution

d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]

In order to calculate the percent of policy value required in the PAM Subaccount, we must first calculate d1:

d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]

Where:

ln = Natural Logarithm Function

G = Guarantee Ratio

R = Rate

F = Fees

V = Volatility

T = Time

After calculating d1, the percent of policy value required in the PAM Subaccount can be calculated. Once calculated, appropriate transfers into or out of the PAM Subaccount will occur (subject to the thresholds).

Following is a brief discussion of the values used in the formula.

The POLICY VALUE includes the value in both the investment options and in the PAM Subaccount.

The GUARANTEE RATIO is the policy value divided by 7% “Principal Back” Minimum Remaining Withdrawal Amount.

PAM METHOD TRANSFERS — (Continued)

The RATE is the interest rate used for the PAM Method. It is based on a long-term expectation based on historical interest rates and may vary over time.

The FEES is an approximation of average policy fees and charges associated with policies that have elected the Living Benefits Rider. This value may change over time.

The VOLATILITY represents the volatility of the returns of policy value for all in force policies and is based on the long-term expectation of the degree to which the policy values tend to fluctuate. This value may vary over time.

The TIME is an approximation based on actuarial calculations of historical average number of years (including any fraction) which we anticipate remain until any potential payments are made under the benefit. This value may vary over time.

The PERCENT OF POLICY VALUE TO BE ALLOCATED TO THE PAM SUBACCOUNT is computed for each policy. Ultimately the allocation for a policy takes into account the guarantees under the rider and the limit on allocations to the PAM Subaccount.

The CUMULATIVE STANDARD NORMAL DISTRIBUTION function assumes that random events are distributed according to the classic bell curve. For a given value it computes the percentage of such events which can be expected to be less than that value.

The NATURAL LOGARITHM function for a given value, computes the power to which e must be raised, in order to result in that value. Here, e is the base of the natural logarithms, or approximately 2.718282.

Example: Day 1: Policy Value Declines by 10%

For purposes of this example we will assume that the policy value declines by 10% to $90,000 the day after the rider issue date from the initial premium amount of $100,000 producing a guarantee ratio of 90% ($90,000/$100,000). We will also assume:

Guarantee Ratio = 90%

Rate = 4.5%

Volatility = 10%

Fees = 3%

Time = 20

First we calculate d1.

d1=[ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]

d1=[ln(.90)+(.045 – .03 +.5*.10 ^ 2)* 20]/[.10 * 20^.5]

PAM METHOD TRANSFERS — (Continued)

d1=.658832

Using the value we just calculated for d1 we can now calculate the percent of policy value required in the PAM Subaccount.

Percent of Policy Value in PAM Subaccount (or X) = e-Dividend*Time *(1-NormDist(d1))

X= (2.718282 ^ -.03 * 20) * (1 – NormDist(.658832))

X = 13.9948%

Therefore, 13.9948% of the policy value is transferred to the PAM Subaccount, resulting in a total transfer of $12,595.32.

Day 2: Policy Value Recovers to 105% of Initial Value after the 10% Decline

For purposes of this example we will assume that after the policy value declined to $90,000 it recovered the next day to $105,000 producing a guarantee ratio of 105% ($105,000/$100,000). We will also assume:

Guarantee Ratio = 105%

Rate = 4.5%

Volatility = 10%

Fees = 3%

Time = 20

First we calculate d1.

d1=[ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]

d1=[ln(1.05)+(.045 – .03 +.5*.10 ^ 2)* 20]/[.10 * 20^.5]

d1= 1.003524

Using the value we just calculated for d1 we can now calculate the percent of policy value required in the PAM Subaccount.

Percent of Policy Value in PAM Subaccount (or X) = e-Dividend*Time *(1 - NormDist(d1))

X= (2.718282 ^ -.03 * 20) * (1 – NormDist(1.003524))

X = 8.6605%

PAM METHOD TRANSFERS — (Continued)

While the mathematical model would suggest we transfer only a portion of the policy value in the PAM Subaccount into your investment options (leaving 8.6605% in the PAM Subaccount), all of the policy value in the PAM Subaccount will be transferred into your investment options. If the Guarantee Ratio equals or exceeds 100%, then your policy value is greater than or equal to the value of the guarantee and there is no current need for any policy value to be allocated to the PAM Subaccount.

APPENDIX

RIDER GRID VARIATIONS

The information below is a summary of riders previously available for purchase but are no longer available. This appendix describes the material features of the riders. Please refer to your personal rider pages and any supplemental mailings for your specific coverage and features regarding these riders.

Listed below the abbreviations that will be used in the following grid for your reference.

Abbreviation	Definition	Abbreviation	Definition

DB	Death Benefits	DCA	Dollar Cost Averaging
GFV	Guaranteed Future Value	GMAB	Guaranteed Minimum Accumulation Benefit
GMDB	Guaranteed Minimum Death Benefit	GMIB	Guaranteed Minimum Income Benefit
GMLB	Guaranteed Minimum Living Benefit	GMWB	Guaranteed Minimum Withdrawal Benefit
GPO	Guaranteed Period Option	GPS	Guaranteed Principal SolutionSM
IE	Income EnhancementSM	ISFL	Income SelectSM for Life
MAWA	Maximum Annual Withdrawal Amount	MRWA	Minimum Remaining Withdrawal Amount
N/A	Not Applicable	PAM	Portfolio Allocation Method
RDB	Rider Death Benefit	RMD	Required Minimum Distribution
RMD	Required Minimum Distribution	RWA	Rider Withdrawal Amount
TWB	Total Withdrawal Base	WB	Withdrawal Base
WD	Withdrawal

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 13 0105	RGMB 16 0905 (Growth Only) RGMB 17 0905 (Growth and Death)	RGMB 19 0106 (w/o IE) RGMB 21 0106 (with IE)
Purpose of Rider	This is a GLWB Rider that guarantees withdrawals for the annuitant’s lifetime, regardless of policy value.	This is a GLWB Rider that guarantees withdrawals for the annuitant’s lifetime, regardless of policy value.	This is a GLWB rider that guarantees withdrawals for the annuitant’s2 lifetime, regardless of policy value.

	• The policyholder can withdraw the MAWA each calendar year until the death of the annuitant.	• The policyholder can withdraw the MAWA each calendar year until the death of the annuitant.	• The policyholder can withdraw the MAWA each year until the death of the annuitant.[2]

	• This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.	• This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.	• This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 13 0105	RGMB 16 0905 (Growth Only) RGMB 17 0905 (Growth and Death)	RGMB 19 0106 (w/o IE) RGMB 21 0106 (with IE)
Availability

• Issue age 0-90, but not yet 91 years old (unless state law requires a lower maximum issue age)

• Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person, trust or custodial.

• Maximum of 2 living Joint Owners (with one being the Annuitant).

• Cannot be added to a policy with other active GMLB or GMIB riders.

• Cannot be added on policies with Growth or Double Enhanced Death Benefits.

• Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

• Issue age at least 55 years old and not yet 81 years old (unless state law requires a lower maximum issue age)

• Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person, trust or custodial).

• Maximum of 2 living Joint Owners (with one being the Annuitant).

• Cannot be added to a policy with other active GMLB or GMIB riders.

• Cannot be added on policies with Growth or Double Enhanced Death Benefits.

• Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

• Issue age 0-85, but not yet 86 years old (unless state law requires a lower maximum issue age)

• Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)

• Maximum of 2 living Joint Owners (with one being the Annuitant)

• Cannot be added to a policy with other active GMLB or GMIB riders.

• Cannot be added on policies with Growth or Double Enhanced Death Benefits.

• Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

Base Benefit and Optional Fees	Percentage of TWB - 0.60%	Growth Only - Percentage of	Percentage of the TWB.
at issue	(prior to 11/4/13)	TWB - 0.60% (prior to 11/4/13)	Additional option fees would be
		Growth and Death - Percentage	added to the base.
		of TWB - 0.85% (prior to	Single Life
		11/4/13)	(5/1/07-11/3/13)
Base Fee 0.40%
Growth Benefit Fee 0.25%
DB Fee 0.25%
IE Benefit Fee 0.15%
(prior to 5/1/07)
Base Fee 0.40%
Growth Benefit Fee 0.25%
DB Fee 0.25%
IE Benefit Fee 0.10%
Joint Life
(5/1/07-11/3/13)
Base Fee 0.60%
Growth Benefit Fee 0.50%
DB Fee 0.20%
IE Benefit Fee 0.30%
(prior to 5/1/07)
Base Fee 0.60%
Growth Benefit Fee 0.50%
DB Fee 0.20%
IE Benefit Fee 0.20%

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 13 0105	RGMB 16 0905 (Growth Only) RGMB 17 0905 (Growth and Death)	RGMB 19 0106 (w/o IE) RGMB 21 0106 (with IE)
Fee Frequency	• Fee is deducted annually during the accumulation phase on each rider anniversary. • A pro-rated fee is deducted at the time the rider is terminated or upgraded.	• Fee is deducted annually during the accumulation phase on each rider anniversary. • A pro-rated fee is deducted at the time the rider is terminated or upgraded.	• Fee is deducted annually during the accumulation phase on each rider anniversary. • A pro-rated fee is deducted at the time the rider is terminated or upgraded.
Death Benefit

• Upon the death of the annuitant this rider will pay an additional death benefit amount equal to the the death of an annuitant excess, if any, of the MRWA over this rider will pay an the base policy death benefit and additional death benefit then this rider will terminate.

• Growth Only - N/A

• Growth and Death - Upon the death of an annuitant this rider will pay an additional death benefit amount equal to the excess, if any, of the MRWA over the base policy death benefit and then this rider will terminate.

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of the annuitant[2], this rider will pay an additional death benefit amount equal to the excess, if any, of the MRWA over the base policy death benefit and then this rider will terminate.

Designated Funds Available - Policyholders who add these riders may only invest in the investment options listed.

Requiring that you designate 100% of your policy value to the designated investment options, some of which employ strategies that are intended to reduce the risk of loss and/or manage volatility, may reduce investment returns and may reduce the likelihood that we will be required to use our own assets to pay amounts due under this benefit.

PLEASE NOTE: These investment options may not be available on all products. Please reference “Portfolios Associated With the Subaccount” Appendix in your prospectus for available funds. You cannot transfer any amount to any other non-designated subaccount without losing all your benefits under this rider.

TA Aegon Money Market

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Growth

TA International Moderate Growth

TA Multi-Managed Balanced

Fixed Account GPOs or DCA

Accounts

TA Aegon Money Market

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Growth

TA International Moderate Growth

TA Multi-Managed Balanced

Fixed Account GPOs or DCA Accounts

TA Aegon Money Market

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Moderate Growth

TA International Moderate Growth

TA Multi-Managed Balanced Fixed Account GPOs or DCA Accounts

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 13 0105	RGMB 16 0905 (Growth Only) RGMB 17 0905 (Growth and Death)	RGMB 19 0106 (w/o IE) RGMB 21 0106 (with IE)
Withdrawal Benefits - See “Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” appendix for examples showing the effect of withdrawals on the WB.

The MAWA that can be withdrawn per calendar year under this rider is equal to the TWB multiplied by the For Life Withdrawal Percentage.

• Starting with January 1st following the annuitant’s 59th birthday, the withdrawal percentage increases above 0% which creates a MAWA available under the rider for withdrawal.

• On each January 1st the MAWA will be reset equal to the greater of:

1) The For Life TWB multiplied by the Withdrawal Percentage, and

2) The RMD amount for this policy for the current calendar year.

• The policyholder does not have to take the entire MAWA in any year.

• If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

The MAWA that can be withdrawn per calendar year under this rider is equal to the TWB multiplied by the For Life Withdrawal Percentage.

• Starting with January 1st following the annuitant’s 59th birthday, the withdrawal percentage increases above 0% which creates a MAWA available under the rider for withdrawal.

• On each January 1st the MAWA will be reset equal to the greater of:

1) The For Life TWB multiplied by the Withdrawal Percentage, and

2) The RMD amount for this policy for the current calendar year.

• The policyholder does not have to take the entire MAWA in any year.

• If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

The MAWA that can be withdrawn per calendar year under this rider is equal to the TWB multiplied by the For Life Withdrawal Percentage based on the annuitant’s2 attained age at the time of the first withdrawal.

• Starting with January 1st following the annuitant’s2 59th birthday, the withdrawal percentage increases above 0% which creates a MAWA available under the rider for withdrawal.

• On each January 1st following the Rider Date, the MAWA will be reset equal to the greater of:

1) The For Life TWB multiplied by the For Life Withdrawal Percentage based on the annuitant’s2 attained age, and

2) The RMD amount for this policy for the current calendar year.

• The policyholder does not have to take the entire MAWA in any year.

• If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

Automatic Step-Up Benefit	N/A	N/A	N/A

Rider Name	5 For LifeSM3	5 For LifeSM with Growth 5 For LifeSM with Growth and Death[3]	Income SelectSM for Life[3]
Rider Form Number[1]	RGMB 13 0105	RGMB 16 0905 (Growth Only) RGMB 17 0905 (Growth and Death)	RGMB 19 0106 (w/o IE) RGMB 21 0106 (with IE)
Exercising Rider

• The policyholder is guaranteed to be able to withdraw up to the MAWA each calendar year even if the policy value is zero at the time of the withdrawal.

• If the policy value goes to zero, but the minimum withdrawal benefits are still guaranteed, the policyholder can no longer add premiums or take withdrawals in excess of the MAWA.

• The rider benefits cease when the annuitant has died (the withdrawals do not continue for the lifetime of any spouse who continues the policy when the original annuitant dies).

• The policyholder is guaranteed to be able to withdraw up to the MAWA each calendar year even if the policy value is zero at the time of the withdrawal.

• If the policy value goes to zero, but the minimum withdrawal benefits are still guaranteed, the policyholder can no longer add premiums or take withdrawals in excess of the MAWA.

• The rider benefits cease when the annuitant has died (the withdrawals do not continue for the lifetime of any spouse who continues the policy when the original annuitant dies).

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the MAWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant[2] has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant[2] this rider will pay an additional death benefit amount equal to the excess, if any, of the MRWA over the base policy death benefit.

Exercising the Income Enhancement Option: If qualifications are met, this optional feature doubles the income benefit percentage until the annuitant[2] is no longer confined (either has left the facility or deceased).

Qualifications:

– Confinement must be due to a medical necessity due to physical impairment; does not include dementia, Alzheimer’s or other forms of mental illness.

– Must be the annuitant[2] who is confined.

– Waiting period of 1 year from the rider date before the increase in the income benefit percentage is applicable.

– Elimination period is 180 days within the last 12 months which can be satisfied during the waiting period.

– Proof of confinement is required. This may be a statement from a physician or a hospital or nursing facility administrator.

– Qualification standards can be met again on the annuitant’s2 life.

Rider Name	5 For LifeSM3	5 For LifeSM with Growth	Income SelectSM for Life[3]
		5 For LifeSM with Growth and
		Death[3]
Rider Form Number[1]	RGMB 13 0105	RGMB 16 0905 (Growth Only)	RGMB 19 0106 (w/o IE)
		RGMB 17 0905 (Growth and	RGMB 21 0106 (with IE)
		Death)
Income Benefit or Other Benefit Payout Considerations	N/A	Growth: The TWB will accumulate using the growth rate of 5% until the earlier of the first withdrawal or the 10th rider anniversary.

Growth: This optional feature rewards the policyholder for delaying their first withdrawal. The TWB will accumulate using the growth rate of 5% until the earlier of the first withdrawal or the 10th rider anniversary.

The income benefit percentage is determined by the annuitant’s age at the time of the first withdrawal taken on or after January 1st following the annuitant’s 59th birthday. The income benefit percentage is as follows:

			Age 1st WD	For Life WD%
			55-58	0.0%
			59-64	4.5%
			65-69	5.0%
			70-74	5.5%
			75-79	6.0%
			80-84	6.5%
			85-89	7.0%
			90-94	7.5%
			95+	8.0%

			Please note that once established at the time of the first withdrawal, the income benefit percentage will not increase even though the annuitant’s age increases.
Rider Upgrade

•    May upgrade their rider anytime after the 3rd anniversary as long as the annuitant meets age requirements in effect at that time.

•    Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 90 years old.

•    An upgrade will reset the TWB, MRWA and MAWA values.

•    Rider Fee will be the fee that applies to the new rider at the time of upgrade.

•    May upgrade their rider anytime after the 3rd anniversary as long as the annuitant meets age requirements in effect at that time.

•    Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 81 years old.

•    An upgrade will reset the TWB, MRWA and MAWA values.

•    Rider Fee will be the fee that applies to the new rider at the time of upgrade.

•    Upgrades allowed within 30 day window following the 1st rider anniversary and each rider anniversary thereafter.

•    Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 81 years old.

•    An upgrade will reset the MRWA, TWB, MAWA and the Income Benefit Percentage determination.

•    Rider Fee will be the fee that applies to the new rider at the time of upgrade.

•    Growth percentage will be the percentage available at the time of upgrade.

Rider Name	5 For LifeSM3	5 For LifeSM with Growth	Income SelectSM for Life[3]
5 For LifeSM with Growth and
Death[3]
Rider Form Number[1]	RGMB 13 0105	RGMB 16 0905 (Growth Only)	RGMB 19 0106 (w/o IE)
		RGMB 17 0905 (Growth and	RGMB 21 0106 (with IE)
Death)
Rider Termination

•    The rider will be terminated upon policy surrender, annuitization, annuitant death or upgrade.

•    The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•    The policyholder must wait 3 years from the Rider Add Date to terminate.

•    After the three-year waiting period, the policyholder may terminate the rider at any time.

•    The rider will be terminated the date we receive written notice from you requesting termination.

•    The rider will be terminated upon policy surrender, annuitization, annuitant death or upgrade.

•    The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•    The policyholder must wait 3 years from the Rider Add Date to terminate.

•    After the three-year waiting period, the policyholder may terminate the rider at any time.

•    The rider will be terminated the date we receive written notice from you requesting termination.

•    The rider will be terminated upon policy surrender, annuitization, annuitant[2] death or upgrade.

•    The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•    Termination allowed within 30 day window following each rider anniversary.

•    The rider will be terminated the date we receive written notice from you requesting termination.

Rider Name	Living Benefit Rider 2003	Living Benefit Rider 2004
Rider Form Number[1]	RGMB 2 0703 (2003)	RGMB 5 0504 (2004)
Purpose of Rider	This is a Living Benefit Rider and should be viewed as a way to permit you to invest in variable investment options while still having your policy value and liquidity protected to the extent provided by this rider.	This is a Living Benefit Rider and should be viewed as a way to permit you to invest in variable investment options while still having your policy value and liquidity protected to the extent provided by this rider.

	This rider is a combination of two separate annuity guarantees: 1) A GMWB and 2) A GMAB (a.k.a. principal protection benefit or guarantee future value benefit).	This rider is a combination of two separate annuity guarantees: 1) A GMWB and 2) A GMAB (a.k.a. principal protection benefit or guarantee future value benefit).

	The rider will guarantee that the policy value of the policy will be at least as high as the GFV after a waiting period has expired.	The rider will guarantee that the policy value of the policy will be at least as high as the GFV after a waiting period has expired.

Rider Name		Living Benefit Rider 2003		Living Benefit Rider 2004
Rider Form Number[1]		RGMB 2 0703 (2003)		RGMB 5 0504 (2004)
Availability	•	Issue age 0-80, but not yet 81 years old (unless state law requires a lower maximum issue age)	•	Issue age 0-80, but not yet 81 years old (unless state law requires a lower maximum issue age)

	•	Cannot be added to a policy with other active GMLB or GMIB riders.	•	Cannot be added to a policy with other active GMLB or GMIB riders.

	•	Cannot be added on policies with Growth or Double Enhanced Death Benefits.	•	Cannot be added on policies with Growth or Double Enhanced Death Benefits.

	•	Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.	•	Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.

		**Effective 5/1/2005: This rider is only available for states that have not approved the 2005 version of the Living Benefit Rider.		**Effective 5/1/2005: This rider is only available for states that have not approved the 2005 version of the Living Benefit Rider.
Base Benefit and Optional Fees at issue	Percentage of “Principal Back” TWB - 0.75% (prior to 11/4/13)		Percentage of “Principal Back” TWB - 0.90% (5/1/2009 - 11/3/13) Percentage of “Principal Back” TWB - 0.60% (prior to 5/1/2009)
Fee Frequency	•	Fee is deducted annually during the accumulation phase on each rider anniversary.	•	Fee is deducted annually during the accumulation phase on each rider anniversary.
	•	A pro-rated fee is deducted at the time the rider is terminated or upgraded.	•	A pro-rated fee is deducted at the time the rider is terminated or upgraded.
Death Benefit	N/A		N/A

Rider Name	Living Benefit Rider 2003	Living Benefit Rider 2004
Rider Form Number[1]	RGMB 2 0703 (2003)	RGMB 5 0504 (2004)
Designated Funds Available - Policyholders who add these riders may only invest in the investment options listed.	Must adhere to the Portfolio Allocation Method. See below.	Must adhere to the Portfolio Allocation Method. See below.

PLEASE NOTE: These investment options may not be available on all products. Please reference “Portfolios Associated With the Subaccount” Appendix in your prospectus for available funds. You can not transfer any amount to any other non-designated subaccount without losing all your benefits under this rider.
Allocation Methods	Portfolio Allocation Method (PAM):	Portfolio Allocation Method (PAM):

•    This program will automatically allocate assets from the policyholder’s separate accounts to a subaccount of our choosing when the policy value has dropped relative to the guaranteed amount.

•    If the policy value increases enough in relation to the guaranteed amounts, the money may be moved back into the separate accounts (pro-rata based on the policyholder’s current separate account values).

•    The allocation of assets between the accounts is at our sole discretion but will initially use modern financial theory to determine the correct allocation.

•    The policyholder may not allocate premium payments to, nor transfer policy value into or out of, the PAM investment options.

Current PAM Safe Fund: TA U.S. Government Securities

•    This program will automatically allocate assets from the policyholder’s separate accounts to a subaccount of our choosing when the policy value has dropped relative to the guaranteed amount.

•    If the policy value increases enough in relation to the guaranteed amounts, the money may be moved back into the separate accounts (pro-rata based on the policyholder’s current separate account values).

•    The allocation of assets between the accounts is at our sole discretion but will initially use modern financial theory to determine the correct allocation.

•    The policyholder may not allocate premium payments to, nor transfer policy value into or out of, the PAM investment options.

Current PAM Safe Fund: TA U.S. Government Securities

Rider Name	Living Benefit Rider 2003	Living Benefit Rider 2004
Rider Form Number[1]	RGMB 2 0703 (2003)	RGMB 5 0504 (2004)
Withdrawal Benefits - See “Living Benefits Rider Adjusted Partial Withdrawals” appendix for examples showing the effect of withdrawals on the WB.	The GMWB guarantees a withdrawal amount regardless of the policy value. The policyholder has 2 withdrawal guarantees available. Once the rider is issued, values for both withdrawal guarantees will be calculated indefinitely as follows:	The GMWB guarantees a withdrawal amount regardless of the policy value. The policyholder has 2 withdrawal guarantees available. Once the rider is issued, values for both withdrawal guarantees will be calculated indefinitely as follows:
	a) 7% Principal Back: The policyholder can withdraw up to 7% of the 7% Principal Back TWB per year until at least the time at which the 7% Principal Back MRWA has reached zero.	a) 7% Principal Back: The policyholder can withdraw up to 7% of the 7% Principal Back TWB per year until at least the time at which the 7% Principal Back MRWA has reached zero.

b) 5% For Life: The policyholder can withdraw up to 5% of the 5% For Life TWB each year starting with the Rider Anniversary following the annuitant’s 59th birthday until at least the later of the death of the annuitant or the time when the 5% For Life MRWA* has reached zero.

b) 5% For Life: The policyholder can withdraw up to 5% of the 5% For Life TWB each year starting with the Rider Anniversary following the annuitant’s 59th birthday until at least the later of the death of the annuitant or the time when the 5% For Life MRWA* has reached zero.

	* The MRWA represents the total minimum dollar amount of guaranteed withdrawals the policyholder has remaining provided they take no more than the MAWA each year.	* The MRWA represents the total minimum dollar amount of guaranteed withdrawals the policyholder has remaining provided they take no more than the MAWA each year.

	• The policyholder does not have to take the entire MAWA in any year. • If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.	• The policyholder does not have to take the entire MAWA in any year. • If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

Automatic Step-Up Benefit	N/A	N/A

Rider Name	Living Benefit Rider 2003	Living Benefit Rider 2004
Rider Form Number[1]	RGMB 2 0703 (2003)	RGMB 5 0504 (2004)
Exercising Rider

“For Life” GMWB:

The policyholder is guaranteed to be able to withdraw up to the “For Life” MAWA until the later of 1) the annuitant’s death or 2) the “For Life” MRWA is zero.

“Principal Back” GMWB:

The policyholder is guaranteed to be able to withdraw up to the “Principal Back” MAWA until the “Principal Back” MRWA is zero.

“GMAB”:

At the end of the GMAB waiting period (currently 10 years), should the policy value be less than the GFV, the GMAB feature will add the difference to the policy value on a pro-rata basis based on their current account value.

a) The addition to the policy will not be considered premium and should not affect any other policy calculations, including the GMDB calculations.

b) At the end of the waiting period, the GMAB will not provide any more benefits, unless the policyholder chooses to upgrade the rider.

“For Life” GMWB:

The policyholder is guaranteed to be able to withdraw up to the “For Life” MAWA until the later of 1) the annuitant’s death or 2) the “For Life” MRWA is zero.

“Principal Back” GMWB:

The policyholder is guaranteed to be able to withdraw up to the “Principal Back” MAWA until the “Principal Back” MRWA is zero.

“GMAB”:

At the end of the GMAB waiting period (currently 10 years), should the policy value be less than the GFV, the GMAB feature will add the difference to the policy value on a pro-rata basis based on their current account value.

a) The addition to the policy will not be considered premium and should not affect any other policy calculations, including the GMDB calculations.

b) At the end of the waiting period, the GMAB will not provide any more benefits, unless the policyholder chooses to upgrade the rider.

Rider Name	Living Benefit Rider 2003		Living Benefit Rider 2004
Rider Form Number[1]	RGMB 2 0703 (2003)		RGMB 5 0504 (2004)
Income Benefit or Other Benefit Payout Considerations	The GFV is the policy value we are guaranteeing on the GFV date. After the Rider Issue Date, the GFV is equal to the GFV on the Rider Issue Date, plus a percentage of premiums (not including premium enhancements) received after the Rider Date as shown in the table below, less an adjustment for withdrawals.		The GFV is the policy value we are guaranteeing on the GFV date. After the Rider Issue Date, the GFV is equal to the GFV on the Rider Issue Date, plus a percentage of premiums (not including premium enhancements) received after the Rider Date as shown in the table below, less an adjustment for withdrawals.

	Year Rec’d	% Added to GFV	Year Rec’d	% Added to GFV
	1	100%	1	100%
	2	90%	2	90%
	3	80%	3	80%
	4	70%	4	70%
	5	60%	5	60%
	6-10	50%	6-10	50%
	10+	0%	10+	0%

	At the end of the GMAB waiting period (currently 10 years), should the policy value be less than the GFV, we will add the difference to the policy value on a pro-rata basis based on their current policy value.		At the end of the GMAB waiting period (currently 10 years), should the policy value be less than the GFV, we will add the difference to the policy value on a pro-rata basis based on their current policy value.
Rider Upgrade	Rider upgrades are not available.		• May upgrade anytime after the 5th Anniversary by terminating the rider and adding the new rider in place at that time, as long as the covered lives meet the age requirements in effect at that time.

			• Must be prior to the annuitant’s 86th birthday

			• An upgrade will reset the MRWA, TWB, MAWA and the GFV values.

			• Rider Fee will be the fee that applies to the new rider at the time of upgrade.

Rider Name	Living Benefit Rider 2003	Living Benefit Rider 2004
Rider Form Number[1]	RGMB 2 0703 (2003)	RGMB 5 0504 (2004)
Rider Termination

•   The rider will be terminated upon policy surrender, annuitization or upgrade.

•   The policyholder must wait 5 years from the Rider Start Date to terminate.

•   After the five-year waiting period, the policyholder may terminate the rider at any time.

•   The rider will be terminated the date we receive written notice from you requesting termination.

•   The rider will be terminated upon policy surrender, annuitization or upgrade.

•   The policyholder must wait 5 years from the Rider Start Date to terminate.

•   After the five-year waiting period, the policyholder may terminate the rider at any time.

•   The rider will be terminated the date we receive written notice from you requesting termination.

Rider Name	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 30 0108 (with IE) RGMB 28 0108 (w/o IE)	RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Purpose of Rider

This is a GLWB rider that guarantees withdrawals for the annuitant’s2 lifetime, regardless of policy value.

•   The policyholder can withdraw the RWA each year until the death of the annuitant.[2]

•   This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

This is a GLWB rider that guarantees withdrawals for the annuitant’s2 lifetime, regardless of policy value.

•   The policyholder can withdraw the RWA each rider year until the death of the annuitant.[2]

•   This benefit is intended to provide a level of payments regardless of the performance of the designated variable investment options you select.

Rider Name	Retirement Income ChoiceSM3		Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)		RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Availability	• Issue age 0-85, but not yet 86 years old (unless state law requires a lower maximum issue age).		• Issue age 0-85, but not yet 86 years old (unless state law requires a lower maximum issue age).

	• Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)		• Single Annuitant ONLY. Annuitant must be an Owner (unless owner is a non-natural person)

	• Maximum of 2 living Joint Owners (with one being the Annuitant)		• Maximum of 2 living Joint Owners (with one being the Annuitant)

	• Cannot be added to a policy with other active GMLB or GMIB riders.		• Cannot be added to a policy with other active GMLB or GMIB riders.

	• Cannot be added on policies with Growth or Double Enhanced Death Benefits.		• Cannot be added on policies with Growth or Double Enhanced Death Benefits.

	• Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.		• Not available on qualified annuity which has been continued by surviving spouse or beneficiary as a new owner.
Base Benefit and Optional Fees at issue	Percentage of WB. Additional option fees would be added to the base.		Percentage of WB. Additional option fees would be added to the base.
	Single Life		Single Life
	(prior to 11/4/13)		(1/19/09 - 11/3/13)
	Base Fee	0.60%	Base Fee	0.90%
	DB Fee	0.25%	DB Fee	0.25%
	IE Benefit Fee	0.15%	IE Benefit Fee	0.15%
	Joint Life		(11/10/08 - 1/18/09)
	(prior to 11/4/13)		Base Fee	0.75%
	Base Fee	0.90%	DB Fee	0.25%
	DB Fee	0.20%	IE Benefit Fee	0.15%
	IE Benefit Fee	0.30%	Joint Life
			(1/19/09 - 11/3/13)
			Base Fee	0.90%
			DB Fee	0.20%
			IE Benefit Fee	0.30%
			(11/10/08 - 1/18/09)
			Base Fee	0.75%
			DB Fee	0.20%
			IE Benefit Fee	0.30%

Rider Name	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)	RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Fee Frequency	• Fee is deducted annually during the accumulation phase on each Rider Anniversary. • A pro-rated fee is deducted at the time the rider is terminated or upgraded.	• Fee is deducted annually during the accumulation phase on each Rider Anniversary. • A pro-rated fee is deducted at the time the rider is terminated or upgraded.

Death Benefit

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of an annuitant[2] , this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the base policy death benefit and then this rider will terminate.

The RDB does not reset due to the automatic step-up feature.

For an additional fee, the optional death benefit may be elected with this rider. Upon the death of an annuitant[2] , this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the base policy death benefit and then this rider will terminate.

The RDB does not reset due to the automatic step-up feature.

Rider Name	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)	RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)

Designated Funds Available - Policyholder who add these riders may only invest in the investment options listed.

Requiring that you designate 100% of your policy value to the designated investment options, some of which employ strategies that are intended to reduce the risk of loss and/or manage volatility, may reduce investment returns and may reduce the likelihood that we will be required to use our own assets to pay amounts due under this benefit.

PLEASE NOTE: These investment options may not be available on all products. Please reference “Portfolios Associated With the Subaccount” Appendix in your prospectus for available funds. You cannot transfer any amount to any other non-designated subaccount without losing all your benefits under this rider.

AllianceBernstein Balanced Wealth Strategy

Franklin Templeton VIP Founding Funds Allocation Fund

TA Aegon Money Market

TA Aegon Tactical Vanguard ETF - Balanced

TA Aegon Tactical Vanguard ETF - Conservative

TA Aegon Tactical Vanguard ETF - Growth

TA Aegon US Government Securities

TA AllianceBernstein Dynamic Allocation

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Moderate Growth

TA Efficient Markets

TA International Moderate Growth

TA JPMorgan Core Bond

TA JPMorgan Tactical Allocation

TA Multi-Managed Balanced Fund

TA PIMCO Total Return

TA Vanguard ETF - Balanced

TA Vanguard ETF - Conservative

TA Vanguard ETF - Growth
Fixed Account GPOs or DCA Accounts

AllianceBernstein Balanced Wealth Strategy

Franklin Templeton VIP Founding Funds Allocation Fund

TA Aegon Money Market

TA Aegon Tactical Vanguard ETF - Balanced

TA Aegon Tactical Vanguard ETF - Conservative

TA Aegon Tactical Vanguard ETF - Growth

TA Aegon US Government Securities

TA AllianceBernstein Dynamic Allocation

TA Asset Allocation - Conservative

TA Asset Allocation - Moderate

TA Asset Allocation - Moderate Growth

TA Efficient Markets

TA International Moderate Growth

TA JPMorgan Tactical Allocation

TA Multi-Managed Balanced Fund

TA PIMCO Total Return

TA Vanguard ETF - Balanced

TA Vanguard ETF - Conservative

TA Vanguard ETF - Growth

Fixed Account GPOs or DCA Accounts

Allocation Methods	N/A	N/A

Rider Name	Retirement Income ChoiceSM3		Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)		RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Withdrawal Benefits - See “Living Benefits Rider Adjusted Partial Withdrawals” and “Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” appendix for examples showing the effect of withdrawals on the WB.	The percentage is determined by the attained age of the annuitant[2] at the time of the first withdrawal.		The percentage is determined by the attained age of the annuitant[2] at the time of the first withdrawal.
	Age 1st WD	For Life WD%	Age 1st WD	Single Life WD%
	0-58	0.0%	0-58	0.0%
	59-69	5.0%	59-69	5.0%
	70-79	6.0%	70-79	6.0%
	80+	7.0%	80+	7.0%
	• Starting the rider anniversary following the annuitant’s2 59th birthday, the withdrawal percentage increases above 0% which creates a RWA available under the rider for withdrawal.		Age 1st WD 0-58 59-69 70-79 80+	Joint Life WD% 0.0% 4.5% 5.5% 6.5%

•   On each rider anniversary, the RWA will be reset equal to the greater of:

1) The WB multiplied by the Withdrawal Percentage based on the attained age of the annuitant[2] at the time of their first withdrawal if applicable, and

2)The RMD amount for this policy for the current calendar year.

•   The policyholder does not have to take the entire RWA in any year.

•   If they do not take the full amount available, the remaining portion does not carry over to the next rider year.

•   Starting the rider anniversary following the annuitant’s2 59th birthday, the withdrawal percentage increases above 0% which creates a RWA available under the rider for withdrawal.

•   On each rider anniversary, the RWA will be reset equal to the greater of:

1) The WB multiplied by the Withdrawal Percentage based on the attained age of the annuitant[2] at the time of their first withdrawal if applicable, and

2)The RMD amount for this policy for the current calendar year.

•   The policyholder does not have to take the entire RWA in any year.

•   If they do not take the full amount available, the remaining portion does not carry over to the next rider year.

Rider Name	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)	RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Automatic Step-Up Benefit

On each rider anniversary, the WB will be set to the greatest of:

1) The current WB:

2) The policy value on the rider anniversary;

3) The highest policy value on a rider monthiversarySM *; or

4) The current WB immediately prior to anniversary processing increased by the growth rate percentage**

* Item 3) is set to zero if there have been any excess withdrawals in the current rider year.

** Item 4) is set to zero after the first 10 rider years or if there have been any withdrawals in the current rider year.

A step-up will occur if the largest value is either 2) or 3) above. A step-up will allow the company to change the rider fee percentage after the 5th rider anniversary.

•   If the largest value is 1) or 4) above, this is not considered a step-up.

•   Owner will have a 30 day window after the rider anniversary to reject an automatic step-up if we increase the rider fee. - Must be in writing.

•   If an owner rejects an automatic step-up, they retain the right to all future automatic step-ups.

On each rider anniversary, the WB will be set to the greatest of:

1) The current WB:

2) The policy value on the rider anniversary;

3) The highest policy value on a rider monthiversarySM *; or

4) The current WB immediately prior to anniversary processing increased by the growth rate percentage**

* Item 3) is set to zero if there have been any excess withdrawals in the current rider year.

** Item 4) is set to zero after the first 10 rider years or if there have been any withdrawals in the current rider year.

A step-up will occur if the largest value is either 2) or 3) above. A step-up will allow the company to change the rider fee percentage after the 5th rider anniversary.

•   If the largest value is 1) or 4) above, this is not considered a step-up.

•   Owner will have a 30 day window after the rider anniversary to reject an automatic step-up if we increase the rider fee. - Must be in writing.

•   If an owner rejects an automatic step-up, they retain the right to all future automatic step-ups.

Rider Name	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)	RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Exercising Rider

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the RWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant[2] has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant[2] , this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the greater of the base policy death benefit or any GMDB.

Exercising the Income

Enhancement Option:

If qualifications are met, this optional feature doubles the income benefit percentage until the annuitant[2] is no longer confined (either has left the facility or deceased).

Qualifications:

– Confinement must be due to a medical necessity due to physical or cognitive ailment.

– Must be the annuitant[2] who is confined.

– Waiting period of 1 year from the rider date before the increase in the income benefit percentage is applicable.

– Elimination period is 180 days within the last 12 months which can be satisfied during the waiting period.

– Proof of confinement is required. This may be a statement from a physician or a hospital or nursing facility administrator.

– Qualification standards can be met again on the annuitant’s2 life.

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the RWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant[2] has died.

Exercising Death Option: This optional feature may be elected with this rider. Upon the death of an annuitant[2] , this rider will pay an additional death benefit amount equal to the excess, if any, of the RDB over the greater of the base policy death benefit or any GMDB.

Exercising the Income

Enhancement Option:

If qualifications are met, this optional feature doubles the income benefit percentage until the annuitant[2] is no longer confined (either has left the facility or deceased).

Qualifications:

– Confinement must be due to a medical necessity due to physical or cognitive ailment.

– Must be the annuitant[2] who is confined.

– Waiting period of 1 year from the rider date before the increase in the income benefit percentage is applicable.

– Elimination period is 180 days within the last 12 months which can be satisfied during the waiting period.

– Proof of confinement is required. This may be a statement from a physician or a hospital or nursing facility administrator.

– Qualification standards can be met again on the annuitant’s2 life.

Rider Name	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)	RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Income Benefit or Other Benefit Payout Considerations

Growth: Benefit is not elected separately, but is built into the rider. The WB will grow at 5% growth annually. This will only be credited on the rider anniversary for up to 10 rider years. If a withdrawal has occurred in the current rider year the 5% growth will not be applied.

NOTE: There is not an adjustment or credit for partial years of interest. Growth is not accumulated daily. Only calculated at the end of the year if no withdrawals were taken.

Growth: Benefit is not elected separately, but is built into the rider. The WB will grow at 5% growth annually. This will only be credited on the rider anniversary for up to 10 rider years. If a withdrawal has occurred in the current rider year the 5% growth will not be applied.

Double Withdrawal Base Feature: If no withdrawals have been made within the first 10 rider years or the anniversary following attained age 67, the WB on that rider anniversary will be the greater of;

1)the current WB; or

2)premiums applied within 90 days of the rider date multiplied by 2.

NOTE: There is not an adjustment or credit for partial years of interest. Growth is not accumulated daily. Only calculated at the end of the year if no withdrawals were taken.

Rider Name	Retirement Income ChoiceSM3	Retirement Income ChoiceSM with Double Withdrawal Base Benefit[3]
Rider Form Number[1]	RGMB 28 0108 (w/o IE) RGMB 30 0108 (with IE)	RGMB 32 0708 (w/o IE) RGMB 34 0708 (with IE)
Rider Upgrade

•   Upgrades allowed within a 30 day window following each 5th rider anniversary.

•   Rider availability and fees may vary at time of upgrade

•   Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 85 years old.

•   An upgrade will reset the WB, RDB, RWA and Income Benefit determination.

•   Rider Fee percentage will be the fee percentage that applies to the new rider at the time of upgrade.

•   Growth percentage will be the percentage available at the time of upgrade.

•   Upgrades allowed within a 30 day window following each 5th rider anniversary.

•   Rider availability and fees may vary at time of upgrade

•   Upgrades are subject to issue age restrictions of the rider at the time of upgrade. Currently the maximum upgrade age is 85 years old.

•   An upgrade will reset the WB, RDB, RWA and Income Benefit determination.

•   Rider Fee Percentage will be the fee percentage that applies to the new rider at the time of upgrade.

•   Growth percentage will be the percentage available at the time of upgrade.

Rider Termination

•   The rider can be “free looked” within 30 days of issue. The request must be made in writing.

•   The rider will be terminated upon policy surrender, annuitization, annuitant[2] death or upgrade.

•   The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•   Termination allowed within 30 day window following each 5th rider anniversary.

•   After termination, there is no wait period to re-add the rider, assuming the rider is still being offered.

•   The rider will be terminated the date we receive written notice from you requesting termination.

•   The rider can be “free looked” within 30 days of issue. The request must be made in writing.

•   The rider will be terminated upon policy surrender, annuitization, annuitant[2] death or upgrade.

•   The date the policy to which this rider is attached is assigned or if the owner is changed without our approval.

•   Termination allowed within 30 day window following each 5th rider anniversary.

•   After termination, there is no wait period to re-add the rider, assuming the rider is still being offered.

•   The rider will be terminated the date we receive written notice from you requesting termination.

1Rider form number may be found on the bottom left corner of your rider pages.

2If the rider’s Joint Life option has been elected for an additional fee, the benefits and features available could differ from the Single Life Option based on the age of the annuitant’s spouse.

3This rider and additional options may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the riders. The application and operation of the riders are governed by the terms and conditions of the rider itself.

WRL FREEDOM PREMIER® III VARIABLE ANNUITY

Issued by

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY*

Separate Account VA U

Supplement Dated October 1, 2014

to the

Statement of Additional Information dated May 1, 2014

The following hereby amends and supplements your Statement of Additional Information:

*Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) merged with and into its affiliate Transamerica Premier Life Insurance Company (“TPLIC”). Before the merger, the WRL Freedom Premier® III Variable Annuity policies (“Policies”) were issued by Western Reserve. Upon consummation of the Merger, Western Reserve’s corporate existence ceased by operation of law, and TPLIC became responsible for all liabilities and obligations of Western Reserve, including those created under the Policies.

The following updates the Distribution of the Policies section of the Statement of Additional Information:

The Policies are no longer sold to new purchasers.

The following hereby replaces the Independent Registered Public Accounting Firm section of the Statement of Additional Information:

Independent Registered Public Accounting Firm

The financial statements of the Separate Account VA U at December 31, 2013, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company (formerly known as Monumental Life Insurance Company) at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, and Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012 (restated), and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, Suite 3000, 801 Grand Avenue, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

The following hereby replaces the Financial Statements section of the Statement of Additional Information:

Financial Statements

The values of your interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Western Reserve and TPLIC financial statements, which are included in this SAI, should be considered only as bearing on the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

The statutory basis financial statements of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) and Western Reserve Life Assurance Co. of Ohio, and the audited financial statements (U.S. GAAP basis) of the Separate Account VA U are included herein. Unaudited pro forma combined financials statements showing the effects of the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company as of December 31, 2013, are also included.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (WRL) will merge with and into its affiliate, Transamerica Premier Life Insurance Company (TPLIC), f.k.a. Monumental Life Insurance Company. Upon consummation of the merger, WRL’s corporate existence will cease by operation of law, whereby TPLIC will assume legal ownership of all of the assets and responsibility for all of the liabilities and obligations of WRL. The accompanying unaudited pro forma condensed combined statutory basis financial statements have been prepared in accordance with statutory accounting principles, which includes the balance sheet as of December 31, 2013 and income statements for the years ended 2013, 2012 and 2011 in a combined manner, as if the two entities had merged. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

The unaudited pro forma condensed financial data is not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the merger occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of WRL and Monumental Life Insurance Company (renamed TPLIC), which are included in this registration statement.

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
ASSETS
1.	Bonds		$1,448,053,453	$12,381,999,416	$0		$13,830,052,869
2.	Stocks:
	2.1	Preferred stocks	0	9,540,762			9,540,762
	2.2	Common stocks	35,347,839	62,267,638			97,615,477
3.	Mortgage loans on real estate:
	3.1	First liens	77,804,931	1,692,859,515			1,770,664,446
	3.2	Other than first liens	0	0			0
4.	Real estate
	4.1	Properties occupied by the company	27,382,074	0			27,382,074
	4.2	Properties held for production of income	0	384,967			384,967
	4.3	Properties held for sale	6,259,139	6,900,282			13,159,421
5.	Cash, cash equivalents and short-term investments		110,546,907	558,922,981			669,469,888
6.	Contract loans (including $ 0 premium notes)		442,799,902	470,548,651			913,348,553
7.	Derivatives		0	186,389,116			186,389,116
8.	Other invested assets		3,011,913	796,355,167			799,367,080
9.	Receivable for securities		0	62			62
10.	Securities lending reinvested collateral assets		88,265,219	322,209,041			410,474,260
11.	Aggregate write-ins for invested assets		0	9,006,454			9,006,454

12.	Subtotals, cash and invested assets (Lines 1 to 9)		2,239,471,377	16,497,384,052	0		18,736,855,429

13.	Title plants less $0 charged off (for Title insurers only)		0	0	0		0
14.	Investment income due and accrued		17,360,751	166,253,130			183,613,881
15.	Premiums and considerations:
	15.1	Uncollected premiums and agents’ balances in course of collection	102,285	46,971,091			47,073,376
	15.2	Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	2,662,663	131,157,528			133,820,191
	15.3.	Accrued retrospective premiums	0	0			0
16.	Reinsurance:
	16.1	Amounts recoverable from reinsurers	1,909,962	6,374,104			8,284,066
	16.2	Funds held by or deposited with reinsured companies	0	0			0
	16.3	Other amounts receivable under reinsurance contracts	0	12,333,424			12,333,424
17.	Amounts receivable relating to uninsured plans		0	0			0
18.1	Current federal and foreign income tax recoverable and interest thereon		0	5,495,809			5,495,809
18.2	Net deferred tax asset		86,384,460	162,711,377			249,095,837
19.	Guaranty funds receivable or on deposit		943,953	3,242,833			4,186,786
20.	Electronic data processing equipment and software		0	0			0
21.	Furniture and equipment, including health care delivery assets ($0)		0	0			0
22.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
23.	Receivable from parent, subsidiaries and affiliates		19,858,988	57,107,606			76,966,594
24.	Health care ($0) and other amounts receivable		0	0			0
25.	Aggregate write-ins for other than invested assets		82,148,235	264,540,509	0		346,688,744

26.	Total assets excluding Separate Accounts business (Lines 12 to 25)		2,450,842,674	17,353,571,463	0		19,804,414,137

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total (Lines 27 and 28)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

DETAILS OF ASSET WRITE-INS (Line 11)
Receivable for derivative cash collateral			$0	$219,679	$0		$219,679
Invested asset collateral balance			0	$8,786,775			$8,786,775

TOTAL OF ASSETS WRITE-INS FOR LINES 11			$0	$9,006,454	$0		$9,006,454

DETAILS OF ASSET WRITE-INS (Line 25)
Accounts receivable			$5,846,847	$41,164,204	$0		$47,011,051
Contribution receivable from parent			0	135,000,000			135,000,000
Estimated premium tax offsets related to the provision for future GFA			222,285	847,186			1,069,471
Investment receivable			37,483	752,104			789,587
Company owned life insurance			75,881,155	79,732,778			155,613,933
Goodwill			0	6,582,224			6,582,224
State transferable tax credits			160,465	462,013			622,478

TOTAL OF ASSETS WRITE-INS FOR LINES 25			$82,148,235	$264,540,509	$0		$346,688,744

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
LIABILITIES
1.	Aggregate reserve for life contracts		$1,909,589,432	$9,259,113,572	$0		$11,168,703,004
2.	Aggregate reserve for accident and health contracts		1,157,547	716,358,263			717,515,810
3.	Liability for deposit-type contracts		21,519,616	675,894,726			697,414,342
4.	Contract claims:
	4.1	Life	25,085,544	127,458,689			152,544,233
	4.2	Accident and health	0	110,668,627			110,668,627
5.	Policyholders’ dividends and coupons due and unpaid		0	75,358			75,358
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1	Dividends apportioned for payment to December 31, 2005	0	1,293,678			1,293,678
	6.2	Dividends not yet apportioned	0	0			0
	6.3	Coupons and similar benefits	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount		34,996	5,226,469			5,261,465
9.	Contract liabilities not included elsewhere:
	9.1	Surrender values on canceled contracts	0	0			0
	9.2	Provision for experience rating refunds	0	6,735,207			6,735,207
	9.3	Other amounts payable on reinsurance	2,408,262	2,949,115			5,357,377
	9.4	Interest Maintenance Reserve	25,813,207	302,887,952			328,701,159
10.	Commissions to agents due or accrued		74,671	22,153,370			22,228,041
11.	Commissions and expense allowances payable on reinsurance assumed		—	1,870,790			1,870,790
12.	General expenses due or accrued		6,446,238	5,113,171			11,559,409
13 .	Transfers to Separate Accounts due or accrued		(212,707,836)	(2,957,359)			(215,665,195)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes		4,350,885	23,288,386			27,639,271
15.1.	Current federal and foreign income taxes		17,160,329	0			17,160,329
15.2.	Net deferred tax liability		0	0			0
16.	Unearned investment income		9,736,113	5,639,380			15,375,493
17.	Amounts withheld or retained by company as agent or trustee		944,020	36,161,821			37,105,841
18.	Amounts held for agents’ account, including agents’ credit balance		120,119	1,072,781			1,192,900
19.	Remittances and items not allocated		10,776,233	4,159,410			14,935,643
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
21.	Liability for benefits for employees and agents if not included above		0	0			0
22.	Borrowed money and interest thereon		26,717,773	53,453,126			80,170,899
23.	Dividends to stockholders declared and unpaid		0	0			0
24.	Miscellaneous liabilities:
	24.1	Asset valuation reserve	17,642,203	243,971,748			261,613,951
	24.2	Reinsurance in unauthorized companies	0	1,979,758			1,979,758
	24.3	Funds held under reinsurance treaties with unauthorized reinsurers	78,160,850	4,274,528,544			4,352,689,394
	24.4	Payable to parent, subsidiaries and affiliates	0	0			0
	24.5	Drafts outstanding	0	0			0
	24.6	Liability for amounts held under uninsured accident and health plans	0	0			0
	24.7	Funds held under coinsurance	0	(17,903)			(17,903)
	24.8	Derivatives	4,100,401	25,231,400			29,331,801
	24.9	Payable for securities	8,000,000	177			8,000,177
	24.10	Payable for securities lending	88,265,219	322,209,046			410,474,265
	24.11	Capital notes and interest thereon	0	0			0
25.	Aggregate write-ins for liabilities		0	155,827,442	0		155,827,442

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)		2,045,395,822	16,382,346,744	0		18,427,742,566

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total liabilities (Line 26 and 27)		$9,014,872,565	$30,908,349,522	$0		$39,923,222,087

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Payable for derivative cash collateral			$0	$150,114,562	$0		$150,114,562
Deferred derivative gain/loss			0	3,616,019			3,616,019
Synthetic GICs and provision for liquidity reserves			0	1,296,861			1,296,861
Interest payable on surplus notes			0	800,000			800,000

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25			$0	$155,827,442	$0		$155,827,442

SURPLUS AND OTHER FUNDS
29.	Common capital stock		$2,500,000	$10,137,150	$(2,500,000)	A	$10,137,150
30.	Preferred capital stock		0	0	0		0
31.	Aggregate write-ins for other than special surplus funds		0	0			0
32.	Surplus notes		0	160,000,000			160,000,000
33.	Gross paid in and contributed surplus		149,627,109	757,198,973	2,500,000	A	909,326,082
34.	Aggregate write-ins for special surplus funds		0	0			0
35.	Unassigned funds (surplus)		253,319,743	43,888,596	0		297,208,339
36.	Less treasury stock, at cost:
	36.1	Common shares	0	0			0
	36.2	Preferred shares	0	0			0
37.	Surplus (Total lines 31+32+33+34+35-36)		402,946,852	961,087,569	2,500,000		1,366,534,421

38.	Totals of Lines 29, 30 and 37		405,446,852	971,224,719	0		1,376,671,571

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

*	This balance sheet is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement balance sheets for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$538,421,190	$1,586,270,078	$0		$2,124,691,268
2	Considerations for supplementary contracts with life contingencies	2,669,815	120,206,309			122,876,124
3	Net investment income	92,490,364	729,328,837			821,819,201
4	Amortization of Interest Maintenance Reserve (IMR)	767,365	15,572,471			16,339,836
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(15,256,488)	209,399,681			194,143,193
7	Reserve adjustments on reinsurance ceded	(13,389,610)	(226,237,769)			(239,627,379)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,415,707	40,882,844			332,298,551
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	23,275,893	15,358,736	0		38,634,629

9	Totals (Lines 1 to 8.3)	920,394,236	2,490,781,187	0		3,411,175,423

10	Death benefits	70,180,365	239,620,179			309,800,544
11	Matured endowments (excluding guaranteed annual pure endowments)	20,665	9,689,204			9,709,869
12	Annuity benefits	19,270,127	313,063,790			332,333,917
13	Disability benefits and benefits under accident and health contracts	1,580,884	272,277,322			273,858,206
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	541,358,940	1,019,521,589			1,560,880,529
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	475,650	40,362,252			40,837,902
18	Payments on supplementary contracts with life contingencies	3,276,454	34,080,716			37,357,170
19	Increase in aggregate reserves for life and accident and health contracts	127,763,858	(57,398,129)	0		70,365,729

20	Totals (Lines 10 to 19)	763,926,943	1,871,216,923	0		2,635,143,866
21	Commissions on premiums, annuity considerations and deposit-type contract funds	155,583,798	275,345,715			430,929,513
22	Commissions and expense allowances on reinsurance assumed	0	42,743,256			42,743,256
23	General insurance expenses	72,084,952	220,220,369			292,305,321
24	Insurance taxes, licenses and fees, excluding federal income taxes	18,954,377	46,267,149			65,221,526
25	Increase in loading on deferred and uncollected premiums	77,142	(2,835,678)			(2,758,536)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(280,807,082)	(312,793,145)			(593,600,227)
27	Aggregate write-ins for deductions	16,255,075	147,145,291	0		163,400,366

28	Totals (Lines 20 to 27)	746,075,205	2,287,309,880	0		3,033,385,085

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	174,319,031	203,471,307	0		377,790,338
30	Dividends to policyholders	20,746	1,258,647			1,279,393

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	174,298,285	202,212,660	0		376,510,945
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	25,591,702	23,987,115			49,578,817

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	148,706,583	178,225,545	0		326,932,128
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	11,102,563	(11,351,095)			(248,532)

35	Net income (Line 33 plus Line 34)	$159,809,146	$166,874,450	$0		$326,683,596

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$338,415,864	$811,320,218	$0		$1,149,736,082
37	Net income (Line 35)	159,809,146	166,874,450			326,683,596
38	Change in net unrealized capital gains (losses)	4,188,807	96,957,088			101,145,895
39	Change in net unrealized foreign exchange capital gain (loss)	0	(1,426,888)			(1,426,888)
40	Change in net deferred income tax	(14,828,899)	1,497,207			(13,331,692)
41	Change in nonadmitted assets and related items	(11,137,898)	3,579,313			(7,558,585)
42	Change in liability for reinsurance in unauthorized companies	264,898	187,382			452,280
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(5,603,238)	(51,980,043)			(57,583,281)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	135,925,882	2,500,000	A	138,425,882
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(15,661,828)	(63,742,772)			(79,404,600)
52	Dividends to stockholders	(50,000,000)	(135,000,000)			(185,000,000)
53	Aggregate write-ins for gains and losses in surplus	0	7,032,882			7,032,882

54	Net change in capital and surplus (Lines 37 through 53)	67,030,988	159,904,501	0		226,935,489

55	Capital and surplus as of statement date (Lines 36 + 54)	$405,446,852	$971,224,719	$0		$1,376,671,571

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$18,494,295	$11,387,733	$0		$29,882,028
	Income earned on company owned life insurance	3,607,401	2,504,067			6,111,468
	Surrender charges	0	774,952			774,952
	Consideration on reinsurance recaptured	1,174,197	691,984			1,866,181

	TOTAL WRITE-INS FOR LINE 8.3	$23,275,893	$15,358,736	$0		$38,634,629

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(580)	246,617			246,037
	Fines and penalties	1,948	154,566			156,514
	Funds withheld ceded investment income	16,253,707	138,639,686			154,893,393
	Reinsurance Allowances	0	0			0
	Modco reserve adjustment	0	(10,254)			(10,254)
	Foreign currency translation adjustment	0	0			0
	Change in synthetic GICs and provision for liquidity guarantees	0	(1,485,324)			(1,485,324)

	TOTAL WRITE-INS FOR LINE 27	$16,255,075	$147,145,291	$0		$163,400,366

DETAILS OF WRITE-INS (Line 53)
	Correction of error- change in nonadmitted deferred tax assets	$0	$7,032,882	$0		$7,032,882
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$7,032,882	$0		$7,032,882

*	This income statement is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$486,919,136	$1,497,625,426	$0		$1,984,544,562
2	Considerations for supplementary contracts with life contingencies	(2,210,995)	24,091,339			21,880,344
3	Net investment income	81,728,965	822,313,801			904,042,766
4	Amortization of Interest Maintenance Reserve (IMR)	1,516,879	11,028,711			12,545,590
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(3,414,666)	377,804,411			374,389,745
7	Reserve adjustments on reinsurance ceded	(24,697,078)	(762,678,546)			(787,375,624)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	300,860,490	36,700,565			337,561,055
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	19,035,109	8,497,450	0		27,532,559

9	Totals (Lines 1 to 8.3)	859,737,840	2,015,383,157	0		2,875,120,997

10	Death benefits	70,668,289	183,519,981			254,188,270
11	Matured endowments (excluding guaranteed annual pure endowments)	22,545	11,213,370			11,235,915
12	Annuity benefits	21,113,855	306,294,955			327,408,810
13	Disability benefits and benefits under accident and health contracts	871,144	281,497,472			282,368,616
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	423,202,502	824,936,262			1,248,138,764
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	649,406	36,904,416			37,553,822
18	Payments on supplementary contracts with life contingencies	2,238,541	18,437,164			20,675,705
19	Increase in aggregate reserves for life and accident and health contracts	35,664,048	(483,691,447)	0		(448,027,399)

20	Totals (Lines 10 to 19)	554,430,330	1,179,112,173	0		1,733,542,503
21	Commissions on premiums, annuity considerations and deposit-type contract funds	160,308,691	258,895,773			419,204,464
22	Commissions and expense allowances on reinsurance assumed	0	48,695,771			48,695,771
23	General insurance expenses	74,016,655	218,791,750			292,808,405
24	Insurance taxes, licenses and fees, excluding federal income taxes	17,897,862	31,214,586			49,112,448
25	Increase in loading on deferred and uncollected premiums	(54,095)	(4,719,414)			(4,773,509)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(107,485,224)	(189,380,197)			(296,865,421)
27	Aggregate write-ins for deductions	12,038,761	216,975,741	0		229,014,502

28	Totals (Lines 20 to 27)	711,152,980	1,759,586,183	0		2,470,739,163

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	148,584,860	255,796,974	0		404,381,834
30	Dividends to policyholders	21,801	1,279,154			1,300,955

31	Net gain from operations after dividends to policyholders and before federal income (Line 29 minus Line 30)	148,563,059	254,517,820	0		403,080,879
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	13,976,714	103,095,420			117,072,134

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	134,586,345	151,422,400	0		286,008,745
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(4,590,812)	(7,876,251)			(12,467,063)

35	Net income (Line 33 plus Line 34)	$129,995,533	$143,546,149	$0		$273,541,682

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$275,198,023	$980,853,380	$0		$1,256,051,403
37	Net income (Line 35)	129,995,533	143,546,149			273,541,682
38	Change in net unrealized capital gains (losses)	117,589	(34,637,639)			(34,520,050)
39	Change in net unrealized foreign exchange capital gain (loss)	0	1,378,866			1,378,866
40	Change in net deferred income tax	(12,436,991)	822,923			(11,614,068)
41	Change in nonadmitted assets and related items	(9,918,907)	(29,675,578)			(39,594,485)
42	Change in liability for reinsurance in unauthorized companies	—	500,492			500,492
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(3,200,787)	(9,467,487)			(12,668,274)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	481,720	2,500,000	A	2,981,720
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(33,519,286)	207,517,392			173,998,106
52	Dividends to stockholders	(27,000,000)	(450,000,000)			(477,000,000)
53	Aggregate write-ins for gains and losses in surplus	—	—			0

54	Net change in capital and surplus (Lines 37 through 53)	44,037,151	(169,533,162)	0		(125,496,011)

55	Capital and surplus as of statement date (Lines 36 + 54)	$319,235,174	$811,320,218	$0		$1,130,555,392

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,160,566	$5,094,642	$0		$22,255,208
	Income earned on company owned life insurance	1,874,543	2,445,497			4,320,040
	Surrender charges	0	922,816			922,816
	Consideration on reinsurance recaptured	0	34,495			34,495

	TOTAL WRITE-INS FOR LINE 8.3	$19,035,109	$8,497,450	$0		$27,532,559

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(112)	(319,009)			(319,121)
	Fines and penalties	989	4,535			5,524
	Funds withheld ceded investment income	12,037,884	213,972,859			226,010,743
	Reinsurance Allowances	0	5,385			5,385
	Modco reserve adjustment	0	(10,045)			(10,045)
	Foreign currency translation adjustment	0	(4,228,000)			(4,228,000)
	Change in synthetic GICs and provision for liquidity guarantees	0	(2,049,984)			(2,049,984)

	TOTAL WRITE-INS FOR LINE 27	$12,038,761	$216,975,741	$0		$229,014,502

DETAILS OF WRITE-INS (Line 53)
		$0	$0	$0		$0
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$0	$0		$0

*	This income statement is an unaudited consolidation of the December 31, 2012 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$479,669,678	$1,391,712,990	$0		$1,871,382,668
2	Considerations for supplementary contracts with life contingencies	929,177	11,508,812			12,437,989
3	Net investment income	80,031,434	842,041,493			922,072,927
4	Amortization of Interest Maintenance Reserve (IMR)	1,325,917	4,411,559			5,737,476
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(41,716,042)	529,883,046			488,167,004
7	Reserve adjustments on reinsurance ceded	(31,044,498)	(151,483,511)			(182,528,009)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	312,161,423	34,847,072			347,008,495
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	20,019,069	8,884,717	0		28,903,786

9	Totals (Lines 1 to 8.3)	821,376,158	2,671,806,178	0		3,493,182,336

10	Death benefits	64,792,471	183,623,096			248,415,567
11	Matured endowments (excluding guaranteed annual pure endowments)	20,646	9,811,580			9,832,226
12	Annuity benefits	25,823,646	275,877,445			301,701,091
13	Disability benefits and benefits under accident and health contracts	1,214,897	305,136,009			306,350,906
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	614,466,490	731,102,194			1,345,568,684
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	797,706	40,623,746			41,421,452
18	Payments on supplementary contracts with life contingencies	1,333,270	17,015,971			18,349,241
19	Increase in aggregate reserves for life and accident and health contracts	85,582,954	(92,560,336)	0		(6,977,382)

20	Totals (Lines 10 to 19)	794,032,080	1,470,629,705	0		2,264,661,785
21	Commissions on premiums, annuity considerations and deposit-type contract funds	138,136,489	253,225,339			391,361,828
22	Commissions and expense allowances on reinsurance assumed	0	67,337,377			67,337,377
23	General insurance expenses	84,131,616	223,932,675			308,064,291
24	Insurance taxes, licenses and fees, excluding federal income taxes	14,478,324	28,925,224			43,403,548
25	Increase in loading on deferred and uncollected premiums	11,427	(4,278,103)			(4,266,676)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(258,667,339)	(136,669,812)			(395,337,151)
27	Aggregate write-ins for deductions	39,366,107	225,231,807	0		264,597,914

28	Totals (Lines 20 to 27)	811,488,704	2,128,334,212	0		2,939,822,916

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	9,887,454	543,471,966	0		553,359,420
30	Dividends to policyholders	23,797	1,341,907			1,365,704

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	9,863,657	542,130,059	0		551,993,716
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	9,379,020	31,580,088			40,959,108

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	484,637	510,549,971	0		511,034,608
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(12,431,038)	(28,842,181)			(41,273,219)

35	Net income (Line 33 plus Line 34)	$(11,946,401)	$481,707,790	$0		$469,761,389

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$511,264,493	$1,174,423,154	$0		$1,685,687,647
37	Net income (Line 35)	(11,946,401)	481,707,790			469,761,389
38	Change in net unrealized capital gains (losses)	(3,720,586)	(12,830,567)			(16,551,153)
39	Change in net unrealized foreign exchange capital gain (loss)	0	747,269			747,269
40	Change in net deferred income tax	18,336,654	218,164,768			236,501,422
41	Change in nonadmitted assets and related items	(27,615,648)	(246,969,162)			(274,584,810)
42	Change in liability for reinsurance in unauthorized companies	(104,262)	(233,738)			(338,000)
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	378,352	(30,846,724)			(30,468,372)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	175,092	2,500,000	A	2,675,092
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	41,629,207	(321,586,829)			(279,957,622)
52	Dividends to stockholders	(250,000,000)	(300,000,000)			(550,000,000)
53	Aggregate write-ins for gains and losses in surplus	(3,023,786)	18,102,327			15,078,541

54	Net change in capital and surplus (Lines 37 through 53)	(236,066,470)	(193,569,774)	0		(429,636,244)

55	Capital and surplus as of statement date (Lines 36 + 54)	$275,198,023	$980,853,380	$0		$1,256,051,403

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,739,643	$5,350,789	$0		$23,090,432
	Income earned on company owned life insurance	2,279,426	2,386,749			4,666,175
	Surrender charges	0	1,147,179			1,147,179

	TOTAL WRITE-INS FOR LINE 8.3	$20,019,069	$8,884,717	$0		$28,903,786

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	0	(140,105)			(140,105)
	Fines and penalties	514	18,999			19,513
	Funds withheld ceded investment income	10,065,593	211,608,375			221,673,968
	Reinsurance Allowances	0	6,173			6,173
	Modco reserve adjustment	0	(21,045)			(21,045)
	Consideration on reinsurance recaptured	29,300,000	3,039,400			32,339,400
	Change in synthetic GICs and provision for liquidity guarantees	0	1,120,010			1,120,010

	TOTAL WRITE-INS FOR LINE 27	$39,366,107	$225,231,807	$0		$264,597,914

DETAILS OF WRITE-INS (Line 53)
	Change in admitted deferred tax assets pursuant to SSAP No. 10R	$(3,023,786)	$23,738,700	$0		$20,714,914
	Correction of error—funds withheld investment income	0	(5,636,373)			(5,636,373)

	TOTAL WRITE-INS FOR LINE 53	$(3,023,786)	$18,102,327	$0		$15,078,541

*	This income statement is an unaudited consolidation of the December 31, 2011 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Eliminations:

The following eliminations have been made to the combined WRL and TPLIC financial statements to more accurately depict the resultant combination of the entities in accordance with statutory accounting principles.

A - Reflect cancellation of WRL’s common stock held by AEGON USA, LLC:

WRL common capital stock owned by AEGON USA, LLC prior to merger	$2,500,000

WRL’s common shares shall be deemed cancelled by operation of law. As AEGON USA, LLC owns 100% of the common shares of Commonwealth General Corporation (CGC), a Delaware holding company, who in turn will own 100% of TPLIC, and AEGON USA also owns 100% of WRL, AEGON USA is indifferent as to the consideration issued in the merger, since such issuance is meaningless to AEGON USA as an economic matter. Under these circumstances, AEGON USA agrees to accept one share of common stock of CGC in exchange for its agreement to merge WRL into TPLIC.

Overview of eliminations by statutory financial lines:

Balance Sheet Adjustments:
Surplus and Other Fund Adjustments:
Line 29 - Common capital stock	$(2,500,000)
Line 30 - Preferred capital stock	-
Line 33 - Gross paid in & contributed surplus	2,500,000
Line 35 - Unassigned	—

Total Surplus and Other Fund Adjustments	$—

Income Statement Adjustments:
Net Income Adjustments:
$—

Total Net Income Adjustments	$—

Capital and Surplus Adjustments:
Line 36 - Capital and surplus as of the prior year	$—
Line 37 - Net Income	—
Line 38 - Change in net unrealized capital gains (losses)	—
Line 41 - Change in non-admitted assets and related items	—
Line 50.1 - Capital paid in	(2,500,000)
Line 51.1 - Surplus paid in	2,500,000

Total Change in Capital and Surplus Adjustments	$—

F I N A N C I A L     S T A T E M E N T S     A N D     S C H E D U L E S – S T A T U T O R Y     B A S I S

Western Reserve Life Assurance Co. of Ohio

Years Ended December 31, 2013, 2012 (restated) and 2011

Western Reserve Life Assurance Co. of Ohio

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 (restated) and 2011

Report of Independent Auditors

The Board of Directors

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis financial statements of Western Reserve Life Assurance Company of Ohio, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Ohio the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Restatement

As discussed in Note 1 to the financial statements, the 2012 financial statements have been restated to correct an error in accounting for affiliated reinsurance receivables. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

April 28, 2014

2

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Admitted assets
Cash and invested assets:
Bonds	$1,448,053	$1,116,229
Common stocks:
Affiliated entities (cost: 2013- $24,343; 2012- $22,921)	35,348	31,844
Unaffiliated entities (cost: 2013- $0; 2012- $117)	—	117
Mortgage loans on real estate	77,805	50,714
Real estate, at cost less accumulated depreciation (2013 - 14,745; 2012 - $12,942)
Home office properties	27,382	35,209
Properties held for sale	6,259	—
Cash, cash equivalents and short-term investments	110,547	184,234
Policy loans	442,800	411,101
Securities lending reinvested collateral assets	88,265	84,899
Other invested assets	3,012	3,293

Total cash and invested assets	2,239,471	1,917,640
Net deferred income tax asset	86,385	105,141
Premiums deferred and uncollected	2,765	2,735
Reinsurance receivable	1,910	3,358
Receivable from parent, subsidiaries and affiliates	19,859	10,992
Investment income due and accrued	17,361	14,224
Cash surrender value of life insurance policies	75,881	75,295
Other admitted assets	7,210	7,263
Separate account assets	6,969,477	6,477,241

Total admitted assets	$9,420,319	$8,613,889

3

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$1,520,248	$1,300,741
Annuity	389,341	481,279
Accident and health	1,158	963
Life policy and contract claim reserves	25,085	26,339
Liability for deposit-type contracts	21,520	14,647
Other policyholders’ funds	35	41
Interest maintenance reserve	25,813	28,678
Remittances and items not allocated	10,776	9,670
Federal income taxes payable	17,160	17,951
Transfers from separate accounts due or accrued	(212,708)	(285,883)
Asset valuation reserve	17,642	12,039
Reinsurance in unauthorized companies	—	265
Funds held under coinsurance and other reinsurance treaties	78,161	54,464
Unearned investment income	9,736	9,509
Payable for securities	8,000	—
Payable for securities lending	88,265	83,058
Derivatives	4,100	1,841
Other liabilities	41,062	42,630
Separate account liabilities	6,969,477	6,477,241

Total liabilities	9,014,871	8,275,473
Capital and surplus:
Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	149,627	149,627
Unassigned surplus	253,321	186,289

Total capital and surplus	405,448	338,416

Total liabilities and capital and surplus	$9,420,319	$8,613,889

See accompanying notes.

4

Western Reserve Life Assurance Co. of Ohio

Statement of Operations – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	Year Ended December 31
	2013	2012	2011
		Restated
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$525,693	$469,503	$456,926
Annuity	12,952	13,547	22,244
Accident and health	2,446	1,658	1,429
Net investment income	92,490	81,729	80,031
Amortization of interest maintenance reserve	767	1,516	1,326
Commissions and expense allowances on reinsurance ceded	(15,257)	(8,070)	(41,716)
Reserve adjustments on reinsurance ceded	(13,390)	(13,198)	(31,044)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291,416	300,860	312,161
Income earned on company owned life insurance	3,607	1,875	2,279
Consideration received on reinsurance recapture	1,174	—	—
Income from administrative service agreement with affiliate	24,966	23,814	24,411
Other	(6,470)	(6,652)	(6,671)

	920,394	866,582	821,376
Benefits and expenses:
Benefits paid or provided for:
Life	70,180	70,941	64,792
Surrender benefits	541,359	423,203	418,362
Annuity benefits	19,270	21,114	25,824
Other benefits	5,354	3,781	3,367
Increase (decrease) in aggregate reserves for policies and contracts:
Life	219,507	94,292	66,540
Annuity	(91,938)	(59,074)	19,085
Accident and health	195	446	(42)

	763,927	554,703	597,928
Insurance expenses:
Commissions	155,584	160,309	138,136
General insurance expenses	72,085	74,017	84,132
Taxes, licenses and fees	18,954	17,898	14,478
Net transfers from separate accounts	(280,807)	(107,485)	(62,563)
Consideration paid on reinsurance recapture	—	—	29,300
Other expenses	16,332	11,984	10,077

	(17,852)	156,723	213,560

Total benefits and expenses	746,075	711,426	811,488

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains/losses on investments	174,319	155,156	9,888
Dividends to policyholders	21	22	24

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	174,298	155,134	9,864
Federal income tax expense	25,592	20,548	9,379

Gain from operations before net realized capital gains/losses on investments	148,706	134,586	485
Net realized capital gain/ (loss) on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	11,103	(4,591)	(12,431)

Net income (loss)	$159,809	$129,995	$(11,946)

See accompanying notes.

5

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Aggregate Write-ins for Other than Special Surplus Funds	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2011	$2,500	$70,527	$149,627	$288,610	$511,264
Net loss	—	—	—	(11,946)	(11,946)
Change in net unrealized capital gains and losses, net of tax	—	—	—	(3,720)	(3,720)
Change in nonadmitted assets	—	—	—	(27,616)	(27,616)
Change in asset valuation reserve	—	—	—	378	378
Change in liability for reinsurance in unauthorized companies	—	—	—	(104)	(104)
Dividend to stockholder	—	—	—	(250,000)	(250,000)
Change in net deferred income tax asset	—	—	—	18,337	18,337
Change in surplus as a result of reinsurance	—	—	—	41,629	41,629
Change in admitted deferred tax asset pursuant to SSAP No. 10R	—	(3,024)	—	—	(3,024)

Balance at December 31, 2011	2,500	67,503	149,627	55,568	275,198
Net income	—	—	—	129,995	129,995
Change in net unrealized capital gains and losses, net of tax	—	—	—	118	118
Change in nonadmitted assets	—	—	—	(7,849)	(7,849)
Change in asset valuation reserve	—	—	—	(3,201)	(3,201)
Dividend to stockholder	—	—	—	(27,000)	(27,000)
Change in net deferred income tax asset	—	—	—	(12,437)	(12,437)
Change in surplus as a result of reinsurance	—	—	—	(21,315)	(21,315)
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	(67,503)	—	67,503	—
Correction of error - reinsurance	—	—	—	4,907	4,907

Balance at December 31, 2012 - restated	$2,500	$—	$149,627	$186,289	$338,416

6

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012 - restated	$2,500	$149,627	$186,289	$338,416
Net income	—	—	159,809	159,809
Change in net unrealized capital gains and losses, net of tax	—	—	4,189	4,189
Change in nonadmitted assets	—	—	(11,138)	(11,138)
Change in asset valuation reserve	—	—	(5,603)	(5,603)
Change in liability for reinsurance in unauthorized and certified companies	—	—	265	265
Dividend to stockholder	—	—	(50,000)	(50,000)
Change in net deferred income tax asset	—	—	(14,829)	(14,829)
Change in surplus as a result of reinsurance	—	—	(15,661)	(15,661)

Balance at December 31, 2013	$2,500	$149,627	$253,321	$405,448

See accompanying notes.

7

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Operating activities
Premiums collected, net of reinsurance	$540,933	$485,063	$480,756
Net investment income received	96,249	84,038	85,361
Miscellaneous income received	278,156	277,542	271,567
Benefit and loss related payments	(636,087)	(521,038)	(698,717)
Commissions, expenses paid and aggregate write-ins for deductions	(262,111)	(264,731)	(250,591)
Net transfers from separate accounts	354,274	200,378	371,180
Dividends paid to policyholders	(21)	(22)	(24)
Federal and foreign income taxes paid	(25,415)	(5,134)	(88,126)

Net cash provided by operating activities	345,978	256,096	171,406
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	321,363	337,040	263,103
Common stocks	117	2	120
Mortgage loans on real estate	3,846	9,355	6,267
Other invested assets	6	1	—
Securities lending reinvested collateral assets	—	4,729	104,301
Miscellaneous proceeds	21,512	5,275	6

Total investment proceeds	346,844	356,402	373,797
Costs of investments acquired:
Bonds	(657,368)	(562,044)	(212,793)
Common stocks	(825)	(1,143)	(597)
Mortgage loans on real estate	(31,484)	(10,800)	(43,694)
Real estate	(235)	(153)	66
Other invested assets	(651)	(502)	(845)
Securities lending reinvested collateral assets	(3,366)	—	—
Miscellaneous applications	(33)	(4,550)	(18,575)

Total cost of investments acquired	(693,962)	(579,192)	(276,438)
Net increase in policy loans	(31,699)	(5,064)	(14,526)

Net cost of investments acquired	(725,661)	(584,256)	(290,964)

Net cash (used in) provided by investing activities	(378,817)	(227,854)	82,833

8

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Financing and miscellaneous activities
Cash provided (applied):
Net deposits (withdrawals) on deposit-type contracts and other insurance liabilities	(1,417)	1,424	(2,510)
Borrowed funds	331	21,064	5,229
Dividends to stockholder	(50,000)	(27,000)	(250,000)
Funds held under reinsurance treaty with unauthorized reinsurers	23,697	20,836	18,404
Receivable from parent, subsidiaries and affiliates	(8,867)	(8,925)	10,767
Payable to parent, subsidiaries and affiliates	—	(26,732)	6,775
Payable for securities lending	3,366	(4,726)	(104,302)
Other cash provided (applied)	(7,958)	9,696	(10,387)

Net cash (used in) provided by financing and miscellaneous activities	(40,848)	(14,363)	(326,024)

Net (decrease) increase in cash, cash equivalents and short-term investments	(73,687)	13,880	(71,785)
Cash, cash equivalents and short-term investments:
Beginning of year	184,234	170,354	242,139

End of year	$110,547	$184,234	$170,354

See accompanying notes.

9

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of Aegon USA, LLC (Aegon). Aegon is an indirect, wholly owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company’s products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

10

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

11

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under

12

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

13

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10 (SSAP No. 101). Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

14

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow

15

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustments for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate that the Company classifies as held for sale is measured at lower

16

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balance.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, preferred and common stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company did not exclude any investment income due and accrued with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

17

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Total return swaps are used in the asset/liability management process to mitigate the risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or interest rate index) and floating leg (tied to LIBOR) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedge item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no

18

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

cash is exchanged at the outset of initiating the variance swap and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Separate Accounts

Separate accounts held by the Company primarily represent funds which are administered for individual variable universal life and variable annuity contracts. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. The separate accounts, held for individual policyholders, do not have any minimum guarantees, and the investment risks associated with the fair value changes are borne entirely by the policyholder.

The Company received variable contract premiums of $282,851, $305,221 and $349,011, in 2013, 2012 and 2011, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received $291,416, $300,860 and $312,161, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

19

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of premium for periods beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 5.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually

20

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 13 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92

21

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 9 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

22

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 6 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 2 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $67,503 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 5 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes –Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $67,503 at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability

23

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 2 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures to be made in the Notes to the Financial Statements. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R – Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

24

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014 the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of these changes, $1,841 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

Correction of Errors

In 2014 after the filing of the Annual Statement, the Company discovered an error in the reporting of an affiliated modified coinsurance transaction resulting in misstatements of the reserve adjustments on reinsurance ceded, commissions and expense allowances on reinsurance ceded, and benefit expenses in the Statement of Operations. The impact of this error on the aforementioned accounts as of December 31, 2011 was an understatement of net income of $7,549 ($4,907 net of tax). This was corrected and is reflected as a correction of an error in the capital and surplus accounts of the 2012 Statement of Changes in Capital and Surplus. The 2012 financial statements have been restated to properly reflect the impact of the error and the 2013 financial statements have been properly stated.

25

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Restatements

The Company identified errors in its prior year audited statutory financial statements related to affiliated reinsurance receivables. The Company has obtained approval from the Ohio Department of Insurance to restate its 2012 statutory financial statements. The following tables show the impact of the restatement.

	Year Ended December 31, 2012
Balance sheet	As Reported	Adjustment	As Restated
Total admitted assets
Net deferred income tax asset	103,071	2,070	105,141
Receivable from parent, subsidiaries and affiliates	—	10,992	10,992

Total admitted assets	$8,600,827	$13,062	$8,613,889

Total liabilities
Payable to parent	15,332	(15,332)	—
Federal income taxes payable	8,738	9,213	17,951

Total liabilities	$8,281,592	$(6,119)	$8,275,473

	Year Ended December 31, 2012
Statement of Operation	As Reported	Adjustment	As Restated
Commissions and expense allowances on reinsurance ceded	(3,415)	(4,655)	(8,070)
Reserve adjustments on reinsurance ceded	(24,697)	11,499	(13,198)
Benefits paid or provided for: Life	70,668	273	70,941
Gain before benefit from income taxes	148,563	6,571	155,134
Expense from income taxes	13,977	6,571	20,548

Net income	$129,995	$—	$129,995

	Year Ended December 31, 2012
Statement of Changes in Capital and Surplus	As Reported	Adjustment	As Restated
Balance at January 1, 2012	$275,198	$—	$275,198
Net income	129,995	—	129,995
Change in nonadmitted assets	(9,919)	2,070	(7,849)
Change in surplus as a result of reinsurance	(33,519)	12,204	(21,315)
Correction of error - reinsurance	—	4,907	4,907

Balance at December 31, 2012	$319,235	$19,181	$338,416

26

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31, 2012
Consolidated Statement of Cash Flows	As Reported	Adjustment	As Restated
Operating activities:
Miscellaneous income received	258,494	19,048	277,542
Benefit and loss related payments	(520,765)	(273)	(521,038)

Net cash provided by (used in) operating activities	$237,321	$18,775	$256,096

Investing activities:

Net cash (used in) provided by investing activities	$(227,854)	$—	$(227,854)

Financing and miscellaneous activities:
Receivable from parent, subsidiaries and affiliates	2,067	(10,992)	(8,925)
Payable to parent, subsidiaries and affiliates	(11,400)	(15,332)	(26,732)
Other cash provided (applied)	2,147	7,549	9,696

Net cash (used in) provided by financing and miscellaneous activities	$4,412	$(18,775)	$(14,363)

2. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

27

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

28

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash in not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunctions with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions.

29

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable from/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Investment Contract Liabilities: The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 6, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

30

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$106,781	$106,781	$—	$106,781	$—	$—
Bonds	1,481,846	1,448,053	92,402	1,360,214	29,230	—
Mortgage loans on real estate	79,470	77,805	—	—	79,470	—
Other invested assets	500	500	—	500	—	—
Policy loans	442,800	442,800	—	442,800	—	—
Securities lending reinvested collateral	88,261	88,265	—	88,261	—	—
Receivable from parent, subsidiaries and affiliates	19,859	19,859	—	19,859	—	—
Separate account assets	6,969,477	6,969,477	6,969,477	—	—	—
Liabilities
Investment contract liabilities	415,572	408,065	—	3,735	411,837	—
Deposit-type contracts	21,520	21,520	—	21,520	—	—
Equity swaps	4,100	4,100	—	4,100	—	—
Separate account annuity liabilities	3,383,676	3,383,676	—	3,383,676	—	—

	December 31 2012 - restated
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$182,489	$182,489	$—	$182,489	$—	$—
Bonds	1,205,473	1,116,229	72,215	1,124,699	8,559	—
Common stocks, other than affiliates	117	117	117	—	—	—
Mortgage loans on real estate	52,182	50,714	—	—	52,182	—
Policy loans	411,101	411,101	—	411,101	—	—
Securities lending reinvested collateral	84,804	84,899	—	84,804	—	—
Receivable from parent, subsidiaries and affiliates	10,992	10,992	—	10,992	—	—
Separate account assets	6,477,241	6,477,241	6,477,241	—	—	—
Liabilities
Investment contract liabilities	495,984	493,117	—	9,346	486,638	—
Deposit-type contracts	14,647	14,647	—	14,647	—	—
Interest rate swaps	1,841	1,841	—	1,841	—	—
Separate account annuity liabilities	3,251,991	3,251,991	—	3,251,991	—	—

31

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,455	$551	$2,006

Total bonds	—	1,455	551	2,006
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	61,490	—	61,490
Mutual funds	—	45,194	—	45,194
Sweep accounts	—	94	—	94

Total Short-term	—	106,781	—	106,781
Separate account assets	—	—	—	—

Total assets at fair value	$—	$108,236	$551	$108,787

Liabilities:
Derivative liabilities	$—	$4,100	$—	$4,100

Total liabilities at fair value	$—	$4,100	$—	$4,100

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,246	$555	$1,801

Total bonds	—	1,246	555	1,801
Common stock
Industrial and miscellaneous	117	—	—	117

Total common stock	117	—	—	117
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	134,981	—	134,981
Mutual funds	—	47,260	—	47,260
Sweep accounts	—	245	—	245

Total Short-term	—	182,489	—	182,489
Separate account assets	6,477,241	—	—	6,477,241

Total assets at fair value	$6,477,358	$183,735	$555	$6,661,648

32

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

33

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets and liabilities classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$555	$—	$—	$43	$(27)

Total	$555	$—	$—	$43	$(27)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2013
Bonds
Other	$—	$—	$—	$20	$551

Total	$—	$—	$—	$20	$551

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$559	$—	$—	$51	$(25)

Total	$559	$—	$—	$51	$(25)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2012
Bonds
Other	$—	$—	$—	$30	$555

Total	$—	$—	$—	$30	$555

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. The Company is exploring the sale of 2 parcels of land adjacent to its home office properties. Therefore, these 2 properties are carried at fair value less cost to sell as of December 31, 2013, which amounts to $6,259. There was no real estate carried at fair value as of December 31, 2012.

34

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified in Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

3. Investments

The carrying amount and estimated fair value of investments in bonds are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$82,813	$1,150	$10	$2,075	$81,878
State, municipal and other government	32,010	759	354	1,246	31,169
Hybrid securities	19,038	2,622	—	—	21,660
Industrial and miscellaneous	936,439	37,152	1,088	15,148	957,355
Mortgage and other asset-backed securities	377,753	17,489	1,079	4,379	389,784

	$1,448,053	$59,172	$2,531	$22,848	$1,481,846

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$52,940	$5,702	$—	$—	$58,642
State, municipal and other government	27,378	3,421	50	—	30,749
Hybrid securities	19,055	864	1,238	—	18,681
Industrial and miscellaneous	720,424	68,173	24	1,072	787,501
Mortgage and other asset-backed securities	296,432	19,586	6,083	35	309,900

	$1,116,229	$97,746	$7,395	$1,107	$1,205,473

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for greater than or equal to twelve months, the Company held 26 and 21 securities with a carrying amount of $49,119 and $51,454 and an unrealized loss of $2,531 and $7,394 with an

35

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

average price of 94.9 and 85.6 (fair value/amortized cost). Of this portfolio, 82.2% and 72.4% were investment grade with associated unrealized losses of $1,394 and $5,266, respectively.

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for less than twelve months, the Company held 178 and 17 securities with a carrying amount of $609,765 and $61,424 and an unrealized loss of $22,848 and $1,107 with an average price of 96.3 and 98.2 (fair value/amortized cost). Of this portfolio, 98.0% and 88.5% were investment grade with associated unrealized losses of $21,926 and $788, respectively.

The estimated fair value of bonds and common stocks with gross unrealized losses at December 31, 2013 and 2012 are as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$540	$64,656	$65,196
State, municipal and other government	1,814	14,149	15,963
Industrial and miscellaneous	27,904	380,486	408,390
Mortgage and other asset-backed securities	16,330	127,625	143,955

	$46,588	$586,916	$633,504

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$—	$550	$550
State, municipal and other government	2,120	—	2,120
Hybrid securities	8,250	—	8,250
Industrial and miscellaneous	641	57,229	57,870
Mortgage and other asset-backed securities	33,049	2,539	35,588

	44,060	60,318	104,378
Unaffiliated common stocks	—	116	116

	$44,060	$60,434	$104,494

36

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepay penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$25,979	$26,476
Due after one year through five years	294,870	311,620
Due after five years through ten years	507,668	510,003
Due after ten years	241,783	243,963

	$1,070,300	$1,092,062
Mortgage and other asset-backed securities	377,753	389,784

	$1,448,053	$1,481,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 or 2011. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2012.

	Amortized
	Cost Basis	OTTI Recognized in Loss
	Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2012
OTTI recognized 4th Quarter:
Inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis	$8,122	$—	$117	$8,005

Total 4th Quarter OTTI on loan-backed securities	8,122	—	117	8,005

Aggregate total	$8,122	$—	$117	$8,005

37

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$4,934	$244	$4,690	$930
2nd quarter present value of cash flows expected to be less than the amortized cost basis	3,857	64	3,793	403
3rd quarter present value of cash flows expected to be less than the amortized cost basis	6,137	505	5,632	1,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	2,378	104	2,274	2,135

Aggregate total	$17,306	$917	$16,389	$5,283

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,582	$10	$1,572	$926
2nd quarter present value of cash flows expected to be less than the amortized cost basis	6,924	56	6,868	2,062
3rd quarter present value of cash flows expected to be less than the amortized cost basis	31	1	30	18
4th quarter present value of cash flows expected to be less than the amortized cost basis	14,707	317	14,390	9,570

Aggregate total	$23,244	$384	$22,860	$12,576

38

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,000	$24	$976	$529
2nd quarter present value of cash flows expected to be less than the amortized cost basis	2,733	80	2,653	1,548
3rd quarter present value of cash flows expected to be less than the amortized cost basis	2,604	25	2,579	1,377
4th quarter present value of cash flows expected to be less than the amortized cost basis	3,821	108	3,713	2,307

Aggregate total	$10,158	$237	$9,921	$5,761

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
35729PPC8	$4,000	$3,869	$131	$3,869	$703	1Q 2013
759950FJ2	934	822	112	822	227	1Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
759950FJ2	818	652	166	652	255	3Q 2013
12668WAC1	813	785	28	785	727	4Q 2013
759950FJ2	201	190	11	190	207	4Q 2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2013
The aggregate amount of unrealized losses	$1,974	$4,389
The aggregate related fair value of securities with unrealized losses	18,285	127,677

39

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2012
The aggregate amount of unrealized losses	$11,568	$35
The aggregate related fair value of securities with unrealized losses	34,850	4,056

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$55,638	$47,292	$41,739
Common stocks	15,510	13,925	18,667
Mortgage loans on real estate	2,542	2,091	1,502
Real estate	4,520	4,409	4,571
Policy loans	22,562	21,841	21,751
Cash, cash equivalents and short-term investments	213	314	386
Derivatives	23	—	(516)
Other invested assets	(764)	(684)	(1,287)
Other	1,250	1,130	515

Gross investment income	101,494	90,318	87,328
Less investment expenses	9,004	8,589	7,297

Net investment income	$92,490	$81,729	$80,031

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$312,963	$324,065	$258,853

Gross realized gains	$3,042	$6,484	$3,231
Gross realized losses	(6,545)	(1,347)	(2,031)

Net realized capital gains (losses)	$(3,503)	$5,137	$1,200

The Company had gross realized losses for the years ended December 31, 2013, 2012, and 2011 of $923, $417 and $311, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds.

40

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(4,426)	$4,720	$889
Common stocks	—	1	—
Mortgage loans	—	252	237
Real estate	(830)	—	—
Cash, cash equivalents and short-term investments	—	—	5
Derivatives	13,326	(4,550)	(13,204)
Other	(33)	(170)	—

	8,037	253	(12,073)
Federal income tax effect	968	(1,153)	402
Transfer to interest maintenance reserve	2,098	(3,691)	(760)

Net realized capital gains (losses) on investments	$11,103	$(4,591)	$(12,431)

The Company did not have any recorded investments in restructured securities at December 31, 2013 and 2011. At December 31, 2012, the Company had recorded investments in restructured securities of $118. The capital gain taken as a direct result of restructures in 2012 was $34. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$4,581	$765	$(999)
Common stocks	1	(1)	(3,237)
Affiliated entities	2,679	342	—
Derivatives	(2,259)	(1,330)	461
Other invested assets	—	222	(206)

Change in unrealized capital gains (losses)	5,002	(2)	(3,981)
Taxes on unrealized capital gains/losses	—	120	261

Change in unrealized capital gains (losses), net of tax	$5,002	$118	$(3,720)

41

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Commercial	Total
AAA - AA	$26,358	$26,358
A	51,447	51,447

	$77,805	$77,805

The credit quality for commercial mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 3.80% and a minimum interest rate of 3.60% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 3.75% and a minimum interest rate of 3.70% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the years ending December 31, 2013 and 2012 at the time of origination was 64% and 70%, respectively. During 2013 and 2012, no loans were transferred from affiliated entities.

42

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$77,805	$—	$77,805
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$50,714	$—	$50,714
(b) 30-59 Days Past Due	—	—	—	—	—	—	-
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013, 2012 and 2011, no mortgage loans were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $759 and $482, respectively.

43

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
South Atlantic	57%	39%	Retail	46%	74%
W. South Central	15	11	Other	34	2
Pacific	12	24	Office	20	24
Middle Atlantic	7	11
W. North Central	6	10
Mountain	3	5

At December 31, 2013, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from two to eight and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from two to thirteen years. There are no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2013 related to these credits.

At December 31, 2012, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from three to nine and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from three to fourteen years. There were no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2012 related to these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$160	$489

Total		$160	$489

		December 31, 2012
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$426	$755

Total		$426	$755

*	The unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

The Company had no non-transferable state tax credits.

44

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2013 and 2012, the Company does not have any contracts, aggregated at a counterparty level, with a positive fair value. At December 31, 2013 and 2012, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $4,100 and $1,841, respectively.

At December 31, 2013 and 2012, respectively, the Company has recorded $(4,100) and $(1,841) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss.

The Company did not recognize any unrealized gains or losses during 2013 or 2012 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay fixed swaps with a notional amount of $690 and $8.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay floating swaps with a notional amount of $14,368 and $0.

The Company recognized net realized gain (losses) from swaps in the amount of $(3,558), $(3,791) and $0 for the years ended December 31, 2013, 2012, and 2011, respectively.

Under exchange traded futures and options, the Company agrees to purchase a specified number of contracts from other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $16,914, $758 and $13,203 for the years ended December 31, 2013, 2012 and 2011, respectively.

45

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Open futures contracts at December 31, 2013 and 2012 are as follows:

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
		DJ EURO STOXX
Long	967	March 2014 Futures	$28,040	$30,054
		HANG SENG IDX
Long	140	January 2014 Futures	162,918	163,331
		S&P 500
Long	306	March 2014 Futures	134,506	140,844
		S&P 500
Short	135	March 2014 Futures	59,917	62,137

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
		DJ EURO STOXX
Long	529	March 2013 Futures	$18,310	$18,290
		HANG SENG IDX
Long	60	January 2013 Futures	8,751	8,779
		S&P 500
Long	44	March 2013 Futures	15,070	15,621

46

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	88,184	—	—	—	88,184
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	26,475	—	—	—	26,475
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,526	—	—	—	3,526
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	18,694	—	—	—	18,694
l. Other restricted assets	—	—	—	—	—

m. Total Restricted Assets	$136,879	$—	$—	$—	$136,879

47

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	84,932	3,252	88,184	0.94	0.94
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	25,986	489	26,475	0.28	0.28
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,567	(41)	3,526	0.04	0.04
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	14,125	4,569	18,694	0.20	0.20
l. Other restricted assets	—	—	—	0.00	0.00

m. Total Restricted Assets	$128,610	$8,269	$136,879	1.46%	1.46%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $18,694 and $14,125, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

4. Reinsurance

The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and

48

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$729,989	$684,163	$670,285
Reinsurance assumed - affiliated	—	—	763
Reinsurance ceded - affiliated	(139,956)	(149,569)	(143,983)
Reinsurance ceded - non-affiliated	(48,942)	(49,886)	(46,466)

Net premiums earned	$541,091	$484,708	$480,599

The Company received reinsurance recoveries in the amount of $126,271, $137,800 (restated) and $129,708 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $16,802 and $18,533, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $491,148 and $631,262, respectively. As of December 31, 2013 and 2012, the amount of reserve credits for reinsurance ceded that represented unauthorized affiliated companies were $433,483 and $571,479, respectively.

The Company would experience no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

On July 1, 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $1,174, life and claim reserves recaptured were $3,296, premiums recaptured were $2,004, and claims recaptured were $956, resulting in a pre-tax loss of $1,081, which was included in the Statement of Operations.

On April 26, 2011, Aegon N.V announced the divestiture of its life reinsurance operations, Transamerica Reinsurance to SCOR SE, a Societas Europaea organized under the laws of France (SCOR), which was effective August 9, 2011.

The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited, an Irish reinsurance company (TIRI). In preparation of the divestiture of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re

49

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

(Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $94,262, which was included in the statement of operations, and a net of tax gain of $63,421 which has been credited directly to unassigned surplus. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the traditional life business that was previously reinsured on a coinsurance funds withheld basis to TIRI, and subsequently reinsured this business to TIRe. The Company paid recapture consideration of $29,300 and released the associated funds withheld liability of $22,729 associated with the recapture, and received an initial ceding commission of $27,400 and established a funds withheld liability of $23,061 on the new cession to TIRe. Life, claim reserves and other assets associated with this block that were exchanged were $86,197, $9,563 and $2,344, respectively. The Company released into income a previously deferred unamortized gain resulting from the original cession of this business to TIRI in the amount of $175 ($120 net of tax) resulting in a pre-tax loss of $99,812 on the recapture which was included in the statement of operations as of December 31, 2011. The cession to TIRe resulted in a net of tax gain of $63,541, which was credited directly to unassigned surplus at December 31, 2011.

Effective April 1, 2011, TIRI, recaptured the BOLI/COLI catastrophic mortality risk that had previously been retro-ceded to the Company. The Company released life and claim reserves of $5,507 and $43, respectively, with no consideration exchanged, resulting in a pre-tax gain of $5,550 which was included in the statement of operations at December 31, 2011.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2011 of $15,661, $21,315 (restated) and $21,792, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2013, 2012 and 2011 were $196,300, $179,100 and $273,000, respectively.

50

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$188,007	$5,014	$193,021
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	188,007	5,014	193,021
Deferred Tax Assets Nonadmitted	98,096	—	98,096

Subtotal (Net Deferred Tax Assets)	89,911	5,014	94,925
Deferred Tax Liabilities	6,726	1,814	8,540

Net Admitted Deferred Tax Assets	$83,185	$3,200	$86,385

	December 31, 2012 – restated
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$204,072	$5,477	$209,549
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	204,072	5,477	209,549
Deferred Tax Assets Nonadmitted	94,756	225	94,981

Subtotal (Net Deferred Tax Assets)	109,316	5,252	114,568
Deferred Tax Liabilities	8,074	1,353	9,427

Net Admitted Deferred Tax Assets	$101,242	$3,899	$105,141

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$(16,065)	$(463)	$(16,528)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(16,065)	(463)	(16,528)
Deferred Tax Assets Nonadmitted	3,340	(225)	3,115

Subtotal (Net Deferred Tax Assets)	(19,405)	(238)	(19,643)
Deferred Tax Liabilities	(1,348)	461	(887)

Net Admitted Deferred Tax Assets	$(18,057)	$(699)	$(18,756)

51

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
		Restated
Ordinary
Policyholder reserves	$87,923	$105,158	(17,235)
Investments	1,436	644	792
Deferred acquisition costs	83,907	85,238	(1,331)
Compensation and benefits accrual	458	470	(12)
Receivables - nonadmitted	13,607	10,866	2,741
Corporate Provision	—	350	(350)
Other (including items <5% of ordinary tax assets)	676	1,346	(670)

Subtotal	188,007	204,072	(16,065)
Nonadmitted	98,096	94,756	3,340

Admitted ordinary deferred tax assets	89,911	109,316	(19,405)
Capital:
Investments	5,014	5,477	(463)
Other (including items <5% of total total capital tax assets)	—	—	—

Subtotal	5,014	5,477	(463)
Nonadmitted	—	225	(225)

Admitted capital deferred tax assets	5,014	5,252	(238)

Admitted deferred tax assets	$94,925	$114,568	$(19,643)

	Year Ended December 31
	2013	2012	Change
		Restated
Deferred Tax Liabilities:
Ordinary
Investments	$27	$295	$(268)
§807(f) adjustment	6,075	7,769	(1,694)
Other (including items <5% of total ordinary tax liabilities)	291	10	281

Subtotal	6,393	8,074	(1,681)
Capital
Investments	2,147	1,353	794
Other (including items <5% of total capital tax liabilities)	—	—	—

Subtotal	2,147	1,353	794

Deferred tax liabilities	8,540	9,427	(887)

Net deferred tax assets/liabilities	$86,385	$105,141	$(18,756)

The Company did not record a valuation allowance for deferred tax assets as of December 31, 2013 and 2012.

52

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$59,186	$568	$59,754
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	23,999	2,632	26,631
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	23,999	2,632	26,631
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	43,246
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	6,726	1,814	8,540

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$89,911	$5,014	$94,925

	December 31, 2012 - restated
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$78,322	$1,538	$79,860
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	22,921	2,360	25,281
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	22,921	2,360	25,281
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	32,425
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	8,074	1,353	9,427

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$109,317	$5,251	$114,568

53

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(19,136)	$(970)	$(20,106)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	1,078	272	1,350
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	1,078	272	1,350
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	10,821
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(1,348)	461	(887)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(19,406)	$(237)	$(19,643)

	December 31
	2013	2012	Change
		Restated
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	660%	629%	31%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$319,063	$233,275	$85,788

54

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$188,007	$5,014	$193,021
(% of Total Adjusted Gross DTAs)	0%	89%	2%

Net Admitted Adjusted Gross DTAs	$89,911	$5,014	$94,925
(% of Total Net Admitted Adjusted Gross DTAs)	0%	52%	3%

	December 31, 2012 - restated
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$204,072	$5,477	$209,549
(% of Total Adjusted Gross DTAs)	0%	72%	2%

Net Admitted Adjusted Gross DTAs	$109,317	$5,251	$114,568
(% of Total Net Admitted Adjusted Gross DTAs)	0%	38%	2%

		Change
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(16,065)	$(463)	$(16,528)
(% of Total Adjusted Gross DTAs)	0%	17%	0%

Net Admitted Adjusted Gross DTAs	$(19,406)	$(237)	$(19,643)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	14%	1%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

55

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
		Restated
Current Income Tax
Federal	$25,592	$20,548	$5,044
Foreign	—	—	—

Subtotal	25,592	20,548	5,044

Federal income tax on net capital gains	(968)	1,153	(2,121)
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$24,624	$21,701	$2,923

	Year Ended December 31
	2012	2011	Change
	Restated
Current Income Tax
Federal	$20,548	$9,379	$11,169
Foreign	—	—	—

Subtotal	20,548	9,379	11,169

Federal income tax on net capital gains	1,153	(402)	1,555
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$21,701	$8,977	$12,724

56

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
		Restated
Current income taxes incurred	$24,624	$21,701	$8,977
Change in deferred income taxes (without tax on unrealized gains and losses)	14,829	12,437	(18,337)

Total income tax reported	$39,453	$34,138	$(9,360)

Income before taxes	$182,335	$155,387	$(2,209)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$63,817	$54,385	$(773)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(13,794)	(9,949)	(13,603)
Tax credits	(499)	(847)	(1,817)
Tax-exempt Income	(11)	—	—
Tax adjustment for IMR	(269)	(531)	(464)
Surplus adjustment for in-force ceded	(5,481)	(7,460)	14,570
Nondeductible expenses	7	9	53
Deferred tax benefit on other items in surplus	(2,725)	(258)	(5,245)
Provision to return	(583)	(569)	(498)
Life-owned life insurance	(809)	(808)	(798)
Dividends from certain foreign corporations	124	179	165
Prior period adjustment	—	—	(810)
Other	(324)	(13)	(140)

Total income tax reported	$39,453	$34,138	$(9,360)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

57

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $25,819, $23,920 (restated) and $10,171, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $398 and $635, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $398. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $17, $34 and $107, respectively. The total interest payable balance as of December 31, 2013 and 2012 is $16 and $43, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

58

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$6,430	$—	$6,430	0%
At book value less surrender charge of 5% or more	17,134	—	17,134	0
At fair value	10,146	3,383,580	3,393,727	85

Total with adjustment or at fair value	33,710	3,383,580	3,417,291	85
At book value without adjustment (minimal or no charge or adjustment)	338,449	—	338,449	9
Not subject to discretionary withdrawal	224,984	24,398	249,381	6

Total annuity reserves and deposit liabilities	597,143	3,407,978	4,005,121	100%

Less reinsurance ceded	176,169	—	176,169

Net annuity reserves and deposit liabilities	$420,974	$3,407,978	$3,828,952

59

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$12,653	$—	$12,653	0%
At book value less surrender charge of 5% or more	23,271	—	23,271	1
At fair value	10,303	3,251,952	3,262,255	79

Total with adjustment or at fair value	46,226	3,251,952	3,298,179	80
At book value without adjustment (minimal or no charge or adjustment)	356,324	—	356,324	9
Not subject to discretionary withdrawal	460,643	17,530	478,173	11

Total annuity reserves and deposit liabilities	863,193	3,269,482	4,132,676	100%

Less reinsurance ceded	359,372	—	359,372

Net annuity reserves and deposit liabilities	$503,822	$3,269,482	$3,773,304

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$—	$—	$282,851	$282,851

Reserves for accounts with assets at fair value at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,727,242	6,727,242
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,727,242	6,727,242
Not subject to discretionary withdrawal	—	—	—	24,398	24,398

Total separate account liabilities at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

60

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$—	$—	$305,221	$305,221

Reserves for accounts with assets at fair value at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,167,303	6,167,303
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,167,303	6,167,303
Not subject to discretionary withdrawal	—	—	—	17,530	17,530

Total separate account liabilities at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$—	$—	$349,011	$349,011

Reserves for accounts with assets at fair value at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,119,486	6,119,486
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,119,486	6,119,486
Not subject to discretionary withdrawal	—	—	—	10,809	10,809

Total separate account liabilities at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

61

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$282,994	$305,223	$349,322
Transfers from separate accounts	733,373	619,557	604,330

Net transfers from separate accounts	(450,379)	(314,334)	(255,008)
Miscellaneous reconciling adjustments	169,572	206,848	192,445

Net transfers as reported in the statement of operations of the Company	$(280,807)	$(107,485)	$(62,563)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $6,969,476 and $6,477,236, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$3,418,039	$3,285,825
Variable universal life	433,847	502,202
WRL asset accumulator	13,874	19,390
Variable life	3,103,717	2,669,818

Total separate account assets	$6,969,477	$6,477,236

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

62

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$1,972,229	$43,201	$32,994
Minimum guaranteed income benefit	911,702	151,267	140,999
Minimum guaranteed withdrawal benefit	743,795	121	—
December 31, 2012
Minimum guaranteed death benefit	$1,944,966	$115,540	$72,996
Minimum guaranteed income benefit	888,320	335,636	296,170
Minimum guaranteed withdrawal benefit	493,265	1,294	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $397,079 and $560,717, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $9,769, $10,487 and $11,446 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $11,952, $12,243 and $12,975, respectively, toward separate account guarantees.

63

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’ paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Ordinary direct renewal business	$—	$—	$—
Ordinary new business	1,739	1,026	2,765

	$1,739	$1,026	$2,765

December 31, 2012
Ordinary direct renewal business	$1,631	$1,103	$2,734
Ordinary new business	1	—	1

	$1,631	$1,103	$2,735

At December 31, 2013 and 2012, the Company had insurance in force aggregating $2,281,861 and $3,228,205, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Ohio Department of Insurance. The Company established policy reserves of $17,449 and $22,152 to cover these deficiencies at December 31, 2013 and 2012, respectively.

7. Capital and Surplus

The Company is subject to limitations, imposed by the Ohio Department of Insurance, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of Company’s statutory surplus as of the preceding December 31, or (b) net income for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2014, without the prior approval of insurance regulatory authorities, is $159,809.

On December 23, 2013, the Company paid common stock dividends of $50,000 to its parent company, Aegon. The Company received dividends of $13,090 and $2,420, from its subsidiaries, Transamerica Asset Management, Inc., and Transamerica Fund Services, Inc, respectively, during 2013.

On December 21, 2012, the Company paid common stock dividends of $27,000 to its parent company, Aegon. The Company received dividends of $11,550, $2,200 and $175, from its subsidiaries, Transamerica Asset Management, Inc., Transamerica Fund Services, Inc, and Intersecurities Insurance Agency, Inc., respectively, during 2012.

64

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On May 16, 2011, the Company paid common stock dividends of $250,000 to its parent company, Aegon. The amount consisted of $23,100 ordinary cash dividend and $226,900 extraordinary cash dividend. The Company received dividends of $11,165 and $7,502 from its subsidiaries, Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc., respectively, during 2011. The Company made a capital contribution of $597 to Transamerica Asset Management, Inc. during 2011.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned government/other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government/other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $85,026 and $81,764 were on loan under securities lending agreements. The collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral had a fair value of $88,261 and $84,804 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$88,184
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	88,184
Securities received	—

Total collateral received	$88,184

65

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$5,395	$5,395
30 days or less	41,077	41,073
31 to 60 days	24,260	24,260
61 to 90 days	12,634	12,634
91 to 120 days	901	901
121 to 180 days	3,998	3,998
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	88,265	88,261
Securities received	—	—

Total collateral reinvested	$88,265	$88,261

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $88,267 (fair value of $88,261) that are currently tradable securities that could be sold and used to pay for the $88,184 in collateral calls that could come due under a worst-case scenario.

9. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation during the highest five consecutive years of employment. Pension expenses were $490, $627 and $1,255 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan

66

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $260, $280 and $532 for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for 2013, 2012 and 2011 was none. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $117, $110 and $210 for the years ended 2013, 2012 and 2011, respectively.

10. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a Cost Sharing agreement between Aegon companies, providing for needed services. The Company is also party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations by administering the day-to-day real estate and mortgage loan operations of the Company. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The net amount received by the Company as a result of being a party to these agreements was $51,725, $44,117, and $33,717 during 2013, 2012 and 2011, respectively. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $24,966, $23,814, and $24,411 from this agreement during 2013, 2012 and 2011, respectively.

Receivables from and payables to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. At December 31, 2013, and 2012, the Company reported a net amount of $19,859 and $10,992 (restated), respectively, due from affiliates. Terms of settlement

67

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

require that these amounts are settled within 90 days. During 2013, 2012 and 2011, the Company paid net interest of $8, $12, and $39, respectively, to affiliates.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $75,881 and $75,295, respectively.

11. Commitments and Contingencies

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $448 and $1,624 and an offsetting premium tax benefit of $222 and $809 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $252, $60 and $(1,824) for 2013, 2012 and 2011, respectively.

The Company had no contingent commitments or LIHTC commitments as of December 31, 2013 and 2012.

The Company is required by the Commodity Futures Trading Commission (CFTC) to maintain assets on deposit with brokers for futures trading activity done on behalf of the Company. The broker has a secured interest with priority in the pledged assets, however, the Company has the right to recall and substitute the pledged assets. At December 31, 2013 and 2012, respectively, the Company pledged assets in the amount of $18,694 and $14,125 to satisfy the requirements of futures trading accounts.

68

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $26,475 and $25,986, respectively. The Company had an outstanding liability for borrowed money in the amount $26,718 and $26,355 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest. The Company did not participate in dollar repurchase agreements at December 31, 2011.

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$26,624
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	26,624
Securities received	—

Total collateral received	$26,624

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

13. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

The Company is not subject to the annual fee imposed under section 9010 of the Affordable Care Act due to the Company’s health insurance premium falling below the $25 million threshold at which the fee applies.

69

Statutory-Basis Financial

Statement Schedules

Western Reserve Life Assurance Co. of Ohio

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$112,477 $	112,950	$112,477
States, municipalities and political subdivisions	53,342	52,613	53,342
Foreign governments	20,728	20,645	20,728
Hybrid securities	19,038	21,660	19,038
All other corporate bonds	1,243,373	1,273,978	1,242,468

Total fixed maturities	1,448,958	1,481,846	1,448,053
Mortgage loans on real estate	77,805		77,805
Real estate	33,641		33,641
Cash, cash equivalents and short-term investments	110,547		110,547
Policy loans	442,800		442,800
Securities lending reinvested collateral assets	88,265		88,265
Other invested assets	3,012		3,012

Total investments	$2,205,028		$2,204,123

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.
(2)	Corporate bonds of $2,006 are held at fair value rather than amortized cost due to having and NAIC 6 rating.

70

Western Reserve Life Assurance Co. of Ohio

Supplementary Insurance Information

(Dollars in Thousands)

Schedule III

	Future Policy Benefits and Expenses	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims, Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$1,478,901	$24,359	$515,740	$69,314	$563,939	$345,287
Group life and health	42,505	84	12,399	1,834	12,357	4,341
Annuity	389,341	642	12,952	21,342	187,631	(367,480)

	$1,910,747	$25,085	$541,091	$92,490	$763,927	$(17,852)

Year ended December 31, 2012 - restated
Individual life	$1,269,626	$24,833	$458,257	$57,260	$301,282	$358,243
Group life and health	32,078	313	12,904	1,296	9,674	9,421
Annuity	481,279	1,193	13,547	23,173	243,747	(210,941)

	$1,782,983	$26,339	$484,708	$81,729	$554,703	$156,723

Year ended December 31, 2011
Individual life	$1,182,368	$27,384	$447,724	$54,583	$248,384	$428,545
Group life and health	24,599	313	10,631	1,016	8,035	7,554
Annuity	540,352	1,617	22,244	24,432	341,509	(222,539)

	$1,747,319	$29,314	$480,599	$80,031	$597,928	$213,560

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

71

Western Reserve Life Assurance Co. of Ohio

Reinsurance

(Dollars in Thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$90,587,615	$22,500,865	$—	$68,086,750	0%

Premiums:
Individual life	$674,998	$159,258	$—	$515,740	0%
Group life and health	28,039	15,640	—	12,399	0%
Annuity	26,952	14,000	—	12,952	0%

	$729,989	$188,898	$—	$541,091	0%

Year ended December 31, 2012
Life insurance in force	$119,611,140	$63,828,956	$—	$55,782,184	0%

Premiums:
Individual life	$633,538	$175,282	$—	$458,256	0%
Group life and health	26,038	13,133	—	12,905	0%
Annuity	24,587	11,040	—	13,547	0%

	$684,163	$199,455	$—	$484,708	0%

Year ended December 31, 2011
Life insurance in force	$115,294,179	$64,174,427	$—	$51,119,752	0%

Premiums:
Individual life	$612,636	$165,675	$763	$447,724	0%
Group life	23,890	13,259	—	10,631	0%
Annuity	33,760	11,516	—	22,244	0%

	$670,286	$190,450	$763	$480,599	0%

72

F I N A N C I A L S T A T E M E N T S A N D S C H E D U L E S – S T A T U T O R Y B A S I S

Monumental Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Mon Life 2013 SEC

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets – Statutory Basis	3
Statements of Operations – Statutory Basis	5
Statements of Changes in Capital and Surplus – Statutory Basis	7
Statements of Cash Flow – Statutory Basis	9
Notes to Financial Statements – Statutory Basis	11

Statutory-Basis Financial Statement Schedules

Summary of Investments – Other Than Investments in Related Parties	102
Supplementary Insurance Information	103
Reinsurance	104

Mon Life 2013 SEC

Report of Independent Auditors

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Monumental Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Iowa the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Mon Life 2013 SEC	1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 25, 2014

Mon Life 2013 SEC	2

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Cash, cash equivalents and short-term investments	$558,923	$1,355,524
Bonds:
Affiliated entities	57,200	57,200
Unaffiliated entities	12,324,799	12,391,672
Preferred stocks	9,541	8,418
Common stocks:
Affiliated entities (Cost: 2013- $32,862; 2012- $37,366)	16,599	25,872
Unaffiliated (Cost: 2013- $44,500; 2012- $76,945)	45,669	79,006
Mortgage loans on real estate	1,692,860	1,864,851
Real estate, at cost less allowance for depreciation (2013—$26; 2012—$26)	385	411
Real estate held for sale	6,900	4,792
Policy loans	470,549	477,665
Receivables for securities	—	2,798
Collateral balance	8,787	11,367
Derivatives	186,389	129,733
Securities lending reinvested collateral assets	322,209	350,329
Other invested assets	796,575	851,509

Total cash and invested assets	16,497,385	17,611,147
Premiums deferred and uncollected	178,129	201,418
Accrued investment income	166,253	170,354
Federal and foreign income tax recoverable	5,496	46,400
Net deferred income tax asset	162,711	199,932
Receivable from parent, subsidiaries and affiliates	30,774	1,788
Cash surrender value of life insurance policies	79,733	77,229
Reinsurance receivable	18,708	25,459
Goodwill	6,582	7,773
Contribution receivable from parent	135,000	—
Other assets	46,466	46,172
Separate account assets	14,526,003	12,669,510

Total admitted assets	$31,853,240	$31,057,182

Mon Life 2013 SEC	3

Monumental Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,833,288	$5,840,790
Annuity	3,425,826	3,629,809
Accident and health	716,358	562,271
Policy and contract claim reserves:
Life	127,459	78,293
Accident and health	110,669	120,190
Liability for deposit-type contracts	675,895	889,345
Other policyholders’ funds	6,596	6,872
Remittances and items not allocated	4,159	4,504
Reinsurance in unauthorized companies	1,980	2,167
Asset valuation reserve	243,972	191,992
Interest maintenance reserve	302,888	361,935
Funds held under reinsurance agreements	4,274,529	5,104,202
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	—	34,378
Transfers from separate accounts due or accrued	(29,291)	(265)
Deferred derivative gain	3,616	3,822
Derivatives	25,231	72,512
Payable for securities lending	322,209	350,329
Payable for derivative cash collateral	150,115	213,947
Borrowed money	53,453	6,222
Other liabilities	107,061	103,035
Separate account liabilities	14,526,003	12,669,510

Total liabilities	30,882,016	30,245,862
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 9,818.93 issued and outstanding	7,364	7,364
Class B common stock, $750 par value, 10,000 shares authorized, 3,697.27 issued and outstanding	2,773	2,773
Surplus notes	160,000	160,000
Paid-in surplus	757,199	621,273
Unassigned surplus	43,888	19,910

Total capital and surplus	971,224	811,320

Total liabilities and capital and surplus	$31,853,240	$31,057,182

See accompanying notes.

Mon Life 2013 SEC	4

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$449,210	$333,981	$262,979
Annuity	701,427	606,706	546,479
Accident and health	555,840	581,030	593,764
Net investment income	729,329	822,314	842,041
Amortization of interest maintenance reserve	15,572	11,029	4,412
Commissions and expense allowances on reinsurance ceded	209,400	377,804	529,883
Income from fees associated with investment management, administration and contract guarantees for separate accounts	40,883	36,701	34,847
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Other income	14,666	8,463	8,885

	2,490,781	2,015,383	2,668,767
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	511,898	465,017	488,759
Annuity benefits	313,064	306,295	275,877
Surrender benefits	1,019,522	824,936	731,102
Other benefits	84,131	66,556	67,452
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(7,502)	(315,073)	71,596
Annuity	(203,983)	(210,254)	(180,075)
Accident and health	154,087	41,635	15,919

	1,871,217	1,179,112	1,470,630
Insurance expenses:
Commissions	318,089	307,592	320,563
General insurance expenses	220,220	218,792	223,933
Taxes, licenses and fees	46,267	31,215	28,925
Net transfers from separate accounts	(312,793)	(189,380)	(136,670)
Change in provision for liquidity guarantees	(1,485)	(2,050)	1,120
Reinsurance reserve adjustment	(10)	(10)	(21)
Funds withheld ceded investment income	138,640	213,973	211,608
Experience refunds	247	(319)	(140)
Other expenses	6,918	662	5,347

	416,093	580,475	654,665

Total benefits and expenses	2,287,310	1,759,587	2,125,295
Gain from operations before dividends to policyholders, federal income tax expense and net realized capital losses on investments	$203,471	$255,796	$543,472

Mon Life 2013 SEC	5

Monumental Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Dividends to policyholders	$1,259	$1,279	$1,342

Gain from operations before federal income tax expense and net realized capital losses on investments	202,212	254,517	542,130
Federal income tax expense	23,987	103,095	31,580

Gain from operations before net realized capital losses on investments	178,225	151,422	510,550
Net realized capital losses on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	(11,351)	(7,876)	(28,842)

Net income	$166,874	$143,546	$481,708

See accompanying notes.

Mon Life 2013 SEC	6

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Write-Ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2011	$7,364	$2,773	$97,381	$160,000	$620,616	$286,288	1,174,422
Net income	—	—	—	—	—	481,708	481,708
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(12,083)	(12,083)
Change in nonadmitted assets	—	—	—	—	—	(246,969)	(246,969)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	(234)	(234)
Change in net deferred income tax asset	—	—	—	—	—	218,165	218,165
Change in asset valuation reserve	—	—	—	—	—	(30,847)	(30,847)
Change in surplus as a result of reinsurance	—	—	—	—	—	(321,587)	(321,587)
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	23,739	—	—	—	23,739
Dividends to stockholders	—	—	—	—	—	(300,000)	(300,000)
Correction of funds withheld investment income	—	—	—	—	—	(5,636)	(5,636)
Long-term incentive compensation	—	—	—	—	175	—	175

Balance at December 31, 2011	7,364	2,773	121,120	160,000	620,791	68,805	980,853
Net income	—	—	—	—	—	143,546	143,546
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(33,259)	(33,259)
Change in nonadmitted assets	—	—	—	—	—	(29,674)	(29,674)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	500	500
Change in net deferred income tax asset	—	—	—	—	—	823	823
Change in asset valuation reserve	—	—	—	—	—	(9,468)	(9,468)
Change in surplus as a result of reinsurance	—	—	—	—	—	207,517	207,517
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(121,120)	—	—	121,120	—
Dividends to stockholders	—	—	—	—	—	(450,000)	(450,000)
Long-term incentive compensation	—	—	—	—	482	—	482

Balance at December 31, 2012	$7,364	$2,773	$—	$160,000	$621,273	$19,910	$811,320

Mon Life 2013 SEC	7

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012	$7,364	$2,773	$160,000	$621,273	$19,910	$811,320
Net income	—	—	—	—	166,874	166,874
Capital contribution	—	—	—	135,000	—	135,000
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	95,530	95,530
Change in nonadmitted assets	—	—	—	—	3,579	3,579
Change in liability for reinsurance in unauthorized companies	—	—	—	—	187	187
Change in net deferred income tax asset	—	—	—	—	1,497	1,497
Change in asset valuation reserve	—	—	—	—	(51,980)	(51,980)
Change in surplus as a result of reinsurance	—	—	—	—	(63,742)	(63,742)
Correction of error related to deferred tax asset	—	—	—	—	7,033	7,033
Dividends to stockholders	—	—	—	—	(135,000)	(135,000)
Long-term incentive compensation	—	—	—	926	—	926

Balance at December 31, 2013	$7,364	$2,773	$160,000	$757,199	$43,888	$971,224

See accompanying notes.

Mon Life 2013 SEC	8

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$1,732,764	$1,537,729	$1,416,345
Net investment income	761,406	853,775	877,714
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Commission and expense allowances on reinsurance ceded	145,783	586,092	715,812
Miscellaneous (loss) income	56,927	45,527	34,367
Benefit and loss related payments	(1,911,975)	(1,594,215)	(1,594,795)
Net transfers from separate accounts	283,766	189,238	137,889
Commissions, expenses paid and aggregate write-ins for deductions	(800,587)	(815,311)	(782,498)
Dividends paid to policyholders	(1,295)	(1,321)	(1,383)
Federal income taxes paid (received)	43,860	(252,995)	(20,870)

Net cash provided by (used in) operating activities	85,103	(214,126)	628,058
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	2,194,421	5,234,590	2,889,949
Stocks	40,584	25,890	11,025
Mortgage loans	478,341	300,958	291,626
Real estate	2,950	3,570	2,828
Other invested assets	133,812	113,630	100,202
Securities lending reinvested collateral assets	—	—	98,876
Miscellaneous proceeds	15,434	4,313	24,228

Total investment proceeds	2,865,542	5,682,951	3,418,734
Costs of investments acquired:
Bonds	(2,136,260)	(3,414,940)	(2,112,595)
Stocks	(4,960)	(19,185)	(54,748)
Mortgage loans	(305,830)	(37,799)	(111,952)
Real estate	(7,799)	(5,071)	(5,436)
Other invested assets	(66,590)	(57,944)	(126,849)
Securities lending reinvested collateral assets	28,210	(21,939)	—
Derivatives	(66,568)	(47,592)	(115,760)
Miscellaneous applications	(2,367)	(1,828)	—

Total cost of investments acquired	(2,562,164)	(3,606,298)	(2,527,340)
Net decrease in policy loans	7,116	9,378	2,742

Net cost of investments acquired	(2,555,048)	(3,596,920)	(2,524,598)

Net cash provided by investing activities	310,494	2,086,031	894,136

Mon Life 2013 SEC	9

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net withdrawals on deposit-type contracts and other insurance liabilities	$(1,632,098)	$(612,670)	$(801,239)
Net change in reinsurance on deposit-type contracts and other insurance liabilities	1,292,709	456,205	588,705
Borrowed funds	47,065	6,200	—
Dividends to stockholders	(135,000)	(450,000)	(300,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(829,691)	(785,005)	(1,266,655)
Receivable from parent, subsidiaries and affiliates	(28,986)	102,834	(6,744)
Payable to parent, subsidiaries and affiliates	(34,378)	(86,405)	16,142
Payable for securities lending	(28,120)	21,939	(98,876)
Other cash provided (applied)	156,302	144,115	(375,531)

Net cash used in financing and miscellaneous activities	(1,192,197)	(1,202,787)	(2,244,198)

Net (decrease) increase in cash, cash equivalents and short-term investments	(796,601)	669,118	(722,004)
Cash, cash equivalents and short-term investments:
Beginning of year	1,355,524	686,406	1,408,410

End of year	$558,923	$1,355,524	$686,406

See accompanying notes.

Mon Life 2013 SEC	10

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC) (87.7%) and Aegon USA, LLC (Aegon) (12.3%). Both CGC and Aegon are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Effective December 19, 2011, Capital General Development Corporation (CGDC), which previously owned 99.8% of the Company, merged into Capital General Development Corporation, LLC (CGDC, LLC), a wholly-owned subsidiary of the Company. The merger resulted in the 9,791.64 shares of Class A common stock and 3,686.99 shares of Class B common stock of the Company owned by CGDC transferring to CGDC, LLC. These shares of Class A and Class B common stock were deemed cancelled as a result of the merger. CGDC, LLC was formed on December 16, 2011 for purposes of this merger and dissolved effective December 31, 2011.

Prior to the merger, CGDC was owned by CGC (87.7%) and Aegon (12.3%). As consideration of the merger of CGDC into CGDC, LLC, the Company issued 8,585.39 shares of Class A common stock and 3,232.78 shares of Class B common stock to CGC, and 1,206.25 shares of Class A common stock and 454.21 shares of Class B common stock to Aegon. There was no impact to the Company’s total number of Class A and Class B common stock shares issued and outstanding, only a change in ownership of those shares. As such, this transaction had no impact on the Company’s balance sheets.

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers, financial institutions and direct response methods.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Mon Life 2013 SEC	11

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds, including affiliated bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is also considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the

Mon Life 2013 SEC	12

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

Mon Life 2013 SEC	13

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC

Mon Life 2013 SEC	14

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of

Mon Life 2013 SEC	15

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Mon Life 2013 SEC	16

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-

Mon Life 2013 SEC	17

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable

Mon Life 2013 SEC	18

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $31,763 and $35,444 at December 31, 2013 and 2012, respectively, is net of the reserve of $12,375 and $26,128, respectively. Interest income of $1,969 and $2,758 was recognized for the years ended December 31, 2013 and 2012 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time

Mon Life 2013 SEC	19

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

Investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by the Iowa Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued for bonds in default of $210 and $155, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral is invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Mon Life 2013 SEC	20

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Mon Life 2013 SEC	21

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds

Mon Life 2013 SEC	22

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as unassigned surplus in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company invests in domestic corporate debt securities denominated in U.S. dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short dated transactions. Should a credit event occur, the Company may be required to deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expense. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a credit default swap which, in effect, converts

Mon Life 2013 SEC	23

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the high quality asset into a lower rated investment grade asset or sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss.

The Company replicates hybrid fixed to floating treasuries by combining a U.S. Treasury cash component with a forward starting swap which, in effect converts a fixed U.S. Treasury into hybrid fixed to floating treasury. The purpose of these replications is to aid duration matching between the treasuries and the supported liabilities. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

The Company holds some warrants linked to an Argentina Government GDP as part of an authorized workout from the Argentina Brady Bonds. The Company was put into these warrants and did not voluntarily transact into these types of instruments. The Company does not have any downside risk to the warrants, and only receives a payment if the GDP is above a specific threshold. These swaps are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets consist of shares in funds, considered common stock investments, which are valued daily and carried at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.
The Company received variable contract premiums of $569,933, $466,320 and $402,855 in 2013, 2012 and 2011, respectively. In addition, the Company received $40,883, $36,701 and $34,847, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate account assets and liabilities reported in the accompanying financial statements consist of three types: guaranteed indexed, non-indexed guaranteed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Non-indexed guaranteed separate

Mon Life 2013 SEC	24

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed and non-indexed guaranteed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at fair value.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are

Mon Life 2013 SEC	25

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.5 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Mon Life 2013 SEC	26

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Repurchase Agreements

Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company did not participate in repurchase agreements during 2013 or 2012.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Mon Life 2013 SEC	27

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2013
2013	$—	$287,548	$175,537	$112,011
2012 and prior	195,349	(7,707)	106,262	81,380

	195,349	$279,841	$281,799	193,391

Active life reserve	487,112			633,636

Total accident and health reserves	$682,461			$827,027

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2012
2012	$—	$297,471	$177,262	$120,209
2011 and prior	192,420	(8,435)	108,845	75,140

	192,420	$289,036	$286,107	195,349

Active life reserve	453,015			487,112

Total accident and health reserves	$645,435			$682,461

The Company’s unpaid claims reserve was decreased by $7,707 and $8,435 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively. The Company incurred $3,895 and paid $3,624 of claim adjustment expenses during 2013, of which $1,972 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $3,036 and paid $3,066 of claim adjustment expenses during 2012, of which $1,475 of the paid amount was attributable to insured or covered events of prior years. The Company did not

Mon Life 2013 SEC	28

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan, Long-Term Incentive Compensation and Stock Appreciation Rights Plans

Certain management employees of the Company participate in a stock-based long-term incentive compensation plan issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense or benefit related to this plan for the Company’s management employees has been charged to the Company, with an offsetting amount credit to paid-in surplus. The Company recorded an accrued expense in the amount of $926, $482 and $175 for the years ended December 31, 2013, 2012 and 2011, respectively.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as

Mon Life 2013 SEC	29

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments

Mon Life 2013 SEC	30

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position and did not require any additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $121,120 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the

Mon Life 2013 SEC	31

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $121,120, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are certain exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees. See Note 14 on Commitments and Contingencies for further details.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a

Mon Life 2013 SEC	32

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability for insurance-related assessments and required additional disclosures. The adoption of this accounting principle had no financial impact to the Company. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of this change, $72,512 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

During 2013, the Company changed the presentation of deposit-type contract fund deposit and withdrawal activity within the Statement of Cash Flow. As a result of this change, $613,183 was reclassified from Other cash provided (applied) to Net withdrawals on deposit-type contracts and other insurance liabilities within the 2012 Statement of Cash Flow to conform to the 2013 presentation.

Mon Life 2013 SEC	33

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On the 2012 Statements of Operations, $10,786 was reclassified from Premiums and other considerations, net of reinsurance: Annuity to Premiums and other considerations, net of reinsurance: Life as it was determined that this amount represented considerations for supplementary contracts with life contingencies and should be shown accordingly.

2. Prescribed and Permitted Statutory Accounting Practices

The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under Iowa Insurance Law.

The NAIC SAP has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits and secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

	2013	2012	2011
Net income (loss) State of Iowa basis	$166,874	$143,456	$481,708
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income (loss), NAIC SAP	$166,874	$143,456	$481,708

Statutory surplus, State of Iowa basis	$971,224	$811,320	$980,853
State prescribed practice for secondary guarantee reinsurance	(38,696)	(36,211)	(33,734)

Statutory surplus, NAIC SAP	$932,528	$775,109	$947,119

Mon Life 2013 SEC	34

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Accounting Changes and Correction of Errors

During 2013, the Company determined the mark-to-market adjustment on certain swap unwinds within its synthetic asset mortgage loan program were incorrectly not made for purposes of determining taxable income at December 31, 2011. Upon reviewing the impact on the prior years, an adjustment of $7,033 was designated as a prior year correction of an error and presented as a change in unassigned surplus for the year ended December 31, 2013.

During the first quarter of 2011, it was determined that the investment income credit calculation that was utilized at year end 2010 to determine the amount of income to remit to an affiliated reinsurer was incorrect. This prior year error resulted in an understatement of the amount of funds withheld investment income that should have been remitted to the affiliated reinsurer for the year of 2010 in the amount of $5,636. This correction has been presented as a change in unassigned surplus.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities

Mon Life 2013 SEC	35

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Mon Life 2013 SEC	36

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Mon Life 2013 SEC	37

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 8, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Mon Life 2013 SEC	38

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Mon Life 2013 SEC	39

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$471,024	$471,024	$—	$471,024	$—	$—
Bonds	12,966,536	12,381,999	805,464	11,658,490	502,582	—
Preferred stocks, other than affiliates	8,955	9,541	—	8,819	136	—
Common stocks, other than affiliates	45,668	45,668	4,313	1	41,354	—
Mortgage loans on real estate	1,750,784	1,692,860	—	—	1,750,784	—
Other invested assets	139,312	132,528	—	132,614	6,698	—
Options	175,442	174,065	238	170,009	5,195	—
Interest rate swaps	4,890	4,215	—	4,890	—	—
Currency swaps	11,725	6,153	—	11,725	—	—
Credit default swaps	3,864	1,955	—	3,864	—	—
Policy loans	470,549	470,549	—	470,549	—	—
Securities lending reinvested collateral	322,142	322,209	—	322,142	—	—
Receivable from parent, subsidiaries and affiliates	30,774	30,774	—	57,108	—	—
Separate account assets	13,637,553	13,637,553	11,637,283	1,998,253	2,017	—
Liabilities
Investment contract liabilities	3,660,871	3,644,500	—	47,704	3,613,167	—
Interest rate swaps	(141,882)	4,164	—	(141,882)	—	—
Currency swaps	19,741	13,783	—	19,741	—	—
Credit default swaps	(4,576)	7,285	—	(4,576)	—	—
Separate account annuity liabilities	14,413,405	14,416,133	—	14,337,451	75,954	—
Surplus notes	168,622	160,000	—	—	168,622	—

Mon Life 2013 SEC	40

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31 2012
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,340,103	$1,340,103	$—	$1,340,103	$—	$—
Bonds	13,724,625	12,448,872	657,112	12,371,746	695,767	—
Preferred stocks, other than affiliates	7,715	8,418	—	7,579	136	—
Common stocks, other than affiliates	79,006	79,006	5,773	—	73,233	—
Mortgage loans on real estate	1,964,977	1,864,851	—	—	1,964,977	—
Other invested assets	145,019	135,696	—	136,328	8,691	—
Floors, caps, options and swaptions	96,009	96,009	65	95,944	—	—
Interest rate swaps	474,682	27,728	—	474,682	—	—
Currency swaps	13,552	5,960	—	13,552	—	—
Credit default swaps	1,283	36	—	1,283	—	—
Policy loans	477,665	477,665	—	477,665	—	—
Securities lending reinvested collateral	350,162	350,329	—	350,162	—	—
Receivable from parent, subsidiaries and affiliates	1,788	1,788	—	1,788	—	—
Separate account assets	11,548,616	12,669,510	9,723,879	1,800,699	24,038	—
Liabilities
Investment contract liabilities	4,522,569	4,619,786	—	435,540	4,087,029	—
Interest rate swaps	146,339	26,853	—	146,339	—	—
Currency swaps	37,673	39,587	—	37,673	—	—
Credit default swaps	2,616	6,072	—	2,616	—	—
Payable to parent, subsidiaries and affiliates	34,378	34,378	—	34,378	—	—
Separate account annuity liabilities	12,605,439	12,605,099	—	12,435,092	170,347	—
Surplus notes	178,570	160,000	—	—	178,570	—

Mon Life 2013 SEC	41

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,835	$—	$15,835
Industrial and miscellaneous	—	12,688	42,852	55,540

Total bonds	—	28,523	42,852	71,375
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	4,313	1	41,354	45,668

Total common stock	4,313	1	41,354	45,668
Short-term
Government	—	2	—	2
Industrial and miscellaneous	—	285,271	—	285,271
Mutual funds	—	185,481	—	185,481
Sweep accounts	—	270	—	270

Total short-term	—	471,024	—	471,024
Derivative assets	238	186,624	5,195	192,057
Separate account assets	11,637,283	1,998,253	13,923	13,649,459

Total assets	$11,641,834	$2,684,425	$103,460	$14,429,719

Liabilities:
Derivative liabilities	$—	$122,024	$—	$122,024
Separate account liabilities	538	1,129	—	1,667

Total liabilities	$538	$123,153	$—	$123,691

Mon Life 2013 SEC	42

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$27,052	$15,467	$42,519

Total bonds	—	27,052	15,467	42,519
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	5,773	—	73,233	79,006

Total common stock	5,773	—	73,233	79,006
Short-term investments
Government	—	2	—	2
Industrial and miscellaneous	—	1,098,015	—	1,098,015
Mutual funds	—	166,890	—	166,890
Sweep accounts	—	75,196	—	75,196

Total short-term investments	—	1,340,103	—	1,340,103
Derivative assets	66	97,509	—	97,575
Separate account assets	9,723,879	1,800,700	24,038	11,548,617

Total assets	$9,729,718	$3,265,364	$112,874	$13,107,956

Liabilities:
Derivative liabilities	$—	$21,020	$—	$21,020
Separate account liabilities	—	1,722	—	1,722

Total liabilities	$—	$22,742	$—	$22,742

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Preferred stock in Level 3 is being internally calculated.

Common stock in Level 3 is comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as they can only be redeemed by the bank. In addition, the Company owns common stock being carried at book value and some warrants that are valued using broker quotes.

Mon Life 2013 SEC	43

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 would represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Derivatives classified as Level 3 represent OTC contracts valued using internal pricing models based on observable bond market prices and other market observable data or third party pricing and broker quotes.

Separate account assets are valued and classified in the same way as general account assets (described above). For example, separate account assets in Level 3 are those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Separate account liabilities consist of derivative liabilities held on the separate accounts. They are valued in the same way as the general account derivatives (described above).

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

Mon Life 2013 SEC	44

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$247	$—	$—	$(128)	$95
Other	15,220	12,501	—	(569)	17,686
Preferred stock	136	—	—	—	—
Common stock	73,233	84	—	(13)	(1,005)
Derivatives	—	—	—	2,753	—
Separate account assets	24,038	—	11,839	78	2,777

Total	$112,874	$12,585	$11,839	$2,121	$19,553

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$214
Other	142	—	—	2,342	42,638
Preferred stock	—	—	—	—	136
Common stock	15	—	18,725	12,234	41,355
Derivatives	—	2,442	—	—	5,195
Separate account assets	—	—	—	1,131	13,923

Total	$157	$2,442	$18,725	$15,707	$103,461

Mon Life 2013 SEC	45

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,219	$621	$1,047	$(198)	$(236)
Other	13,224	3,149	2,993	(1,835)	3,127
Preferred stock	136	—	—	—	—
Common stock	78,106	—	788	—	(2,486)
Derivatives	—	4,257	—	—	1,400
Separate account assets	31,150	1,145	1,033	104	(6,422)

Total	$123,835	$9,172	$5,861	$(1,929)	$(4,617)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$112	$247
Other	30	2,610	—	2,092	15,220
Preferred stock	—	—	—	—	136
Common stock	—	2,116	—	3,715	73,233
Derivatives	6,369	—	—	12,026	—
Separate account assets	—	—	—	906	24,038

Total	$6,399	$4,726	$—	$18,851	$112,874

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributed to securities being valued using third party vendor inputs at December 31, 2012 and 2011, subsequently changing to being internally modeled during 2013 and 2012. In addition, transfers in for bonds were attributed to securities being carried at amortized cost at December 31, 2012 and 2011, subsequently being carried at fair value during 2013 and 2012. Transfers in for bonds were also attributed to securities being valued using broker quotes which utilize observable inputs at December 31, 2011, subsequently changing to being valued using broker quotes which utilize unobservable inputs during 2012.

Mon Life 2013 SEC	46

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012. Also, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for common stock were attributed to securities being valued using third party vendor inputs at December 31, 2012, subsequently changing to being internally modeled during 2013.

Transfers out for common stock were attributed to securities being valued using a stale price at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for derivatives were attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers in for separate account bonds were partly attributed to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being valued using a stale price, thus causing the transfer into Level 3 during 2012. Transfers in for separate account bonds were also attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers out for separate account bonds were partly attributed to securities being valued using non-binding broker quotes or internal modeling which utilize unobservable inputs at December 21, 2012, subsequently changing to being valued using third party vendor inputs during 2013. Transfers out for separate account bonds were attributed to securities being valued using internal modeling at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Nonrecurring fair value measurements

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2013 and 2012, the Company has several properties that are held for sale. Therefore, these properties are carried at fair value less cost to sell, which amounts to $6,900 and $4,792 as of December 31, 2013 and 2012, respectively.

The properties held for sale include one home office property with a fair value of $3,500 as of December 31, 2013 and 2012. Fair value of this property was determined based upon an external appraisal following the income approach. In addition, several residential properties are held for sale with a fair value of $3,400 and $1,292 as of December 31, 2013 and 2012, respectively. Fair value for these residential properties was also determined based upon external appraisals.

Mon Life 2013 SEC	47

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The fair value measurements are classified in Level 3 as the external appraisals utilize inputs and adjustments for the specific attributes of these properties that are not market observable.

5. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks are as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$603,161	$11,257	$3,328	$16,419	$594,671
State, municipal and other government	407,239	36,555	1,818	8,507	433,469
Hybrid securities	405,592	7,433	53,637	73	359,315
Industrial and miscellaneous	8,507,349	752,983	64,818	93,914	9,101,600
Mortgage and other asset-backed securities	2,401,458	115,242	60,791	24,903	2,431,006

	12,324,799	923,470	184,392	143,816	12,920,061
Unaffiliated preferred stocks	9,541	411	997	—	8,955

	$12,334,340	$923,881	$185,389	$143,816	$12,929,016

Mon Life 2013 SEC	48

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$374,681	$69,908	$71	$32	$444,486
State, municipal and other government	439,755	80,688	6,794	83	513,566
Hybrid securities	407,536	10,892	102,392	—	316,036
Industrial and miscellaneous	8,568,198	1,242,136	12,199	14,798	9,783,337
Mortgage and other asset-backed securities	2,601,502	139,599	118,613	1,714	2,620,774

	12,391,672	1,543,223	240,069	16,627	13,678,199
Unaffiliated preferred stocks	8,418	275	978	—	7,715

	$12,400,090	$1,543,498	$241,047	$16,627	$13,685,914

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 219 and 192 securities with a carrying amount of $1,506,148 and $1,524,672 and an unrealized loss of $185,389 and $241,047 with an average price of 87.7 and 84.2 (fair value/amortized cost). Of this portfolio, 76.4% and 66.6% were investment grade with associated unrealized losses of $124,981 and $107,124, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 461 and 144 securities with a carrying amount of $3,079,455 and $874,294 and an unrealized loss of $143,816 and $16,627 with an average price of 95.3 and 98.1 (fair value/amortized cost). Of this portfolio, 97.3% and 96.8% were investment grade with associated unrealized losses of $140,339 and $15,035, respectively.

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 3 and 3 securities with a cost of $14 and $14 and an unrealized loss of $1 and $1 with an average price of 96.9 and 96.9 (fair value/cost).

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 2 and 5 securities with a cost of $14,052 and $28,665 and an unrealized loss of $1 and $78 with an average price of 100.0 and 99.7 (fair value/cost).

Mon Life 2013 SEC	49

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$15,070	$372,247	$387,317
State, municipal and other government	9,976	110,669	120,645
Hybrid securities	197,309	22,080	219,389
Industrial and miscellaneous	590,431	1,823,597	2,414,028
Mortgage and other asset-backed securities	505,970	607,046	1,113,016

	1,318,756	2,935,639	4,254,395
Unaffiliated preferred stocks	2,003	—	2,003
Unaffiliated common stocks	14	14,051	14,065

	$1,320,773	$2,949,690	$4,270,463

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$3,328	$14,923	$18,251
State, municipal and other government	35,022	3,614	38,636
Hybrid securities	202,462	—	202,462
Industrial and miscellaneous	189,141	781,804	970,945
Mortgage and other asset-backed securities	851,649	57,326	908,975

	1,281,602	857,667	2,139,269
Unaffiliated preferred stocks	2,022	—	2,022
Unaffiliated common stocks	14	28,588	28,602

	$1,283,638	$886,255	$2,169,893

Mon Life 2013 SEC	50

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$216,702	$219,687
Due after one year through five years	1,968,356	2,103,074
Due after five years through ten years	2,014,564	2,117,004
Due after ten years	5,723,719	6,049,290

	9,923,341	10,489,055
Mortgage and other asset-backed securities	2,401,458	2,431,006

	$12,324,799	$12,920,061

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Banking

At December 31, 2013 the Company’s banking sector portfolio had investments in an unrealized loss position which had a fair value of $651,783 and a carrying value of $746,112, resulting in a gross unrealized loss of $94,329. The gross unrealized losses in the banking sub-sector primarily reflect low floating rate coupons on some securities, credit spread widening since the time of acquisition due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and global economic uncertainty. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

The value of the Company’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are

Mon Life 2013 SEC	51

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2013.

Subprime Mortgages

At December 31, 2013, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $382,043 and a carrying value of $418,865, resulting in a gross unrealized loss of $36,822. ABS – housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools.

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and are reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults

Mon Life 2013 SEC	52

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2013.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2103, 2012 or 2011.

Mon Life 2013 SEC	53

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$64,235	$4,238	$59,997	$29,895
2nd quarter present value of cash flows expected to be less than the amortized cost basis	63,316	23,474	39,842	23,109
3rd quarter present value of cash flows expected to be less than the amortized cost basis	51,903	6,627	45,276	23,345
4th quarter present value of cash flows expected to be less than the amortized cost basis	42,936	6,503	36,433	22,696

Aggregate total	$222,390	$40,842	$181,548	$99,045

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$39,343	$1,922	$37,421	$25,549
2nd quarter present value of cash flows expected to be less than the amortized cost basis	49,355	3,300	46,055	21,984
3rd quarter present value of cash flows expected to be less than the amortized cost basis	36,667	2,145	34,522	20,556
4th quarter present value of cash flows expected to be less than the amortized cost basis	36,404	885	35,519	17,847

Aggregate total	$161,769	$8,252	$153,517	$85,936

Mon Life 2013 SEC	54

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$70,530	$5,417	$65,113	$32,730
2nd quarter present value of cash flows expected to be less than the amortized cost basis	78,321	4,614	73,707	32,487
3rd quarter present value of cash flows expected to be less than the amortized cost basis	58,385	3,162	55,223	35,076
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,581	7,175	47,406	39,648

Aggregate total	$261,817	$20,368	$241,449	$139,941

Mon Life 2013 SEC	55

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
00075XAG2	$9,270	$8,751	$519	$8,751	$341	1Q 2013
00442LAD1	2,454	2,325	129	2,325	2,088	1Q 2013
02148YAJ3	84	82	2	82	45	1Q 2013
02149QAD2	3,277	3,234	43	3,234	2,721	1Q 2013
045427AE1	753	311	442	311	169	1Q 2013
05953YAG6	215	209	6	209	159	1Q 2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q 2013
35729PPC8	4,000	3,869	131	3,869	703	1Q 2013
39539KAF0	213	205	8	205	199	1Q 2013
46628SAJ2	2,367	2,247	120	2,247	2,287	1Q 2013
55308LAB2	5,692	5,230	462	5,230	3,740	1Q 2013
65536PAA8	15	14	1	14	10	1Q 2013
75971EAF3	4,666	4,576	90	4,576	3,462	1Q 2013
761118VY1	3,127	3,065	62	3,065	2,444	1Q 2013
81379EAD4	47	—	47	—	1	1Q 2013
83612TAF9	7,863	7,176	687	7,176	358	1Q 2013
86358EZU3	8,849	7,653	1,196	7,653	525	1Q 2013
3622NAAC4	82	81	1	81	72	1Q 2013
00075XAG2	8,737	4,832	3,905	4,832	298	2Q 2013
05953YAG6	202	199	3	199	149	2Q 2013
126670ZN1	7,108	3,498	3,610	3,498	6,137	2Q 2013
126694A32	1,710	1,698	12	1,698	1,432	2Q 2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q 2013
24763LDE7	190	189	1	189	147	2Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
68400DAG9	5,917	547	5,370	547	8	2Q 2013
68403HAF9	2,226	4	2,222	4	2	2Q 2013
83611MMM7	7,430	7,128	302	7,128	408	2Q 2013
83612TAC6	7,498	6,902	596	6,902	3,863	2Q 2013
83612TAF9	7,159	18	7,141	18	18	2Q 2013

Mon Life 2013 SEC	56

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

CUSIP	Amortized Cost before Current Period OTTI	Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value	Quarter in which Impairment Occurred
86358EZU3	554	486	68	486	28	2Q 2013
61753NAC4	28	27	1	27	15	2Q 2013
00075XAG2	4,819	2,950	1,869	2,950	90	3Q 2013
00442LAD1	2,163	2,055	108	2,055	2,627	3Q 2013
02146QAB9	64	63	1	63	108	3Q 2013
02149QAD2	3,087	3,083	4	3,083	2,600	3Q 2013
045427AE1	291	283	8	283	383	3Q 2013
059515AC0	555	528	27	528	402	3Q 2013
05953YAG6	193	183	10	183	145	3Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
36245RAA7	719	714	5	714	540	3Q 2013
39539KAF0	151	151	—	151	127	3Q 2013
61754HAB8	352	341	11	341	245	3Q 2013
68400DAG9	543	4	539	4	2	3Q 2013
75970QAJ9	3,245	3,162	83	3,162	2,691	3Q 2013
75971EAF3	4,459	4,398	61	4,398	3,532	3Q 2013
761118VY1	3,497	3,273	224	3,273	2,843	3Q 2013
83611MMM7	7,118	6,863	255	6,863	356	3Q 2013
83612TAC6	6,899	6,751	148	6,751	3,855	3Q 2013
86358EZU3	7,508	4,477	3,031	4,477	329	3Q 2013
52524YAF0	2,430	2,373	57	2,373	2,102	3Q 2013
61753NAC4	26	26	—	26	14	3Q 2013
00075XAG2	2,937	1,013	1,924	1,013	57	4Q 2013
00442LAD1	1,980	1,931	49	1,931	2,724	4Q 2013
02149QAD2	2,983	2,902	81	2,902	2,589	4Q 2013
045427AE1	270	218	52	218	169	4Q 2013
24763LDE7	189	164	25	164	154	4Q 2013
35729PPC8	3,589	3,174	415	3,174	343	4Q 2013
75970QAJ9	3,127	2,974	153	2,974	2,684	4Q 2013
75971EAF3	4,325	4,127	198	4,127	3,599	4Q 2013
761118RM2	1,818	1,490	328	1,490	1,620	4Q 2013
83611MMM7	6,854	6,457	397	6,457	757	4Q 2013
83612TAC6	6,716	6,518	198	6,518	4,026	4Q 2013
86358EZU3	4,443	1,936	2,507	1,936	279	4Q 2013
12640WAG5	1,995	1,851	144	1,851	2,111	4Q 2013
61753NAC4	25	24	1	24	15	4Q 2013
45660LKW8	1,685	1,652	33	1,652	1,571	4Q 2013

Mon Life 2013 SEC	57

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$115,229	$24,886
The aggregate related fair value of securities with unrealized losses	605,686	607,046

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$235,956	$7,106
The aggregate related fair value of securities with unrealized losses	917,808	79,785

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$608,872	$665,143	$698,531
Preferred stocks	4,516	3,791	3,007
Common stocks	1,893	3,599	3,305
Mortgage loans on real estate	98,876	119,979	123,944
Real estate	1,247	1,018	1,095
Policy loans	29,032	29,076	30,126
Cash, cash equivalents and short-term investments	1,353	2,203	2,440
Derivatives	12,632	15,357	5,840
Other invested assets	3,991	13,212	8,697
Other	(738)	3,441	1,121

Gross investment income	761,674	856,819	878,106
Less investment expenses	32,345	34,505	36,065

Net investment income	$729,329	$822,314	$842,041

Mon Life 2013 SEC	58

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,582,738	$4,357,730	$2,597,080

Gross realized gains	$12,758	$417,006	$66,223
Gross realized losses	(13,236)	(27,531)	(22,934)

Net realized capital gains (losses)	$(478)	$389,475	$43,289

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $41,176, $22,898 and $33,707, respectively, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(41,648)	$366,392	$9,633
Preferred stocks	—	185	(51)
Common stocks	(203)	181	2,699
Mortgage loans on real estate	(30)	(3,240)	(8,533)
Real estate	(2,742)	(3,704)	(1,869)
Cash, cash equivalents and short-term investments	1	1	14
Derivatives	(66,568)	(47,592)	(115,760)
Other invested assets	20,448	24,655	14,586

	(90,742)	336,878	(99,281)
Federal income tax effect	35,916	(128,376)	24,360
Transfer to (from) interest maintenance reserve	43,475	(216,378)	46,079

Net realized capital losses on investments	$(11,351)	$(7,876)	$(28,842)

At December 31, 2013 and 2012, the Company had recorded investments in restructured securities of $320 and $7,170, respectively. The capital (losses) taken as a result of restructures in 2013, 2012 and 2011 were $(156), $(368) and $(6,868), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

Mon Life 2013 SEC	59

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$50,095	$(16,551)	$4,454
Preferred stocks	—	1,408	(1,408)
Common stocks	(892)	(4,558)	(5,607)
Affiliated entities	(4,768)	(5,899)	(570)
Mortgage loans on real estate	253	1,255	(1,637)
Derivatives	94,576	26,867	3,422
Other invested assets	18,545	(38,135)	(4,716)

Change in unrealized capital gains (losses), before tax	157,809	(35,613)	(6,062)
Taxes on unrealized capital gains/loss	(62,279)	2,354	(6,021)

Change in unrealized capital gains (losses), net of tax	$95,530	$(33,259)	$(12,083)

The Company’s investments in mortgage loans principally involve commercial real estate.

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA - AA	$755	$1,151,315	$1,152,070
A	40,812	330,399	371,211
BBB	6,719	22,496	29,215
BB	—	131,804	131,804
B	—	3,352	3,352

	$48,286	$1,639,366	$1,687,652

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the maximum and minimum lending rates for mortgage loans during were 5.87% and 3.00%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of

Mon Life 2013 SEC	60

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

origination was 77%. During 2013, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2013, mortgage loans with a carrying value of $1,061 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans that required excluding the amount from investment income at December 31, 2013. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2013.

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$48,286	$—	$3,930	$—	$1,505,460	$133,906	$1,691,582
(b) 30-59 Days Past Due	—	—	217	—	—	—	217
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	1,061	—	—	—	1,061

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$74,872	$—	$4,176	$—	$1,608,517	$175,705	$1,863,270
(b) 30-59 Days Past Due	—	—	190	—	—	—	190
(c) 60-89 Days Past Due	—	—	125	—	—	—	125
(d) 90-179 Days Past Due	—	—	138	—	—	—	138
(e) 180+ Days Past Due	—	—	1,128	—	—	—	1,128

During 2012, the maximum and minimum lending rates for mortgage loans during were 5.00% and 3.65%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 67%. During 2012, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2012, mortgage loans with a carrying value of $1,128 were non-income producing for the previous 180 days. Accrued interest of $152 related to these mortgage loans was excluded from investment income at December 31, 2012. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2012.

At December 31, 2013 and 2012, respectively, the net admitted asset value in impaired loans with a related allowance for credit losses was $7,983 and $7,926. The Company held an allowance for credit losses on mortgage loans in the amount of $247 and $499 at December 31, 2013 and 2012, respectively. The average recorded investment in impaired loans during 2013 and 2012 was $7,915 and $7,735, respectively. There was no recorded investment in impaired loans without an allowance for credit losses during 2013 or 2012.

Mon Life 2013 SEC	61

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2013	2012	2011
Balance at beginning of period	$499	$1,754	$117
Additions, net charged to operations	—	—	1,754
Recoveries in amounts previously charged off	(252)	(1,255)	(117)

Balance at end of period	$247	$499	$1,754

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $540, $552 and $312 of interest income on impaired loans for the years ended December 31, 2013, 2012 and 2011, respectively. The Company recognized interest income on a cash basis of $540, $552 and $312 for the years ended December 31, 2013, 2012 and 2011, respectively.

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $2,768, $3,996 and $2,373 were taken on real estate in 2013, 2012 and 2011, respectively, to write the book value down to the current fair value and were reflected as realized losses in the statements of operations.

During 2013 and 2012, respectively, mortgage loans of $7,754 and $4,690 were foreclosed or acquired by deed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $21,969 and $17,693, respectively.

Mon Life 2013 SEC	62

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution
	December 31
	2013	2012
Pacific	25%	22%
South Atlantic	19	18
Middle Atlantic	16	24
E. South Central	13	12
W. South Central	10	8
Mountain	7	6
E. North Central	5	4
W. North Central	4	4
New England	1	2

Property Type Distribution
	December 31
	2013	2012
Office	47%	48%
Retail	18	18
Apartment	14	15
Industrial	10	9
Other	4	3
Medical	4	3
Agricultural	3	4
Residential	0	0

At December 31, 2013, 2012 and 2011, the Company held mortgage loans with a total net admitted value of $378, $137 and $137, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2013, 2012 and 2011 related to such restructurings. There were no commitments to lend additional funds to debtors owing receivables at December 31, 2013, 2012 or 2011.

During 2012, the Company recorded an impairment of $694 for its investment in Green Mountain Partners II, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

During 2011, the Company recorded an impairment of $1,982 for its investment in Ridge Capital Fund I, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

On December 31, 2010, the Company acquired two real estate related limited liability company interests (Transamerica Pyramid Properties, LLC and Transamerica Realty Properties, LLC) from Transamerica Life Insurance Company (TLIC), an affiliate, for a combined purchase price of $252,975. The price paid was based predominantly on the valuations of the properties within each of those entities. This transaction was accounted for as a business combination using the statutory purchase method and resulted in goodwill of $100,674, which was included in the

Mon Life 2013 SEC	63

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

carrying amount of these other invested assets. Amortization in the amount of $10,067 was recorded during each of the years ending December 31, 2013 and 2012, which is reflected in the carrying value of these other invested assets with an offset to the change in net unrealized capital gains/losses. As the carrying amount of the total positive goodwill of the Company exceeded 10% of the September 30, 2013 capital and surplus, adjusted to exclude positive goodwill and net deferred tax assets as of September 30, 2013, goodwill in the amount of $10,702 associated with this transaction was nonadmitted at December 31, 2013. The entire goodwill balance associated with this transaction was admitted at December 31, 2012.

For the year ending December 31, 2013, the Company had ownership interests in forty-eight LIHTC properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fourteen years. The amount of contingent equity commitments expected to be paid during the years 2014 to 2025 is $2,032. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2012, the Company had ownership interests in fifty-seven LIHTC properties. The remaining years of unexpired tax credits ranged from one to thirteen and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fifteen years. The amount of contingent equity commitments expected to be paid during the years 2013 to 2025 is $7,640. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$462	$1,033

Total		$462	$1,033

		December 31, 2012
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$810	$1,381

Total		$810	$1,381

*The	unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

Mon Life 2013 SEC	64

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company had no non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2013, 2012 and 2011.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities).

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $370,542 and $585,525, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,904 and $186,630, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company has recorded $88,048, $287 and $(14,830), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 20 years for forecasted hedge transactions.

For the years ended December 31, 2013, 2012 and 2011 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Mon Life 2013 SEC	65

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the company has accumulated deferred gains in the amount of $3,616 and $3,822, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $562,373 and $469,474, respectively, and credit default and forward starting interest rate swaps with a fair value of $8,188 and $(26,540), respectively.

For the year ended December 31, 2013 and 2012, the Company recognized $77 and $1,639 in capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond.

Mon Life 2013 SEC	66

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

	Maximum Future
	Maturity	Payout	Current Fair
Deal, Receive (Pay), Underlying	Date	(Estimated)	Value
43231,SWAP, USD 1 / (USD 0), :912810PX0	12/20/2015	$10,000	$111
43285,SWAP, USD 1 / (USD 0), :CDXIG 17	12/20/2016	7,500	154
43286,SWAP, USD 1 / (USD 0), :CDXIG17	12/20/2016	3,500	72
43299,SWAP, USD 1 / (USD 0), :JP1200551248	3/20/2017	12,000	293
43302,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43307,SWAP, USD 1 / (USD 0), :US731011AN26	3/20/2017	15,000	264
43310,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43321,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	5,000	57
43347,SWAP, USD 1 / (USD 0), :US416515AY06	6/20/2017	25,000	437
47295,SWAP, USD 1 / (USD 0), :US59156RAN89	6/20/2017	25,000	418
47296,SWAP, USD 1 / (USD 0), :US172967ES69	6/20/2017	25,000	420
47297,SWAP, USD 1 / (USD 0), :US743410AW27	6/20/2017	25,000	345
43374,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	10,000	215
43394,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	10,000	(113)
43601,SWAP, USD 1 / (USD 0), :US88322LAA70	9/20/2017	5,100	10
43613,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	7,800	(206)
46410,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	20,000	426
46411,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	19,000	405
46915,SWAP, USD 1 / (USD 0), :61761DAD4	12/20/2017	20,000	247
47037,SWAP, USD 1 / (USD 0), :12624PAE5	12/20/2017	5,000	106
47657,SWAP, USD 1 / (USD 0), :92939RBB7	12/20/2017	12,500	209
48775,SWAP, USD 1 / (USD 0), :12624QAR4	12/20/2017	12,500	266
49952,SWAP, USD 1 / (USD 0), :94987MAB7	12/20/2017	5,000	73
53497,SWAP, USD 1 / (USD 0), :20048EAY7	12/20/2017	15,000	319
53821,SWAP, USD 1 / (USD 0), :92937EAZ7	3/20/2018	22,000	432
54329,SWAP, USD 1 / (USD 0), :76116FAG2	3/20/2018	10,000	30
54865,SWAP, USD 5 / (USD 0), :61761QAE3	3/20/2018	15,000	2408
55127,SWAP, USD 1 / (USD 0), :36228CUV3	3/20/2018	2,300	(95)
60519,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275
60520,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	(7)
60521,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59110,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	200
59117,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59280,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275

Mon Life 2013 SEC	67

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

At December 31, 2013 and 2012, the Company held options with a fair value of $5,432 and $66, respectively.

At December 31, 2013 and 2012, the Company’s outstanding derivative financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive floating—pay floating	$—	$31,620
Receive fixed—pay floating	43,970	88,562
Receive floating—pay fixed	19,500	19,500
Receive fixed—pay fixed	482,442	—
Swaps:
Receive fixed—pay floating	1,701,576	2,748,946
Receive fixed—pay fixed	53,003	—
Receive floating—pay fixed	179,200	664,840
Receive floating—pay floating	39,200	39,200

The Company recognized net realized gains (losses) from futures contracts in the amount of $3,578, $1,917 and $(399), for the years ended December 31, 2013, 2012 and 2011, respectively.

Open futures contracts at December 31, 2013 and 2012 were as follows:

			Opening	Year-End
			Fair	Fair
Long/Short	Number of Contracts	Contract Type	Value	Value
December 31, 2013
Long	50	S&P 500 March 2014 Futures	$22,253	$23,013
Short	116	S&P 500 E-MINI March 2014 Futures	10,325	10,678
Long	10	NASDAQ 100 E-MINI March 2014 Futures	693	716

Mon Life 2013 SEC	68

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	46	S&P 500 March 2013 Futures	$16,262	$16,331
Short	(69)	S&P 500 E-MINI March 2013 Futures	(4,857)	(4,774)
Long	3	NASDAQ 100 E-MINI March 2013 Futures	$157	$159

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	322,169	—	—	—	322,169
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	52,930	—	—	—	52,930
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	9,184	—	—	—	9,184
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	587,282	—	—	—	587,282
l. Other restricted assets - reinsurance	189,895	—	—	—	189,895

m. Total Restricted Assets	$1,161,460	$—	$—	$—	$1,161,460

Mon Life 2013 SEC	69

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	347,440	(25,271)	322,169	1.01	1.01
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	6,422	46,508	52,930	0.17	0.17
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	10,498	(1,314)	9,184	0.03	0.03
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	1,346,969	(759,687)	587,282	1.84	1.84
l. Other restricted assets - reinsurance	200,281	(10,386)	189,895	0.60	0.60

m. Total Restricted Assets	$1,911,610	$(750,150)	$1,161,460	3.65%	3.65%

Assets pledged as collateral not captured in other categories includes the following:

Invested assets with a carrying value of $15,185 and $14,443 pledged in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	70

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Invested assets with a carrying amount of $572,097 and $1,332,526 pledged in conjunction with funding agreement transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$2,068,373	$1,867,885	$1,794,666
Reinsurance assumed—non affiliates	131,992	178,530	190,059
Reinsurance assumed—affiliates	25,047	28,940	22,874
Reinsurance ceded—non affiliates	(62,896)	(61,142)	(61,076)
Reinsurance ceded—affiliates	(456,039)	(492,496)	(543,301)

Net premiums earned	$1,706,477	$1,521,717	$1,403,222

The Company received reinsurance recoveries in the amount of $405,026, $450,571 and $455,081 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $28,006 and $27,288, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $6,610,550 and $8,221,493, respectively, of which $6,523,603 and $8,112,442, respectively, were ceded to affiliates.

At December 31, 2013 and 2012, amounts recoverable from unaffiliated unauthorized reinsurers totaled $2,885 and $3,590, respectively, and reserve credits for reinsurance ceded totaled $10,367 and $13,406, respectively. The reinsurers hold collateral under these reinsurance agreements in the form of trust agreements totaling $19,539 and $18,269 at December 31, 2013 and 2012, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. There would be no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

Mon Life 2013 SEC	71

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

During 2013, the Company did not enter into any new reinsurance agreements in which a reserve credit was taken.

Effective September 30, 2012, the Company agreed to amend and restate the indemnity reinsurance treaty originally effective October 1, 2009 with MLIC Re, Inc., an affiliate. The amended and restated treaty now includes an experience refund mechanism and a revised schedule of coinsurance reserves. The Company received consideration of $425,000, paid a treaty settlement equal to the change in modified coinsurance reserves of $497,500 and increased ceded coinsurance reserves by $497,500 resulting in a pre-tax gain of $425,000 ($276,250 net of tax) which has been credited directly to unassigned surplus on a net of tax basis.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. In preparation of the disposition of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $20,567 which was included in the statement of operations, and a net of tax gain of $15,885 which was credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the life, military universal life, final settlement and Korean accidental death business that was previously reinsured on a coinsurance and a coinsurance funds withheld basis to affiliates. The Company paid recapture consideration of $15,400, received invested assets of $12,200, released the associated funds withheld liability of $2,130, recaptured reserves of $24,805, assumed other assets of $5,248 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $60 ($39 after-tax). The resulting pre-tax loss of $20,567 was included in the statement of operations.

Subsequently, effective April 1, 2011, the Company ceded the life and military universal life business on a coinsurance funds withheld basis to an affiliate. The Company received an initial ceding commission of $12,100, transferred other assets of $4,159, established a funds withheld

Mon Life 2013 SEC	72

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability of $4,796 and released reserves of $20,770, resulting in a pre-tax gain of $23,915 ($15,545 on a net of tax basis) which was credited directly to unassigned surplus.

Effective December 31, 2011, the Company recaptured the credit life and credit disability business that was previously reinsured on a coinsurance funds withheld basis to an unaffiliated party. The Company released the associated funds withheld liability of $2,428, recaptured reserves of $4,466 and exchanged no consideration resulting in a pre-tax loss of $2,038 which was included in the statement of operations.

Subsequently, December 31, 2011, the Company ceded that credit life and credit disability business, as well as additional in force business written and assumed by the Company as well as all new policies issued thereafter, on a coinsurance funds withheld basis to an affiliate. The Company established a funds withheld liability of $19,980, released reserves of $39,420 and exchanged no consideration resulting in a pre-tax gain of $19,440 ($12,637 after-tax) which was credited directly to unassigned surplus on a net of tax basis.

Effective September 30, 2011, the Company recaptured the term life business previously coinsured to an affiliate. Also effective September 30, 2011, the same block of business was recaptured by an affiliate, from which it had been assumed. The Company recaptured reserves of $402,985, released reserves of the same amount and released into income a previously deferred unamortized gain resulting from the original cession of the business to an affiliate in the amount of $421,601 ($274,041 net of tax) resulting in a pre-tax gain of $421,601 was included in the statement of operations.

The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008. TLIC was the issuer of a series of corporate-owned life insurance policies issued to Life Investors Insurance Company of America (LIICA), an affiliate. The assumption reinsurance transaction resulted in the Company assuming all liabilities of TLIC arising under these policies. The Company assumed reserves of $138,025 and received consideration of $125,828. The Company recorded $12,197 of goodwill related to this transaction. The Company amortized $1,130 and $1,073 of this balance during 2012 and 2011, respectively.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions of $63,742, $68,733 and $59,795, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Mon Life 2013 SEC	73

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

		December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$349,840	$137,099	$486,939
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	349,840	137,099	486,939
Deferred Tax Assets Nonadmitted	187,165	15,215	202,380

Subtotal (Net Deferred Tax Assets)	162,675	121,884	284,559
Deferred Tax Liabilities	64,832	57,016	121,848

Net Admitted Deferred Tax Assets	$97,843	$64,868	$162,711

		December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$345,565	$167,073	$512,638
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	345,565	167,073	512,638
Deferred Tax Assets Nonadmitted	202,027	14,941	216,968

Subtotal (Net Deferred Tax Assets)	143,538	152,132	295,670
Deferred Tax Liabilities	39,461	56,277	95,738

Net Admitted Deferred Tax Assets	$104,077	$95,855	$199,932

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$4,275	$(29,974)	$(25,699)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	4,275	(29,974)	(25,699)
Deferred Tax Assets Nonadmitted	(14,862)	274	(14,588)

Subtotal (Net Deferred Tax Assets)	19,137	(30,248)	(11,111)
Deferred Tax Liabilities	25,371	739	26,110

Net Admitted Deferred Tax Assets	$(6,234)	$(30,987)	$(37,221)

Mon Life 2013 SEC	74

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Ordinary
Policyholder reserves	$206,923	$196,726	$10,197
Investments	15,714	12,069	3,645
Deferred acquisition costs	108,377	113,728	(5,351)
Compensation and benefits accrual	308	1,432	(1,124)
Receivables—nonadmitted	13,879	16,270	(2,391)
Section 197 Intangible Amortization	570	629	(59)
Corporate Provision	105	202	(97)
Other (including items <5% of ordinary tax assets)	3,964	4,509	(545)

Subtotal	349,840	345,565	4,275
Nonadmitted	187,165	202,027	(14,862)

Admitted ordinary deferred tax assets	162,675	143,538	19,137
Capital:
Investments	137,099	167,073	(29,974)

Subtotal	137,099	167,073	(29,974)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	15,215	14,941	274

Admitted capital deferred tax assets	121,884	152,132	(30,248)

Admitted deferred tax assets	$284,559	$295,670	$(11,111)

Mon Life 2013 SEC	75

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$46,938	$18,864	$28,074
§807(f) adjustment	10,617	12,766	(2,149)
Reinsurance ceded.	2,304	2,896	(592)
Intercompany gain amortization	4,601	4,754	(153)
Other (including items <5% of total ordinary tax liabilities)	372	181	191

Subtotal	64,832	39,461	25,371
Capital
Investments	57,016	56,277	739

Subtotal	57,016	56,277	739

Deferred tax liabilities	121,848	95,738	26,110

Net deferred tax assets/liabilities	$162,711	$199,932	$(37,221)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$97,843	$44,058	$141,901
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	120,297
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	64,832	57,016	121,848

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$162,675	$121,884	$284,559

Mon Life 2013 SEC	76

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

		December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$104,077	$95,855	$199,932
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	107,057
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	39,461	56,277	95,738

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) +2(c))	$143,538	$152,132	$295,670

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(6,234)	$(51,797)	$(58,031)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	13,240
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	25,371	739	26,110

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$19,137	$(30,248)	$(11,111)

Mon Life 2013 SEC	77

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	578%	564%	14%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$801,931	$603,615	$198,316

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

		December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$349,840	$137,099	$486,939
(% of Total Adjusted Gross DTAs)	0%	58%	16%

Net Admitted Adjusted Gross DTAs	$162,675	$121,884	$284,559
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

		December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$345,565	$167,073	$512,638
(% of Total Adjusted Gross DTAs)	0%	23%	7%

Net Admitted Adjusted Gross DTAs	$143,538	$152,132	$295,670
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Mon Life 2013 SEC	78

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$4,275	$(29,974)	$(25,699)
(% of Total Adjusted Gross DTAs)	0%	35%	9%

Net Admitted Adjusted Gross DTAs	$19,137	$(30,248)	$(11,111)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$23,987	$103,095	$(79,108)

Subtotal	23,987	103,095	(79,108)

Federal income tax on net capital gains	(35,916)	128,376	(164,292)

Federal and foreign income taxes incurred	$(11,929)	$231,471	$(243,400)

	Year Ended December 31
	2012	2011	Change
Current Income Tax
Federal	$103,095	$31,580	$71,515

Subtotal	103,095	31,580	71,515

Federal income tax on net capital gains	128,376	(24,360)	152,736

Federal and foreign income taxes incurred	$231,471	$7,220	$224,251

	Year Ended December 31
	2011	2010	Change
Current Income Tax
Federal	$31,580	$39,987	$(8,407)

Subtotal	31,580	39,987	(8,407)

Federal income tax on net capital gains	(24,360)	28,435	(52,795)

Federal and foreign income taxes incurred	$7,220	$68,422	$(61,202)

Mon Life 2013 SEC	79

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$(11,929)	$231,472	$7,220
Change in deferred income taxes	(10,470)	(823)	(218,165)
(without tax on unrealized gains and losses)

Total income tax reported	$(22,399)	$230,649	$(210,945)

Income before taxes	$107,663	$591,395	$442,849
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$37,682	$206,988	$154,997
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(3,157)	(3,847)	(4,257)
Tax credits	(18,501)	(21,244)	(24,476)
Tax-exempt Income	(8)	(6)	(182)
Tax adjustment for IMR	(5,450)	(3,860)	(1,544)
Surplus adjustment for in-force ceded	(22,310)	72,631	(112,555)
Nondeductible expenses	694	766	483
Deferred tax benefit on other items in surplus	(3,209)	(7,569)	(17,505)
Provision to return	357	(2,625)	9,962
Life-owned life insurance	(876)	(856)	(835)
Dividends from certain foreign corporations	319	423	329
Prior period adjustment	(8,973)	(5,876)	(23,612)
Pre-tax income of SMLLC’s	—	(4,441)	(2,550)
Change in basis due to corporate restructuring	—	—	(185,900)
Other	1,033	165	(3,300)

Total income tax reported	$(22,399)	$230,649	$(210,945)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax

Mon Life 2013 SEC	80

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

As of December 31, 2013 and 2012, the Company had no operating loss or tax credit carryforwards available for tax purposes. The Company did not have a capital loss carryforward at December 31, 2013 and 2012.

The Company incurred income taxes during 2013, 2012 and 2011 of $19,577, $224,089, and $14,014, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $194 and $198, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $194. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $(525), $766 and $(136), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $8 and $9, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2013 and 2012.

Mon Life 2013 SEC	81

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

For the years ended December 31, 2013, 2012 and 2011, premiums for participating life insurance policies were $1,185, $1,232 and $1,298, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,259, $1,279 and $1,342 to policyholders during 2013, 2012 and 2011, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$28,645	$20,697	$—	$49,342	0%
At book value less surrender charge of 5% or more	13,831	—	—	13,831	0
At fair value	74	—	14,304,849	14,304,923	60

Total with adjustment or at fair value	42,550	20,697	14,304,849	14,368,096	60
At book value without adjustment
(minimal or no charge or adjustment)	3,867,503	—	—	3,867,503	16
Not subject to discretionary withdrawal	5,415,525	78,682	63,097	5,557,304	24

Total annuity reserves and deposit liabilities	9,325,578	99,379	14,367,946	23,792,903	100%

Less reinsurance ceded	5,017,441	—	—	5,017,441

Net annuity reserves and deposit liabilities	$4,308,137	$99,379	$14,367,946	$18,775,462

Mon Life 2013 SEC	82

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$42,069	$23,609	$—	$65,678	0%
At book value less surrender charge of 5% or more	22,755	—	—	22,755	0
At fair value	111	—	12,400,461	12,400,572	52

Total with adjustment or at fair value	64,935	23,609	12,400,461	12,489,005	52
At book value without adjustment
(minimal or no charge or adjustment)	4,276,647	—	—	4,276,647	18
Not subject to discretionary withdrawal	6,934,154	170,007	54,778	7,158,939	30

Total annuity reserves and deposit liabilities	11,275,736	193,616	12,455,239	23,924,591	100%

Less reinsurance ceded	6,637,964	—	—	6,637,964

Net annuity reserves and deposit liabilities	$4,637,772	$193,616	$12,455,239	$17,286,627

Included in the liability for deposit-type contracts at December 31, 2013 and 2012 are approximately $53,121 and $52,574, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

At December 31, 2013 the contractual maturities were as follows:

Year	Amount
2014	$—
2015	—
2016	—
2017	—
Thereafter	53,121

The Company’s liability for deposit-type contracts includes GIC’s and Funding Agreements assumed from Transamerica Life Insurance Company, an affiliate. The liabilities assumed are $900,065 and $900,084 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	83

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$132	$569,801	$569,933

Reserves for separate accounts as of December 31, 2013 with assets at fair value	$78,682	$20,697	$14,377,033	$14,476,412

Total	$78,682	$20,697	$14,377,033	$14,476,412

Reserves by withdrawal characteristics as of December 31, 2013:
With fair value adjustment	$78,682	$20,697	$—	$99,379
At fair value	—	—	14,313,937	14,313,937
Not subject to discretionary withdrawal	—	—	63,096	63,096

Total separate account liabilities at December 31, 2013	$78,682	$20,697	$14,377,033	$14,476,412

Mon Life 2013 SEC	84

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$120	$466,200	$466,320

Reserves for separate accounts as of December 31, 2012 with assets at fair value	$170,007	$23,609	$12,462,862	$12,656,478

Total as of December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

Reserves by withdrawal characteristics as of December 31, 2012:
With fair value adjustment	$170,007	$23,609	$—	$193,616
At fair value	—	—	12,408,084	12,408,084
Not subject to discretionary withdrawal	—	—	54,778	54,778

Total separate account liabilities at December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$107	$402,748	$402,855

Reserves for separate accounts as of December 31, 2011 with assets at fair value	$170,658	$25,929	$11,260,745	$11,457,332

Total as of December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Reserves by withdrawal characteristics as of December 31, 2011:
With fair value adjustment	$170,658	$25,929	$—	$196,587
At fair value	—	—	11,203,196	11,203,196
Not subject to discretionary withdrawal	$—	—	57,549	57,549

Total separate account liabilities at December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Mon Life 2013 SEC	85

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$569,933	$466,321	$402,855
Transfers from separate accounts	(888,332)	(656,788)	(540,288)

Net transfers from separate accounts	(318,399)	(190,467)	(137,433)
Miscellaneous reconciling adjustments	5,606	1,087	763

Net transfers as reported in the statement of operations of the life, accident and health annual statement	$(312,793)	$(189,380)	$(136,670)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $14,524,270 and $12,530,256, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$12,390,614	10,609,856
Group annuities	1,993,324	1,715,754
Modified separate account	131,244	197,024
Variable life	9,088	7,623

Total separate account assets	$14,524,270	$12,530,256

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate

Mon Life 2013 SEC	86

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$7,417,616	$2,889	$—
Minimum guaranteed income benefit	11,336	1,018	—
Minimum guaranteed withdrawal benefit	160,497	—	—
December 31, 2012
Minimum guaranteed death benefit	$6,541,811	$3,495	$—
Minimum guaranteed income benefit	9,960	1,602	—
Minimum guaranteed withdrawal benefit	102,022	—	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $107,007 and $170,007, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $1,392, $545 and $104 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $501, $239 and $613, respectively, toward separate account guarantees.

Mon Life 2013 SEC	87

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary direct first year business	$16,769	$12,176	$4,593
Ordinary direct renewal business	194,579	51,318	143,261
Group life direct business	13,030	3,386	9,644
Credit direct business	440	—	440
Reinsurance ceded	(20,766)	—	(20,766)

Total life and annuity	204,052	66,880	137,172
Accident and health:
Direct	35,888	—	35,888
Reinsurance assumed	6,714	—	6,714
Reinsurance ceded	(1,645)	—	(1,645)

Total accident and health	40,957	—	40,957

	$245,009	$66,880	$178,129

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary direct first year business	$17,360	$12,774	$4,586
Ordinary direct renewal business	201,276	53,166	148,110
Group life direct business	14,508	3,775	10,733
Credit direct business	508	—	508
Reinsurance ceded	(19,565)	—	(19,565)

Total life and annuity	214,087	69,715	144,372
Accident and health:
Direct	47,336	—	47,336
Reinsurance assumed	11,786	—	11,786
Reinsurance ceded	(2,076)	—	(2,076)

Total accident and health	57,046	—	57,046

	$271,133	$69,715	$201,418

Mon Life 2013 SEC	88

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. At December 31, 2013 and 2012, the Company established a premium deficiency reserve of $117,300 and $0, respectively.

At December 31, 2013 and 2012, the Company had insurance in force aggregating $4,156,319 and $4,262,496, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $50,445 and $42,640 to cover these deficiencies at December 31, 2013 and 2012, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively.

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the Company can make a dividend payment of up to $178,225 without the prior approval of insurance regulatory authorities in 2014.

The Company paid an ordinary common stock dividend of $118,422 and $16,578 to its parent companies, CGC and Aegon, respectively, on December 26, 2013. The Company reported a contribution receivable from parent companies of $135,000 at December 31, 2013. Capital

Mon Life 2013 SEC	89

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

contributions of $118,422 and $16,578 were received from CGC and Aegon, respectively, on February 14, 2014. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2013.

The Company paid an ordinary common stock dividend of $394,560 and $55,440 to its parent companies, CGC and Aegon, respectively, on December 21, 2012. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2012.

On December 23, 2011, the Company paid a common stock dividend of $300,000 to its parent companies. Of this amount, $117,400 was an ordinary cash dividend and $182,600 was an extraordinary cash dividend. CGC received $263,100 and Aegon received $36,900.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to on such vote.

On December 23, 2004, the Company received $117,168 from CGDC and $42,832 from Aegon, both affiliates, in exchange for surplus notes. Prior to the merger discussed in Note 1, CGDC dividended the Company’s surplus notes to its direct shareholders in the amount of $102,734 to CGC and $14,434 to Aegon. These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Insurance Division, Department of Commerce, of the State of Iowa prior to paying quarterly interest payments.

Mon Life 2013 SEC	90

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Additional information related to the surplus notes at December 31, 2013 and 2012 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2013
CGC	$102,734	$6,164	$61,695	$514
AEGON	57,266	3,436	24,918	286

Total	$160,000	$9,600	$86,613	$800

2012
CGC	$102,734	$6,164	$55,531	$514
AEGON	57,266	3,436	21,483	286

Total	$160,000	$9,600	$77,014	$800

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $310,280 and $333,420 were on loan under securities lending agreements as part of this program. At December 31, 2013, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $322,142 and $350,162 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	91

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$322,169
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	322,169
Securities received	—

Total collateral received	$322,169

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$31,493	$31,493
30 days or less	107,759	107,759
31 to 60 days	100,576	100,576
61 to 90 days	61,175	61,175
91 to 120 days	1,516	1,516
121 to 180 days	18,394	18,394
Greater than 3 years	1,296	1,229

Total	322,209	322,142
Securities received	—	—

Total collateral reinvested	$322,209	$322,142

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $322,254 (fair value of $322,142) that are currently tradable securities that could be sold and used to pay for the $322,169 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension

Mon Life 2013 SEC	92

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $4,311, $4,350 and $5,134, for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $1,219, $1,276 and $1,682, for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,246, $1,285 and $1,307 related to these plans for the years ended December 31, 2013, 2012 and 2011, respectively.

Mon Life 2013 SEC	93

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between Aegon companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $108,918, $100,736 and $47,194, respectively, for these services, which approximates their costs to the affiliates.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $61, $71 and $64 for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company reported a net amount of $30,774 and $32,590 due to parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid net interest of $26, $40 and $111, respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $471, $436 and $385 for these services during 2013, 2012 and 2011, respectively.

The Company had no short-term notes receivable at December 31, 2013 and 2012.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $79,733 and $77,229, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. As discussed in Note 6—Reinsurance, the Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held

Mon Life 2013 SEC	94

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

aggregate reserves for policies and contracts related to these policies of $161,384 and $156,981 at December 31, 2013 and 2012, respectively.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities for the year ended December 31, 2013 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C, B, P, U	$522,058
Gallagher Bollinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H, Life	C, CA, P, U	91,233
All Other TPA Premiums					184

Total					$613,475

C-	Claims Payment
CA-	Claims Adjustment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $522,058, $422,874 and $345,517, respectively, of direct premiums written by The Vanguard Group, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $91,233, $93,480 and $104,706, respectively, of direct premiums written by Gallagher Bollinger, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $184, $146 and $576, respectively, of direct premiums written by all other managing general agents.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $59,317,033 and $58,306,775 as of December 31, 2013 and 2012, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In

Mon Life 2013 SEC	95

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates of $127 and $1,612 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company has no mortgage loan commitments. At December 31, 2011, the Company had mortgage loan commitments of $4,160. The Company has contingent commitments of $42,822 and $46,975 at December 31, 2013 and 2012, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $2,032 and $7,640, respectively.

At December 31, 2013 and 2012, the Company has private placement commitments outstanding of $24,000 and $0, respectively.

At December 31, 2013 and 2012, no securities were acquired (sold) on a “to be announced” (TBA) basis.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying value of $15,185 and $14,443, respectively, and fair value of $15,853 and $17,892, respectively, in conjunction with these transactions.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted as of December 31, 2013 and 2012, respectively, was $149,006 and $213,917. In addition, securities in the amount of $206,338 and $224,372 were posted to the Company as of December 31, 2013 and 2012, respectively, which were not included on the balance sheet of the Company as the Company does not have the ability to sell or repledge the collateral. A portion of the cash collateral received by the Company has been reposted as collateral to other counterparties. The amount of cash collateral reposted was $0 and $2,580 as of December 31, 2013 and 2012, respectively.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying amount

Mon Life 2013 SEC	96

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

of $14,780 and $245,905 respectively, and fair value of $14,564 and $276,565 respectively, in conjunction with these transactions.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-21 years. In accordance with SSAP No. 5R, the Company did not recognize a liability for the low income housing tax credit since the amount is considered immaterial to the Company’s financial results. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees was $173 and $245 at December 31, 2013 and 2012, respectively. No payments are required as of December 31, 2013. The current assessment of risk of making payments under these guarantees is remote.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2013 and 2012:

	December 31
	2013	2012
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$173	$245

Current liability recognized in financial statements:
Noncontingent liabilities	$—	$—

Contingent liabilities	$—	$—

Ultimate financial statement impact if action required:
Other	$173	$245

Total impact if action required	$173	$245

The Company has issued funding agreements to FHLB, and the funds received are reported as deposit-type liabilities per SSAP No. 52, Deposit-Type Contracts. Total reserves are equal to the funding agreements balance. These funding agreements are used for investment spread management purposes and are subject to the same asset/liability management practices as other deposit-type business. All of the funding agreements issued to FHLB are classified in the general account as it is a general obligation of the Company. Collateral is required by FHLB to support repayment of the funding agreements. In addition, FHLB requires their common stock to be purchased.

Mon Life 2013 SEC	97

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012
FHLB stock purchased/owned as part of the agreement	$26,000	$27,800
Collateral pledged to the FHLB	557,317	1,086,622
Borrowing capacity currently available	897,824	560,000
Agreement General Account
Assets	1,742,275	1,690,805
Liabilities	1,300,000	1,300,130

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2012 for the total payout block is $2,383,901. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2013 and 2012, the Company’s reserves related to this matter were $45,219 and $10,297, respectively.

Mon Life 2013 SEC	98

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Certain examinations are still ongoing.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $2,212 and $3,395 and an offsetting premium tax benefit of $847 and $1,347 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $990, $(2,874) and $(8,063), at December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

Municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. At December 31, 2013 and 2012, the Company had no recorded liabilities for municipal repurchase agreements.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $52,930 and $5,825, respectively. The Company had an outstanding liability for borrowed money in the amount $53,453 and $6,222 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Mon Life 2013 SEC	99

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of dollar repurchase agreements are as follows:

Fair Value
Open	$53,266
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	53,266
Securities received	—

Total collateral received	$53,266

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2013 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain/(Loss)
Bonds:
NAIC 6	1	$36	$72	$3

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance

Mon Life 2013 SEC	100

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee to be payable on September 30, 2014 to be $1,381. This assessment is not expected to have a material impact on risk based capital in 2014.

Mon Life 2013 SEC	101

Statutory-Basis

Financial Statement Schedules

Mon Life 2013 SEC

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$702,488	$698,416	$702,757
States, municipalities and political subdivisions	365,585	397,439	365,585
Foreign governments	196,331	188,850	192,500
Hybrid Securities	654,097	582,931	654,097
All other corporate bonds	10,453,434	11,052,424	10,409,860
Redeemable preferred stocks	9,541	8,955	9,541

Total fixed maturities	12,381,476	12,929,015	12,334,340
Equity securities
Common stocks:
Industrial, miscellaneous and all other	44,500	45,669	45,669

Total equity securities	44,500	45,669	45,669
Mortgage loans on real estate	1,692,860		1,692,860
Real estate	7,285		7,285
Policy loans	470,549		470,549
Other long-term investments	336,388		336,388
Securities Lending	322,209		322,209
Cash, cash equivalents and short-term investments	558,923		558,923

Total investments	$15,814,190		$15,768,223

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.
(2)	United States government and corporate bonds of $71,375 are held at fair value rather than amortized cost due to having an NAIC 6 rating.

Mon Life 2013 SEC	102

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2013

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$5,234,408	$—	$105,825	$400,933	$285,191	$249,758	$301,105
Individual health	616,993	24,181	43,741	163,907	30,895	221,766	83,668
Group life and health	643,125	30,939	88,494	440,210	34,434	271,048	175,801
Annuity	3,425,826	—	68	701,427	378,809	1,128,645	(144,481)

	$9,920,352	$55,120	$238,128	$1,706,477	$729,329	$1,871,217	$416,093

Year ended December 31, 2012
Individual life	$5,237,303	$—	$62,480	$270,263	$310,669	$(133,512)	$274,367
Individual health	456,177	25,536	48,467	175,625	29,136	113,040	60,804
Group life and health	646,721	37,324	87,409	458,397	37,114	270,127	201,138
Annuity	3,629,809	—	127	617,432	445,395	929,457	44,166

	$9,970,010	$62,860	$198,483	$1,521,717	$822,314	$1,179,112	$580,475

Year ended December 31, 2011
Individual life	$5,530,556	$—	$52,163	$208,344	$306,133	$245,580	$260,215
Individual health	410,107	29,906	49,827	174,245	24,563	95,201	71,698
Group life and health	667,286	38,644	93,530	474,154	37,963	297,090	210,966
Annuity	3,840,063	—	41	546,479	470,382	832,759	111,786

	$10,448,012	$68,550	$195,561	$1,403,222	$839,041	$1,470,630	$654,665

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Mon Life 2013 SEC	103

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2013

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$53,926,362	$34,924,942	$3,588,743	22,590,163	16%

Premiums:
Individual life	$786,161	$396,054	$10,826	$400,933	3%
Individual health	116,968	8,564	55,503	163,907	34%
Group life and health	461,308	86,001	64,902	440,209	15%
Annuity	703,936	28,317	25,808	701,427	4%

	$2,068,373	$518,936	$157,039	$1,706,476	9%

Year ended December 31, 2012
Life insurance in force	$59,790,366	$39,457,731	$2,789,989	$23,122,624	12%

Premiums:
Individual life	$678,988	$421,821	$13,096	$270,263	5%
Individual health	120,598	7,260	62,287	175,625	35%
Group life and health	470,794	93,042	80,645	458,397	18%
Annuity	597,505	31,514	51,441	617,432	8%

	$1,867,885	$553,637	$207,469	$1,521,717	14%

Year ended December 31, 2011
Life insurance in force	$62,029,782	$41,743,562	$2,686,755	$22,972,975	12%

Premiums:
Individual life	$657,650	$456,986	$7,679	$208,343	4%
Individual health	124,649	22,292	71,889	174,246	41%
Group life and health	487,397	93,904	80,661	474,154	17%
Annuity	524,970	31,195	52,704	546,479	10%

	$1,794,666	$604,377	$212,933	$1,403,222	15%

Mon Life 2013 SEC	104

FINANCIAL STATEMENTS

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Years Ended December 31, 2013 and 2012

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Financial Statements

Years Ended December 31, 2013 and 2012

The Board of Directors and Contract Owners

Of Separate Account VA U

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statements of assets and liabilities of the subaccounts of Western Reserve Life Assurance Co. of Ohio Separate Account VA U (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Western Reserve Life Assurance Co. of Ohio Separate Account VA U, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

April 28, 2014

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AllianceBernstein Balanced Wealth Strategy Class B Shares	76,474.820	$918,260	$1,043,881	$3	$1,043,884	634,117	$1.580665	$1.654100
Fidelity® VIP Index 500 Service Class 2	36,603.032	5,342,269	6,755,456	(8)	6,755,448	3,952,859	1.576061	1.725119
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	300,387.285	2,228,708	2,264,920	—	2,264,920	1,223,525	1.773400	1.855818
Access VP High Yield	43,128.915	1,257,048	1,294,299	(1)	1,294,298	813,059	1.514603	1.741963
ProFund VP Asia 30	24,990.371	1,272,260	1,398,961	(1)	1,398,960	1,552,680	0.859165	1.322359
ProFund VP Basic Materials	9,121.971	445,870	505,722	1	505,723	447,121	1.076191	1.759307
ProFund VP Bull	34,477.321	1,150,843	1,306,001	—	1,306,001	1,150,875	1.082174	1.146615
ProFund VP Consumer Services	5,225.899	248,057	298,399	—	298,399	180,401	1.577673	2.502530
ProFund VP Emerging Markets	69,147.533	1,720,931	1,651,243	(5)	1,651,238	2,197,195	0.717428	1.084294
ProFund VP Europe 30	5,748.625	134,239	148,717	(4)	148,713	160,223	0.887818	1.618652
ProFund VP Falling U.S. Dollar	2,875.852	79,305	79,891	(5)	79,886	90,529	0.838983	0.921885
ProFund VP Financials	46,830.402	1,155,171	1,310,315	(4)	1,310,311	1,838,072	0.679470	1.799843
ProFund VP International	46,326.013	1,028,682	1,111,824	8	1,111,832	1,347,088	0.786346	1.528913
ProFund VP Japan	40,103.338	706,787	757,953	—	757,953	989,018	0.725656	1.431458
ProFund VP Mid-Cap	45,096.489	1,412,095	1,542,751	2	1,542,753	1,168,456	1.259718	2.088147
ProFund VP Money Market	4,324,982.960	4,324,983	4,324,983	(13)	4,324,970	4,588,219	0.894989	0.948280
ProFund VP NASDAQ-100	33,511.158	888,335	1,021,420	—	1,021,420	637,160	1.525279	1.616075
ProFund VP Oil & Gas	30,671.201	1,507,403	1,640,296	—	1,640,296	1,460,835	1.072300	1.640379
ProFund VP Pharmaceuticals	17,397.362	537,143	594,816	(5)	594,811	400,394	1.418658	2.087053
ProFund VP Precious Metals	31,519.098	1,189,955	742,275	(3)	742,272	1,283,344	0.551777	0.695983
ProFund VP Short Emerging Markets	2,420.392	32,641	31,392	(1)	31,391	77,873	0.384303	0.513525
ProFund VP Short International	2,964.831	41,506	38,128	(4)	38,124	79,847	0.378888	0.481853
ProFund VP Short NASDAQ-100	25,147.563	140,195	121,966	(2)	121,964	381,564	0.279055	0.321349
ProFund VP Short Small-Cap	12,369.754	59,356	53,066	(1)	53,065	176,177	0.286688	0.303775
ProFund VP Small-Cap	34,321.880	1,185,318	1,366,354	3	1,366,357	1,086,562	1.198945	1.270367
ProFund VP Small-Cap Value	48,053.340	1,844,429	2,007,669	(11)	2,007,658	1,519,031	1.256931	2.118804
ProFund VP Telecommunications	21,668.055	192,739	190,029	2	190,031	200,102	0.907190	1.545573
ProFund VP U.S. Government Plus	9,107.492	177,715	161,294	8	161,302	124,414	1.095907	1.308554
ProFund VP UltraSmall-Cap	29,227.489	621,838	727,764	(3)	727,761	645,003	1.074573	4.045636
ProFund VP Utilities	12,728.194	439,214	446,505	(6)	446,499	415,840	1.022744	1.582899
TA Aegon High Yield Bond Service Class	725,919.825	6,064,936	6,025,135	(3)	6,025,132	3,518,422	1.590227	1.737357
TA Aegon Money Market Service Class	13,042,693.141	13,042,693	13,042,693	(134)	13,042,559	12,931,224	0.935312	1.021635
TA Aegon Tactical Vanguard ETF - Balanced Service Class	364,402.161	4,133,036	4,197,913	(18)	4,197,895	3,749,038	1.104454	1.120885
TA Aegon Tactical Vanguard ETF - Conservative Service Class	327,488.556	3,449,427	3,589,275	3	3,589,278	3,205,633	1.100898	1.121184
TA Aegon Tactical Vanguard ETF - Growth Service Class	238,276.984	2,420,026	2,818,817	(2)	2,818,815	2,265,157	1.224019	1.246566
TA Aegon U.S. Government Securities Service Class	2,250,980.531	30,183,459	28,317,335	7	28,317,342	22,408,339	1.105592	1.281317
TA AllianceBernstein Dynamic Allocation Service Class	136,221.759	1,149,186	1,235,531	(1)	1,235,530	923,410	1.238002	1.352255
TA Asset Allocation - Conservative Service Class	6,086,327.588	61,481,716	68,106,006	49	68,106,055	46,985,345	1.344279	1.468338
TA Asset Allocation - Growth Service Class	7,220,875.140	61,951,298	80,946,010	109	80,946,119	50,369,013	1.464991	1.632087
TA Asset Allocation - Moderate Service Class	12,567,569.765	121,812,333	150,433,810	145	150,433,955	97,359,182	1.425959	1.567448
TA Asset Allocation - Moderate Growth Service Class	25,856,051.898	264,080,501	326,044,814	140	326,044,954	204,294,837	1.456702	1.620602
TA Barrow Hanley Dividend Focused Service Class	750,125.519	11,324,913	14,417,412	7	14,417,419	8,237,292	1.455577	1.773358

See accompanying notes.

2

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA Clarion Global Real Estate Securities Service Class	563,283.795	$6,515,539	$6,849,531	$(3)	$6,849,528	3,664,945	$1.414384	$1.895088
TA Hanlon Income Service Class	479,871.951	5,383,130	5,331,377	4	5,331,381	5,115,466	1.010926	1.048457
TA International Moderate Growth Service Class	2,555,168.342	21,969,886	25,321,718	50	25,321,768	23,417,218	1.018790	1.090423
TA Janus Balanced Service Class	84,362.561	917,476	1,058,750	8	1,058,758	919,815	1.113878	1.155268
TA Jennison Growth Service Class	486,319.852	4,309,298	5,096,632	(3)	5,096,629	3,215,776	1.542145	1.593152
TA JPMorgan Core Bond Service Class	542,895.817	7,562,196	7,285,662	1	7,285,663	5,251,533	1.287826	1.406710
TA JPMorgan Enhanced Index Service Class	249,143.750	3,425,359	4,382,439	(7)	4,382,432	2,593,935	1.557797	1.705616
TA JPMorgan Tactical Allocation Service Class	414,022.391	5,461,914	5,763,192	1	5,763,193	5,027,592	1.045905	1.160798
TA Legg Mason Dynamic Allocation - Balanced Service Class	10,235.383	108,292	113,817	—	113,817	104,574	1.075675	1.091668
TA Legg Mason Dynamic Allocation - Growth Service Class	1,819.715	19,138	21,291	(1)	21,290	18,574	1.131395	1.148224
TA Market Participation Strategy Service Class	—	—	—	—	—	—	1.105396	1.118056
TA MFS International Equity Service Class	523,258.454	3,949,709	4,494,790	(9)	4,494,781	4,014,130	1.067339	1.779794
TA Morgan Stanley Capital Growth Service Class	286,840.145	3,404,476	4,302,602	—	4,302,602	2,316,391	1.724540	1.883676
TA Morgan Stanley Mid-Cap Growth Service Class	285,370.545	8,756,840	10,604,369	8	10,604,377	5,047,043	1.946738	2.126418
TA Multi-Managed Balanced Service Class	1,433,013.756	17,817,881	19,188,054	(8)	19,188,046	10,477,034	1.691136	1.854567
TA PIMCO Tactical - Balanced Service Class	86,623.238	930,516	997,033	8	997,041	980,550	0.986468	1.023106
TA PIMCO Tactical - Conservative Service Class	58,844.305	615,877	641,403	4	641,407	666,564	0.933223	0.967874
TA PIMCO Tactical - Growth Service Class	46,406.110	504,355	527,637	(3)	527,634	528,521	0.967421	1.003354
TA PIMCO Total Return Service Class	1,595,696.182	19,032,142	18,015,410	(1)	18,015,409	13,063,370	1.276874	1.394769
TA Systematic Small/Mid Cap Value Service Class	1,195,186.028	22,707,219	27,859,786	(2)	27,859,784	10,057,963	2.430993	2.806218
TA T. Rowe Price Small Cap Service Class	642,678.909	7,251,093	8,875,396	(1)	8,875,395	3,874,571	2.124643	2.320709
TA Vanguard ETF - Aggressive Growth Service Class	20,106.956	298,944	318,494	(1)	318,493	202,627	1.530377	1.587193
TA Vanguard ETF - Balanced Service Class	100,797.515	1,072,501	1,180,339	4	1,180,343	977,691	1.157401	1.467459
TA Vanguard ETF - Conservative Service Class	70,408.621	831,419	860,393	(5)	860,388	703,351	1.185061	1.229059
TA Vanguard ETF - Growth Service Class	386,834.420	3,849,882	4,262,915	(9)	4,262,906	3,461,141	1.178251	1.676896
TA WMC Diversified Growth Service Class	656,094.331	15,051,775	20,634,167	(1)	20,634,166	12,109,835	1.537131	1.730856

See accompanying notes.

3

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
AllianceBernstein Balanced Wealth Strategy Class B Shares	$805,019	$15,168	$12,367	$2,801	$—	$23,299	$23,299	$64,847	$88,146	$90,947	$(138,625)	$(47,678)	$757,341
Fidelity® VIP Index 500 Service Class 2	3,535,778	82,642	52,791	29,851	49,180	231,896	281,076	177,955	459,031	488,882	393,080	881,962	4,417,740
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	1,909,592	54,941	29,655	25,286	—	16,277	16,277	204,492	220,769	246,055	(78,061)	167,994	2,077,586
Access VP High Yield	1,384,093	45,612	15,925	29,687	—	51,897	51,897	50,578	102,475	132,162	(671,882)	(539,720)	844,373
ProFund VP Asia 30	920,972	—	16,266	(16,266)	—	(87,690)	(87,690)	95,621	7,931	(8,335)	299,550	291,215	1,212,187
ProFund VP Basic Materials	1,709,318	4,272	15,134	(10,862)	—	(231,157)	(231,157)	302,125	70,968	60,106	(1,189,287)	(1,129,181)	580,137
ProFund VP Bull	463,769	—	7,298	(7,298)	—	48,172	48,172	5,585	53,757	46,459	284,423	330,882	794,651
ProFund VP Consumer Services	672,043	—	4,255	(4,255)	898	63,805	64,703	(7,351)	57,352	53,097	(609,305)	(556,208)	115,835
ProFund VP Emerging Markets	1,383,136	25,829	28,523	(2,694)	—	(286,490)	(286,490)	248,893	(37,597)	(40,291)	1,422,645	1,382,354	2,765,490
ProFund VP Europe 30	37,678	2,338	2,004	334	—	(1,800)	(1,800)	39,593	37,793	38,127	808,698	846,825	884,503
ProFund VP Falling U.S. Dollar	195,437	—	2,331	(2,331)	—	(17,869)	(17,869)	15,234	(2,635)	(4,966)	(2,469)	(7,435)	188,002
ProFund VP Financials	266,809	1,324	8,082	(6,758)	—	(36,523)	(36,523)	34,319	(2,204)	(8,962)	(6,361)	(15,323)	251,486
ProFund VP International	560,464	—	7,841	(7,841)	—	(6,658)	(6,658)	109,302	102,644	94,803	305,913	400,716	961,180
ProFund VP Japan	295,691	—	1,399	(1,399)	—	(34,510)	(34,510)	20,475	(14,035)	(15,434)	(141,655)	(157,089)	138,602
ProFund VP Mid-Cap	791,309	—	16,893	(16,893)	—	186,550	186,550	8,954	195,504	178,611	262,886	441,497	1,232,806
ProFund VP Money Market	6,876,303	1,037	70,915	(69,878)	—	—	—	—	—	(69,878)	(3,444,043)	(3,513,921)	3,362,382
ProFund VP NASDAQ-100	2,338,345	—	23,907	(23,907)	—	489,871	489,871	(1,221)	488,650	464,743	(2,001,630)	(1,536,887)	801,458
ProFund VP Oil & Gas	2,560,157	3,000	28,904	(25,904)	218,095	(358,986)	(140,891)	74,195	(66,696)	(92,600)	(992,419)	(1,085,019)	1,475,138
ProFund VP Pharmaceuticals	733,038	9,102	7,759	1,343	—	69,957	69,957	(36,453)	33,504	34,847	(374,231)	(339,384)	393,654
ProFund VP Precious Metals	3,207,071	—	38,922	(38,922)	—	(827,691)	(827,691)	318,799	(508,892)	(547,814)	(494,842)	(1,042,656)	2,164,415
ProFund VP Short Emerging Markets	85,731	—	774	(774)	—	(15,188)	(15,188)	4,751	(10,437)	(11,211)	(37,334)	(48,545)	37,186
ProFund VP Short International	49,140	—	794	(794)	1,883	(2,362)	(479)	(14,441)	(14,920)	(15,714)	21,636	5,922	55,062

See Accompanying Notes.

(1)	See Footnote 1

4

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
ProFund VP Short NASDAQ-100	$158,711	$—	$2,679	$(2,679)	$—	$(50,777)	$(50,777)	$6,860	$(43,917)	$(46,596)	$104,654	$58,058	$216,769
ProFund VP Short Small-Cap	80,639	—	1,351	(1,351)	—	(6,726)	(6,726)	1,176	(5,550)	(6,901)	(16,236)	(23,137)	57,502
ProFund VP Small-Cap	250,909	—	7,648	(7,648)	5,560	4,073	9,633	26,708	36,341	28,693	463,123	491,816	742,725
ProFund VP Small-Cap Value	255,184	—	13,841	(13,841)	—	(22,783)	(22,783)	11,215	(11,568)	(25,409)	800,296	774,887	1,030,071
ProFund VP Telecommunications	49,750	27,097	13,029	14,068	—	54,517	54,517	55,090	109,607	123,675	801,207	924,882	974,632
ProFund VP U.S. Government Plus	1,059,159	—	18,328	(18,328)	195,769	33,462	229,231	(239,571)	(10,340)	(28,668)	740,348	711,680	1,770,839
ProFund VP UltraSmall-Cap	495,414	—	6,268	(6,268)	—	48,842	48,842	(17,829)	31,013	24,745	(207,526)	(182,781)	312,633
ProFund VP Utilities	2,236,354	26,363	19,529	6,834	—	97,054	97,054	(157,739)	(60,685)	(53,851)	(1,096,384)	(1,150,235)	1,086,119
TA Aegon High Yield Bond Service Class	9,334,558	606,041	139,956	466,085	—	452,771	452,771	501,666	954,437	1,420,522	(537,805)	882,717	10,217,275
TA Aegon Money Market Service Class	26,784,275	1,088	296,835	(295,747)	—	—	—	—	—	(295,747)	(7,578,884)	(7,874,631)	18,909,644
TA Aegon Tactical Vanguard ETF - Balanced Service Class(1)	—	41	480	(439)	31	280	311	2,416	2,727	2,288	159,726	162,014	162,014
TA Aegon Tactical Vanguard ETF - Conservative Service Class	1,151,056	12,292	33,423	(21,131)	16,763	46,721	63,484	80,297	143,781	122,650	2,092,744	2,215,394	3,366,450
TA Aegon Tactical Vanguard ETF - Growth Service Class	4,753,791	26,354	53,217	(26,863)	—	121,822	121,822	229,696	351,518	324,655	(2,724,978)	(2,400,323)	2,353,468
TA Aegon U.S. Government Securities Service Class	139,011,991	1,635,694	1,503,006	132,688	2,659,593	531,741	3,191,334	297,712	3,489,046	3,621,734	(45,492,195)	(41,870,461)	97,141,530
TA AllianceBernstein Dynamic Allocation Service Class	2,436,979	12,998	25,748	(12,750)	—	44,446	44,446	56,164	100,610	87,860	(917,247)	(829,387)	1,607,592
TA Asset Allocation - Conservative Service Class	83,188,888	2,462,941	1,142,943	1,319,998	—	1,183,838	1,183,838	2,197,422	3,381,260	4,701,258	(5,965,114)	(1,263,856)	81,925,032
TA Asset Allocation - Growth Service Class	59,708,651	641,222	865,179	(223,957)	—	972,041	972,041	5,159,403	6,131,444	5,907,487	(7,856,136)	(1,948,649)	57,760,002
TA Asset Allocation - Moderate Service Class	165,597,004	3,890,157	2,250,912	1,639,245	—	(5,923,091)	(5,923,091)	16,129,345	10,206,254	11,845,499	(23,240,236)	(11,394,737)	154,202,267
TA Asset Allocation - Moderate Growth Service Class	280,406,582	6,571,042	4,148,207	2,422,835	—	(13,678,966)	(13,678,966)	35,310,540	21,631,574	24,054,409	(14,171,402)	9,883,007	290,289,589
TA Barrow Hanley Dividend Focused Service Class	12,473,992	181,201	165,432	15,769	—	504,735	504,735	591,568	1,096,303	1,112,072	(1,726,974)	(614,902)	11,859,090
TA Clarion Global Real Estate Securities Service Class	6,918,794	277,081	106,966	170,115	—	232,496	232,496	1,168,918	1,401,414	1,571,529	(638,376)	933,153	7,851,947
TA Hanlon Income Service Class	9,971,898	186,676	126,200	60,476	—	36,119	36,119	74,236	110,355	170,831	(2,225,951)	(2,055,120)	7,916,778

See Accompanying Notes.

(1)	See Footnote 1

5

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA International Moderate Growth Service Class	$23,900,048	$661,336	$330,088	$331,248	$—	$(703,240)	$(703,240)	$2,866,356	$2,163,116	$2,494,364	$(2,168,693)	$325,671	$24,225,719
TA Janus Balanced Service Class	1,154,702	—	13,938	(13,938)	—	(62,220)	(62,220)	187,910	125,690	111,752	(350,451)	(238,699)	916,003
TA Jennison Growth Service Class	3,953,971	—	53,681	(53,681)	281,749	294,535	576,284	109,659	685,943	632,262	(1,675,261)	(1,042,999)	2,910,972
TA JPMorgan Core Bond Service Class	14,673,022	292,100	183,139	108,961	4,627	313,813	318,440	13,520	331,960	440,921	(3,601,979)	(3,161,058)	11,511,964
TA JPMorgan Enhanced Index Service Class	3,053,837	32,964	49,790	(16,826)	—	405,846	405,846	8,444	414,290	397,464	687,783	1,085,247	4,139,084
TA JPMorgan Tactical Allocation Service Class	6,582,130	36,232	92,285	(56,053)	—	39,282	39,282	401,326	440,608	384,555	(368,113)	16,442	6,598,572
TA Legg Mason Dynamic Allocation - Balanced Service Class(1)	—	—	48	(48)	—	—	—	(53)	(53)	(101)	53,630	53,529	53,529
TA Legg Mason Dynamic Allocation - Growth Service Class(1)	—	—	17	(17)	—	—	—	65	65	48	7,278	7,326	7,326
TA Market Participation Strategy Service Class(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
TA MFS International Equity Service Class	1,613,665	33,289	34,218	(929)	—	(69,785)	(69,785)	472,134	402,349	401,420	1,937,621	2,339,041	3,952,706
TA Morgan Stanley Capital Growth Service Class	2,415,206	—	37,789	(37,789)	446,409	50,388	496,797	(134,921)	361,876	324,087	(350,690)	(26,603)	2,388,603
TA Morgan Stanley Mid-Cap Growth Service Class	10,069,813	—	117,790	(117,790)	403,739	(258,398)	145,341	426,016	571,357	453,567	(3,376,314)	(2,922,747)	7,147,066
TA Multi-Managed Balanced Service Class	12,955,299	213,762	202,266	11,496	2,256,539	364,749	2,621,288	(1,208,667)	1,412,621	1,424,117	1,514,645	2,938,762	15,894,061
TA PIMCO Tactical - Balanced Service Class	1,392,249	20,627	17,716	2,911	—	(31,654)	(31,654)	23,348	(8,306)	(5,395)	(402,782)	(408,177)	984,072
TA PIMCO Tactical - Conservative Service Class	1,095,279	12,287	13,826	(1,539)	—	(23,616)	(23,616)	27,557	3,941	2,402	(256,229)	(253,827)	841,452
TA PIMCO Tactical - Growth Service Class	727,774	2,442	7,827	(5,385)	—	(19,978)	(19,978)	27,129	7,151	1,766	(239,730)	(237,964)	489,810
TA PIMCO Total Return Service Class	28,167,757	1,040,355	363,921	676,434	—	250,200	250,200	578,661	828,861	1,505,295	(3,361,695)	(1,856,400)	26,311,357
TA Systematic Small/Mid Cap Value Service Class	12,726,542	32,758	169,430	(136,672)	2,924,490	1,105,215	4,029,705	(2,217,020)	1,812,685	1,676,013	(2,864,097)	(1,188,084)	11,538,458
TA T. Rowe Price Small Cap Service Class	3,454,691	—	73,223	(73,223)	395,807	(192,159)	203,648	225,802	429,450	356,227	439,281	795,508	4,250,199
TA Vanguard ETF - Aggressive Growth Service Class	52,208	734	1,028	(294)	1,071	349	1,420	8,823	10,243	9,949	48,982	58,931	111,139
TA Vanguard ETF - Balanced Service Class	734,327	10,378	11,476	(1,098)	21,136	47,434	68,570	(13,130)	55,440	54,342	306,671	361,013	1,095,340
TA Vanguard ETF - Conservative Service Class	349,138	27,058	25,903	1,155	24,210	21,604	45,814	47,468	93,282	94,437	2,569,393	2,663,830	3,012,968

See Accompanying Notes.

(1)	See Footnote 1

6

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA Vanguard ETF - Growth Service Class	$2,137,073	$31,552	$28,093	$3,459	$160,941	$153,098	$314,039	$(120,233)	$193,806	$197,265	$(87,179)	$110,086	$2,247,159
TA WMC Diversified Growth Service Class	15,464,167	17,169	225,842	(208,673)	—	1,393,483	1,393,483	409,727	1,803,210	1,594,537	(2,349,898)	(755,361)	14,708,806

See Accompanying Notes.

(1)	See Footnote 1

7

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
AllianceBernstein Balanced Wealth Strategy Class B Shares	$757,341	$20,994	$13,578	$7,416	$—	$30,800	$30,800	$80,414	$111,214	$118,630	$167,913	$286,543	$1,043,884
Fidelity® VIP Index 500 Service Class 2	4,417,740	102,767	73,959	28,808	51,273	204,588	255,861	1,144,365	1,400,226	1,429,034	908,674	2,337,708	6,755,448
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	2,077,586	239,884	32,103	207,781	397,236	(12,897)	384,339	(161,232)	223,107	430,888	(243,554)	187,334	2,264,920
Access VP High Yield	844,373	23,908	12,411	11,497	26,309	54,451	80,760	(11,746)	69,014	80,511	369,414	449,925	1,294,298
ProFund VP Asia 30	1,212,187	793	17,479	(16,686)	—	21,951	21,951	128,888	150,839	134,153	52,620	186,773	1,398,960
ProFund VP Basic Materials	580,137	6,013	8,539	(2,526)	—	7,024	7,024	66,488	73,512	70,986	(145,400)	(74,414)	505,723
ProFund VP Bull	794,651	—	16,187	(16,187)	15,046	123,829	138,875	137,176	276,051	259,864	251,486	511,350	1,306,001
ProFund VP Consumer Services	115,835	879	3,506	(2,627)	996	31,536	32,532	43,698	76,230	73,603	108,961	182,564	298,399
ProFund VP Emerging Markets	2,765,490	12,951	29,916	(16,965)	—	(74,111)	(74,111)	(184,531)	(258,642)	(275,607)	(838,645)	(1,114,252)	1,651,238
ProFund VP Europe 30	884,503	1,569	6,654	(5,085)	—	43,724	43,724	(24,468)	19,256	14,171	(749,961)	(735,790)	148,713
ProFund VP Falling U.S. Dollar	188,002	—	1,655	(1,655)	—	(6,491)	(6,491)	982	(5,509)	(7,164)	(100,952)	(108,116)	79,886
ProFund VP Financials	251,486	3,137	13,018	(9,881)	—	79,811	79,811	149,944	229,755	219,874	838,951	1,058,825	1,310,311
ProFund VP International	961,180	—	14,081	(14,081)	51,163	61,725	112,888	13,064	125,952	111,871	38,781	150,652	1,111,832
ProFund VP Japan	138,602	—	6,222	(6,222)	—	109,251	109,251	38,448	147,699	141,477	477,874	619,351	757,953
ProFund VP Mid-Cap	1,232,806	—	32,305	(32,305)	115,393	301,313	416,706	107,089	523,795	491,490	(181,543)	309,947	1,542,753
ProFund VP Money Market	3,362,382	984	65,120	(64,136)	—	—	—	—	—	(64,136)	1,026,724	962,588	4,324,970
ProFund VP NASDAQ-100	801,458	—	10,593	(10,593)	—	87,631	87,631	157,962	245,593	235,000	(15,038)	219,962	1,021,420
ProFund VP Oil & Gas	1,475,138	6,707	21,791	(15,084)	59,503	21,444	80,947	245,409	326,356	311,272	(146,114)	165,158	1,640,296
ProFund VP Pharmaceuticals	393,654	9,864	7,894	1,970	26,761	39,936	66,697	56,077	122,774	124,744	76,413	201,157	594,811
ProFund VP Precious Metals	2,164,415	—	16,127	(16,127)	—	(418,280)	(418,280)	(243,535)	(661,815)	(677,942)	(744,201)	(1,422,143)	742,272
ProFund VP Short Emerging Markets	37,186	—	1,343	(1,343)	—	19,395	19,395	410	19,805	18,462	(24,257)	(5,795)	31,391
ProFund VP Short International	55,062	—	963	(963)	—	(19,186)	(19,186)	11,792	(7,394)	(8,357)	(8,581)	(16,938)	38,124
ProFund VP Short NASDAQ-100	216,769	—	2,241	(2,241)	—	(44,852)	(44,852)	(15,495)	(60,347)	(62,588)	(32,217)	(94,805)	121,964
ProFund VP Short Small-Cap	57,502	—	1,190	(1,190)	—	(40,761)	(40,761)	2,332	(38,429)	(39,619)	35,182	(4,437)	53,065

See Accompanying Notes.

(1)	See Footnote 1

8

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
ProFund VP Small-Cap	$742,725	$—	$19,371	$(19,371)	$32,696	$188,580	$221,276	$151,048	$372,324	$352,953	$270,679	$623,632	$1,366,357
ProFund VP Small-Cap Value	1,030,071	4,582	19,023	(14,441)	—	251,414	251,414	143,113	394,527	380,086	597,501	977,587	2,007,658
ProFund VP Telecommunications	974,632	16,618	7,420	9,198	25,157	68,124	93,281	(57,926)	35,355	44,553	(829,154)	(784,601)	190,031
ProFund VP U.S. Government Plus	1,770,839	855	7,998	(7,143)	37,879	(237,788)	(199,909)	38,114	(161,795)	(168,938)	(1,440,599)	(1,609,537)	161,302
ProFund VP UltraSmall-Cap	312,633	—	7,364	(7,364)	—	210,558	210,558	91,961	302,519	295,155	119,973	415,128	727,761
ProFund VP Utilities	1,086,119	12,475	7,306	5,169	—	38,265	38,265	13,257	51,522	56,691	(696,311)	(639,620)	446,499
TA Aegon High Yield Bond Service Class	10,217,275	407,853	111,640	296,213	—	401,348	401,348	(386,807)	14,541	310,754	(4,502,897)	(4,192,143)	6,025,132
TA Aegon Money Market Service Class	18,909,644	854	230,851	(229,997)	—	—	—	—	—	(229,997)	(5,637,088)	(5,867,085)	13,042,559
TA Aegon Tactical Vanguard ETF - Balanced Service Class	162,014	4,715	12,556	(7,841)	4,949	11,968	16,917	62,445	79,362	71,521	3,964,360	4,035,881	4,197,895
TA Aegon Tactical Vanguard ETF - Conservative Service Class	3,366,450	33,985	44,545	(10,560)	38,396	110,491	148,887	51,219	200,106	189,546	33,282	222,828	3,589,278
TA Aegon Tactical Vanguard ETF - Growth Service Class	2,353,468	20,781	34,180	(13,399)	—	138,969	138,969	220,325	359,294	345,895	119,452	465,347	2,818,815
TA Aegon U.S. Government Securities Service Class	97,141,530	772,621	666,796	105,825	856,365	(811,967)	44,398	(1,676,653)	(1,632,255)	(1,526,430)	(67,297,758)	(68,824,188)	28,317,342
TA AllianceBernstein Dynamic Allocation Service Class	1,607,592	14,093	19,683	(5,590)	—	58,373	58,373	23,175	81,548	75,958	(448,020)	(372,062)	1,235,530
TA Asset Allocation - Conservative Service Class	81,925,032	2,118,232	1,015,636	1,102,596	113,081	4,769,204	4,882,285	(565,173)	4,317,112	5,419,708	(19,238,685)	(13,818,977)	68,106,055
TA Asset Allocation - Growth Service Class	57,760,002	742,215	1,012,131	(269,916)	—	2,989,734	2,989,734	12,953,580	15,943,314	15,673,398	7,512,719	23,186,117	80,946,119
TA Asset Allocation - Moderate Service Class	154,202,267	3,453,360	2,127,331	1,326,029	—	576,844	576,844	14,956,630	15,533,474	16,859,503	(20,627,815)	(3,768,312)	150,433,955
TA Asset Allocation - Moderate Growth Service Class	290,289,589	6,559,916	4,377,646	2,182,270	—	(5,165,438)	(5,165,438)	53,075,886	47,910,448	50,092,718	(14,337,353)	35,755,365	326,044,954
TA Barrow Hanley Dividend Focused Service Class	11,859,090	298,192	187,312	110,880	—	941,305	941,305	2,241,710	3,183,015	3,293,895	(735,566)	2,558,329	14,417,419
TA Clarion Global Real Estate Securities Service Class	7,851,947	415,235	110,105	305,130	—	(4,401)	(4,401)	(202,430)	(206,831)	98,299	(1,100,718)	(1,002,419)	6,849,528
TA Hanlon Income Service Class	7,916,778	255,866	88,773	167,093	—	21,206	21,206	(110,945)	(89,739)	77,354	(2,662,751)	(2,585,397)	5,331,381
TA International Moderate Growth Service Class	24,225,719	457,246	334,685	122,561	—	(484,812)	(484,812)	2,913,947	2,429,135	2,551,696	(1,455,647)	1,096,049	25,321,768
TA Janus Balanced Service Class	916,003	6,273	11,821	(5,548)	—	11,378	11,378	135,806	147,184	141,636	1,119	142,755	1,058,758
TA Jennison Growth Service Class	2,910,972	2,853	55,196	(52,343)	336,241	90,994	427,235	854,617	1,281,852	1,229,509	956,148	2,185,657	5,096,629
TA JPMorgan Core Bond Service Class	11,511,964	240,683	128,381	112,302	—	25,741	25,741	(479,755)	(454,014)	(341,712)	(3,884,589)	(4,226,301)	7,285,663

See Accompanying Notes.

(1)	See Footnote 1

9

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
TA JPMorgan Enhanced Index Service Class	$4,139,084	$20,344	$54,295	$(33,951)	$27,086	$314,141	$341,227	$770,981	$1,112,208	$1,078,257	$(834,909)	$243,348	$4,382,432
TA JPMorgan Tactical Allocation Service Class	6,598,572	59,816	81,717	(21,901)	—	283,023	283,023	(35,465)	247,558	225,657	(1,061,036)	(835,379)	5,763,193
TA Legg Mason Dynamic Allocation - Balanced Service Class	53,529	151	951	(800)	27	264	291	5,578	5,869	5,069	55,219	60,288	113,817
TA Legg Mason Dynamic Allocation - Growth Service Class	7,326	19	178	(159)	2	21	23	2,087	2,110	1,951	12,013	13,964	21,290
TA Market Participation Strategy Service Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA MFS International Equity Service Class	3,952,706	42,110	57,472	(15,362)	—	370,003	370,003	225,185	595,188	579,826	(37,751)	542,075	4,494,781
TA Morgan Stanley Capital Growth Service Class	2,388,603	16,660	43,565	(26,905)	14,588	13,535	28,123	1,244,220	1,272,343	1,245,438	668,561	1,913,999	4,302,602
TA Morgan Stanley Mid-Cap Growth Service Class	7,147,066	57,639	122,461	(64,822)	198,357	647,799	846,156	2,011,935	2,858,091	2,793,269	664,042	3,457,311	10,604,377
TA Multi-Managed Balanced Service Class	15,894,061	266,549	247,527	19,022	614,954	374,128	989,082	1,654,494	2,643,576	2,662,598	631,387	3,293,985	19,188,046
TA PIMCO Tactical - Balanced Service Class	984,072	5,778	12,894	(7,116)	—	(15,211)	(15,211)	113,931	98,720	91,604	(78,635)	12,969	997,041
TA PIMCO Tactical - Conservative Service Class	841,452	17,057	18,952	(1,895)	—	30,381	30,381	93,635	124,016	122,121	(322,166)	(200,045)	641,407
TA PIMCO Tactical - Growth Service Class	489,810	3,819	6,824	(3,005)	—	(18,817)	(18,817)	93,988	75,171	72,166	(34,342)	37,824	527,634
TA PIMCO Total Return Service Class	26,311,357	415,694	307,437	108,257	260,154	(105,974)	154,180	(1,298,700)	(1,144,520)	(1,036,263)	(7,259,685)	(8,295,948)	18,015,409
TA Systematic Small/Mid Cap Value Service Class	11,538,458	78,571	318,590	(240,019)	53,772	156,593	210,365	6,466,415	6,676,780	6,436,761	9,884,565	16,321,326	27,859,784
TA T. Rowe Price Small Cap Service Class	4,250,199	—	94,843	(94,843)	357,830	479,799	837,629	1,617,362	2,454,991	2,360,148	2,265,048	4,625,196	8,875,395
TA Vanguard ETF - Aggressive Growth Service Class	111,139	1,108	2,093	(985)	790	24,043	24,833	15,310	40,143	39,158	168,196	207,354	318,493
TA Vanguard ETF - Balanced Service Class	1,095,340	11,222	15,229	(4,007)	13,905	97,675	111,580	(3,579)	108,001	103,994	(18,991)	85,003	1,180,343
TA Vanguard ETF - Conservative Service Class	3,012,968	27,543	33,393	(5,850)	31,009	134,441	165,450	(36,065)	129,385	123,535	(2,276,115)	(2,152,580)	860,388
TA Vanguard ETF - Growth Service Class	2,247,159	49,194	46,750	2,444	79,453	157,542	236,995	279,640	516,635	519,079	1,496,668	2,015,747	4,262,906
TA WMC Diversified Growth Service Class	14,708,806	148,879	254,841	(105,962)	—	897,903	897,903	3,975,668	4,873,571	4,767,609	1,157,751	5,925,360	20,634,166

See Accompanying Notes.

(1)	See Footnote 1

10

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Separate Account VA U (the Separate Account) is a segregated investment account of Western Reserve Life Assurance Co. of Ohio (WRL), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Freedom Premier® III Variable Annuity.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein Variable Products Series Fund, Inc.
AllianceBernstein Balanced Wealth Strategy Class B Shares	AllianceBernstein Balanced Wealth Strategy Portfolio Class B Shares
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	Franklin Templeton VIP Founding Funds Allocation Fund Class 4 Shares
Access One Trust	Access One Trust
Access VP High Yield	Access VP High Yield FundSM
ProFunds	ProFunds
ProFund VP Asia 30	ProFund VP Asia 30
ProFund VP Basic Materials	ProFund VP Basic Materials
ProFund VP Bull	ProFund VP Bull
ProFund VP Consumer Services	ProFund VP Consumer Services
ProFund VP Emerging Markets	ProFund VP Emerging Markets
ProFund VP Europe 30	ProFund VP Europe 30
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar
ProFund VP Financials	ProFund VP Financials
ProFund VP International	ProFund VP International
ProFund VP Japan	ProFund VP Japan
ProFund VP Mid-Cap	ProFund VP Mid-Cap
ProFund VP Money Market	ProFund VP Money Market
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100
ProFund VP Oil & Gas	ProFund VP Oil & Gas
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals
ProFund VP Precious Metals	ProFund VP Precious Metals
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets
ProFund VP Short International	ProFund VP Short International
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap
ProFund VP Small-Cap	ProFund VP Small-Cap
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value

11

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
ProFunds	ProFunds
ProFund VP Telecommunications	ProFund VP Telecommunications
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap
ProFund VP Utilities	ProFund VP Utilities
Transamerica Series Trust	Transamerica Series Trust
TA Aegon High Yield Bond Service Class	Transamerica Aegon High Yield Bond VP Service Class
TA Aegon Money Market Service Class	Transamerica Aegon Money Market VP Service Class
TA Aegon Tactical Vanguard ETF - Balanced Service Class	Transamerica Aegon Active Asset Allocation - Moderate VP Service Class
TA Aegon Tactical Vanguard ETF - Conservative Service Class	Transamerica Aegon Active Asset Allocation - Conservative VP Service Class
TA Aegon Tactical Vanguard ETF - Growth Service Class	Transamerica Aegon Active Asset Allocation - Moderate Growth VP Service Class
TA Aegon U.S. Government Securities Service Class	Transamerica Aegon U.S. Government Securities VP Service Class
TA AllianceBernstein Dynamic Allocation Service Class	Transamerica AllianceBernstein Dynamic Allocation VP Service Class
TA Asset Allocation - Conservative Service Class	Transamerica Asset Allocation - Conservative VP Service Class
TA Asset Allocation - Growth Service Class	Transamerica Asset Allocation - Growth VP Service Class
TA Asset Allocation - Moderate Service Class	Transamerica Asset Allocation - Moderate VP Service Class
TA Asset Allocation - Moderate Growth Service Class	Transamerica Asset Allocation - Moderate Growth VP Service Class
TA Barrow Hanley Dividend Focused Service Class	TA Barrow Hanley Dividend Focused VP Service Class
TA Clarion Global Real Estate Securities Service Class	Transamerica Clarion Global Real Estate Securities VP Service Class
TA Hanlon Income Service Class	Transamerica Hanlon Income VP Service Class
TA International Moderate Growth Service Class	Transamerica International Moderate Growth VP Service Class
TA Janus Balanced Service Class	Transamerica Janus Balanced VP Service Class
TA Jennison Growth Service Class	Transamerica Jennison Growth VP Service Class
TA JPMorgan Core Bond Service Class	Transamerica JPMorgan Core Bond VP Service Class
TA JPMorgan Enhanced Index Service Class	Transamerica JPMorgan Enhanced Index VP Service Class
TA JPMorgan Tactical Allocation Service Class	Transamerica JPMorgan Tactical Allocation VP Service Class
TA Legg Mason Dynamic Allocation - Balanced Service Class	Transamerica Legg Mason Dynamic Allocation - Balanced VP Service Class
TA Legg Mason Dynamic Allocation - Growth Service Class	Transamerica Legg Mason Dynamic Allocation - Growth VP Service Class
TA Market Participation Strategy Service Class	Transamerica Market Participation Strategy VP Service Class
TA MFS International Equity Service Class	Transamerica MFS International Equity VP Service Class
TA Morgan Stanley Capital Growth Service Class	Transamerica Morgan Stanley Capital Growth VP Service Class
TA Morgan Stanley Mid-Cap Growth Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP Service Class
TA Multi-Managed Balanced Service Class	Transamerica Multi-Managed Balanced VP Service Class
TA PIMCO Tactical - Balanced Service Class	Transamerica PIMCO Tactical - Balanced VP Service Class
TA PIMCO Tactical - Conservative Service Class	Transamerica PIMCO Tactical - Conservative VP Service Class
TA PIMCO Tactical - Growth Service Class	Transamerica PIMCO Tactical - Growth VP Service Class
TA PIMCO Total Return Service Class	Transamerica PIMCO Total Return VP Service Class
TA Systematic Small/Mid Cap Value Service Class	Transamerica Systematic Small/Mid Cap Value VP Service Class
TA T.Rowe Price Small Cap Service Class	Transamerica T.Rowe Price Small Cap VP Service Class
TA Vanguard ETF - Aggressive Growth Service Class	Transamerica Vanguard ETF - Aggressive Growth VP Service Class
TA Vanguard ETF - Balanced Service Class	Transamerica Vanguard ETF - Balanced VP Service Class

12

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount	Mutual Fund
Transamerica Series Trust	Transamerica Series Trust
TA Vanguard ETF - Conservative Service Class	Transamerica Vanguard ETF - Conservative VP Service Class
TA Vanguard ETF - Growth Service Class	Transamerica Vanguard ETF - Growth VP Service Class
TA WMC Diversified Growth Service Class	Transamerica WMC Diversified Growth VP

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA Market Participation Strategy Service Class	September 17, 2012
TA Aegon Tactical Vanguard ETF - Balanced Service Class	May 1, 2012
TA Legg Mason Dynamic Allocation-Balanced Service Class	May 1, 2012
TA Legg Mason Dynamic Allocation-Growth Service Class	May 1, 2012
TA Aegon Tactical Vanguard ETF - Growth Service Class	December 8, 2011
TA Aegon Tactical Vanguard ETF - Conservative Service Class	December 8, 2011
TA Jennison Growth Service Class	April 29, 2010
TA Janus Balanced Service Class	November 19, 2009
TA PIMCO Tactical - Growth Service Class	November 19, 2009
TA PIMCO Tactical - Conservative Service Class	November 19, 2009
TA PIMCO Tactical - Balanced Service Class	November 19, 2009
TA Hanlon Income Service Class	November 19, 2009
TA Vanguard ETF - Conservative Service Class	November 19, 2009
TA Vanguard ETF - Aggressive Growth Service Class	November 19, 2009

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
TA Barrow Hanley Dividend Focused Service Class	TA BlackRock Large Cap Value Service Class
TA Vanguard ETF - Aggressive Growth Service Class	TA Vanguard ETF - Aggressive Growth VP Service Class
TA Vanguard ETF - Balanced Service Class	TA Vanguard ETF Index - Balanced Service Class
TA Vanguard ETF - Conservative Service Class	TA Vanguard ETF Index - Conservative Service Class
TA Vanguard ETF - Growth Service Class	TA Vanguard ETF Index - Growth Service Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
TA Systematic Small/Mid Cap Value Service Class	TA Third Avenue Value Service Class
TA Vanguard ETF - Growth Service Class	TA Efficent Markets Service Class

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

13

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

14

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
AllianceBernstein Balanced Wealth Strategy Class B Shares	$350,962	$175,639
Fidelity® VIP Index 500 Service Class 2	1,876,288	887,519
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	666,503	305,048
Access VP High Yield	970,126	562,905
ProFund VP Asia 30	1,097,468	1,061,521
ProFund VP Basic Materials	524,179	672,105
ProFund VP Bull	1,193,968	943,616
ProFund VP Consumer Services	286,951	179,616
ProFund VP Emerging Markets	2,933,441	3,789,042
ProFund VP Europe 30	1,356,490	2,111,538
ProFund VP Falling U.S. Dollar	443,079	545,685
ProFund VP Financials	1,501,570	672,499
ProFund VP International	1,638,319	1,562,464
ProFund VP Japan	3,234,664	2,763,013
ProFund VP Mid-Cap	3,732,880	3,831,331
ProFund VP Money Market	11,941,616	10,979,005
ProFund VP NASDAQ-100	1,021,078	1,046,707
ProFund VP Oil & Gas	451,059	552,733
ProFund VP Pharmaceuticals	410,921	305,774
ProFund VP Precious Metals	333,647	1,093,970
ProFund VP Short Emerging Markets	610,517	636,115
ProFund VP Short International	355,272	364,818
ProFund VP Short NASDAQ-100	526,921	561,381
ProFund VP Short Small-Cap	556,030	522,037
ProFund VP Small-Cap	2,012,066	1,728,068
ProFund VP Small-Cap Value	5,030,765	4,447,696
ProFund VP Telecommunications	117,960	912,759
ProFund VP U.S. Government Plus	348,637	1,758,514
ProFund VP UltraSmall-Cap	1,257,692	1,145,082
ProFund VP Utilities	352,802	1,043,945
TA Aegon High Yield Bond Service Class	4,027,356	8,234,031
TA Aegon Money Market Service Class	8,417,432	14,284,335
TA Aegon Tactical Vanguard ETF - Balanced Service Class	4,299,779	338,310
TA Aegon Tactical Vanguard ETF - Conservative Service Class	1,862,199	1,801,080
TA Aegon Tactical Vanguard ETF - Growth Service Class	1,133,987	1,027,942
TA Aegon U.S. Government Securities Service Class	8,173,279	74,508,792

15

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

2. Investments (continued)

Subaccount	Purchases	Sales
TA AllianceBernstein Dynamic Allocation Service Class	$441,971	$895,569
TA Asset Allocation - Conservative Service Class	8,139,257	26,162,225
TA Asset Allocation - Growth Service Class	17,870,818	10,628,079
TA Asset Allocation - Moderate Service Class	7,887,296	27,189,206
TA Asset Allocation - Moderate Growth Service Class	26,874,086	39,029,279
TA Barrow Hanley Dividend Focused Service Class	4,275,657	4,900,362
TA Clarion Global Real Estate Securities Service Class	1,832,976	2,628,567
TA Hanlon Income Service Class	958,115	3,453,748
TA International Moderate Growth Service Class	2,210,317	3,543,465
TA Janus Balanced Service Class	423,284	427,714
TA Jennison Growth Service Class	2,675,275	1,435,243
TA JPMorgan Core Bond Service Class	2,029,090	5,801,349
TA JPMorgan Enhanced Index Service Class	754,967	1,596,736
TA JPMorgan Tactical Allocation Service Class	2,118,733	3,201,653
TA Legg Mason Dynamic Allocation - Balanced Service Class	69,712	15,266
TA Legg Mason Dynamic Allocation - Growth Service Class	12,093	237
TA Market Participation Strategy Service Class	—	—
TA MFS International Equity Service Class	3,169,486	3,222,596
TA Morgan Stanley Capital Growth Service Class	1,357,101	700,863
TA Morgan Stanley Mid-Cap Growth Service Class	4,630,073	3,832,532
TA Multi-Managed Balanced Service Class	4,127,989	2,862,646
TA PIMCO Tactical - Balanced Service Class	400,029	485,782
TA PIMCO Tactical - Conservative Service Class	2,596,393	2,920,460
TA PIMCO Tactical - Growth Service Class	168,028	205,377
TA PIMCO Total Return Service Class	6,222,961	13,114,234
TA Systematic Small/Mid Cap Value Service Class	17,309,082	7,610,773
TA T. Rowe Price Small Cap Service Class	6,115,847	3,587,824
TA Vanguard ETF - Aggressive Growth Service Class	453,740	285,738
TA Vanguard ETF - Balanced Service Class	489,075	498,172
TA Vanguard ETF - Conservative Service Class	687,946	2,938,898
TA Vanguard ETF - Growth Service Class	2,268,303	689,725
TA WMC Diversified Growth Service Class	4,157,250	3,105,432

16

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AllianceBernstein Balanced Wealth Strategy Class B Shares	15,646	91,139	106,785	11,257	(109,308)	(98,051)
Fidelity® VIP Index 500 Service Class 2	152,638	439,838	592,476	137,374	152,192	289,566
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	—	(145,678)	(145,678)	64	(59,037)	(58,973)
Access VP High Yield	47,352	190,141	237,493	1,961	(489,938)	(487,977)
ProFund VP Asia 30	229,530	(202,140)	27,390	24,203	180,670	204,873
ProFund VP Basic Materials	46,478	(198,211)	(151,733)	14,481	(1,309,200)	(1,294,719)
ProFund VP Bull	20,157	234,151	254,308	1,842	308,895	310,737
ProFund VP Consumer Services	3,778	80,047	83,825	4,385	(584,062)	(579,677)
ProFund VP Emerging Markets	70,393	(1,259,507)	(1,189,114)	50,435	1,555,645	1,606,080
ProFund VP Europe 30	10,641	(985,942)	(975,301)	192	1,079,363	1,079,555
ProFund VP Falling U.S. Dollar	31,854	(146,700)	(114,846)	958	(5,241)	(4,283)
ProFund VP Financials	71,367	1,307,034	1,378,401	14,032	(153,396)	(139,364)
ProFund VP International	115,105	(142,304)	(27,199)	1,421	456,891	458,312
ProFund VP Japan	495,254	229,372	724,626	1,852	(425,912)	(424,060)
ProFund VP Mid-Cap	38,545	(73,428)	(34,883)	9,864	313,432	323,296
ProFund VP Money Market	695,960	369,543	1,065,503	29,441	(3,623,095)	(3,593,654)
ProFund VP NASDAQ-100	79,330	(103,296)	(23,966)	12,332	(1,567,623)	(1,555,291)
ProFund VP Oil & Gas	80,629	(225,831)	(145,202)	22,809	(1,245,598)	(1,222,789)
ProFund VP Pharmaceuticals	1,239	54,652	55,891	3,548	(365,964)	(362,416)
ProFund VP Precious Metals	55,323	(1,062,322)	(1,006,999)	45,015	(614,780)	(569,765)
ProFund VP Short Emerging Markets	138,021	(150,952)	(12,931)	738	(89,099)	(88,361)
ProFund VP Short International	553	(10,499)	(9,946)	538	26,160	26,698
ProFund VP Short NASDAQ-100	723	(92,306)	(91,583)	554	194,930	195,484
ProFund VP Short Small-Cap	15,309	31,290	46,599	202	(16,043)	(15,841)
ProFund VP Small-Cap	67,862	219,486	287,348	6,951	487,810	494,761
ProFund VP Small-Cap Value	89,354	371,973	461,327	7,114	750,833	757,947
ProFund VP Telecommunications	62,554	(1,002,245)	(939,691)	2,660	1,070,669	1,073,329

17

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
ProFund VP U.S. Government Plus	2,036	(963,896)	(961,860)	5,537	433,312	438,849
ProFund VP UltraSmall-Cap	88,178	47,357	135,535	5,624	(528,397)	(522,773)
ProFund VP Utilities	52,226	(774,136)	(721,910)	5,641	(1,177,346)	(1,171,705)
TA AEGON High Yield Bond Service Class	81,525	(2,826,136)	(2,744,611)	31,922	(368,393)	(336,471)
TA AEGON Money Market Service Class	522,331	(6,116,840)	(5,594,509)	193,859	(7,587,699)	(7,393,840)
TA AEGON Tactical Vanguard ETF - Balanced Service Class	1,159,344	2,430,984	3,590,328	365	158,345	158,710
TA AEGON Tactical Vanguard ETF - Conservative Service Class	339,561	(311,197)	28,364	227	2,032,105	2,032,332
TA AEGON Tactical Vanguard ETF - Growth Service Class	98,856	(8,173)	90,683	18,412	(2,652,550)	(2,634,138)
TA AEGON U.S. Government Securities Service Class	225,513	(51,793,556)	(51,568,043)	92,207	(35,525,613)	(35,433,406)
TA AllianceBernstein Dynamic Allocation Service Class	5,863	(348,364)	(342,501)	25,561	(767,650)	(742,089)
TA Asset Allocation - Conservative Service Class	491,825	(14,349,486)	(13,857,661)	422,105	(4,841,086)	(4,418,981)
TA Asset Allocation - Growth Service Class	1,415,195	4,171,029	5,586,224	307,048	(6,820,267)	(6,513,219)
TA Asset Allocation - Moderate Service Class	634,760	(14,702,139)	(14,067,379)	806,266	(18,138,707)	(17,332,441)
TA Asset Allocation - Moderate Growth Service Class	1,677,089	(10,828,728)	(9,151,639)	1,775,765	(12,726,248)	(10,950,483)
TA Barrow Hanley Dividend Focused Service Class	149,535	(586,977)	(437,442)	89,953	(1,447,759)	(1,357,806)
TA Clarion Global Real Estate Securities Service Class	49,580	(682,403)	(632,823)	70,412	(438,919)	(368,507)
TA Hanlon Income Service Class	30,488	(2,624,083)	(2,593,595)	35,304	(2,233,543)	(2,198,239)
TA International Moderate Growth Service Class	253,793	(1,694,868)	(1,441,075)	220,256	(2,582,712)	(2,362,456)
TA Janus Balanced Service Class	46,337	(60,705)	(14,368)	13,604	(386,671)	(373,067)
TA Jennison Growth Service Class	139,585	589,051	728,636	30,663	(1,387,951)	(1,357,288)
TA JPMorgan Core Bond Service Class	102,842	(2,873,245)	(2,770,403)	34,888	(2,540,307)	(2,505,419)
TA JPMorgan Enhanced Index Service Class	30,298	(635,555)	(605,257)	50,365	452,248	502,613
TA JPMorgan Tactical Allocation Service Class	53,158	(1,000,459)	(947,301)	42,471	(388,795)	(346,324)
TA Legg Mason Dynamic Allocation - Balanced Service Class	—	51,465	51,465	14	53,095	53,109
TA Legg Mason Dynamic Allocation - Growth Service Class	—	11,289	11,289	14	7,271	7,285
TA Market Participation Strategy Service Class	—	—	—	12	(12)	—
TA MFS International Equity Service Class	163,543	(238,282)	(74,739)	53,568	2,026,900	2,080,468

18

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA Morgan Stanley Capital Growth Service Class	165,622	274,733	440,355	11,678	(288,342)	(276,664)
TA Morgan Stanley Mid-Cap Growth Service Class	126,412	261,309	387,721	55,697	(2,440,299)	(2,384,602)
TA Multi-Managed Balanced Service Class	256,559	142,150	398,709	96,539	863,741	960,280
TA PIMCO Tactical - Balanced Service Class	24,173	(111,504)	(87,331)	28,833	(465,406)	(436,573)
TA PIMCO Tactical - Conservative Service Class	11,534	(276,875)	(265,341)	17,654	(300,735)	(283,081)
TA PIMCO Tactical - Growth Service Class	22,700	(59,234)	(36,534)	4,900	(273,217)	(268,317)
TA PIMCO Total Return Service Class	363,659	(5,602,808)	(5,239,149)	103,694	(2,541,131)	(2,437,437)
TA Systematic Small/Mid Cap Value Service Class	137,490	4,338,315	4,475,805	67,739	(1,540,123)	(1,472,384)
TA T. Rowe Price Small Cap Service Class	168,399	1,073,221	1,241,620	40,204	159,448	199,652
TA Vanguard ETF - Aggressive Growth Service Class	93,182	21,105	114,287	96	40,551	40,647
TA Vanguard ETF - Balanced Service Class	8,336	(25,764)	(17,428)	23,215	257,213	280,428
TA Vanguard ETF - Conservative Service Class	106,151	(2,010,725)	(1,904,574)	10,707	2,278,569	2,289,276
TA Vanguard ETF - Growth Service Class	115,943	1,208,476	1,324,419	29,197	(128,637)	(99,440)
TA WMC Diversified Growth Service Class	157,343	706,914	864,257	127,149	(2,035,902)	(1,908,753)

19

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AllianceBernstein Balanced Wealth Strategy Class B Shares
	12/31/2013	634,117	$1.65	to	$1.58	$1,043,884	2.37%	1.45%	to	2.35%	14.61%	to	13.60%
	12/31/2012	527,332	1.44	to	1.39	757,341	1.91	1.45	to	2.35	11.75	to	10.76
	12/31/2011	625,383	1.29	to	1.26	805,019	2.46	1.45	to	2.35	(4.44)	to	(5.28)
	12/31/2010	587,108	1.35	to	1.33	791,646	2.41	1.45	to	2.35	8.72	to	7.77
	12/31/2009	589,728	1.24	to	1.23	732,497	0.97	1.45	to	2.35	22.67	to	21.60
Fidelity® VIP Index 500 Service Class 2
	12/31/2013	3,952,859	1.73	to	1.58	6,755,448	1.85	1.25	to	2.15	30.28	to	29.13
	12/31/2012	3,360,383	1.32	to	1.22	4,417,740	2.10	1.25	to	2.15	14.20	to	13.19
	12/31/2011	3,070,817	1.16	to	1.08	3,535,778	1.62	1.25	to	2.15	0.53	to	(0.35)
	12/31/2010	3,492,678	1.15	to	1.08	4,006,365	1.71	1.25	to	2.15	13.31	to	12.32
	12/31/2009	3,661,133	1.02	to	0.97	3,709,532	2.57	1.25	to	2.15	24.74	to	23.64
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares
	12/31/2013	1,223,525	1.86	to	1.77	2,264,920	10.91	1.40	to	2.30	21.97	to	20.90
	12/31/2012	1,369,203	1.52	to	1.47	2,077,586	2.72	1.40	to	2.30	13.57	to	12.57
	12/31/2011	1,428,176	1.34	to	1.30	1,909,592	0.02	1.40	to	2.30	(3.03)	to	(3.88)
	12/31/2010	1,472,393	1.38	to	1.36	2,031,303	2.21	1.40	to	2.30	8.72	to	7.76
	12/31/2009	1,235,849	1.27	to	1.26	1,569,254	4.21	1.40	to	2.30	28.27	to	27.14
Access VP High Yield
	12/31/2013	813,059	1.60	to	1.51	1,294,298	2.62	1.25	to	2.15	8.66	to	7.70
	12/31/2012	575,566	1.47	to	1.41	844,373	3.85	1.25	to	2.15	12.71	to	11.71
	12/31/2011	1,063,543	1.31	to	1.26	1,384,093	0.94	1.25	to	2.15	1.48	to	0.59
	12/31/2010	1,373,398	1.29	to	1.25	1,763,801	9.35	1.25	to	2.15	14.94	to	13.93
	12/31/2009	3,904,323	1.12	to	1.10	4,369,187	8.55	1.25	to	2.15	15.47	to	14.45
ProFund VP Asia 30
	12/31/2013	1,552,680	0.91	to	0.86	1,398,960	0.06	1.25	to	2.15	13.55	to	12.55
	12/31/2012	1,525,290	0.80	to	0.76	1,212,187	—	1.25	to	2.15	14.05	to	13.03
	12/31/2011	1,320,417	0.70	to	0.68	920,972	0.04	1.25	to	2.15	(27.90)	to	(28.53)
	12/31/2010	2,844,019	0.97	to	0.94	2,753,631	0.09	1.25	to	2.15	12.50	to	11.51
	12/31/2009	4,114,320	0.87	to	0.85	3,546,588	1.05	1.25	to	2.15	52.30	to	50.95
ProFund VP Basic Materials
	12/31/2013	447,121	1.14	to	1.08	505,723	0.97	1.25	to	2.15	16.97	to	15.94
	12/31/2012	598,854	0.97	to	0.93	580,137	0.39	1.25	to	2.15	7.14	to	6.19
	12/31/2011	1,893,573	0.91	to	0.87	1,709,318	0.13	1.25	to	2.15	(17.19)	to	(17.91)
	12/31/2010	2,719,773	1.10	to	1.06	2,968,357	0.60	1.25	to	2.15	28.10	to	26.97
	12/31/2009	3,484,097	0.86	to	0.84	2,974,600	0.79	1.25	to	2.15	60.37	to	58.95
ProFund VP Bull
	12/31/2013	1,150,875	1.15	to	1.08	1,306,001	—	1.25	to	2.15	28.16	to	27.03
	12/31/2012	896,567	0.89	to	0.85	794,651	—	1.25	to	2.15	12.48	to	11.48
	12/31/2011	585,830	0.80	to	0.76	463,769	—	1.25	to	2.15	(1.23)	to	(2.10)
	12/31/2010	3,962,814	0.81	to	0.78	3,177,909	0.16	1.25	to	2.15	11.19	to	10.21
	12/31/2009	7,352,692	0.72	to	0.71	5,310,349	1.48	1.25	to	2.15	22.81	to	21.73
ProFund VP Consumer Services
	12/31/2013	180,401	1.67	to	1.58	298,399	0.35	1.25	to	2.15	38.14	to	36.93
	12/31/2012	96,576	1.21	to	1.15	115,835	—	1.25	to	2.15	20.59	to	19.52
	12/31/2011	676,253	1.00	to	0.96	672,043	—	1.25	to	2.15	4.20	to	3.28
	12/31/2010	484,987	0.96	to	0.93	463,740	—	1.25	to	2.15	19.89	to	18.84
	12/31/2009	82,931	0.80	to	0.79	66,232	—	1.25	to	2.15	29.19	to	28.05

20

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Emerging Markets
	12/31/2013	2,197,195	$0.76	to	$0.72	$1,651,238	0.59%	1.25%	to	2.15%	(7.58)%	to	(8.39)%
	12/31/2012	3,386,309	0.82	to	0.78	2,765,490	1.25	1.25	to	2.15	5.25	to	4.32
	12/31/2011	1,780,229	0.78	to	0.75	1,383,136	—	1.25	to	2.15	(20.69)	to	(21.39)
	12/31/2010	7,248,427	0.98	to	0.96	7,100,746	—	1.25	to	2.15	8.41	to	7.46
	12/31/2009	6,396,132	0.91	to	0.89	5,785,519	0.12	1.25	to	2.15	60.35	to	58.94
ProFund VP Europe 30
	12/31/2013	160,223	0.94	to	0.89	148,713	0.31	1.25	to	2.15	20.13	to	19.08
	12/31/2012	1,135,524	0.78	to	0.75	884,503	1.55	1.25	to	2.15	15.15	to	14.13
	12/31/2011	55,969	0.68	to	0.65	37,678	0.29	1.25	to	2.15	(10.01)	to	(10.80)
	12/31/2010	103,696	0.75	to	0.73	77,913	1.36	1.25	to	2.15	1.37	to	0.47
	12/31/2009	234,891	0.74	to	0.73	174,412	2.54	1.25	to	2.15	30.66	to	29.51
ProFund VP Falling U.S. Dollar
	12/31/2013	90,529	0.89	to	0.84	79,886	—	1.25	to	2.15	(3.22)	to	(4.07)
	12/31/2012	205,375	0.92	to	0.87	188,002	—	1.25	to	2.15	(2.00)	to	(2.87)
	12/31/2011	209,658	0.94	to	0.90	195,437	—	1.25	to	2.15	(3.92)	to	(4.77)
	12/31/2010	232,443	0.97	to	0.95	225,821	—	1.25	to	2.15	(3.79)	to	(4.64)
	12/31/2009	481,005	1.01	to	0.99	485,391	2.57	1.25	to	2.15	2.04	to	1.14
ProFund VP Financials
	12/31/2013	1,838,072	0.72	to	0.68	1,310,311	0.34	1.25	to	2.15	30.45	to	29.30
	12/31/2012	459,671	0.55	to	0.53	251,486	0.24	1.25	to	2.15	23.18	to	22.09
	12/31/2011	599,035	0.45	to	0.43	266,809	—	1.25	to	2.15	(14.89)	to	(15.64)
	12/31/2010	1,597,774	0.53	to	0.51	835,292	0.28	1.25	to	2.15	9.56	to	8.60
	12/31/2009	1,968,915	0.48	to	0.47	941,266	2.29	1.25	to	2.15	13.59	to	12.59
ProFund VP International
	12/31/2013	1,347,088	0.83	to	0.79	1,111,832	—	1.25	to	2.15	18.02	to	16.98
	12/31/2012	1,374,287	0.70	to	0.67	961,180	—	1.25	to	2.15	14.50	to	13.48
	12/31/2011	915,975	0.62	to	0.59	560,464	—	1.25	to	2.15	(15.40)	to	(16.14)
	12/31/2010	4,509,163	0.73	to	0.71	3,264,427	—	1.25	to	2.15	6.47	to	5.54
	12/31/2009	4,542,531	0.68	to	0.67	3,095,622	0.03	1.25	to	2.15	23.11	to	22.02
ProFund VP Japan
	12/31/2013	989,018	0.77	to	0.73	757,953	—	1.25	to	2.15	46.41	to	45.12
	12/31/2012	264,392	0.52	to	0.50	138,602	—	1.25	to	2.15	21.42	to	20.35
	12/31/2011	688,452	0.43	to	0.42	295,691	—	1.25	to	2.15	(19.54)	to	(20.25)
	12/31/2010	440,339	0.54	to	0.52	236,022	—	1.25	to	2.15	(7.69)	to	(8.50)
	12/31/2009	715,694	0.58	to	0.57	415,929	0.36	1.25	to	2.15	8.97	to	8.01
ProFund VP Mid-Cap
	12/31/2013	1,168,456	1.33	to	1.26	1,542,753	—	1.25	to	2.15	29.18	to	28.04
	12/31/2012	1,203,339	1.03	to	0.98	1,232,806	—	1.25	to	2.15	14.11	to	13.10
	12/31/2011	880,043	0.90	to	0.87	791,309	—	1.25	to	2.15	(5.36)	to	(6.20)
	12/31/2010	901,581	0.96	to	0.93	858,038	—	1.25	to	2.15	22.52	to	21.44
	12/31/2009	2,282,387	0.78	to	0.76	1,774,092	—	1.25	to	2.15	31.23	to	30.08
ProFund VP Money Market
	12/31/2013	4,588,219	0.95	to	0.89	4,324,970	0.02	1.25	to	2.15	(1.22)	to	(2.09)
	12/31/2012	3,522,716	0.96	to	0.91	3,362,382	0.02	1.25	to	2.15	(1.22)	to	(2.10)
	12/31/2011	7,116,370	0.97	to	0.93	6,876,303	0.02	1.25	to	2.15	(1.22)	to	(2.08)
	12/31/2010	5,219,201	0.98	to	0.95	5,120,723	0.02	1.25	to	2.15	(1.21)	to	(2.08)
	12/31/2009	11,083,896	1.00	to	0.97	11,008,933	0.04	1.25	to	2.15	(1.20)	to	(2.07)
ProFund VP NASDAQ-100
	12/31/2013	637,160	1.62	to	1.53	1,021,420	—	1.25	to	2.15	32.62	to	31.45
	12/31/2012	661,126	1.22	to	1.16	801,458	—	1.25	to	2.15	14.79	to	13.77
	12/31/2011	2,216,417	1.06	to	1.02	2,338,345	—	1.25	to	2.15	0.21	to	(0.68)
	12/31/2010	1,427,511	1.06	to	1.03	1,503,034	—	1.25	to	2.15	16.79	to	15.76
	12/31/2009	1,262,736	0.91	to	0.89	1,139,258	—	1.25	to	2.15	50.13	to	48.81

21

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Oil & Gas
	12/31/2013	1,460,835	$1.13	to	$1.07	$1,640,296	0.43%	1.25%	to	2.15%	22.54%	to	21.46%
	12/31/2012	1,606,037	0.93	to	0.88	1,475,138	0.15	1.25	to	2.15	1.62	to	0.72
	12/31/2011	2,828,826	0.91	to	0.88	2,560,157	0.15	1.25	to	2.15	0.99	to	0.10
	12/31/2010	4,668,760	0.90	to	0.88	4,189,114	0.41	1.25	to	2.15	16.31	to	15.28
	12/31/2009	4,135,568	0.78	to	0.76	3,198,315	—	1.25	to	2.15	14.07	to	13.07
ProFund VP Pharmaceuticals
	12/31/2013	400,394	1.50	to	1.42	594,811	1.81	1.25	to	2.15	30.00	to	28.86
	12/31/2012	344,503	1.15	to	1.10	393,654	1.57	1.25	to	2.15	10.47	to	9.49
	12/31/2011	706,919	1.04	to	1.01	733,038	0.74	1.25	to	2.15	14.70	to	13.69
	12/31/2010	225,002	0.91	to	0.88	203,463	9.62	1.25	to	2.15	(0.76)	to	(1.64)
	12/31/2009	310,078	0.92	to	0.90	283,307	1.89	1.25	to	2.15	15.45	to	14.44
ProFund VP Precious Metals
	12/31/2013	1,283,344	0.58	to	0.55	742,272	—	1.25	to	2.15	(38.71)	to	(39.25)
	12/31/2012	2,290,343	0.95	to	0.91	2,164,415	—	1.25	to	2.15	(15.61)	to	(16.35)
	12/31/2011	2,860,108	1.13	to	1.09	3,207,071	—	1.25	to	2.15	(20.21)	to	(20.91)
	12/31/2010	3,223,093	1.41	to	1.37	4,538,908	—	1.25	to	2.15	31.29	to	30.13
	12/31/2009	2,616,460	1.08	to	1.06	2,810,008	0.89	1.25	to	2.15	33.66	to	32.48
ProFund VP Short Emerging Markets
	12/31/2013	77,873	0.41	to	0.38	31,391	—	1.25	to	2.15	(1.46)	to	(2.33)
	12/31/2012	90,804	0.41	to	0.39	37,186	—	1.25	to	2.15	(14.12)	to	(14.89)
	12/31/2011	179,165	0.48	to	0.46	85,731	—	1.25	to	2.15	9.30	to	8.34
	12/31/2010	390,677	0.44	to	0.43	171,086	—	1.25	to	2.15	(19.43)	to	(20.14)
	12/31/2009	334,939	0.55	to	0.53	182,034	—	1.25	to	2.15	(49.35)	to	(49.80)
ProFund VP Short International
	12/31/2013	79,847	0.48	to	0.46	38,124	—	1.25	to	2.15	(21.98)	to	(22.67)
	12/31/2012	89,793	0.62	to	0.59	55,062	—	1.25	to	2.15	(21.15)	to	(21.85)
	12/31/2011	63,095	0.78	to	0.75	49,140	—	1.25	to	2.15	0.55	to	(0.33)
	12/31/2010	83,328	0.78	to	0.76	64,638	—	1.25	to	2.15	(15.75)	to	(16.49)
	12/31/2009	278,537	0.92	to	0.91	256,402	—	1.25	to	2.15	(31.14)	to	(31.75)
ProFund VP Short NASDAQ-100
	12/31/2013	381,564	0.32	to	0.30	121,964	—	1.25	to	2.15	(30.28)	to	(30.89)
	12/31/2012	473,147	0.46	to	0.44	216,769	—	1.25	to	2.15	(19.80)	to	(20.52)
	12/31/2011	277,663	0.57	to	0.55	158,711	—	1.25	to	2.15	(11.58)	to	(12.36)
	12/31/2010	214,361	0.65	to	0.63	138,616	—	1.25	to	2.15	(22.16)	to	(22.85)
	12/31/2009	353,391	0.83	to	0.82	293,809	0.95	1.25	to	2.15	(41.39)	to	(41.91)
ProFund VP Short Small-Cap
	12/31/2013	176,177	0.30	to	0.29	53,065	—	1.25	to	2.15	(32.10)	to	(32.70)
	12/31/2012	129,578	0.45	to	0.43	57,502	—	1.25	to	2.15	(19.97)	to	(20.68)
	12/31/2011	145,419	0.56	to	0.54	80,639	—	1.25	to	2.15	(10.21)	to	(11.00)
	12/31/2010	221,407	0.62	to	0.60	136,759	—	1.25	to	2.15	(29.82)	to	(30.44)
	12/31/2009	198,179	0.89	to	0.87	174,785	1.22	1.25	to	2.15	(33.21)	to	(33.80)
ProFund VP Small-Cap
	12/31/2013	1,086,562	1.27	to	1.20	1,366,357	—	1.25	to	2.15	35.49	to	34.30
	12/31/2012	799,214	0.94	to	0.89	742,725	—	1.25	to	2.15	13.33	to	12.32
	12/31/2011	304,453	0.83	to	0.79	250,909	—	1.25	to	2.15	(6.82)	to	(7.64)
	12/31/2010	689,982	0.89	to	0.86	609,263	—	1.25	to	2.15	23.25	to	22.16
	12/31/2009	242,728	0.72	to	0.70	174,153	—	1.25	to	2.15	24.51	to	23.42
ProFund VP Small-Cap Value
	12/31/2013	1,519,031	1.33	to	1.26	2,007,658	0.33	1.25	to	2.15	35.98	to	34.78
	12/31/2012	1,057,704	0.98	to	0.93	1,030,071	—	1.25	to	2.15	14.72	to	13.70
	12/31/2011	299,757	0.85	to	0.82	255,184	—	1.25	to	2.15	(5.28)	to	(6.12)
	12/31/2010	168,238	0.90	to	0.87	150,443	0.14	1.25	to	2.15	20.59	to	19.54
	12/31/2009	723,977	0.75	to	0.73	538,314	0.14	1.25	to	2.15	18.92	to	17.87

22

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Telecommunications
	12/31/2013		200,102	$0.96	to	$0.91	$190,031	3.36%	1.25%	to	2.15%	10.69%	to	9.71%
	12/31/2012		1,139,793	0.87	to	0.83	974,632	3.24	1.25	to	2.15	15.07	to	14.05
	12/31/2011		66,464	0.75	to	0.73	49,750	4.28	1.25	to	2.15	0.61	to	(0.27)
	12/31/2010		880,511	0.75	to	0.73	652,709	5.20	1.25	to	2.15	14.26	to	13.25
	12/31/2009		81,977	0.66	to	0.64	53,510	9.10	1.25	to	2.15	5.99	to	5.06
ProFund VP U.S. Government Plus
	12/31/2013		124,414	1.31	to	1.24	161,302	0.13	1.25	to	2.15	(20.11)	to	(20.81)
	12/31/2012		1,086,274	1.64	to	1.56	1,770,839	—	1.25	to	2.15	(0.28)	to	(1.16)
	12/31/2011		647,425	1.64	to	1.58	1,059,159	0.15	1.25	to	2.15	41.75	to	40.51
	12/31/2010		780,885	1.16	to	1.13	901,891	0.46	1.25	to	2.15	8.76	to	7.80
	12/31/2009		979,015	1.07	to	1.04	1,039,949	0.05	1.25	to	2.15	(33.45)	to	(34.04)
ProFund VP UltraSmall-Cap
	12/31/2013		645,003	1.14	to	1.07	727,761	—	1.25	to	2.15	84.36	to	82.74
	12/31/2012		509,468	0.62	to	0.59	312,633	—	1.25	to	2.15	27.91	to	26.78
	12/31/2011		1,032,241	0.48	to	0.46	495,414	—	1.25	to	2.15	(19.83)	to	(20.54)
	12/31/2010		2,035,165	0.60	to	0.58	1,217,061	—	1.25	to	2.15	46.61	to	45.32
	12/31/2009		1,293,530	0.41	to	0.40	527,755	0.07	1.25	to	2.15	38.45	to	37.22
ProFund VP Utilities
	12/31/2013		415,840	1.08	to	1.02	446,499	2.26	1.25	to	2.15	11.91	to	10.93
	12/31/2012		1,137,750	0.97	to	0.92	1,086,119	1.95	1.25	to	2.15	(1.10)	to	(1.98)
	12/31/2011		2,309,455	0.98	to	0.94	2,236,354	2.20	1.25	to	2.15	16.06	to	15.04
	12/31/2010		1,736,677	0.84	to	0.82	1,454,508	2.53	1.25	to	2.15	4.64	to	3.72
	12/31/2009		1,763,332	0.80	to	0.79	1,416,457	4.03	1.25	to	2.15	9.37	to	8.40
TA Aegon High Yield Bond Service Class
	12/31/2013		3,518,422	1.74	to	1.59	6,025,132	5.08	1.25	to	2.15	5.02	to	4.09
	12/31/2012		6,263,033	1.65	to	1.53	10,217,275	6.08	1.25	to	2.15	15.65	to	14.62
	12/31/2011		6,599,504	1.43	to	1.33	9,334,558	4.60	1.25	to	2.15	3.25	to	2.34
	12/31/2010		7,990,703	1.39	to	1.30	10,970,188	15.71	1.25	to	2.15	10.78	to	9.81
	12/31/2009		6,181,269	1.25	to	1.19	7,680,613	11.91	1.25	to	2.15	45.04	to	43.77
TA Aegon Money Market Service Class
	12/31/2013		12,931,224	1.02	to	0.94	13,042,559	0.01	1.25	to	2.15	(1.23)	to	(2.10)
	12/31/2012		18,525,733	1.03	to	0.96	18,909,644	—	1.25	to	2.15	(1.23)	to	(2.11)
	12/31/2011		25,919,573	1.05	to	0.98	26,784,275	0.01	1.25	to	2.15	(1.23)	to	(2.09)
	12/31/2010		27,820,510	1.06	to	1.00	29,192,661	0.01	1.25	to	2.15	(1.23)	to	(2.10)
	12/31/2009		38,763,945	1.07	to	1.02	41,246,588	0.04	1.25	to	2.15	(1.22)	to	(2.09)
TA Aegon Tactical Vanguard ETF - Balanced Service Class
	12/31/2013		3,749,038	1.12	to	1.10	4,197,895	0.45	1.25	to	2.15	9.74	to	8.78
	12/31/2012	(1)	158,710	1.02	to	1.02	162,014	0.06	1.25	to	2.15	—	to	—
TA Aegon Tactical Vanguard ETF - Conservative Service Class
	12/31/2013		3,205,633	1.12	to	1.10	3,589,278	0.98	1.25	to	2.15	5.75	to	4.82
	12/31/2012		3,177,269	1.06	to	1.05	3,366,450	0.49	1.25	to	2.15	5.46	to	4.52
	12/31/2011	(1)	1,144,937	1.01	to	1.00	1,151,056	—	1.25	to	2.15	0.54	to	0.49
TA Aegon Tactical Vanguard ETF - Growth Service Class
	12/31/2013		2,265,157	1.25	to	1.22	2,818,815	0.81	1.25	to	2.15	15.07	to	14.05
	12/31/2012		2,174,474	1.08	to	1.07	2,353,468	0.66	1.25	to	2.15	9.58	to	8.61
	12/31/2011	(1)	4,808,612	0.99	to	0.99	4,753,791	—	1.25	to	2.15	(1.14)	to	(1.19)
TA Aegon U.S. Government Securities Service Class
	12/31/2013		22,408,339	1.28	to	1.17	28,317,342	1.55	1.25	to	2.15	(3.69)	to	(4.54)
	12/31/2012		73,976,382	1.33	to	1.23	97,141,530	1.50	1.25	to	2.15	3.56	to	2.65
	12/31/2011		109,409,788	1.28	to	1.20	139,011,991	2.88	1.25	to	2.15	5.96	to	5.03
	12/31/2010		90,265,164	1.21	to	1.14	108,470,199	3.03	1.25	to	2.15	2.94	to	2.03
	12/31/2009		140,044,210	1.18	to	1.12	163,651,605	2.16	1.25	to	2.15	2.91	to	2.00

23

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA AllianceBernstein Dynamic Allocation Service Class
	12/31/2013		923,410	$1.35	to	$1.24	$1,235,530	0.97%	1.25%	to	2.15%	5.57%	to	4.64%
	12/31/2012		1,265,911	1.28	to	1.18	1,607,592	0.68	1.25	to	2.15	4.48	to	3.56
	12/31/2011		2,008,000	1.23	to	1.14	2,436,979	0.68	1.25	to	2.15	0.41	to	(0.47)
	12/31/2010		2,339,172	1.22	to	1.15	2,829,143	5.06	1.25	to	2.15	7.80	to	6.85
	12/31/2009		1,872,579	1.13	to	1.07	2,103,837	3.15	1.25	to	2.15	29.55	to	28.40
TA Asset Allocation - Conservative Service Class
	12/31/2013		46,985,345	1.47	to	1.34	68,106,055	2.86	1.25	to	2.15	7.74	to	6.80
	12/31/2012		60,843,006	1.36	to	1.26	81,925,032	2.96	1.25	to	2.15	5.87	to	4.93
	12/31/2011		65,261,987	1.29	to	1.20	83,188,888	2.44	1.25	to	2.15	1.10	to	0.21
	12/31/2010		73,949,295	1.27	to	1.20	93,303,023	3.09	1.25	to	2.15	7.36	to	6.42
	12/31/2009		81,765,943	1.19	to	1.12	96,208,900	4.29	1.25	to	2.15	23.36	to	22.28
TA Asset Allocation - Growth Service Class
	12/31/2013		50,369,013	1.63	to	1.49	80,946,119	1.03	1.25	to	2.15	24.83	to	23.73
	12/31/2012		44,782,789	1.31	to	1.21	57,760,002	1.04	1.25	to	2.15	11.00	to	10.01
	12/31/2011		51,296,008	1.18	to	1.10	59,708,651	0.87	1.25	to	2.15	(6.86)	to	(7.68)
	12/31/2010		66,959,959	1.26	to	1.19	83,797,274	0.85	1.25	to	2.15	13.23	to	12.24
	12/31/2009		74,347,165	1.12	to	1.06	82,281,502	2.38	1.25	to	2.15	27.94	to	26.82
TA Asset Allocation - Moderate Service Class
	12/31/2013		97,359,182	1.57	to	1.44	150,433,955	2.25	1.25	to	2.15	11.84	to	10.85
	12/31/2012		111,426,561	1.40	to	1.29	154,202,267	2.40	1.25	to	2.15	7.76	to	6.80
	12/31/2011		128,759,002	1.30	to	1.21	165,597,004	2.08	1.25	to	2.15	(0.94)	to	(1.81)
	12/31/2010		148,017,477	1.31	to	1.23	192,453,415	2.73	1.25	to	2.15	8.78	to	7.82
	12/31/2009		166,533,230	1.21	to	1.14	199,301,330	4.16	1.25	to	2.15	24.64	to	23.54
TA Asset Allocation - Moderate Growth Service Class
	12/31/2013		204,294,837	1.62	to	1.48	326,044,954	2.10	1.25	to	2.15	17.57	to	16.54
	12/31/2012		213,446,476	1.38	to	1.27	290,289,589	2.22	1.25	to	2.15	9.00	to	8.04
	12/31/2011		224,396,959	1.26	to	1.18	280,406,582	1.78	1.25	to	2.15	(3.48)	to	(4.33)
	12/31/2010		270,544,373	1.31	to	1.23	350,790,899	1.98	1.25	to	2.15	11.02	to	10.04
	12/31/2009		287,080,265	1.18	to	1.12	335,728,365	3.28	1.25	to	2.15	26.29	to	25.18
TA Barrow Hanley Dividend Focused Service Class
	12/31/2013		8,237,292	1.77	to	1.62	14,417,419	2.20	1.25	to	2.15	28.32	to	27.19
	12/31/2012		8,674,734	1.38	to	1.28	11,859,090	1.49	1.25	to	2.15	10.09	to	9.11
	12/31/2011		10,032,540	1.26	to	1.17	12,473,992	1.44	1.25	to	2.15	1.19	to	0.30
	12/31/2010		10,672,164	1.24	to	1.17	13,125,166	0.73	1.25	to	2.15	8.79	to	7.83
	12/31/2009		7,848,714	1.14	to	1.08	8,887,664	1.05	1.25	to	2.15	12.31	to	11.32
TA Clarion Global Real Estate Securities Service Class
	12/31/2013		3,664,945	1.90	to	1.73	6,849,528	5.25	1.25	to	2.15	2.43	to	1.52
	12/31/2012		4,297,768	1.85	to	1.71	7,851,947	3.60	1.25	to	2.15	23.43	to	22.33
	12/31/2011		4,666,275	1.50	to	1.40	6,918,794	6.00	1.25	to	2.15	(7.17)	to	(7.98)
	12/31/2010		5,818,690	1.61	to	1.52	9,305,069	5.64	1.25	to	2.15	13.88	to	12.87
	12/31/2009		5,691,430	1.42	to	1.34	8,009,608	—	1.25	to	2.15	31.36	to	30.21
TA Hanlon Income Service Class
	12/31/2013		5,115,466	1.05	to	1.01	5,331,381	3.98	1.25	to	2.15	1.67	to	0.77
	12/31/2012		7,709,061	1.03	to	1.00	7,916,778	2.04	1.25	to	2.15	2.18	to	1.28
	12/31/2011		9,907,300	1.01	to	0.99	9,971,898	1.56	1.25	to	2.15	1.66	to	0.77
	12/31/2010		12,502,504	0.99	to	0.98	12,394,380	0.20	1.25	to	2.15	(1.12)	to	(1.99)
	12/31/2009	(1)	3,847,061	1.00	to	1.00	3,862,004	—	1.25	to	2.15	0.40	to	0.30
TA International Moderate Growth Service Class
	12/31/2013		23,417,218	1.09	to	1.02	25,321,768	1.85	1.25	to	2.15	11.08	to	10.10
	12/31/2012		24,858,293	0.98	to	0.93	24,225,719	2.73	1.25	to	2.15	11.09	to	10.10
	12/31/2011		27,220,749	0.88	to	0.84	23,900,048	1.84	1.25	to	2.15	(8.67)	to	(9.48)
	12/31/2010		31,154,780	0.97	to	0.93	29,984,086	2.46	1.25	to	2.15	8.88	to	7.92
	12/31/2009		34,129,767	0.89	to	0.86	30,202,216	2.59	1.25	to	2.15	27.73	to	26.60

24

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Janus Balanced Service Class
	12/31/2013		919,815	$1.16	to	$1.11	$1,058,758	0.70%	1.25%	to	2.15%	17.55%	to	16.51%
	12/31/2012		934,183	0.98	to	0.96	916,003	—	1.25	to	2.15	11.10	to	10.12
	12/31/2011		1,307,250	0.88	to	0.87	1,154,702	0.16	1.25	to	2.15	(11.91)	to	(12.69)
	12/31/2010		1,276,736	1.00	to	0.99	1,280,637	0.14	1.25	to	2.15	1.83	to	0.93
	12/31/2009	(1)	438,881	0.99	to	0.99	432,758	—	1.25	to	2.15	(0.05)	to	(0.15)
TA Jennison Growth Service Class
	12/31/2013		3,215,776	1.59	to	1.54	5,096,629	0.07	1.25	to	2.15	35.60	to	34.41
	12/31/2012		2,487,140	1.17	to	1.15	2,910,972	—	1.25	to	2.15	13.98	to	12.97
	12/31/2011		3,844,428	1.03	to	1.02	3,953,971	—	1.25	to	2.15	(1.99)	to	(2.86)
	12/31/2010	(1)	2,725,978	1.05	to	1.05	2,864,177	0.03	1.25	to	2.15	5.17	to	4.55
TA JPMorgan Core Bond Service Class
	12/31/2013		5,251,533	1.41	to	1.29	7,285,663	2.58	1.25	to	2.15	(3.34)	to	(4.19)
	12/31/2012		8,021,936	1.46	to	1.34	11,511,964	2.24	1.25	to	2.15	3.45	to	2.54
	12/31/2011		10,527,355	1.41	to	1.31	14,673,022	4.33	1.25	to	2.15	5.92	to	4.99
	12/31/2010		7,934,160	1.33	to	1.25	10,441,298	5.13	1.25	to	2.15	6.66	to	5.72
	12/31/2009		9,830,600	1.25	to	1.18	12,149,813	4.34	1.25	to	2.15	8.03	to	7.08
TA JPMorgan Enhanced Index Service Class
	12/31/2013		2,593,935	1.71	to	1.56	4,382,432	0.50	1.25	to	2.15	30.50	to	29.35
	12/31/2012		3,199,192	1.31	to	1.21	4,139,084	0.89	1.25	to	2.15	14.65	to	13.64
	12/31/2011		2,696,579	1.14	to	1.06	3,053,837	1.26	1.25	to	2.15	(0.76)	to	(1.64)
	12/31/2010		2,425,163	1.15	to	1.08	2,769,104	1.44	1.25	to	2.15	13.44	to	12.44
	12/31/2009		1,278,020	1.01	to	0.96	1,283,501	1.66	1.25	to	2.15	27.72	to	26.59
TA JPMorgan Tactical Allocation Service Class
	12/31/2013		5,027,592	1.16	to	1.06	5,763,193	0.99	1.25	to	2.15	3.99	to	3.07
	12/31/2012		5,974,893	1.12	to	1.03	6,598,572	0.54	1.25	to	2.15	6.13	to	5.19
	12/31/2011		6,321,217	1.05	to	0.98	6,582,130	1.41	1.25	to	2.15	2.17	to	1.27
	12/31/2010		7,190,189	1.03	to	0.97	7,333,540	3.02	1.25	to	2.15	(1.65)	to	(2.51)
	12/31/2009		8,783,444	1.05	to	0.99	9,124,402	2.70	1.25	to	2.15	2.66	to	1.76
TA Legg Mason Dynamic Allocation - Balanced Service Class
	12/31/2013		104,574	1.09	to	1.08	113,817	0.24	1.25	to	2.15	8.02	to	7.07
	12/31/2012	(1)	53,109	1.01	to	1.00	53,529	—	1.25	to	2.15	—	to	—
TA Legg Mason Dynamic Allocation - Growth Service Class
	12/31/2013		18,574	1.15	to	1.13	21,290	0.14	1.25	to	2.15	14.18	to	13.18
	12/31/2012	(1)	7,285	1.01	to	1.00	7,326	—	1.25	to	2.15	—	to	—
TA Market Participation Strategy Service Class
	12/31/2013		—	1.12	to	1.11	—	—	1.25	to	2.15	12.88	to	11.89
	12/31/2012	(1)	—	0.99	to	0.99	—	—	1.25	to	2.15	—	to	—
TA MFS International Equity Service Class
	12/31/2013		4,014,130	1.13	to	1.07	4,494,781	1.02	1.25	to	2.15	16.31	to	15.29
	12/31/2012		4,088,869	0.97	to	0.93	3,952,706	1.33	1.25	to	2.15	20.36	to	19.30
	12/31/2011		2,008,401	0.81	to	0.78	1,613,665	0.92	1.25	to	2.15	(11.33)	to	(12.11)
	12/31/2010		3,229,466	0.91	to	0.88	2,927,323	1.53	1.25	to	2.15	8.94	to	7.99
	12/31/2009		2,931,282	0.84	to	0.82	2,443,378	2.26	1.25	to	2.15	30.61	to	29.45
TA Morgan Stanley Capital Growth Service Class
	12/31/2013		2,316,391	1.88	to	1.72	4,302,602	0.53	1.25	to	2.15	46.06	to	44.77
	12/31/2012		1,876,036	1.29	to	1.19	2,388,603	—	1.25	to	2.15	13.77	to	12.77
	12/31/2011		2,152,700	1.13	to	1.06	2,415,206	—	1.25	to	2.15	(7.15)	to	(7.96)
	12/31/2010		2,497,498	1.22	to	1.15	3,023,299	0.64	1.25	to	2.15	25.52	to	24.41
	12/31/2009		2,072,473	0.97	to	0.92	1,999,520	2.09	1.25	to	2.15	25.99	to	24.88
TA Morgan Stanley Mid-Cap Growth Service Class
	12/31/2013		5,047,043	2.13	to	1.95	10,604,377	0.65	1.25	to	2.15	37.11	to	35.91
	12/31/2012		4,659,322	1.55	to	1.43	7,147,066	—	1.25	to	2.15	7.43	to	6.47
	12/31/2011		7,043,924	1.44	to	1.35	10,069,813	0.18	1.25	to	2.15	(8.06)	to	(8.87)
	12/31/2010		4,523,519	1.57	to	1.48	7,038,819	0.02	1.25	to	2.15	31.93	to	30.77
	12/31/2009		2,871,590	1.19	to	1.13	3,394,567	—	1.25	to	2.15	58.14	to	56.75

25

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Multi-Managed Balanced Service Class
	12/31/2013		10,477,034	$1.85	to	$1.70	$19,188,046	1.48%	1.25%	to	2.15%	16.30%	to	15.28%
	12/31/2012		10,078,325	1.59	to	1.47	15,894,061	1.46	1.25	to	2.15	11.00	to	10.02
	12/31/2011		9,118,045	1.44	to	1.34	12,955,299	2.10	1.25	to	2.15	2.47	to	1.57
	12/31/2010		8,720,805	1.40	to	1.32	12,106,435	0.42	1.25	to	2.15	22.35	to	21.28
	12/31/2009		6,169,892	1.15	to	1.09	7,007,499	1.72	1.25	to	2.15	24.38	to	23.29
TA PIMCO Tactical - Balanced Service Class
	12/31/2013		980,550	1.02	to	0.99	997,041	0.62	1.25	to	2.15	10.47	to	9.49
	12/31/2012		1,067,881	0.93	to	0.90	984,072	1.64	1.25	to	2.15	(0.27)	to	(1.15)
	12/31/2011		1,504,454	0.93	to	0.91	1,392,249	1.20	1.25	to	2.15	(4.60)	to	(5.44)
	12/31/2010		1,609,136	0.97	to	0.96	1,563,934	0.39	1.25	to	2.15	(4.66)	to	(5.49)
	12/31/2009	(1)	390,605	1.02	to	1.02	398,768	—	1.25	to	2.15	2.28	to	2.18
TA PIMCO Tactical - Conservative Service Class
	12/31/2013		666,564	0.97	to	0.93	641,407	1.26	1.25	to	2.15	6.82	to	5.88
	12/31/2012		931,905	0.91	to	0.88	841,452	1.22	1.25	to	2.15	0.26	to	(0.62)
	12/31/2011		1,214,986	0.90	to	0.89	1,095,279	1.27	1.25	to	2.15	(8.60)	to	(9.40)
	12/31/2010		1,537,403	0.99	to	0.98	1,518,332	0.63	1.25	to	2.15	(3.32)	to	(4.18)
	12/31/2009	(1)	694,028	1.02	to	1.02	709,748	—	1.25	to	2.15	2.55	to	2.45
TA PIMCO Tactical - Growth Service Class
	12/31/2013		528,521	1.00	to	0.97	527,634	0.76	1.25	to	2.15	15.36	to	14.35
	12/31/2012		565,055	0.87	to	0.85	489,810	0.42	1.25	to	2.15	(0.56)	to	(1.44)
	12/31/2011		833,372	0.87	to	0.86	727,774	1.50	1.25	to	2.15	(12.70)	to	(13.47)
	12/31/2010		758,668	1.00	to	0.99	759,543	0.98	1.25	to	2.15	(1.93)	to	(2.79)
	12/31/2009	(1)	425,658	1.02	to	1.02	434,817	—	1.25	to	2.15	2.53	to	2.43
TA PIMCO Total Return Service Class
	12/31/2013		13,063,370	1.39	to	1.28	18,015,409	1.83	1.25	to	2.15	(3.97)	to	(4.81)
	12/31/2012		18,302,519	1.45	to	1.34	26,311,357	3.92	1.25	to	2.15	5.99	to	5.05
	12/31/2011		20,739,956	1.37	to	1.28	28,167,757	2.46	1.25	to	2.15	4.64	to	3.72
	12/31/2010		21,516,912	1.31	to	1.23	27,947,578	4.04	1.25	to	2.15	5.62	to	4.68
	12/31/2009		19,070,157	1.24	to	1.18	23,496,283	6.87	1.25	to	2.15	14.32	to	13.31
TA Systematic Small/Mid Cap Value Service Class
	12/31/2013		10,057,963	2.81	to	2.58	27,859,784	0.34	1.25	to	2.15	34.36	to	33.18
	12/31/2012		5,582,158	2.09	to	1.93	11,538,458	0.26	1.25	to	2.15	14.60	to	13.59
	12/31/2011		7,054,542	1.82	to	1.70	12,726,542	0.04	1.25	to	2.15	(4.06)	to	(4.90)
	12/31/2010		8,499,511	1.90	to	1.79	16,004,584	0.57	1.25	to	2.15	28.45	to	27.32
	12/31/2009		9,476,856	1.48	to	1.41	13,901,798	2.90	1.25	to	2.15	41.14	to	39.89
TA T. Rowe Price Small Cap Service Class
	12/31/2013		3,874,571	2.32	to	2.12	8,875,395	—	1.25	to	2.15	41.93	to	40.68
	12/31/2012		2,632,951	1.64	to	1.51	4,250,199	—	1.25	to	2.15	13.98	to	12.97
	12/31/2011		2,433,299	1.43	to	1.34	3,454,691	—	1.25	to	2.15	0.26	to	(0.62)
	12/31/2010		3,584,473	1.43	to	1.35	5,084,940	—	1.25	to	2.15	32.41	to	31.24
	12/31/2009		2,991,922	1.08	to	1.03	3,213,556	—	1.25	to	2.15	36.62	to	35.42
TA Vanguard ETF - Aggressive Growth Service Class
	12/31/2013		202,627	1.59	to	1.53	318,493	0.76	1.25	to	2.15	25.50	to	24.40
	12/31/2012		88,340	1.26	to	1.23	111,139	0.99	1.25	to	2.15	15.12	to	14.10
	12/31/2011		47,693	1.10	to	1.08	52,208	0.60	1.25	to	2.15	(5.10)	to	(5.94)
	12/31/2010		27,899	1.16	to	1.15	32,213	—	1.25	to	2.15	12.99	to	12.00
	12/31/2009	(1)	—	1.02	to	1.02	—	—	1.25	to	2.15	2.45	to	2.35
TA Vanguard ETF - Balanced Service Class
	12/31/2013		977,691	1.22	to	1.16	1,180,343	0.99	1.25	to	2.15	10.06	to	9.09
	12/31/2012		995,119	1.11	to	1.06	1,095,340	1.25	1.25	to	2.15	7.05	to	6.10
	12/31/2011		714,691	1.03	to	1.00	734,327	1.05	1.25	to	2.15	0.22	to	(0.66)
	12/31/2010		763,960	1.03	to	1.01	784,502	1.03	1.25	to	2.15	9.33	to	8.36
	12/31/2009		867,222	0.94	to	0.93	815,734	0.33	1.25	to	2.15	15.09	to	14.08

26

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Vanguard ETF - Conservative Service Class
	12/31/2013		703,351	$1.23	to	$1.19	$860,388	1.11%	1.25%	to	2.15%	6.14%	to	5.21%
	12/31/2012		2,607,925	1.16	to	1.13	3,012,968	1.40	1.25	to	2.15	5.29	to	4.36
	12/31/2011		318,649	1.10	to	1.08	349,138	0.62	1.25	to	2.15	1.90	to	1.01
	12/31/2010		215,955	1.08	to	1.07	232,442	0.03	1.25	to	2.15	8.07	to	7.12
	12/31/2009	(1)	—	1.00	to	1.00	—	—	1.25	to	2.15	(0.14)	to	(0.24)
TA Vanguard ETF - Growth Service Class
	12/31/2013		3,461,141	1.24	to	1.18	4,262,906	1.40	1.25	to	2.15	17.31	to	16.28
	12/31/2012		2,136,722	1.06	to	1.01	2,247,159	1.50	1.25	to	2.15	10.17	to	9.19
	12/31/2011		2,236,162	0.96	to	0.93	2,137,073	1.49	1.25	to	2.15	(2.35)	to	(3.21)
	12/31/2010		2,218,562	0.98	to	0.96	2,173,109	1.13	1.25	to	2.15	11.61	to	10.63
	12/31/2009		1,789,368	0.88	to	0.87	1,571,591	0.40	1.25	to	2.15	21.66	to	20.59
TA WMC Diversified Growth Service Class
	12/31/2013		12,109,835	1.73	to	1.58	20,634,166	0.82	1.25	to	2.15	30.50	to	29.35
	12/31/2012		11,245,578	1.33	to	1.23	14,708,806	0.11	1.25	to	2.15	11.46	to	10.47
	12/31/2011		13,154,331	1.19	to	1.11	15,464,167	0.27	1.25	to	2.15	(5.11)	to	(5.95)
	12/31/2010		11,340,554	1.25	to	1.18	14,072,475	0.30	1.25	to	2.15	16.03	to	15.01
	12/31/2009		13,005,282	1.08	to	1.03	13,931,793	0.49	1.25	to	2.15	27.31	to	26.19

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

27

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

There are subaccounts that have total returns outside of the range indicated above. Following is the list of the subaccounts and their corresponding total returns.

Subaccount	2009 Total Return range
TA MFS International Equity Service Class	29.45%	to	32.38%
TA Aegon U.S. Government Securities Service Class	2.00	to	3.24
TA Vanguard ETF - Growth Service Class	19.72	to	21.66
ProFund VP Japan	8.01	to	9.06
ProFund VP UltraSmall-Cap	37.22	to	46.84
ProFund VP Basic Materials	33.08	to	60.37
ProFund VP Pharmaceuticals	14.44	to	28.44
ProFund VP Telecommunications	5.06	to	6.18
ProFund VP Asia 30	26.59	to	52.30
ProFund VP Oil & Gas	12.78	to	14.07
ProFund VP U.S. Government Plus	(34.04)	to	(10.03)
ProFund VP Consumer Services	20.93	to	29.19
ProFund VP Precious Metals	29.17	to	33.66
ProFund VP Europe 30	28.99	to	30.66
ProFund VP Short NASDAQ-100	(41.91)	to	(26.89)
ProFund VP Utilities	8.40	to	18.46
ProFund VP Financials	12.59	to	20.84
ProFund VP Small-Cap Value	17.87	to	19.63
ProFund VP Mid-Cap	22.87	to	31.23
ProFund VP Short Emerging Markets	(49.80)	to	(30.68)
ProFund VP Falling U.S. Dollar	1.14	to	5.78
ProFund VP International	22.02	to	26.35
ProFund VP Emerging Markets	30.38	to	60.35
ProFund VP Short International	(31.75)	to	(26.70)
Access VP High Yield	14.45	to	22.67
AllianceBernstein Balanced Wealth Strategy Class B Shares	20.86	to	22.67
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	25.15	to	28.27

28

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

WRL deducts a daily administrative charge equal to an annual rate of .15% of the daily net assets value of each subaccount for administrative expenses. WRL also deducts an annual charge during the accumulation phase, not to exceed $35, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.10% to 2.00% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for WRL’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for fund facilitation fees:

Subaccount	Additional Fund Facilitation Fee Assessed
AllianceBernstein Balanced Wealth Strategy	0.20%
Franklin Templeton VIP Founding Funds Allocation	0.15%

6. Income Taxes

Operations of the Separate Account form a part of WRL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of WRL for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from WRL. Under existing federal income tax laws, the income of the Separate Account is not taxable to WRL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

29

Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

30

STATEMENT OF ADDITIONAL INFORMATION

WRL FREEDOM PREMIER® III VARIABLE ANNUITY

Issued through

SEPARATE ACCOUNT VA U

Offered by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the WRL Freedom Premier® III Variable Annuity offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the current prospectus, dated May 1, 2014, by calling (800) 851-9777, or write us at: Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a policy. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectuses for the policy and the underlying fund portfolios.

Dated: May 1, 2014

2

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value — The policy value increased or decreased by any excess interest adjustment.

Administrative Office — Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 851-9777. All premium payments, loan repayments, correspondence and notices should be sent to this address.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date — The date upon which annuity payments are to commence.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit — An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary — The person who has the right to the death benefit as set forth in the policy.

Business Day — A day when the New York Stock Exchange is open for regular trading.

Cash Value — The adjusted policy value less any applicable surrender charge.

Code — The Internal Revenue Code of 1986, as amended.

Enrollment Form — A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Excess Partial Surrender — The portion of a partial surrender (surrender) that exceeds the free amount.

Fixed Account — One or more investment choices under the policy that are part of the Company’s general assets and are not in the separate account.

3

Free Amount — The amount that can be withdrawn each year without incurring any surrender charges or excess interest adjustments.

Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including Living Benefits Rider.

Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.

Nonqualified Policy — A policy other than a qualified policy.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the owner in the information that we require to issue a policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

—	premium payments; minus

—	gross partial surrenders (partial surrenders plus or minus excess interest adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus

—	interest credited in the fixed account; plus

—	accumulated gains in the separate account; minus

—	accumulated losses in the separate account; minus

—	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Premium Payment — An amount paid to the Company by the owner or on the owner’s behalf as consideration for the benefits provided by the policy.

Qualified Policy — A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account — Separate Account VA U, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

Service Charge — An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses. This annual charge is $30, but will not exceed 2% of the policy value.

4

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio.

Supportable Payment — The amount equal to the sum of the variable annuity unit values multiplied by the number of variable annuity units in each of the selected subaccounts.

Surrender Charge — A percentage of each premium payment that depends upon the length of time from the date of each premium payment. The surrender charge is assessed on full or partial surrenders from the policy. A surrender charge may also be referred to as a “contingent deferred sales charge.”

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made on each business day.

Variable Annuity Payments — Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice — Written notice, signed by the owner, that gives the Company the information it requires and is received in good order at the Administrative Office. For some transactions, the Company may accept an electronic notice, such as telephone instructions. Such electronic notice must meet the requirements for good order that the Company establishes for such notices.

5

In order to supplement the description in the prospectus, the following provides additional information about the Company (the Company, we, us or our) and the policy, which may be of interest to a prospective purchaser.

THE POLICY — GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an enrollment form and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with the Company’s consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of your spouse in a community or marital property state.

Unless the Company has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

Note carefully. If the owner predeceases the annuitant and no joint owner, primary beneficiary, or contingent beneficiary is alive or in existence on the date of death, the owner’s estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice, subject to any payment the Company has made or action the Company has taken before recording the change. Changing the owner does not change the designation of the beneficiary or the annuitant.

Entire Contract

The entire contract consists of the policy and any application, endorsements and riders. If any portion of the policy or rider attached thereto shall be found to be invalid, unenforceable or illegal, the remainder shall not in any way be affected or impaired thereby, but shall have the same force and effect as if the invalid, unenforceable or illegal portion had not been inserted.

Misstatement of Age or Sex

If the age or sex of the annuitant or owner has been misstated, the Company will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by the Company shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by the Company due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per

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year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to the Company.

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a subaccount then credited to a policy into an equal value of annuity units of one or more other subaccounts or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, the Company reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to the Company’s administrative office. There is no charge assessed in connection with such reallocation. A reallocation of annuity units may be made up to four times in any given policy year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

Note: Portions of the following discussion do not apply to annuity payments under the Initial Payment Guarantee. See the “Stabilized Payments” section of this SAI.

During the lifetime of the annuitant and before the annuity commencement date, the owner may choose an annuity payment option or change the election, but notice of any election or change of election must be received by the Company in good order at least thirty (30) days before the annuity commencement date (elections less than 30 days require prior approval). If no election is made before the annuity commencement date, annuity payments will be made under (1) life income with level (fixed) payments for 10 years certain, using the existing policy value of the fixed account, or (2) life income with variable payments for 10 years certain using the existing policy value of the separate account, or (3) a combination of (1) and (2). These default options may be restricted with respect to qualified policies.

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount the Company has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells the Company in writing and the Company agrees.

Variable Payment Options. The dollar amount of the first variable annuity payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. For annuity payments the tables are based on a 5% effective annual Assumed Investment Return and the “2000 Table” (male, female and unisex if required by law), using an assumed annuity commencement date of 2005 (static projection to this point) with dynamic projection using scale G from that point (100% of G for male, 50% of G for females). The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary. For certain qualified policies the use of unisex mortality tables may be required.

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Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. For regular annuity payments, the adjusted age is the annuitant’s actual age nearest birthday, on the annuity commencement date, adjusted as described in your policy. This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments other than the first are calculated using annuity units which are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant. This amount is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount on the date the payment is made.

Death Benefit

Due proof of death of the annuitant is proof that the annuitant died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or any other proof satisfactory to the Company will constitute due proof of death.

Upon receipt in good order of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as the Company has sufficient information about the beneficiary(ies) to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If an owner is not an annuitant, and dies prior to the annuity commencement date, the new owner may surrender the policy at any time for the amount of the adjusted policy value. If the new owner is not the deceased owner’s spouse, however, (1) the adjusted policy value must be distributed within five years after the date of the deceased owner’s death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner’s death and must be made for the new owner’s lifetime or for a period certain (so long as any period certain does not exceed the new owner’s life expectancy). If the sole new owner is the deceased owner’s surviving spouse, such spouse may elect to continue the policy as the new owner instead of receiving the death benefit.

Beneficiary. The beneficiary designation in the enrollment form will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to the Company. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by the Company. The Company will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally. If upon the death of the annuitant there is a surviving owner(s), the surviving owner(s) automatically takes the place of any beneficiary designation.

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Death of Owner

Federal tax law requires that if any owner (including any joint owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See the TAX INFORMATION section in the prospectus for more information about these rules. Other rules may apply to qualified policies.

Assignment

During the lifetime of the annuitant you may assign any rights or benefits provided by the policy if your policy is a nonqualified policy. An assignment will not be binding on the Company until a copy has been filed at its administrative office. Your rights and benefits and those of the beneficiary are subject to the rights of the assignee. The Company assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with the Company, no beneficiary may assign any payments under the policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary’s creditors.

Ownership under qualified policies is restricted to comply with the Code.

Evidence of Survival

The Company reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until the Company receives such evidence.

Non-Participating

The policy will not share in the Company’s surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by the Company and approved by one of the Company’s officers. No registered representative has authority to change or waive any provision of the policy.

The Company reserves the right to amend the policies to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their immediate family, or by an officer, director, trustee or bona-fide full-time employee of the Company or its affiliated companies or their immediate family. In such a case, the Company in its discretion, may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs the Company experiences on

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those purchases. The Company may offer certain employer sponsored savings plans, reduced fees and charges including, but not limited to, the annual service charge, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which the Company is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

Present Value of Future Variable Payments

The present value of future period certain variable payments is calculated by taking (a) the supportable payment on the business day we receive the surrender request (in good order), multiplied by (b) the number of payments remaining, multiplied by a discount rate (such as the assumed investment rate or “AIR”).

Stabilized Payments

If you have selected a payout feature that provides for stabilized payments (e.g., the Initial Payment Guarantee), please note that the stabilized payments remain level throughout each year and are adjusted on your annuitization anniversary. Without stabilized payments, each payment throughout the year would fluctuate based on the performance of your selected subaccounts. To reflect the difference in these payments we adjust (both increase and decrease as appropriate) the number of annuity units. The annuity units are adjusted when we calculate the supportable payment. Supportable payments are used in the calculation of surrender values, death benefits and transfers. On the anniversary of your annuity commencement date we set the new stabilized payment equal to the current supportable payment. In the case of an increase in the number of variable annuity units, your participation in the future investment performance of the subaccounts will be increased because more variable annuity units are credited to you. Conversely, in the case of a reduction of the number of variable annuity units, your participation in the future investment performance of the subaccounts will be decreased because fewer variable annuity units are credited to you. If the Initial Payment Guarantee is chosen, then the stabilized variable annuity payment will equal the greater of the guaranteed payment or the supportable payment at that time.

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The following table demonstrates, on a purely hypothetical basis, the changes in the number of variable annuity units. The changes in the variable annuity unit values reflect the investment performance of the applicable subaccounts as well as the separate account charge.

Hypothetical Changes in Annuity Units with Stabilized Payments*
Assumed Investment Rate			5.0%
Life & 10 Year Certain
Male aged 65
First Variable Payment			$500
		Beginning Annuity Units	Annuity Unit Values	Monthly Payment Without Stabilization	Monthly Stabilized Payment	Adjustments In Annuity Units	Cumulative Adjusted Annuity Units
At Issue:	January 1	400.0000	1.250000	$500.00	$500.00	0.0000	400.0000
	February 1	400.0000	1.252005	$500.80	$500.00	0.0041	400.0041
	March 1	400.0000	1.252915	$501.17	$500.00	0.0059	400.0100
	April 1	400.0000	1.245595	$498.24	$500.00	(0.0089)	400.0011
	May 1	400.0000	1.244616	$497.85	$500.00	(0.0108)	399.9903
	June 1	400.0000	1.239469	$495.79	$500.00	(0.0212)	399.9691
	July 1	400.0000	1.244217	$497.69	$500.00	(0.0115)	399.9576
	August 1	400.0000	1.237483	$494.99	$500.00	(0.0249)	399.9327
	September 1	400.0000	1.242382	$496.95	$500.00	(0.0150)	399.9177
	October 1	400.0000	1.242382	$496.95	$500.00	(0.0149)	399.9027
	November 1	400.0000	1.249210	$499.68	$500.00	(0.0016)	399.9012
	December 1	400.0000	1.252106	$500.84	$500.00	0.0040	399.9052
	January 1	399.9052	1.255106	$501.92	$501.92	0.0000	399.9052

*	The total separate account expenses and portfolio expenses included in the calculations are 2.25% (2.25% is a hypothetical figure). If higher (or lower) expenses were charged, the numbers would be lower (or higher).

INVESTMENT EXPERIENCE

A “net investment factor” is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying fund portfolios less any applicable charges or fees. The investment performance of the portfolio, expenses, and deductions of certain charges affect the value of an accumulation unit.

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Upon allocation to the selected subaccount, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the Administrative Office or, in the case of the initial premium payment, when the enrollment form is completed, whichever is later. The value of an accumulation unit for each subaccount was arbitrarily established at $1 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for regular trading.

An index (the “net investment factor”) which measures the investment performance of a subaccount during a valuation period, is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease, or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The net investment factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net result of:
(1)	the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus
(2)	the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus
(3)	a per share credit or charge for any taxes determined by the Company to have resulted during the valuation period from the investment operations of the subaccount;
(b)	is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period; and
(c)	is an amount representing the separate account charge and any optional benefit fees, if applicable.

Illustration of Separate Account Accumulation Unit Value Calculations

Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor =	(A + B - C) - E
D

Where:

A =	The net asset value of an underlying fund portfolio share as of the end of the current valuation period.
Assume A = $11.57

B =	The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
Assume B = 0

C =	The per share charge or credit for any taxes reserved for at the end of the current valuation period.
Assume C = 0

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D =	The net asset value of an underlying fund portfolio share at the end of the immediately preceding valuation period.
Assume D = $11.40

E =	The daily deduction for the mortality and expense risk fee and the administrative charge, and any optional benefit fees, if applicable. Assume E totals 1.65% on an annual basis; On a daily basis, this equals 0.000044838.

Then, the net investment factor =	(11.57 + 0 – 0) - 0.000044838 = Z = 1.014867443
(11.40)

Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

Where:

A =	The accumulation unit value for the immediately preceding valuation period. Assume = $X

B =	The net investment factor for the current valuation period. Assume = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed investment return of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the annual assumed investment return. The value of a variable annuity unit in each subaccount was established at $1 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

(a)	is the variable annuity unit value for the subaccount on the immediately preceding business day;
(b)	is the net investment factor for that subaccount for the valuation period; and
(c)	is the assumed investment return adjustment factor for the valuation period.

The assumed investment return adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the policy used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i)	is the result of:
(1)	the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus

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(2)	the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
(3)	a per share charge or credit for any taxes reserved for, which the Company determines to have resulted from the investment operations of the subaccount.
(ii)	is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period.
(iii)	is a factor representing the mortality and expense risk fee and administrative charge. This factor is equal, on an annual basis, to 1.25% of the daily net asset value of shares held in that subaccount. (For calculating Initial Payment Guarantee annuity payments, the factor is higher at a rate of 2.50%).

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates generally vary according to the annuity option elected and the gender and adjusted age of the annuitant at the annuity commencement date. The policy contains a table for determining the adjusted age of the annuitant.

Illustration of Calculations for Annuity Unit

Value and Variable Annuity Payments

Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

Where:

A =	annuity unit value for the immediately preceding valuation period.
Assume = $X

B =	Net investment factor for the valuation period for which the annuity unit value is being calculated.
Assume = Y

C =	A factor to neutralize the annual assumed investment return of 5% built into the Annuity Tables used.
Assume = Z

Then, the annuity unit value is:

$X * Y * Z = $Q

Formula and Illustration for Determining Amount of

First Monthly Variable Annuity Payment

First monthly variable annuity payment =	A * B
$1,000

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Where:

A =	The adjusted policy value as of the annuity commencement date.
Assume = $X

B =	The annuity purchase rate per $1,000 of adjusted policy value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.
Assume = $Y

Then, the first monthly variable annuity payment =	$X * $Y = $Z
1,000

Formula and Illustration for Determining the Number of Annuity Units

Represented by Each Monthly Variable Annuity Payment

Number of annuity units =	A
B

Where:

A =	The dollar amount of the first monthly variable annuity payment.
Assume = $X

B =	The annuity unit value for the valuation date on which the first monthly payment is due.
Assume = $Y

Then, the number of annuity units =	$ X = Z
$Y

PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of non-standard performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures may also include or exclude surrender charges. These figures may also reflect the premium enhancement, if any.

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Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

HISTORICAL PERFORMANCE DATA

Money Market Yields

The Company may from time to time disclose the current annualized yield of the money market subaccount, which invests in the corresponding money market portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the money market subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

Current Yield = ((NCS * ES)/UV) * (365/7)

Where:

NCS	=	The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES	=	Per unit expenses of the subaccount for the 7-day period.
UV	=	The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a policy, the yield for the money market subaccount will be lower than the yield for the corresponding money market portfolio. The yield calculations do not reflect the effect of any premium taxes. The yield calculations also do not reflect surrender charges that may be applicable to a particular policy. Surrender charges range from 8.5% to 0% of the amount of premium payments surrendered based on the number of years since the premium payment was made. Surrender charges are based on the number of years since the date the premium payment was made, not the policy issue date.

The Company may also disclose the effective yield of the money market subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

Effective Yield = (1 + ((NCS - ES)/UV))365/7 - 1

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Where:

NCS	=	The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES	=	Per unit expenses of the subaccount for the 7-day period.
UV	=	The unit value on the first day of the 7-day period.

The yield on amounts held in the money market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market subaccount’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the corresponding money market portfolio, the types and quality of portfolio securities held by the corresponding money market portfolio and its operating expenses.

Total Returns

The Company may from time to time also advertise or disclose total returns for one or more of the subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which the Company calculates on each business day based on the performance of the separate account’s underlying fund portfolio and the deductions for the mortality and expense risk fee and the administrative charges. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

P (1 + T) N = ERV

Where:

T	=	The average annual total return net of subaccount recurring charges.
ERV	=	The ending redeemable value of the hypothetical account at the end of the period.
P	=	A hypothetical initial payment of $1,000.
N	=	The number of years in the period.

Other Performance Data

The Company may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the surrender charge percentage will be assumed to be 0%.

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The Company may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula except that the surrender charge percentage will be assumed to be 0%:

CTR = (ERV / P)-1

Where:

CTR	=	The cumulative total return net of subaccount recurring charges for the period.
ERV	=	The ending redeemable value of the hypothetical investment at the end of the period.
P	=	A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data is also disclosed.

Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

PUBLISHED RATINGS

The Company may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Insurance Ratings Services, Moody’s Investors Service and Fitch Financial Ratings. The purpose of the ratings is to reflect the financial strength of the Company. The ratings should not be considered as bearing on the investment performance of assets held in the separate account or of the safety or riskiness of an investment in the separate account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, these ratings may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms.

STATE REGULATION OF US

We are subject to the laws of jurisdiction governing insurance companies and to regulation by the jurisdiction Department of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering our operations for the preceding year and our financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine our contract liabilities and reserves so that the Department may determine the items are correct. Our books and accounts are subject to review by the Department of Insurance at all times, and a full examination of our operations are conducted periodically by the National Association of Insurance Commissioners. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

18

ADMINISTRATION

The Company performs administrative services for the policies. These services include issuance of the policies, maintenance of records concerning the policies, and certain valuation services.

RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by the Company. As presently required by the 1940 Act, as amended, and regulations promulgated thereunder, the Company will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation. However, for certain routine transactions (for example, regular monthly premiums deducted from your checking account, or regular annuity payments the Company sends to you) you may only receive quarterly confirmations.

DISTRIBUTION OF THE POLICIES

We have entered into a principal underwriting agreement with our affiliate, Transamerica Capital, Inc. (“TCI”), for the distribution and sale of the policies. We may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the policies (e.g., commissions payable to selling firms selling the Policies, as described below.)

TCI’s home office is located at 4600 S. Syracuse St. Suite 1100 Denver, Colorado 80237-2719. TCI is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority (“FINRA”). TCI is not a member of the Securities Investor Protection Corporation.

We currently offer the policies on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering. The policies are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. TCI compensates these selling firms for their services. Sales representatives with these selling firms are appointed as our insurance agents.

We and our affiliates provide paid-in capital to TCI and pay for TCI’s operating and other expenses, including overhead, legal and accounting fees. We also pay TCI an “override” payment based on the pricing of the product which becomes part of TCI’s assets. In addition, we pay commission to TCI for policy sales; these commissions are passed through to the selling firms with TCI not retaining any portion of the commissions. During fiscal year 2013, 2012 (restated) and 2011 the amounts paid to TCI in connection with all policies sold through the separate account were $3,282,786, $2,240,892 and $2,148,806, respectively.

We and/or TCI or another affiliate may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses of the selling firms. We and/or TCI may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional

19

payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

VOTING RIGHTS

To the extent required by law, the Company will vote the underlying fund portfolios’ shares held by the separate account at regular and special shareholder meetings of the underlying fund portfolios in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying fund portfolios hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the underlying fund portfolios shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the owner has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person’s number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund portfolio for determining shareholders eligible to vote at the meeting of the underlying fund portfolio. The Company will solicit voting instructions by sending you, or other persons entitled to vote, requests for instructions prior to that meeting in accordance with procedures established by the underlying fund portfolio. Portfolio shares as to which no timely instructions are received, and shares held by the Company in which you, or other persons entitled to vote have no beneficial interest, will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

OTHER PRODUCTS

The Company makes other variable annuity policies available that may also be funded through the separate account. These variable annuity policies may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS

The Company holds assets of each of the subaccounts. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from the Company’s general account assets. The

20

Company maintains records of all purchases and redemptions of shares of the underlying fund portfolios held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by the Company’s fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account VA U, at December 31, 2013 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012 (restated), and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, Suite 3000, 801 Grand Avenue, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

OTHER INFORMATION

A registration statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the policies discussed in this SAI. Not all of the information set forth in the registration statement and the amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

The values of your interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Financial statements of certain subaccounts of Separate Account VA U, which are available for investment by WRL Freedom Premier® III Variable Annuity policy owners, are contained herein. The statutory-basis financial statements and schedules of Western Reserve Life Assurance Co. of Ohio, which are included in this SAI, should be considered only as bearing on the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

21

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit values and the number of accumulation units outstanding for the total separate account expenses listed therein (excluding any applicable fund facilitation fees) for each subaccount.

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.406273	$1.514603	0.000
Subaccount Inception Date September 6, 2007	2012	$1.258849	$1.406273	0
	2011	$1.251501	$1.258849	0
	2010	$1.098521	$1.251501	0
	2009	$0.959798	$1.098521	0
	2008	$1.028245	$0.959798	0
	2007	$1.000000	$1.028245	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.391388	$1.580665	0.000
Subaccount Inception Date November 10, 2008	2012	$1.256225	$1.391388	0
	2011	$1.326218	$1.256225	0
	2010	$1.230654	$1.326218	0
	2009	$1.012092	$1.230654	0
	2008	$1.000000	$1.012092	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.223024	$1.579326	0.000
Subaccount Inception Date January 12, 2004	2012	$1.080544	$1.223024	0
	2011	$1.084376	$1.080544	0
	2010	$0.965473	$1.084376	0
	2009	$0.780861	$0.965473	0
	2008	$1.269439	$0.780861	0
	2007	$1.232995	$1.269439	1,163
	2006	$1.091009	$1.232995	0
	2005	$1.065846	$1.091009	0
	2004	$1.000000	$1.065846	9,207
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.466827	$1.773400	0.000
Subaccount Inception Date November 10, 2008	2012	$1.303046	$1.466827	0
	2011	$1.355619	$1.303046	3,090
	2010	$1.257960	$1.355619	3,119
	2009	$0.989426	$1.257960	0
	2008	$1.000000	$0.989426	0
ProFund VP Asia 30	2013	$0.763351	$0.859165	0.000
Subaccount Inception Date September 6, 2007	2012	$0.675328	$0.763351	0
	2011	$0.944944	$0.675328	0
	2010	$0.847396	$0.944944	0
	2009	$0.561360	$0.847396	0
	2008	$1.166180	$0.561360	8,028
	2007	$1.000000	$1.166180	0
ProFund VP Basic Materials	2013	$0.928241	$1.076191	0.000
Subaccount Inception Date September 6, 2007	2012	$0.874124	$0.928241	0
	2011	$1.064896	$0.874124	0
	2010	$0.838715	$1.064896	0
	2009	$0.527647	$0.838715	0
	2008	$1.109701	$0.527647	0
	2007	$1.000000	$1.109701	0

22

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Bull	2013	$0.851928	$1.082174	0.000
Subaccount Inception Date June 21, 2007	2012	$0.764191	$0.851928	0
	2011	$0.780583	$0.764191	0
	2010	$0.708272	$0.780583	0
	2009	$0.581850	$0.708272	0
	2008	$0.953648	$0.581850	0
	2007	$1.000000	$0.953648	0
ProFund VP Consumer Services	2013	$1.152209	$1.577673	0.000
Subaccount Inception Date September 6, 2007	2012	$0.964042	$1.152209	0
	2011	$0.933413	$0.964042	0
	2010	$0.785465	$0.933413	0
	2009	$0.613396	$0.785465	0
	2008	$0.913248	$0.613396	0
	2007	$1.000000	$0.913248	0
ProFund VP Emerging Markets	2013	$0.783158	$0.717428	0.000
Subaccount Inception Date September 6, 2007	2012	$0.750756	$0.783158	0
	2011	$0.955070	$0.750756	0
	2010	$0.888770	$0.955070	0
	2009	$0.559189	$0.888770	0
	2008	$1.144697	$0.559189	0
	2007	$1.000000	$1.144697	0
ProFund VP Europe 30	2013	$0.745589	$0.887818	0.000
Subaccount Inception Date September 6, 2007	2012	$0.653280	$0.745589	0
	2011	$0.732383	$0.653280	0
	2010	$0.728925	$0.732383	0
	2009	$0.562841	$0.728925	0
	2008	$1.026865	$0.562841	0
	2007	$1.000000	$1.026865	0
ProFund VP Falling US Dollar	2013	$0.874615	$0.838983	0.000
Subaccount Inception Date September 6, 2007	2012	$0.900461	$0.874615	0
	2011	$0.945525	$0.900461	0
	2010	$0.991504	$0.945525	0
	2009	$0.980322	$0.991504	0
	2008	$1.055447	$0.980322	0
	2007	$1.000000	$1.055447	0
ProFund VP Financials	2013	$0.525504	$0.679470	0.000
Subaccount Inception Date September 6, 2007	2012	$0.430411	$0.525504	0
	2011	$0.510236	$0.430411	0
	2010	$0.469849	$0.510236	0
	2009	$0.417323	$0.469849	0
	2008	$0.862062	$0.417323	0
	2007	$1.000000	$0.862062	0
ProFund VP International	2013	$0.672212	$0.786346	0.000
Subaccount Inception Date September 6, 2007	2012	$0.592352	$0.672212	0
	2011	$0.706370	$0.592352	0
	2010	$0.669316	$0.706370	0
	2009	$0.548531	$0.669316	0
	2008	$1.007921	$0.548531	0
	2007	$1.000000	$1.007921	0

23

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Japan	2013	$0.500045	$0.725656	0.000
Subaccount Inception Date September 6, 2007	2012	$0.415501	$0.500045	0
	2011	$0.521017	$0.415501	0
	2010	$0.569417	$0.521017	0
	2009	$0.527204	$0.569417	0
	2008	$0.910459	$0.527204	0
	2007	$1.000000	$0.910459	0
ProFund VP Mid-Cap	2013	$0.983858	$1.259718	0.000
Subaccount Inception Date September 6, 2007	2012	$0.869927	$0.983858	0
	2011	$0.927392	$0.869927	0
	2010	$0.763677	$0.927392	0
	2009	$0.587088	$0.763677	0
	2008	$0.973154	$0.587088	0
	2007	$1.000000	$0.973154	0
ProFund VP Money Market	2013	$0.914054	$0.894989	0.000
Subaccount Inception Date June 21, 2007	2012	$0.933636	$0.914054	0
	2011	$0.953466	$0.933636	0
	2010	$0.973768	$0.953466	0
	2009	$0.994394	$0.973768	0
	2008	$1.007387	$0.994394	0
	2007	$1.000000	$1.007387	0
ProFund VP NASDAQ-100	2013	$1.160352	$1.525279	0.000
Subaccount Inception Date June 21, 2007	2012	$1.019881	$1.160352	0
	2011	$1.026815	$1.019881	0
	2010	$0.887035	$1.026815	0
	2009	$0.596082	$0.887035	0
	2008	$1.058754	$0.596082	0
	2007	$1.000000	$1.058754	0
ProFund VP Oil & Gas	2013	$0.882846	$1.072300	0.000
Subaccount Inception Date September 6, 2007	2012	$0.876529	$0.882846	0
	2011	$0.875668	$0.876529	0
	2010	$0.759572	$0.875668	0
	2009	$0.671793	$0.759572	0
	2008	$1.088496	$0.671793	0
	2007	$1.000000	$1.088496	0
ProFund VP Pharmaceuticals	2013	$1.100952	$1.418658	0.000
Subaccount Inception Date September 6, 2007	2012	$1.005543	$1.100952	0
	2011	$0.884437	$1.005543	0
	2010	$0.899171	$0.884437	0
	2009	$0.785740	$0.899171	0
	2008	$0.997231	$0.785740	0
	2007	$1.000000	$0.997231	0
ProFund VP Precious Metals	2013	$0.908322	$0.551777	0.000
Subaccount Inception Date September 6, 2007	2012	$1.085918	$0.908322	0
	2011	$1.373066	$1.085918	0
	2010	$1.055125	$1.373066	0
	2009	$0.796458	$1.055125	0
	2008	$1.175140	$0.796458	0
	2007	$1.000000	$1.175140	0

24

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short Emerging Markets	2013	$0.393474	$0.384303	0.000
Subaccount Inception Date September 6, 2007	2012	$0.462286	$0.393474	0
	2011	$0.426711	$0.462286	0
	2010	$0.534313	$0.426711	0
	2009	$1.064291	$0.534313	0
	2008	$0.822242	$1.064291	0
	2007	$1.000000	$0.822242	0
ProFund VP Short International	2013	$0.589164	$0.455590	0.000
Subaccount Inception Date September 6, 2007	2012	$0.753851	$0.589164	0
	2011	$0.756382	$0.753851	0
	2010	$0.905776	$0.756382	0
	2009	$1.327147	$0.905776	0
	2008	$0.980805	$1.327147	0
	2007	$1.000000	$0.980805	0
ProFund VP Short NASDAQ-100	2013	$0.439645	$0.303838	0.000
Subaccount Inception Date September 6, 2007	2012	$0.553120	$0.439645	0
	2011	$0.631102	$0.553120	0
	2010	$0.817971	$0.631102	0
	2009	$1.408137	$0.817971	0
	2008	$0.970869	$1.408137	0
	2007	$1.000000	$0.970869	0
ProFund VP Short Small-Cap	2013	$0.425997	$0.286688	0.000
Subaccount Inception Date June 21, 2007	2012	$0.537044	$0.425997	0
	2011	$0.603410	$0.537044	0
	2010	$0.867489	$0.603410	0
	2009	$1.310365	$0.867489	0
	2008	$1.078809	$1.310365	0
	2007	$1.000000	$1.078809	0
ProFund VP Small-Cap	2013	$0.892755	$1.198945	0.000
Subaccount Inception Date June 21, 2007	2012	$0.794826	$0.892755	0
	2011	$0.860555	$0.794826	0
	2010	$0.704425	$0.860555	0
	2009	$0.570771	$0.704425	0
	2008	$0.902669	$0.570771	0
	2007	$1.000000	$0.902669	0
ProFund VP Small-Cap Value	2013	$0.932593	$1.256931	0.000
Subaccount Inception Date September 6, 2007	2012	$0.820218	$0.932593	0
	2011	$0.873672	$0.820218	0
	2010	$0.730891	$0.873672	0
	2009	$0.620102	$0.730891	0
	2008	$0.913929	$0.620102	0
	2007	$1.000000	$0.913929	0
ProFund VP Telecommunications	2013	$0.826900	$0.907190	0.000
Subaccount Inception Date September 6, 2007	2012	$0.725007	$0.826900	0
	2011	$0.726988	$0.725007	0
	2010	$0.641912	$0.726988	0
	2009	$0.610986	$0.641912	0
	2008	$0.951773	$0.610986	0
	2007	$1.000000	$0.951773	0

25

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP UltraSmall-Cap	2013	$0.588046	$1.074573	0.000
Subaccount Inception Date September 6, 2007	2012	$0.463844	$0.588046	0
	2011	$0.583749	$0.463844	0
	2010	$0.401692	$0.583749	0
	2009	$0.292726	$0.401692	0
	2008	$0.884450	$0.292726	0
	2007	$1.000000	$0.884450	0
ProFund VP U.S. Government Plus	2013	$1.562575	$1.237327	0.000
Subaccount Inception Date September 6, 2007	2012	$1.580941	$1.562575	0
	2011	$1.125166	$1.580941	0
	2010	$1.043758	$1.125166	0
	2009	$1.582372	$1.043758	0
	2008	$1.079358	$1.582372	0
	2007	$1.000000	$1.079358	0
ProFund VP Utilities	2013	$0.921987	$1.022744	0.000
Subaccount Inception Date September 6, 2007	2012	$0.940586	$0.921987	0
	2011	$0.817614	$0.940586	0
	2010	$0.788283	$0.817614	0
	2009	$0.727172	$0.788283	0
	2008	$1.071923	$0.727172	0
	2007	$1.000000	$1.071923	0
TA Aegon High Yield Bond - Service Class	2013	$1.528105	$1.590604	0.000
Subaccount Inception Date January 12, 2004	2012	$1.333148	$1.528105	0
	2011	$1.302643	$1.333148	0
	2010	$1.186292	$1.302643	0
	2009	$0.825140	$1.186292	0
	2008	$1.130922	$0.825140	0
	2007	$1.135744	$1.130922	0
	2006	$1.048749	$1.135744	0
	2005	$1.055385	$1.048749	0
	2004	$1.000000	$1.055385	0
TA Aegon Money Market - Service Class	2013	$0.955372	$0.935312	0.000
Subaccount Inception Date January 12, 2004	2012	$0.975988	$0.955372	0
	2011	$0.996872	$0.975988	40,265
	2010	$1.018251	$0.996872	40,647
	2009	$1.040021	$1.018251	60,825
	2008	$1.039945	$1.040021	76,717
	2007	$1.014082	$1.039945	0
	2006	$0.991496	$1.014082	1,458
	2005	$0.986822	$0.991496	1,377
	2004	$1.000000	$0.986822	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.015345	$1.104454	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.015345	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.050298	$1.100898	0.000
Subaccount Inception Date December 9, 2011	2012	$1.004866	$1.050298	0
	2011	$0.000000	$1.004866	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.073184	$1.224019	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988136	$1.073184	0
	2011	$0.000000	$0.988136	0

26

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Aegon U.S. Government Securities - Service Class	2013	$1.228820	$1.173037	0.000
Subaccount Inception Date January 12, 2004	2012	$1.197133	$1.228820	0
	2011	$1.139760	$1.197133	4,661
	2010	$1.117090	$1.139760	4,705
	2009	$1.095137	$1.117090	4,750
	2008	$1.041517	$1.095137	4,793
	2007	$1.005871	$1.041517	0
	2006	$0.996944	$1.005871	0
	2005	$0.998533	$0.996944	0
	2004	$1.000000	$0.998533	0
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.228820	$1.173037	0.000
Subaccount Inception Date January 12, 2004	2012	$1.197133	$1.228820	0
	2011	$1.139760	$1.197133	0
	2010	$1.117090	$1.139760	0
	2009	$1.095137	$1.117090	29,895
	2008	$1.041517	$1.095137	36,715
	2007	$1.005871	$1.041517	0
	2006	$0.996944	$1.005871	0
	2005	$1.000000	$0.996944	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.183134	$1.238002	0.000
Subaccount Inception Date January 12, 2004	2012	$1.142493	$1.183134	0
	2011	$1.147895	$1.142493	0
	2010	$1.074255	$1.147895	0
	2009	$0.836617	$1.074255	0
	2008	$1.356590	$0.836617	0
	2007	$1.171638	$1.356590	2,203
	2006	$1.081561	$1.171638	2,218
	2005	$1.066963	$1.081561	2,253
	2004	$1.000000	$1.066963	2,195
TA Asset Allocation - Conservative - Service Class	2013	$1.258742	$1.344279	0.000
Subaccount Inception Date January 12, 2004	2012	$1.199616	$1.258742	0
	2011	$1.197129	$1.199616	0
	2010	$1.124923	$1.197129	0
	2009	$0.919985	$1.124923	0
	2008	$1.195769	$0.919985	221,256
	2007	$1.150874	$1.195769	222,480
	2006	$1.077074	$1.150874	223,710
	2005	$1.047686	$1.077074	224,948
	2004	$1.000000	$1.047686	0
TA Asset Allocation - Growth - Service Class	2013	$1.207599	$1.494157	0.000
Subaccount Inception Date January 12, 2004	2012	$1.097686	$1.207599	0
	2011	$1.188966	$1.097686	0
	2010	$1.059340	$1.188966	0
	2009	$0.835330	$1.059340	0
	2008	$1.416539	$0.835330	1,170
	2007	$1.345767	$1.416539	221,881
	2006	$1.192441	$1.345767	231,567
	2005	$1.088240	$1.192441	230,921
	2004	$1.000000	$1.088240	189,843

27

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate - Service Class	2013	$1.294563	$1.435014	0 000
Subaccount Inception Date January 12, 2004	2012	$1.212106	$1.294563	0
	2011	$1.234505	$1.212106	3,358
	2010	$1.144970	$1.234505	3,390
	2009	$0.926794	$1.144970	42,481
	2008	$1.282832	$0.926794	45,169
	2007	$1.216483	$1.282832	97,938
	2006	$1.117290	$1.216483	98,197
	2005	$1.065294	$1.117290	54,973
	2004	$1.000000	$1.065294	52,510
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.273149	$1.483703	0.000
Subaccount Inception Date January 12, 2004	2012	$1.178414	$1.273149	0
	2011	$1.231734	$1.178414	11,196
	2010	$1.119357	$1.231734	11,303
	2009	$0.894203	$1.119357	73,862
	2008	$1.361874	$0.894203	74,620
	2007	$1.293548	$1.361874	69,211
	2006	$1.163732	$1.293548	69,288
	2005	$1.083498	$1.163732	69,370
	2004	$1.000000	$1.083498	142,308
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.276367	$1.623439	0.000
Subaccount Inception Date January 12, 2004	2012	$1.169776	$1.276367	0
	2011	$1.166224	$1.169776	0
	2010	$1.081516	$1.166224	0
	2009	$0.971541	$1.081516	0
	2008	$1.505275	$0.971541	0
	2007	$1.473739	$1.505275	13,724
	2006	$1.290803	$1.473739	31,283
	2005	$1.139257	$1.290803	28,941
	2004	$1.000000	$1.139257	1,608
TA Clarion Global Real Estate Securities - Service Class	2013	$1.708885	$1.734942	0.000
Subaccount Inception Date January 12, 2004	2012	$1.396891	$1.708885	0
	2011	$1.518102	$1.396891	0
	2010	$1.344944	$1.518102	0
	2009	$1.032939	$1.344944	0
	2008	$1.835126	$1.032939	0
	2007	$2.013912	$1.835126	11,143
	2006	$1.449514	$2.013912	52,020
	2005	$1.308141	$1.449514	24,961
	2004	$1.000000	$1.308141	59
TA Hanlon Income - Service Class(3)	2013	$1.003216	$1.010926	0.000
Subaccount Inception Date November 19, 2009	2012	$0.990534	$1.003216	0
	2011	$0.982979	$0.990534	0
	2010	$1.002928	$0.982979	0
	2009	$0.999942	$1.002928	0
TA International Moderate Growth - Service Class	2013	$0.925351	$1.018790	0.000
Subaccount Inception Date May 1, 2006	2012	$0.840438	$0.925351	0
	2011	$0.928429	$0.840438	9,893
	2010	$0.860268	$0.928429	9,987
	2009	$0.679492	$0.860268	10,081
	2008	$1.090028	$0.679492	4,879
	2007	$1.026410	$1.090028	0
	2006	$1.000000	$1.026410	0

28

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Janus Balanced - Service Class	2013	$0.956003	$1.113878	0.000
Subaccount Inception Date November 19, 2009	2012	$0.868145	$0.956003	0
	2011	$0.994274	$0.868145	0
	2010	$0.985097	$0.994274	0
	2009	$0.986557	$0.985097	0
TA Jennison Growth - Service Class	2013	$1.147335	$1.542145	0.000
Subaccount Inception Date April 29, 2010	2012	$1.015629	$1.147335	0
	2011	$1.045494	$1.015629	0
	2010	$0.000000	$1.045494	0
TA JPMorgan Core Bond - Service Class	2013	$1.344136	$1.287826	0.000
Subaccount Inception Date January 12, 2004	2012	$1.310863	$1.344136	0
	2011	$1.248565	$1.310863	0
	2010	$1.181000	$1.248565	0
	2009	$1.102912	$1.181000	0
	2008	$1.070470	$1.102912	0
	2007	$1.025765	$1.070470	0
	2006	$1.011061	$1.025765	0
	2005	$1.011824	$1.011061	0
	2004	$1.000000	$1.011824	0
TA JPMorgan Enhanced Index - Service Class	2013	$1.207170	$1.561526	0.000
Subaccount Inception Date January 12, 2004	2012	$1.062286	$1.207170	0
	2011	$1.079957	$1.062286	0
	2010	$0.960504	$1.079957	0
	2009	$0.758725	$0.960504	0
	2008	$1.240601	$0.758725	0
	2007	$1.215139	$1.240601	1,459
	2006	$1.079630	$1.215139	1,469
	2005	$1.068598	$1.079630	6,462
	2004	$1.000000	$1.068598	1,455
TA JPMorgan Tactical Allocation - Service Class	2013	$1.031007	$1.062703	0.000
Subaccount Inception Date January 12, 2004	2012	$0.980096	$1.031007	0
	2011	$0.967770	$0.980096	0
	2010	$0.992719	$0.967770	0
	2009	$0.975597	$0.992719	0
	2008	$1.045224	$0.975597	0
	2007	$1.075322	$1.045224	11,497
	2006	$1.071874	$1.075322	11,562
	2005	$1.045464	$1.071874	13,099
	2004	$1.000000	$1.045464	3,101
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.004616	$1.075675	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.004616	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$0.999685	$1.131395	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$0.999685	0
TA Market Participation Strategy - Service Class	2013	$0.987937	$1.105396	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.987937	0
TA MFS International Equity - Service Class	2013	$0.925788	$1.067339	0.000
Subaccount Inception Date May 1, 2007	2012	$0.776043	$0.925788	0
	2011	$0.882929	$0.776043	0
	2010	$0.817640	$0.882929	0
	2009	$0.631608	$0.817640	0
	2008	$1.001011	$0.631608	0
	2007	$1.000000	$1.001011	0

29

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Capital Growth - Service Class	2013	$1.191192	$1.724540	0.000
Subaccount Inception Date January 12, 2004	2012	$1.056328	$1.191192	0
	2011	$1.147722	$1.056328	0
	2010	$0.922505	$1.147722	0
	2009	$0.738706	$0.922505	0
	2008	$1.189197	$0.738706	0
	2007	$1.205695	$1.189197	1,227
	2006	$1.041089	$1.205695	1,235
	2005	$1.024427	$1.041089	9,637
	2004	$1.000000	$1.024427	4,850
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.432400	$1.946738	0.000
Subaccount Inception Date January 12, 2004	2012	$1.345307	$1.432400	0
	2011	$1.476301	$1.345307	0
	2010	$1.128928	$1.476301	0
	2009	$0.720204	$1.128928	0
	2008	$1.373698	$0.720204	0
	2007	$1.148073	$1.373698	1,953
	2006	$1.070067	$1.148073	1,897
	2005	$1.018533	$1.070067	1,514
	2004	$1.000000	$1.018533	1,519
TA Multi-Managed Balanced - Service Class	2013	$1.472806	$1.697795	0.000
Subaccount Inception Date January 12, 2004	2012	$1.338683	$1.472806	0
	2011	$1.317954	$1.338683	0
	2010	$1.086724	$1.317954	0
	2009	$0.881468	$1.086724	0
	2008	$1.335547	$0.881468	0
	2007	$1.203448	$1.335547	2,490
	2006	$1.130448	$1.203448	2,413
	2005	$1.071240	$1.130448	1,928
	2004	$1.000000	$1.071240	1,932
TA PIMCO Tactical - Balanced - Service Class	2013	$0.900943	$0.986468	0.000
Subaccount Inception Date November 19, 2009	2012	$0.911464	$0.900943	0
	2011	$0.963867	$0.911464	0
	2010	$1.019905	$0.963867	0
	2009	$0.998145	$1.019905	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.881399	$0.933223	0.000
Subaccount Inception Date November 19, 2009	2012	$0.886923	$0.881399	0
	2011	$0.978988	$0.886923	0
	2010	$1.021652	$0.978988	0
	2009	$0.997251	$1.021652	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.846045	$0.967421	0.000
Subaccount Inception Date November 19, 2009	2012	$0.858399	$0.846045	0
	2011	$0.992054	$0.858399	0
	2010	$1.020574	$0.992054	0
	2009	$0.996383	$1.020574	0

30

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Service Class	2013	$1.341426	$1.276874	0.000
Subaccount Inception Date January 12, 2004	2012	$1.276905	$1.341426	0
	2011	$1.231056	$1.276905	8,043
	2010	$1.175967	$1.231056	8,119
	2009	$1.037788	$1.175967	8,196
	2008	$1.093790	$1.037788	4,656
	2007	$1.027020	$1.093790	0
	2006	$1.009682	$1.027020	0
	2005	$1.010797	$1.009682	0
	2004	$1.000000	$1.010797	0
TA Systematic Small Mid Cap Value - Service Class	2013	$1.934372	$2.576106	0.000
Subaccount Inception Date May 1, 2004	2012	$1.702992	$1.934372	0
	2011	$1.790725	$1.702992	0
	2010	$1.406519	$1.790725	0
	2009	$1.005424	$1.406519	35,471
	2008	$1.742427	$1.005424	94,944
	2007	$1.431040	$1.742427	115,558
	2006	$1.240690	$1.431040	54,834
	2005	$1.118916	$1.240690	27,593
	2004	$1.000000	$1.118916	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.510310	$2.124643	0.000
Subaccount Inception Date January 12, 2004	2012	$1.336899	$1.510310	0
	2011	$1.345227	$1.336899	0
	2010	$1.025008	$1.345227	0
	2009	$0.756911	$1.025008	0
	2008	$1.215900	$0.756911	0
	2007	$1.136762	$1.215900	9,507
	2006	$1.123612	$1.136762	9,559
	2005	$1.039589	$1.123612	24,628
	2004	$1.000000	$1.039589	3,788
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.230226	$1.530377	0.000
Subaccount Inception Date November 19, 2009	2012	$1.078183	$1.230226	0
	2011	$1.146248	$1.078183	0
	2010	$1.023437	$1.146248	0
	2009	$0.999942	$1.023437	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.060992	$1.157401	0.000
Subaccount Inception Date May 1, 2008	2012	$0.999957	$1.060992	0
	2011	$1.006651	$0.999957	0
	2010	$0.928956	$1.006651	0
	2009	$0.814316	$0.928956	0
	2008	$1.000000	$0.814316	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.126394	$1.185061	0.000
Subaccount Inception Date November 19, 2009	2012	$1.079305	$1.126394	0
	2011	$1.068541	$1.079305	3,843
	2010	$0.997500	$1.068541	3,879
	2009	$0.999942	$0.997500	0
TA Vanguard ETF - Growth - Service Class	2013	$1.013286	$1.178251	0.000
Subaccount Inception Date May 1, 2008	2012	$0.927966	$1.013286	0
	2011	$0.958745	$0.927966	9,488
	2010	$0.866647	$0.958745	9,578
	2009	$0.718684	$0.866647	5,169
	2008	$1.000000	$0.718684	0

31

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.15%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA WMC Diversified Growth - Service Class	2013	$1.225013	$1.584590	0.000
Subaccount Inception Date January 12, 2004	2012	$1.108874	$1.225013	0
	2011	$1.1789969	$1.108874	0
	2010	$1.025127	$1.178999	0
	2009	$0.812400	$1.025127	0
	2008	$1.541951	$0.812400	0
	2007	$1.357490	$1.541951	965
	2006	$1.279356	$1.357490	49,064
	2005	$1.123845	$1.279356	5,704
	2004	$1.000000	$1.123845	989

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.413591	$1.523969	0.000
Subaccount Inception Date September 6, 2007	2012	$1.264159	$1.413591	0
	2011	$1.255559	$1.264159	0
	2010	$1.101002	$1.255559	0
	2009	$0.961035	$1.101002	0
	2008	$1.028571	$0.961035	0
	2007	$1.000000	$1.028571	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.397035	$1.588633	0.000
Subaccount Inception Date November 10, 2008	2012	$1.260087	$1.397035	0
	2011	$1.328998	$1.260087	0
	2010	$1.232022	$1.328998	0
	2009	$1.012228	$1.232022	0
	2008	$1.000000	$1.012228	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.233853	$1.594878	0.000
Subaccount Inception Date January 12, 2004	2012	$1.089034	$1.233853	0
	2011	$1.091833	$1.089034	0
	2010	$0.971156	$1.091833	0
	2009	$0.784686	$0.971156	0
	2008	$1.274399	$0.784686	0
	2007	$1.236598	$1.274399	2,314
	2006	$1.093117	$1.236598	2,255
	2005	$1.066866	$1.093117	0
	2004	$1.000000	$1.066866	0
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.472757	$1.782312	0.000
Subaccount Inception Date November 10, 2008	2012	$1.307037	$1.472757	0
	2011	$1.358449	$1.307037	0
	2010	$1.259368	$1.358449	0
	2009	$0.989565	$1.259368	0
	2008	$1.000000	$0.989565	0
ProFund VP Asia 30	2013	$0.767365	$0.864527	0.000
Subaccount Inception Date September 6, 2007	2012	$0.678210	$0.767365	0
	2011	$0.948034	$0.678210	0
	2010	$0.849336	$0.948034	0
	2009	$0.562093	$0.849336	0
	2008	$1.166547	$0.562093	0
	2007	$1.000000	$1.166547	0

32

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Basic Materials	2013	$0.933103	$1.082898	0.000
Subaccount Inception Date September 6, 2007	2012	$0.877837	$0.933103	0
	2011	$1.068371	$0.877837	0
	2010	$0.840623	$1.068371	0
	2009	$0.528323	$0.840623	0
	2008	$1.110045	$0.528323	0
	2007	$1.000000	$1.110045	0
ProFund VP Bull	2013	$0.856555	$1.089103	0.000
Subaccount Inception Date June 21, 2007	2012	$0.767599	$0.856555	0
	2011	$0.783298	$0.767599	0
	2010	$0.710038	$0.783298	0
	2009	$0.582730	$0.710038	0
	2008	$0.954143	$0.582730	0
	2007	$1.000000	$0.954143	0
ProFund VP Consumer Services	2013	$1.158238	$1.587488	0.000
Subaccount Inception Date September 6, 2007	2012	$0.968142	$1.158238	0
	2011	$0.936465	$0.968142	0
	2010	$0.787258	$0.936465	0
	2009	$0.614198	$0.787258	0
	2008	$0.913537	$0.614198	0
	2007	$1.000000	$0.913537	0
ProFund VP Emerging Markets	2013	$0.787290	$0.721917	0.000
Subaccount Inception Date September 6, 2007	2012	$0.753977	$0.787290	0
	2011	$0.958226	$0.753977	0
	2010	$0.890829	$0.958226	0
	2009	$0.559922	$0.890829	0
	2008	$1.145059	$0.559922	0
	2007	$1.000000	$1.145059	0
ProFund VP Europe 30	2013	$0.749488	$0.893343	0.000
Subaccount Inception Date September 6, 2007	2012	$0.656048	$0.749488	0
	2011	$0.734773	$0.656048	0
	2010	$0.730594	$0.734773	0
	2009	$0.563570	$0.730594	0
	2008	$1.027196	$0.563570	0
	2007	$1.000000	$1.027196	0
ProFund VP Falling US Dollar	2013	$0.879193	$0.844207	0.000
Subaccount Inception Date September 6, 2007	2012	$0.904282	$0.879193	0
	2011	$0.948612	$0.904282	0
	2010	$0.993768	$0.948612	0
	2009	$0.981596	$0.993768	0
	2008	$1.055784	$0.981596	0
	2007	$1.000000	$1.055784	0
ProFund VP Financials	2013	$0.528270	$0.683714	0.000
Subaccount Inception Date September 6, 2007	2012	$0.432249	$0.528270	0
	2011	$0.511906	$0.432249	0
	2010	$0.470920	$0.511906	0
	2009	$0.417866	$0.470920	0
	2008	$0.862340	$0.417866	0
	2007	$1.000000	$0.862340	0

33

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP International	2013	$0.675758	$0.791264	0.000
Subaccount Inception Date September 6, 2007	2012	$0.594892	$0.675758	0
	2011	$0.708696	$0.594892	0
	2010	$0.670861	$0.708696	55
	2009	$0.549246	$0.670861	56
	2008	$1.008237	$0.549246	545
	2007	$1.000000	$1.008237	903
ProFund VP Japan	2013	$0.502659	$0.730169	0.000
Subaccount Inception Date September 6, 2007	2012	$0.417263	$0.502659	0
	2011	$0.522717	$0.417263	0
	2010	$0.570723	$0.522717	0
	2009	$0.527891	$0.570723	0
	2008	$0.910752	$0.527891	0
	2007	$1.000000	$0.910752	0
ProFund VP Mid-Cap	2013	$0.988973	$1.267506	0.000
Subaccount Inception Date September 6, 2007	2012	$0.873594	$0.988973	0
	2011	$0.930398	$0.873594	0
	2010	$0.765394	$0.930398	0
	2009	$0.587839	$0.765394	0
	2008	$0.973460	$0.587839	0
	2007	$1.000000	$0.973460	0
ProFund VP Money Market	2013	$0.919047	$0.900767	0.000
Subaccount Inception Date June 21, 2007	2012	$0.937806	$0.919047	0
	2011	$0.956793	$0.937806	0
	2010	$0.976214	$0.956793	0
	2009	$0.995902	$0.976214	0
	2008	$1.007910	$0.995902	0
	2007	$1.000000	$1.007910	0
ProFund VP NASDAQ-100	2013	$1.166634	$1.535041	0.000
Subaccount Inception Date June 21, 2007	2012	$1.024392	$1.166634	0
	2011	$1.030362	$1.024392	0
	2010	$0.889228	$1.030362	0
	2009	$0.596977	$0.889228	0
	2008	$1.059304	$0.596977	0
	2007	$1.000000	$1.059304	0
ProFund VP Oil & Gas	2013	$0.887478	$1.078981	0.000
Subaccount Inception Date September 6, 2007	2012	$0.880264	$0.887478	0
	2011	$0.878539	$0.880264	0
	2010	$0.761314	$0.878539	0
	2009	$0.672670	$0.761314	0
	2008	$1.088837	$0.672670	0
	2007	$1.000000	$1.088837	0
ProFund VP Pharmaceuticals	2013	$1.106707	$1.427486	0.000
Subaccount Inception Date September 6, 2007	2012	$1.009806	$1.106707	0
	2011	$0.887315	$1.009806	0
	2010	$0.901216	$0.887315	36
	2009	$0.786757	$0.901216	36
	2008	$0.997549	$0.786757	79
	2007	$1.000000	$0.997549	0

34

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Precious Metals	2013	$0.913080	$0.555207	0.000
Subaccount Inception Date September 6, 2007	2012	$1.090543	$0.913080	0
	2011	$1.377554	$1.090543	0
	2010	$1.057536	$1.377554	0
	2009	$0.797500	$1.057536	0
	2008	$1.175514	$0.797500	0
	2007	$1.000000	$1.175514	0
ProFund VP Short Emerging Markets	2013	$0.395535	$0.386696	0.000
Subaccount Inception Date September 6, 2007	2012	$0.464248	$0.395535	0
	2011	$0.428102	$0.464248	0
	2010	$0.535530	$0.428102	0
	2009	$1.065671	$0.535530	0
	2008	$0.822499	$1.065671	0
	2007	$1.000000	$0.822499	0
ProFund VP Short International	2013	$0.592259	$0.458439	0.000
Subaccount Inception Date September 6, 2007	2012	$0.757070	$0.592259	0
	2011	$0.758861	$0.757070	0
	2010	$0.907848	$0.758861	0
	2009	$1.328881	$0.907848	0
	2008	$0.981118	$1.328881	0
	2007	$1.000000	$0.981118	0
ProFund VP Short NASDAQ-100	2013	$0.441942	$0.305724	0.000
Subaccount Inception Date September 6, 2007	2012	$0.555457	$0.441942	0
	2011	$0.633151	$0.555457	0
	2010	$0.819830	$0.633151	0
	2009	$1.409954	$0.819830	0
	2008	$0.971166	$1.409954	0
	2007	$1.000000	$0.971166	0
ProFund VP Short Small-Cap	2013	$0.428309	$0.288543	0.000
Subaccount Inception Date June 21, 2007	2012	$0.539432	$0.428309	0
	2011	$0.605498	$0.539432	0
	2010	$0.869638	$0.605498	0
	2009	$1.312317	$0.869638	0
	2008	$1.079364	$1.312317	0
	2007	$1.000000	$1.079364	0
ProFund VP Small-Cap	2013	$0.897622	$1.206659	0.000
Subaccount Inception Date June 21, 2007	2012	$0.798362	$0.897622	0
	2011	$0.863538	$0.798362	0
	2010	$0.706177	$0.863538	666
	2009	$0.571629	$0.706177	668
	2008	$0.903138	$0.571629	987
	2007	$1.000000	$0.903138	989
ProFund VP Small-Cap Value	2013	$0.937494	$1.264775	0.000
Subaccount Inception Date September 6, 2007	2012	$0.823730	$0.937494	0
	2011	$0.876543	$0.823730	0
	2010	$0.732579	$0.876543	132
	2009	$0.620920	$0.732579	132
	2008	$0.914224	$0.620920	146
	2007	$1.000000	$0.914224	0

35

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Telecommunications	2013	$0.831226	$0.912837	0.000
Subaccount Inception Date September 6, 2007	2012	$0.728081	$0.831226	0
	2011	$0.729355	$0.728081	0
	2010	$0.643376	$0.729355	0
	2009	$0.611777	$0.643376	0
	2008	$0.952078	$0.611777	0
	2007	$1.000000	$0.952078	0
ProFund VP UltraSmall-Cap	2013	$0.591108	$1.081215	0.000
Subaccount Inception Date September 6, 2007	2012	$0.465799	$0.591108	0
	2011	$0.585642	$0.465799	0
	2010	$0.402615	$0.585642	0
	2009	$0.293108	$0.402615	0
	2008	$0.884735	$0.293108	0
	2007	$1.000000	$0.884735	0
ProFund VP U.S. Government Plus	2013	$1.570704	$1.244991	0.000
Subaccount Inception Date September 6, 2007	2012	$1.587604	$1.570704	0
	2011	$1.128814	$1.587604	0
	2010	$1.046129	$1.128814	445
	2009	$1.584413	$1.046129	445
	2008	$1.079696	$1.584413	318
	2007	$1.000000	$1.079696	0
ProFund VP Utilities	2013	$0.926852	$1.029156	0.000
Subaccount Inception Date September 6, 2007	2012	$0.944617	$0.926852	0
	2011	$0.820310	$0.944617	0
	2010	$0.790105	$0.820310	39
	2009	$0.728126	$0.790105	39
	2008	$1.072266	$0.728126	76
	2007	$1.000000	$1.072266	0
TA Aegon High Yield Bond - Service Class	2013	$1.541578	$1.606206	0.000
Subaccount Inception Date January 12, 2004	2012	$1.343588	$1.541578	0
	2011	$1.311560	$1.343588	0
	2010	$1.193235	$1.311560	0
	2009	$0.829163	$1.193235	0
	2008	$1.135311	$0.829163	0
	2007	$1.139030	$1.135311	7,385
	2006	$1.050770	$1.139030	13,943
	2005	$1.056377	$1.050770	14,120
	2004	$1.000000	$1.056377	2,120
TA Aegon Money Market - Service Class	2013	$0.963809	$0.944497	0.000
Subaccount Inception Date January 12, 2004	2012	$0.983628	$0.963809	0
	2011	$1.003692	$0.983628	0
	2010	$1.024222	$1.003692	0
	2009	$1.045089	$1.024222	10,150
	2008	$1.043986	$1.045089	10,179
	2007	$1.017024	$1.043986	4,080
	2006	$0.993403	$1.017024	0
	2005	$0.987757	$0.993403	426
	2004	$1.000000	$0.987757	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.016011	$1.106265	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.016011	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.051397	$1.103132	0.000
Subaccount Inception Date December 9, 2011	2012	$1.004924	$1.051397	0
	2011	$0.000000	$1.004924	0

36

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.074298	$1.226491	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988192	$1.074298	0
	2011	$0.000000	$0.988192	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.239638	$1.184527	0.000
Subaccount Inception Date January 12, 2004	2012	$1.206498	$1.239638	0
	2011	$1.147556	$1.206498	0
	2010	$1.123622	$1.147556	0
	2009	$1.100461	$1.123622	0
	2008	$1.045558	$1.100461	0
	2007	$1.008786	$1.045558	0
	2006	$0.998859	$1.008786	0
	2005	$0.999483	$0.998859	0
	2004	$1.000000	$0.999483	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.193567	$1.250139	0.000
Subaccount Inception Date January 12, 2004	2012	$1.151426	$1.193567	0
	2011	$1.155729	$1.151426	0
	2010	$1.080539	$1.155729	0
	2009	$0.840699	$1.080539	0
	2008	$1.361894	$0.840699	0
	2007	$1.175062	$1.361894	0
	2006	$1.083661	$1.175062	0
	2005	$1.067988	$1.083661	0
	2004	$1.000000	$1.067988	0
TA Asset Allocation - Conservative - Service Class	2013	$1.269876	$1.357495	0.000
Subaccount Inception Date January 12, 2004	2012	$1.209043	$1.269876	0
	2011	$1.205351	$1.209043	0
	2010	$1.131540	$1.205351	0
	2009	$0.924489	$1.131540	0
	2008	$1.200429	$0.924489	54,326
	2007	$1.154214	$1.200429	112,801
	2006	$1.079149	$1.154214	121,477
	2005	$1.048678	$1.079149	147,027
	2004	$1.000000	$1.048678	71,030
TA Asset Allocation - Growth - Service Class	2013	$1.218268	$1.508837	0.000
Subaccount Inception Date January 12, 2004	2012	$1.106300	$1.218268	0
	2011	$1.197122	$1.106300	0
	2010	$1.065562	$1.197122	0
	2009	$0.839419	$1.065562	0
	2008	$1.422063	$0.839419	0
	2007	$1.349685	$1.422063	0
	2006	$1.194739	$1.349685	0
	2005	$1.089276	$1.194739	0
	2004	$1.000000	$1.089276	0
TA Asset Allocation - Moderate - Service Class	2013	$1.305998	$1.449116	0.000
Subaccount Inception Date January 12, 2004	2012	$1.221615	$1.305998	0
	2011	$1.242969	$1.221615	0
	2010	$1.151689	$1.242969	0
	2009	$0.931312	$1.151689	0
	2008	$1.287820	$0.931312	0
	2007	$1.220004	$1.287820	5,327
	2006	$1.119423	$1.220004	25,862
	2005	$1.066293	$1.119423	24,824
	2004	$1.000000	$1.066293	8,737

37

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.284382	$1.498254	0.000
Subaccount Inception Date January 12, 2004	2012	$1.187651	$1.284382	0
	2011	$1.240171	$1.187651	0
	2010	$1.125926	$1.240171	0
	2009	$0.898567	$1.125926	0
	2008	$1.367178	$0.898567	0
	2007	$1.297300	$1.367178	0
	2006	$1.165965	$1.297300	0
	2005	$1.084524	$1.165965	0
	2004	$1.000000	$1.084524	0
TA Barrow Hanley Dividend Focused - Service Class(3)	2013	$1.287646	$1.639404	0.000
Subaccount Inception Date January 12, 2004	2012	$1.178959	$1.287646	0
	2011	$1.174226	$1.178959	0
	2010	$1.087864	$1.174226	0
	2009	$0.976283	$1.087864	2,718
	2008	$1.511143	$0.976283	1,893
	2007	$1.478017	$1.511143	1,168
	2006	$1.293290	$1.478017	513
	2005	$1.140335	$1.293290	0
	2004	$1.000000	$1.140335	0
TA Clarion Global Real Estate Securities - Service Class	2013	$1.723955	$1.751966	0.000
Subaccount Inception Date January 12, 2004	2012	$1.407820	$1.723955	0
	2011	$1.528478	$1.407820	0
	2010	$1.352815	$1.528478	126
	2009	$1.037975	$1.352815	126
	2008	$1.842244	$1.037975	187
	2007	$2.019738	$1.842244	685
	2006	$1.452288	$2.019738	693
	2005	$1.309380	$1.452288	0
	2004	$1.000000	$1.309380	0
TA Hanlon Income - Service Class(3)	2013	$1.006240	$1.014977	0.000
Subaccount Inception Date November 19, 2009	2012	$0.992558	$1.006240	0
	2011	$0.984041	$0.992558	0
	2010	$1.003042	$0.984041	0
	2009	$0.999944	$1.003042	0
TA International Moderate Growth - Service Class	2013	$0.931412	$1.026472	0.000
Subaccount Inception Date May 1, 2006	2012	$0.845113	$0.931412	0
	2011	$0.932693	$0.845113	0
	2010	$0.863371	$0.932693	0
	2009	$0.681270	$0.863371	0
	2008	$1.091801	$0.681270	0
	2007	$1.027079	$1.091801	0
	2006	$1.000000	$1.027079	0
TA Janus Balanced - Service Class	2013	$0.958953	$1.118415	0.000
Subaccount Inception Date November 19, 2009	2012	$0.869964	$0.958953	0
	2011	$0.995378	$0.869964	0
	2010	$0.985214	$0.995378	0
	2009	$0.986560	$0.985214	0
TA Jennison Growth - Service Class	2013	$1.150374	$1.547739	0.000
Subaccount Inception Date April 29, 2010	2012	$1.017306	$1.150374	0
	2011	$1.046192	$1.017306	0
	2010	$1.000000	$1.046192	2,459

38

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Core Bond - Service Class	2013	$1.356035	$1.300495	0.000
Subaccount Inception Date January 12, 2004	2012	$1.321166	$1.356035	0
	2011	$1.257147	$1.321166	0
	2010	$1.187949	$1.257147	0
	2009	$1.108317	$1.187949	0
	2008	$1.074666	$1.108317	0
	2007	$1.028770	$1.074666	5,320
	2006	$1.013025	$1.028770	5,903
	2005	$1.012796	$1.013025	6,027
	2004	$1.000000	$1.012796	27,931
TA JPMorgan Enhanced Index - Service Class	2013	$1.217807	$1.576825	0.000
Subaccount Inception Date January 12, 2004	2012	$1.070596	$1.217807	0
	2011	$1.087343	$1.070596	0
	2010	$0.966115	$1.087343	1,208
	2009	$0.762415	$0.966115	1,211
	2008	$1.245403	$0.762415	1,791
	2007	$1.218647	$1.245403	1,522
	2006	$1.081699	$1.218647	0
	2005	$1.069610	$1.081699	0
	2004	$1.000000	$1.069610	0
TA JPMorgan Tactical Allocation - Service Class	2013	$1.040093	$1.073120	0.000
Subaccount Inception Date January 12, 2004	2012	$0.987752	$1.040093	0
	2011	$0.974380	$0.987752	0
	2010	$0.998525	$0.974380	0
	2009	$0.980341	$0.998525	0
	2008	$1.049280	$0.980341	1,925
	2007	$1.078434	$1.049280	11,955
	2006	$1.073936	$1.078434	12,627
	2005	$1.046457	$1.073936	10,579
	2004	$1.000000	$1.046457	0
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.005271	$1.077432	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.005271	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.000348	$1.133250	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.000348	0
TA Market Participation Strategy - Service Class	2013	$0.988214	$1.106791	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.988214	0
TA MFS International Equity - Service Class	2013	$0.930970	$1.074364	0.000
Subaccount Inception Date May 1, 2007	2012	$0.779618	$0.930970	0
	2011	$0.886119	$0.779618	0
	2010	$0.819790	$0.886119	3,049
	2009	$0.632646	$0.819790	3,056
	2008	$1.001680	$0.632646	4,520
	2007	$1.000000	$1.001680	3,860
TA Morgan Stanley Capital Growth - Service Class	2013	$1.201692	$1.741444	0.000
Subaccount Inception Date January 12, 2004	2012	$1.064594	$1.201692	0
	2011	$1.155579	$1.064594	0
	2010	$0.927916	$1.155579	0
	2009	$0.742314	$0.927916	0
	2008	$1.193815	$0.742314	0
	2007	$1.209182	$1.193815	0
	2006	$1.043099	$1.209182	0
	2005	$1.025396	$1.043099	0
	2004	$1.000000	$1.025396	0

39

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.445045	$1.965840	0.000
Subaccount Inception Date January 12, 2004	2012	$1.355848	$1.445045	0
	2011	$1.486420	$1.355848	0
	2010	$1.135553	$1.486420	1227
	2009	$0.723723	$1.135553	1,230
	2008	$1.379060	$0.723723	1,779
	2007	$1.151419	$1.379060	3,557
	2006	$1.072137	$1.151419	2,393
	2005	$1.019505	$1.072137	0
	2004	$1.000000	$1.019505	0
TA Multi-Managed Balanced - Service Class	2013	$1.485846	$1.714509	0.000
Subaccount Inception Date January 12, 2004	2012	$1.349208	$1.485846	0
	2011	$1.327020	$1.349208	0
	2010	$1.093131	$1.327020	0
	2009	$0.885782	$1.093131	0
	2008	$1.340760	$0.885782	1,944
	2007	$1.206946	$1.340760	9,134
	2006	$1.132620	$1.206946	9,894
	2005	$1.072252	$1.132620	10,342
	2004	$1.000000	$1.072252	0
TA PIMCO Tactical - Balanced - Service Class	2013	$0.903720	$0.990479	0.000
Subaccount Inception Date November 19, 2009	2012	$0.913367	$0.903720	0
	2011	$0.964928	$0.913367	0
	2010	$1.020020	$0.964928	0
	2009	$0.998147	$1.020020	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.884088	$0.936977	0.000
Subaccount Inception Date November 19, 2009	2012	$0.888751	$0.884088	0
	2011	$0.980047	$0.888751	0
	2010	$1.021771	$0.980047	0
	2009	$0.997254	$1.021771	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.848611	$0.971311	0.000
Subaccount Inception Date November 19, 2009	2012	$0.860159	$0.848611	0
	2011	$0.993124	$0.860159	0
	2010	$1.020687	$0.993124	0
	2009	$0.996386	$1.020687	0
TA PIMCO Total Return - Service Class	2013	$1.353286	$1.289420	0.000
Subaccount Inception Date January 12, 2004	2012	$1.286932	$1.353286	0
	2011	$1.239507	$1.286932	0
	2010	$1.182878	$1.239507	2,036
	2009	$1.042864	$1.182878	2,040
	2008	$1.098060	$1.042864	3,018
	2007	$1.030016	$1.098060	1,827
	2006	$1.011643	$1.030016	0
	2005	$1.011757	$1.011643	0
	2004	$1.000000	$1.011757	0

40

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.05%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Systematic Small Mid Cap Value - Service Class	2013	$1.950865	$2.600608	0.000
Subaccount Inception Date May 1, 2004	2012	$1.715815	$1.950865	0
	2011	$1.802444	$1.715815	0
	2010	$1.414341	$1.802444	0
	2009	$1.010034	$1.414341	0
	2008	$1.748688	$1.010034	0
	2007	$1.434761	$1.748688	0
	2006	$1.242702	$1.434761	0
	2005	$1.119635	$1.242702	0
	2004	$1.000000	$1.119635	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.523563	$2.145374	0.000
Subaccount Inception Date January 12, 2004	2012	$1.347307	$1.523563	0
	2011	$1.354376	$1.347307	0
	2010	$1.030967	$1.354376	1,240
	2009	$0.760570	$1.030967	1,242
	2008	$1.220582	$0.760570	1,838
	2007	$1.140025	$1.220582	1,558
	2006	$1.125749	$1.140025	0
	2005	$1.040562	$1.125749	0
	2004	$1.000000	$1.040562	0
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.233988	$1.536562	0.000
Subaccount Inception Date November 19, 2009	2012	$1.080415	$1.233988	0
	2011	$1.147503	$1.080415	0
	2010	$1.023555	$1.147503	0
	2009	$0.999944	$1.023555	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.065864	$1.163861	0.000
Subaccount Inception Date May 1, 2008	2012	$1.003566	$1.065864	0
	2011	$1.009293	$1.003566	0
	2010	$0.930482	$1.009293	0
	2009	$0.814860	$0.930482	0
	2008	$1.000000	$0.814860	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.129832	$1.189834	0.000
Subaccount Inception Date November 19, 2009	2012	$1.081544	$1.129832	0
	2011	$1.069707	$1.081544	0
	2010	$0.997612	$1.069707	0
	2009	$0.999944	$0.997612	0
TA Vanguard ETF - Growth - Service Class	2013	$1.017919	$1.184799	0.000
Subaccount Inception Date May 1, 2008	2012	$0.931286	$1.017919	0
	2011	$0.961242	$0.931286	0
	2010	$0.868056	$0.961242	0
	2009	$0.719152	$0.868056	0
	2008	$1.000000	$0.719152	0
TA WMC Diversified Growth - Service Class	2013	$1.235868	$1.600185	0.000
Subaccount Inception Date January 12, 2004	2012	$1.117585	$1.235868	0
	2011	$1.187100	$1.117585	0
	2010	$1.031162	$1.187100	268
	2009	$0.816389	$1.031162	269
	2008	$1.547984	$0.816389	292
	2007	$1.361456	$1.547984	6,715
	2006	$1.281830	$1.361456	19,283
	2005	$1.124911	$1.281830	19,702
	2004	$1.000000	$1.124911	5,404

41

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.417291	$1.528703	0.000
Subaccount Inception Date September 6, 2007	2012	$1.266839	$1.417291	0
	2011	$1.257606	$1.266839	0
	2010	$1.102258	$1.257606	0
	2009	$0.961662	$1.102258	0
	2008	$1.028733	$0.961662	0
	2007	$1.000000	$1.028733	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.399856	$1.592625	0.000
Subaccount Inception Date November 10, 2008	2012	$1.262014	$1.399856	0
	2011	$1.330376	$1.262014	0
	2010	$1.232706	$1.330376	0
	2009	$1.012300	$1.232706	0
	2008	$1.000000	$1.012300	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.239253	$1.602654	0.000
Subaccount Inception Date January 12, 2004	2012	$1.093275	$1.239253	0
	2011	$1.095549	$1.093275	0
	2010	$0.973983	$1.095549	0
	2009	$0.786585	$0.973983	5,093
	2008	$1.276857	$0.786585	0
	2007	$1.238373	$1.276857	0
	2006	$1.094162	$1.238373	0
	2005	$1.067366	$1.094162	680
	2004	$1.000000	$1.067366	331
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.475758	$1.786825	0.000
Subaccount Inception Date November 10, 2008	2012	$1.309051	$1.475758	0
	2011	$1.359873	$1.309051	0
	2010	$1.260066	$1.359873	0
	2009	$0.989628	$1.260066	0
	2008	$1.000000	$0.989628	0
ProFund VP Asia 30	2013	$0.769368	$0.867215	0.000
Subaccount Inception Date September 6, 2007	2012	$0.679647	$0.769368	0
	2011	$0.949580	$0.679647	0
	2010	$0.850303	$0.949580	37,770
	2009	$0.562460	$0.850303	168,605
	2008	$1.166737	$0.562460	171,889
	2007	$1.000000	$1.166737	55,208
ProFund VP Basic Materials	2013	$0.935566	$1.086282	0.000
Subaccount Inception Date September 6, 2007	2012	$0.879721	$0.935566	0
	2011	$1.070141	$0.879721	27,056
	2010	$0.841597	$1.070141	47,102
	2009	$0.528674	$0.841597	50,943
	2008	$1.110218	$0.528674	65,874
	2007	$1.000000	$1.110218	16,389
ProFund VP Bull	2013	$0.858879	$1.092611	0.000
Subaccount Inception Date June 21, 2007	2012	$0.769297	$0.858879	0
	2011	$0.784648	$0.769297	0
	2010	$0.710914	$0.784648	0
	2009	$0.583166	$0.710914	12,618
	2008	$0.954385	$0.583166	0
	2007	$1.000000	$0.954385	0

42

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Consumer Services	2013	$1.161272	$1.592430	0.000
Subaccount Inception Date September 6, 2007	2012	$0.970193	$1.161272	0
	2011	$0.937986	$0.970193	0
	2010	$0.788156	$0.937986	0
	2009	$0.614592	$0.788156	0
	2008	$0.913681	$0.614592	0
	2007	$1.000000	$0.913681	0
ProFund VP Emerging Markets	2013	$0.789332	$0.724147	0.000
Subaccount Inception Date September 6, 2007	2012	$0.755566	$0.789332	0
	2011	$0.959772	$0.755566	0
	2010	$0.891843	$0.959772	18,778
	2009	$0.560291	$0.891843	21,891
	2008	$1.145242	$0.560291	535
	2007	$1.000000	$1.145242	0
ProFund VP Europe 30	2013	$0.751453	$0.896118	0.000
Subaccount Inception Date September 6, 2007	2012	$0.657452	$0.751453	0
	2011	$0.735975	$0.657452	0
	2010	$0.731424	$0.735975	0
	2009	$0.563936	$0.731424	2,406
	2008	$1.027353	$0.563936	2,227
	2007	$1.000000	$1.027353	16,502
ProFund VP Falling US Dollar	2013	$0.881481	$0.846813	0.000
Subaccount Inception Date September 6, 2007	2012	$0.906186	$0.881481	0
	2011	$0.950140	$0.906186	0
	2010	$0.994893	$0.950140	0
	2009	$0.982228	$0.994893	0
	2008	$1.055947	$0.982228	4,630
	2007	$1.000000	$1.055947	0
ProFund VP Financials	2013	$0.529634	$0.685815	0.000
Subaccount Inception Date September 6, 2007	2012	$0.433164	$0.529634	0
	2011	$0.512744	$0.433164	0
	2010	$0.471462	$0.512744	0
	2009	$0.418135	$0.471462	0
	2008	$0.862468	$0.418135	0
	2007	$1.000000	$0.862468	0
ProFund VP International	2013	$0.677505	$0.793699	0.000
Subaccount Inception Date September 6, 2007	2012	$0.596144	$0.677505	0
	2011	$0.709834	$0.596144	0
	2010	$0.671615	$0.709834	0
	2009	$0.549604	$0.671615	7,343
	2008	$1.008395	$0.549604	0
	2007	$1.000000	$1.008395	0
ProFund VP Japan	2013	$0.503989	$0.732456	0.000
Subaccount Inception Date September 6, 2007	2012	$0.418161	$0.503989	0
	2011	$0.523585	$0.418161	0
	2010	$0.571391	$0.523585	0
	2009	$0.528240	$0.571391	0
	2008	$0.910895	$0.528240	0
	2007	$1.000000	$0.910895	0

43

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Mid-Cap	2013	$0.991625	$1.271541	0.000
Subaccount Inception Date September 6, 2007	2012	$0.875498	$0.991625	0
	2011	$0.931957	$0.875498	0
	2010	$0.766300	$0.931957	0
	2009	$0.588234	$0.766300	0
	2008	$0.973615	$0.588234	0
	2007	$1.000000	$0.973615	0
ProFund VP Money Market	2013	$0.921520	$0.903629	0.000
Subaccount Inception Date June 21, 2007	2012	$0.939867	$0.921520	0
	2011	$0.958425	$0.939867	0
	2010	$0.977409	$0.958425	0
	2009	$0.996643	$0.977409	9,916
	2008	$1.008173	$0.996643	21,235
	2007	$1.000000	$1.008173	10,915
ProFund VP NASDAQ-100	2013	$1.169814	$1.539977	0.000
Subaccount Inception Date June 21, 2007	2012	$1.026676	$1.169814	0
	2011	$1.032149	$1.026676	0
	2010	$0.890338	$1.032149	0
	2009	$0.597432	$0.890338	0
	2008	$1.059575	$0.597432	0
	2007	$1.000000	$1.059575	0
ProFund VP Oil & Gas	2013	$0.889797	$1.082340	0.000
Subaccount Inception Date September 6, 2007	2012	$0.882129	$0.889797	28,008
	2011	$0.879971	$0.882129	28,035
	2010	$0.762182	$0.879971	42,255
	2009	$0.673103	$0.762182	43,218
	2008	$1.089007	$0.673103	56,790
	2007	$1.000000	$1.089007	6,503
ProFund VP Pharmaceuticals	2013	$1.109598	$1.431900	0.000
Subaccount Inception Date September 6, 2007	2012	$1.011940	$1.109598	0
	2011	$0.888759	$1.011940	0
	2010	$0.902241	$0.888759	0
	2009	$0.787269	$0.902241	0
	2008	$0.997702	$0.787269	3,277
	2007	$1.000000	$0.997702	0
ProFund VP Precious Metals	2013	$0.915473	$0.556938	0.000
Subaccount Inception Date September 6, 2007	2012	$1.092866	$0.915473	22,551
	2011	$1.379824	$1.092866	31,672
	2010	$1.058760	$1.379824	42,355
	2009	$0.798027	$1.058760	42,970
	2008	$1.175702	$0.798027	74,522
	2007	$1.000000	$1.175702	7,347
ProFund VP Short Emerging Markets	2013	$0.396587	$0.387912	0.000
Subaccount Inception Date September 6, 2007	2012	$0.465248	$0.396587	0
	2011	$0.428807	$0.465248	0
	2010	$0.536152	$0.428807	0
	2009	$1.066376	$0.536152	0
	2008	$0.822633	$1.066376	0
	2007	$1.000000	$0.822633	0

44

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short International	2013	$0.593800	$0.459858	0.000
Subaccount Inception Date September 6, 2007	2012	$0.758661	$0.593800	0
	2011	$0.760087	$0.758661	0
	2010	$0.908875	$0.760087	0
	2009	$1.329730	$0.908875	0
	2008	$0.981274	$1.329730	0
	2007	$1.000000	$0.981274	0
ProFund VP Short NASDAQ-100	2013	$0.443095	$0.306671	0.000
Subaccount Inception Date September 6, 2007	2012	$0.556640	$0.443095	0
	2011	$0.634194	$0.556640	0
	2010	$0.820778	$0.634194	0
	2009	$1.410886	$0.820778	0
	2008	$0.971327	$1.410886	0
	2007	$1.000000	$0.971327	0
ProFund VP Short Small-Cap	2013	$0.429480	$0.289467	0.000
Subaccount Inception Date June 21, 2007	2012	$0.540638	$0.429480	0
	2011	$0.606558	$0.540638	9,793
	2010	$0.870731	$0.606558	13,816
	2009	$1.313313	$0.870731	13,902
	2008	$1.079647	$1.313313	30,774
	2007	$1.000000	$1.079647	0
ProFund VP Small-Cap	2013	$0.900037	$1.210502	0.000
Subaccount Inception Date June 21, 2007	2012	$0.800124	$0.900037	0
	2011	$0.865023	$0.800124	0
	2010	$0.707047	$0.865023	0
	2009	$0.572058	$0.707047	0
	2008	$0.903369	$0.572058	0
	2007	$1.000000	$0.903369	0
ProFund VP Small-Cap Value	2013	$0.939942	$1.268702	0.000
Subaccount Inception Date September 6, 2007	2012	$0.825467	$0.939942	0
	2011	$0.877970	$0.825467	0
	2010	$0.733419	$0.877970	0
	2009	$0.621319	$0.733419	0
	2008	$0.914364	$0.621319	0
	2007	$1.000000	$0.914364	0
ProFund VP Telecommunications	2013	$0.833374	$0.915640	0.000
Subaccount Inception Date September 6, 2007	2012	$0.729610	$0.833374	0
	2011	$0.730533	$0.729610	0
	2010	$0.644104	$0.730533	0
	2009	$0.612179	$0.644104	0
	2008	$0.952230	$0.612179	0
	2007	$1.000000	$0.952230	0
ProFund VP UltraSmall-Cap	2013	$0.592666	$1.084609	0.000
Subaccount Inception Date September 6, 2007	2012	$0.466795	$0.592666	35,617
	2011	$0.586601	$0.466795	0
	2010	$0.403075	$0.586601	0
	2009	$0.293302	$0.403075	0
	2008	$0.884874	$0.293302	0
	2007	$1.000000	$0.884874	0

45

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP U.S. Government Plus	2013	$1.574827	$1.248877	0.000
Subaccount Inception Date September 6, 2007	2012	$1.590999	$1.574827	0
	2011	$1.130670	$1.590999	0
	2010	$1.047333	$1.130670	3,681
	2009	$1.585445	$1.047333	3,707
	2008	$1.079868	$1.585445	204,955
	2007	$1.000000	$1.079868	20,444
ProFund VP Utilities	2013	$0.929244	$1.032308	0.000
Subaccount Inception Date September 6, 2007	2012	$0.946587	$0.929244	0
	2011	$0.821623	$0.946587	0
	2010	$0.790991	$0.821623	0
	2009	$0.728593	$0.790991	0
	2008	$1.072437	$0.728593	0
	2007	$1.000000	$1.072437	15,653
TA Aegon High Yield Bond - Service Class	2013	$1.548405	$1.614113	0.000
Subaccount Inception Date January 12, 2004	2012	$1.348871	$1.548405	0
	2011	$1.316065	$1.348871	0
	2010	$1.196746	$1.316065	0
	2009	$0.831193	$1.196746	0
	2008	$1.137541	$0.831193	0
	2007	$1.140706	$1.137541	16,550
	2006	$1.051782	$1.140706	31,943
	2005	$1.056876	$1.051782	18,236
	2004	$1.000000	$1.056876	9,551
TA Aegon Money Market - Service Class	2013	$0.968071	$0.949134	0.000
Subaccount Inception Date January 12, 2004	2012	$0.987490	$0.968071	0
	2011	$1.007132	$0.987490	0
	2010	$1.027232	$1.007132	0
	2009	$1.047645	$1.027232	158
	2008	$1.046024	$1.047645	119,387
	2007	$1.018510	$1.046024	42,709
	2006	$0.994370	$1.018510	18,419
	2005	$0.988233	$0.994370	23,736
	2004	$1.000000	$0.988233	14,013
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.016339	$1.107156	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.016339	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.051939	$1.104228	0.000
Subaccount Inception Date December 9, 2011	2012	$1.004951	$1.051939	0
	2011	$0.000000	$1.004951	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.074864	$1.227736	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988220	$1.074864	0
	2011	$0.000000	$0.988220	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.245116	$1.190347	0.000
Subaccount Inception Date January 12, 2004	2012	$1.211227	$1.245116	0
	2011	$1.151488	$1.211227	0
	2010	$1.126923	$1.151488	0
	2009	$1.103156	$1.126923	8,535
	2008	$1.047598	$1.103156	63,982
	2007	$1.010253	$1.047598	0
	2006	$0.999817	$1.010253	0
	2005	$0.999949	$0.999817	0
	2004	$1.000000	$0.999949	59,762

46

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.245116	$1.190347	0.000
Subaccount Inception Date January 12, 2004	2012	$1.211227	$1.245116	0
	2011	$1.151488	$1.211227	2,134
	2010	$1.126923	$1.151488	34,959
	2009	$1.103156	$1.126923	125,643
	2008	$1.047598	$1.103156	550,792
	2007	$1.010253	$1.047598	93,802
	2006	$0.999817	$1.010253	0
	2005	$0.999949	$0.999817	0
	2004	$1.000000	$0.999949	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.198839	$1.256270	0.000
Subaccount Inception Date January 12, 2004	2012	$1.155943	$1.198839	0
	2011	$1.159699	$1.155943	0
	2010	$1.083710	$1.159699	0
	2009	$0.842744	$1.083710	0
	2008	$1.364516	$0.842744	0
	2007	$1.176750	$1.364516	0
	2006	$1.084688	$1.176750	0
	2005	$1.068486	$1.084688	0
	2004	$1.000000	$1.068486	29,726
TA Asset Allocation - Conservative - Service Class	2013	$1.275420	$1.364088	0.000
Subaccount Inception Date January 12, 2004	2012	$1.213728	$1.275420	0
	2011	$1.209436	$1.213728	11,278
	2010	$1.134820	$1.209436	110,009
	2009	$0.926717	$1.134820	117,506
	2008	$1.202743	$0.926717	445,570
	2007	$1.155877	$1.202743	1,437,096
	2006	$1.080171	$1.155877	713,187
	2005	$1.049174	$1.080171	726,584
	2004	$1.000000	$1.049174	647,802
TA Asset Allocation - Growth - Service Class	2013	$1.223651	$1.516240	0.000
Subaccount Inception Date January 12, 2004	2012	$1.110635	$1.223651	0
	2011	$1.201222	$1.110635	0
	2010	$1.068687	$1.201222	727
	2009	$0.841469	$1.068687	8,273
	2008	$1.424830	$0.841469	37,857
	2007	$1.351644	$1.424830	267,531
	2006	$1.195887	$1.351644	252,328
	2005	$1.089791	$1.195887	619,199
	2004	$1.000000	$1.089791	536,798
TA Asset Allocation - Moderate - Service Class	2013	$1.311755	$1.456221	0.000
Subaccount Inception Date January 12, 2004	2012	$1.226391	$1.311755	4,903
	2011	$1.247222	$1.226391	125,027
	2010	$1.155069	$1.247222	148,972
	2009	$0.933589	$1.155069	330,433
	2008	$1.290333	$0.933589	516,228
	2007	$1.221786	$1.290333	1,075,960
	2006	$1.120515	$1.221786	1,675,265
	2005	$1.066800	$1.120515	1,024,971
	2004	$1.000000	$1.066800	183,584

47

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.290018	$1.505572	0.000
Subaccount Inception Date January 12, 2004	2012	$1.192278	$1.290018	9,899
	2011	$1.244410	$1.192278	224,482
	2010	$1.129221	$1.244410	244,975
	2009	$0.900761	$1.129221	532,340
	2008	$1.369841	$0.900761	522,014
	2007	$1.299188	$1.369841	551,331
	2006	$1.167086	$1.299188	491,269
	2005	$1.085037	$1.167086	381,743
	2004	$1.000000	$1.085037	298,129
TA Barrow Hanley Dividend Focused - Service Class(3)	2013	$1.293346	$1.647462	0.000
Subaccount Inception Date January 12, 2004	2012	$1.183594	$1.293346	0
	2011	$1.178259	$1.183594	0
	2010	$1.091064	$1.178259	0
	2009	$0.978674	$1.091064	4,970
	2008	$1.514094	$0.978674	8,963
	2007	$1.480176	$1.514094	97,508
	2006	$1.294543	$1.480176	73,413
	2005	$1.140878	$1.294543	63,836
	2004	$1.000000	$1.140878	30,731
TA Clarion Global Real Estate Securities - Service Class	2013	$1.731568	$1.760561	0.000
Subaccount Inception Date January 12, 2004	2012	$1.413344	$1.731568	0
	2011	$1.533726	$1.413344	0
	2010	$1.356798	$1.533726	0
	2009	$1.040513	$1.356798	5,376
	2008	$1.845857	$1.040513	8,475
	2007	$2.022707	$1.845857	234,562
	2006	$1.453710	$2.022707	146,951
	2005	$1.310008	$1.453710	135,130
	2004	$1.000000	$1.310008	183,330
TA Hanlon Income - Service Class(3)	2013	$1.007808	$1.017047	0.000
Subaccount Inception Date November 19, 2009	2012	$0.993605	$1.007808	0
	2011	$0.984590	$0.993605	0
	2010	$1.003102	$0.984590	0
	2009	$0.999946	$1.003102	0
TA International Moderate Growth - Service Class	2013	$0.934481	$1.030359	0.000
Subaccount Inception Date May 1, 2006	2012	$0.847472	$0.934481	743
	2011	$0.934834	$0.847472	314,079
	2010	$0.864938	$0.934834	411,954
	2009	$0.682168	$0.864938	439,087
	2008	$1.092699	$0.682168	385,323
	2007	$1.027415	$1.092699	18,081
	2006	$1.000000	$1.027415	1,182
TA Janus Balanced - Service Class	2013	$0.960410	$1.120658	0.000
Subaccount Inception Date November 19, 2009	2012	$0.870855	$0.960410	0
	2011	$0.995916	$0.870855	0
	2010	$0.985270	$0.995916	0
	2009	$0.986561	$0.985270	0
TA Jennison Growth - Service Class	2013	$1.151887	$1.550529	0.000
Subaccount Inception Date April 29, 2010	2012	$1.018144	$1.151887	0
	2011	$1.046533	$1.018144	0
	2010	$1.000000	$1.046533	8,790

48

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Core Bond - Service Class	2013	$1.362028	$1.306881	0.000
Subaccount Inception Date January 12, 2004	2012	$1.326351	$1.362028	0
	2011	$1.261466	$1.326351	0
	2010	$1.191444	$1.261466	0
	2009	$1.111024	$1.191444	154
	2008	$1.076747	$1.111024	3,599
	2007	$1.030261	$1.076747	284,813
	2006	$1.013996	$1.030261	263,905
	2005	$1.013271	$1.013996	261,572
	2004	$1.000000	$1.013271	57,759
TA JPMorgan Enhanced Index - Service Class	2013	$1.223200	$1.584584	0.000
Subaccount Inception Date January 12, 2004	2012	$1.074798	$1.223200	0
	2011	$1.091080	$1.074798	0
	2010	$0.968964	$1.091080	0
	2009	$0.764289	$0.968964	0
	2008	$1.247845	$0.764289	0
	2007	$1.220435	$1.247845	3,027
	2006	$1.082754	$1.220435	3,198
	2005	$1.070117	$1.082754	3,267
	2004	$1.000000	$1.070117	3,376
TA JPMorgan Tactical Allocation - Service Class	2013	$1.044709	$1.078415	0.000
Subaccount Inception Date January 12, 2004	2012	$0.991648	$1.044709	0
	2011	$0.977747	$0.991648	0
	2010	$1.001484	$0.977747	0
	2009	$0.982755	$1.001484	0
	2008	$1.051345	$0.982755	21,839
	2007	$1.080015	$1.051345	221,108
	2006	$1.074992	$1.080015	230,203
	2005	$1.046966	$1.074992	252,344
	2004	$1.000000	$1.046966	194,139
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.005607	$1.078303	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.005607	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.000675	$1.134178	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.000675	0
TA Market Participation Strategy - Service Class	2013	$0.988353	$1.107483	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.988353	0
TA MFS International Equity - Service Class	2013	$0.933543	$1.077865	0.000
Subaccount Inception Date May 1, 2007	2012	$0.781392	$0.933543	0
	2011	$0.887705	$0.781392	0
	2010	$0.820859	$0.887705	0
	2009	$0.633163	$0.820859	5,359
	2008	$1.002003	$0.633163	13,640
	2007	$1.000000	$1.002003	12,507
TA Morgan Stanley Capital Growth - Service Class	2013	$1.206967	$1.749954	0.000
Subaccount Inception Date January 12, 2004	2012	$1.068742	$1.206967	0
	2011	$1.159505	$1.068742	0
	2010	$0.930625	$1.159505	0
	2009	$0.744124	$0.930625	1,344
	2008	$1.196145	$0.744124	1,366
	2007	$1.210945	$1.196145	47,500
	2006	$1.044106	$1.210945	49,835
	2005	$1.025892	$1.044106	66,445
	2004	$1.000000	$1.025892	70,034

49

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.451419	$1.975483	0.000
Subaccount Inception Date January 12, 2004	2012	$1.361160	$1.451419	4,027
	2011	$1.491515	$1.361160	4,049
	2010	$1.138883	$1.491515	0
	2009	$0.725490	$1.138883	54,788
	2008	$1.381740	$0.725490	37,792
	2007	$1.153097	$1.381740	22,775
	2006	$1.073175	$1.153097	23,564
	2005	$1.019987	$1.073175	5,283
	2004	$1.000000	$1.019987	53,097
TA Multi-Managed Balanced - Service Class	2013	$1.492410	$1.722931	0.000
Subaccount Inception Date January 12, 2004	2012	$1.354501	$1.492410	0
	2011	$1.331575	$1.354501	0
	2010	$1.096341	$1.331575	0
	2009	$0.887955	$1.096341	0
	2008	$1.343376	$0.887955	0
	2007	$1.208705	$1.343376	22,822
	2006	$1.133718	$1.208705	23,022
	2005	$1.072767	$1.133718	0
	2004	$1.000000	$1.072767	0
TA PIMCO Tactical - Balanced - Service Class	2013	$0.905090	$0.992468	0.000
Subaccount Inception Date November 19, 2009	2012	$0.914306	$0.905090	0
	2011	$0.965451	$0.914306	0
	2010	$1.020080	$0.965451	0
	2009	$0.998149	$1.020080	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.885453	$0.938893	0.000
Subaccount Inception Date November 19, 2009	2012	$0.889689	$0.885453	0
	2011	$0.980601	$0.889689	0
	2010	$1.021832	$0.980601	0
	2009	$0.997255	$1.021832	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.849935	$0.973304	0.000
Subaccount Inception Date November 19, 2009	2012	$0.861075	$0.849935	0
	2011	$0.993687	$0.861075	0
	2010	$1.020750	$0.993687	0
	2009	$0.996387	$1.020750	0
TA PIMCO Total Return - Service Class	2013	$1.359264	$1.295766	0.000
Subaccount Inception Date January 12, 2004	2012	$1.291983	$1.359264	0
	2011	$1.243777	$1.291983	0
	2010	$1.186374	$1.243777	0
	2009	$1.045426	$1.186374	0
	2008	$1.100215	$1.045426	0
	2007	$1.031527	$1.100215	47,813
	2006	$1.012627	$1.031527	47,531
	2005	$1.012252	$1.012627	44,500
	2004	$1.000000	$1.012252	14,655

50

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 2.00%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Systematic Small Mid Cap Value - Service Class	2013	$1.959151	$2.612945	0.000
Subaccount Inception Date May 1, 2004	2012	$1.722258	$1.959151	0
	2011	$1.808323	$1.722258	0
	2010	$1.418265	$1.808323	20,541
	2009	$1.012336	$1.418265	79,474
	2008	$1.751815	$1.012336	70,480
	2007	$1.436637	$1.751815	100,815
	2006	$1.243728	$1.436637	41,744
	2005	$1.120015	$1.243728	34,829
	2004	$1.000000	$1.120015	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.530359	$2.156013	0.000
Subaccount Inception Date January 12, 2004	2012	$1.352654	$1.530359	4,547
	2011	$1.359087	$1.352654	4,572
	2010	$1.034039	$1.359087	0
	2009	$0.762460	$1.034039	0
	2008	$1.222999	$0.762460	0
	2007	$1.141716	$1.222999	10,455
	2006	$1.126855	$1.141716	10,854
	2005	$1.041075	$1.126855	11,134
	2004	$1.000000	$1.041075	60,510
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.235883	$1.539662	0.000
Subaccount Inception Date November 19, 2009	2012	$1.081538	$1.235883	0
	2011	$1.148129	$1.081538	0
	2010	$1.023612	$1.148129	0
	2009	$0.999946	$1.023612	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.068293	$1.167073	0.000
Subaccount Inception Date May 1, 2008	2012	$1.005354	$1.068293	0
	2011	$1.010594	$1.005354	0
	2010	$0.931235	$1.010594	0
	2009	$0.815125	$0.931235	0
	2008	$1.000000	$0.815125	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.131562	$1.192236	0.000
Subaccount Inception Date November 19, 2009	2012	$1.082666	$1.131562	0
	2011	$1.070290	$1.082666	0
	2010	$0.997673	$1.070290	0
	2009	$0.999946	$0.997673	0
TA Vanguard ETF - Growth - Service Class	2013	$1.020265	$1.188116	0.000
Subaccount Inception Date May 1, 2008	2012	$0.932973	$1.020265	0
	2011	$0.962507	$0.932973	0
	2010	$0.868778	$0.962507	0
	2009	$0.719388	$0.868778	0
	2008	$1.000000	$0.719388	0
TA WMC Diversified Growth - Service Class	2013	$1.241306	$1.608013	0.000
Subaccount Inception Date January 12, 2004	2012	$1.121957	$1.241306	0
	2011	$1.191149	$1.121957	0
	2010	$1.034171	$1.191149	0
	2009	$0.818366	$1.034171	8,718
	2008	$1.550975	$0.818366	38,933
	2007	$1.363416	$1.550975	362,500
	2006	$1.283054	$1.363416	454,122
	2005	$1.125436	$1.283054	300,968
	2004	$1.000000	$1.125436	115,965

51

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.421028	$1.533487	0.000
Subaccount Inception Date September 6, 2007	2012	$1.269560	$1.421028	0
	2011	$1.259683	$1.269560	0
	2010	$1.103533	$1.259683	0
	2009	$0.962288	$1.103533	0
	2008	$1.028899	$0.962288	0
	2007	$1.000000	$1.028899	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.402702	$1.596635	0.000
Subaccount Inception Date November 10, 2008	2012	$1.263956	$1.402702	0
	2011	$1.331774	$1.263956	0
	2010	$1.233390	$1.331774	0
	2009	$1.012367	$1.233390	0
	2008	$1.000000	$1.012367	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.218106	$1.576061	0.000
Subaccount Inception Date January 12, 2004	2012	$1.074077	$1.218106	0
	2011	$1.075781	$1.074077	0
	2010	$0.955950	$1.075781	0
	2009	$0.771636	$0.955950	0
	2008	$1.251971	$0.771636	0
	2007	$1.213635	$1.251971	0
	2006	$0.999653	$1.213635	0
	2005	$1.000000	$0.999653	0
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.478775	$1.791351	0.000
Subaccount Inception Date November 10, 2008	2012	$1.311076	$1.478775	0
	2011	$1.361314	$1.311076	0
	2010	$1.260784	$1.361314	0
	2009	$0.989698	$1.260784	0
	2008	$1.000000	$0.989698	0
ProFund VP Asia 30	2013	$0.771375	$0.869905	0.000
Subaccount Inception Date September 6, 2007	2012	$0.681082	$0.771375	0
	2011	$0.951122	$0.681082	0
	2010	$0.851279	$0.951122	0
	2009	$0.562823	$0.851279	0
	2008	$1.166916	$0.562823	0
	2007	$1.000000	$1.166916	0
ProFund VP Basic Materials	2013	$0.938008	$1.089659	0.000
Subaccount Inception Date September 6, 2007	2012	$0.881581	$0.938008	0
	2011	$1.071873	$0.881581	0
	2010	$0.842555	$1.071873	0
	2009	$0.529019	$0.842555	0
	2008	$1.110399	$0.529019	0
	2007	$1.000000	$1.110399	0
ProFund VP Bull	2013	$0.861215	$1.096107	0.000
Subaccount Inception Date June 21, 2007	2012	$0.771014	$0.861215	0
	2011	$0.786022	$0.771014	0
	2010	$0.711807	$0.786022	0
	2009	$0.583611	$0.711807	0
	2008	$0.954639	$0.583611	0
	2007	$1.000000	$0.954639	0

52

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Consumer Services	2013	$1.164302	$1.597364	0.000
Subaccount Inception Date September 6, 2007	2012	$0.972250	$1.164302	0
	2011	$0.939515	$0.972250	0
	2010	$0.789054	$0.939515	0
	2009	$0.614994	$0.789054	0
	2008	$0.913830	$0.614994	0
	2007	$1.000000	$0.913830	0
ProFund VP Emerging Markets	2013	$0.791427	$0.726428	0.000
Subaccount Inception Date September 6, 2007	2012	$0.757182	$0.791427	0
	2011	$0.961352	$0.757182	0
	2010	$0.892860	$0.961352	0
	2009	$0.560655	$0.892860	0
	2008	$1.145425	$0.560655	0
	2007	$1.000000	$1.145425	0
ProFund VP Europe 30	2013	$0.753445	$0.898945	0.000
Subaccount Inception Date September 6, 2007	2012	$0.658860	$0.753445	0
	2011	$0.737194	$0.658860	0
	2010	$0.732272	$0.737194	0
	2009	$0.564305	$0.732272	0
	2008	$1.027515	$0.564305	0
	2007	$1.000000	$1.027515	0
ProFund VP Falling US Dollar	2013	$0.883797	$0.849454	0.000
Subaccount Inception Date September 6, 2007	2012	$0.908117	$0.883797	0
	2011	$0.951712	$0.908117	0
	2010	$0.996047	$0.951712	0
	2009	$0.982877	$0.996047	0
	2008	$1.056112	$0.982877	0
	2007	$1.000000	$1.056112	0
ProFund VP Financials	2013	$0.531025	$0.687950	0.000
Subaccount Inception Date September 6, 2007	2012	$0.434080	$0.531025	0
	2011	$0.513580	$0.434080	0
	2010	$0.471997	$0.513580	0
	2009	$0.418409	$0.471997	0
	2008	$0.862612	$0.418409	0
	2007	$1.000000	$0.862612	0
ProFund VP International	2013	$0.679281	$0.796169	0.000
Subaccount Inception Date September 6, 2007	2012	$0.597402	$0.679281	0
	2011	$0.710994	$0.597402	0
	2010	$0.672389	$0.710994	0
	2009	$0.549956	$0.672389	0
	2008	$1.008558	$0.549956	0
	2007	$1.000000	$1.008558	0
ProFund VP Japan	2013	$0.505299	$0.734715	0.000
Subaccount Inception Date September 6, 2007	2012	$0.419031	$0.505299	0
	2011	$0.524412	$0.419031	0
	2010	$0.572011	$0.524412	0
	2009	$0.528582	$0.572011	0
	2008	$0.911039	$0.528582	0
	2007	$1.000000	$0.911039	0

53

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Mid-Cap	2013	$0.994188	$1.275451	0.000
Subaccount Inception Date September 6, 2007	2012	$0.877331	$0.994188	0
	2011	$0.933465	$0.877331	0
	2010	$0.767162	$0.933465	0
	2009	$0.588614	$0.767162	0
	2008	$0.973772	$0.588614	0
	2007	$1.000000	$0.973772	0
ProFund VP Money Market	2013	$0.924000	$0.906494	0.000
Subaccount Inception Date June 21, 2007	2012	$0.941943	$0.924000	0
	2011	$0.960076	$0.941943	0
	2010	$0.978602	$0.960076	0
	2009	$0.997382	$0.978602	0
	2008	$1.008436	$0.997382	0
	2007	$1.000000	$1.008436	0
ProFund VP NASDAQ-100	2013	$1.172994	$1.544913	0.000
Subaccount Inception Date June 21, 2007	2012	$1.028964	$1.172994	0
	2011	$1.033941	$1.028964	0
	2010	$0.891452	$1.033941	0
	2009	$0.597880	$0.891452	0
	2008	$1.059856	$0.597880	0
	2007	$1.000000	$1.059856	0
ProFund VP Oil & Gas	2013	$0.892115	$1.085698	0.000
Subaccount Inception Date September 6, 2007	2012	$0.883983	$0.892115	0
	2011	$0.881398	$0.883983	0
	2010	$0.763053	$0.881398	0
	2009	$0.673539	$0.763053	0
	2008	$1.089180	$0.673539	0
	2007	$1.000000	$1.089180	0
ProFund VP Pharmaceuticals	2013	$1.112514	$1.436368	0.000
Subaccount Inception Date September 6, 2007	2012	$1.014095	$1.112514	0
	2011	$0.890214	$1.014095	0
	2010	$0.903268	$0.890214	0
	2009	$0.787770	$0.903268	0
	2008	$0.997861	$0.787770	0
	2007	$1.000000	$0.997861	0
ProFund VP Precious Metals	2013	$0.917877	$0.558674	0.000
Subaccount Inception Date September 6, 2007	2012	$1.095190	$0.917877	0
	2011	$1.382068	$1.095190	0
	2010	$1.059963	$1.382068	0
	2009	$0.798541	$1.059963	0
	2008	$1.175887	$0.798541	0
	2007	$1.000000	$1.175887	0
ProFund VP Short Emerging Markets	2013	$0.397606	$0.389104	0.000
Subaccount Inception Date September 6, 2007	2012	$0.466224	$0.397606	0
	2011	$0.429505	$0.466224	0
	2010	$0.536755	$0.429505	0
	2009	$1.067064	$0.536755	0
	2008	$0.822766	$1.067064	0
	2007	$1.000000	$0.822766	0

54

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short International	2013	$0.595365	$0.461293	0.000
Subaccount Inception Date September 6, 2007	2012	$0.760274	$0.595365	0
	2011	$0.761341	$0.760274	0
	2010	$0.909926	$0.761341	0
	2009	$1.330615	$0.909926	0
	2008	$0.981427	$1.330615	0
	2007	$1.000000	$0.981427	0
ProFund VP Short NASDAQ-100	2013	$0.444265	$0.307627	0.000
Subaccount Inception Date September 6, 2007	2012	$0.557816	$0.444265	0
	2011	$0.635220	$0.557816	0
	2010	$0.821701	$0.635220	0
	2009	$1.411787	$0.821701	0
	2008	$0.971478	$1.411787	0
	2007	$1.000000	$0.971478	0
ProFund VP Short Small-Cap	2013	$0.430650	$0.290403	0.000
Subaccount Inception Date June 21, 2007	2012	$0.541841	$0.430650	0
	2011	$0.607613	$0.541841	0
	2010	$0.871809	$0.607613	0
	2009	$1.314292	$0.871809	0
	2008	$1.079922	$1.314292	0
	2007	$1.000000	$1.079922	0
ProFund VP Small-Cap	2013	$0.902495	$1.214395	0.000
Subaccount Inception Date June 21, 2007	2012	$0.801909	$0.902495	0
	2011	$0.866523	$0.801909	0
	2010	$0.707918	$0.866523	0
	2009	$0.572493	$0.707918	0
	2008	$0.903611	$0.572493	0
	2007	$1.000000	$0.903611	0
ProFund VP Small-Cap Value	2013	$0.942391	$1.272629	0.000
Subaccount Inception Date September 6, 2007	2012	$0.827207	$0.942391	0
	2011	$0.879393	$0.827207	0
	2010	$0.734246	$0.879393	0
	2009	$0.621726	$0.734246	0
	2008	$0.914513	$0.621726	0
	2007	$1.000000	$0.914513	0
ProFund VP Telecommunications	2013	$0.835583	$0.918514	0.000
Subaccount Inception Date September 6, 2007	2012	$0.731177	$0.835583	0
	2011	$0.731738	$0.731177	0
	2010	$0.644842	$0.731738	0
	2009	$0.612580	$0.644842	0
	2008	$0.952386	$0.612580	0
	2007	$1.000000	$0.952386	0
ProFund VP UltraSmall-Cap	2013	$0.594217	$1.087970	0.000
Subaccount Inception Date September 6, 2007	2012	$0.467795	$0.594217	0
	2011	$0.587576	$0.467795	0
	2010	$0.403538	$0.587576	0
	2009	$0.293495	$0.403538	0
	2008	$0.885019	$0.293495	0
	2007	$1.000000	$0.885019	0

55

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP U.S. Government Plus	2013	$1.578927	$1.252732	0.000
Subaccount Inception Date September 6, 2007	2012	$1.594344	$1.578927	0
	2011	$1.132495	$1.594344	0
	2010	$1.048515	$1.132495	0
	2009	$1.586480	$1.048515	0
	2008	$1.080042	$1.586480	0
	2007	$1.000000	$1.080042	0
ProFund VP Utilities	2013	$0.931693	$1.035535	0.000
Subaccount Inception Date September 6, 2007	2012	$0.948615	$0.931693	0
	2011	$0.822979	$0.948615	0
	2010	$0.791902	$0.822979	0
	2009	$0.729066	$0.791902	0
	2008	$1.072604	$0.729066	0
	2007	$1.000000	$1.072604	0
TA Aegon High Yield Bond - Service Class	2013	$1.524749	$1.590227	0.000
Subaccount Inception Date January 12, 2004	2012	$1.327604	$1.524749	0
	2011	$1.294696	$1.327604	0
	2010	$1.176746	$1.294696	0
	2009	$0.816898	$1.176746	0
	2008	$1.117422	$0.816898	0
	2007	$1.119986	$1.117422	0
	2006	$1.282243	$1.119986	0
	2005	$1.000000	$1.282243	0
TA Aegon Money Market - Service Class	2013	$0.983353	$0.964592	0.000
Subaccount Inception Date January 12, 2004	2012	$1.002588	$0.983353	0
	2011	$1.022034	$1.002588	0
	2010	$1.041912	$1.022034	0
	2009	$1.062095	$1.041912	18,173
	2008	$1.059933	$1.062095	18,202
	2007	$1.031536	$1.059933	70,327
	2006	$1.155767	$1.031536	70,356
	2005	$1.000000	$1.155767	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.016672	$1.108066	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.016672	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.052484	$1.105348	0.000
Subaccount Inception Date December 9, 2011	2012	$1.004979	$1.052484	0
	2011	$0.000000	$1.004979	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.075424	$1.228982	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988249	$1.075424	0
	2011	$0.000000	$0.988249	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.249184	$1.194819	0.000
Subaccount Inception Date January 12, 2004	2012	$1.214588	$1.249184	0
	2011	$1.154124	$1.214588	0
	2010	$1.128948	$1.154124	0
	2009	$1.104600	$1.128948	0
	2008	$1.048454	$1.104600	0
	2007	$1.010576	$1.048454	0
	2006	$1.067848	$1.010576	0
	2005	$1.000000	$1.067848	0

56

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.249184	$1.194819	0.000
Subaccount Inception Date January 12, 2004	2012	$1.214588	$1.249184	0
	2011	$1.154124	$1.214588	0
	2010	$1.128948	$1.154124	25,300
	2009	$1.104600	$1.128948	26,227
	2008	$1.048454	$1.104600	25,488
	2007	$1.010576	$1.048454	0
	2006	$0.999653	$1.010576	0
	2005	$1.000000	$0.999653	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.237857	$1.297794	0.000
Subaccount Inception Date January 12, 2004	2012	$1.192988	$1.237857	0
	2011	$1.196284	$1.192988	0
	2010	$1.117354	$1.196284	0
	2009	$0.868474	$1.117354	0
	2008	$1.405494	$0.868474	0
	2007	$1.211500	$1.405494	0
	2006	$1.232747	$1.211500	0
	2005	$1.000000	$1.232747	0
TA Asset Allocation - Conservative - Service Class Subaccount Inception	2013	$1.257595	$1.345678	0.000
Date January 12, 2004	2012	$1.196174	$1.257595	0
	2011	$1.191369	$1.196174	0
	2010	$1.117311	$1.191369	0
	2009	$0.911981	$1.117311	0
	2008	$1.183033	$0.911981	0
	2007	$1.136381	$1.183033	0
	2006	$1.061441	$1.136381	0
	2005	$1.000000	$1.061441	0
TA Asset Allocation - Growth - Service Class	2013	$1.181707	$1.464991	0.000
Subaccount Inception Date January 12, 2004	2012	$1.072037	$1.181707	0
	2011	$1.158907	$1.072037	0
	2010	$1.030533	$1.158907	26,472
	2009	$0.811030	$1.030533	41,699
	2008	$1.372620	$0.811030	80,357
	2007	$1.301467	$1.372620	136,748
	2006	$1.150935	$1.301467	55,380
	2005	$1.000000	$1.150935	0
TA Asset Allocation - Moderate - Service Class	2013	$1.283875	$1.425959	0.000
Subaccount Inception Date January 12, 2004	2012	$1.199735	$1.283875	0
	2011	$1.219509	$1.199735	0
	2010	$1.128850	$1.219509	0
	2009	$0.911954	$1.128850	0
	2008	$1.259807	$0.911954	0
	2007	$1.192293	$1.259807	41,759
	2006	$1.092924	$1.192293	122,696
	2005	$1.000000	$1.092924	0
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.247537	$1.456702	0.000
Subaccount Inception Date January 12, 2004	2012	$1.152446	$1.247537	0
	2011	$1.202241	$1.152446	0
	2010	$1.090421	$1.202241	0
	2009	$0.869392	$1.090421	0
	2008	$1.321480	$0.869392	0
	2007	$1.252703	$1.321480	0
	2006	$1.124781	$1.252703	0
	2005	$1.000000	$1.124781	0

57

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Barrow Hanley Dividend Focused - Service Class(3)	2013	$1.142141	$1.455577	0.000
Subaccount Inception Date January 12, 2004	2012	$1.044704	$1.142141	0
	2011	$1.039504	$1.044704	0
	2010	$0.962103	$1.039504	0
	2009	$0.862574	$0.962103	0
	2008	$1.333815	$0.862574	0
	2007	$1.303298	$1.333815	0
	2006	$1.032182	$1.303298	0
	2005	$1.000000	$1.032182	0
TA Clarion Global Real Estate Securities - Service Class	2013	$1.390421	$1.414384	0.000
Subaccount Inception Date January 12, 2004	2012	$1.134333	$1.390421	0
	2011	$1.230352	$1.134333	0
	2010	$1.087884	$1.230352	0
	2009	$0.833881	$1.087884	0
	2008	$1.478567	$0.833881	0
	2007	$1.619420	$1.478567	0
	2006	$1.163307	$1.619420	0
	2005	$1.000000	$1.163307	0
TA Hanlon Income - Service Class(3)	2013	$1.009343	$1.019093	0.000
Subaccount Inception Date November 19, 2009	2012	$0.994626	$1.009343	0
	2011	$0.985121	$0.994626	0
	2010	$1.003159	$0.985121	0
	2009	$0.999947	$1.003159	0
TA International Moderate Growth - Service Class	2013	$0.937530	$1.034225	0.000
Subaccount Inception Date May 1, 2006	2012	$0.849823	$0.937530	0
	2011	$0.936974	$0.849823	0
	2010	$0.866493	$0.936974	0
	2009	$0.683054	$0.866493	0
	2008	$1.093585	$0.683054	0
	2007	$1.027743	$1.093585	0
	2006	$1.000000	$1.027743	0
TA Janus Balanced - Service Class	2013	$0.961881	$1.122920	0.000
Subaccount Inception Date November 19, 2009	2012	$0.871759	$0.961881	0
	2011	$0.996461	$0.871759	0
	2010	$0.985328	$0.996461	0
	2009	$0.986563	$0.985328	0
TA Jennison Growth - Service Class	2013	$1.153388	$1.553316	0.000
Subaccount Inception Date April 29, 2010	2012	$1.018981	$1.153388	0
	2011	$1.046882	$1.018981	0
	2010	$1.000000	$1.046882	0
TA JPMorgan Core Bond - Service Class	2013	$1.345592	$1.291749	0.000
Subaccount Inception Date January 12, 2004	2012	$1.309700	$1.345592	0
	2011	$1.245018	$1.309700	0
	2010	$1.175337	$1.245018	0
	2009	$1.095474	$1.175337	0
	2008	$1.061165	$1.095474	0
	2007	$1.014848	$1.061165	0
	2006	$0.998337	$1.014848	0
	2005	$1.000000	$0.998337	0

58

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Enhanced Index - Service Class	2013	$1.201930	$1.557797	0.000
Subaccount Inception Date January 12, 2004	2012	$1.055589	$1.201930	0
	2011	$1.071048	$1.055589	0
	2010	$0.950715	$1.071048	0
	2009	$0.749520	$0.950715	0
	2008	$1.223136	$0.749520	0
	2007	$1.195675	$1.223136	0
	2006	$1.122710	$1.195675	0
	2005	$1.000000	$1.122710	0
TA JPMorgan Tactical Allocation - Service Class	2013	$1.012724	$1.045905	0.000
Subaccount Inception Date January 12, 2004	2012	$0.960813	$1.012724	0
	2011	$0.946883	$0.960813	0
	2010	$0.969386	$0.946883	0
	2009	$0.950801	$0.969386	0
	2008	$1.016671	$0.950801	0
	2007	$1.043886	$1.016671	0
	2006	$1.038513	$1.043886	0
	2005	$1.000000	$1.038513	0
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.005932	$1.079194	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.005932	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.000988	$1.135095	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.000988	0
TA Market Participation Strategy - Service Class	2013	$0.988494	$1.108196	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.988494	0
TA MFS International Equity - Service Class	2013	$0.936169	$1.081426	0.000
Subaccount Inception Date May 1, 2007	2012	$0.783197	$0.936169	0
	2011	$0.889318	$0.783197	0
	2010	$0.821935	$0.889318	0
	2009	$0.633683	$0.821935	0
	2008	$1.002330	$0.633683	0
	2007	$1.000000	$1.002330	0
TA Morgan Stanley Capital Growth - Service Class	2013	$1.264416	$1.834144	0.000
Subaccount Inception Date January 12, 2004	2012	$1.119056	$1.264416	0
	2011	$1.213506	$1.119056	0
	2010	$0.973482	$1.213506	0
	2009	$0.778012	$0.973482	0
	2008	$1.250013	$0.778012	0
	2007	$1.264854	$1.250013	0
	2006	$1.050347	$1.264854	0
	2005	$1.000000	$1.050347	0
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.536329	$2.092083	0.000
Subaccount Inception Date January 12, 2004	2012	$1.440085	$1.536329	0
	2011	$1.577225	$1.440085	0
	2010	$1.203745	$1.577225	0
	2009	$0.766438	$1.203745	0
	2008	$1.459007	$0.766438	0
	2007	$1.216976	$1.459007	0
	2006	$0.000000	$1.216976	0
	2005	$1.000000	$0.000000	0

59

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Multi-Managed Balanced - Service Class	2013	$1.464148	$1.691136	0.000
Subaccount Inception Date January 12, 2004	2012	$1.328198	$1.464148	0
	2011	$1.305076	$1.328198	0
	2010	$1.074003	$1.305076	0
	2009	$0.869429	$1.074003	0
	2008	$1.314706	$0.869429	0
	2007	$1.182332	$1.314706	0
	2006	$1.116178	$1.182332	0
	2005	$1.000000	$1.116178	0
TA PIMCO Tactical - Balanced - Service Class	2013	$0.906509	$0.994519	0.000
Subaccount Inception Date November 19, 2009	2012	$0.915280	$0.906509	0
	2011	$0.966004	$0.915280	0
	2010	$1.020140	$0.966004	0
	2009	$0.998150	$1.020140	0
TA PIMCO Tactical - Conservative - Service Class	2012	$0.886809	$0.940789	0.000
Subaccount Inception Date November 19, 2009	2011	$0.890613	$0.886809	0
	2013	$0.981138	$0.890613	0
	2010	$1.021887	$0.981138	0
	2009	$0.997257	$1.021887	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.851234	$0.975275	0.000
Subaccount Inception Date November 19, 2009	2012	$0.861968	$0.851234	0
	2011	$0.944228	$0.861968	0
	2010	$1.020807	$0.944228	0
	2009	$0.996388	$1.020807	0
TA PIMCO Total Return - Service Class	2013	$1.345983	$1.283734	0.000
Subaccount Inception Date January 12, 2004	2012	$1.278730	$1.345983	0
	2011	$1.230405	$1.278730	0
	2010	$1.173034	$1.230405	0
	2009	$1.033174	$1.173034	0
	2008	$1.086781	$1.033174	0
	2007	$1.018424	$1.086781	0
	2006	$1.090062	$1.018424	0
	2005	$1.000000	$1.090062	0
TA Systematic Small Mid Cap Value - Service Class	2013	$1.826897	$2.437742	0.000
Subaccount Inception Date January 12, 2004	2012	$1.605200	$1.826897	0
	2011	$1.684600	$1.605200	0
	2010	$1.320569	$1.684600	0
	2009	$0.942142	$1.320569	0
	2008	$1.629539	$0.942142	0
	2007	$1.335699	$1.629539	0
	2006	$0.999653	$1.335699	10,945
	2005	$1.000000	$0.999653	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.592773	$2.245038	0.000
Subaccount Inception Date January 12, 2004	2012	$1.407127	$1.592773	0
	2011	$1.413130	$1.407127	0
	2010	$1.074649	$1.413130	0
	2009	$0.792013	$1.074649	0
	2008	$1.269775	$0.792013	0
	2007	$1.184799	$1.269775	0
	2006	$1.103688	$1.184799	0
	2005	$1.000000	$1.103688	0

60

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.95%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.237766	$1.542769	0.000
Subaccount Inception Date November 19, 2009	2012	$1.082664	$1.237766	0
	2011	$1.148757	$1.082664	0
	2010	$1.023670	$1.148757	0
	2009	$0.999947	$1.023670	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.070743	$1.170327	0.000
Subaccount Inception Date May 1, 2008	2012	$1.007162	$1.070743	0
	2011	$1.011917	$1.007162	0
	2010	$0.931999	$1.011917	0
	2009	$0.815389	$0.931999	0
	2008	$1.000000	$0.815389	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.133279	$1.194629	0.000
Subaccount Inception Date November 19, 2009	2012	$1.083783	$1.133279	0
	2011	$1.070874	$1.083783	0
	2010	$0.997727	$1.070874	0
	2009	$0.999947	$0.997727	0
TA Vanguard ETF - Growth - Service Class	2013	$1.022629	$1.191467	0.000
Subaccount Inception Date May 1, 2008	2012	$0.934661	$1.022629	0
	2011	$0.963772	$0.934661	0
	2010	$0.869488	$0.963772	0
	2009	$0.719630	$0.869488	0
	2008	$1.000000	$0.719630	0
TA WMC Diversified Growth - Service Class	2013	$1.196749	$1.551060	0.000
Subaccount Inception Date January 12, 2004	2012	$1.081149	$1.196749	0
	2011	$1.147264	$1.081149	0
	2010	$0.995569	$1.147264	0
	2009	$0.787436	$0.995569	0
	2008	$1.491625	$0.787436	0
	2007	$1.310594	$1.491625	0
	2006	$1.244207	$1.310594	0
	2005	$1.000000	$1.244207	0

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.424719	$1.538233	0.000
Subaccount Inception Date September 6, 2007	2012	$1.272232	$1.424719	0
	2011	$1.261722	$1.272232	0
	2010	$1.104782	$1.261722	0
	2009	$0.962911	$1.104782	0
	2008	$1.029059	$0.962911	0
	2007	$1.000000	$1.029059	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.405556	$1.600676	0.000
Subaccount Inception Date November 10, 2008	2012	$1.265900	$1.405556	0
	2011	$1.333173	$1.265900	0
	2010	$1.234087	$1.333173	0
	2009	$1.012438	$1.234087	0
	2008	$1.000000	$1.012438	0

61

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.222693	$1.582780	0.000
Subaccount Inception Date January 12, 2004	2012	$1.077593	$1.222693	0
	2011	$1.078778	$1.077593	0
	2010	$0.958136	$1.078778	0
	2009	$0.773022	$0.958136	0
	2008	$1.253594	$0.773022	0
	2007	$1.214612	$1.253594	0
	2006	$1.072124	$1.214612	0
	2005	$1.000000	$1.072124	0
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.481755	$1.795840	0.000
Subaccount Inception Date November 10, 2008	2012	$1.313086	$1.481755	0
	2011	$1.362737	$1.313086	0
	2010	$1.261486	$1.362737	0
	2009	$0.989766	$1.261486	0
	2008	$1.000000	$0.989766	0
ProFund VP Asia 30	2013	$0.773401	$0.872623	0.000
Subaccount Inception Date September 6, 2007	2012	$0.682536	$0.773401	0
	2011	$0.952684	$0.682536	0
	2010	$0.852252	$0.952684	0
	2009	$0.563190	$0.852252	0
	2008	$1.167100	$0.563190	0
	2007	$1.000000	$1.167100	0
ProFund VP Basic Materials	2013	$0.940438	$1.093024	0.000
Subaccount Inception Date September 6, 2007	2012	$0.883429	$0.940438	0
	2011	$1.073608	$0.883429	0
	2010	$0.843507	$1.073608	0
	2009	$0.529358	$0.843507	0
	2008	$1.110571	$0.529358	0
	2007	$1.000000	$1.110571	0
ProFund VP Bull	2013	$0.863542	$1.099611	0.000
Subaccount Inception Date June 21, 2007	2012	$0.772720	$0.863542	0
	2011	$0.787373	$0.772720	0
	2010	$0.712684	$0.787373	0
	2009	$0.584043	$0.712684	0
	2008	$0.954883	$0.584043	0
	2007	$1.000000	$0.954883	0
ProFund VP Consumer Services	2013	$1.167375	$1.602376	0.000
Subaccount Inception Date September 6, 2007	2012	$0.974335	$1.167375	0
	2011	$0.941064	$0.974335	0
	2010	$0.789969	$0.941064	0
	2009	$0.615403	$0.789969	0
	2008	$0.913973	$0.615403	0
	2007	$1.000000	$0.913973	0
ProFund VP Emerging Markets	2013	$0.793485	$0.728676	0.000
Subaccount Inception Date September 6, 2007	2012	$0.758787	$0.793485	0
	2011	$0.962925	$0.758787	0
	2010	$0.893887	$0.962925	0
	2009	$0.561019	$0.893887	0
	2008	$1.145606	$0.561019	0
	2007	$1.000000	$1.145606	0

62

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Europe 30	2013	$0.755404	$0.901719	0.000
Subaccount Inception Date September 6, 2007	2012	$0.660252	$0.755404	0
	2011	$0.738385	$0.660252	0
	2010	$0.733101	$0.738385	0
	2009	$0.564670	$0.733101	0
	2008	$1.027680	$0.564670	0
	2007	$1.000000	$1.027680	0
ProFund VP Falling US Dollar	2013	$0.886101	$0.852087	0.000
Subaccount Inception Date September 6, 2007	2012	$0.910036	$0.886101	0
	2011	$0.953250	$0.910036	0
	2010	$0.997165	$0.953250	0
	2009	$0.983507	$0.997165	0
	2008	$1.056286	$0.983507	0
	2007	$1.000000	$1.056286	0
ProFund VP Financials	2013	$0.532446	$0.690142	0.000
Subaccount Inception Date September 6, 2007	2012	$0.435024	$0.532446	0
	2011	$0.514432	$0.435024	0
	2010	$0.472553	$0.514432	0
	2009	$0.418686	$0.472553	0
	2008	$0.862748	$0.418686	0
	2007	$1.000000	$0.862748	0
ProFund VP International	2013	$0.681083	$0.798673	0.000
Subaccount Inception Date September 6, 2007	2012	$0.598682	$0.681083	0
	2011	$0.712169	$0.598682	0
	2010	$0.673163	$0.712169	0
	2009	$0.550323	$0.673163	0
	2008	$1.008716	$0.550323	0
	2007	$1.000000	$1.008716	0
ProFund VP Japan	2013	$0.506604	$0.736970	0.000
Subaccount Inception Date September 6, 2007	2012	$0.419912	$0.506604	0
	2011	$0.525266	$0.419912	0
	2010	$0.572666	$0.525266	0
	2009	$0.528921	$0.572666	0
	2008	$0.911187	$0.528921	0
	2007	$1.000000	$0.911187	0
ProFund VP Mid-Cap	2013	$0.996782	$1.279403	0.000
Subaccount Inception Date September 6, 2007	2012	$0.879189	$0.996782	0
	2011	$0.934983	$0.879189	0
	2010	$0.768041	$0.934983	0
	2009	$0.588998	$0.768041	0
	2008	$0.973930	$0.588998	0
	2007	$1.000000	$0.973930	0
ProFund VP Money Market	2013	$0.926557	$0.909453	0.000
Subaccount Inception Date June 21, 2007	2012	$0.944076	$0.926557	0
	2011	$0.961785	$0.944076	0
	2010	$0.979862	$0.961785	0
	2009	$0.998149	$0.979862	0
	2008	$1.008694	$0.998149	0
	2007	$1.000000	$1.008694	0

63

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP NASDAQ-100	2013	$1.176167	$1.549865	0.000
Subaccount Inception Date June 21, 2007	2012	$1.031230	$1.176167	0
	2011	$1.035715	$1.031230	0
	2010	$0.892549	$1.035715	0
	2009	$0.598329	$0.892549	0
	2008	$1.060124	$0.598329	0
	2007	$1.000000	$1.060124	0
ProFund VP Oil & Gas	2013	$0.894468	$1.089082	0.000
Subaccount Inception Date September 6, 2007	2012	$0.885883	$0.894468	0
	2011	$0.882855	$0.885883	0
	2010	$0.763933	$0.882855	0
	2009	$0.673985	$0.763933	0
	2008	$1.089359	$0.673985	0
	2007	$1.000000	$1.089359	0
ProFund VP Pharmaceuticals	2013	$1.115420	$1.440834	0.000
Subaccount Inception Date September 6, 2007	2012	$1.016247	$1.115420	0
	2011	$0.891672	$1.016247	0
	2010	$0.904299	$0.891672	0
	2009	$0.788284	$0.904299	0
	2008	$0.998017	$0.788284	0
	2007	$1.000000	$0.998017	0
ProFund VP Precious Metals	2013	$0.920280	$0.560413	0.000
Subaccount Inception Date September 6, 2007	2012	$1.097520	$0.920280	0
	2011	$1.384335	$1.097520	0
	2010	$1.061176	$1.384335	0
	2009	$0.799059	$1.061176	0
	2008	$1.176076	$0.799059	0
	2007	$1.000000	$1.176076	0
ProFund VP Short Emerging Markets	2013	$0.398660	$0.390320	0.000
Subaccount Inception Date September 6, 2007	2012	$0.467228	$0.398660	0
	2011	$0.430209	$0.467228	0
	2010	$0.537373	$0.430209	0
	2009	$1.067757	$0.537373	0
	2008	$0.822895	$1.067757	0
	2007	$1.000000	$0.822895	0
ProFund VP Short International	2013	$0.596917	$0.462726	0.000
Subaccount Inception Date September 6, 2007	2012	$0.761881	$0.596917	0
	2011	$0.762562	$0.761881	0
	2010	$0.910944	$0.762562	0
	2009	$1.331457	$0.910944	0
	2008	$0.981581	$1.331457	0
	2007	$1.000000	$0.981581	0
ProFund VP Short NASDAQ-100	2013	$0.445414	$0.308569	0.000
Subaccount Inception Date September 6, 2007	2012	$0.559007	$0.445414	0
	2011	$0.636259	$0.559007	0
	2010	$0.822646	$0.636259	0
	2009	$1.412709	$0.822646	0
	2008	$0.971634	$1.412709	0
	2007	$1.000000	$0.971634	0

64

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short Small-Cap	2013	$0.431824	$0.291334	0.000
Subaccount Inception Date June 21, 2007	2012	$0.543044	$0.431824	0
	2011	$0.608662	$0.543044	0
	2010	$0.872889	$0.608662	0
	2009	$1.315296	$0.872889	0
	2008	$1.080207	$1.315296	0
	2007	$1.000000	$1.080207	0
ProFund VP Small-Cap	2013	$0.904988	$1.218361	0.000
Subaccount Inception Date June 21, 2007	2012	$0.803725	$0.904988	0
	2011	$0.868054	$0.803725	0
	2010	$0.708827	$0.868054	0
	2009	$0.572929	$0.708827	0
	2008	$0.903841	$0.572929	0
	2007	$1.000000	$0.903841	0
ProFund VP Small-Cap Value	2013	$0.944870	$1.276619	0.000
Subaccount Inception Date September 6, 2007	2012	$0.828970	$0.944870	0
	2011	$0.880831	$0.828970	0
	2010	$0.735090	$0.880831	0
	2009	$0.622126	$0.735090	0
	2008	$0.914657	$0.622126	0
	2007	$1.000000	$0.914657	0
ProFund VP Telecommunications	2013	$0.837775	$0.921390	0.000
Subaccount Inception Date September 6, 2007	2012	$0.732729	$0.837775	0
	2011	$0.732933	$0.732729	0
	2010	$0.645581	$0.732933	0
	2009	$0.612972	$0.645581	0
	2008	$0.952532	$0.612972	0
	2007	$1.000000	$0.952532	0
ProFund VP UltraSmall-Cap	2013	$0.595797	$1.091397	0.000
Subaccount Inception Date September 6, 2007	2012	$0.468799	$0.595797	0
	2011	$0.588543	$0.468799	0
	2010	$0.404016	$0.588543	0
	2009	$0.293692	$0.404016	0
	2008	$0.885159	$0.293692	0
	2007	$1.000000	$0.885159	0
ProFund VP U.S. Government Plus	2013	$1.583054	$1.256629	0.000
Subaccount Inception Date September 6, 2007	2012	$1.597727	$1.583054	0
	2011	$1.134344	$1.597727	0
	2010	$1.049714	$1.134344	0
	2009	$1.587504	$1.049714	0
	2008	$1.080208	$1.587504	0
	2007	$1.000000	$1.080208	0
ProFund VP Utilities	2013	$0.934135	$1.038761	0.000
Subaccount Inception Date September 6, 2007	2012	$0.950634	$0.934135	0
	2011	$0.824321	$0.950634	0
	2010	$0.792799	$0.824321	0
	2009	$0.729543	$0.792799	0
	2008	$1.072774	$0.729543	0
	2007	$1.000000	$1.072774	0

65

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Aegon High Yield Bond - Service Class	2013	$1.530509	$1.597004	0.000
Subaccount Inception Date January 12, 2004	2012	$1.331972	$1.530509	0
	2011	$1.298310	$1.331972	0
	2010	$1.179459	$1.298310	0
	2009	$0.818387	$1.179459	0
	2008	$1.118904	$0.818387	0
	2007	$1.120908	$1.118904	0
	2006	$1.032522	$1.120908	0
	2005	$1.000000	$1.032522	0
TA Aegon Money Market - Service Class	2013	$0.987072	$0.968715	0.000
Subaccount Inception Date January 12, 2004	2012	$1.005877	$0.987072	0
	2011	$1.024885	$1.005877	0
	2010	$1.044306	$1.024885	38,567
	2009	$1.064009	$1.044306	43,690
	2008	$1.061314	$1.064009	44,023
	2007	$1.032374	$1.061314	0
	2006	$1.006920	$1.032374	0
	2005	$1.000000	$1.006920	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.017003	$1.108978	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.017003	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.053040	$1.106472	0.000
Subaccount Inception Date December 9, 2011	2012	$1.005008	$1.053040	0
	2011	$0.000000	$1.005008	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.075994	$1.230232	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988276	$1.075994	0
	2011	$0.000000	$0.988276	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.253907	$1.199925	0.000
Subaccount Inception Date January 12, 2004	2012	$1.218574	$1.253907	0
	2011	$1.157339	$1.218574	0
	2010	$1.131545	$1.157339	0
	2009	$1.106593	$1.131545	2,169
	2008	$1.049832	$1.106593	2,173
	2007	$1.011405	$1.049832	2,177
	2006	$0.999983	$1.011405	7,463
	2005	$1.000000	$0.999983	0
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.253907	$1.199925	0.000
Subaccount Inception Date January 12, 2004	2012	$1.218574	$1.253907	0
	2011	$1.157339	$1.218574	0
	2010	$1.131545	$1.157339	48,562
	2009	$1.106593	$1.131545	71,184
	2008	$1.049832	$1.106593	115,345
	2007	$1.011405	$1.049832	0
	2006	$0.999983	$1.011405	0
	2005	$1.000000	$0.999983	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.242558	$1.303376	0.000
Subaccount Inception Date January 12, 2004	2012	$1.196920	$1.242558	0
	2011	$1.199630	$1.196920	0
	2010	$1.119931	$1.199630	0
	2009	$0.870049	$1.119931	0
	2008	$1.407349	$0.870049	0
	2007	$1.212492	$1.407349	0
	2006	$1.116544	$1.212492	0
	2005	$1.000000	$1.116544	0

66

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Conservative - Service Class	2013	$1.262357	$1.351450	0.000
Subaccount Inception Date January 12, 2004	2012	$1.200112	$1.262357	0
	2011	$1.194709	$1.200112	0
	2010	$1.119897	$1.194709	35,633
	2009	$0.913637	$1.119897	40,366
	2008	$1.184590	$0.913637	40,674
	2007	$1.137305	$1.184590	3,994
	2006	$1.061786	$1.137305	4,021
	2005	$1.000000	$1.061786	0
TA Asset Allocation - Growth - Service Class	2013	$1.186156	$1.471217	0.000
Subaccount Inception Date January 12, 2004	2012	$1.075544	$1.186156	0
	2011	$1.162132	$1.075544	0
	2010	$1.032897	$1.162132	0
	2009	$0.812488	$1.032897	16,864
	2008	$1.374407	$0.812488	16,928
	2007	$1.302518	$1.374407	16,974
	2006	$1.151301	$1.302518	12,976
	2005	$1.000000	$1.151301	0
TA Asset Allocation - Moderate - Service Class	2013	$1.288719	$1.432051	0.000
Subaccount Inception Date January 12, 2004	2012	$1.203664	$1.288719	0
	2011	$1.222902	$1.203664	0
	2010	$1.131441	$1.222902	88,366
	2009	$0.913595	$1.131441	92,642
	2008	$1.261454	$0.913595	97,786
	2007	$1.193256	$1.261454	190,922
	2006	$1.093287	$1.193256	0
	2005	$1.000000	$1.093287	0
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.252260	$1.462932	0.000
Subaccount Inception Date January 12, 2004	2012	$1.156229	$1.252260	0
	2011	$1.205583	$1.156229	0
	2010	$1.092924	$1.205583	0
	2009	$0.870956	$1.092924	0
	2008	$1.323210	$0.870956	63,400
	2007	$1.253726	$1.323210	165,058
	2006	$1.125147	$1.253726	163,207
	2005	$1.000000	$1.125147	180,113
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.146466	$1.461801	0.000
Subaccount Inception Date January 12, 2004	2012	$1.048152	$1.146466	0
	2011	$1.042413	$1.048152	0
	2010	$0.964326	$1.042413	0
	2009	$0.864146	$0.964326	0
	2008	$1.335590	$0.864146	0
	2007	$1.304374	$1.335590	0
	2006	$1.139673	$1.304374	0
	2005	$1.000000	$1.139673	0
TA Clarion Global Real Estate Securities - Service Class	2013	$1.395645	$1.420408	0.000
Subaccount Inception Date January 12, 2004	2012	$1.138040	$1.395645	0
	2011	$1.233765	$1.138040	0
	2010	$1.090366	$1.233765	0
	2009	$0.835368	$1.090366	0
	2008	$1.480471	$0.835368	0
	2007	$1.620709	$1.480471	0
	2006	$1.163667	$1.620709	0
	2005	$1.000000	$1.163667	0

67

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Hanlon Income - Service Class(3)	2013	$1.010902	$1.021180	0.000
Subaccount Inception Date November 19, 2009	2012	$0.995670	$1.010902	0
	2011	$0.985670	$0.995670	0
	2010	$1.003215	$0.985670	0
	2009	$0.999948	$1.003215	0
TA International Moderate Growth - Service Class	2013	$0.940599	$1.038111	0.000
Subaccount Inception Date May 1, 2006	2012	$0.852193	$0.940599	0
	2011	$0.939130	$0.852193	0
	2010	$0.868064	$0.939130	0
	2009	$0.683958	$0.868064	0
	2008	$1.094494	$0.683958	0
	2007	$1.028086	$1.094494	0
	2006	$1.000000	$1.028086	0
TA Janus Balanced - Service Class	2013	$0.963352	$1.125193	0.000
Subaccount Inception Date November 19, 2009	2012	$0.872677	$0.963352	0
	2011	$0.997017	$0.872677	0
	2010	$0.985386	$0.997017	0
	2009	$0.986564	$0.985386	0
TA Jennison Growth - Service Class	2013	$1.154899	$1.556111	0.000
Subaccount Inception Date April 29, 2010	2012	$1.019807	$1.154899	0
	2011	$1.047226	$1.019807	0
	2010	$1.000000	$1.047226	0
TA JPMorgan Core Bond - Service Class	2013	$1.350657	$1.297241	0.000
Subaccount Inception Date January 12, 2004	2012	$1.313988	$1.350657	0
	2011	$1.248488	$1.313988	0
	2010	$1.178032	$1.248488	0
	2009	$1.097449	$1.178032	0
	2008	$1.062555	$1.097449	0
	2007	$1.015675	$1.062555	0
	2006	$0.998659	$1.015675	0
	2005	$1.000000	$0.998659	0
TA JPMorgan Enhanced Index - Service Class	2013	$1.206427	$1.564399	0.000
Subaccount Inception Date January 12, 2004	2012	$1.059022	$1.206427	0
	2011	$1.074016	$1.059022	0
	2010	$0.952879	$1.074016	0
	2009	$0.750865	$0.952879	53,303
	2008	$1.224733	$0.750865	50,724
	2007	$1.196645	$1.224733	40,575
	2006	$1.060611	$1.196645	33,945
	2005	$1.000000	$1.060611	0
TA JPMorgan Tactical Allocation - Service Class	2013	$1.016560	$1.050386	0.000
Subaccount Inception Date January 12, 2004	2012	$0.963978	$1.016560	0
	2011	$0.949538	$0.963978	0
	2010	$0.971627	$0.949538	0
	2009	$0.952520	$0.971627	0
	2008	$1.017997	$0.952520	0
	2007	$1.044725	$1.017997	4,020
	2006	$1.038840	$1.044725	4,047
	2005	$1.000000	$1.038840	0
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.006254	$1.080070	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.006254	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.001328	$1.136037	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.001328	0

68

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Market Participation Strategy - Service Class	2013	$0.988629	$1.108890	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.988629	0
TA MFS International Equity - Service Class	2013	$0.938775	$1.084966	0.000
Subaccount Inception Date May 1, 2007	2012	$0.784994	$0.938775	0
	2011	$0.890925	$0.784994	0
	2010	$0.823023	$0.890925	0
	2009	$0.634210	$0.823023	0
	2008	$1.002664	$0.634210	0
	2007	$1.000000	$1.002664	0
TA Morgan Stanley Capital Growth - Service Class	2013	$1.269219	$1.842014	0.000
Subaccount Inception Date January 12, 2004	2012	$1.122755	$1.269219	0
	2011	$1.216911	$1.122755	0
	2010	$0.975727	$1.216911	0
	2009	$0.779420	$0.975727	0
	2008	$1.251643	$0.779420	0
	2007	$1.265886	$1.251643	0
	2006	$1.090408	$1.265886	0
	2005	$1.000000	$1.090408	0
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.542177	$2.101063	0.000
Subaccount Inception Date January 12, 2004	2012	$1.444846	$1.542177	0
	2011	$1.581656	$1.444846	0
	2010	$1.206531	$1.581656	0
	2009	$0.767828	$1.206531	0
	2008	$1.460928	$0.767828	0
	2007	$1.217975	$1.460928	0
	2006	$1.132437	$1.217975	0
	2005	$1.000000	$1.132437	0
TA Multi-Managed Balanced - Service Class	2013	$1.469687	$1.698367	0.000
Subaccount Inception Date January 12, 2004	2012	$1.332559	$1.469687	0
	2011	$1.308730	$1.332559	0
	2010	$1.076474	$1.308730	0
	2009	$0.871000	$1.076474	0
	2008	$1.316430	$0.871000	0
	2007	$1.183307	$1.316430	0
	2006	$1.108816	$1.183307	0
	2005	$1.000000	$1.108816	0
TA PIMCO Tactical - Balanced - Service Class	2013	$0.907874	$0.996498	0.000
Subaccount Inception Date November 19, 2009	2012	$0.916220	$0.907874	0
	2011	$0.966530	$0.916220	0
	2010	$1.020195	$0.966530	0
	2009	$0.998151	$1.020195	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.888152	$0.942677	0.000
Subaccount Inception Date November 19, 2009	2012	$0.891527	$0.888152	0
	2011	$0.981666	$0.891527	0
	2010	$1.021949	$0.981666	0
	2009	$0.997258	$1.021949	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.852535	$0.977236	0.000
Subaccount Inception Date November 19, 2009	2012	$0.862860	$0.852535	0
	2011	$0.994774	$0.862860	0
	2010	$1.020867	$0.994774	0
	2009	$0.996390	$1.020867	0

69

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Service Class	2013	$1.351066	$1.289214	0.000
Subaccount Inception Date January 12, 2004	2012	$1.282919	$1.351066	0
	2011	$1.233841	$1.282919	0
	2010	$1.175737	$1.233841	0
	2009	$1.035049	$1.175737	0
	2008	$1.088214	$1.035049	0
	2007	$1.019251	$1.088214	0
	2006	$0.999603	$1.019251	0
	2005	$1.000000	$0.999603	0
TA Systematic Small Mid Cap Value - Service Class	2013	$1.833753	$2.448082	0.000
Subaccount Inception Date May 1, 2004	2012	$1.610439	$1.833753	0
	2011	$1.689267	$1.610439	0
	2010	$1.323586	$1.689267	0
	2009	$0.943835	$1.323586	0
	2008	$1.631669	$0.943835	0
	2007	$1.336781	$1.631669	0
	2006	$1.156137	$1.336781	0
	2005	$1.000000	$1.156137	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.598751	$2.254569	0.000
Subaccount Inception Date January 12, 2004	2012	$1.411714	$1.598751	0
	2011	$1.417042	$1.411714	0
	2010	$1.077094	$1.417042	0
	2009	$0.793433	$1.077094	0
	2008	$1.271438	$0.793433	0
	2007	$1.185770	$1.271438	0
	2006	$1.169191	$1.185770	0
	2005	$1.000000	$1.169191	0
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.239661	$1.545901	0.000
Subaccount Inception Date November 19, 2009	2012	$1.083781	$1.239661	0
	2011	$1.149386	$1.083781	0
	2010	$1.023730	$1.149386	0
	2009	$0.999948	$1.023730	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.073216	$1.173610	0.000
Subaccount Inception Date May 1, 2008	2012	$1.008991	$1.073216	0
	2011	$1.013256	$1.008991	0
	2010	$0.932770	$1.013256	0
	2009	$0.815656	$0.932770	0
	2008	$1.000000	$0.815656	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.135030	$1.197069	0.000
Subaccount Inception Date November 19, 2009	2012	$1.084909	$1.135030	0
	2011	$1.071463	$1.084909	0
	2010	$0.997783	$1.071463	0
	2009	$0.999948	$0.997783	0
TA Vanguard ETF - Growth - Service Class	2013	$1.024959	$1.194759	0.000
Subaccount Inception Date May 1, 2008	2012	$0.936339	$1.024959	0
	2011	$0.965040	$0.936339	0
	2010	$0.870203	$0.965040	0
	2009	$0.719866	$0.870203	0
	2008	$1.000000	$0.719866	0

70

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.90%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA WMC Diversified Growth - Service Class	2013	$1.201224	$1.557636	0.000
Subaccount Inception Date January 12, 2004	2012	$1.084662	$1.201224	0
	2011	$1.150431	$1.084662	0
	2010	$0.997840	$1.150431	0
	2009	$0.788848	$0.997840	26,601
	2008	$1.493567	$0.788848	27,556
	2007	$1.311656	$1.493567	53,893
	2006	$1.233143	$1.311656	56,693
	2005	$1.000000	$1.233143	0

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.432218	$1.547835	0.000
Subaccount Inception Date September 6, 2007	2012	$1.277656	$1.432218	0
	2011	$1.265850	$1.277656	0
	2010	$1.107313	$1.265850	0
	2009	$0.964171	$1.107313	0
	2008	$1.029388	$0.964171	0
	2007	$1.000000	$1.029388	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.411267	$1.608752	0.000
Subaccount Inception Date November 10, 2008	2012	$1.269795	$1.411267	30,544
	2011	$1.335965	$1.269795	32,000
	2010	$1.235456	$1.335965	28,037
	2009	$1.012578	$1.235456	680
	2008	$1.000000	$1.012578	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.261290	$1.634355	0.000
Subaccount Inception Date January 12, 2004	2012	$1.110511	$1.261290	0
	2011	$1.110646	$1.110511	0
	2010	$0.985477	$1.110646	0
	2009	$0.794307	$0.985477	2,458
	2008	$1.286851	$0.794307	2,816
	2007	$1.245599	$1.286851	11,135
	2006	$1.098396	$1.245599	8,220
	2005	$1.069396	$1.098396	1,277
	2004	$1.000000	$1.069396	0
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.487796	$1.804938	0.000
Subaccount Inception Date November 10, 2008	2012	$1.317132	$1.487796	0
	2011	$1.365595	$1.317132	0
	2010	$1.262890	$1.365595	0
	2009	$0.989903	$1.262890	0
	2008	$1.000000	$0.989903	0
ProFund VP Asia 30	2013	$0.777466	$0.878060	0.000
Subaccount Inception Date September 6, 2007	2012	$0.685443	$0.777466	0
	2011	$0.955791	$0.685443	0
	2010	$0.854199	$0.955791	0
	2009	$0.563929	$0.854199	0
	2008	$1.167472	$0.563929	0
	2007	$1.000000	$1.167472	0

71

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Basic Materials	2013	$0.945417	$1.099875	0.000
Subaccount Inception Date September 6, 2007	2012	$0.887229	$0.945417	0
	2011	$1.077156	$0.887229	0
	2010	$0.845461	$1.077156	0
	2009	$0.530060	$0.845461	0
	2008	$1.110931	$0.530060	0
	2007	$1.000000	$1.110931	0
ProFund VP Bull	2013	$0.868267	$1.106726	0.000
Subaccount Inception Date June 21, 2007	2012	$0.776169	$0.868267	0
	2011	$0.790103	$0.776169	0
	2010	$0.714456	$0.790103	0
	2009	$0.584927	$0.714456	0
	2008	$0.955391	$0.584927	0
	2007	$1.000000	$0.955391	0
ProFund VP Consumer Services	2013	$1.173504	$1.612350	0.000
Subaccount Inception Date September 6, 2007	2012	$0.978484	$1.173504	0
	2011	$0.944142	$0.978484	0
	2010	$0.791777	$0.944142	0
	2009	$0.616206	$0.791777	0
	2008	$0.914264	$0.616206	0
	2007	$1.000000	$0.914264	0
ProFund VP Emerging Markets	2013	$0.797660	$0.733223	0.000
Subaccount Inception Date September 6, 2007	2012	$0.762025	$0.797660	0
	2011	$0.966076	$0.762025	0
	2010	$0.895927	$0.966076	0
	2009	$0.561754	$0.895927	0
	2008	$1.145969	$0.561754	0
	2007	$1.000000	$1.145969	0
ProFund VP Europe 30	2013	$0.759352	$0.907319	0.000
Subaccount Inception Date September 6, 2007	2012	$0.663052	$0.759352	0
	2011	$0.740792	$0.663052	0
	2010	$0.734770	$0.740792	0
	2009	$0.565411	$0.734770	0
	2008	$1.028008	$0.565411	0
	2007	$1.000000	$1.028008	0
ProFund VP Falling US Dollar	2013	$0.890754	$0.857406	0.000
Subaccount Inception Date September 6, 2007	2012	$0.913911	$0.890754	0
	2011	$0.956370	$0.913911	0
	2010	$0.999448	$0.956370	0
	2009	$0.984789	$0.999448	0
	2008	$1.056621	$0.984789	0
	2007	$1.000000	$1.056621	0
ProFund VP Financials	2013	$0.535232	$0.694422	0.000
Subaccount Inception Date September 6, 2007	2012	$0.436873	$0.535232	0
	2011	$0.516114	$0.436873	0
	2010	$0.473632	$0.516114	0
	2009	$0.419232	$0.473632	0
	2008	$0.863020	$0.419232	0
	2007	$1.000000	$0.863020	0

72

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP International	2013	$0.684648	$0.803641	0.000
Subaccount Inception Date September 6, 2007	2012	$0.601232	$0.684648	0
	2011	$0.714494	$0.601232	0
	2010	$0.674702	$0.714494	0
	2009	$0.551042	$0.674702	0
	2008	$1.009042	$0.551042	0
	2007	$1.000000	$1.009042	0
ProFund VP Japan	2013	$0.509282	$0.741600	0.000
Subaccount Inception Date September 6, 2007	2012	$0.421713	$0.509282	0
	2011	$0.526999	$0.421713	0
	2010	$0.573994	$0.526999	0
	2009	$0.529615	$0.573994	0
	2008	$0.911470	$0.529615	0
	2007	$1.000000	$0.911470	0
ProFund VP Mid-Cap	2013	$1.002040	$1.287416	0.000
Subaccount Inception Date September 6, 2007	2012	$0.882957	$1.002040	0
	2011	$0.938061	$0.882957	0
	2010	$0.769815	$0.938061	0
	2009	$0.589773	$0.769815	0
	2008	$0.974242	$0.589773	0
	2007	$1.000000	$0.974242	0
ProFund VP Money Market	2013	$0.931575	$0.915281	0.000
Subaccount Inception Date June 21, 2007	2012	$0.948247	$0.931575	0
	2011	$0.965068	$0.948247	0
	2010	$0.982242	$0.965068	0
	2009	$0.999623	$0.982242	0
	2008	$1.009221	$0.999623	0
	2007	$1.000000	$1.009221	0
ProFund VP NASDAQ-100	2013	$1.182612	$1.559878	0.000
Subaccount Inception Date June 21, 2007	2012	$1.035867	$1.182612	0
	2011	$1.039348	$1.035867	0
	2010	$0.894802	$1.039348	0
	2009	$0.599242	$0.894802	0
	2008	$1.060682	$0.599242	0
	2007	$1.000000	$1.060682	0
ProFund VP Oil & Gas	2013	$0.899155	$1.095871	0.000
Subaccount Inception Date September 6, 2007	2012	$0.889653	$0.899155	0
	2011	$0.885743	$0.889653	0
	2010	$0.765677	$0.885743	1,132
	2009	$0.674860	$0.765677	4,359
	2008	$1.089701	$0.674860	4,978
	2007	$1.000000	$1.089701	0
ProFund VP Pharmaceuticals	2013	$1.121274	$1.449811	0.000
Subaccount Inception Date September 6, 2007	2012	$1.020573	$1.121274	0
	2011	$0.894595	$1.020573	0
	2010	$0.906375	$0.894595	0
	2009	$0.789324	$0.906375	0
	2008	$0.998341	$0.789324	0
	2007	$1.000000	$0.998341	0

73

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Precious Metals	2013	$0.925120	$0.563916	0.000
Subaccount Inception Date September 6, 2007	2012	$1.102199	$0.925120	0
	2011	$1.388878	$1.102199	0
	2010	$1.063614	$1.388878	0
	2009	$0.800110	$1.063614	0
	2008	$1.176452	$0.800110	0
	2007	$1.000000	$1.176452	0
ProFund VP Short Emerging Markets	2013	$0.400744	$0.392756	0.000
Subaccount Inception Date September 6, 2007	2012	$0.469204	$0.400744	0
	2011	$0.431616	$0.469204	0
	2010	$0.538600	$0.431616	0
	2009	$1.069142	$0.538600	0
	2008	$0.823154	$1.069142	0
	2007	$1.000000	$0.823154	0
ProFund VP Short International	2013	$0.600051	$0.465610	0.000
Subaccount Inception Date September 6, 2007	2012	$0.765134	$0.600051	0
	2011	$0.765072	$0.765134	0
	2010	$0.913034	$0.765072	0
	2009	$1.333202	$0.913034	0
	2008	$0.981898	$1.333202	0
	2007	$1.000000	$0.981898	0
ProFund VP Short NASDAQ-100	2013	$0.447755	$0.310500	0.000
Subaccount Inception Date September 6, 2007	2012	$0.561383	$0.447755	0
	2011	$0.638340	$0.561383	0
	2010	$0.824525	$0.638340	0
	2009	$1.414547	$0.824525	0
	2008	$0.971941	$1.414547	0
	2007	$1.000000	$0.971941	0
ProFund VP Short Small-Cap	2013	$0.434170	$0.293198	0.000
Subaccount Inception Date June 21, 2007	2012	$0.545464	$0.434170	0
	2011	$0.610778	$0.545464	0
	2010	$0.875064	$0.610778	0
	2009	$1.317261	$0.875064	0
	2008	$1.080762	$1.317261	0
	2007	$1.000000	$1.080762	0
ProFund VP Small-Cap	2013	$0.909895	$1.226159	0.000
Subaccount Inception Date June 21, 2007	2012	$0.807286	$0.909895	0
	2011	$0.871057	$0.807286	0
	2010	$0.710581	$0.871057	0
	2009	$0.573789	$0.710581	0
	2008	$0.904319	$0.573789	0
	2007	$1.000000	$0.904319	0
ProFund VP Small-Cap Value	2013	$0.949814	$1.284537	0.000
Subaccount Inception Date September 6, 2007	2012	$0.832490	$0.949814	0
	2011	$0.883705	$0.832490	0
	2010	$0.736766	$0.883705	0
	2009	$0.622942	$0.736766	0
	2008	$0.914950	$0.622942	0
	2007	$1.000000	$0.914950	0

74

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Telecommunications	2013	$0.842139	$0.927089	0.000
Subaccount Inception Date September 6, 2007	2012	$0.735837	$0.842139	0
	2011	$0.735321	$0.735837	0
	2010	$0.647053	$0.735321	0
	2009	$0.613770	$0.647053	0
	2008	$0.952838	$0.613770	0
	2007	$1.000000	$0.952838	0
ProFund VP UltraSmall-Cap	2013	$0.598897	$1.098144	0.000
Subaccount Inception Date September 6, 2007	2012	$0.470777	$0.598897	0
	2011	$0.590449	$0.470777	0
	2010	$0.404920	$0.590449	0
	2009	$0.294072	$0.404920	0
	2008	$0.885444	$0.294072	0
	2007	$1.000000	$0.885444	0
ProFund VP U.S. Government Plus	2013	$1.591330	$1.264440	0.000
Subaccount Inception Date September 6, 2007	2012	$1.604503	$1.591330	0
	2011	$1.138054	$1.604503	0
	2010	$1.052113	$1.138054	0
	2009	$1.589561	$1.052113	0
	2008	$1.080550	$1.589561	0
	2007	$1.000000	$1.080550	0
ProFund VP Utilities	2013	$0.939002	$1.045200	0.000
Subaccount Inception Date September 6, 2007	2012	$0.954638	$0.939002	0
	2011	$0.826984	$0.954638	0
	2010	$0.794599	$0.826984	0
	2009	$0.730488	$0.794599	0
	2008	$1.073114	$0.730488	0
	2007	$1.000000	$1.073114	0
TA Aegon High Yield Bond - Service Class	2013	$1.575912	$1.646006	0.000
Subaccount Inception Date January 12, 2004	2012	$1.370128	$1.575912	0
	2011	$1.334201	$1.370128	0
	2010	$1.210865	$1.334201	0
	2009	$0.839350	$1.210865	0
	2008	$1.146436	$0.839350	0
	2007	$1.147357	$1.146436	6,932
	2006	$1.055853	$1.147357	2,343
	2005	$1.058897	$1.055853	0
	2004	$1.000000	$1.058897	0
TA Aegon Money Market - Service Class	2013	$0.985282	$0.967903	0.000
Subaccount Inception Date January 12, 2004	2012	$1.003061	$0.985282	3,979
	2011	$1.021012	$1.003061	4,327
	2010	$1.039331	$1.021012	49,193
	2009	$1.057911	$1.039331	464,032
	2008	$1.054195	$1.057911	540,857
	2007	$1.024443	$1.054195	34,543
	2006	$0.998211	$1.024443	155,495
	2005	$0.990115	$0.998211	69,449
	2004	$1.000000	$0.990115	146,039
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.017676	$1.110811	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.017676	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.054133	$1.108721	0.000
Subaccount Inception Date December 9, 2011	2012	$1.005064	$1.054133	0
	2011	$0.000000	$1.005064	0

75

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.077111	$1.232724	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988334	$1.077111	0
	2011	$0.000000	$0.988334	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.267234	$1.213869	0.000
Subaccount Inception Date January 12, 2004	2012	$1.230314	$1.267234	11,071
	2011	$1.167350	$1.230314	11,616
	2010	$1.140205	$1.167350	52,284
	2009	$1.113971	$1.140205	24,201
	2008	$1.055786	$1.113971	24,354
	2007	$1.016141	$1.055786	17,402
	2006	$1.003688	$1.016141	0
	2005	$1.001856	$1.003688	0
	2004	$1.000000	$1.001856	0
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.267234	$1.213869	0.000
Subaccount Inception Date January 12, 2004	2012	$1.230314	$1.267234	0
	2011	$1.167350	$1.230314	0
	2010	$1.140205	$1.167350	3,127
	2009	$1.113971	$1.140205	99,024
	2008	$1.055786	$1.113971	176,795
	2007	$1.016141	$1.055786	8,022
	2006	$1.003688	$1.016141	0
	2005	$1.001856	$1.003688	0
	2004	$1.000000	$1.001856	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.220127	$1.281100	0.000
Subaccount Inception Date January 12, 2004	2012	$1.174163	$1.220127	0
	2011	$1.175673	$1.174163	0
	2010	$1.096490	$1.175673	2,400
	2009	$0.851013	$1.096490	4,638
	2008	$1.375201	$0.851013	5,059
	2007	$1.183625	$1.375201	17,585
	2006	$1.088898	$1.183625	11,156
	2005	$1.070527	$1.088898	6,244
	2004	$1.000000	$1.070527	4,933
TA Asset Allocation - Conservative - Service Class	2013	$1.298110	$1.391086	0.000
Subaccount Inception Date January 12, 2004	2012	$1.232876	$1.298110	11,719
	2011	$1.226111	$1.232876	48,966
	2010	$1.148198	$1.226111	243,242
	2009	$0.935815	$1.148198	294,738
	2008	$1.212160	$0.935815	272,303
	2007	$1.162635	$1.212160	446,745
	2006	$1.084366	$1.162635	123,561
	2005	$1.051177	$1.084366	119,614
	2004	$1.000000	$1.051177	117,236
TA Asset Allocation - Growth - Service Class	2013	$1.245402	$1.546223	0.000
Subaccount Inception Date January 12, 2004	2012	$1.128153	$1.245402	0
	2011	$1.217780	$1.128153	0
	2010	$1.081295	$1.217780	0
	2009	$0.849721	$1.081295	15,351
	2008	$1.435962	$0.849721	14,406
	2007	$1.359522	$1.435962	247,303
	2006	$1.200505	$1.359522	203,708
	2005	$1.091862	$1.200505	50,507
	2004	$1.000000	$1.091862	24,604

76

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate - Service Class	2013	$1.335089	$1.485039	0.000
Subaccount Inception Date January 12, 2004	2012	$1.245742	$1.335089	2,493
	2011	$1.264417	$1.245742	62,715
	2010	$1.168695	$1.264417	181,705
	2009	$0.942750	$1.168695	606,169
	2008	$1.300433	$0.942750	676,248
	2007	$1.228924	$1.300433	1,090,274
	2006	$1.124851	$1.228924	978,078
	2005	$1.068838	$1.124851	435,484
	2004	$1.000000	$1.068838	407,908
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.312969	$1.535365	0.000
Subaccount Inception Date January 12, 2004	2012	$1.211088	$1.312969	0
	2011	$1.261551	$1.211088	29,505
	2010	$1.142537	$1.261551	68,036
	2009	$0.909593	$1.142537	275,437
	2008	$1.380547	$0.909593	292,486
	2007	$1.306758	$1.380547	827,847
	2006	$1.171596	$1.306758	692,335
	2005	$1.087101	$1.171596	386,343
	2004	$1.000000	$1.087101	153,509
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.316328	$1.680028	0.000
Subaccount Inception Date January 12, 2004	2012	$1.202246	$1.316328	0
	2011	$1.194495	$1.202246	0
	2010	$1.103931	$1.194495	24,646
	2009	$0.988274	$1.103931	28,912
	2008	$1.525927	$0.988274	29,494
	2007	$1.488800	$1.525927	218,844
	2006	$1.299548	$1.488800	21,932
	2005	$1.143055	$1.299548	8,491
	2004	$1.000000	$1.143055	61,859
TA Clarion Global Real Estate Securities - Service Class	2013	$1.762342	$1.795362	0.000
Subaccount Inception Date January 12, 2004	2012	$1.435633	$1.762342	0
	2011	$1.554862	$1.435633	0
	2010	$1.372801	$1.554862	547
	2009	$1.050718	$1.372801	15,672
	2008	$1.860268	$1.050718	19,165
	2007	$2.034470	$1.860268	58,183
	2006	$1.459318	$2.034470	69,664
	2005	$1.312492	$1.459318	22,497
	2004	$1.000000	$1.312492	22,275
TA Hanlon Income - Service Class(3)	2013	$1.014015	$1.025325	0.000
Subaccount Inception Date November 19, 2009	2012	$0.997741	$1.014015	0
	2011	$0.986747	$0.997741	0
	2010	$1.003336	$0.986747	0
	2009	$0.999951	$1.003336	0
TA International Moderate Growth - Service Class	2013	$0.946795	$1.045988	0.000
Subaccount Inception Date May 1, 2006	2012	$0.856962	$0.946795	35,808
	2011	$0.943458	$0.856962	41,875
	2010	$0.871200	$0.943458	105,534
	2009	$0.685764	$0.871200	82,585
	2008	$1.096293	$0.685764	84,690
	2007	$1.028754	$1.096293	113,428
	2006	$1.000000	$1.028754	0

77

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Janus Balanced - Service Class	2013	$0.966310	$1.129764	0.000
Subaccount Inception Date November 19, 2009	2012	$0.874486	$0.966310	0
	2011	$0.998105	$0.874486	0
	2010	$0.985496	$0.998105	0
	2009	$0.986567	$0.985496	0
TA Jennison Growth - Service Class	2013	$1.157942	$1.561736	0.000
Subaccount Inception Date April 29, 2010	2012	$1.021487	$1.157942	0
	2011	$1.047919	$1.021487	0
	2010	$1.000000	$1.047919	0
TA JPMorgan Core Bond - Service Class	2013	$1.386196	$1.332685	0.000
Subaccount Inception Date January 12, 2004	2012	$1.347229	$1.386196	0
	2011	$1.278831	$1.347229	0
	2010	$1.205469	$1.278831	33,551
	2009	$1.121904	$1.205469	47,559
	2008	$1.085168	$1.121904	46,621
	2007	$1.036256	$1.085168	154,768
	2006	$1.017904	$1.036256	10,106
	2005	$1.015194	$1.017904	25,428
	2004	$1.000000	$1.015194	24,714
TA JPMorgan Enhanced Index - Service Class	2013	$1.244932	$1.615902	0.000
Subaccount Inception Date January 12, 2004	2012	$1.091749	$1.244932	0
	2011	$1.106111	$1.091749	0
	2010	$0.980382	$1.106111	0
	2009	$0.771789	$0.980382	0
	2008	$1.257615	$0.771789	1,596
	2007	$1.227566	$1.257615	2,809
	2006	$1.086946	$1.227566	3,141
	2005	$1.072162	$1.086946	3,373
	2004	$1.000000	$1.072162	0
TA JPMorgan Tactical Allocation - Service Class	2013	$1.063268	$1.099734	0.000
Subaccount Inception Date January 12, 2004	2012	$1.007272	$1.063268	0
	2011	$0.991212	$1.007272	0
	2010	$1.013286	$0.991212	9,675
	2009	$0.992388	$1.013286	47,724
	2008	$1.059562	$0.992388	61,005
	2007	$1.086312	$1.059562	249,035
	2006	$1.079144	$1.086312	632,342
	2005	$1.048963	$1.079144	710,568
	2004	$1.000000	$1.048963	739,063
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.006923	$1.081846	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.006923	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.001982	$1.137899	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.001982	0
TA Market Participation Strategy - Service Class	2013	$0.988910	$1.110286	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.988910	0
TA MFS International Equity - Service Class	2013	$0.944035	$1.092123	0.000
Subaccount Inception Date May 1, 2007	2012	$0.788612	$0.944035	0
	2011	$0.894149	$0.788612	0
	2010	$0.825181	$0.894149	0
	2009	$0.635246	$0.825181	0
	2008	$1.003320	$0.635246	0
	2007	$1.000000	$1.003320	0

78

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Capital Growth - Service Class	2013	$1.228446	$1.784592	0.000
Subaccount Inception Date January 12, 2004	2012	$1.085615	$1.228446	0
	2011	$1.175510	$1.085615	0
	2010	$0.941615	$1.175510	0
	2009	$0.751423	$0.941615	0
	2008	$1.205501	$0.751423	804
	2007	$1.218021	$1.205501	64,242
	2006	$1.048149	$1.218021	66,788
	2005	$1.027843	$1.048149	60,434
	2004	$1.000000	$1.027843	115,638
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.477247	$2.014582	0.000
Subaccount Inception Date January 12, 2004	2012	$1.382643	$1.477247	0
	2011	$1.512086	$1.382643	0
	2010	$1.152331	$1.512086	0
	2009	$0.732620	$1.152331	0
	2008	$1.392557	$0.732620	0
	2007	$1.159827	$1.392557	7,743
	2006	$1.077317	$1.159827	2,612
	2005	$1.021931	$1.077317	311
	2004	$1.000000	$1.021931	316
TA Multi-Managed Balanced - Service Class	2013	$1.518917	$1.756987	0.000
Subaccount Inception Date January 12, 2004	2012	$1.375842	$1.518917	11,413
	2011	$1.349910	$1.375842	74,968
	2010	$1.109256	$1.349910	77,126
	2009	$0.896650	$1.109256	9,898
	2008	$1.353859	$0.896650	13,240
	2007	$1.215742	$1.353859	44,701
	2006	$1.138089	$1.215742	18,208
	2005	$1.074797	$1.138089	13,006
	2004	$1.000000	$1.074797	10,107
TA PIMCO Tactical - Balanced - Service Class	2013	$0.910655	$1.000532	0.000
Subaccount Inception Date November 19, 2009	2012	$0.918114	$0.910655	0
	2011	$0.967578	$0.918114	0
	2010	$1.020318	$0.967578	0
	2009	$0.998154	$1.020318	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.890882	$0.946497	0.000
Subaccount Inception Date November 19, 2009	2012	$0.893389	$0.890882	0
	2011	$0.982753	$0.893389	0
	2010	$1.022067	$0.982753	0
	2009	$0.997261	$1.022067	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.855161	$0.981209	0.000
Subaccount Inception Date November 19, 2009	2012	$0.864655	$0.855161	0
	2011	$0.995864	$0.864655	0
	2010	$1.020987	$0.995864	0
	2009	$0.996392	$1.020987	0

79

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Total Return - Service Class	2013	$1.383413	$1.321382	0.000
Subaccount Inception Date January 12, 2004	2012	$1.312340	$1.383413	2,770
	2011	$1.260908	$1.312340	27,794
	2010	$1.200353	$1.260908	44,735
	2009	$1.055679	$1.200353	15,376
	2008	$1.108818	$1.055679	3,172
	2007	$1.037532	$1.108818	4,431
	2006	$1.016537	$1.037532	4,792
	2005	$1.014174	$1.016537	16,807
	2004	$1.000000	$1.014174	17,123
TA Systematic Small Mid Cap Value - Service Class	2013	$1.992795	$2.663034	0.000
Subaccount Inception Date May 1, 2004	2012	$1.748385	$1.992795	0
	2011	$1.832171	$1.748385	0
	2010	$1.434148	$1.832171	6,854
	2009	$1.021666	$1.434148	35,333
	2008	$1.764466	$1.021666	39,065
	2007	$1.444156	$1.764466	216,278
	2006	$1.247782	$1.444156	9,524
	2005	$1.121464	$1.247782	0
	2004	$1.000000	$1.121464	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.557496	$2.198543	0.000
Subaccount Inception Date January 12, 2004	2012	$1.373928	$1.557496	0
	2011	$1.377765	$1.373928	0
	2010	$1.046212	$1.377765	0
	2009	$0.769931	$1.046212	0
	2008	$1.232545	$0.769931	775
	2007	$1.148359	$1.232545	7,819
	2006	$1.131203	$1.148359	10,307
	2005	$1.043050	$1.131203	9,628
	2004	$1.000000	$1.043050	7,703
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.243479	$1.552187	0.000
Subaccount Inception Date November 19, 2009	2012	$1.086040	$1.243479	0
	2011	$1.150649	$1.086040	0
	2010	$1.023848	$1.150649	0
	2009	$0.999951	$1.023848	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.078133	$1.180148	0.000
Subaccount Inception Date May 1, 2008	2012	$1.012608	$1.078133	0
	2011	$1.015898	$1.012608	0
	2010	$0.934286	$1.015898	0
	2009	$0.816191	$0.934286	0
	2008	$1.000000	$0.816191	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.138517	$1.201927	0.000
Subaccount Inception Date November 19, 2009	2012	$1.087169	$1.138517	0
	2011	$1.072639	$1.087169	0
	2010	$0.997901	$1.072639	0
	2009	$0.999951	$0.997901	0
TA Vanguard ETF - Growth - Service Class	2013	$1.029644	$1.201404	0.000
Subaccount Inception Date May 1, 2008	2012	$0.939702	$1.029644	0
	2011	$0.967555	$0.939702	0
	2010	$0.871619	$0.967555	0
	2009	$0.720336	$0.871619	0
	2008	$1.000000	$0.720336	0

80

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.80%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA WMC Diversified Growth - Service Class	2013	$1.263392	$1.639850	0.000
Subaccount Inception Date January 12, 2004	2012	$1.139660	$1.263392	0
	2011	$1.207586	$1.139660	0
	2010	$1.046376	$1.207586	8
	2009	$0.826397	$1.046376	10,441
	2008	$1.563107	$0.826397	10,922
	2007	$1.371371	$1.563107	204,682
	2006	$1.288028	$1.371371	570,704
	2005	$1.127590	$1.288028	472,170
	2004	$1.000000	$1.127590	504,708

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.435944	$1.552636	0.000
Subaccount Inception Date September 6, 2007	2012	$1.280353	$1.435944	0
	2011	$1.267905	$1.280353	19,978
	2010	$1.108567	$1.267905	0
	2009	$0.964793	$1.108567	0
	2008	$1.029549	$0.964793	0
	2007	$1.000000	$1.029549	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.414139	$1.612810	13,676.308
Subaccount Inception Date November 10, 2008	2012	$1.271752	$1.414139	12,974
	2011	$1.337375	$1.271752	5,657
	2010	$1.236150	$1.337375	5,715
	2009	$1.012647	$1.236150	5,765
	2008	$1.000000	$1.012647	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.266871	$1.642386	1,086.175
Subaccount Inception Date January 12, 2004	2012	$1.114881	$1.266871	8,035
	2011	$1.114472	$1.114881	10,173
	2010	$0.988381	$1.114472	10,237
	2009	$0.796258	$0.988381	16,209
	2008	$1.289361	$0.796258	16,495
	2007	$1.247419	$1.289361	40,406
	2006	$1.099454	$1.247419	25,717
	2005	$1.069906	$1.099454	0
	2004	$1.000000	$1.069906	0
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.490817	$1.809482	1,412.635
Subaccount Inception Date November 10, 2008	2012	$1.319158	$1.490817	1,429
	2011	$1.367020	$1.319158	7,177
	2010	$1.263591	$1.367020	24,214
	2009	$0.989970	$1.263591	24,278
	2008	$1.000000	$0.989970	0
ProFund VP Asia 30	2013	$0.779502	$0.880797	24,070.663
Subaccount Inception Date September 6, 2007	2012	$0.686900	$0.779502	0
	2011	$0.957367	$0.686900	518
	2010	$0.855179	$0.957367	1,316
	2009	$0.564296	$0.855179	7,180
	2008	$1.167661	$0.564296	24,652
	2007	$1.000000	$1.167661	0

81

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Basic Materials	2013	$0.947895	$1.103298	0.000
Subaccount Inception Date September 6, 2007	2012	$0.889112	$0.947895	0
	2011	$1.078912	$0.889112	498
	2010	$0.846425	$1.078912	46,618
	2009	$0.530406	$0.846425	0
	2008	$1.111106	$0.530406	17,989
	2007	$1.000000	$1.111106	0
ProFund VP Bull	2013	$0.870635	$1.110273	0.000
Subaccount Inception Date June 21, 2007	2012	$0.777903	$0.870635	0
	2011	$0.791485	$0.777903	0
	2010	$0.715356	$0.791485	0
	2009	$0.585372	$0.715356	3,497
	2008	$0.955630	$0.585372	0
	2007	$1.000000	$0.955630	0
ProFund VP Consumer Services	2013	$1.176560	$1.617355	0.000
Subaccount Inception Date September 6, 2007	2012	$0.980547	$1.176560	0
	2011	$0.945672	$0.980547	2,320
	2010	$0.792660	$0.945672	0
	2009	$0.616599	$0.792660	0
	2008	$0.914407	$0.616599	0
	2007	$1.000000	$0.914407	0
ProFund VP Emerging Markets	2013	$0.799760	$0.735517	18,807.083
Subaccount Inception Date September 6, 2007	2012	$0.763653	$0.799760	0
	2011	$0.967667	$0.763653	0
	2010	$0.896966	$0.967667	5,190
	2009	$0.562123	$0.896966	15,806
	2008	$1.146154	$0.562123	645
	2007	$1.000000	$1.146154	0
ProFund VP Europe 30	2013	$0.761373	$0.910171	0.000
Subaccount Inception Date September 6, 2007	2012	$0.664483	$0.761373	0
	2011	$0.742025	$0.664483	0
	2010	$0.735625	$0.742025	0
	2009	$0.565783	$0.735625	0
	2008	$1.028172	$0.565783	0
	2007	$1.000000	$1.028172	0
ProFund VP Falling US Dollar	2013	$0.893097	$0.860085	0.000
Subaccount Inception Date September 6, 2007	2012	$0.915860	$0.893097	0
	2011	$0.957951	$0.915860	0
	2010	$1.000602	$0.957951	0
	2009	$0.985437	$1.000602	0
	2008	$1.056785	$0.985437	11,724
	2007	$1.000000	$1.056785	0
ProFund VP Financials	2013	$0.536622	$0.696574	0.000
Subaccount Inception Date September 6, 2007	2012	$0.437794	$0.536622	0
	2011	$0.516957	$0.437794	0
	2010	$0.474170	$0.516957	0
	2009	$0.419508	$0.474170	0
	2008	$0.863162	$0.419508	65,758
	2007	$1.000000	$0.863162	0

82

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP International	2013	$0.686448	$0.806159	0.000
Subaccount Inception Date September 6, 2007	2012	$0.602519	$0.686448	0
	2011	$0.715668	$0.602519	0
	2010	$0.675475	$0.715668	35,641
	2009	$0.551396	$0.675475	0
	2008	$1.009197	$0.551396	0
	2007	$1.000000	$1.009197	4,690
ProFund VP Japan	2013	$0.510623	$0.743921	0.000
Subaccount Inception Date September 6, 2007	2012	$0.422612	$0.510623	0
	2011	$0.527863	$0.422612	0
	2010	$0.574643	$0.527863	0
	2009	$0.529962	$0.574643	0
	2008	$0.911622	$0.529962	0
	2007	$1.000000	$0.911622	0
ProFund VP Mid-Cap	2013	$1.004663	$1.291427	8,427.471
Subaccount Inception Date September 6, 2007	2012	$0.884826	$1.004663	17,824
	2011	$0.939583	$0.884826	22,940
	2010	$0.770689	$0.939583	2,341
	2009	$0.590154	$0.770689	5,634
	2008	$0.974391	$0.590154	0
	2007	$1.000000	$0.974391	0
ProFund VP Money Market	2013	$0.934140	$0.918261	0.000
Subaccount Inception Date June 21, 2007	2012	$0.950377	$0.934140	0
	2011	$0.966767	$0.950377	0
	2010	$0.983504	$0.966767	0
	2009	$1.000410	$0.983504	61,663
	2008	$1.009479	$1.000410	20,220
	2007	$1.000000	$1.009479	20,909
ProFund VP NASDAQ-100	2013	$1.185828	$1.564894	2,784.434
Subaccount Inception Date June 21, 2007	2012	$1.038169	$1.185828	4,627
	2011	$1.041139	$1.038169	14,673
	2010	$0.895902	$1.041139	55,767
	2009	$0.599690	$0.895902	14,579
	2008	$1.060951	$0.599690	0
	2007	$1.000000	$1.060951	0
ProFund VP Oil & Gas	2013	$0.901520	$1.099296	34,326.647
Subaccount Inception Date September 6, 2007	2012	$0.891555	$0.901520	13,897
	2011	$0.887195	$0.891555	11,186
	2010	$0.766555	$0.887195	9,731
	2009	$0.675308	$0.766555	42,391
	2008	$1.089878	$0.675308	23,257
	2007	$1.000000	$1.089878	1,292
ProFund VP Pharmaceuticals	2013	$1.124209	$1.454322	0.000
Subaccount Inception Date September 6, 2007	2012	$1.022740	$1.124209	11,467
	2011	$0.896047	$1.022740	11,467
	2010	$0.907404	$0.896047	0
	2009	$0.789835	$0.907404	0
	2008	$0.998501	$0.789835	0
	2007	$1.000000	$0.998501	0

83

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Precious Metals	2013	$0.927538	$0.565657	4,597.183
Subaccount Inception Date September 6, 2007	2012	$1.104531	$0.927538	4,267
	2011	$1.391139	$1.104531	4,070
	2010	$1.064828	$1.391139	19,300
	2009	$0.800633	$1.064828	28,210
	2008	$1.176643	$0.800633	36,320
	2007	$1.000000	$1.176643	7,106
ProFund VP Short Emerging Markets	2013	$0.401804	$0.393983	0.000
Subaccount Inception Date September 6, 2007	2012	$0.470208	$0.401804	2,814
	2011	$0.432326	$0.470208	2,814
	2010	$0.539218	$0.432326	1,328
	2009	$1.069837	$0.539218	1,578
	2008	$0.823283	$1.069837	1,754
	2007	$1.000000	$0.823283	0
ProFund VP Short International	2013	$0.601622	$0.467062	22.508
Subaccount Inception Date September 6, 2007	2012	$0.766752	$0.601622	37
	2011	$0.766323	$0.766752	1,596
	2010	$0.914083	$0.766323	2,601
	2009	$1.334074	$0.914083	17,978
	2008	$0.982053	$1.334074	3,372
	2007	$1.000000	$0.982053	0
ProFund VP Short NASDAQ-100	2013	$0.448935	$0.311471	22.993
Subaccount Inception Date September 6, 2007	2012	$0.562576	$0.448935	37
	2011	$0.639386	$0.562576	112
	2010	$0.825467	$0.639386	862
	2009	$1.415466	$0.825467	18,101
	2008	$0.972093	$1.415466	3,115
	2007	$1.000000	$0.972093	0
ProFund VP Short Small-Cap	2013	$0.435347	$0.294151	0.000
Subaccount Inception Date June 21, 2007	2012	$0.546672	$0.435347	0
	2011	$0.611834	$0.546672	0
	2010	$0.876154	$0.611834	419
	2009	$1.318255	$0.876154	4,540
	2008	$1.081043	$1.318255	5,066
	2007	$1.000000	$1.081043	9,789
ProFund VP Small-Cap	2013	$0.912359	$1.230094	0.000
Subaccount Inception Date June 21, 2007	2012	$0.809081	$0.912359	0
	2011	$0.872570	$0.809081	0
	2010	$0.711469	$0.872570	0
	2009	$0.574224	$0.711469	0
	2008	$0.904546	$0.574224	0
	2007	$1.000000	$0.904546	0
ProFund VP Small-Cap Value	2013	$0.952318	$1.288567	0.000
Subaccount Inception Date September 6, 2007	2012	$0.834272	$0.952318	0
	2011	$0.855159	$0.834272	0
	2010	$0.737611	$0.855159	609
	2009	$0.623348	$0.737611	600
	2008	$0.915094	$0.623348	0
	2007	$1.000000	$0.915094	0

84

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Telecommunications	2013	$0.844362	$0.929998	0.000
Subaccount Inception Date September 6, 2007	2012	$0.737402	$0.844362	0
	2011	$0.736527	$0.737402	0
	2010	$0.647800	$0.736527	0
	2009	$0.614172	$0.647800	0
	2008	$0.952985	$0.614172	0
	2007	$1.000000	$0.952985	0
ProFund VP UltraSmall-Cap	2013	$0.600486	$1.101615	4,074.259
Subaccount Inception Date September 6, 2007	2012	$0.471791	$0.600486	0
	2011	$0.591430	$0.471791	0
	2010	$0.405393	$0.591430	0
	2009	$0.294265	$0.405393	7,536
	2008	$0.885583	$0.294265	0
	2007	$1.000000	$0.885583	0
ProFund VP U.S. Government Plus	2013	$1.595553	$1.268418	110.685
Subaccount Inception Date September 6, 2007	2012	$1.607958	$1.595553	1,066
	2011	$1.139937	$1.607958	1,427
	2010	$1.053329	$1.139937	9,580
	2009	$1.590613	$1.053329	4,718
	2008	$1.080729	$1.590613	33,760
	2007	$1.000000	$1.080729	0
ProFund VP Utilities	2013	$0.941504	$1.048495	17,264.110
Subaccount Inception Date September 6, 2007	2012	$0.956709	$0.941504	33,217
	2011	$0.828373	$0.956709	34,209
	2010	$0.795530	$0.828373	9,952
	2009	$0.730981	$0.795530	7,072
	2008	$1.073289	$0.730981	4,891
	2007	$1.000000	$1.073289	1,300
TA Aegon High Yield Bond - Service Class	2013	$1.582860	$1.654080	1,610.460
Subaccount Inception Date January 12, 2004	2012	$1.375486	$1.582860	37,318
	2011	$1.338761	$1.375486	7,373
	2010	$1.214406	$1.338761	10,120
	2009	$0.841391	$1.214406	57,994
	2008	$1.148656	$0.841391	2,473
	2007	$1.149023	$1.148656	5,341
	2006	$1.056876	$1.149023	5,024
	2005	$1.059404	$1.056876	0
	2004	$1.000000	$1.059404	0
TA Aegon Money Market - Service Class	2013	$0.989626	$0.972655	613,419.324
Subaccount Inception Date January 12, 2004	2012	$1.006982	$0.989626	1,277,293
	2011	$1.024490	$1.006982	1,780,020
	2010	$1.042372	$1.024490	419,467
	2009	$1.060513	$1.042372	1,058,068
	2008	$1.056279	$1.060513	3,250,627
	2007	$1.025967	$1.056279	452,032
	2006	$0.999196	$1.025967	552,884
	2005	$0.990590	$0.999196	7,303
	2004	$1.000000	$0.990590	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.018010	$1.111708	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.018010	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.054692	$1.109850	0.000
Subaccount Inception Date December 9, 2011	2012	$1.005094	$1.054692	0
	2011	$0.000000	$1.005094	0

85

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.077677	$1.233977	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988360	$1.077677	0
	2011	$0.000000	$0.988360	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.272820	$1.219814	42,245.221
Subaccount Inception Date January 12, 2004	2012	$1.235129	$1.272820	88,475
	2011	$1.171350	$1.235129	90,314
	2010	$1.143552	$1.171350	82,950
	2009	$1.116690	$1.143552	176,455
	2008	$1.057846	$1.116690	102,273
	2007	$1.017623	$1.057846	105,776
	2006	$1.004661	$1.017623	76,812
	2005	$1.002340	$1.004661	11,246
	2004	$1.000000	$1.002340	0
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.272820	$1.219814	141,018.198
Subaccount Inception Date January 12, 2004	2012	$1.235129	$1.272820	242,176
	2011	$1.171350	$1.235129	283,465
	2010	$1.143552	$1.171350	267,266
	2009	$1.116690	$1.143552	531,815
	2008	$1.057846	$1.116690	914,588
	2007	$1.017623	$1.057846	11,085
	2006	$1.004661	$1.017623	0
	2005	$1.002340	$1.004661	0
	2004	$1.000000	$1.002340	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.225508	$1.287380	0.000
Subaccount Inception Date January 12, 2004	2012	$1.178750	$1.225508	0
	2011	$1.179694	$1.178750	2,247
	2010	$1.099702	$1.179694	2,250
	2009	$0.853083	$1.099702	48,260
	2008	$1.377874	$0.853083	2,256
	2007	$1.185346	$1.377874	3,777
	2006	$1.089950	$1.185346	307
	2005	$1.071037	$1.089950	208
	2004	$1.000000	$1.071037	91
TA Asset Allocation - Conservative - Service Class	2013	$1.303864	$1.397939	110,553.303
Subaccount Inception Date January 12, 2004	2012	$1.237743	$1.303864	349,087
	2011	$1.230351	$1.237743	239,504
	2010	$1.151608	$1.230351	1,532,537
	2009	$0.938124	$1.151608	1,861,823
	2008	$1.214542	$0.938124	220,025
	2007	$1.164335	$1.214542	354,175
	2006	$1.085416	$1.164335	459,235
	2005	$1.051679	$1.085416	365,544
	2004	$1.000000	$1.051679	153,645
TA Asset Allocation - Growth - Service Class	2013	$1.250875	$1.553793	76,007.930
Subaccount Inception Date January 12, 2004	2012	$1.132555	$1.250875	91,603
	2011	$1.221935	$1.132555	118,103
	2010	$1.084459	$1.221935	91,152
	2009	$0.851789	$1.084459	108,380
	2008	$1.438753	$0.851789	131,051
	2007	$1.361483	$1.438753	1,705,584
	2006	$1.201655	$1.361483	494,105
	2005	$1.092380	$1.201655	588,842
	2004	$1.000000	$1.092380	273,496

86

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate - Service Class	2013	$1.340971	$1.492309	2,086,727.812
Subaccount Inception Date January 12, 2004	2012	$1.250618	$1.340971	2,313,059
	2011	$1.268751	$1.250618	2,615,293
	2010	$1.172122	$1.268751	2,907,014
	2009	$0.945057	$1.172122	3,169,887
	2008	$1.302964	$0.945057	3,161,333
	2007	$1.230706	$1.302964	2,051,024
	2006	$1.125930	$1.230706	1,716,597
	2005	$1.069339	$1.125930	1,596,431
	2004	$1.000000	$1.069339	370,007
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.318768	$1.542909	2,435,486.990
Subaccount Inception Date January 12, 2004	2012	$1.215842	$1.318768	2,391,676
	2011	$1.265894	$1.215842	2,534,130
	2010	$1.145900	$1.265894	2,711,445
	2009	$0.911831	$1.145900	2,897,668
	2008	$1.383254	$0.911831	3,177,866
	2007	$1.308673	$1.383254	3,002,959
	2006	$1.172733	$1.308673	2,092,479
	2005	$1.087623	$1.172733	1,083,909
	2004	$1.000000	$1.087623	322,064
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.322123	$1.688256	40,610.085
Subaccount Inception Date January 12, 2004	2012	$1.206948	$1.322123	76,549
	2011	$1.198577	$1.206948	54,397
	2010	$1.107158	$1.198577	70,308
	2009	$0.990686	$1.107158	28,558
	2008	$1.528900	$0.990686	5,072
	2007	$1.490970	$1.528900	66,578
	2006	$1.300801	$1.490970	70,040
	2005	$1.143595	$1.300801	18,461
	2004	$1.000000	$1.143595	3,633
TA Clarion Global Real Estate Securities - Service Class	2013	$1.770160	$1.804222	31,388.810
Subaccount Inception Date January 12, 2004	2012	$1.441295	$1.770160	23,327
	2011	$1.560224	$1.441295	24,817
	2010	$1.376860	$1.560224	38,003
	2009	$1.053299	$1.376860	35,676
	2008	$1.863929	$1.053299	42,691
	2007	$2.037464	$1.863929	65,632
	2006	$1.460741	$2.037464	120,825
	2005	$1.313124	$1.460741	52,013
	2004	$1.000000	$1.313124	4,429
TA Hanlon Income - Service Class(3)	2013	$1.015555	$1.027379	0.000
Subaccount Inception Date November 9, 2009	2012	$0.998774	$1.015555	0
	2011	$0.987297	$0.998774	83,087
	2010	$1.003388	$0.987297	83,867
	2009	$0.999952	$1.003388	0
TA International Moderate Growth - Service Class	2013	$0.949894	$1.049919	269,245.468
Subaccount Inception Date May 1, 2006	2012	$0.859336	$0.949894	230,543
	2011	$0.945602	$0.859336	258,880
	2010	$0.872753	$0.945602	266,380
	2009	$0.686639	$0.872753	276,406
	2008	$1.097167	$0.686639	271,996
	2007	$1.029080	$1.097167	352,778
	2006	$1.000000	$1.029080	231,775

87

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Janus Balanced - Service Class	2013	$0.967796	$1.132055	0.000
Subaccount Inception Date November 19, 2009	2012	$0.875390	$0.967796	0
	2011	$0.998657	$0.875390	0
	2010	$0.985557	$0.998657	0
	2009	$0.986568	$0.985557	0
TA Jennison Growth - Service Class	2013	$1.159467	$1.564578	9,799.368
Subaccount Inception Date April 29, 2010	2012	$1.022323	$1.159467	0
	2011	$1.048271	$1.022323	2,443
	2010	$1.000000	$1.048271	2,445
TA JPMorgan Core Bond - Service Class	2013	$1.392364	$1.339277	39,082.973
Subaccount Inception Date January 12, 2004	2012	$1.352552	$1.392364	90,914
	2011	$1.283235	$1.352552	93,665
	2010	$1.209035	$1.283235	95,884
	2009	$1.124663	$1.209035	44,324
	2008	$1.087295	$1.124663	45,841
	2007	$1.037782	$1.087295	13,632
	2006	$1.018906	$1.037782	826
	2005	$1.015688	$1.018906	328
	2004	$1.000000	$1.015688	318
TA JPMorgan Enhanced Index - Service Class	2013	$1.250425	$1.623832	0.000
Subaccount Inception Date January 12, 2004	2012	$1.096024	$1.250425	28,641
	2011	$1.109905	$1.096024	0
	2010	$0.983274	$1.109905	0
	2009	$0.773672	$0.983274	0
	2008	$1.260060	$0.773672	0
	2007	$1.229336	$1.260060	0
	2006	$1.087983	$1.229336	0
	2005	$1.072669	$1.087983	0
	2004	$1.000000	$1.072669	0
TA JPMorgan Tactical Allocation - Service Class	2013	$1.067972	$1.105136	36,058.981
Subaccount Inception Date January 12, 2004	2012	$1.011240	$1.067972	42,205
	2011	$0.994627	$1.011240	42,484
	2010	$1.016262	$0.994627	59,223
	2009	$0.994816	$1.016262	75,549
	2008	$1.061631	$0.994816	90,636
	2007	$1.087899	$1.061631	160,602
	2006	$1.080182	$1.087899	152,835
	2005	$1.049446	$1.080182	239,449
	2004	$1.000000	$1.049446	47,292
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.007249	$1.082724	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.007249	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.002310	$1.138831	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.002310	0
TA Market Participation Strategy - Service Class	2013	$0.989050	$1.110995	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.989050	0
TA MFS International Equity - Service Class	2013	$0.946659	$1.095693	52,950.536
Subaccount Inception Date May 1, 2007	2012	$0.790410	$0.946659	552
	2011	$0.895751	$0.790410	46,827
	2010	$0.826264	$0.895751	31,077
	2009	$0.635768	$0.826264	584
	2008	$1.003646	$0.635768	3,808
	2007	$1.000000	$1.003646	4,823

88

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Capital Growth - Service Class	2013	$1.233881	$1.793367	20,873.050
Subaccount Inception Date January 12, 2004	2012	$1.089882	$1.233881	0
	2011	$1.179554	$1.089882	2,184
	2010	$0.944393	$1.179554	2,186
	2009	$0.753269	$0.944393	4,643
	2008	$1.207860	$0.753269	4,647
	2007	$1.219792	$1.207860	16,178
	2006	$1.049153	$1.219792	12,703
	2005	$1.028330	$1.049153	9,871
	2004	$1.000000	$1.028330	8,401
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.483743	$2.024434	17,850.553
Subaccount Inception Date January 12, 2004	2012	$1.388050	$1.483743	19,994
	2011	$1.517254	$1.388050	23,118
	2010	$1.155700	$1.517254	33,306
	2009	$0.734404	$1.155700	10,082
	2008	$1.395276	$0.734404	1,300
	2007	$1.161519	$1.395276	67,105
	2006	$1.078365	$1.161519	1,968
	2005	$1.022418	$1.078365	2,010
	2004	$1.000000	$1.022418	364
TA Multi-Managed Balanced - Service Class	2013	$1.525646	$1.765628	93,421.844
Subaccount Inception Date January 12, 2004	2012	$1.381252	$1.525646	113,929
	2011	$1.354553	$1.381252	91,298
	2010	$1.112525	$1.354553	91,446
	2009	$0.898840	$1.112525	63,925
	2008	$1.356499	$0.898840	70,967
	2007	$1.217511	$1.356499	105,868
	2006	$1.139187	$1.217511	54,912
	2005	$1.075310	$1.139187	7,572
TA PIMCO Tactical - Balanced - Service Class	2013	$0.912062	$1.002567	30,851.495
Subaccount Inception Date November 19, 2009	2012	$0.919076	$0.912062	0
	2011	$0.968114	$0.919076	0
	2010	$1.020377	$0.968114	0
	2009	$0.998156	$1.020377	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.892250	$0.948413	0.000
Subaccount Inception Date November 9, 2009	2012	$0.894314	$0.892250	0
	2011	$0.983287	$0.894314	0
	2010	$1.022125	$0.983287	0
	2009	$0.997262	$1.022125	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.856484	$0.983212	781.568
Subaccount Inception Date November 19, 2009	2012	$0.865554	$0.856484	1,267
	2011	$0.996415	$0.865554	1,318
	2010	$1.021045	$0.996415	1,318
	2009	$0.996394	$1.021045	0
TA PIMCO Total Return - Service Class	2013	$1.389528	$1.327868	52,875.424
Subaccount Inception Date January 12, 2004	2012	$1.317487	$1.389528	194,693
	2011	$1.265218	$1.317487	219,943
	2010	$1.203867	$1.265218	214,535
	2009	$1.058247	$1.203867	127,839
	2008	$1.110967	$1.058247	80,515
	2007	$1.039039	$1.110967	90,033
	2006	$1.017510	$1.039039	64,825
	2005	$1.014644	$1.017510	22,078
	2004	$1.000000	$1.014644	90

89

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.75%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Systematic Small Mid Cap Value - Service Class	2013	$2.001254	$2.675652	6,912.257
Subaccount Inception Date May 1, 2004	2012	$1.754945	$2.001254	4,528
	2011	$1.838141	$1.754945	10,393
	2010	$1.438119	$1.838141	7,611
	2009	$1.023994	$1.438119	14,765
	2008	$1.767617	$1.023994	101,918
	2007	$1.446022	$1.767617	133,360
	2006	$1.248786	$1.446022	127,006
	2005	$1.121826	$1.248786	23,081
	2004	$1.000000	$1.121826	6,613
TA T. Rowe Price Small Cap - Service Class	2013	$1.564329	$2.209278	6,598.565
Subaccount Inception Date January 12, 2004	2012	$1.379275	$1.564329	15,741
	2011	$1.382451	$1.379275	19,401
	2010	$1.049271	$1.382451	22,809
	2009	$0.771794	$1.049271	7,088
	2008	$1.234936	$0.771794	6,680
	2007	$1.150022	$1.234936	14,287
	2006	$1.132292	$1.150022	1,104
	2005	$1.043546	$1.132292	3,291
	2004	$1.000000	$1.043546	548
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.245360	$1.555294	0.000
Subaccount Inception Date November 19, 2009	2012	$1.087159	$1.245360	0
	2011	$1.151278	$1.087159	0
	2010	$1.023908	$1.151278	0
	2009	$0.999952	$1.023908	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.080606	$1.183433	17,715.630
Subaccount Inception Date May 1, 2008	2012	$1.014433	$1.080606	16,777
	2011	$1.017230	$1.014433	3,713
	2010	$0.935049	$1.017230	3,751
	2009	$0.816459	$0.935049	3,783
	2008	$1.000000	$0.816459	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.140253	$1.204352	0.000
Subaccount Inception Date November 19, 2009	2012	$1.088293	$1.140253	0
	2011	$1.073221	$1.088293	0
	2010	$0.997954	$1.073221	0
	2009	$0.999952	$0.997954	0
TA Vanguard ETF - Growth - Service Class	2013	$1.032001	$1.204741	23,270.253
Subaccount Inception Date May 1, 2008	2012	$0.941380	$1.032001	20,330
	2011	$0.968815	$0.941380	2,592
	2010	$0.872328	$0.968815	2,589
	2009	$0.720567	$0.872328	2,663
	2008	$1.000000	$0.720567	0
TA WMC Diversified Growth - Service Class	2013	$1.268971	$1.647896	50,858.941
Subaccount Inception Date January 12, 2004	2012	$1.144134	$1.268971	42,772
	2011	$1.211734	$1.144134	47,964
	2010	$1.049462	$1.211734	9,414
	2009	$0.828434	$1.049462	28,217
	2008	$1.566183	$0.828434	32,204
	2007	$1.373381	$1.566183	95,973
	2006	$1.289270	$1.373381	130,422
	2005	$1.128132	$1.289270	60,101
	2004	$1.000000	$1.128132	38,733

90

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.443485	$1.562312	0.000
Subaccount Inception Date September 6, 2007	2012	$1.285809	$1.443485	0
	2011	$1.272059	$1.285809	0
	2010	$1.111100	$1.272059	0
	2009	$0.966052	$1.111100	6,003
	2008	$1.029880	$0.966052	15,513
	2007	$1.000000	$1.029880	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.419893	$1.620969	13,922.457
Subaccount Inception Date November 10, 2008	2012	$1.275667	$1.419893	21,430
	2011	$1.340179	$1.275667	2,707
	2010	$1.237531	$1.340179	2,960
	2009	$1.012783	$1.237531	0
	2008	$1.000000	$1.012783	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.278124	$1.658605	155,146.487
Subaccount Inception Date January 12, 2004	2012	$1.123669	$1.278124	155,385
	2011	$1.122151	$1.123669	187,651
	2010	$0.994212	$1.122151	47,650
	2009	$0.800164	$0.994212	63,154
	2008	$1.294420	$0.800164	55,104
	2007	$1.251066	$1.294420	125,791
	2006	$1.101590	$1.251066	107,807
	2005	$1.070934	$1.101590	59,645
	2004	$1.000000	$1.070934	58,557
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.496889	$1.818636	0.000
Subaccount Inception Date November 10, 2008	2012	$1.323222	$1.496889	3,005
	2011	$1.369903	$1.323222	0
	2010	$1.265010	$1.369903	0
	2009	$0.990107	$1.265010	0
	2008	$1.000000	$0.990107	0
ProFund VP Asia 30	2013	$0.783621	$0.886317	82,849.393
Subaccount Inception Date September 6, 2007	2012	$0.689848	$0.783621	94,931
	2011	$0.960518	$0.689848	130,725
	2010	$0.857150	$0.960518	135,068
	2009	$0.565035	$0.857150	57,758
	2008	$1.168030	$0.565035	9,297
	2007	$1.000000	$1.168030	16,270
ProFund VP Basic Materials	2013	$0.952850	$1.110162	4,291.511
Subaccount Inception Date September 6, 2007	2012	$0.892888	$0.952850	225
	2011	$1.082431	$0.892888	2,684
	2010	$0.848357	$1.082431	32,058
	2009	$0.531097	$0.848357	2,649
	2008	$1.111461	$0.531097	20,991
	2007	$1.000000	$1.111461	1,164
ProFund VP Bull	2013	$0.875370	$1.117413	0.000
Subaccount Inception Date June 21, 2007	2012	$0.781364	$0.875370	0
	2011	$0.794226	$0.781364	0
	2010	$0.717132	$0.794226	0
	2009	$0.586250	$0.717132	0
	2008	$0.956134	$0.586250	0
	2007	$1.000000	$0.956134	0

91

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Consumer Services	2013	$1.182754	$1.627459	0.000
Subaccount Inception Date September 6, 2007	2012	$0.984733	$1.182754	0
	2011	$0.948780	$0.984733	0
	2010	$0.794499	$0.948780	26,100
	2009	$0.617409	$0.794499	0
	2008	$0.914699	$0.617409	4,984
	2007	$1.000000	$0.914699	0
ProFund VP Emerging Markets	2013	$0.803944	$0.740099	58,570.735
Subaccount Inception Date September 6, 2007	2012	$0.766886	$0.803944	56,924
	2011	$0.970823	$0.766886	90,995
	2010	$0.899005	$0.970823	101,360
	2009	$0.562852	$0.899005	249,508
	2008	$1.146516	$0.562852	3,285
	2007	$1.000000	$1.146516	6,646
ProFund VP Europe 30	2013	$0.765351	$0.915833	0.000
Subaccount Inception Date September 6, 2007	2012	$0.667289	$0.765351	0
	2011	$0.744426	$0.667289	0
	2010	$0.737286	$0.744426	0
	2009	$0.566515	$0.737286	411
	2008	$1.028497	$0.566515	412
	2007	$1.000000	$1.028497	0
ProFund VP Falling US Dollar	2013	$0.897771	$0.865435	0.000
Subaccount Inception Date September 6, 2007	2012	$0.919752	$0.897771	0
	2011	$0.961078	$0.919752	0
	2010	$1.002890	$0.961078	0
	2009	$0.986726	$1.002890	0
	2008	$1.057126	$0.986726	0
	2007	$1.000000	$1.057126	0
ProFund VP Financials	2013	$0.539459	$0.700929	26,065.129
Subaccount Inception Date September 6, 2007	2012	$0.439669	$0.539459	28,848
	2011	$0.518658	$0.439669	28,373
	2010	$0.475263	$0.518658	27,878
	2009	$0.420060	$0.475263	30,812
	2008	$0.863440	$0.420060	479,497
	2007	$1.000000	$0.863440	0
ProFund VP International	2013	$0.690060	$0.811195	0.000
Subaccount Inception Date September 6, 2007	2012	$0.605089	$0.690060	0
	2011	$0.718020	$0.605089	0
	2010	$0.677025	$0.718020	640
	2009	$0.552119	$0.677025	0
	2008	$1.009518	$0.552119	0
	2007	$1.000000	$1.009518	0
ProFund VP Japan	2013	$0.513306	$0.748556	0.000
Subaccount Inception Date September 6, 2007	2012	$0.424419	$0.513306	0
	2011	$0.529596	$0.424419	0
	2010	$0.575966	$0.529596	6,102
	2009	$0.530659	$0.575966	0
	2008	$0.911913	$0.530659	0
	2007	$1.000000	$0.911913	0

92

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Mid-Cap	2013	$1.009952	$1.299497	0.000
Subaccount Inception Date September 6, 2007	2012	$0.888608	$1.009952	0
	2011	$0.942677	$0.888608	0
	2010	$0.772462	$0.942677	0
	2009	$0.590934	$0.772462	0
	2008	$0.974703	$0.590934	0
	2007	$1.000000	$0.974703	0
ProFund VP Money Market	2013	$0.939205	$0.924169	101,477.050
Subaccount Inception Date June 21, 2007	2012	$0.954611	$0.939205	101,488
	2011	$0.970145	$0.954611	99,227
	2010	$0.985935	$0.970145	638
	2009	$1.001886	$0.985935	24,623
	2008	$1.010007	$1.001886	14,801
	2007	$1.000000	$1.010007	0
ProFund VP NASDAQ-100	2013	$1.192288	$1.574963	3,483.568
Subaccount Inception Date June 21, 2007	2012	$1.042789	$1.192288	223
	2011	$1.044758	$1.042789	449
	2010	$0.898128	$1.044758	24,084
	2009	$0.600587	$0.898128	253,723
	2008	$1.061502	$0.600587	0
	2007	$1.000000	$1.061502	0
ProFund VP Oil & Gas	2013	$0.906264	$1.106162	678.612
Subaccount Inception Date September 6, 2007	2012	$0.895356	$0.906264	7,307
	2011	$0.890104	$0.895356	1,141
	2010	$0.768320	$0.890104	366,043
	2009	$0.676189	$0.768320	22,377
	2008	$1.090225	$0.676189	14,054
	2007	$1.000000	$1.090225	0
ProFund VP Pharmaceuticals	2013	$1.130130	$1.463414	18,843.963
Subaccount Inception Date September 6, 2007	2012	$1.027117	$1.130130	20,964
	2011	$0.899003	$1.027117	20,745
	2010	$0.909499	$0.899003	20,491
	2009	$0.790869	$0.909499	22,754
	2008	$0.998815	$0.790869	40,309
	2007	$1.000000	$0.998815	0
ProFund VP Precious Metals	2013	$0.932406	$0.569203	67,710.324
Subaccount Inception Date September 6, 2007	2012	$1.109231	$0.932406	49,895
	2011	$1.395690	$1.109231	30,178
	2010	$1.067271	$1.395690	15,660
	2009	$0.801679	$1.067271	37,113
	2008	$1.177007	$0.801679	27,513
	2007	$1.000000	$1.177007	0
ProFund VP Short Emerging Markets	2013	$0.403907	$0.396438	0.000
Subaccount Inception Date September 6, 2007	2012	$0.472207	$0.403907	0
	2011	$0.433739	$0.472207	0
	2010	$0.540451	$0.433739	0
	2009	$1.071229	$0.540451	0
	2008	$0.823540	$1.071229	0
	2007	$1.000000	$0.823540	0

93

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short International	2013	$0.604771	$0.469969	0.000
Subaccount Inception Date September 6, 2007	2012	$0.770017	$0.604771	0
	2011	$0.768834	$0.770017	1,577
	2010	$0.916175	$0.768834	1,584
	2009	$1.335806	$0.916175	1,591
	2008	$0.982361	$1.335806	1,597
	2007	$1.000000	$0.982361	0
ProFund VP Short NASDAQ-100	2013	$0.451299	$0.313418	0.000
Subaccount Inception Date September 6, 2007	2012	$0.564979	$0.451299	0
	2011	$0.641490	$0.564979	1,498
	2010	$0.827360	$0.641490	1,505
	2009	$1.417314	$0.827360	1,511
	2008	$0.972408	$1.417314	1,517
	2007	$1.000000	$0.972408	0
ProFund VP Short Small-Cap	2013	$0.437716	$0.296038	0.000
Subaccount Inception Date June 21, 2007	2012	$0.549104	$0.437716	0
	2011	$0.613959	$0.549104	1,431
	2010	$0.878329	$0.613959	1,437
	2009	$1.320233	$0.878329	1,444
	2008	$1.081603	$1.320233	1,450
	2007	$1.000000	$1.081603	0
ProFund VP Small-Cap	2013	$0.917362	$1.238038	0.000
Subaccount Inception Date June 21, 2007	2012	$0.812709	$0.917362	0
	2011	$0.875617	$0.812709	0
	2010	$0.713250	$0.875617	29,266
	2009	$0.575092	$0.713250	0
	2008	$0.905020	$0.575092	0
	2007	$1.000000	$0.905020	0
ProFund VP Small-Cap Value	2013	$0.957321	$1.296603	0.000
Subaccount Inception Date September 6, 2007	2012	$0.837822	$0.957321	0
	2011	$0.888069	$0.837822	551
	2010	$0.739310	$0.888069	553
	2009	$0.624168	$0.739310	555
	2008	$0.915383	$0.624168	385
	2007	$1.000000	$0.915383	0
ProFund VP Telecommunications	2013	$0.848808	$0.935808	549.209
Subaccount Inception Date September 6, 2007	2012	$0.740559	$0.848808	332,598
	2011	$0.738950	$0.740559	1,109
	2010	$0.739310	$0.738950	338,243
	2009	$0.614978	$0.649280	0
	2008	$0.953293	$0.614978	0
	2007	$1.000000	$0.953293	0
ProFund VP UltraSmall-Cap	2013	$0.603659	$1.108518	0.000
Subaccount Inception Date September 6, 2007	2012	$0.473815	$0.603659	0
	2011	$0.593384	$0.473815	965
	2010	$0.406335	$0.593384	970
	2009	$0.294656	$0.406335	973
	2008	$0.885867	$0.294656	5,045,782
	2007	$1.000000	$0.885867	0

94

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP U.S. Government Plus	2013	$1.603906	$1.276315	0.000
Subaccount Inception Date September 6, 2007	2012	$1.614789	$1.603906	0
	2011	$1.143665	$1.614789	0
	2010	$1.055739	$1.143665	0
	2009	$1.592688	$1.055739	2,625
	2008	$1.081070	$1.592688	0
	2007	$1.000000	$1.081070	0
ProFund VP Utilities	2013	$0.946436	$1.055031	0.000
Subaccount Inception Date September 6, 2007	2012	$0.960775	$0.946436	262,964
	2011	$0.831082	$0.960775	417,690
	2010	$0.797350	$0.831085	271,138
	2009	$0.731932	$0.797350	795
	2008	$1.073629	$0.731932	10,776
	2007	$1.000000	$1.073629	0
TA Aegon High Yield Bond - Service Class	2013	$1.596885	$1.670376	64,360.061
Subaccount Inception Date January 12, 2004	2012	$1.386305	$1.596885	317,532
	2011	$1.347976	$1.386305	328,907
	2010	$1.221570	$1.347976	225,303
	2009	$0.845516	$1.221570	55,243
	2008	$1.153155	$0.845516	48,656
	2007	$1.152380	$1.153155	49,806
	2006	$1.058924	$1.152380	51,500
	2005	$1.060419	$1.058924	90,978
	2004	$1.000000	$1.060419	73,006
TA Aegon Money Market - Service Class	2013	$0.998420	$0.982281	126,722.114
Subaccount Inception Date January 12, 2004	2012	$1.014932	$0.998420	153,386
	2011	$1.031597	$1.014932	980,503
	2010	$1.048565	$1.031597	588,071
	2009	$1.065711	$1.048565	278,530
	2008	$1.060397	$1.065711	1,342,082
	2007	$1.028948	$1.060397	119,128
	2006	$1.001116	$1.028948	24,963
	2005	$0.991537	$1.001116	91,129
	2004	$1.000000	$0.991537	251,348
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.018679	$1.113529	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.018679	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.055788	$1.112095	0.000
Subaccount Inception Date December 9, 2011	2012	$1.005148	$1.055788	0
	2011	$0.000000	$1.005148	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.078799	$1.236477	31,546.503
Subaccount Inception Date December 9, 2011	2012	$0.988415	$1.078799	38,257
	2011	$0.000000	$0.988415	190,710
TA Aegon U.S. Government Securities - Service Class	2013	$1.284140	$1.231880	242,108.284
Subaccount Inception Date January 12, 2004	2012	$1.244878	$1.284140	181,587
	2011	$1.179428	$1.244878	183,949
	2010	$1.150314	$1.179428	195,069
	2009	$1.122189	$1.150314	184,333
	2008	$1.062017	$1.122189	197,266
	2007	$1.020615	$1.062017	48,017
	2006	$1.006608	$1.020615	201,254
	2005	$1.003297	$1.006608	61,911
	2004	$1.000000	$1.003297	23,751

95

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.152499	$1.105592	0.000
Subaccount Inception Date September 4, 2007	2012	$1.117261	$1.152499	0
	2011	$1.058523	$1.117261	0
	2010	$1.032383	$1.058523	0
	2009	$1.000000	$1.032383	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.236380	$1.300073	3,532.564
Subaccount Inception Date January 12, 2004	2012	$1.188033	$1.236380	7,817
	2011	$1.187812	$1.188033	7,844
	2010	$1.106183	$1.187812	7,872
	2009	$0.857264	$1.106183	4,269
	2008	$1.383254	$0.857264	13,482
	2007	$1.188796	$1.383254	11,380
	2006	$1.092051	$1.188796	11,422
	2005	$1.072053	$1.092051	11,464
	2004	$1.000000	$1.072053	17,945
TA Asset Allocation - Conservative - Service Class	2013	$1.315400	$1.411695	320,300.383
Subaccount Inception Date January 12, 2004	2012	$1.247464	$1.315400	247,523
	2011	$1.238799	$1.247464	321,295
	2010	$1.158375	$1.238799	338,363
	2009	$0.942721	$1.158375	674,313
	2008	$1.219295	$0.942721	474,967
	2007	$1.167736	$1.219295	260,393
	2006	$1.087515	$1.167736	249,637
	2005	$1.052679	$1.087515	166,241
	2004	$1.000000	$1.052679	145,797
TA Asset Allocation - Growth - Service Class	2013	$1.261996	$1.569133	399,746.292
Subaccount Inception Date January 12, 2004	2012	$1.141485	$1.261996	439,748
	2011	$1.230366	$1.141485	570,808
	2010	$1.090865	$1.230366	1,300,563
	2009	$0.855980	$1.090865	2,597,970
	2008	$1.444407	$0.855980	3,420,417
	2007	$1.365480	$1.444407	2,931,553
	2006	$1.203998	$1.365480	2,678,875
	2005	$1.093433	$1.203998	2,292,259
	2004	$1.000000	$1.093433	338,120
TA Asset Allocation - Moderate - Service Class	2013	$1.352847	$1.506995	1,739,128.413
Subaccount Inception Date January 12, 2004	2012	$1.260453	$1.352847	1,759,038
	2011	$1.277474	$1.260453	2,022,808
	2010	$1.179021	$1.277474	2,055,451
	2009	$0.949685	$1.179021	2,440,262
	2008	$1.308055	$0.949685	2,336,942
	2007	$1.234294	$1.308055	2,592,746
	2006	$1.128104	$1.234294	2,197,667
	2005	$1.070364	$1.128104	2,052,670
	2004	$1.000000	$1.070364	1,190,495
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.330475	$1.558130	2,393,350.677
Subaccount Inception Date January 12, 2004	2012	$1.225410	$1.330475	2,248,614
	2011	$1.274598	$1.225410	2,176,942
	2010	$1.152650	$1.274598	2,763,110
	2009	$0.916294	$1.152650	3,218,961
	2008	$1.388662	$0.916294	3,333,776
	2007	$1.312495	$1.388662	2,971,983
	2006	$1.175014	$1.312495	3,638,181
	2005	$1.088663	$1.175014	2,398,250
	2004	$1.000000	$1.088663	1,592,183

96

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.333880	$1.704947	274,362.041
Subaccount Inception Date January 12, 2004	2012	$1.216481	$1.333880	285,066
	2011	$1.206855	$1.216481	323,509
	2010	$1.113720	$1.206855	348,729
	2009	$0.995557	$1.113720	284,122
	2008	$1.534909	$0.995557	252,592
	2007	$1.495343	$1.534909	683,103
	2006	$1.303330	$1.495343	734,506
	2005	$1.144691	$1.303330	448,675
	2004	$1.000000	$1.144691	46,783
TA Clarion Global Real Estate Securities - Service Class	2013	$1.785824	$1.821985	141,422.340
Subaccount Inception Date January 12, 2004	2012	$1.452606	$1.785824	155,373
	2011	$1.570927	$1.452606	188,826
	2010	$1.384944	$1.570927	205,439
	2009	$1.058450	$1.384944	227,309
	2008	$1.871190	$1.058450	234,203
	2007	$2.043388	$1.871190	225,319
	2006	$1.463553	$2.043388	565,358
	2005	$1.314375	$1.463553	400,292
	2004	$1.000000	$1.314375	147,785
TA Hanlon Income - Service Class(3)	2013	$1.018659	$1.031545	0.000
Subaccount Inception Date November 19, 2009	2012	$1.000834	$1.018659	0
	2011	$0.988365	$1.000834	127,988
	2010	$1.003508	$0.988365	131,198
	2009	$0.999955	$1.003508	0
TA International Moderate Growth - Service Class	2013	$0.956156	$1.057889	52,836.029
Subaccount Inception Date May 1, 2006	2012	$0.864146	$0.956156	63,669
	2011	$0.949963	$0.864146	55,500
	2010	$0.875915	$0.949963	89,469
	2009	$0.688460	$0.875915	117,791
	2008	$1.098976	$0.688460	94,156
	2007	$1.029756	$1.098976	89,215
	2006	$1.000000	$1.029756	11,066
TA Janus Balanced - Service Class	2013	$0.970775	$1.136652	184.652
Subaccount Inception Date November 19, 2009	2012	$0.877223	$0.970775	3,333
	2011	$0.999750	$0.877223	5,712
	2010	$0.985671	$0.999750	16,142
	2009	$0.986571	$0.985671	0
TA Jennison Growth - Service Class	2013	$1.162524	$1.570230	153,131.572
Subaccount Inception Date April 29, 2010	2012	$1.024005	$1.162524	128,709
	2011	$1.048959	$1.024005	128,739
	2010	$1.000000	$1.048959	128,618
TA JPMorgan Core Bond - Service Class	2013	$1.404674	$1.352450	102,788.734
Subaccount Inception Date January 12, 2004	2012	$1.363158	$1.404674	366,837
	2011	$1.292036	$1.363158	188,478
	2010	$1.216130	$1.292036	288,719
	2009	$1.130162	$1.216130	188,666
	2008	$1.091531	$1.130162	188,389
	2007	$1.040794	$1.091531	200,716
	2006	$1.020867	$1.040794	176,820
	2005	$1.016655	$1.020867	152,196
	2004	$1.000000	$1.016655	118,294

97

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Enhanced Index - Service Class	2013	$1.261506	$1.639829	23,823.930
Subaccount Inception Date January 12, 2004	2012	$1.104639	$1.261506	23,824
	2011	$1.117527	$1.104639	23,824
	2010	$0.989043	$1.117527	23,824
	2009	$0.777458	$0.989043	23,824
	2008	$1.264980	$0.777458	25,244
	2007	$1.232919	$1.264980	25,140
	2006	$1.090085	$1.232919	31,793
	2005	$1.073690	$1.090085	41,229
	2004	$1.000000	$1.073690	7,399
TA JPMorgan Tactical Allocation - Service Class	2013	$1.077428	$1.116015	195,225.351
Subaccount Inception Date January 12, 2004	2012	$1.019182	$1.077428	236,036
	2011	$1.001461	$1.019182	226,600
	2010	$1.022246	$1.001461	228,591
	2009	$0.999689	$1.022246	287,447
	2008	$1.065780	$0.999689	287,659
	2007	$1.091063	$1.065780	268,279
	2006	$1.082266	$1.091063	406,053
	2005	$1.050447	$1.082266	521,970
	2004	$1.000000	$1.050447	160,487
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.007913	$1.084499	39,734.186
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.007913	53,109
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.002962	$1.140694	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.002962	0
TA Market Participation Strategy - Service Class	2013	$0.989330	$1.112403	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.989330	0
TA MFS International Equity - Service Class	2013	$0.951928	$1.102874	238,138.605
Subaccount Inception Date May 1, 2007	2012	$0.794037	$0.951928	73,988
	2011	$0.898984	$0.794037	66,982
	2010	$0.828435	$0.898984	344,348
	2009	$0.636818	$0.828435	372,450
	2008	$1.004311	$0.636818	332,464
	2007	$1.000000	$1.004311	90,111
TA Morgan Stanley Capital Growth - Service Class	2013	$1.244801	$1.811019	105,330.727
Subaccount Inception Date January 12, 2004	2012	$1.098438	$1.244801	105,796
	2011	$1.187648	$1.098438	106,666
	2010	$0.949933	$1.187648	55,206
	2009	$0.756949	$0.949933	55,725
	2008	$1.212563	$0.756949	59,101
	2007	$1.223338	$1.212563	88,678
	2006	$1.051176	$1.223338	89,577
	2005	$1.029303	$1.051176	105,302
	2004	$1.000000	$1.029303	67,028
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.496910	$2.044413	76,804.984
Subaccount Inception Date January 12, 2004	2012	$1.398977	$1.496910	154,804
	2011	$1.527700	$1.398977	164,973
	2010	$1.162523	$1.527700	41,897
	2009	$0.738011	$1.162523	28,492
	2008	$1.400726	$0.738011	25,498
	2007	$1.164906	$1.400726	18,166
	2006	$1.080451	$1.164906	19,714
	2005	$1.023390	$1.080451	18,428
	2004	$1.000000	$1.023390	0

98

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Multi-Managed Balanced - Service Class	2013	$1.539184	$1.783046	172,740.744
Subaccount Inception Date January 12, 2004	2012	$1.392132	$1.539184	168,672
	2011	$1.363878	$1.392132	190,414
	2010	$1.119086	$1.363878	145,787
	2009	$0.903249	$1.119086	88,870
	2008	$1.361803	$0.903249	64,934
	2007	$1.221059	$1.361803	99,287
	2006	$1.141400	$1.221059	78,657
	2005	$1.076344	$1.141400	60,099
	2004	$1.000000	$1.076344	42,751
TA PIMCO Tactical - Balanced - Service Class	2013	$0.914867	$1.006637	222.023
Subaccount Inception Date November 19, 2009	2012	$0.920990	$0.914867	227
	2011	$0.969182	$0.920990	2,670
	2010	$1.020496	$0.969182	10,965
	2009	$0.998158	$1.020496	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.895001	$0.952272	13,904.576
Subaccount Inception Date November 19, 2009	2012	$0.896169	$0.895001	37,355
	2011	$0.984370	$0.896169	39,957
	2010	$1.022242	$0.984370	42,409
	2009	$0.997265	$1.022242	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.859112	$0.987191	0.000
Subaccount Inception Date November 19, 2009	2012	$0.867357	$0.859112	0
	2011	$0.997506	$0.867357	0
	2010	$1.021163	$0.997506	0
	2009	$0.996396	$1.021163	0
TA PIMCO Total Return - Service Class	2013	$1.401848	$1.340963	261,907.714
Subaccount Inception Date January 12, 2004	2012	$1.327863	$1.401848	461,777
	2011	$1.273929	$1.327863	193,499
	2010	$1.210959	$1.273929	386,365
	2009	$1.063433	$1.210959	243,123
	2008	$1.115323	$1.063433	342,433
	2007	$1.042077	$1.115323	233,007
	2006	$1.019488	$1.042077	227,392
	2005	$1.015619	$1.019488	267,013
	2004	$1.000000	$1.015619	106,402
TA Systematic Small Mid Cap Value - Service Class	2013	$2.018439	$2.701270	457,030.222
Subaccount Inception Date May 1, 2004	2012	$1.768251	$2.018439	239,708
	2011	$1.850259	$1.768251	504,789
	2010	$1.446179	$1.850259	470,933
	2009	$1.028719	$1.446179	614,291
	2008	$1.774018	$1.028719	551,103
	2007	$1.449818	$1.774018	630,390
	2006	$1.250833	$1.449818	172,179
	2005	$1.122560	$1.250833	433,295
	2004	$1.000000	$1.122560	158,144

99

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA T. Rowe Price Small Cap - Service Class	2013	$1.578307	$2.231198	158,469.089
Subaccount Inception Date January 12, 2004	2012	$1.390227	$1.578307	70,914
	2011	$1.392050	$1.390227	79,362
	2010	$1.055501	$1.392050	49,837
	2009	$0.775614	$1.055501	27,943
	2008	$1.239803	$0.775614	26,935
	2007	$1.153402	$1.239803	19,134
	2006	$1.134494	$1.153402	18,538
	2005	$1.044549	$1.134494	36,070
	2004	$1.000000	$1.044549	41,623
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.249196	$1.561615	0.000
Subaccount Inception Date November 19, 2009	2012	$1.089428	$1.249196	0
	2011	$1.152543	$1.089428	0
	2010	$1.024027	$1.152543	0
	2009	$0.999955	$1.024027	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.085619	$1.190094	0.000
Subaccount Inception Date May 1, 2008	2012	$1.018128	$1.085619	0
	2011	$1.019934	$1.018128	0
	2010	$0.936613	$1.019934	0
	2009	$0.817007	$0.936613	0
	2008	$1.000000	$0.817007	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.143767	$1.209253	0.000
Subaccount Inception Date November 19, 2009	2012	$1.090563	$1.143767	3,756
	2011	$1.074408	$1.090563	0
	2010	$0.998075	$1.074408	0
	2009	$0.999955	$0.998075	0
TA Vanguard ETF - Growth - Service Class	2013	$1.036789	$1.211522	19,059.029
Subaccount Inception Date May 1, 2008	2012	$0.944813	$1.036789	35,261
	2011	$0.971384	$0.944813	0
	2010	$0.873783	$0.971384	0
	2009	$0.721052	$0.873783	0
	2008	$1.000000	$0.721052	0
TA WMC Diversified Growth - Service Class	2013	$1.280233	$1.664149	313,941.913
Subaccount Inception Date January 12, 2004	2012	$1.153142	$1.280233	498,934
	2011	$1.220066	$1.153142	493,483
	2010	$1.055641	$1.220066	312,092
	2009	$0.832494	$1.055641	327,668
	2008	$1.572303	$0.832494	340,336
	2007	$1.377399	$1.572303	408,913
	2006	$1.291779	$1.377399	550,643
	2005	$1.129217	$1.291779	359,800
	2004	$1.000000	$1.129217	292,768

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.451082	$1.572084	32,241.821
Subaccount Inception Date September 6, 2007	2012	$1.291291	$1.451082	19,056
	2011	$1.276228	$1.291291	59,079
	2010	$1.113652	$1.276228	25,145
	2009	$0.967317	$1.113652	7,542
	2008	$1.030204	$0.967317	18,869
	2007	$1.000000	$1.030204	0

100

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.425679	$1.629162	18,508.856
Subaccount Inception Date November 10, 2008	2012	$1.279599	$1.425679	5,104
	2011	$1.342988	$1.279599	5,154
	2010	$1.342988	$1.342988	14,505
	2009	$1.012924	$1.238923	14,691
	2008	$1.000000	$1.012924	0
Fidelity® VIP Index 500 Portfolio – Service Class 2	2013	$1.289467	$1.674970	76,400.049
Subaccount Inception Date January 12, 2004	2012	$1.132530	$1.289467	76,330
	2011	$1.129891	$1.132530	76,244
	2010	$1.000089	$1.129891	92,689
	2009	$0.804106	$1.000089	98,324
	2008	$1.299503	$0.804106	110,071
	2007	$1.254734	$1.299503	220,796
	2006	$1.103733	$1.254734	227,177
	2005	$1.071957	$1.103733	131,800
	2004	$1.000000	$1.071957	108,358
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.503013	$1.827871	5,035.847
Subaccount Inception Date November 10, 2008	2012	$1.327324	$1.503013	5,081
	2011	$1.372792	$1.327324	5,130
	2010	$1.266432	$1.372792	11,383
	2009	$0.990241	$1.266432	11,521
	2008	$1.000000	$0.990241	0
ProFund VP Asia 30	2013	$0.787742	$0.891862	170,299.426
Subaccount Inception Date September 6, 2007	2012	$0.692784	$0.787742	118,168
	2011	$0.963670	$0.692784	104,754
	2010	$0.859118	$0.963670	144,056
	2009	$0.565781	$0.859118	141,948
	2008	$1.168404	$0.565781	67,855
	2007	$1.000000	$1.168404	14,832
ProFund VP Basic Materials	2013	$0.957884	$1.117135	525.012
Subaccount Inception Date September 6, 2007	2012	$0.896711	$0.957884	6,356
	2011	$1.086001	$0.896711	58,447
	2010	$0.850314	$1.086001	41,449
	2009	$0.531797	$0.850314	54,893
	2008	$1.111817	$0.531797	40,532
	2007	$1.000000	$1.111817	79,980
ProFund VP Bull	2013	$0.880167	$1.124647	0.000
Subaccount Inception Date June 21, 2007	2012	$0.784874	$0.880167	0
	2011	$0.797007	$0.784874	0
	2010	$0.718930	$0.797007	56,164
	2009	$0.587141	$0.718930	93,018
	2008	$0.956628	$0.587141	0
	2007	$1.000000	$0.956628	0
ProFund VP Consumer Services	2013	$1.188952	$1.637606	0.000
Subaccount Inception Date September 6, 2007	2012	$0.988918	$1.188952	0
	2011	$0.951879	$0.988918	0
	2010	$0.796306	$0.951879	0
	2009	$0.618215	$0.796306	0
	2008	$0.914987	$0.618215	0
	2007	$1.000000	$0.914987	0

101

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Emerging Markets	2013	$0.808194	$0.744737	29,555.060
Subaccount Inception Date September 6, 2007	2012	$0.770182	$0.808194	16,151
	2011	$0.974022	$0.770182	2,320
	2010	$0.901084	$0.974022	124,139
	2009	$0.563595	$0.901084	105,076
	2008	$1.146880	$0.563595	3,580
	2007	$1.000000	$1.146880	0
ProFund VP Europe 30	2013	$0.769403	$0.921594	0.000
Subaccount Inception Date September 6, 2007	2012	$0.670156	$0.769403	0
	2011	$0.746897	$0.670156	0
	2010	$0.739000	$0.746897	0
	2009	$0.567261	$0.739000	0
	2008	$1.028829	$0.567261	0
	2007	$1.000000	$1.028829	124,004
ProFund VP Falling US Dollar	2013	$0.902500	$0.870854	7,883.638
Subaccount Inception Date September 6, 2007	2012	$0.923679	$0.902500	2,628
	2011	$0.964220	$0.923679	2,629
	2010	$1.005178	$0.964220	0
	2009	$0.988011	$1.005178	76,730
	2008	$1.057457	$0.988011	71,128
	2007	$1.000000	$1.057457	45,703
ProFund VP Financials	2013	$0.542290	$0.705306	50,768.574
Subaccount Inception Date September 6, 2007	2012	$0.441535	$0.542290	182
	2011	$0.520345	$0.441535	123
	2010	$0.476352	$0.520345	22,413
	2009	$0.420606	$0.476352	48,316
	2008	$0.863708	$0.420606	24,489
	2007	$1.000000	$0.863708	0
ProFund VP International	2013	$0.693697	$0.816262	0.000
Subaccount Inception Date September 6, 2007	2012	$0.607678	$0.693697	0
	2011	$0.720380	$0.607678	1,693
	2010	$0.678587	$0.720380	35,256
	2009	$0.552848	$0.678587	55,278
	2008	$1.009844	$0.552848	660
	2007	$1.000000	$1.009844	0
ProFund VP Japan	2013	$0.516011	$0.753244	12,258.814
Subaccount Inception Date September 6, 2007	2012	$0.426236	$0.516011	0
	2011	$0.531340	$0.426236	17,512
	2010	$0.577291	$0.531340	0
	2009	$0.531344	$0.577291	0
	2008	$0.912200	$0.531344	4,548
	2007	$1.000000	$0.912200	0
ProFund VP Mid-Cap	2013	$1.015277	$1.307643	0.000
Subaccount Inception Date September 6, 2007	2012	$0.892411	$1.015277	16,929
	2011	$0.945774	$0.892411	0
	2010	$0.774243	$0.945774	20,034
	2009	$0.591705	$0.774243	68,506
	2008	$0.975007	$0.591705	14,966
	2007	$1.000000	$0.975007	0

102

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Money Market	2013	$0.944378	$0.930145	42,319.026
Subaccount Inception Date June 21, 2007	2012	$0.958912	$0.944378	884
	2011	$0.973508	$0.958912	45,113
	2010	$0.988432	$0.973508	207,517
	2009	$1.003417	$0.988432	283,688
	2008	$1.010533	$1.003417	220,744
	2007	$1.000000	$1.010533	85,993
ProFund VP NASDAQ-100	2013	$1.198805	$1.585129	589.179
Subaccount Inception Date June 21, 2007	2012	$1.047459	$1.198805	7,197
	2011	$1.048405	$1.047459	33,893
	2010	$0.900379	$1.048405	3,248
	2009	$0.601503	$0.900379	43,012
	2008	$1.062057	$0.601503	10,391
	2007	$1.000000	$1.062057	0
ProFund VP Oil & Gas	2013	$0.911015	$1.113054	348,522.923
Subaccount Inception Date September 6, 2007	2012	$0.899159	$0.911015	337,398
	2011	$0.893013	$0.899159	398,544
	2010	$0.770074	$0.893013	292,482
	2009	$0.677072	$0.770074	259,883
	2008	$1.090572	$0.677072	159,115
	2007	$1.000000	$1.090572	46,033
ProFund VP Pharmaceuticals	2013	$1.136054	$1.472543	134.223
Subaccount Inception Date September 6, 2007	2012	$1.031470	$1.136054	136
	2011	$0.901937	$1.031470	93
	2010	$0.911572	$0.901937	58,034
	2009	$0.791896	$0.911572	43,113
	2008	$0.999134	$0.791896	1,884
	2007	$1.000000	$0.999134	0
ProFund VP Precious Metals	2013	$0.937331	$0.572771	66,205.013
Subaccount Inception Date September 6, 2007	2012	$1.113985	$0.937331	272,149
	2011	$1.400281	$1.113985	314,004
	2010	$1.069717	$1.400281	312,378
	2009	$0.802727	$1.069717	262,215
	2008	$1.177386	$0.802727	169,591
	2007	$1.000000	$1.177386	65,069
ProFund VP Short Emerging Markets	2013	$0.406040	$0.398922	0.000
Subaccount Inception Date September 6, 2007	2012	$0.474231	$0.406040	0
	2011	$0.435176	$0.474231	0
	2010	$0.541704	$0.435176	11,573
	2009	$1.072650	$0.541704	23,551
	2008	$0.823808	$1.072650	70,567
	2007	$1.000000	$0.823808	11,573
ProFund VP Short International	2013	$0.607950	$0.472893	19,309.592
Subaccount Inception Date September 6, 2007	2012	$0.773288	$0.607950	19,310
	2011	$0.771350	$0.773288	0
	2010	$0.918268	$0.771350	0
	2009	$1.337541	$0.918268	39,114
	2008	$0.982671	$1.337541	52,275
	2007	$1.000000	$0.982671	23

103

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short NASDAQ-100	2013	$0.453675	$0.315381	16,293.249
Subaccount Inception Date September 6, 2007	2012	$0.567391	$0.453675	31,911
	2011	$0.643589	$0.567391	32,166
	2010	$0.829257	$0.643589	29,969
	2009	$1.419162	$0.829257	65,316
	2008	$0.972714	$1.419162	42,932
	2007	$1.000000	$0.972714	11,071
ProFund VP Short Small-Cap	2013	$0.440113	$0.297951	24,952.040
Subaccount Inception Date June 21, 2007	2012	$0.551564	$0.440113	20,673
	2011	$0.616101	$0.551564	11,221
	2010	$0.880526	$0.616101	18,442
	2009	$1.322235	$0.880526	29,823
	2008	$1.082175	$1.322235	17,999
	2007	$1.000000	$1.082175	18,112
ProFund VP Small-Cap	2013	$0.922370	$1.246021	80.752
Subaccount Inception Date June 21, 2007	2012	$0.816340	$0.922370	82
	2011	$0.878662	$0.816340	58
	2010	$0.715032	$0.878662	31
	2009	$0.575963	$0.715032	326
	2008	$0.905495	$0.575963	135
	2007	$1.000000	$0.905495	25
ProFund VP Small-Cap Value	2013	$0.962370	$1.304719	42,178.295
Subaccount Inception Date September 6, 2007	2012	$0.841404	$0.962370	26,408
	2011	$0.890980	$0.841404	0
	2010	$0.741008	$0.890980	0
	2009	$0.624984	$0.741008	17,658
	2008	$0.915680	$0.624984	14.506
	2007	$1.000000	$0.915680	0
ProFund VP Telecommunications	2013	$0.853268	$0.941652	0.000
Subaccount Inception Date September 6, 2007	2012	$0.743715	$0.853268	6,542
	2011	$0.741377	$0.743715	0
	2010	$0.650773	$0.741377	19,546
	2009	$0.615779	$0.650773	0
	2008	$0.953593	$0.615779	0
	2007	$1.000000	$0.953593	0
ProFund VP UltraSmall-Cap	2013	$0.606831	$1.115434	10,825.900
Subaccount Inception Date September 6, 2007	2012	$0.475835	$0.606831	0
	2011	$0.595319	$0.475835	226,490
	2010	$0.407258	$0.595319	723,834
	2009	$0.295037	$0.407258	269,411
	2008	$0.886151	$0.295037	251
	2007	$1.000000	$0.886151	25
ProFund VP U.S. Government Plus	2013	$1.612329	$1.284286	14,962.871
Subaccount Inception Date September 6, 2007	2012	$1.621663	$1.612329	29,836
	2011	$1.147398	$1.621663	4,401
	2010	$1.058149	$1.147398	1,140
	2009	$1.594749	$1.058149	51,364
	2008	$1.081409	$1.594749	2,968
	2007	$1.000000	$1.081409	58,073

104

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Utilities	2013	$0.951439	$1.061655	2,593.875
Subaccount Inception Date September 6, 2007	2012	$0.964891	$0.951439	5,698
	2011	$0.833820	$0.964891	13,099
	2010	$0.799179	$0.833820	15,698
	2009	$0.732885	$0.799179	15,033
	2008	$1.073971	$0.732885	5,067
	2007	$1.000000	$1.073971	121,856
TA Aegon High Yield Bond - Service Class	2013	$1.611066	$1.686855	107,396.424
Subaccount Inception Date January 12, 2004	2012	$1.397230	$1.611066	128,346
	2011	$1.357250	$1.397230	145,588
	2010	$1.228759	$1.357250	143,204
	2009	$0.849664	$1.228759	114,968
	2008	$1.157671	$0.849664	67,384
	2007	$1.155746	$1.157671	89,456
	2006	$1.060972	$1.155746	47,757
	2005	$1.061423	$1.060972	32,826
	2004	$1.000000	$1.061423	18,845
TA Aegon Money Market - Service Class	2013	$1.007253	$0.991926	545,904.823
Subaccount Inception Date January 12, 2004	2012	$1.022916	$1.007253	858,428
	2011	$1.038652	$1.022916	812,569
	2010	$1.054707	$1.038652	770,223
	2009	$1.070934	$1.054707	1,377,745
	2008	$1.064545	$1.070934	1,770,269
	2007	$1.031943	$1.064545	571,469
	2006	$1.003046	$1.031943	238,387
	2005	$0.992483	$1.003046	365,225
	2004	$1.000000	$0.992483	89,823
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.019352	$1.115373	77,430.707
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.019352	9,781
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.056897	$1.114355	74,950.319
Subaccount Inception Date December 9, 2011	2012	$1.005208	$1.056897	9,346
	2011	$0.000000	$1.005208	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.079930	$1.238991	1,865.061
Subaccount Inception Date December 9, 2011	2012	$0.988472	$1.079930	108,741
	2011	$0.000000	$0.988472	108,741
TA Aegon U.S. Government Securities - Service Class	2013	$1.295531	$1.244026	73,376.785
Subaccount Inception Date January 12, 2004	2012	$1.254686	$1.295531	110,569
	2011	$1.187556	$1.254686	150,709
	2010	$1.157091	$1.187556	251,792
	2009	$1.127696	$1.157091	228,798
	2008	$1.066157	$1.127696	567,040
	2007	$1.023585	$1.066157	62,969
	2006	$1.008562	$1.023585	49,761
	2005	$1.004258	$1.008562	65,185
	2004	$1.000000	$1.004258	9,993
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.295531	$1.244026	1,498.762
Subaccount Inception Date January 12, 2004	2012	$1.254686	$1.295531	170,610
	2011	$1.187556	$1.254686	227,822
	2010	$1.157091	$1.187556	252,567
	2009	$1.127696	$1.157091	440,571
	2008	$1.066157	$1.127696	758,500
	2007	$1.023585	$1.066157	0.00
	2006	$1.008562	$1.023585	0
	2005	$1.000000	$1.008562	0

105

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.247357	$1.312921	10,696.419
Subaccount Inception Date January 12, 2004	2012	$1.197389	$1.247357	9,367
	2011	$1.195995	$1.197389	39,496
	2010	$1.112710	$1.195995	64,307
	2009	$0.861486	$1.112710	53,620
	2008	$1.388684	$0.861486	33,587
	2007	$1.192282	$1.388684	61,356
	2006	$1.094172	$1.192282	19,390
	2005	$1.073087	$1.094172	12,936
	2004	$1.000000	$1.073087	7,134
TA Asset Allocation - Conservative - Service Class	2013	$1.327083	$1.425629	731,848.316
Subaccount Inception Date January 12, 2004	2012	$1.257299	$1.327083	953,578
	2011	$1.247340	$1.257299	997,833
	2010	$1.165217	$1.247340	1,303,849
	2009	$0.947349	$1.165217	1,366,667
	2008	$1.224074	$0.947349	1,401,661
	2007	$1.171155	$1.224074	1,358,499
	2006	$1.089628	$1.171155	1,561,960
	2005	$1.053690	$1.089628	1,141,667
	2004	$1.000000	$1.053690	483,632
TA Asset Allocation - Growth - Service Class	2013	$1.273201	$1.584634	687,940.659
Subaccount Inception Date January 12, 2004	2012	$1.150482	$1.273201	822,685
	2011	$1.238843	$1.150482	864,771
	2010	$1.097291	$1.238843	946,667
	2009	$0.860182	$1.097291	1,110,790
	2008	$1.450055	$0.860182	1,127,698
	2007	$1.369464	$1.450055	1,506,693
	2006	$1.206326	$1.369464	1,509,452
	2005	$1.094471	$1.206326	795,368
	2004	$1.000000	$1.094471	499,542
TA Asset Allocation - Moderate - Service Class	2013	$1.364874	$1.521906	2,318,518.145
Subaccount Inception Date January 12, 2004	2012	$1.270401	$1.364874	2,382,147
	2011	$1.286295	$1.270401	2,681,903
	2010	$1.185993	$1.286295	2,734,018
	2009	$0.954355	$1.185993	3,259,062
	2008	$1.313195	$0.954355	3,849,537
	2007	$1.237911	$1.313195	3,892,195
	2006	$1.130300	$1.237911	3,810,766
	2005	$1.071383	$1.130300	2,257,771
	2004	$1.000000	$1.071383	800,045
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.342286	$1.573506	2,471,488.628
Subaccount Inception Date January 12, 2004	2012	$1.235071	$1.342286	2,697,431
	2011	$1.283385	$1.235071	2,910,759
	2010	$1.159440	$1.283385	3,147,707
	2009	$0.920794	$1.159440	3,691,162
	2008	$1.394096	$0.920794	4,043,657
	2007	$1.316326	$1.394096	4,807,893
	2006	$1.177278	$1.316326	3,739,333
	2005	$1.089702	$1.177278	2,093,194
	2004	$1.000000	$1.089702	1,065,423

106

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.345710	$1.721762	148,051.886
Subaccount Inception Date January 12, 2004	2012	$1.226048	$1.345710	156,815
	2011	$1.215152	$1.226048	136,258
	2010	$1.120274	$1.215152	143,832
	2009	$1.000441	$1.120274	122,595
	2008	$1.540905	$1.000441	100,167
	2007	$1.499701	$1.540905	137,000
	2006	$1.305855	$1.499701	131,211
	2005	$1.145782	$1.305855	111,554
	2004	$1.000000	$1.145782	6,683
TA Clarion Global Real Estate Securities - Service Class	2013	$1.801656	$1.839948	68,924.093
Subaccount Inception Date January 12, 2004	2012	$1.464035	$1.801656	69,104
	2011	$1.581742	$1.464035	77,832
	2010	$1.393108	$1.581742	95,176
	2009	$1.063653	$1.393108	88,880
	2008	$1.878523	$1.063653	79,162
	2007	$2.049361	$1.878523	145,028
	2006	$1.466397	$2.049361	203,011
	2005	$1.315630	$1.466397	74,599
	2004	$1.000000	$1.315630	14,371
TA Hanlon Income - Service Class(3)	2013	$1.021803	$1.035755	135,141.086
Subaccount Inception Date November 19, 2009	2012	$1.002936	$1.021803	512,281
	2011	$0.989468	$1.002936	674,003
	2010	$1.003628	$0.989468	715,132
	2009	$0.999958	$1.003628	0
TA International Moderate Growth - Service Class	2013	$0.962486	$1.065927	231,859.371
Subaccount Inception Date May 1, 2006	2012	$0.869011	$0.962486	227,978
	2011	$0.954359	$0.869011	236,300
	2010	$0.879106	$0.954359	294,369
	2009	$0.690284	$0.879106	323,507
	2008	$1.100802	$0.690284	341,246
	2007	$1.030435	$1.100802	319,197
	2006	$1.000000	$1.030435	145,864
TA Janus Balanced - Service Class	2013	$0.973748	$1.141264	18,068.169
Subaccount Inception Date November 19, 2009	2012	$0.879039	$0.973748	6,711
	2011	$1.000840	$0.879039	6,744
	2010	$0.985787	$1.000840	0
	2009	$0.986574	$0.985787	0
TA Jennison Growth - Service Class	2013	$1.165603	$1.575957	29,560.936
Subaccount Inception Date April 29, 2010	2012	$1.025697	$1.165603	27,937
	2011	$1.049655	$1.025697	56,983
	2010	$1.000000	$1.049655	19,766
TA JPMorgan Core Bond - Service Class	2013	$1.417154	$1.365806	138,219.667
Subaccount Inception Date January 12, 2004	2012	$1.373916	$1.417154	126,201
	2011	$1.300956	$1.373916	73,483
	2010	$1.223316	$1.300956	73,079
	2009	$1.135722	$1.223316	90,338
	2008	$1.095824	$1.135722	178,293
	2007	$1.043861	$1.095824	73,752
	2006	$1.022863	$1.043861	71,778
	2005	$1.017634	$1.022863	120,799
	2004	$1.000000	$1.017634	13,953

107

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Enhanced Index - Service Class	2013	$1.272724	$1.656043	60,559.331
Subaccount Inception Date January 12, 2004	2012	$1.113361	$1.272724	75,626
	2011	$1.125251	$1.113361	66,564
	2010	$0.994909	$1.125251	55,556
	2009	$0.781287	$0.994909	89,902
	2008	$1.269939	$0.781287	90,636
	2007	$1.236528	$1.269939	78,167
	2006	$1.092210	$1.236528	64,218
	2005	$1.074724	$1.092210	67,929
	2004	$1.000000	$1.074724	47,047
TA JPMorgan Tactical Allocation - Service Class	2013	$1.087013	$1.127054	99,381.194
Subaccount Inception Date January 12, 2004	2012	$1.027226	$1.087013	100,554
	2011	$1.008363	$1.027226	169,233
	2010	$1.028279	$1.008363	313,466
	2009	$1.004587	$1.028279	350,519
	2008	$1.069948	$1.004587	364,803
	2007	$1.094260	$1.069948	145,504
	2006	$1.084373	$1.094260	174,053
	2005	$1.051461	$1.084373	152,514
	2004	$1.000000	$1.051461	84,908
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.008581	$1.086300	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.008581	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.003629	$1.142576	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.003629	0
TA Market Participation Strategy - Service Class	2013	$0.989610	$1.113805	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.989610	0
TA MFS International Equity - Service Class	2013	$0.957301	$1.110193	26,078.798
Subaccount Inception Date May 1, 2007	2012	$0.797723	$0.957301	49,449
	2011	$0.902265	$0.797723	3,472
	2010	$0.830636	$0.902265	23,219
	2009	$0.637876	$0.830636	36,372
	2008	$1.004971	$0.637876	40,334
	2007	$1.000000	$1.004971	45,796
TA Morgan Stanley Capital Growth - Service Class	2013	$1.255865	$1.828910	97,306.617
Subaccount Inception Date January 12, 2004	2012	$1.107105	$1.255865	104,422
	2011	$1.195837	$1.107105	104,936
	2010	$0.955548	$1.195837	104,856
	2009	$0.760670	$0.955548	52,374
	2008	$1.217324	$0.760670	73,208
	2007	$1.226920	$1.217324	114,108
	2006	$1.053227	$1.226920	118,439
	2005	$1.030303	$1.053227	91,993
	2004	$1.000000	$1.030303	85,270
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.510191	$2.064570	144,528.478
Subaccount Inception Date January 12, 2004	2012	$1.409990	$1.510191	94,053
	2011	$1.538210	$1.409990	129,141
	2010	$1.169370	$1.538210	74,751
	2009	$0.741626	$1.169370	46,639
	2008	$1.406198	$0.741626	58,664
	2007	$1.168303	$1.406198	45,472
	2006	$1.082544	$1.168303	9,119
	2005	$1.024370	$1.082544	10,296
	2004	$1.000000	$1.024370	6,073

108

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Multi-Managed Balanced - Service Class	2013	$1.552856	$1.800650	104,662.482
Subaccount Inception Date January 12, 2004	2012	$1.403107	$1.552856	114,300
	2011	$1.373290	$1.403107	120,344
	2010	$1.125692	$1.373290	375,506
	2009	$0.907698	$1.125692	371,700
	2008	$1.367159	$0.907698	170,777
	2007	$1.224650	$1.367159	252,522
	2006	$1.143621	$1.224650	127,345
	2005	$1.077376	$1.143621	4,549
	2004	$1.000000	$1.077376	999
TA PIMCO Tactical - Balanced - Service Class	2013	$0.917670	$1.010717	5,242.033
Subaccount Inception Date November 19, 2009	2012	$0.922901	$0.917670	0
	2011	$0.970248	$0.922901	0
	2010	$1.020612	$0.970248	0
	2009	$0.998161	$1.020612	0
TA PIMCO Tactical - Conservative - Service Class	2013	$0.897748	$0.956145	0.000
Subaccount Inception Date November 19, 2009	2012	$0.898047	$0.897748	0
	2011	$0.985454	$0.898047	0
	2010	$1.022364	$0.985454	0
	2009	$0.997267	$1.022364	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.861741	$0.991192	0.000
Subaccount Inception Date November 19, 2009	2012	$0.869166	$0.861741	0
	2011	$0.998612	$0.869166	0
	2010	$1.021282	$0.998612	0
	2009	$0.996399	$1.021282	4,727
TA PIMCO Total Return - Service Class	2013	$1.414294	$1.354196	146,848.077
Subaccount Inception Date January 12, 2004	2012	$1.338324	$1.414294	228,883
	2011	$1.282702	$1.338324	197,494
	2010	$1.218101	$1.282702	418,369
	2009	$1.068650	$1.218101	520,462
	2008	$1.119678	$1.068650	271,801
	2007	$1.045123	$1.119678	53,241
	2006	$1.021468	$1.045123	30,355
	2005	$1.016595	$1.021468	25,111
	2004	$1.000000	$1.016595	6,260
TA Systematic Small Mid Cap Value - Service Class	2013	$2.035749	$2.727128	244,324.885
Subaccount Inception Date May 1, 2004	2012	$1.781655	$2.035749	125,788
	2011	$1.862452	$1.781655	123,388
	2010	$1.454271	$1.862452	155,480
	2009	$1.033459	$1.454271	145,075
	2008	$1.780437	$1.033459	156,456
	2007	$1.453626	$1.780437	219,739
	2006	$1.252891	$1.453626	176,274
	2005	$1.123299	$1.252891	102,789
	2004	$1.000000	$1.123299	23,802

109

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.55%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA T. Rowe Price Small Cap - Service Class	2013	$1.592269	$2.253165	102,438.858
Subaccount Inception Date January 12, 2004	2012	$1.401129	$1.592269	59,264
	2011	$1.401596	$1.401129	38,108
	2010	$1.061704	$1.401596	65,378
	2009	$0.779402	$1.061704	37,128
	2008	$1.244635	$0.779402	53,044
	2007	$1.156758	$1.244635	42,633
	2006	$1.136685	$1.156758	44,325
	2005	$1.045545	$1.136685	29,466
	2004	$1.000000	$1.045545	7,469
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.253052	$1.567975	0.000
Subaccount Inception Date November 19, 2009	2012	$1.091708	$1.253052	0
	2011	$1.153818	$1.091708	0
	2010	$1.024147	$1.153818	0
	2009	$0.999958	$1.024147	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.090599	$1.196729	18,862.742
Subaccount Inception Date May 1, 2008	2012	$1.021799	$1.090599	0
	2011	$1.022598	$1.021799	0
	2010	$0.938137	$1.022598	0
	2009	$0.817541	$0.938137	0
	2008	$1.000000	$0.817541	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.147291	$1.214174	0.000
Subaccount Inception Date November 19, 2009	2012	$1.092843	$1.147291	0
	2011	$1.075590	$1.092843	0
	2010	$0.998190	$1.075590	0
	2009	$0.999958	$0.998190	0
TA Vanguard ETF - Growth - Service Class	2013	$1.041556	$1.218305	0.000
Subaccount Inception Date May 1, 2008	2012	$0.948214	$1.041556	0
	2011	$0.973918	$0.948214	0
	2010	$0.875203	$0.973918	0
	2009	$0.721522	$0.875203	0
	2008	$1.000000	$0.721522	0
TA WMC Diversified Growth - Service Class	2013	$1.291556	$1.680527	185,417.734
Subaccount Inception Date January 12, 2004	2012	$1.162197	$1.291556	186,586
	2011	$1.228444	$1.162197	214,815
	2010	$1.061849	$1.228444	103,340
	2009	$0.836563	$1.061849	157,570
	2008	$1.578432	$0.836563	140,732
	2007	$1.381405	$1.578432	170,049
	2006	$1.294267	$1.381405	129,285
	2005	$1.130276	$1.294267	76,142
	2004	$1.000000	$1.130276	25,615

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.454904	$1.577001	217,111.149
Subaccount Inception Date September 6, 2007	2012	$1.294044	$1.454904	154,709
	2011	$1.278324	$1.294044	341,111
	2010	$1.114909	$1.278324	483,053
	2009	$0.967939	$1.114929	1,239,527
	2008	$1.030368	$0.967939	1,183,180
	2007	$1.000000	$1.030368	0

110

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.428555	$1.633275	116,733.593
Subaccount Inception Date November 10, 2008	2012	$1.281555	$1.428555	83,089
	2011	$1.344388	$1.281555	123,547
	2010	$1.239595	$1.344388	120,154
	2009	$1.012991	$1.239595	91,274
	2008	$1.000000	$1.012991	4,248
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.295178	$1.683213	1,094,621.111
Subaccount Inception Date January 12, 2004	2012	$1.136975	$1.295178	675,833
	2011	$1.133764	$1.136975	595,983
	2010	$1.003023	$1.133764	816,193
	2009	$0.806068	$1.003023	723,849
	2008	$1.302036	$0.806068	693,664
	2007	$1.256568	$1.302036	1,200,240
	2006	$1.104801	$1.256568	822,286
	2005	$1.072471	$1.104801	838,388
	2004	$1.000000	$1.072471	414,039
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.506093	$1.832517	72,366.525
Subaccount Inception Date November 10, 2008	2012	$1.329378	$1.506093	183,297
	2011	$1.374241	$1.329378	145,305
	2010	$1.267151	$1.374241	127,828
	2009	$0.990309	$1.267151	116,237
	2008	$1.000000	$0.990309	4,660
ProFund VP Asia 30	2013	$0.789810	$0.894642	366,287.492
Subaccount Inception Date September 6, 2007	2012	$0.694263	$0.789810	420,371
	2011	$0.965241	$0.694263	326,913
	2010	$0.860100	$0.965241	1,097,138
	2009	$0.566146	$0.860100	1,519,853
	2008	$1.168595	$0.566146	480,885
	2007	$1.000000	$1.168595	286,322
ProFund VP Basic Materials	2013	$0.960393	$1.120609	137,372.156
Subaccount Inception Date September 6, 2007	2012	$0.898623	$0.960393	134,277
	2011	$1.087780	$0.898623	804,291
	2010	$0.851293	$1.087780	1,094,999
	2009	$0.532145	$0.851293	1,245,988
	2008	$1.111999	$0.532145	709,133
	2007	$1.000000	$1.111999	1,213,353
ProFund VP Bull	2013	$0.882573	$1.128275	694,339.527
Subaccount Inception Date June 21, 2007	2012	$0.786626	$0.882573	590,497
	2011	$0.798394	$0.786626	242,002
	2010	$0.719828	$0.798394	1,670,416
	2009	$0.587586	$0.719828	2,811,841
	2008	$0.956882	$0.587586	10,080
	2007	$1.000000	$0.956882	0
ProFund VP Consumer Services	2013	$1.192070	$1.642703	94,005.037
Subaccount Inception Date September 6, 2007	2012	$0.991018	$1.192070	45,467
	2011	$0.953426	$0.991018	470,634
	2010	$0.797210	$0.953426	251,451
	2009	$0.618614	$0.797210	52,493
	2008	$0.915135	$0.618614	11,281
	2007	$1.000000	$0.915135	0

111

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Emerging Markets	2013	$0.810321	$0.747063	1,059,083.231
Subaccount Inception Date September 6, 2007	2012	$0.771827	$0.810321	978,190
	2011	$0.975623	$0.771827	379,737
	2010	$0.902116	$0.975623	2,820,053
	2009	$0.563961	$0.902116	2,383,553
	2008	$1.147062	$0.563961	528,098
	2007	$1.000000	$1.147062	103,211
ProFund VP Europe 30	2013	$0.771412	$0.924447	110,461.081
Subaccount Inception Date September 6, 2007	2012	$0.671579	$0.771412	190,173
	2011	$0.748109	$0.671579	42,169
	2010	$0.739847	$0.748109	39,320
	2009	$0.567634	$0.739847	65,668
	2008	$1.028988	$0.567634	139,591
	2007	$1.000000	$1.028988	1,863,053
ProFund VP Falling US Dollar	2013	$0.904878	$0.873584	14,612.156
Subaccount Inception Date September 6, 2007	2012	$0.925649	$0.904878	15,245
	2011	$0.965815	$0.925649	56,625
	2010	$1.006338	$0.965815	46,085
	2009	$0.988656	$1.006338	125,054
	2008	$1.057631	$0.988656	122,340
	2007	$1.000000	$1.057631	30,009
ProFund VP Financials	2013	$0.543738	$0.707547	690,695.698
Subaccount Inception Date September 6, 2007	2012	$0.442504	$0.543738	147,985
	2011	$0.521232	$0.442504	137,995
	2010	$0.476920	$0.521232	840,665
	2009	$0.420885	$0.476920	905,785
	2008	$0.863846	$0.420885	617,721
	2007	$1.000000	$0.863846	10,864
ProFund VP International	2013	$0.695515	$0.818820	582,335.581
Subaccount Inception Date September 6, 2007	2012	$0.608963	$0.695515	711,812
	2011	$0.721547	$0.608963	467,194
	2010	$0.679357	$0.721547	2,365,967
	2009	$0.553209	$0.679357	1,699,885
	2008	$1.010008	$0.553209	100,849
	2007	$1.000000	$1.010008	46,220
ProFund VP Japan	2013	$0.517380	$0.755613	54,089.901
Subaccount Inception Date September 6, 2007	2012	$0.427142	$0.517380	0
	2011	$0.532208	$0.427142	263,283
	2010	$0.577952	$0.532208	49,622
	2009	$0.531699	$0.577952	26,949
	2008	$0.912345	$0.531699	14,677
	2007	$1.000000	$0.912345	15,624
ProFund VP Mid-Cap	2013	$1.017936	$1.311709	606,660.853
Subaccount Inception Date September 6, 2007	2012	$0.894304	$1.017936	475,810
	2011	$0.947322	$0.894304	366,640
	2010	$0.775131	$0.947322	277,314
	2009	$0.592091	$0.775131	911,810
	2008	$0.975170	$0.592091	177,566
	2007	$1.000000	$0.975170	0

112

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Money Market	2013	$0.946936	$0.933096	1,003,903.844
Subaccount Inception Date June 21, 2007	2012	$0.961014	$0.946936	1,048,579
	2011	$0.975208	$0.961014	2,931,180
	2010	$0.989638	$0.975208	940,798
	2009	$1.004153	$0.989638	3,370,182
	2008	$1.010793	$1.004153	5,748,238
	2007	$1.000000	$1.010793	4,732,871
ProFund VP NASDAQ-100	2013	$1.202066	$1.590223	256,687.749
Subaccount Inception Date June 21, 2007	2012	$1.049791	$1.202066	165,109
	2011	$1.050226	$1.049791	1,015,907
	2010	$0.901497	$1.050226	752,809
	2009	$0.601949	$0.901497	544,242
	2008	$1.062329	$0.601949	134,963
	2007	$1.000000	$1.062329	67,304
ProFund VP Oil & Gas	2013	$0.913422	$1.116543	347,090.940
Subaccount Inception Date September 6, 2007	2012	$0.901092	$0.913422	287,275
	2011	$0.894486	$0.901092	909,799
	2010	$0.770963	$0.894486	1,661,066
	2009	$0.677516	$0.770963	1,009,331
	2008	$1.090746	$0.677516	875,970
	2007	$1.000000	$1.090746	326,437
ProFund VP Pharmaceuticals	2013	$1.139051	$1.477140	197,803.999
Subaccount Inception Date September 6, 2007	2012	$1.033684	$1.139051	184,973
	2011	$0.903420	$1.033684	405,004
	2010	$0.912621	$0.903420	87,706
	2009	$0.792421	$0.912621	148,447
	2008	$0.999291	$0.792421	283,595
	2007	$1.000000	$0.999291	4,749
ProFund VP Precious Metals	2013	$0.939784	$0.574549	442,323.427
Subaccount Inception Date September 6, 2007	2012	$1.116355	$0.939784	693,744
	2011	$1.402574	$1.116355	962,860
	2010	$1.079645	$1.402574	818,582
	2009	$0.803253	$1.070945	571,533
	2008	$1.177574	$0.803253	709,848
	2007	$1.000000	$1.177574	300,004
ProFund VP Short Emerging Markets	2013	$0.407106	$0.400168	36,520.620
Subaccount Inception Date September 6, 2007	2012	$0.475238	$0.407106	39,213
	2011	$0.435882	$0.475238	40,095
	2010	$0.542321	$0.435882	110,200
	2009	$1.073337	$0.542321	160,140
	2008	$0.823937	$1.073337	148,784
	2007	$1.000000	$0.823937	30,180
ProFund VP Short International	2013	$0.609550	$0.474381	20,563.198
Subaccount Inception Date September 6, 2007	2012	$0.774934	$0.609550	22,633
	2011	$0.772607	$0.774934	24,070
	2010	$0.919315	$0.772607	30,936
	2009	$1.338416	$0.919315	118,922
	2008	$0.982833	$1.338416	159,224
	2007	$1.000000	$0.982833	0

113

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short NASDAQ-100	2013	$0.454854	$0.316363	92,796.220
Subaccount Inception Date September 6, 2007	2012	$0.568603	$0.454854	128,908
	2011	$0.644640	$0.568603	74,039
	2010	$0.830203	$0.644640	81,099
	2009	$1.420088	$0.830203	128,047
	2008	$0.972868	$1.420088	113,508
	2007	$1.000000	$0.972868	6,757
ProFund VP Short Small-Cap	2013	$0.441315	$0.298913	51,403.409
Subaccount Inception Date June 21, 2007	2012	$0.552805	$0.441315	49,332
	2011	$0.617176	$0.552805	53,167
	2010	$0.881623	$0.617176	131,351
	2009	$1.323222	$0.881623	92,521
	2008	$1.082446	$1.323222	72,748
	2007	$1.000000	$1.082446	32,879
ProFund VP Small-Cap	2013	$0.924904	$1.250073	645,717.292
Subaccount Inception Date June 21, 2007	2012	$0.818176	$0.924904	483,764
	2011	$0.880205	$0.818176	98,363
	2010	$0.715926	$0.880205	346,026
	2009	$0.576400	$0.715926	146,198
	2008	$0.905727	$0.576400	95,097
	2007	$1.000000	$0.905727	53,675
ProFund VP Small-Cap Value	2013	$0.964901	$1.308797	352,647.447
Subaccount Inception Date September 6, 2007	2012	$0.843207	$0.964901	172,771
	2011	$0.892448	$0.843207	13,019
	2010	$0.741863	$0.892448	115,604
	2009	$0.625401	$0.741863	372,858
	2008	$0.915826	$0.625401	317,475
	2007	$1.000000	$0.915826	17,981
ProFund VP Telecommunications	2013	$0.855513	$0.944596	114,038.059
Subaccount Inception Date September 6, 2007	2012	$0.745296	$0.855513	604,761
	2011	$0.742578	$0.745296	30,768
	2010	$0.651519	$0.742578	499,905
	2009	$0.616193	$0.651519	48,681
	2008	$0.953755	$0.616193	68
	2007	$1.000000	$0.953755	0
ProFund VP UltraSmall-Cap	2013	$0.608404	$1.118879	216,461.629
Subaccount Inception Date September 6, 2007	2012	$0.476835	$0.608404	43,282
	2011	$0.596291	0.476835	104,016
	2010	$0.407731	$0.596291	373,964
	2009	$0.295236	$0.407731	778,330
	2008	$0.886293	$0.295236	67,518
	2007	$1.000000	$0.886293	9,778
ProFund VP U.S. Government Plus	2013	$1.616561	$1.288293	47,869.997
Subaccount Inception Date September 6, 2007	2012	$1.625116	$1.616561	249,907
	2011	$1.149283	$1.625116	172,850
	2010	$1.059360	$1.149283	225,417
	2009	$1.595787	$1.059360	360,713
	2008	$1.081581	$1.595787	707,081
	2007	$1.000000	$1.081581	327,769

114

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Utilities	2013	$0.953938	$1.064964	127,415.583
Subaccount Inception Date September 6, 2007	2012	$0.966953	$0.953938	549,771
	2011	$0.835191	$0.966953	1,165,035
	2010	$0.800103	$0.835191	616,129
	2009	$0.733367	$0.800103	330,569
	2008	$1.074139	$0.733367	297,222
	2007	$1.000000	$1.074139	1,921,556
TA Aegon High Yield Bond - Service Class	2013	$1.618221	$1.695189	1,642,847.569
Subaccount Inception Date January 12, 2004	2012	$1.402741	$1.618221	2,939,254
	2011	$1.361949	$1.402741	2,795,667
	2010	$1.232408	$1.361949	3,363,687
	2009	$0.851767	$1.232408	2,110,726
	2008	$1.159947	$0.851767	420,671
	2007	$1.157439	$1.159947	734,552
	2006	$1.062008	$1.157439	1,370,080
	2005	$1.061939	$1.062008	1,082,031
	2004	$1.000000	$1.061939	272,650
TA Aegon Money Market - Service Class	2013	$1.011749	$0.996813	4,082,168.237
Subaccount Inception Date January 12, 2004	2012	$1.026951	$1.011749	6,351,476
	2011	$1.042250	$1.026951	10,139,264
	2010	$1.057853	$1.042250	12,273,033
	2009	$1.073551	$1.057853	15,172,709
	2008	$1.066625	$1.073551	26,254,341
	2007	$1.033454	$1.066625	6,542,781
	2006	$1.004030	$1.033454	5,214,197
	2005	$0.992959	$1.004030	5,467,485
	2004	$1.000000	$0.992959	4,555,720
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.019685	$1.116284	221,442.753
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.019685	31,079
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.057458	$1.115498	182,441.651
Subaccount Inception Date December 9, 2011	2012	$1.005235	$1.057458	209,851
	2011	$0.000000	$1.005235	85,110
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.080491	$1.240251	426,955.890
Subaccount Inception Date December 9, 2011	2012	$0.988500	$1.080491	369,874
	2011	$0.000000	$0.988500	342,336
TA Aegon U.S. Government Securities - Service Class	2013	$1.301244	$1.250135	2,185,346.747
Subaccount Inception Date January 12, 2004	2012	$1.259585	$1.301244	2,772,629
	2011	$1.191621	$1.259585	3,397,411
	2010	$1.160483	$1.191621	3,868,350
	2009	$1.130443	$1.160483	4,796,583
	2008	$1.068245	$1.130443	6,632,759
	2007	$1.025081	$1.068245	503,358
	2006	$1.009539	$1.025081	491,167
	2005	$1.004737	$1.009539	552,723
	2004	$1.000000	$1.004737	270,027

115

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.301244	$1.250135	8,054,692.115
Subaccount Inception Date January 12, 2004	2012	$1.259585	$1.301244	34,901,995
	2011	$1.191621	$1.259585	49,145,334
	2010	$1.160483	$1.191621	32,477,224
	2009	$1.130443	$1.160483	55,499,845
	2008	$1.068245	$1.130443	86,447,326
	2007	$1.025081	$1.068245	2,524,107
	2006	$1.009539	$1.025081	83,026
	2005	$1.004737	$1.009539	18,538
	2004	$1.000000	$1.004737	232,276
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.252913	$1.319412	292,427.318
Subaccount Inception Date January 12, 2004	2012	$1.202130	$1.252913	337,810
	2011	$1.200133	$1.202130	815,630
	2010	$1.116003	$1.200133	1,059,133
	2009	$0.863600	$1.116003	725,021
	2008	$1.391399	$0.863600	538,077
	2007	$1.194028	$1.391399	768,163
	2006	$1.095234	$1.194028	773,660
	2005	$1.073591	$1.095234	574,842
	2004	$1.000000	$1.073591	315,647
TA Asset Allocation - Conservative - Service Class	2013	$1.332971	$1.432659	19,372,385.699
Subaccount Inception Date January 12, 2004	2012	$1.262232	$1.332971	26,313,349
	2011	$1.251623	$1.262232	25,079,419
	2010	$1.168640	$1.251623	27,712,543
	2009	$0.949666	$1.168640	30,084,967
	2008	$1.226456	$0.949666	24,847,589
	2007	$1.172863	$1.226456	21,950,893
	2006	$1.090692	$1.172863	17,780,460
	2005	$1.054196	$1.090692	13,057,143
	2004	$1.000000	$1.054196	6,701,588
TA Asset Allocation - Growth - Service Class	2013	$1.278853	$1.592446	28,088,080.618
Subaccount Inception Date January 12, 2004	2012	$1.155010	$1.278853	23,918,415
	2011	$1.243101	$1.155010	26,672,882
	2010	$1.100521	$1.243101	34,348,040
	2009	$0.862274	$1.100521	36,414,160
	2008	$1.452868	$0.862274	39,045,964
	2007	$1.371454	$1.452868	62,598,944
	2006	$1.207480	$1.371454	56,059,145
	2005	$1.094982	$1.207480	32,683,905
	2004	$1.000000	$1.094982	17,684,973
TA Asset Allocation - Moderate - Service Class	2013	$1.370925	$1.529402	40,997,023.807
Subaccount Inception Date January 12, 2004	2012	$1.275400	$1.370925	46,563,305
	2011	$1.290702	$1.275400	53,451,867
	2010	$1.189483	$1.290702	62,168,068
	2009	$0.956698	$1.189483	70,185,774
	2008	$1.315767	$0.956698	63,844,826
	2007	$1.239728	$1.315767	88,466,273
	2006	$1.131412	$1.239728	85,301,959
	2005	$1.071902	$1.131412	62,676,342
	2004	$1.000000	$1.071902	26,223,695

116

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.348206	$1.581232	106,827,698.689
Subaccount Inception Date January 12, 2004	2012	$1.239917	$1.348206	107,754,562
	2011	$1.287790	$1.239917	111,789,160
	2010	$1.162860	$1.287790	135,072,534
	2009	$0.923050	$1.162860	138,346,800
	2008	$1.396825	$0.923050	135,127,392
	2007	$1.318249	$1.396825	165,419,472
	2006	$1.178429	$1.318249	150,092,330
	2005	$1.090230	$1.178429	78,339,723
	2004	$1.000000	$1.090230	28,100,111
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.351642	$1.730200	3,151,369.645
Subaccount Inception Date January 12, 2004	2012	$1.230848	$1.351642	2,825,457
	2011	$1.219304	$1.230848	3,402,092
	2010	$1.123538	$1.219304	3,675,388
	2009	$1.002877	$1.123538	2,295,840
	2008	$1.543893	$1.002877	1,592,102
	2007	$1.501867	$1.543893	3,495,038
	2006	$1.307095	$1.501867	4,025,600
	2005	$1.146312	$1.307095	2,350,464
	2004	$1.000000	$1.146312	113,004
TA Clarion Global Real Estate Securities - Service Class	2013	$1.809635	$1.849007	1,443,140.391
Subaccount Inception Date January 12, 2004	2012	$1.469797	$1.809635	1,785,134
	2011	$1.587181	$1.469797	1,842,180
	2010	$1.397210	$1.587181	2,389,432
	2009	$1.066253	$1.397210	1,917,463
	2008	$1.882175	$1.066253	1,863,659
	2007	$2.052326	$1.882175	3,594,492
	2006	$1.467798	$2.052326	5,386,808
	2005	$1.316249	$1.467798	3,292,076
	2004	$1.000000	$1.316249	1,651,781
TA Hanlon Income - Service Class(3)	2013	$1.023367	$1.037847	2,491,616.740
Subaccount Inception Date November 19, 2009	2012	$1.003967	$1.023367	3,079,103
	2011	$0.990002	$1.003967	3,098,691
	2010	$1.003681	$0.990002	4,017,857
	2009	$0.999959	$1.003681	760,910
TA International Moderate Growth - Service Class	2013	$0.965634	$1.069947	7,270,355.267
Subaccount Inception Date May 1, 2006	2012	$0.871423	$0.965634	7,691,863
	2011	$0.956557	$0.871423	8,045,933
	2010	$0.880687	$0.956557	9,187,088
	2009	$0.691190	$0.880687	10,105,795
	2008	$1.101698	$0.691190	10,055,121
	2007	$1.030768	$1.101698	8,528,289
	2006	$1.000000	$1.030768	3,388,543
TA Janus Balanced - Service Class	2013	$0.975267	$1.143599	207,181.557
Subaccount Inception Date November 19, 2009	2012	$0.879968	$0.975267	179,276
	2011	$1.001403	$0.879968	219,351
	2010	$0.985842	$1.001403	391,671
	2009	$0.986575	$0.985842	78,695
TA Jennison Growth - Service Class	2013	$1.167123	$1.578776	1,340,200.237
Subaccount Inception Date April 29, 2010	2012	$1.026534	$1.167123	1,030,318
	2011	$1.050003	$1.026534	1,530,999
	2010	$1.000000	$1.050003	1,205,266

117

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Core Bond - Service Class	2013	$1.423424	$1.372523	2,329,603.971
Subaccount Inception Date January 12, 2004	2012	$1.379309	$1.423424	3,847,377
	2011	$1.305416	$1.379309	3,385,136
	2010	$1.226908	$1.305416	2,772,625
	2009	$1.138484	$1.226908	3,721,207
	2008	$1.097942	$1.138484	2,884,774
	2007	$1.045357	$1.097942	3,440,861
	2006	$1.023833	$1.045357	3,536,806
	2005	$1.018111	$1.023833	2,021,009
	2004	$1.000000	$1.018111	516,091
TA JPMorgan Enhanced Index - Service Class	2013	$1.278316	$1.664139	574,537.223
Subaccount Inception Date January 12, 2004	2012	$1.117704	$1.278316	942,499
	2011	$1.129096	$1.117704	494,733
	2010	$0.997814	$1.129096	271,632
	2009	$0.783187	$0.997814	333,608
	2008	$1.272410	$0.783187	263,046
	2007	$1.238329	$1.272410	383,657
	2006	$1.093260	$1.238329	857,799
	2005	$1.075235	$1.093260	898,759
	2004	$1.000000	$1.075235	853,056
TA JPMorgan Tactical Allocation - Service Class	2013	$1.091838	$1.132618	1,728,328.972
Subaccount Inception Date January 12, 2004	2012	$1.031274	$1.091838	1,899,976
	2011	$1.011845	$1.031274	2,184,400
	2010	$1.031315	$1.011845	2,524,481
	2009	$1.007067	$1.031315	2,711,619
	2008	$1.072059	$1.007067	2,552,391
	2007	$1.095858	$1.072059	4,593,319
	2006	$1.085430	$1.095858	6,814,686
	2005	$1.051964	$1.085430	6,514,910
	2004	$1.000000	$1.051964	2,536,735
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.008908	$1.087191	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.008908	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.003956	$1.143507	6,845.742
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.003956	0
TA Market Participation Strategy - Service Class	2013	$0.989747	$1.114515	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.989747	0
TA MFS International Equity - Service Class	2013	$0.959949	$1.113806	1,979,346.011
Subaccount Inception Date May 1, 2007	2012	$0.799533	$0.959949	1,554,927
	2011	$0.903862	$0.799533	817,520
	2010	$0.831700	$0.903862	1,395,246
	2009	$0.638385	$0.831700	1,145,200
	2008	$1.005301	$0.638385	903,506
	2007	$1.000000	$1.005301	676,088
TA Morgan Stanley Capital Growth - Service Class	2013	$1.261426	$1.837893	882,412.623
Subaccount Inception Date January 12, 2004	2012	$1.111454	$1.261426	710,656
	2011	$1.199948	$1.111454	718,555
	2010	$0.958353	$1.199948	861,820
	2009	$0.762538	$0.958353	868,676
	2008	$1.219714	$0.762538	962,785
	2007	$1.228722	$1.219714	1,639,428
	2006	$1.054253	$1.228722	1,864,602
	2005	$1.030790	$1.054253	1,459,713
	2004	$1.000000	$1.030790	1,199,447

118

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.516863	$2.074713	1,748,714.826
Subaccount Inception Date January 12, 2004	2012	$1.415524	$1.516863	1,558,975
	2011	$1.543486	$1.415524	2,571,234
	2010	$1.172796	$1.543486	1,923,286
	2009	$0.743435	$1.172796	879,704
	2008	$1.408940	$0.743435	721,363
	2007	$1.169999	$1.408940	1,632,812
	2006	$1.083581	$1.169999	757,663
	2005	$1.024849	$1.083581	503,955
	2004	$1.000000	$1.024849	235,877
TA Multi-Managed Balanced - Service Class	2013	$1.559660	$1.809434	4,034,413.719
Subaccount Inception Date January 12, 2004	2012	$1.408564	$1.559660	3,695,937
	2011	$1.377957	$1.408564	3,656,654
	2010	$1.128982	$1.377957	3,303,572
	2009	$0.909903	$1.128982	2,511,053
	2008	$1.369808	$0.909903	1,611,889
	2007	$1.226427	$1.369808	2,126,335
	2006	$1.144720	$1.226427	1,700,807
	2005	$1.077883	$1.144720	576,182
	2004	$1.000000	$1.077883	280,106
TA PIMCO Tactical - Balanced - Service Class	2013	$0.919103	$1.012797	438,618.168
Subaccount Inception Date November 19, 2009	2012	$0.923880	$0.919103	622,393
	2011	$0.970792	$0.923880	913,834
	2010	$1.020671	$0.970792	762,095
	2009	$0.998162	$1.020671	29,448
TA PIMCO Tactical - Conservative - Service Class	2013	$0.899120	$0.958074	309,251.785
Subaccount Inception Date November 19, 2009	2012	$0.898985	$0.899120	277,322
	2011	$0.986000	$0.898985	394,448
	2010	$1.022422	$0.986000	384,843
	2009	$0.997269	$1.022422	41,194
TA PIMCO Tactical - Growth - Service Class	2013	$0.863059	$0.993201	208,556.390
Subaccount Inception Date November 19, 2009	2012	$0.870065	$0.863059	183,293
	2011	$0.999152	$0.870065	173,668
	2010	$1.021338	$0.999152	147,468
	2009	$0.996400	$1.021338	149,896
TA PIMCO Total Return - Service Class	2013	$1.420548	$1.360857	4,278,402.256
Subaccount Inception Date January 12, 2004	2012	$1.343583	$1.420548	5,570,896
	2011	$1.287123	$1.343583	6,329,179
	2010	$1.221698	$1.287123	6,692,702
	2009	$1.071283	$1.221698	5,073,335
	2008	$1.121880	$1.071283	3,759,368
	2007	$1.046662	$1.121880	1,877,173
	2006	$1.022468	$1.046662	1,750,695
	2005	$1.017090	$1.022468	1,315,116
	2004	$1.000000	$1.017090	545,625

119

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Systematic Small Mid Cap Value - Service Class	2013	$2.044441	$2.740114	3,771,115.948
Subaccount Inception Date May 1, 2004	2012	$1.788376	$2.044441	1,736,987
	2011	$1.868566	$1.788376	2,329,894
	2010	$1.458329	$1.868566	2,887,567
	2009	$1.035826	$1.458329	3,214,157
	2008	$1.783618	$1.035826	3,378,931
	2007	$1.455505	$1.783618	5,288,410
	2006	$1.253895	$1.455505	3,260,354
	2005	$1.123655	$1.253895	2,594,327
	2004	$1.000000	$1.123655	251,948
TA T. Rowe Price Small Cap - Service Class	2013	$1.599346	$2.264274	1,392,366.362
Subaccount Inception Date January 12, 2004	2012	$1.406671	$1.599346	1,155,998
	2011	$1.406447	$1.406671	900,737
	2010	$1.064842	$1.406447	1,399,627
	2009	$0.781328	$1.064842	907,749
	2008	$1.247090	$0.781328	920,090
	2007	$1.158460	$1.247090	1,223,144
	2006	$1.137788	$1.158460	2,119,133
	2005	$1.046038	$1.137788	2,776,673
	2004	$1.000000	$1.046038	887,232
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.254972	$1.571151	192,398.735
Subaccount Inception Date November 19, 2009	2012	$1.092834	$1.254972	53,957
	2011	$1.154451	$1.092834	29,918
	2010	$1.024203	$1.154451	25,622
	2009	$0.999959	$1.024203	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.093104	$1.200071	428,720.917
Subaccount Inception Date May 1, 2008	2012	$1.023630	$1.093104	282,214
	2011	$1.023942	$1.023630	350,587
	2010	$0.938912	$1.023942	360,522
	2009	$0.817803	$0.938912	402,275
	2008	$1.000000	$0.817803	93,778
TA Vanguard ETF - Conservative - Service Class	2013	$1.149041	$1.216626	252,338.815
Subaccount Inception Date November 19, 2009	2012	$1.093979	$1.149041	328,477
	2011	$1.076184	$1.093979	183,139
	2010	$0.998250	$1.076184	184,846
	2009	$0.999959	$0.998250	0
TA Vanguard ETF - Growth - Service Class	2013	$1.043955	$1.221689	1,134,496.741
Subaccount Inception Date May 1, 2008	2012	$0.949931	$1.043955	519,838
	2011	$0.975207	$0.949931	561,741
	2010	$0.875931	$0.975207	567,834
	2009	$0.721758	$0.875931	486,051
	2008	$1.000000	$0.721758	617,161
TA WMC Diversified Growth - Service Class	2013	$1.297296	$1.688825	6,164,959.357
Subaccount Inception Date January 12, 2004	2012	$1.166780	$1.297296	5,341,440
	2011	$1.232684	$1.166780	6,218,447
	2010	$1.064988	$1.232684	5,666,454
	2009	$0.838623	$1.064988	6,258,668
	2008	$1.581529	$0.838623	5,646,875
	2007	$1.383426	$1.581529	10,614,234
	2006	$1.295525	$1.383426	11,409,225
	2005	$1.130826	$1.295525	5,276,082
	2004	$1.000000	$1.130826	1,439,964

120

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.602590	$1.737940	0.000
Subaccount Inception Date September 6, 2007	2012	$1.424715	$1.602590	0
	2011	$1.406717	$1.424715	0
	2010	$1.226307	$1.406717	0
	2009	$1.000000	$1.226307	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.394924	$1.595594	0.000
Subaccount Inception Date November 10, 2008	2012	$1.250761	$1.394924	0
	2011	$1.311435	$1.250761	0
	2010	$1.208620	$1.311435	0
	2009	$1.000000	$1.208620	0
Fidelity® VIP Index 500 Portfolio – Service Class 2	2013	$1.233136	$1.603379	0.000
Subaccount Inception Date January 12, 2004	2012	$1.081981	$1.233136	0
	2011	$1.078396	$1.081981	0
	2010	$0.953569	$1.078396	0
	2009	$0.765955	$0.953569	0
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.489665	$1.813417	0.000
Subaccount Inception Date November 10, 2008	2012	$1.314237	$1.489665	0
	2011	$1.357922	$1.314237	0
	2010	$1.251483	$1.357922	0
	2009	$1.000000	$1.251483	0
ProFund VP Asia 30	2013	$1.164162	$1.319327	0.000
Subaccount Inception Date September 6, 2007	2012	$1.022822	$1.164162	0
	2011	$1.421355	$1.022822	0
	2010	$1.265897	$1.421355	0
	2009	$1.000000	$1.265897	0
ProFund VP Basic Materials	2013	$1.503577	$1.755269	0.000
Subaccount Inception Date September 6, 2007	2012	$1.406156	$1.503577	0
	2011	$1.701306	$1.406156	0
	2010	$1.330779	$1.701306	0
	2009	$1.000000	$1.330779	0
ProFund VP Consumer Services	2013	$1.810946	$2.496759	0.000
Subaccount Inception Date September 6, 2007	2012	$1.504771	$1.810946	0
	2011	$1.446987	$1.504771	0
	2010	$1.209301	$1.446987	0
	2009	$1.000000	$1.209301	0
ProFund VP Emerging Markets	2013	$1.172812	$1.081796	0.000
Subaccount Inception Date September 6, 2007	2012	$1.116545	$1.172812	0
	2011	$1.410670	$1.116545	0
	2010	$1.303756	$1.410670	0
	2009	$1.000000	$1.303756	0
ProFund VP Europe 30	2013	$1.346948	$1.614946	0.000
Subaccount Inception Date September 6, 2007	2012	$1.172059	$1.346948	0
	2011	$1.304979	$1.172059	0
	2010	$1.289918	$1.304979	0
	2009	$1.000000	$1.289918	0
ProFund VP Falling US Dollar	2013	$0.952256	$0.919775	0.000
Subaccount Inception Date September 6, 2007	2012	$0.973640	$0.952256	0
	2011	$1.015386	$0.973640	0
	2010	$1.057468	$1.015386	0
	2009	$1.000000	$1.057468	0

121

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Financials	2013	$1.379305	$1.795723	0.000
Subaccount Inception Date September 6, 2007	2012	$1.121928	$1.379305	0
	2011	$1.320876	$1.121928	0
	2010	$1.207996	$1.320876	0
	2009	$1.000000	$1.207996	0
ProFund VP International	2013	$1.295066	$1.525404	0.000
Subaccount Inception Date September 6, 2007	2012	$1.133353	$1.295066	0
	2011	$1.342232	$1.133353	0
	2010	$1.263119	$1.342232	0
	2009	$1.000000	$1.263119	0
ProFund VP Japan	2013	$0.977425	$1.428194	0.000
Subaccount Inception Date September 6, 2007	2012	$0.806560	$0.977425	0
	2011	$1.004447	$0.806560	0
	2010	$1.090254	$1.004447	0
	2009	$1.000000	$1.090254	0
ProFund VP Mid - Cap	2013	$1.615982	$2.083361	0.000
Subaccount Inception Date September 6, 2007	2012	$1.419010	$1.615982	0
	2011	$1.502397	$1.419010	0
	2010	$1.228705	$1.502397	0
	2009	$1.000000	$1.228705	0
ProFund VP Oil & Gas	2013	$1.338213	$1.636615	0.000
Subaccount Inception Date September 6, 2007	2012	$1.319485	$1.338213	0
	2011	$1.309174	$1.319485	0
	2010	$1.127829	$1.309174	0
	2009	$1.000000	$1.127826	0
ProFund VP Pharmaceuticals	2013	$1.604908	$2.082297	0.000
Subaccount Inception Date September 6, 2007	2012	$1.455722	$1.604908	0
	2011	$1.271652	$1.455722	0
	2010	$1.283970	$1.271652	0
	2009	$1.000000	$1.283970	0
ProFund VP Precious Metals	2013	$1.135233	$0.694380	0.000
Subaccount Inception Date September 6, 2007	2012	$1.347851	$1.135233	0
	2011	$1.692592	$1.347851	0
	2010	$1.291746	$1.692592	0
	2009	$1.000000	$1.291746	0
ProFund VP Short Emerging Markets	2013	$0.520980	$0.512353	0.000
Subaccount Inception Date September 6, 2007	2012	$0.607859	$0.520980	0
	2011	$0.557247	$0.607859	0
	2010	$0.692979	$0.557247	0
	2009	$1.000000	$0.692979	0
ProFund VP Short International	2013	$0.486612	$0.378888	0.000
Subaccount Inception Date September 6, 2007	2012	$0.618329	$0.486612	0
	2011	$0.616162	$0.618329	0
	2010	$0.732801	$0.616162	0
	2009	$1.000000	$0.732801	0
ProFund VP Short NASDAQ - 100	2013	$0.401020	$0.279055	0.000
Subaccount Inception Date September 6, 2007	2012	$0.501040	$0.401020	0
	2011	$0.567767	$0.501040	0
	2010	$0.730834	$0.567767	0
	2009	$1.000000	$0.730834	0

122

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Small - Cap Value	2013	$1.557710	$2.113945	0.000
Subaccount Inception Date September 6, 2007	2012	$1.360581	$1.557710	0
	2011	$1.439333	$1.360581	0
	2010	$1.195885	$1.439333	0
	2009	$1.000000	$1.195885	0
ProFund VP Telecommunications	2013	$1.395894	$1.542002	0.000
Subaccount Inception Date September 6, 2007	2012	$1.215463	$1.395894	0
	2011	$1.210454	$1.215463	0
	2010	$1.061498	$1.210454	0
	2009	$1.000000	$1.061498	0
ProFund VP UltraSmall - Cap	2013	$2.193739	$4.036354	0.000
Subaccount Inception Date September 6, 2007	2012	$1.718487	$2.193739	0
	2011	$2.147900	$1.718487	0
	2010	$1.467943	$2.147900	0
	2009	$1.000000	$1.467943	0
ProFund VP U.S. Government Plus	2013	$1.374485	$1.095907	0.000
Subaccount Inception Date September 6, 2007	2012	$1.381069	$1.374485	0
	2011	$0.976213	$1.381069	0
	2010	$0.899390	$0.976213	0
	2009	$1.000000	$0.899390	0
ProFund VP Utilities	2013	$1.413905	$1.579245	0.000
Subaccount Inception Date September 6, 2007	2012	$1.432491	$1.413905	0
	2011	$1.236687	$1.432491	0
	2010	$1.184159	$1.236687	0
	2009	$1.000000	$1.184159	0
TA Aegon High Yield Bond - Service Class	2013	$1.562482	$1.637609	0.000
Subaccount Inception Date January 12, 2004	2012	$1.353757	$1.562482	0
	2011	$1.313738	$1.353757	0
	2010	$1.188199	$1.313738	0
	2009	$0.820813	$1.188199	0
TA Aegon Money Market - Service Class	2013	$1.020403	$1.005832	17,593.677
Subaccount Inception Date January 12, 2004	2012	$1.035212	$1.020403	17,623
	2011	$1.050132	$1.035212	17,653
	2010	$1.065312	$1.050132	17,682
	2009	$1.080617	$1.065312	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.020022	$1.117194	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.020022	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.057997	$1.116613	0.000
Subaccount Inception Date December 9, 2011	2012	$1.005265	$1.057997	0
	2011	$0.000000	$1.005265	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.081058	$1.241510	0.000
Subaccount Inception Date December 9, 2011	2012	$0.988528	$1.081058	0
	2011	$0.000000	$0.988528	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.287458	$1.237494	0.000
Subaccount Inception Date January 12, 2004	2012	$1.245621	$1.287458	0
	2011	$1.177824	$1.245621	0
	2010	$1.146487	$1.177824	0
	2009	$1.116258	$1.146487	0

123

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.287458	$1.237494	0.000
Subaccount Inception Date January 12, 2004	2012	$1.245621	$1.287458	0
	2011	$1.177824	$1.245621	0
	2010	$1.146487	$1.177824	0
	2009	$1.116258	$1.146487	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.250116	$1.317120	0.000
Subaccount Inception Date January 12, 2004	2012	$1.198858	$1.250116	0
	2011	$1.196285	$1.198858	0
	2010	$1.111884	$1.196285	0
	2009	$0.859987	$1.111884	0
TA Asset Allocation - Conservative - Service Class	2013	$1.286625	$1.383539	0.000
Subaccount Inception Date January 12, 2004	2012	$1.217763	$1.286625	0
	2011	$1.206930	$1.217763	0
	2010	$1.126367	$1.206930	0
	2009	$0.914860	$1.126367	0
TA Asset Allocation - Growth - Service Class	2013	$1.189401	$1.481793	0.000
Subaccount Inception Date January 12, 2004	2012	$1.073699	$1.189401	0
	2011	$1.155024	$1.073699	0
	2010	$1.022041	$1.155024	1,756
	2009	$0.800403	$1.022041	0
TA Asset Allocation - Moderate - Service Class	2013	$1.303526	$1.454917	0.000
Subaccount Inception Date January 12, 2004	2012	$1.212097	$1.303526	0
	2011	$1.226047	$1.212097	0
	2010	$1.129335	$1.226047	0
	2009	$0.907877	$1.129335	0
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.260355	$1.478919	0.000
Subaccount Inception Date January 12, 2004	2012	$1.158539	$1.260355	0
	2011	$1.202679	$1.158539	0
	2010	$1.085472	$1.202679	0
	2009	$0.861199	$1.085472	0
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.148309	$1.470649	0.000
Subaccount Inception Date January 12, 2004	2012	$1.045169	$1.148309	0
	2011	$1.034866	$1.045169	0
	2010	$0.953119	$1.034866	0
	2009	$0.850325	$0.953119	0
TA Clarion Global Real Estate Securities - Service Class	2013	$1.399294	$1.430440	0.000
Subaccount Inception Date January 12, 2004	2012	$1.135948	$1.399294	0
	2011	$1.226067	$1.135948	0
	2010	$1.078790	$1.226067	0
	2009	$0.822846	$1.078790	0
TA Hanlon Income - Service Class(3)	2013	$1.024964	$1.039970	0.000
Subaccount Inception Date November 19, 2009	2012	$1.005034	$1.024964	0
	2011	$0.990562	$1.005034	0
	2010	$1.003739	$0.990562	0
	2009	$0.999961	$1.003739	0
TA Janus Balanced - Service Class	2013	$0.976752	$1.145915	0.000
Subaccount Inception Date November 19, 2009	2012	$0.880881	$0.976752	0
	2011	$1.001949	$0.880881	0
	2010	$0.985894	$1.001949	0
	2009	$0.986576	$0.985894	0

124

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Jennison Growth - Service Class	2013	$1.168672	$1.581650	0.000
Subaccount Inception Date April 29, 2010	2012	$1.027388	$1.168672	0
	2011	$1.050358	$1.027388	0
	2010	$1.000000	$1.050358	0
TA JPMorgan Core Bond - Service Class	2013	$1.386036	$1.337138	0.000
Subaccount Inception Date January 12, 2004	2012	$1.342410	$1.386036	0
	2011	$1.269868	$1.342410	0
	2010	$1.192914	$1.269868	0
	2009	$1.106407	$1.192914	0
TA JPMorgan Enhanced Index - Service Class	2013	$1.217149	$1.585293	0.000
Subaccount Inception Date January 12, 2004	2012	$1.063693	$1.217149	0
	2011	$1.073994	$1.063693	0
	2010	$0.948654	$1.073994	0
	2009	$0.744233	$0.948654	0
TA JPMorgan Tactical Allocation - Service Class	2013	$1.046486	$1.086100	0.000
Subaccount Inception Date January 12, 2004	2012	$0.987954	$1.046486	0
	2011	$0.968865	$0.987954	0
	2010	$0.987022	$0.968865	0
	2009	$0.963343	$0.987022	0
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.009242	$1.088082	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.009242	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.004290	$1.144447	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.004290	0
TA MFS International Equity - Service Class	2013	$1.529649	$1.775698	0.000
Subaccount Inception Date May 1, 2007	2012	$1.273399	$1.529649	0
	2011	$1.438861	$1.273399	0
	2010	$1.323341	$1.438861	0
	2009	$1.000000	$1.323341	0
TA Morgan Stanley Capital Growth - Service Class	2013	$1.281960	$1.868748	0.000
Subaccount Inception Date January 12, 2004	2012	$1.128988	$1.281960	0
	2011	$1.218281	$1.128988	0
	2010	$0.972516	$1.218281	0
	2009	$0.773416	$0.972516	0
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.518752	$2.078325	0.000
Subaccount Inception Date January 12, 2004	2012	$1.416584	$1.518752	0
	2011	$1.543882	$1.416584	0
	2010	$1.172523	$1.543882	0
	2009	$0.742888	$1.172523	0
TA Multi-Managed Balanced - Service Class	2013	$1.485358	$1.724088	0.000
Subaccount Inception Date January 12, 2004	2012	$1.340790	$1.485358	0
	2011	$1.311015	$1.340790	0
	2010	$1.073605	$1.311015	0
	2009	$0.864841	$1.073605	0
TA PIMCO Tactical - Balanced - Service Class	2013	$0.920507	$1.014840	0.000
Subaccount Inception Date November 19, 2009	2012	$0.924841	$0.920507	0
	2011	$0.971311	$0.924841	0
	2010	$1.020733	$0.971311	0
	2009	$0.998164	$1.020733	0

125

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Tactical - Conservative - Service Class	2013	$0.900521	$0.960037	0.000
Subaccount Inception Date November 19, 2009	2012	$0.899919	$0.900521	0
	2011	$0.986536	$0.899919	0
	2010	$1.022483	$0.986536	0
	2009	$0.997270	$1.022483	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.864397	$0.995227	0.000
Subaccount Inception Date November 19, 2009	2012	$0.870991	$0.864397	0
	2011	$0.999711	$0.870991	0
	2010	$1.021402	$0.999711	0
	2009	$0.996402	$1.021402	0
TA PIMCO Total Return - Service Class	2013	$1.386992	$1.329364	0.000
Subaccount Inception Date January 12, 2004	2012	$1.311188	$1.386992	0
	2011	$1.255474	$1.311188	0
	2010	$1.191068	$1.255474	0
	2009	$1.043906	$1.191068	0
TA Systematic Small Mid Cap Value - Service Class	2013	$1.812915	$2.430993	0.000
Subaccount Inception Date May 1, 2004	2012	$1.585068	$1.812915	0
	2011	$1.655327	$1.585068	0
	2010	$1.291270	$1.655327	0
	2009	$0.916721	$1.291270	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.559370	$2.208782	0.000
Subaccount Inception Date January 12, 2004	2012	$1.370824	$1.559370	0
	2011	$1.369933	$1.370824	0
	2010	$1.036697	$1.369933	0
	2009	$0.760301	$1.036697	0
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.256917	$1.574372	0.000
Subaccount Inception Date November 19, 2009	2012	$1.093985	$1.256917	0
	2011	$1.155086	$1.093985	0
	2010	$1.024265	$1.155086	0
	2009	$0.999961	$1.024265	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.332948	$1.464097	0.000
Subaccount Inception Date May 1, 2008	2012	$1.247608	$1.332948	0
	2011	$1.247366	$1.247608	0
	2010	$1.143221	$1.247366	0
	2009	$1.000000	$1.143221	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.150791	$1.219078	0.000
Subaccount Inception Date November 19, 2009	2012	$1.095100	$1.150791	0
	2011	$1.076773	$1.095100	0
	2010	$0.998308	$1.076773	0
	2009	$0.999961	$0.998308	0
TA Vanguard ETF - Growth - Service Class	2013	$1.428950	$1.673055	0.000
Subaccount Inception Date May 1, 2008	2012	$1.299609	$1.428950	0
	2011	$1.333522	$1.299609	0
	2010	$1.197178	$1.333522	0
	2009	$1.000000	$1.197178	0
TA WMC Diversified Growth - Service Class	2013	$1.180188	$1.537131	0.000
Subaccount Inception Date January 12, 2004	2012	$1.060938	$1.180188	0
	2011	$1.120304	$1.060938	0
	2010	$0.967424	$1.120304	0
	2009	$0.761428	$0.967424	0

126

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.40%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.605501	$1.741963	0.000
Subaccount Inception Date September 6, 2007	2012	$1.426586	$1.605501	0
	2011	$1.407869	$1.426586	0
	2010	$1.226708	$1.407869	0
	2009	$1.000000	$1.226708	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.397448	$1.599276	0.000
Subaccount Inception Date November 10, 2008	2012	$1.252407	$1.397448	0
	2011	$1.312517	$1.252407	0
	2010	$1.209009	$1.312517	0
	2009	$1.000000	$1.209009	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.237780	$1.610202	0.000
Subaccount Inception Date January 12, 2004	2012	$1.085514	$1.237780	0
	2011	$1.081388	$1.085514	0
	2010	$0.955752	$1.081388	0
	2009	$0.767315	$0.955752	0
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.492329	$1.817556	0.000
Subaccount Inception Date November 10, 2008	2012	$1.315935	$1.492329	0
	2011	$1.359011	$1.315935	0
	2010	$1.251880	$1.359011	0
	2009	$1.000000	$1.251880	0
ProFund VP Asia 30	2013	$1.166256	$1.322359	0.000
Subaccount Inception Date September 6, 2007	2012	$1.024162	$1.166256	0
	2011	$1.422512	$1.024162	0
	2010	$1.266311	$1.422512	0
	2009	$1.000000	$1.266311	0
ProFund VP Basic Materials	2013	$1.506290	$1.759307	0.000
Subaccount Inception Date September 6, 2007	2012	$1.408005	$1.506290	0
	2011	$1.702705	$1.408005	0
	2010	$1.331219	$1.702705	0
	2009	$1.000000	$1.331219	0
ProFund VP Consumer Services	2013	$1.814240	$2.502530	0.000
Subaccount Inception Date September 6, 2007	2012	$1.506760	$1.814240	0
	2011	$1.448182	$1.506760	0
	2010	$1.209790	$1.448182	0
	2009	$1.000000	$1.209709	0
ProFund VP Emerging Markets	2013	$1.174934	$1.084294	0.000
Subaccount Inception Date September 6, 2007	2012	$1.118014	$1.174934	0
	2011	$1.411833	$1.118014	0
	2010	$1.304178	$1.411833	0
	2009	$1.000000	$1.304178	0
ProFund VP Europe 30	2013	$1.349368	$1.618652	0.000
Subaccount Inception Date September 6, 2007	2012	$1.173585	$1.349368	0
	2011	$1.306032	$1.173585	0
	2010	$1.290330	$1.306032	0
	2009	$1.000000	$1.290330	0
ProFund VP Falling US Dollar	2013	$0.953968	$0.921885	0.000
Subaccount Inception Date September 6, 2007	2012	$0.974902	$0.953968	0
	2011	$1.016201	$0.974902	0
	2010	$1.057807	$1.016201	0
	2009	$1.000000	$1.057807	0

127

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.40%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Financials	2013	$1.381787	$1.799843	0.000
Subaccount Inception Date September 6, 2007	2012	$1.123393	$1.381787	0
	2011	$1.321954	$1.123393	0
	2010	$1.208382	$1.321954	0
	2009	$1.000000	$1.208382	0
ProFund VP International	2013	$1.297414	$1.528913	0.000
Subaccount Inception Date September 6, 2007	2012	$1.134848	$1.297414	0
	2011	$1.343341	$1.134848	0
	2010	$1.263533	$1.343341	0
	2009	$1.000000	$1.263533	0
ProFund VP Japan	2013	$0.979173	$1.431458	0.000
Subaccount Inception Date September 6, 2007	2012	$0.807608	$0.979173	0
	2011	$1.005271	$0.807608	0
	2010	$1.090598	$1.005271	0
	2009	$1.000000	$1.090598	0
ProFund VP Mid-Cap	2013	$1.618894	$2.088147	0
Subaccount Inception Date September 6, 2007	2012	$1.420865	$1.618894	0
	2011	$1.503626	$1.420865	0
	2010	$1.229101	$1.503626	0
	2009	$1.000000	$1.229101	0.000
ProFund VP Oil & Gas	2013	$1.340641	$1.640379	0.000
Subaccount Inception Date September 6, 2007	2012	$1.321227	$1.340641	0
	2011	$1.310248	$1.321227	0
	2010	$1.128199	$1.310248	0
	2009	$1.000000	$1.128199	0
ProFund VP Pharmaceuticals	2013	$1.607778	$2.087053	0.000
Subaccount Inception Date September 6, 2007	2012	$1.457609	$1.607778	0
	2011	$1.272678	$1.457609	0
	2010	$1.284382	$1.272678	0
	2009	$1.000000	$1.284382	0
ProFund VP Precious Metals	2013	$1.137283	$0.695983	0.000
Subaccount Inception Date September 6, 2007	2012	$1.349614	$1.137283	0
	2011	$1.693971	$1.349614	0
	2010	$1.292168	$1.693971	0
	2009	$1.000000	$1.292168	0
ProFund VP Short Emerging Markets	2013	$0.521916	$0.513525	0.000
Subaccount Inception Date September 6, 2007	2012	$0.608662	$0.521916	0
	2011	$0.557708	$0.608662	0
	2010	$0.693203	$0.557708	0
	2009	$1.000000	$0.693203	0
ProFund VP Short International	2013	$0.487476	$0.379750	0.000
Subaccount Inception Date September 6, 2007	2012	$0.619131	$0.487476	0
	2011	$0.616673	$0.619131	0
	2010	$0.733046	$0.616673	0
	2009	$1.000000	$0.733046	0
ProFund VP Short NASDAQ-100	2013	$0.401742	$0.279695	0.000
Subaccount Inception Date September 6, 2007	2012	$0.501693	$0.401742	0
	2011	$0.568237	$0.501693	0
	2010	$0.731079	$0.568237	0
	2009	$1.000000	$0.731079	0

128

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.40%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Small-Cap Value	2013	$1.560524	$2.118804	0.000
Subaccount Inception Date September 6, 2007	2012	$1.362358	$1.560524	0
	2011	$1.440504	$1.362358	0
	2010	$1.196271	$1.440504	0
	2009	$1.000000	$1.196271	0
ProFund VP Telecommunications	2013	$1.398434	$1.545573	0.000
Subaccount Inception Date September 6, 2007	2012	$1.217074	$1.398434	0
	2011	$1.211458	$1.217074	0
	2010	$1.061843	$1.211458	0
	2009	$1.000000	$1.061843	0
ProFund VP UltraSmall-Cap	2013	$2.197709	$4.045636	0.000
Subaccount Inception Date September 6, 2007	2012	$1.720742	$2.197709	0
	2011	$2.149657	$1.720742	0
	2010	$1.468414	$2.149657	0
	2009	$1.000000	$1.468414	0
ProFund VP U.S. Government Plus	2013	$1.376948	$1.098423	0.000
Subaccount Inception Date September 6, 2007	2012	$1.382867	$1.376948	0
	2011	$0.977009	$1.382867	0
	2010	$0.899682	$0.977009	0
	2009	$1.000000	$0.899682	0
ProFund VP Utilities	2013	$1.416486	$1.582899	0.000
Subaccount Inception Date September 6, 2007	2012	$1.434395	$1.416486	0
	2011	$1.237717	$1.434395	0
	2010	$1.184554	$1.237717	0
	2009	$1.000000	$1.184554	0
TA Aegon High Yield Bond - Service Class	2013	$1.568339	$1.644553	0.000
Subaccount Inception Date January 12, 2004	2012	$1.358156	$1.568339	0
	2011	$1.317358	$1.358156	0
	2010	$1.190883	$1.317358	0
	2009	$0.822257	$1.190883	0
TA Aegon Money Market - Service Class	2013	$1.024227	$1.010122	0.000
Subaccount Inception Date January 12, 2004	2012	$1.038566	$1.024227	36,942
	2011	$1.053048	$1.038566	37,209
	2010	$1.067696	$1.053048	0
	2009	$1.082560	$1.067696	0
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.020360	$1.118123	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.020360	0
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.058557	$1.117755	0.000
Subaccount Inception Date December 9, 2011	2012	$1.005293	$1.058557	0
	2011	$0.000000	$1.005293	0
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.081630	$1.242779	0.000
Subaccount Inception Date December 9, 2001	2012	$0.988557	$1.081630	0
	2011	$0.000000	$0.988557	0
TA Aegon U.S. Government Securities - Service Class	2013	$1.292287	$1.242751	0.000
Subaccount Inception Date January 12, 2004	2012	$1.249682	$1.292287	0
	2011	$1.181079	$1.249682	0
	2010	$1.149079	$1.181079	2,127
	2009	$1.118226	$1.149079	0

129

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.40%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.292287	$1.242751	0.000
Subaccount Inception Date January 12, 2004	2012	$1.249682	$1.292287	16,548
	2011	$1.181079	$1.249682	63,115
	2010	$1.149079	$1.181079	19,552
	2009	$1.118226	$1.149079	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.254808	$1.322714	0.000
Subaccount Inception Date January 12, 2004	2012	$1.202757	$1.254808	0
	2011	$1.199589	$1.202757	0
	2010	$1.114409	$1.199589	0
	2009	$0.861516	$1.114409	0
TA Asset Allocation - Conservative - Service Class	2013	$1.291472	$1.389427	0.000
Subaccount Inception Date January 12, 2004	2012	$1.221732	$1.291472	34,619
	2011	$1.210263	$1.221732	34,869
	2010	$1.128913	$1.210263	0
	2009	$0.916476	$1.128913	0
TA Asset Allocation - Growth - Service Class	2013	$1.193866	$1.488085	3,292.428
Subaccount Inception Date January 12, 2004	2012	$1.077192	$1.193866	3,316
	2011	$1.158210	$1.077192	3,342
	2010	$1.024361	$1.158210	16,911
	2009	$0.801816	$1.024361	0
TA Asset Allocation - Moderate - Service Class	2013	$1.308453	$1.461132	115,516.894
Subaccount Inception Date January 12, 2004	2012	$1.216073	$1.308453	121,629
	2011	$1.229464	$1.216073	83,307
	2010	$1.131923	$1.229464	0
	2009	$0.909502	$1.131923	0
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.265098	$1.485212	27,590.173
Subaccount Inception Date January 12, 2004	2012	$1.162321	$1.265098	36,766
	2011	$1.206013	$1.162321	52,504
	2010	$1.087945	$1.206013	68,589
	2009	$0.862730	$1.087945	86,345
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.152641	$1.476924	0.000
Subaccount Inception Date January 12, 2004	2012	$1.048593	$1.152641	0
	2011	$1.037741	$1.048593	0
	2010	$0.955293	$1.037741	0
	2009	$0.851838	$0.955293	0
TA Clarion Global Real Estate Securities - Service Class	2013	$1.404535	$1.436502	0.000
Subaccount Inception Date January 12, 2004	2012	$1.139639	$1.404535	0
	2011	$1.229438	$1.139639	0
	2010	$1.081219	$1.229438	0
	2009	$0.824297	$1.081219	0
TA Hanlon Income - Service Class(3)	2013	$1.026531	$1.042076	0.000
Subaccount Inception Date November 19, 2009	2012	$1.006077	$1.026531	0
	2011	$0.991106	$1.006077	0
	2010	$1.003803	$0.991106	0
	2009	$0.999962	$1.003803	0
TA Janus Balanced - Service Class	2013	$0.978247	$1.148231	0.000
Subaccount Inception Date November 19, 2009	2012	$0.881788	$0.978247	0
	2011	$1.002498	$0.881788	0
	2010	$0.985954	$1.002498	0
	2009	$0.986578	$0.985954	0

130

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.40%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Jennison Growth - Service Class	2013	$1.170208	$1.584503	0.000
Subaccount Inception Date April 29, 2010	2012	$1.028233	$1.170208	0
	2011	$1.050697	$1.028233	0
	2010	$1.000000	$1.050697	0
TA JPMorgan Core Bond - Service Class	2013	$1.391270	$1.342851	0.000
Subaccount Inception Date January 12, 2004	2012	$1.346808	$1.391270	0
	2011	$1.273407	$1.346808	0
	2010	$1.195638	$1.273407	0
	2009	$1.108386	$1.195638	0
TA JPMorgan Enhanced Index - Service Class	2013	$1.221720	$1.592031	0.000
Subaccount Inception Date January 12, 2004	2012	$1.067163	$1.221720	0
	2011	$1.076958	$1.067163	0
	2010	$0.950807	$1.076958	53,284
	2009	$0.745552	$0.950807	0
TA JPMorgan Tactical Allocation - Service Class	2013	$1.050397	$1.090717	0.000
Subaccount Inception Date January 12, 2004	2012	$0.991158	$1.050397	0
	2011	$0.971523	$0.991158	0
	2010	$0.989251	$0.971523	0
	2009	$0.965040	$0.989251	0
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.009577	$1.088982	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.009577	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.004616	$1.145382	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.004616	0
TA MFS International Equity - Service Class	2013	$1.532426	$1.779794	0.000
Subaccount Inception Date May 1, 2007	2012	$1.275088	$1.532426	0
	2011	$1.440055	$1.275088	0
	2010	$1.323784	$1.440055	0
	2009	$1.000000	$1.323784	0
TA Morgan Stanley Capital Growth - Service Class	2013	$1.286752	$1.876648	0.000
Subaccount Inception Date January 12, 2004	2012	$1.132649	$1.286752	0
	2011	$1.221632	$1.132649	0
	2010	$0.974715	$1.221632	0
	2009	$0.774778	$0.974715	0
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.524411	$2.087089	0.000
Subaccount Inception Date January 12, 2004	2012	$1.421163	$1.524411	0
	2011	$1.548119	$1.421163	0
	2010	$1.175160	$1.548119	0
	2009	$0.744199	$1.175160	0
TA Multi-Managed Balanced - Service Class	2013	$1.490937	$1.731410	0.000
Subaccount Inception Date January 12, 2004	2012	$1.345159	$1.490937	0
	2011	$1.314630	$1.345159	0
	2010	$1.076038	$1.314630	0
	2009	$0.866382	$1.076038	0
TA PIMCO Tactical - Balanced - Service Class	2013	$0.921928	$1.016911	0.000
Subaccount Inception Date November 19, 2009	2012	$0.925800	$0.921928	0
	2011	$0.971851	$0.925800	0
	2010	$1.020793	$0.971851	0
	2009	$0.998165	$1.020793	0

131

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.40%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA PIMCO Tactical - Conservative - Service Class	2013	$0.901896	$0.961983	0.000
Subaccount Inception Date November 19, 2009	2012	$0.900846	$0.901896	0
	2011	$0.987075	$0.900846	0
	2010	$1.022540	$0.987075	0
	2009	$0.997271	$1.022540	0
TA PIMCO Tactical - Growth - Service Class	2013	$0.865751	$0.997283	0.000
Subaccount Inception Date November 19, 2009	2012	$0.871893	$0.865751	0
	2011	$1.000262	$0.871893	0
	2010	$1.021459	$1.000262	0
	2009	$0.996403	$1.021459	0
TA PIMCO Total Return - Service Class	2013	$1.392184	$1.334994	0.000
Subaccount Inception Date January 12, 2004	2012	$1.315442	$1.392184	0
	2011	$1.258931	$1.315442	0
	2010	$1.193763	$1.258931	0
	2009	$1.045760	$1.193763	0
TA Systematic Small Mid Cap Value - Service Class	2013	$1.819701	$2.441305	0.000
Subaccount Inception Date May 1, 2004	2012	$1.590208	$1.819701	0
	2011	$1.659880	$1.590208	0
	2010	$1.294199	$1.659880	0
	2009	$0.918345	$1.294199	0
TA T. Rowe Price Small Cap - Service Class	2013	$1.565199	$2.218122	0.000
Subaccount Inception Date January 12, 2004	2012	$1.375264	$1.565199	0
	2011	$1.373689	$1.375264	0
	2010	$1.039025	$1.373689	0
	2009	$0.761632	$1.039025	0
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.258834	$1.577536	0.000
Subaccount Inception Date November 19, 2009	2012	$1.095118	$1.258834	0
	2011	$1.155720	$1.095118	0
	2010	$1.024327	$1.155720	0
	2009	$0.999962	$1.024327	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.335351	$1.467459	0.000
Subaccount Inception Date May 1, 2008	2012	$1.249240	$1.335351	0
	2011	$1.248380	$1.249240	0
	2010	$1.143588	$1.248380	0
	2009	$1.000000	$1.143588	0
TA Vanguard ETF - Conservative - Service Class	2013	$1.152583	$1.221569	0.000
Subaccount Inception Date November 19, 2009	2012	$1.096261	$1.152583	0
	2011	$1.077372	$1.096261	0
	2010	$0.998364	$1.077372	0
	2009	$0.999962	$0.998364	0
TA Vanguard ETF - Growth - Service Class	2013	$1.431522	$1.676896	0.000
Subaccount Inception Date May 1, 2008	2012	$1.301303	$1.431522	0
	2011	$1.334613	$1.301303	0
	2010	$1.197569	$1.334613	0
	2009	$1.000000	$1.197569	0
TA WMC Diversified Growth - Service Class	2013	$1.184613	$1.543652	32,767.335
Subaccount Inception Date January 12, 2004	2012	$1.064387	$1.184613	19,992
	2011	$1.123397	$1.064387	21,762
	2010	$0.969620	$1.123397	23,622
	2009	$0.762773	$0.969620	0

132

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.470269	$1.596801	342,373.683
Subaccount Inception Date September 6, 2007	2012	$1.305131	$1.470269	173,744
	2011	$1.286746	$1.305131	237,481
	2010	$1.120067	$1.286746	423,567
	2009	$0.970485	$1.120067	636,396
	2008	$1.031031	$0.970485	473,462
	2007	$1.000000	$1.031031	2,972
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.440290	$1.649925	261,110.923
Subaccount Inception Date November 10, 2008	2012	$1.289515	$1.440290	189,699
	2011	$1.350083	$1.289515	263,392
	2010	$1.242394	$1.350083	211,579
	2009	$1.013273	$1.242394	232,383
	2008	$1.000000	$1.013273	77,336
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.318301	$1.716645	424,023.440
Subaccount Inception Date January 12, 2004	2012	$1.154978	$1.318301	355,962
	2011	$1.149460	$1.154978	495,098
	2010	$1.014915	$1.149460	517,834
	2009	$0.814015	$1.014915	787,033
	2008	$1.312266	$0.814015	574,153
	2007	$1.263927	$1.312266	1,132,105
	2006	$1.109095	$1.263927	876,922
	2005	$1.074523	$1.109095	364,432
	2004	$1.000000	$1.074523	270,086
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.518385	$1.851111	813,171.673
Subaccount Inception Date November 10, 2008	2012	$1.337593	$1.518385	839,583
	2011	$1.380025	$1.337593	900,087
	2010	$1.269985	$1.380025	908,676
	2009	$0.990582	$1.269985	701,176
	2008	$1.000000	$0.990582	7,896
ProFund VP Asia 30	2013	$0.798166	$0.905888	508,393.441
Subaccount Inception Date September 6, 2007	2012	$0.700215	$0.798166	474,309
	2011	$0.971613	$0.700215	434,703
	2010	$0.864074	$0.971613	904,453
	2009	$0.567641	$0.864074	1,169,932
	2008	$1.169336	$0.567641	476,431
	2007	$1.000000	$1.169336	491,315
ProFund VP Basic Materials	2013	$0.970555	$1.134710	185,322.220
Subaccount Inception Date September 6, 2007	2012	$0.906325	$0.970555	314,455
	2011	$1.094941	$0.906325	665,327
	2010	$0.855207	$1.094941	957,592
	2009	$0.533535	$0.855207	1,271,782
	2008	$1.112700	$0.533535	486,474
	2007	$1.000000	$1.112700	856,967
ProFund VP Bull	2013	$0.892248	$1.142893	235,199.548
Subaccount Inception Date June 21, 2007	2012	$0.793673	$0.892248	141,369
	2011	$0.803967	$0.793673	56,628
	2010	$0.723421	$0.803967	1,082,323
	2009	$0.589355	$0.723421	2,306,402
	2008	$0.957874	$0.589355	3,992
	2007	$1.000000	$0.957874	22,732

133

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Consumer Services	2013	$1.204684	$1.663367	35,096.162
Subaccount Inception Date September 6, 2007	2012	$0.999522	$1.204684	30,733
	2011	$0.959718	$0.999522	128,516
	2010	$0.800882	$0.959718	109,510
	2009	$0.620240	$0.800882	22,598
	2008	$0.915722	$0.620240	38,408
	2007	$1.000000	$0.915722	0
ProFund VP Emerging Markets	2013	$0.818883	$0.756457	691,975.122
Subaccount Inception Date September 6, 2007	2012	$0.778440	$0.818883	1,459,121
	2011	$0.982047	$0.778440	758,018
	2010	$0.906276	$0.982047	2,200,285
	2009	$0.565446	$0.906276	2,082,840
	2008	$1.147797	$0.565446	174,997
	2007	$1.000000	$1.147797	209,777
ProFund VP Europe 30	2013	$0.779557	$0.936059	43,804.536
Subaccount Inception Date September 6, 2007	2012	$0.677330	$0.779557	533,464
	2011	$0.753032	$0.677330	5,780
	2010	$0.743248	$0.753032	48,786
	2009	$0.569124	$0.743248	68,744
	2008	$1.029646	$0.569124	27,149
	2007	$1.000000	$1.029646	695,548
ProFund VP Falling US Dollar	2013	$0.914423	$0.884533	39,415.314
Subaccount Inception Date September 6, 2007	2012	$0.933567	$0.914423	29,114
	2011	$0.972159	$0.933567	58,584
	2010	$1.010960	$0.972159	97,894
	2009	$0.991242	$1.010960	162,756
	2008	$1.058302	$0.991242	175,557
	2007	$1.000000	$1.058302	49,043
ProFund VP Financials	2013	$0.549486	$0.716435	823,867.219
Subaccount Inception Date September 6, 2007	2012	$0.446291	$0.549486	252,116
	2011	$0.524667	$0.446291	251,133
	2010	$0.479116	$0.524667	539,025
	2009	$0.421999	$0.479116	680,213
	2008	$0.864405	$0.421999	384,176
	2007	$1.000000	$0.864405	23,762
ProFund VP International	2013	$0.702844	$0.829075	394,999.877
Subaccount Inception Date September 6, 2007	2012	$0.614177	$0.702844	400,799
	2011	$0.726300	$0.614177	187,397
	2010	$0.682484	$0.726300	1,007,269
	2009	$0.554657	$0.682484	1,458,316
	2008	$1.010646	$0.554657	11,974
	2007	$1.000000	$1.010646	18,956
ProFund VP Japan	2013	$0.522833	$0.765078	129,568.484
Subaccount Inception Date September 6, 2007	2012	$0.430798	$0.522833	0
	2011	$0.535712	$0.430798	246,533
	2010	$0.580609	$0.535712	5,222
	2009	$0.533087	$0.580609	5,229
	2008	$0.912928	$0.533087	14,432
	2007	$1.000000	$0.912928	0

134

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Mid-Cap	2013	$1.028709	$1.328216	282,618.213
Subaccount Inception Date September 6, 2007	2012	$0.901971	$1.028709	430,929
	2011	$0.953569	$0.901971	104,042
	2010	$0.778698	$0.953569	447,645
	2009	$0.593652	$0.778698	838,864
	2008	$0.975794	$0.593652	235,212
	2007	$1.000000	$0.975794	0
ProFund VP Money Market	2013	$0.957338	$0.945265	2,483,969.585
Subaccount Inception Date June 21, 2007	2012	$0.969668	$0.957338	1,334,209
	2011	$0.982051	$0.969668	2,555,777
	2010	$0.994592	$0.982051	2,053,291
	2009	$1.007222	$0.994592	3,690,152
	2008	$1.011855	$1.007222	4,565,949
	2007	$1.000000	$1.011855	1,966,107
ProFund VP NASDAQ-100	2013	$1.215279	$1.610874	257,240.561
Subaccount Inception Date June 21, 2007	2012	$1.059220	$1.215279	348,927
	2011	$1.057580	$1.059220	745,215
	2010	$0.906025	$1.057580	527,456
	2009	$0.603784	$0.906025	367,261
	2008	$1.063447	$0.603784	114,283
	2007	$1.000000	$1.063447	66,698
ProFund VP Oil & Gas	2013	$0.923088	$1.130589	512,193.726
Subaccount Inception Date September 6, 2007	2012	$0.908815	$0.923088	589,665
	2011	$0.900379	$0.908815	907,060
	2010	$0.774516	$0.900379	1,068,799
	2009	$0.679293	$0.774516	1,577,975
	2008	$1.091443	$0.679293	809,746
	2007	$1.000000	$1.091443	401,354
ProFund VP Pharmaceuticals	2013	$1.151089	$1.495707	135,488.989
Subaccount Inception Date September 6, 2007	2012	$1.042540	$1.151089	101,215
	2011	$0.909374	$1.042540	187,737
	2010	$0.916821	$0.909374	46,857
	2009	$0.794498	$0.916821	59,774
	2008	$0.999931	$0.794498	82,400
	2007	$1.000000	$0.999931	0
ProFund VP Precious Metals	2013	$0.949761	$0.581795	504,206.140
Subaccount Inception Date September 6, 2007	2012	$1.125963	$0.949761	773,587
	2011	$1.411864	$1.125963	951,434
	2010	$1.075912	$1.411864	1,327,576
	2009	$0.805369	$1.075912	1,050,600
	2008	$1.178332	$0.805369	903,744
	2007	$1.000000	$1.178332	512,678
ProFund VP Short Emerging Markets	2013	$0.411410	$0.405190	24,107.841
Subaccount Inception Date September 6, 2007	2012	$0.479308	$0.411410	26,255
	2011	$0.438747	$0.479308	93,314
	2010	$0.544809	$0.438747	207,033
	2009	$1.076147	$0.544809	91,896
	2008	$0.824467	$1.076147	282,527
	2007	$1.000000	$0.824467	0

135

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short International	2013	$0.616015	$0.480359	15,755.779
Subaccount Inception Date September 6, 2007	2012	$0.781602	$0.616015	16,056
	2011	$0.777717	$0.781602	18,512
	2010	$0.923560	$0.777717	21,085
	2009	$1.341935	$0.923560	52,916
	2008	$0.983459	$1.341935	147,625
	2007	$1.000000	$0.983459	0
ProFund VP Short NASDAQ-100	2013	$0.459667	$0.320340	90,722.069
Subaccount Inception Date September 6, 2007	2012	$0.573465	$0.459667	237,357
	2011	$0.648885	$0.573465	128,730
	2010	$0.834016	$0.648885	60,019
	2009	$1.423786	$0.834016	99,546
	2008	$0.973485	$1.423786	150,916
	2007	$1.000000	$0.973485	13,824
ProFund VP Short Small-Cap	2013	$0.446164	$0.302794	58,754.586
Subaccount Inception Date June 21, 2007	2012	$0.557760	$0.446164	15,482
	2011	$0.621493	$0.557760	35,332
	2010	$0.886036	$0.621493	16,394
	2009	$1.327218	$0.886036	26,879
	2008	$1.083578	$1.327218	105,204
	2007	$1.000000	$1.083578	30,149
ProFund VP Small-Cap	2013	$0.935042	$1.266263	211,919.737
Subaccount Inception Date June 21, 2007	2012	$0.825509	$0.935042	185,374
	2011	$0.886345	$0.825509	42,053
	2010	$0.719496	$0.886345	215,189
	2009	$0.578142	$0.719496	48,614
	2008	$0.906677	$0.578142	8,293
	2007	$1.000000	$0.906677	0
ProFund VP Small-Cap Value	2013	$0.975109	$1.325252	827,314.202
Subaccount Inception Date September 6, 2007	2012	$0.850439	$0.975109	548,119
	2011	$0.898332	$0.850439	86,424
	2010	$0.745282	$0.898332	46,407
	2009	$0.627040	$0.745282	208,202
	2008	$0.916408	$0.627040	222,563
	2007	$1.000000	$0.916408	0
ProFund VP Telecommunications	2013	$0.864540	$0.956447	83,282.133
Subaccount Inception Date September 6, 2007	2012	$0.751676	$0.864540	195,892
	2011	$0.747477	$0.751676	34,587
	2010	$0.654521	$0.747477	22,817
	2009	$0.617806	$0.654521	33,296
	2008	$0.954360	$0.617806	18,117
	2007	$1.000000	$0.954360	2,474
ProFund VP UltraSmall-Cap	2013	$0.614892	$1.133037	318,713.589
Subaccount Inception Date September 6, 2007	2012	$0.480963	$0.614892	156,914
	2011	$0.600253	$0.480963	166,972
	2010	$0.409624	$0.600253	412,907
	2009	$0.296014	$0.409624	150,889
	2008	$0.886857	$0.296014	16,508
	2007	$1.000000	$0.886857	0

136

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP U.S. Government Plus	2013	$1.633640	$1.304482	40,187.598
Subaccount Inception Date September 6, 2007	2012	$1.639032	$1.633640	525,273
	2011	$1.156841	$1.639032	316,272
	2010	$1.064222	$1.156841	269,975
	2009	$1.599956	$1.064222	337,636
	2008	$1.082268	$1.599956	565,710
	2007	$1.000000	$1.082268	217,734
ProFund VP Utilities	2013	$0.963982	$1.078297	163,412.779
Subaccount Inception Date September 6, 2007	2012	$0.975202	$0.963982	166,884
	2011	$0.840671	$0.975202	405,164
	2010	$0.803768	$0.840671	283,537
	2009	$0.735283	$0.803768	877,599
	2008	$1.074825	$0.735283	348,603
	2007	$1.000000	$1.074825	759,474
TA Aegon High Yield Bond - Service Class	2013	$1.647103	$1.728855	997,319.352
Subaccount Inception Date January 12, 2004	2012	$1.424950	$1.647103	1,567,013
	2011	$1.380792	$1.424950	1,571,037
	2010	$1.246996	$1.380792	1,877,138
	2009	$0.860156	$1.246996	1,447,721
	2008	$1.169068	$0.860156	273,704
	2007	$1.164231	$1.169068	1,135,840
	2006	$1.066138	$1.164231	1,207,769
	2005	$1.063970	$1.066138	1,336,802
	2004	$1.000000	$1.063970	365,297
TA Aegon Money Market - Service Class	2013	$1.029760	$1.016604	3,095,665.910
Subaccount Inception Date January 12, 2004	2012	$1.043175	$1.029760	4,869,664
	2011	$1.056646	$1.043175	6,766,446
	2010	$1.070326	$1.056646	8,064,539
	2009	$1.084126	$1.070326	13,164,034
	2008	$1.075000	$1.084126	23,668,884
	2007	$1.039507	$1.075000	8,460,721
	2006	$1.007928	$1.039507	3,306,453
	2005	$0.994856	$1.007928	2,316,834
	2004	$1.000000	$0.994856	1,604,429
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.021034	$1.119968	3,161,733.529
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.021034	45,118
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.059669	$1.120040	2,864,221.893
Subaccount Inception Date December 9, 2011	2012	$1.005351	$1.059669	2,801,707
	2011	$0.000000	$1.005351	988,986
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.082770	$1.245312	1,455,605.921
Subaccount Inception Date December 9, 2011	2012	$0.988614	$1.082770	1,094,151
	2011	$0.000000	$0.988614	3,349,511
TA Aegon U.S. Government Securities - Service Class	2013	$1.324493	$1.274979	2,211,753.074
Subaccount Inception Date January 12, 2004	2012	$1.279559	$1.324493	3,417822
	2011	$1.208125	$1.279559	3,960,890
	2010	$1.174238	$1.208125	14,626,780
	2009	$1.141583	$1.174238	10,579,416
	2008	$1.076633	$1.141583	11,470,969
	2007	$1.031095	$1.076633	594,485
	2006	$1.013462	$1.031095	911,468
	2005	$1.006658	$1.013462	766,510
	2004	$1.000000	$1.006658	344,681

137

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.324493	$1.274979	5,599,388.541
Subaccount Inception Date January 12, 2004	2012	$1.279559	$1.324493	20,238,857
	2011	$1.208125	$1.279559	32,071,674
	2010	$1.174238	$1.208125	24,656,520
	2009	$1.141583	$1.174238	41,410,009
	2008	$1.076633	$1.141583	62,862,336
	2007	$1.031095	$1.076633	2,244,597
	2006	$1.013462	$1.031095	30,086
	2005	$1.006658	$1.013462	46,321
	2004	$1.000000	$1.006658	2,844
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.275309	$1.345651	446,157.574
Subaccount Inception Date January 12, 2004	2012	$1.221187	$1.275309	680,356
	2011	$1.216774	$1.221187	793,063
	2010	$1.129257	$1.216774	658,045
	2009	$0.872141	$1.129257	617,199
	2008	$1.402377	$0.872141	737,976
	2007	$1.201056	$1.402377	1,904,266
	2006	$1.099509	$1.201056	1,788,393
	2005	$1.075663	$1.099509	1,757,514
	2004	$1.000000	$1.075663	566,998
TA Asset Allocation - Conservative - Service Class	2013	$1.356745	$1.461092	18,761,018.256
Subaccount Inception Date January 12, 2004	2012	$1.282207	$1.356745	22,675,849
	2011	$1.268936	$1.282207	26,243,071
	2010	$1.182476	$1.268936	28,335,562
	2009	$0.959024	$1.182476	31,823,074
	2008	$1.236094	$0.959024	27,578,990
	2007	$1.179723	$1.236094	21,715,887
	2006	$1.094917	$1.179723	22,531,688
	2005	$1.056206	$1.094917	13,481,138
	2004	$1.000000	$1.056206	7,438,702
TA Asset Allocation - Growth - Service Class	2013	$1.301656	$1.624048	10,302,052.468
Subaccount Inception Date January 12, 2004	2012	$1.173279	$1.301656	9,268,288
	2011	$1.260278	$1.173279	11,369,194
	2010	$1.113540	$1.260278	15,046,397
	2009	$0.870778	$1.113540	18,105,798
	2008	$1.464294	$0.870778	21,576,330
	2007	$1.137950	$1.464294	34,944,448
	2006	$1.212189	$1.379502	23,839,536
	2005	$1.097088	$1.212189	13,224,932
	2004	$1.000000	$1.097088	7,770,366
TA Asset Allocation - Moderate - Service Class	2013	$1.395429	$1.559812	30,372,580.792
Subaccount Inception Date January 12, 2004	2012	$1.295626	$1.395429	35,443,211
	2011	$1.308595	$1.295626	42,001,920
	2010	$1.203595	$1.308595	47,161,093
	2009	$0.966133	$1.203595	53,217,335
	2008	$1.326110	$0.966133	50,663,772
	2007	$1.246994	$1.326110	61,006,548
	2006	$1.135804	$1.246994	49,262,858
	2005	$1.073956	$1.135804	30,062,601
	2004	$1.000000	$1.073956	12,455,817

138

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.372306	$1.612678	46,818,664.434
Subaccount Inception Date January 12, 2004	2012	$1.259576	$1.372306	52,153,259
	2011	$1.305635	$1.259576	56,515,625
	2010	$1.176650	$1.305635	68,894,543
	2009	$0.932157	$1.176650	76,315,193
	2008	$1.407808	$0.932157	73,960,727
	2007	$1.325987	$1.407808	89,127,125
	2006	$1.183008	$1.325987	66,689,795
	2005	$1.092308	$1.183008	31,440,134
	2004	$1.000000	$1.092308	10,731,921
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.375808	$1.764617	2,788,892.814
Subaccount Inception Date January 12, 2004	2012	$1.250371	$1.375808	3,149,443
	2011	$1.236206	$1.250371	3,562,330
	2010	$1.136874	$1.236206	3,794,718
	2009	$1.012765	$1.136874	3,289,745
	2008	$1.556026	$1.012765	2,442,334
	2007	$1.510675	$1.556026	4,030,271
	2006	$1.312176	$1.510675	3,813,350
	2005	$1.148513	$1.312176	2,063,990
	2004	$1.000000	$1.148513	180,955
TA Clarion Global Real Estate Securities - Service Class	2013	$1.841948	$1.885727	1,321,760.198
Subaccount Inception Date January 12, 2004	2012	$1.493077	$1.841948	1,468,372
	2011	$1.609153	$1.493077	1,557,673
	2010	$1.413773	$1.609153	1,873,499
	2009	$1.076767	$1.413773	2,050,421
	2008	$1.896969	$1.076767	2,510,126
	2007	$2.064359	$1.896969	4,606,626
	2006	$1.473510	$2.064359	4,592,275
	2005	$1.318771	$1.473510	2,567,797
	2004	$1.000000	$1.318771	1,113,098
TA Hanlon Income - Service Class(3)	2013	$1.029727	$1.046352	1,811,571.789
Subaccount Inception Date November 19, 2009	2012	$1.008203	$1.029727	2,706,518
	2011	$0.992213	$1.008203	4,241,023
	2010	$1.003918	$0.992213	5,668,912
	2009	$0.999965	$1.003918	2,217,258
TA International Moderate Growth - Service Class	2013	$0.978437	$1.086276	11,028,377.407
Subaccount Inception Date May 1, 2006	2012	$0.881220	$0.978437	12,078,200
	2011	$0.965399	$0.881220	13,075,231
	2010	$0.887090	$0.965399	14,707,372
	2009	$0.694837	$0.887090	16,677,579
	2008	$1.105324	$0.694837	16,641,379
	2007	$1.032112	$1.105324	11,929,706
	2006	$1.000000	$1.032112	4,122,620
TA Janus Balanced - Service Class	2013	$0.981275	$1.152921	512,240.234
Subaccount Inception Date November 19, 2009	2012	$0.883639	$0.981275	431,342
	2011	$1.003605	$0.883639	603,257
	2010	$0.986069	$1.003605	470,684
	2009	$0.986580	$0.986069	209,587
TA Jennison Growth - Service Class	2013	$1.173295	$1.590258	1,045,329.998
Subaccount Inception Date April 29, 2010	2012	$1.029921	$1.173295	797,245
	2011	$1.051396	$1.029921	1,282,694
	2010	$1.000000	$1.051396	832,783

139

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Core Bond - Service Class	2013	$1.448851	$1.399806	1,189,546.891
Subaccount Inception Date January 12, 2004	2012	$1.401158	$1.448851	1,639,167
	2011	$1.323490	$1.401158	4,936,968
	2010	$1.241443	$1.323490	3,200,335
	2009	$1.149711	$1.241443	3,198,952
	2008	$1.106584	$1.149711	3,613,509
	2007	$1.051502	$1.106584	3,643,131
	2006	$1.027820	$1.051502	3,508,252
	2005	$1.020058	$1.027820	2,982,337
	2004	$1.000000	$1.020058	2,505,827
TA JPMorgan Enhanced Index - Service Class	2013	$1.301190	$1.697255	1,605,792.165
Subaccount Inception Date January 12, 2004	2012	$1.135443	$1.301190	1,705,681
	2011	$1.144745	$1.135443	1,439,777
	2010	$1.009652	$1.144745	1,368,086
	2009	$0.790918	$1.009652	110,010
	2008	$1.282414	$0.790918	225,784
	2007	$1.245586	$1.282414	354,935
	2006	$1.097511	$1.245586	344,471
	2005	$1.077296	$1.097511	125,645
	2004	$1.000000	$1.077296	34,763
TA JPMorgan Tactical Allocation - Service Class	2013	$1.111347	$1.155123	1,765,268.795
Subaccount Inception Date January 12, 2004	2012	$1.047624	$1.111347	2,116,366
	2011	$1.025870	$1.047624	1,987,118
	2010	$1.043553	$1.025870	2,349,313
	2009	$1.017007	$1.043553	3,161,804
	2008	$1.080495	$1.017007	2,988,964
	2007	$1.102296	$1.080495	6,034,324
	2006	$1.089647	$1.102296	7,520,084
	2005	$1.053978	$1.089647	6,006,754
	2004	$1.000000	$1.053978	2,847,654
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.010238	$1.090765	64,839.880
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.010238	0
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.005291	$1.147282	4,488.748
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.005291	0
TA Market Participation Strategy - Service Class	2013	$0.990317	$1.117353	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.990317	0
TA MFS International Equity - Service Class	2013	$0.970751	$1.128566	1,147,302.688
Subaccount Inception Date May 1, 2007	2012	$0.806938	$0.970751	1,565,709
	2011	$0.910443	$0.806938	678,766
	2010	$0.836106	$0.910443	873,357
	2009	$0.640500	$0.836106	689,451
	2008	$1.006623	$0.640500	857,397
	2007	$1.000000	$1.006623	1,158,212
TA Morgan Stanley Capital Growth - Service Class	2013	$1.283968	$1.874454	592,270.162
Subaccount Inception Date January 12, 2004	2012	$1.129079	$1.283968	440,268
	2011	$1.216581	$1.129079	554,242
	2010	$0.969730	$1.216581	738,338
	2009	$0.770061	$0.969730	502,724
	2008	$1.229296	$0.770061	628,820
	2007	$1.235917	$1.229296	2,092,455
	2006	$1.058344	$1.235917	2,075,712
	2005	$1.032766	$1.058344	1,133,099
	2004	$1.000000	$1.032766	951,346

140

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.543985	$2.115976	1,941,243.329
Subaccount Inception Date January 12, 2004	2012	$1.437974	$1.543985	1,738,860
	2011	$1.564887	$1.437974	2,378,800
	2010	$1.186730	$1.564887	1,261,610
	2009	$0.750786	$1.186730	847,896
	2008	$1.420047	$0.750786	669,749
	2007	$1.176887	$1.420047	1,043,065
	2006	$1.087808	$1.176887	405,818
	2005	$1.026824	$1.087808	260,663
	2004	$1.000000	$1.026824	135,312
TA Multi-Managed Balanced - Service Class	2013	$1.587537	$1.845412	3,705,390.032
Subaccount Inception Date January 12, 2004	2012	$1.430898	$1.587537	3,526,864
	2011	$1.397054	$1.430898	3,332,970
	2010	$1.142370	$1.397054	3,204,027
	2009	$0.918880	$1.142370	2,146,226
	2008	$1.380569	$0.918880	1,914,602
	2007	$1.233614	$1.380569	1,583,382
	2006	$1.149166	$1.233614	760,319
	2005	$1.079942	$1.149166	334,405
	2004	$1.000000	$1.079942	181,833
TA PIMCO Tactical - Balanced - Service Class	2013	$0.924764	$1.021051	457,820.788
Subaccount Inception Date November 19, 2009	2012	$0.927731	$0.924764	403,142
	2011	$0.972919	$0.927731	527,976
	2010	$1.020908	$0.972919	764,680
	2009	$0.998168	$1.020908	315,271
TA PIMCO Tactical - Conservative - Service Class	2013	$0.904680	$0.965909	252,106.942
Subaccount Inception Date November 19, 2009	2012	$0.902735	$0.904680	416,341
	2011	$0.988165	$0.902735	556,759
	2010	$1.022659	$0.988165	896,021
	2009	$0.997274	$1.022659	604,997
TA PIMCO Tactical - Growth - Service Class	2013	$0.868392	$1.001314	257,247.109
Subaccount Inception Date November 19, 2009	2012	$0.873700	$0.868392	295,357
	2011	$1.001344	$0.873700	334,676
	2010	$1.021578	$1.001344	277,655
	2009	$0.996406	$1.021578	71,230
TA PIMCO Total Return - Service Class	2013	$1.445964	$1.387939	5,314,603.252
Subaccount Inception Date January 12, 2004	2012	$1.364904	$1.445964	7,631,787
	2011	$1.304979	$1.364904	10,092,619
	2010	$1.236202	$1.304979	9,170,619
	2009	$1.081866	$1.236202	8,636,720
	2008	$1.130727	$1.081866	5,695,389
	2007	$1.052809	$1.130727	3,668,990
	2006	$1.026438	$1.052809	3,244,087
	2005	$1.019031	$1.026438	3,128,295
	2004	$1.000000	$1.019031	1,557,580

141

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.30%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Systematic Small Mid Cap Value - Service Class	2013	$2.079708	$2.792875	3,565,587.524
Subaccount Inception Date May 1, 2004	2012	$1.815630	$2.079708	2,236,742
	2011	$1.893297	$1.815630	2,579,348
	2010	$1.474729	$1.893297	3,097,689
	2009	$1.045417	$1.474729	3,373,496
	2008	$1.796565	$1.045417	3,669,319
	2007	$1.463168	$1.796565	5,518,761
	2006	$1.258018	$1.463168	3,818,567
	2005	$1.125134	$1.258018	2,243,702
	2004	$1.000000	$1.125134	287,684
TA T. Rowe Price Small Cap - Service Class	2013	$1.627922	$2.309277	1,394,284.268
Subaccount Inception Date January 12, 2004	2012	$1.428961	$1.627922	764,293
	2011	$1.425913	$1.428961	836,993
	2010	$1.077466	$1.425913	951,102
	2009	$0.789033	$1.077466	1,138,297
	2008	$1.256895	$0.789033	917,479
	2007	$1.165265	$1.256895	1,582,641
	2006	$1.142228	$1.165265	1,212,018
	2005	$1.048051	$1.142228	1,494,414
	2004	$1.000000	$1.048051	883,026
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.262709	$1.583963	8,489.668
Subaccount Inception Date November 19, 2009	2012	$1.097401	$1.262709	30,062
	2011	$1.156985	$1.097401	12,597
	2010	$1.024441	$1.156985	2,277
	2009	$0.999965	$1.024441	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.103217	$1.213568	369,534.612
Subaccount Inception Date May 1, 2008	2012	$1.031053	$1.103217	406,692
	2011	$1.029338	$1.031053	303,773
	2010	$0.942001	$1.029338	312,236
	2009	$0.818886	$0.942001	361,443
	2008	$1.000000	$0.818886	310,818
TA Vanguard ETF - Conservative - Service Class	2013	$1.156129	$1.226539	370,789.543
Subaccount Inception Date November 19, 2009	2012	$1.098537	$1.156129	2,140,161
	2011	$1.078552	$1.098537	131,667
	2010	$0.998480	$1.078552	27,230
	2009	$0.999965	$0.998480	0
TA Vanguard ETF - Growth - Service Class	2013	$1.053646	$1.235472	1,237,923.177
Subaccount Inception Date May 1, 2008	2012	$0.956851	$1.053646	776,488
	2011	$0.980374	$0.956851	724,896
	2010	$0.878829	$0.980374	648,902
	2009	$0.722717	$0.878829	551,347
	2008	$1.000000	$0.722717	421,062
TA WMC Diversified Growth - Service Class	2013	$1.320492	$1.722410	3,133,666.349
Subaccount Inception Date January 12, 2004	2012	$1.185291	$1.320492	2,847,035
	2011	$1.249768	$1.185291	3,349,566
	2010	$1.077628	$1.249768	2,634,770
	2009	$0.846908	$1.077628	3,207,310
	2008	$1.593982	$0.846908	3,508,848
	2007	$1.391553	$1.593982	4,986,942
	2006	$1.300564	$1.391553	4,668,529
	2005	$1.132991	$1.300564	2,107,846
	2004	$1.000000	$1.132991	1,309,387

142

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
Access VP High Yield FundSM	2013	$1.474115	$1.601776	221,331.876
Subaccount Inception Date September 6, 2007	2012	$1.307897	$1.474115	228,057
	2011	$1.288829	$1.307897	405,894
	2010	$1.121335	$1.288829	441,633
	2009	$0.971112	$1.121335	2,014,855
	2008	$1.031187	$0.971112	2,581,435
	2007	$1.000000	$1.031187	0
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B(1)	2013	$1.443222	$1.654100	210,164.830
Subaccount Inception Date November 10, 2008	2012	$1.291502	$1.443222	184,492
	2011	$1.351492	$1.291502	192,926
	2010	$1.243091	$1.351492	204,158
	2009	$1.013344	$1.243091	244,935
	2008	$1.000000	$1.013344	0
Fidelity ® VIP Index 500 Portfolio – Service Class 2	2013	$1.324155	$1.725119	2,201,582.023
Subaccount Inception Date January 12, 2004	2012	$1.159538	$1.324155	2,088,838
	2011	$1.153421	$1.159538	1,705,668
	2010	$1.071906	$1.153421	2,008,075
	2009	$0.816018	$1.017906	1,965,013
	2008	$1.314839	$0.816018	1,464,748
	2007	$1.265780	$1.314839	1,171,464
	2006	$1.110169	$1.265780	773,524
	2005	$1.075035	$1.110169	702,915
	2004	$1.000000	$1.075035	382,634
Franklin Founding Funds Allocation VIP Fund - Class 4(2)	2013	$1.521487	$1.855818	331,538.641
Subaccount Inception Date November 10, 2008	2012	$1.339660	$1.521487	336,808
	2011	$1.381473	$1.339660	367,387
	2010	$1.270689	$1.381473	397,173
	2009	$0.990648	$1.270689	382,637
	2008	$1.000000	$0.990648	208,139
ProFund VP Asia 30	2013	$0.800267	$0.908728	400,779.532
Subaccount Inception Date September 6, 2007	2012	$0.701708	$0.800267	417,511
	2011	$0.973197	$0.701708	322,804
	2010	$0.865066	$0.973197	524,218
	2009	$0.568013	$0.865066	1,049,044
	2008	$1.169526	$0.568013	212,811
	2007	$1.000000	$1.169526	288,851
ProFund VP Basic Materials	2013	$0.973102	$1.138238	119,609.887
Subaccount Inception Date September 6, 2007	2012	$0.908253	$0.973102	143,541
	2011	$1.096729	$0.908253	335,270
	2010	$0.856179	$1.096729	499,955
	2009	$0.533888	$0.856179	857,842
	2008	$1.112879	$0.533888	382,888
	2007	$1.000000	$1.112879	842,640
ProFund VP Bull	2013	$0.894706	$1.146615	221,335.911
Subaccount Inception Date June 21, 2007	2012	$0.795470	$0.894706	164,701
	2011	$0.805386	$0.795470	287,200
	2010	$0.724345	$0.805386	1,153,911
	2009	$0.589809	$0.724345	2,125,316
	2008	$0.958122	$0.589809	211,856
	2007	$1.000000	$0.958122	138,272

143

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Consumer Services	2013	$1.207876	$1.668594	51,300.246
Subaccount Inception Date September 6, 2007	2012	$1.001669	$1.207876	20,376
	2011	$0.961312	$1.001669	74,783
	2010	$0.801823	$0.961312	97,926
	2009	$0.620653	$0.801823	7,840
	2008	$0.915866	$0.620653	756
	2007	$1.000000	$0.915866	0
ProFund VP Emerging Markets	2013	$0.821051	$0.758821	339,203.958
Subaccount Inception Date September 6, 2007	2012	$0.780111	$0.821051	875,923
	2011	$0.983661	$0.780111	549,159
	2010	$0.907315	$0.983661	1,978,622
	2009	$0.565820	$0.907315	1,537,458
	2008	$1.147982	$0.565820	239,872
	2007	$1.000000	$1.147982	91,400
ProFund VP Europe 30	2013	$0.781615	$0.938992	5,957.181
Subaccount Inception Date September 6, 2007	2012	$0.678785	$0.781615	411,887
	2011	$0.754274	$0.678785	8,020
	2010	$0.744107	$0.754274	15,590
	2009	$0.569495	$0.744107	97,662
	2008	$1.029815	$0.569495	10,721
	2007	$1.000000	$1.029815	1,187,307
ProFund VP Falling US Dollar	2013	$0.916826	$0.887300	28,617.467
Subaccount Inception Date September 6, 2007	2012	$0.935558	$0.916826	158,388
	2011	$0.973759	$0.935558	91,820
	2010	$1.012123	$0.973759	88,464
	2009	$0.991895	$1.012123	116,465
	2008	$1.058469	$0.991895	62,681
	2007	$1.000000	$1.058469	18,740
ProFund VP Financials	2013	$0.550953	$0.718705	246,674.941
Subaccount Inception Date September 6, 2007	2012	$0.447260	$0.550953	30,540
	2011	$0.525537	$0.447260	181,411
	2010	$0.479671	$0.525537	167,793
	2009	$0.422279	$0.479671	303,789
	2008	$0.864541	$0.422279	344,881
	2007	$1.000000	$0.864541	2,573
ProFund VP International	2013	$0.704705	$0.831687	369,752.845
Subaccount Inception Date September 6, 2007	2012	$0.615484	$0.704705	261,676
	2011	$0.727485	$0.615484	259,691
	2010	$0.683262	$0.727485	1,064,335
	2009	$0.555013	$0.683262	1,321,653
	2008	$1.010814	$0.555013	102,857
	2007	$1.000000	$1.010814	65,581
ProFund VP Japan	2013	$0.524228	$0.767516	793,100.988
Subaccount Inception Date September 6, 2007	2012	$0.431731	$0.524228	264,392
	2011	$0.536602	$0.431731	161,124
	2010	$0.581286	$0.536602	379,393
	2009	$0.533450	$0.581286	683,516
	2008	$0.913075	$0.533450	4,825
	2007	$1.000000	$0.913075	45,859

144

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Mid-Cap	2013	$1.031397	$1.332335	270,749.810
Subaccount Inception Date September 6, 2007	2012	$0.903887	$1.031397	261,847
	2011	$0.955120	$0.903887	386,421
	2010	$0.779583	$0.955120	154,247
	2009	$0.594038	$0.779583	457,573
	2008	$0.975945	$0.594038	179,947
	2007	$1.000000	$0.975945	0
ProFund VP Money Market	2013	$0.959950	$0.948280	956,549.192
Subaccount Inception Date June 21, 2007	2012	$0.971777	$0.959950	1,037,556
	2011	$0.983747	$0.971777	1,485,073
	2010	$0.995824	$0.983747	2,016,957
	2009	$1.007962	$0.995824	3,643,672
	2008	$1.012111	$1.007962	9,062,041
	2007	$1.000000	$1.012111	7,426,750
ProFund VP NASDAQ-100	2013	$1.218600	$1.616075	116,374.553
Subaccount Inception Date June 21, 2007	2012	$1.061595	$1.218600	135,043
	2011	$1.059422	$1.061595	406,280
	2010	$0.907150	$1.059422	64,147
	2009	$0.604236	$0.907150	39,919
	2008	$1.063719	$0.604236	311,304
	2007	$1.000000	$1.063719	51,137
ProFund VP Oil & Gas	2013	$0.925508	$1.134113	218,022.249
Subaccount Inception Date September 6, 2007	2012	$0.910747	$0.925508	342,487
	2011	$0.901861	$0.910747	573,061
	2010	$0.775399	$0.901861	1,257,252
	2009	$0.679741	$0.775399	1,176,034
	2008	$1.091613	$0.679741	926,455
	2007	$1.000000	$1.091613	307,483
ProFund VP Pharmaceuticals	2013	$1.154092	$1.500340	48,122.482
Subaccount Inception Date September 6, 2007	2012	$1.044740	$1.154092	25,748
	2011	$0.910845	$1.044740	81,873
	2010	$0.917860	$0.910845	11,878
	2009	$0.795015	$0.917860	35,954
	2008	$1.000086	$0.795015	104,014
	2007	$1.000000	$1.000086	0
ProFund VP Precious Metals	2013	$0.952241	$0.583608	198,301.403
Subaccount Inception Date September 6, 2007	2012	$1.128344	$0.952241	474,150
	2011	$1.414152	$1.128344	565,890
	2010	$1.077132	$1.414152	687,242
	2009	$0.805899	$1.077132	623,819
	2008	$1.178522	$0.805899	481,357
	2007	$1.000000	$1.178522	54,506
ProFund VP Short Emerging Markets	2013	$0.412497	$0.406464	17,244.266
Subaccount Inception Date September 6, 2007	2012	$0.480343	$0.412497	22,522
	2011	$0.439474	$0.480343	42,942
	2010	$0.545435	$0.439474	60,543
	2009	$1.076853	$0.545435	57,774
	2008	$0.824593	$1.076853	91,631
	2007	$1.000000	$0.824593	0

145

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP Short International	2013	$0.617627	$0.481853	24,195.468
Subaccount Inception Date September 6, 2007	2012	$0.783257	$0.617627	31,757
	2011	$0.778993	$0.783257	17,340
	2010	$0.924617	$0.778993	27,122
	2009	$1.342812	$0.924617	48,016
	2008	$0.983612	$1.342812	151,606
	2007	$1.000000	$0.983612	16,120
ProFund VP Short NASDAQ-100	2013	$0.460888	$0.321349	181,729.289
Subaccount Inception Date September 6, 2007	2012	$0.574699	$0.460888	74,934
	2011	$0.649954	$0.574699	41,118
	2010	$0.834974	$0.649954	40,907
	2009	$1.424720	$0.834974	40,870
	2008	$0.973637	$1.424720	127,728
	2007	$1.000000	$0.973637	14,232
ProFund VP Short Small-Cap	2013	$0.447384	$0.303775	41,067.132
Subaccount Inception Date June 21, 2007	2012	$0.559005	$0.447384	44,091
	2011	$0.622574	$0.559005	34,475
	2010	$0.877140	$0.622574	39,548
	2009	$1.328218	$0.887140	29,070
	2008	$1.083859	$1.328218	45,742
	2007	$1.000000	$1.083859	13,154
ProFund VP Small-Cap	2013	$0.937603	$1.270367	228,844.050
Subaccount Inception Date June 21, 2007	2012	$0.827356	$0.937603	129,994
	2011	$0.887899	$0.827356	163,979
	2010	$0.720411	$0.887899	98,804
	2009	$0.578583	$0.720411	46,922
	2008	$0.906913	$0.578583	5,946
	2007	$1.000000	$0.906913	8,258
ProFund VP Small-Cap Value	2013	$0.977667	$1.329389	296,890.683
Subaccount Inception Date September 6, 2007	2012	$0.852241	$0.977667	310,406
	2011	$0.899795	$0.852241	199,763
	2010	$0.746137	$0.899795	4,933
	2009	$0.627447	$0.746137	123,972
	2008	$0.916559	$0.627447	192,472
	2007	$1.000000	$0.916559	20,893
ProFund VP Telecommunications	2013	$0.866807	$0.959430	2,232.659
Subaccount Inception Date September 6, 2007	2012	$0.753277	$0.866807	0
	2011	$0.748692	$0.753277	0
	2010	$0.655268	$0.748692	0
	2009	$0.618208	$0.655268	0
	2008	$0.954517	$0.618208	1,170
	2007	$1.000000	$0.954517	1,170
ProFund VP UltraSmall-Cap	2013	$0.616492	$1.136545	94,927.452
Subaccount Inception Date September 6, 2007	2012	$0.481978	$0.616492	273,655
	2011	$0.601225	$0.481978	533,798
	2010	$0.410092	$0.601225	523,490
	2009	$0.296207	$0.410092	86,391
	2008	$0.887004	$0.296207	51,388
	2007	$1.000000	$0.887004	0

146

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
ProFund VP U.S. Government Plus	2013	$1.637938	$1.308554	21,283.161
Subaccount Inception Date September 6, 2007	2012	$1.642527	$1.637938	280,192
	2011	$1.158751	$1.642527	152,475
	2010	$1.065458	$1.158751	270,648
	2009	$1.601015	$1.065458	217,807
	2008	$1.082444	$1.601015	408,948
	2007	$1.000000	$1.082444	595,500
ProFund VP Utilities	2013	$0.966521	$1.081680	105,154.127
Subaccount Inception Date September 6, 2007	2012	$0.977292	$0.966521	119,216
	2011	$0.842042	$0.977292	274,258
	2010	$0.804692	$0.842042	540,184
	2009	$0.735767	$0.804692	532,225
	2008	$1.074995	$0.735767	430,863
	2007	$1.000000	$1.074995	1,362,559
TA Aegon High Yield Bond - Service Class	2013	$1.654386	$1.737357	704,887.665
Subaccount Inception Date January 12, 2004	2012	$1.430544	$1.654386	1,273,570
	2011	$1.385541	$1.430544	1,750,932
	2010	$1.250662	$1.385541	2,371,251
	2009	$0.862263	$1.250662	2,394,617
	2008	$1.171341	$0.862263	302,315
	2007	$1.165918	$1.171341	494,975
	2006	$1.067163	$1.165918	1,546,606
	2005	$1.064471	$1.067163	285,552
	2004	$1.000000	$1.064471	280,788
TA Aegon Money Market - Service Class	2013	$1.034383	$1.021635	4,449,750.063
Subaccount Inception Date January 12, 2004	2012	$1.047274	$1.034383	4,956,942
	2011	$1.060336	$1.047274	5,341,317
	2010	$1.086807	$1.060336	5,559,088
	2009	$1.077129	$1.073504	7,115,831
	2008	$1.060336	$1.086807	12,819,367
	2007	$1.041050	$1.077129	3,860,358
	2006	$1.008922	$1.041050	2,299,227
	2005	$0.995342	$1.008922	3,530,333
	2004	$1.000000	$0.995342	3,399,298
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	2013	$1.021367	$1.120885	288,431.224
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.021367	72,732
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	2013	$1.060225	$1.121184	84,019.276
Subaccount Inception Date December 9, 2011	2012	$1.005379	$1.060225	156,365
	2011	$0.000000	$1.005379	70,841
TA Aegon Tactical Vanguard ETF - Growth - Service Class	2013	$1.083331	$1.246566	349,183.948
Subaccount Inception Date December 12, 2011	2012	$0.988642	$1.083331	563,451
	2011	$0.000000	$0.988642	817,314
TA Aegon U.S. Government Securities - Service Class	2013	$1.330409	$1.281317	1,122,927.816
Subaccount Inception Date January 12, 2004	2012	$1.284635	$1.330409	1,216,064
	2011	$1.212326	$1.284635	1,523,426
	2010	$1.177734	$1.212326	2,025,780
	2009	$1.144422	$1.177734	3,275,827
	2008	$1.078770	$1.144422	3,687,242
	2007	$1.032619	$1.078770	574,423
	2006	$1.014459	$1.032619	385,218
	2005	$1.007147	$1.014459	384,076
	2004	$1.000000	$1.007147	525,455

147

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
PAM TA Aegon U.S. Government Securities - Service Class	2013	$1.330409	$1.281317	2,733,983.736
Subaccount Inception Date January 12, 2004	2012	$1.284635	$1.330409	10,607,979
	2011	$1.212326	$1.284635	18,293,268
	2010	$1.177734	$1.212326	11,370,248
	2009	$1.144422	$1.177734	22,528,930
	2008	$1.078770	$1.144422	39,589,434
	2007	$1.032619	$1.078770	1,112,969
	2006	$1.014459	$1.032619	28,050
	2005	$1.007147	$1.014459	10,986
	2004	$1.000000	$1.007147	0
TA AllianceBernstein Dynamic Allocation - Service Class	2013	$1.280942	$1.352255	170,595.907
Subaccount Inception Date January 12, 2004	2012	$1.225976	$1.280942	230,561
	2011	$1.220941	$1.225976	349,720
	2010	$1.132561	$1.220941	545,165
	2009	$0.874260	$1.132561	419,572
	2008	$1.405090	$0.874260	288,654
	2007	$1.202787	$1.405090	530,552
	2006	$1.100560	$1.202787	530,249
	2005	$1.076169	$1.100560	505,776
	2004	$1.000000	$1.076169	213,495
TA Asset Allocation - Conservative - Service Class	2013	$1.362798	$1.468338	7,689,238.720
Subaccount Inception Date January 12, 2004	2012	$1.287289	$1.362798	10,257,282
	2011	$1.273329	$1.287289	12,285,752
	2010	$1.185987	$1.273329	14,337,557
	2009	$0.961384	$1.185987	15,502,489
	2008	$1.238522	$0.961384	14,037,704
	2007	$1.181464	$1.238522	14,733,665
	2006	$1.095988	$1.181464	14,430,621
	2005	$1.056719	$1.095988	12,235,089
	2004	$1.000000	$1.056719	7,503,001
TA Asset Allocation - Growth - Service Class	2013	$1.307466	$1.632087	10,811,892.751
Subaccount Inception Date January 12, 2004	2012	$1.177930	$1.307466	10,238,734
	2011	$1.264654	$1.177930	11,696,908
	2010	$1.116857	$1.264654	15,181,274
	2009	$0.872926	$1.116857	15,927,880
	2008	$1.467189	$0.872926	17,511,200
	2007	$1.381527	$1.467189	26,847,935
	2006	$1.213363	$1.381527	25,275,163
	2005	$1.097614	$1.213363	20,537,855
	2004	$1.000000	$1.097614	10,035,215
TA Asset Allocation - Moderate - Service Class	2013	$1.401568	$1.567448	19,729,685.644
Subaccount Inception Date January 12, 2004	2012	$1.300675	$1.401568	22,836,776
	2011	$1.313064	$1.300675	25,710,804
	2010	$1.207111	$1.313064	30,569,400
	2009	$0.968489	$1.207111	33,189,185
	2008	$1.328693	$0.968489	31,000,297
	2007	$1.248802	$1.328693	44,798,869
	2006	$1.136894	$1.248802	44,855,307
	2005	$1.074467	$1.136894	38,446,637
	2004	$1.000000	$1.074467	22,424,620

148

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Asset Allocation - Moderate Growth - Service Class	2013	$1.378382	$1.620602	43,320,557.801
Subaccount Inception Date January 12, 2004	2012	$1.264525	$1.378382	46,154,269
	2011	$1.310122	$1.264525	48,152,656
	2010	$1.180114	$1.310122	57,562,132
	2009	$0.934434	$1.180114	61,642,497
	2008	$1.410558	$0.934434	55,363,989
	2007	$1.327918	$1.410558	74,341,269
	2006	$1.184151	$1.327918	66,333,637
	2005	$1.092831	$1.184151	45,633,076
	2004	$1.000000	$1.092831	18,940,718
TA Barrow Hanley Dividend Focused - Service Class	2013	$1.381944	$1.773358	1,834,005.498
Subaccount Inception Date January 12, 2004	2012	$1.255325	$1.381944	2,181,404
	2011	$1.240502	$1.255325	2,553,954
	2010	$1.140256	$1.240502	2,614,543
	2009	$1.015281	$1.140256	1,791,254
	2008	$1.559110	$1.015281	1,200,379
	2007	$1.512915	$1.559110	1,811,798
	2006	$1.313474	$1.512915	2,342,337
	2005	$1.149081	$1.313474	1,053,249
	2004	$1.000000	$1.149081	180,932
TA Clarion Global Real Estate Securities - Service Class	2013	$1.850162	$1.895088	658,309.150
Subaccount Inception Date January 12, 2004	2012	$1.498986	$1.850162	796,458
	2011	$1.614717	$1.498986	974,947
	2010	$1.417950	$1.614717	1,216,468
	2009	$1.079416	$1.417950	1,350,507
	2008	$1.900683	$1.079416	1,418,373
	2007	$2.067380	$1.900683	2,679,802
	2006	$1.474943	$2.067380	3,805,594
	2005	$1.319407	$1.474943	2,790,656
	2004	$1.000000	$1.319407	1,226,832
TA Hanlon Income - Service Class(3)	2013	$1.031280	$1.048457	677,136.581
Subaccount Inception Date November 19, 2009	2012	$1.009231	$1.031280	1,411,159
	2011	$0.992741	$1.009231	1,682,508
	2010	$0.999966	$0.992741	1,885,538
	2009	$0.988719	$1.003976	868,893
TA International Moderate Growth - Service Class	2013	$0.981688	$1.090423	4,564,544.862
Subaccount Inception Date May 1, 2006	2012	$0.883713	$0.981688	4,529,489
	2011	$0.967652	$0.883713	5,183,058
	2010	$0.888717	$0.967652	6,082,627
	2009	$0.695766	$0.888717	6,096,936
	2008	$1.106246	$0.695766	5,478,470
	2007	$1.032458	$1.106246	3,391,652
	2006	$1.000000	$1.032458	1,315,507
TA Janus Balanced - Service Class	2013	$0.982791	$1.155268	182,140.687
Subaccount Inception Date November 19, 2009	2012	$0.884565	$0.982791	313,521
	2011	$1.004166	$0.884565	472,186
	2010	$0.986128	$1.004166	398,239
	2009	$0.986582	$0.986128	150,599
TA Jennison Growth - Service Class	2013	$1.174851	$1.593152	637,753.602
Subaccount Inception Date April 29, 2010	2012	$1.030779	$1.174851	502,931
	2011	$1.051746	$1.030779	842,570
	2010	$1.000000	$1.051746	525,851

149

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA JPMorgan Core Bond - Service Class	2013	$1.455279	$1.406710	1,452,290.590
Subaccount Inception Date January 12, 2004	2012	$1.406679	$1.455279	1,951,440
	2011	$1.328057	$1.406679	1,849,625
	2010	$1.245121	$1.328057	1,469,967
	2009	$1.152552	$1.245121	2,539,400
	2008	$1.108765	$1.152552	1,864,431
	2007	$1.053040	$1.108765	960,657
	2006	$1.028816	$1.053043	1,134,018
	2005	$1.020550	$1.028816	790,305
	2004	$1.000000	$1.020550	578,796
TA JPMorgan Enhanced Index - Service Class	2013	$1.306956	$1.705616	329,222.515
Subaccount Inception Date January 12, 2004	2012	$1.139915	$1.306956	422,921
	2011	$1.148696	$1.139915	671,681
	2010	$1.012639	$1.148696	651,573
	2009	$0.792868	$1.012639	666,162
	2008	$1.284944	$0.792868	571,446
	2007	$1.247416	$1.284944	1,167,784
	2006	$1.098576	$1.247416	796,705
	2005	$1.077814	$1.098576	1,054,002
	2004	$1.000000	$1.077814	1,591,931
TA JPMorgan Tactical Allocation - Service Class	2013	$1.116248	$1.160798	1,203,328.480
Subaccount Inception Date January 12, 2004	2012	$1.051731	$1.116248	1,579,756
	2011	$1.029388	$1.051731	1,711,382
	2010	$1.046616	$1.029388	1,705,440
	2009	$1.019485	$1.046616	2,148,782
	2008	$1.082598	$1.019485	2,270,517
	2007	$1.038970	$1.082598	3,722,063
	2006	$1.090700	$1.103897	4,817,706
	2005	$1.054486	$1.090700	5,230,056
	2004	$1.000000	$1.054486	2,845,832
TA Legg Mason Dynamic Allocation - Growth - Service Class	2013	$1.005610	$1.091668	0.000
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.005610	7,285
TA Legg Mason Dynamic Allocation - Balanced - Service Class	2013	$1.010575	$1.148224	7,239.396
Subaccount Inception Date May 1, 2012	2012	$1.000000	$1.010575	0
TA Market Participation Strategy - Service Class	2013	$0.990454	$1.118056	0.000
Subaccount Inception Date September 17, 2012	2012	$1.000000	$0.990454	0
TA MFS International Equity - Service Class	2013	$0.973474	$1.132291	570,312.870
Subaccount Inception Date May 1, 2007	2012	$0.808799	$0.973474	844,244
	2011	$0.912098	$0.808799	394,834
	2010	$0.837217	$0.912098	559,169
	2009	$0.641028	$0.837217	678,811
	2008	$1.006958	$0.641028	529,812
	2007	$1.000000	$1.006958	583,903
TA Morgan Stanley Capital Growth - Service Class	2013	$1.289660	$1.883676	618,197.936
Subaccount Inception Date January 12, 2004	2012	$1.133526	$1.289660	514,894
	2011	$1.220767	$1.133526	666,117
	2010	$0.972590	$1.220767	735,092
	2009	$0.771946	$0.972590	586,987
	2008	$1.231692	$0.771946	674,328
	2007	$1.237717	$1.231692	1,178,963
	2006	$1.059368	$1.237717	1,211,730
	2005	$1.033259	$1.059368	1,239,124
	2004	$1.000000	$1.033259	1,141,234

150

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Morgan Stanley Mid Cap Growth - Service Class	2013	$1.550846	$2.126418	1,117,901.065
Subaccount Inception Date January 12, 2004	2012	$1.443654	$1.550846	1,088,609
	2011	$1.570290	$1.443654	1,772,609
	2010	$1.190239	$1.570290	1,187,442
	2009	$0.752635	$1.190239	1,002,759
	2008	$1.422831	$0.752635	932,011
	2007	$1.178603	$1.422831	1,235,573
	2006	$1.088865	$1.178603	1,142,007
	2005	$1.027325	$1.088865	914,108
	2004	$1.000000	$1.027325	846,034
TA Multi-Managed Balanced - Service Class	2013	$1.594619	$1.854567	2,366,405.134
Subaccount Inception Date January 12, 2004	2012	$1.436567	$1.594619	2,447,210
	2011	$1.401893	$1.436567	1,651,397
	2010	$1.145766	$1.401893	1,523,341
	2009	$0.921155	$1.145766	978,220
	2008	$1.383300	$0.921155	725,686
	2007	$1.235435	$1.383300	775,121
	2006	$1.150301	$1.235435	643,570
	2005	$1.080469	$1.150301	441,236
	2004	$1.000000	$1.080469	426,075
TA PIMCO Tactical - Balanced - Service Class	2013	$0.926172	$1.023106	47,795.754
Subaccount Inception Date November 19, 2009	2012	$0.928682	$0.926172	42,119
	2011	$0.973440	$0.928682	59,974
	2010	$1.020966	$0.973440	71,396
	2009	$0.998169	$1.020966	45,886
TA PIMCO Tactical - Conservative - Service Class	2013	$0.906072	$0.967874	91,301.107
Subaccount Inception Date November 19, 2009	2012	$0.903681	$0.906072	200,887
	2011	$0.988719	$0.903681	223,822
	2010	$1.022718	$0.988719	214,130
	2009	$0.997275	$1.022718	47,837
TA PIMCO Tactical - Growth - Service Class	2013	$0.869734	$1.003354	61,935.462
Subaccount Inception Date November 19, 2009	2012	$0.874623	$0.869734	85,138
	2011	$1.001907	$0.874623	323,710
	2010	$1.021637	$1.001907	332,226
	2009	$0.996407	$1.021637	199,805
TA PIMCO Total Return - Service Class	2013	$1.452362	$1.394769	3,008,733.158
Subaccount Inception Date January 12, 2004	2012	$1.370261	$1.452362	4,211,713
	2011	$1.309459	$1.370261	3,671,385
	2010	$1.239836	$1.309459	4,579,432
	2009	$1.084505	$1.239836	4,443,066
	2008	$1.132924	$1.084505	1,948,494
	2007	$1.054338	$1.132924	1,535,592
	2006	$1.027433	$1.054338	1,379,971
	2005	$1.019517	$1.027433	1,409,730
	2004	$1.000000	$1.019517	647,922

151

CONDENSED FINANCIAL INFORMATION — (Continued)

		Separate Account Expense 1.25%
Subaccount	Year	Beginning AUV	Ending AUV	# Units
TA Systematic Small Mid Cap Value - Service Class	2013	$2.088615	$2.806218	2,012,992.038
Subaccount Inception Date May 1, 2004	2012	$1.822494	$2.088615	1,238,405
	2011	$1.899527	$1.822494	1,506,730
	2010	$1.478853	$1.899527	1,852,836
	2009	$1.047827	$1.478853	1,964,794
	2008	$1.799817	$1.047827	1,674,005
	2007	$1.465093	$1.799817	2,852,907
	2006	$1.259050	$1.465093	1,606,608
	2005	$1.125499	$1.259050	1,612,485
	2004	$1.000000	$1.125499	280,786
TA T. Rowe Price Small Cap - Service Class	2013	$1.635162	$2.320709	820,413.450
Subaccount Inception Date January 12, 2004	2012	$1.434603	$1.635162	562,194
	2011	$1.430843	$1.434603	554,126
	2010	$1.080651	$1.430843	1,094,480
	2009	$0.790971	$1.080651	872,475
	2008	$1.259355	$0.790971	790,910
	2007	$1.166953	$1.259355	831,582
	2006	$1.143320	$1.166953	1,396,740
	2005	$1.048551	$1.143320	2,664,103
	2004	$1.000000	$1.048551	424,410
TA Vanguard ETF - Aggressive Growth - Service Class	2013	$1.264668	$1.587193	1,738.183
Subaccount Inception Date November 19, 2009	2012	$1.098560	$1.264668	4,321
	2011	$1.157637	$1.098560	5,178
	2010	$1.024505	$1.157637	0
	2009	$0.999966	$1.024505	0
TA Vanguard ETF - Balanced - Service Class	2013	$1.105780	$1.216975	142,856.944
Subaccount Inception Date May 1, 2008	2012	$1.032943	$1.105780	289,436
	2011	$1.030714	$1.032943	56,618
	2010	$0.942791	$1.030714	87,451
	2009	$0.819159	$0.942791	99,721
	2008	$1.000000	$0.819159	2,879
TA Vanguard ETF - Conservative - Service Class	2013	$1.157932	$1.229059	80,222.512
Subaccount Inception Date November 19, 2009	2012	$1.099705	$1.157932	135,531
	2011	$1.079160	$1.099705	0
	2010	$0.998540	$1.079160	0
	2009	$0.999966	$0.998540	0
TA Vanguard ETF - Growth - Service Class	2013	$1.056043	$1.238886	1,046,392.037
Subaccount Inception Date May 1, 2008	2012	$0.958559	$1.056043	784,805
	2011	$0.981646	$0.958559	937,445
	2010	$0.879543	$0.981646	989,659
	2009	$0.722951	$0.879543	744,138
	2008	$1.000000	$0.722951	571,628
TA WMC Diversified Growth - Service Class	2013	$1.326303	$1.730856	2,228,223.236
Subaccount Inception Date January 12, 2004	2012	$1.189919	$1.326303	2,308,819
	2011	$1.254035	$1.189919	2,808,294
	2010	$1.080773	$1.254035	2,590,586
	2009	$0.848962	$1.080773	2,979,820
	2008	$1.597073	$0.848962	2,886,962
	2007	$1.393568	$1.597073	4,966,750
	2006	$1.301820	$1.393568	5,004,670
	2005	$1.133532	$1.301820	3,094,460
	2004	$1.000000	$1.133532	2,090,656

(1)	The beginning and ending AUV for this fund also reflects a 0.20% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.

152

CONDENSED FINANCIAL INFORMATION — (Continued)

(2)	The beginning and ending AUV for this fund also reflects a 0.15% Fund Facilitation Fee which is in addition to the Separate Account Expense percentage listed above.
(3)	Effective on or about May 1, 2014, Transamerica Hanlon Income VP merged into Transamerica BlackRock Tactical Allocation VP.

Transamerica BlackRock Tactical Allocation VP had not commenced operations as of December 31, 2013, therefore, comparable data is not available.

153

PART C		OTHER INFORMATION

Item 24.		Financial Statements and Exhibits

	(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

	(b)	Exhibits:

		(1)	(a)	Resolution of the Board of Directors establishing Separate Account VA U. Note 1

			(b)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company re- domesticating Separate Account VA U. Note 20

			(c)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Western Reserve Life Assurance Co. of Ohio. Note 20

			(d)	Resolution of Board of Directors of Western Reserve Life Assurance Co. of Ohio Approving Plan of Merger with Transamerica Premier Life Insurance Company. Note 20

		(2)		Not Applicable.

		(3)	(a)	Amended and Restated Principal Underwriting Agreement - Monumental Life Insurance Company and Transamerica Capital, Inc. Note 2

			(b)	Amendment to Amended and Restated Principal Underwriting Agreement. Note 20

			(c)	Form of Broker/Dealer Life Insurance Company Product Sales Agreement by and between TCI Securities Corporation and the Broker/Dealer. Note 3

		(4)	(a)	Form of Policy. Note 1

			(b)	Form of Enhanced Death Benefit Rider (Return of Premium). Note 1

			(b)(1)	Form of Enhanced Death Benefit Rider (Annual Step-Up). Note 1

			(b)(2)	Form of Enhanced Death Benefit Rider (Double Enhanced). Note 1

			(b)(3)	Form of Enhanced Death Benefit Rider (Roll-Up). Note 1

			(c)	Form of Surrender Charge Modification Rider (Liquidity Rider). Note 1

			(d)	Form of Additional Death Benefit Rider (Bee-Extra II). Note 1

			(e)	Form of Premium Enhancement Rider. Note 4

			(f)	Form of C-Share Rider. Note 4

			(g)	Form of 5 for Life Rider. Note 4

			(h)	Form of Living Benefits Rider (GPS). Note 5

			(i)	Form of Rider (5 for Life-Growth-without Death Benefit). Note 6

			(j)	Form of Rider (5 for Life-Growth-with Death Benefit). Note 6

	(k)	Form of Rider (Income Select for Life). Note 20

	(l)	Form of Rider (Retirement Income Choice). Note 7

	(m)	Form of Rider (Retirement Income Choice Double Withdrawal Base Benefit). Note 8

	(n)	Form of Policy Endorsement (Fund Facilitation Fee). Note 8

(5)	(a)	Form of Application. Note 9

(6)	(a)	Restated Articles of Incorporation and Articles of Re-domestication of Transamerica Premier Life Insurance Company. Note 20

	(b)	Amended and Restated By-Laws Transamerica Premier Life Insurance Company. Note 20

(7)		(Not Applicable)

(8)	(a)	Participation Agreement (Access One and ProFunds). Note 10

	(a)(1)	Amendment No. 1 to Participation Agreement (Access One and ProFunds). Note 20

	(a)(2)	Amendment No. 2 to Participation Agreement (Access One and ProFunds). Note 11

	(a)(3)	Amendment to Agreements (Confidential Information Access One and ProFunds). Note 12

	(a)(4)	Amendment No. 6 to Participation Agreement (Access One and ProFunds). Note 13

(8)	(b)	Participation Agreement (AllianceBernstein). Note 14

	(b)(1)	Amendment to Participation Agreement (AllianceBernstein) Note 15

(8)	(c)	Participation Agreement (Fidelity). Note 16

(8)	(d)	Participation Agreement (Franklin Templeton). Note 17

	(d)(1)	Amendment No. 2 to Participation Agreement (Franklin Templeton). Note 18

	(d)(2)	Addendum to Participation Agreement (Franklin/Templeton). Note 20

	(d)(3)	Amendment No. 3 to Participation Agreement (Franklin Templeton). Note 13

	(d)(4)	Amendment to Participation Agreement (Franklin/Templeton). Note 20

	(d)(5)	Amendment No. 6 to Participation Agreement (Franklin Templeton). Note 15

(8)	(e)	Participation Agreement (TST). Note 19

	(e)(1)	Amendment No. 1 to Participation Agreement (TST). Note 15

	(e)(2)	Amended Schedule A 07-01-14 to Participation Agreement (TST). Note 20

(9)		Opinion of Counsel. Note 20

(10)		Consent of Independent Registered Public Accounting Firm. Note 20

(11)	Not applicable.

(12)	Not applicable.

(13)	Powers of Attorney. Brenda K. Clancy, Scott W. Ham, C. Michiel van Katwijk, Robert J. Kontz, Mark W. Mullin, Arthur C. Schneider, Jason Orlandi, and Eric J. Martin. Note 20

Note 1	Incorporated herein by reference to the Initial Filing to Form N-4 Registration Statement (File No. 333-108525) filed on September 5, 2003.

Note 2.	Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-146323) filed on April 25, 2013.

Note 3.	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-185574) filed on December 20, 2012.

Note 4.	Incorporated herein by reference to the Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-108525) dated April 27, 2005.

Note 5.	Incorporated herein by reference to Initial Filing of Form N-4 Registration Statement (File No. 333-112089) filed on January 22, 2004.

Note 6.	Incorporated herein by reference to the Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-108525) filed on December 13, 2005.

Note 7.	Incorporated herein by reference to the Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-108525) filed on December 21, 2007.

Note 8.	Incorporated herein by reference to the Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 333-108525) filed on November 6, 2008.

Note 9.	Incorporated herein by reference to the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-108525) filed on December 19, 2003.

Note 10.	Incorporated herein by reference to the Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-108525) filed on February 13, 2007.

Note 11.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-145461) filed on October 23, 2007.

Note 12.	Incorporated herein by reference to the Post-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 333-108525) filed on April 22, 2013.

Note 13.	Incorporated herein by reference to the Post-Effective Amendment No. 24 to Form N-4 Registration Statement (File No. 333-108525) filed on August 16, 2013.

Note 14.	Incorporated herein by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 333-108525) filed on February 3, 2009.

Note 15.	Incorporated herein by reference to the Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 333-108525) filed on April 16, 2012.

Note 16.	Incorporated herein by reference to the Post-Effective Amendment No. 28 to Form N-4 Registration Statement (Filed No. 333-108525) dated April 30, 2014.

Note 17.	Incorporated herein by reference to the Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 333-108525) filed on February 3, 2009.

Note 18.	Incorporated herein by reference to the Post-Effective Amendment No. 20 to Form N-4 Registration Statement (File No. 333-108525) filed on April 29, 2011.

Note 19.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-185573) filed on April 10, 2013.

Note 20.	Filed herewith.

Item 25. Directors and Officers of the Depositor (Transamerica Premier Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
Brenda K. Clancy 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director, Chairman of the Board, President and Chief Executive Officer
Scott W. Ham 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director and Division President – Life & Protection
C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Chief Financial Officer, Treasurer and Senior Vice President
Robert J. Kontz 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director and Vice President
Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director
Arthur C. Schneider 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Chief Tax Officer and Senior Vice President
Jason Orlandi 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President, Secretary and General Counsel
Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Corporate Controller and Senior Vice President
Alison Ryan 1150 S. Olive St. Los Angeles, CA 90015	Vice President

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

44764 Yukon Inc.	Canada	100% Creditor Resources, Inc.	Holding company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (89.5727%) ; Monumental Life Insurance Company (10.4273%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Garnet LIHTC Fund XXXV, LLC - sole Member	Affordable housing

Asia Investment Holding Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, Inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

CRI Canada Ltd.	Canada	44764 Yukon Inc. owns all preferred shares of stock; various non-AEGON entities/investors own common shares of stock	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Sole Member - Garnet Community Investments XXXVIII, LLC	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC at 1% managing member and non-AEGON affiliate, FNBC Leasing Corporation as the 99% investor member.	Investments

Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC as a .01% member and non-AEGON affiliate, Partner Reinsurance Company of the U.S. as the 99.99% member.	Investments

Garnet LIHTC Fund XLI, LLC	Delaware	Sole Member - Garnet Community Investment XLI, LLC	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) managing member; non-affiliates of AEGON: Community Trust Bank (83.33%) investor member; Metropolitan Bank (16.66%) investor member.	Investmetns

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Harbor View Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	Affordable housing

Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	100% Stonebridge Life Insurance Company	Investments

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund 1, LLC	Delaware	Sole Member - Garnet LIHTC Fund IX, LLC	Real estate investments

TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property.

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	100% AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Investors Warranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions Corporation	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda - will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Investment advisor

Transamerica Retirement Insurance Agency, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Conduct business as an insurance agency.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement plan services.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	100% AUSA Holding Company	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding Company	Investments

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc.; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.  Number of Contract Owners

As of August 31, 2014, there were 13,073 Owners of the Contracts.

Item 28.  Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters–

(a)    Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account. ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VL E, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. This account is a separate account of Transamerica Premier Life Insurance Company (formerly known as Monumental Life Insurance Company).

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Jeffrey T. McGlaun	(3)	Assistant Treasurer
Carrie N. Powicki	(2)	Secretary
C. Michael van Katwijk	(3)	Treasurer

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

(c) Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	$ 3,282,786	0	0	0

(1)     Fiscal Year 2013

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Premier Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica at the address or phone number listed in the Prospectus.

(d)	Transamerica Premier Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Premier Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Premier Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 1st day of October, 2014.

SEPARATE ACCOUNT VA U

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY
Depositor

Brenda K. Clancy*
Director, President and Chairman of the Board and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Brenda K. Clancy*	Director, President, Chairman of the Board and Chief Executive Officer	, 2014

Scott W. Ham*	Director and Division President-Life & Protection	, 2014

C. Michiel van Katwijk*	Director, Chief Financial Officer, Treasurer and Senior Vice President	, 2014

Robert J. Kontz*	Director and Vice President	, 2014

Mark W. Mullin*	Director	, 2014

Arthur C. Schneider*	Director, Chief Tax Officer and Senior Vice President	, 2014

Jason Orlandi*	Director, Senior Vice President, Secretary and General Counsel	, 2014

Eric J. Martin*	Corporate Controller and Senior Vice President	, 2014

/s/ Alison Ryan Alison Ryan	Vice President	October 1, 2014

*By: Alison Ryan – Attorney-in-Fact pursuant to Powers of Attorney filed herewith

Registration No. 333-

811-21427

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

SEPARATE ACCOUNT VA U

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(l)(b)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company re-domesticating Separate Account VA U.

(l)(c)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Western Reserve Life Assurance Co. of Ohio.

(1)(d)	Resolution of Board of Directors of Western Reserve Life Assurance Co. of Ohio Approving Plan of Merger with Transamerica Premier Life Insurance Company.

(3)(b)	Amendment to Amended and Restated Principal Underwriting Agreement.

(4)(k)	Form of Rider (Income Select for Life)

(6)(a)	Restated Articles of Incorporation and Articles of Re-domestication of Transamerica Premier Life Insurance Company.

(6)(b)	Amended and Restated By-Laws Transamerica Premier Life Insurance Company.

(8)(a)(1)	Amendment No. 1 to Participation Agreement (Access One and ProFunds)

(8)(d)(2)	Addendum to Participation Agreement (Franklin/Templeton)

(8)(d)(4)	Amendment to Participation Agreement (Franklin/Templeton)

(8)(e)(2)	Amended Schedule A 07-01-14 to Participation Agreement (TST)

(9)	Opinion of Counsel

(10)	Consent of Independent Registered Public Accounting Firm

(13)	Powers of Attorney

* Page numbers included only in manually executed original.